Integrated
Annual Report
2024



Re-imagining mining to improve people's lives

Mining for a safer, smarter, more sustainable future.

We are combining integrity, creativity and smart innovation to unlock enduring value for our shareholders, for our people, local communities, our customers, and the world at large – to better connect precious resources in the ground to all of us who need and value them.

Using more precise technologies, less energy and less water, we aim to reduce our physical footprint for every tonne of metal or mineral that we produce.

Together with our business partners and diverse stakeholders, we aim to help build brighter and healthier futures around our operations in host communities and ultimately for billions of people around the world who depend on our products every day.

Our products are essential ingredients in so much of modern life – from smartphones, electric vehicles and household appliances to solar panels, wind turbines, data centres and the systems that power artificial intelligence (AI). They build our homes, offices, railways and airports and will help feed a healthier and growing global population. Simply put, our products move the world towards a more sustainable future – these are future-enabling products.

Cover image
Water and diesel truck operator Bridget Seikotagelo standing in front of a truck at our Sishen iron ore mine in South Africa.



Revenue
$27.3 bn
2024	$27.3 bn
2023	$30.7 bn

Underlying EBITDA◊
$8.5 bn
2024	$8.5 bn
2023	$10.0 bn

Operating profit/(loss)
$(0.2) bn
2024	$(0.2) bn
2023	$3.9 bn

Underlying earnings per share◊
$1.60
2024	$1.60
2023	$2.42

Profit/(loss) attributable to equity shareholders
$(3.1) bn
2024	$(3.1) bn
2023	$0.3 bn

Net debt◊
$10.6 bn
2024	$10.6 bn
2023	$10.6 bn

Total dividends per share
$0.64
2024	$0.64
2023	$0.96

Attributable free cash flow◊
$0.5 bn
2024	$0.5 bn
2023	$(1.4) bn

Group attributable ROCE◊
12%
2024	12%
2023	16%

Number of fatalities
3
2024	3
2023	3

Total recordable injury frequency rate (TRIFR)
1.57
2024	1.57
2023	1.78

Level 4-5 environmental incidents
0
2024	0
2023	0

◊ **Alternative Performance Measures**
Words with this symbol ◊ are defined in the Alternative Performance Measures section of the Integrated Annual Report on pages 334–339

Contents

The Strategic Report forms part of the Anglo American plc Integrated Annual Report for the year ended 31 December 2024 and should be read in conjunction with the Governance section and Financial Statements of the Integrated Annual Report.

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You can find this report and others, including the Sustainability Report, our Tax and Economic Contribution Report, and the Ore Reserves and Mineral Resources Report, on our corporate website.

▶ For more information, visit:
angloamerican.com/investors/annual-reporting

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Basis of reporting

The Anglo American plc Integrated Annual Report for the year ended 31 December 2024 is produced in compliance with UK regulations. Additionally, we have compiled this report using the Guiding Principles and Content Elements set out in the International Integrated Reporting Council's <IR> Framework.

Integrated Reporting aims to demonstrate how companies create value sustainably over time, for a range of stakeholders – consistent with Anglo American's Purpose, business approach and strategy. This report, therefore, includes a comprehensive overview of our material matters, in the eyes of our stakeholders, and the impact these matters have on the value we create.

Measuring performance

Throughout the Strategic Report we use a range of financial and non-financial measures to assess our performance. A number of the financial measures are not defined under IFRS so they are termed 'Alternative Performance Measures' (APMs). We have defined and explained the purpose of each of these measures on pages 334– 339, where we provide more detail, including reconciliations to the closest equivalent measure under IFRS. These APMs should be considered in addition to, and not as a substitute for, or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS.

Units

'Tonnes' are metric tonnes, 'Mt' denotes million tonnes, 'kt' denotes thousand tonnes, 'Mct' denotes million carats and 'koz' denotes thousand ounces; '$' and 'dollars' denote US dollars, and 'cents' denotes US cents.

Forward-looking statements, third-party information and Group terminology

This document includes references to the Anglo American Group, forward-looking statements and third-party information. For information regarding the Anglo American Group, forward-looking statements and such third-party information, please refer to the IBC of this document.

Non-financial and sustainability information disclosures

Non-financial and sustainability information in this report includes subsidiaries and joint operations over which the Anglo American Group has management or acts as operator. It does not include independently managed operations, such as Collahuasi and Samancor, nor does it include De Beers' non-managed joint operations in Namibia and Botswana, unless specifically stipulated.

We continue to evolve our non-financial disclosures in line with emerging recommendations and principles, ensuring we continue to comply with the reporting requirements contained in sections 414CA and 414CB of the Companies Act; the Financial Stability Board's Task Force on Climate-related Financial Disclosures (TCFD); and the Streamlined Energy and Carbon Reporting (SECR) rules. The tables on pages 148–153 and 154 are intended to guide stakeholders to where the relevant non-financial and sustainability information is included within our Strategic Report and other externally available Anglo American plc publications.

Our business at a glance

Anglo American is a leading global mining company with a portfolio of world-class mining and processing operations and outstanding mineral endowments, offering significant value-accretive growth optionality, with around 55,000 employees working for us around the world.



North America
1,000 employees[1]
$62 m wages and benefits paid[2]
$32 m taxes and royalties[3]
$132 m local procurement spend[4]

Peru
1,200 employees[1]
$156 m wages and benefits paid[2]
$389 m taxes and royalties[3]
$1,041 m local procurement spend[4]

Chile
4,100 employees[1]
$437 m wages and benefits paid[2]
$570 m taxes and royalties[3]
$2,787 m local procurement spend[4]

Brazil
4,200 employees[1]
$195 m wages and benefits paid[2]
$342 m taxes and royalties[3]
$1,302 m local procurement spend[4]

South Africa
31,500 employees[1]
$1,560 m wages and benefits paid[2]
$891 m taxes and royalties[3]
$3,707 m local procurement spend[4]

Europe
2,900 employees[1]
$527 m wages and benefits paid[2]
$446 m taxes and royalties[3]
$998 m local procurement spend[4]

Australia/Asia
3,100 employees[1]
$652 m wages and benefits paid[2]
$820 m taxes and royalties[3]
$1,560 m local procurement spend[4]

Other Africa
7,000 employees[1]
$399 m wages and benefits paid[2]
$396 m taxes and royalties[3]
$570 m local procurement spend[4]

London
Finland
United Kingdom

① Canada

Product groups/corporate*
- ● Copper
- ● Iron Ore
- ○ Platinum Group Metals
- ○ De Beers
- ○ Steelmaking Coal
- ○ Nickel
- ● Manganese
- ● Crop Nutrients
- ● Marketing hub
- ◇ Early-stage project
- ○ Denotes business to be divested or demerged in line with our portfolio simplification

* Number within dot denotes number of operations shown by product.

① Peru

③ Chile

Brazil ② ①

② Botswana
② Namibia
Zimbabwe ①

Shanghai

Singapore

South Africa
① ② ⑤ ①

Australia ① ⑤

See page 147 for footnotes

Our business

We provide many of the essential metals and minerals that are fundamental to the transition to a low-carbon economy, as well as meeting the growing demands for improved living standards across the world's developed and maturing economies, and feeding a growing global population. We endeavour to do so in a way that not only generates sustainable returns for our shareholders over the long term, but that also strives to make a real and lasting positive contribution to society as a whole.



Our overview video gives a complete introduction to what we do and our ambitions for the future
See https://youtu.be/cYUz_h97X0A

Copper

$3,805 million
Underlying EBITDA$^\diamond$

45%
Group underlying EBITDA[5]$^\diamond$

773 kt
Production: Copper

Iron Ore

$2,655 million
Underlying EBITDA$^\diamond$

31%
Group underlying EBITDA[5]$^\diamond$

35.7 Mt
Production: Iron ore – Kumba

25.0 Mt
Production: Iron ore – Minas-Rio

PGMs

$1,106 million
Underlying EBITDA$^\diamond$

13%
Group underlying EBITDA[5]$^\diamond$

3,553 koz
Production: PGMs

De Beers

$(25) million
Underlying EBITDA$^\diamond$

0%
Group underlying EBITDA[5]$^\diamond$

24.7 Mct
Production (100% basis)[6]

Steelmaking Coal

$924 million
Underlying EBITDA$^\diamond$

11%
Group underlying EBITDA$^\diamond$

14.5 Mt
Production: Steelmaking coal

Nickel

$92 million
Underlying EBITDA$^\diamond$

1%
Group underlying EBITDA$^\diamond$

39.4 kt
Production: Nickel

Manganese (Samancor)

$116 million
Underlying EBITDA$^\diamond$

1%
Group underlying EBITDA$^\diamond$

2.3 Mt
Production: Manganese ore

Crop Nutrients

$(34) million
Underlying EBITDA$^\diamond$

Woodsmith is a greenfield project

Corporate and other

$(179) million
Underlying EBITDA$^\diamond$

▶ More detailed information and maps can be found in the business reviews
See pages 112–145

Re-imagining mining to improve people's lives

We are delivering accelerated portfolio changes to create a world-class copper, premium iron ore and crop nutrients business – future-enabling products essential for decarbonisation, improving living standards and food security.

Through portfolio focus, asset quality and outstanding growth options, we are positioning Anglo American as a highly differentiated investment proposition with strong cash generation and the capabilities and longstanding relationship networks to deliver our full value potential. We continue to build on the rapid progress we have made this year in our portfolio simplification – reshaping Anglo American into a simpler, higher margin and more agile business for decades to come.



We are in the midst of a major transformation of Anglo American that the Board believes will create a far more resilient and valuable business."

Stuart Chambers
Chair

Safety

Safety is always paramount, and keeping our people safe is an unremitting endeavour for every one of us at Anglo American. It was therefore deeply saddening that three people died at our managed operations in 2024, following two incidents at our Amandelbult PGMs operation in South Africa, in June and October.

We are wholly committed to stopping our people from getting hurt at work and we believe it is possible to put an end to such incidents. We put great focus on Visible Felt Leadership (VFL), connecting operational leaders in the field to work directly with teams to ensure that a task or activity is performed safely. This is complemented by the continued implementation of our Contractor Performance Management framework, ensuring that every person working for our company is valued equally and that our contractors are fully integrated into our systems and processes, with the work they undertake well planned, aligned with our Operating Model, and rigorously risk assessed and resourced with the right skills.

Delivering our strategy

We are in the midst of a major transformation of Anglo American that the Board believes will create a far more resilient and valuable business that is set up to fulfil its full value and growth potential. The delivery of the portfolio simplification is well in train. In November, we agreed the sale of the bulk of our steelmaking coal business to Peabody Energy, subject to relevant approvals, which, together with the sale of our interest in Jellinbah to Zashvin, will

generate up to $4.8 billion in cash. The sale of the nickel business was agreed in February 2025 for up to $500 million in cash and the demerger of Anglo American Platinum is expected in June 2025. We anticipate that the separation of De Beers will then follow, ensuring we recognise the value of its leadership position and iconic brand as trading conditions improve.

Value-accretive growth

Anglo American's simplified portfolio offers significant value-accretive growth options across each of copper, premium iron ore and crop nutrients, positioning the company to deliver into structurally attractive demand trends.

Our outstanding copper endowment through our interests in three world-class copper assets – Quellaveco, Los Bronces and Collahuasi – is set for multiple decades of competitive production and growth. We have well-sequenced brownfield and greenfield prospects for a pathway to more than one million tonnes of annual copper production, which includes our greenfield Sakatti project in Finland.

In our premium iron ore business, both Minas-Rio and Kumba contribute significantly to cash flow and offer value-enhancing opportunities. UHDMS technology is being deployed at Kumba to deliver a step change in the proportion of premium quality product, while the combination of Minas-Rio and Serpentina provides a high-value option to double

Minas-Rio's production, with meaningful operational and logistics synergies.

And in crop nutrients, we have the project at Woodsmith to bring online the world's largest-known deposit of polyhalite – a highly attractive fertiliser that is well positioned to play a meaningful role in the transition to more sustainable, lower-carbon food production.

We expect to be in a position to unlock these and other growth opportunities by leveraging our proven delivery capabilities, our global relationship networks and our longstanding reputation as a responsible mining company, in the jurisdictions where Anglo American's experience and track record are most valuable and most valued.

Operating and financial performance

In a year characterised by still volatile markets and slow economic recovery in China, and with a weakening iron ore price and cyclically low PGMs and diamond prices, Anglo American delivered a much more stable operating performance. Combined with the strategic progress we are making with the portfolio and significant cost savings already delivered, Anglo American delivered a far stronger return for shareholders, with a Total Shareholder Return (TSR) for the year of 24%, compared with the FTSE 100 Index of 10% and a negative 12% TSR for the FTSE 350 Mining Index.

Group underlying EBITDA decreased by 15% to $8.5 billion (2023: $10.0 billion), reflecting lower prices across most products, albeit at a healthy 30% EBITDA margin as a

result of the focus on cost discipline and operational excellence. Prevailing conditions in the diamond markets led the Group to review its carrying value of De Beers, contributing to total net impairments for the year of $3.8 billion and a resulting loss attributable to shareholders of $3.1 billion.

In line with our payout-based dividend policy, the Board has recommended a final dividend of $0.22 per share, equal to 40% of underlying earnings, bringing total dividends for the year to $0.64 per share or $0.8 billion.

Governance

The Board gave serious consideration in 2024 to the unsolicited and highly conditional combination proposals from BHP, reviewing them in detail and unanimously rejecting each in turn. At the same time, the Board supported the management team's accelerated value delivery plans as being in the best interests of Anglo American's shareholders. The Board is in close touch with the implementation of these plans and is pleased with the good progress to date.

Over several years now, our Board has gained plenty of additional perspectives from its engagement with the company's employees, providing a healthy sense-check across a number of areas. Leading this initiative is the Global Workforce Advisory Panel, which includes 12 colleagues drawn from across the Group, chaired by non-executive director Marcelo Bastos. In 2024, the panel met on three occasions, one of which was in person in South Africa.

Our Board

In December, we announced the appointment of Anne Wade as a non-executive director and as a member of the Board's Audit and Sustainability committees, with effect from 1 January 2025. Anne brings a wealth of buy-side insights from her career as a global asset manager, with a particular focus on infrastructure and raw materials, as well as extensive experience as a non-executive director across a number of relevant industries.

I am always keen that our non-executive directors experience our operations at first hand and have the opportunity to engage face to face with employees. So, it was pleasing that our Board was able to interact directly with a wide range of employees, both at our country office and at site, during the Board's visit to Brazil in September.

Outlook

The global macro-economic landscape continued to present challenges in 2024, though somewhat soothed as fears of global recession gradually receded – in large part due to more robust growth in the US. As we enter 2025, political factors will likely play a pivotal role in driving economic outcomes. On the proviso that the ongoing global conflicts begin to de-escalate, near-term growth will likely depend on the nature and scale of emerging international trade restrictions, Chinese economic stimulus measures, and Europe's ability to reinvigorate its industrial sectors. Many regions continue to face higher than targeted inflation and interest rates, while elevated and increasing government debt

levels suggest limited scope for direct fiscal stimulus, and instead we will likely see more creative and diverging policy approaches to supporting growth.

Looking through these challenging macro factors, Anglo American continues to prioritise growth and growing markets where our mineral endowments and capabilities best match the major trends that shape supply and demand for our products. As we progress with our portfolio simplification to focus on the responsible production of copper, premium iron ore and crop nutrients, our future-enabling products are well positioned to feed into three major global trends of decarbonisation, improving living standards and food security.

Thanks

I would like to express my thanks to all our employees, the senior leadership team and the Board for their resilience and commitment this year, and also to our shareholders and stakeholders for their continued support.

Our Strategic Report

Our 2024 Strategic Report, from pages 2–154, was reviewed and approved by the Board on 19 February 2025.

Stuart Chambers
Chair

Delivering exceptional value through portfolio focus and growth

Our future-enabling products of copper, premium iron ore and crop nutrients each offer significant value-accretive growth optionality from our outstanding mineral endowments.

Safety – our number one value

We are unconditional about safety and strive continuously to create a workplace where everyone returns home safely. Safety is our number one value and first priority, and we continue to make progress towards our goal of zero harm, recording our lowest ever injury rate in 2024. However, I am deeply sorry to report that three colleagues died in the year, following two accidents underground at our PGMs business in South Africa. We extend our heartfelt condolences to their families, friends and colleagues. In addition to investigating each of these tragic incidents, we are committed to sharing the learnings across the industry to help prevent any repeats.

We are also continuing to implement our targeted safety strategy, investing in systems and technology, standards, and training our people, with a particular focus on Visible Felt Leadership (VFL) to ensure all leaders, at all levels in the organisation, are spending sufficient time in the field having quality interactions with our workforce.

A highly attractive and differentiated value proposition

In 2024 we set out an acceleration of our strategy, to focus on the three businesses where we believe we have distinct strategic advantage through a combination of our operational expertise; our outstanding mineral endowments and the very significant growth optionality they offer; and our technical and sustainability capabilities to operate and deliver that growth responsibly – and in a way that delivers enduring value for our shareholders.

Through our world-class positions in copper, premium iron ore and crop nutrients, we will offer entirely future-enabling products that play into the compelling dynamics created by the structural trends of decarbonising the global economy, improving living standards, and food security. We are moving at pace to set up Anglo American as a highly attractive and differentiated investment proposition for the long term, offering strong cash generation to support sustainable shareholder returns and the capabilities and longstanding relationship networks to deliver our full value and growth potential.



We are moving at pace to set up Anglo American as a highly attractive and differentiated investment proposition."

Duncan Wanblad
Chief Executive

Maximising value across Anglo American

The shape of Anglo American has evolved many times over its long history and we are currently implementing another such transformation to unlock the inherent value in our portfolio. While our current portfolio configuration has constrained value transparency as the capital markets have themselves evolved, we are ensuring that each of our businesses is set up for success, whether as part of Anglo American, as independent businesses, or within a different portfolio.

We are transforming our organisation as well as our portfolio, structurally resetting our cost base. We are ahead of schedule having reduced costs by $1.3 billion on a run rate basis in 2024, with a further $0.5 billion of run rate cost savings expected by the end of 2025. Anglo American will be increasingly well positioned as a much higher-margin and far more cash-generative business in a more volatile macro environment that demands greater resilience and agility.

We have made rapid progress with our portfolio simplification. In November, we announced an agreement with Peabody Energy to sell our steelmaking coal business in Australia which, together with the sale of our interest in Jellinbah to Zashvin, we expect to generate up to $4.8 billion in aggregate gross cash proceeds. In February 2025 we agreed the sale of our nickel business in Brazil to MMG for a cash consideration of up to $500 million. Our demerger of Anglo American Platinum is well on track and expected in June 2025.

The separation of De Beers will follow, with decisive action taken to strengthen cash flow in the near term and position De Beers for long-term success and value realisation.

Operational stability and cost discipline driving far stronger cash generation

For 2024 as a whole, we have achieved far greater stability across our operations as a result of our focus on our biggest margin lever: operational excellence.

All our businesses delivered within their production guidance for the year. In particular, we saw strong operational delivery aligned to robust mine plans in our copper and premium iron ore businesses, with Minas-Rio achieving its best ever 12-month operational performance with a record 25 million tonnes of iron ore produced in 2024.

Group underlying EBITDA decreased by 15% to $8.5 billion (2023: $10.0 billion), reflecting a 10% lower basket price for our products and unit costs held flat – a strong cost performance. Our focus on working capital and cost efficiency translated into stronger cash generation and a stable EBITDA margin of 30% (2023: 31%) despite an 11% reduction in revenue. Our copper and iron ore businesses were again the standout EBITDA margin performers at 50% and 40% respectively.

Far stronger cash conversion allowed us to keep net debt flat at $10.6 billion, equal to 1.3x underlying EBITDA, with the cash proceeds from our divestments expected to continue flowing through during this year.

Reflecting prevailing market conditions, we have reduced our carrying value of De Beers by $2.9 billion (before tax). Recognising total net impairments of $3.8 billion, we report a loss attributable to equity shareholders of $3.1 billion.

Our $0.8 billion total dividend for the year of $0.64 per share is in line with our 40% payout policy.

Technical and sustainability competencies; key to accessing and unlocking growth

How metals and minerals are produced is ever more important to all stakeholders, from local communities to our customers and the ultimate consumer – and rightly so. Sustainability, innovation and operating responsibly are embedded into our strategy: from day-to-day operational decisions to portfolio choices. We believe this approach is a prerequisite for sustainable value creation in the mining industry and it is integral to our DNA as a company.

Our FutureSmart Mining™ approach integrates innovation in both sustainability and technology to deliver improved business and ESG outcomes, putting us in a strong position to deliver the numerous growth opportunities in each of our three businesses: copper, premium iron ore and crop nutrients, as well as other growth opportunities that we aim to secure over time. Having established Quellaveco as our first generation of FutureSmart mine, we are now taking those learnings to Woodsmith in the UK and then Sakatti in Finland – truly modern

mines with minimal surface footprint to responsibly produce the critical minerals that the world requires.

While many of the world's undeveloped resource opportunities are stalled due to environmental and social concerns, it is the way in which we deliver on our sustainability commitments that sets us apart. With each undeveloped resource having its own physical characteristics and social context, we have shown what can be achieved when genuine dialogue, collaboration and trust are combined with the required technical and sustainability competencies built up over time to deliver profitable outcomes and sustainable value.

Fostering a purpose-led and high-performance culture

People are the very heart of our business and are always front of mind in terms of their safety, health and the working environment that we provide for them to fulfil their potential. We have a holistic approach to fostering a culture that is guided by our Purpose in which our employees feel safe, both physically and psychologically, valued for who they are and the work they do, and empowered and accountable to grow business value for the long term.

Anglo American was once again recognised in 2024 in the Inclusive Top 50 UK Employers for the sixth year in a row and we were also awarded the Inclusive Culture Initiative Award for our domestic violence policy and awareness campaign. We know that the support we offer to survivors of

domestic violence who work for us can save lives and help people escape from dangerous situations. I was therefore extremely encouraged to see our sector-leading policy and approach being recognised in this way and we hope it will embolden more businesses to do the same.

Outlook

I am very pleased with the pace at which we are delivering what we set out in early 2024 – achieving far greater operational stability in 2024, making great strides in simplifying our portfolio, and setting up Anglo American as a compelling platform to deliver long-term value-accretive growth.

I believe there is just a very small handful of companies that have the track record, capabilities and trusted reputation to bring to market the incremental metals and minerals that society will need – and to do so responsibly. The partnerships we create and the contributions we make as part of the fabric of host countries over many decades together form the backbone of the trust that is so vital to one's licence to operate in our industry.

I thank the Board for its unwavering support and all our workforce for everything we have achieved together over the past year.

Duncan Wanblad
Chief Executive

Our business model

Anglo American draws upon a number of key inputs that, through targeted allocation, development, extraction and marketing, create sustainable value for our shareholders and our diverse range of stakeholders.

Our inputs

Ore Reserves and Mineral Resources
Our high-quality, long-life mineral assets provide a range of organic options for long-term value delivery.

Other natural resources
We aim to effectively manage the water and energy requirements of our mining and processing activities.

Know-how
We use our industry-leading technical, sustainability and market knowledge to realise optimal value from our assets.

Plant and equipment
We form strong relationships with suppliers, many of whom are located in the countries where we operate, to deliver tailored equipment and operating solutions.

Financial
A strong focus on productivity, cost discipline and working capital management helps deliver sustainable positive cash flows, with balanced capital allocation to optimise returns.

Governance
Our governance controls ensure we respond effectively to those matters that have the potential to cause financial, operational or reputational harm, while acting ethically and with integrity.
▶ For more information **See pages 155–191**

Materiality and risk
Identifying and understanding our material matters and risks is critical in the development and delivery of our strategy.
▶ For more information **See pages 20–23**

Our value chain



Discover
Plan and build
End of life plan
We invest in those parts of the value chain that provide us with the best return on our investment, holding ourselves to high standards through our holistic and integrated approach to sustainable business practices.
Mine
Move and market
Process

How we measure the value we create



Safety and health   Financial   Cost   Environment

People   Production   Socio-political

▶ For our pillars of value **See pages 104–107**

Outputs

We provide many of the precious metals and minerals our modern society needs for improving living standards and food security in a cleaner, greener and decarbonising world. We combine integrity, creativity, and smart innovation, with the utmost consideration for our people, their families, local communities, our customers and the world at large – to better connect precious resources to all of us who need and value them.

Attributable free cash flow	Group attributable ROCE
$0.5 bn	12%

CO_2 equivalent emissions (Scope 1 and 2)	Mined product shipped by our fleet
11.6 Mt	>75 Mt

Production in 2024
– Copper: **773 kt**
– Iron ore: **60.8 Mt**
– Platinum: **1,846 koz refined**
– Diamonds: **24.7 Mct**
– Steelmaking coal: **14.5 Mt**
– Nickel (from Nickel and PGMs): **65.2 kt**
– Manganese ore: **2.3 Mt**
– Palladium: **1,249 koz refined**
– Rhodium: **248 koz refined**

▶ For more on the value we create for stakeholders **See pages 12–13**

Stakeholder engagement
Open and honest engagement with our stakeholders is critical in gaining and maintaining our social and regulatory licences to operate. Working within our social performance framework, it is our goal to build and sustain constructive relationships with host communities and countries that are based on mutual respect, transparency and trust.
▶ For more information **See pages 16–19**

Our value chain

Across every aspect of our value chain, we are thinking innovatively about how we work to ensure the safety of our people, enhance our sustainability performance, and deliver industry-leading margins and returns.



Discover

Our geologists search for and discover new sources of the minerals that make our modern lives possible. We benefit from developing and using world-class expertise and leading technologies, often that we have developed ourselves, to find deposits we can develop and mine in a safe and sustainable way.

Plan and build

Before we put a spade in the ground, our geologists and engineers work together using virtual mine planning systems to design the most effective, cost-efficient and environmentally sound construction and operational mine plan.

Process

By processing, converting and refining our raw materials, we produce what our customers need and value. Our processing technologies also enable us to reduce energy and waste, recycle more water, increase efficiency, drive innovation and, by adding value to our products, further support economic activity in the areas we mine.

Mine

In extracting the products that we all need in our daily lives, we draw on over 100 years of mining experience. Safety comes first: our whole way of working is focused on keeping our people safe. We plan for the lifecycle of the mine and beyond and use our holistic approach to innovation to reduce waste and protect environments.

Move and market



After processing, we then transport our metals and minerals to where they are needed, to our customers. We use the latest technologies to co-ordinate and optimise our global shipping needs. And we use our scale and detailed knowledge of the demand and uses for our products to offer our customers a reliable supply, tailored to their requirements and expectations – adding value for them every step of the way and, ultimately, for billions of consumers who rely on our products every day.

End of life plan

We do not only plan for the lifecycle of the mine – we also take great care to look beyond and determine the rehabilitation of the site and the real benefits that will help sustain local communities, long after the site is closed.

Our strategy

We develop and actively manage a portfolio of high-quality mineral assets, with a focus on operating safely, efficiently and competitively – to reliably serve our customers, deliver sustainably attractive shareholder returns and create wider stakeholder value.

Our strategic priorities

We prioritise growth and growing markets where our capabilities best match the major trends that shape supply and demand for our products for generations to come. We achieve this by focusing on three clear strategic priorities of operational excellence, portfolio simplification and growth.

Our strategic enablers

Built up over many decades of operating businesses and developing major projects in developing and developed markets, our strategic enablers are integral to delivering the full potential of Anglo American's portfolio and other growth opportunities that we will secure over time.

Our Purpose

Re-imagining mining to improve people's lives



Operational excellence
▶ For more information **see pages 26–35**



Portfolio simplification
▶ For more information **see pages 36–49**



Growth
▶ For more information **see pages 50–57**

Customer solutions	Sustainability and technical competencies	Reputation	Culture

▶ For more information on our strategic enablers **see pages 58–91**

Our Values

 Safety  Care and Respect  Accountability  Collaboration  Integrity  Innovation

Anglo American's Values and behaviours are at the heart of everything we do. Guided by our Purpose and our Values, we enable high performance and purposeful action. Our Values and the way in which we, as individuals, are expected to behave are the foundation of our Code of Conduct.

Our approach to sustainability and innovation

Anglo American's longstanding and holistic approach to sustainability, innovation and operating responsibly helps to build trust with our employees and stakeholders across society, reduce operational risk and deliver direct financial value for our business.

This approach is embedded in our strategy, from day-to-day operational decisions to portfolio choices, and we believe it is a prerequisite for sustainable value creation and integral to our DNA as a company. Our aim is to reliably and responsibly provide metals and minerals that are required to decarbonise our planet and that are also the building blocks of modern life – from housing to food – for ever more people.

Our reputation as a responsible mining company supports our ability to access future resource development opportunities, both from the significant endowments within our business and more broadly – critical to delivering our growth ambitions – while also forming meaningful partnerships to deliver sustainability outcomes far beyond our own financial investments, for the benefit of our stakeholders.

▶ For an overview of our strategy and full suite of strategic enablers
  See page 10

FutureSmart Mining™

Sustainability and innovation go hand in hand. By integrating our innovative approach to sustainability with our technical expertise, our FutureSmart Mining™ approach helps us reach our sustainability ambitions and deliver the significant growth opportunities in our portfolio, as well as others that we aim to secure over time.

While many of the world's undeveloped resource opportunities are stalled due to environmental and social concerns, we continue to work on sustainable and innovative ways to unlock these opportunities – whether through how we engage communities using our Social Way framework, our innovative approach to delivering and measuring net-positive impact (NPI) on biodiversity, or our use of technologies to reduce water and energy intensity – to further enhance these outcomes, with a focus on driving economic returns for our shareholders and to generate positive benefits for stakeholders.

▶ For an overview of FutureSmart Mining™
  See page 62

Sustainable Mining Plan

Our Sustainable Mining Plan (SMP) is integral to FutureSmart Mining™. Built around three Global Sustainability Pillars, we are committed to operating responsibly with a clear focus on sustainability and the goals and ambitions we have set ourselves to help deliver a healthy environment, thriving communities and building trust as a corporate leader. We work together with our business partners and diverse stakeholders to unlock enduring value from precious natural resources for our shareholders, for the benefit of the communities and countries in which we operate, and for society as a whole.

Designed to be a flexible, living plan, we continue to evolve our Sustainable Mining Plan and optimise the delivery pathways as we learn and make progress and as technologies develop, while also ensuring it stays relevant and suitably stretching, in tune with our stakeholders' and employees' expectations for our business.

We are refreshing the Sustainable Mining Plan to reflect Anglo American's future portfolio composition that was announced in May 2024. We continue to ensure that our sustainability ambitions remain relevant and that they deliver tangible value for our many stakeholders and we will set out an update when we have completed the review, likely only once the portfolio simplification has made further progress during 2025.

▶ For more information on our Sustainable Mining Plan
  See page 64



Creating value for our stakeholders

Anglo American is re-imagining mining to improve people's lives.

We combine integrity, creativity and smart innovation to unlock enduring value for our shareholders, our people, local communities, our customers and the world at large – to better connect precious resources in the ground to all of us who need and value them.

For the past 100 years and more, our employees have led from the front. Today, we are finding new ways to source, mine, process, supply, move and market our products, aiming to reduce our physical footprint for every tonne of metal or mineral that we produce.

We work together with our business partners and diverse stakeholders to unlock enduring value from precious natural resources for our shareholders, for the benefit of the communities and countries in which we operate, and for society as a whole.

Our metals and minerals build our homes, offices, railways and airports and will help feed a healthier and growing global population. Simply put, our products move the world towards a more sustainable future – these are future-enabling products.

* Calculated using average share price of $28.43 for the year ended 31 December 2024.



Investors

Delivering sustainable financial returns

Underpinning our strategy, we have a value-focused approach to capital allocation, with clear prioritisation: sustaining capital to maintain asset integrity; payment of base dividends; and then the allocation of discretionary capital to either growth investments, upgrades to our portfolio, or additional returns to shareholders.

▶ For more information
Visit angloamerican.com/investors

$0.8 bn[7]
Total returns to shareholders

2.9%*
Dividend yield



Workforce

People are at the heart of our business, and that means our first priority is always workforce safety

Our people are critical to all that we do. And always front of mind are the safety and health of our employees and contractors; we train, equip and empower our people to work safely every day. We believe, too, in the value that we can deliver by creating an inclusive and diverse working environment and culture that encourages and supports high performance and innovative thinking.

▶ For more information
Visit angloamerican.com/employees

$4.2 bn
Total wages and benefits paid[2]



Communities

Supporting thriving communities

We are committed to delivering a lasting, positive contribution to host communities, beyond the life of our mines. This starts with understanding and responding to their particular needs and priorities. We nurture relationships with host communities through our social performance system, the Social Way, and aim to drive shared value through our Sustainable Mining Plan commitments.

▶ For more information
See pages 78–83

$145 m
Total Community Social Investment (CSI)

157,199
Total number of jobs supported off site






Stay up to date
For more on our performance in the year, see the video link.
Visit https://www.youtube.com/watch?v=Sfujk_DkHyk

Host countries

Playing our role in society

Anglo American contributes to economies and society both directly and indirectly, through the taxes and royalties we pay, the jobs we create, the local workforces we upskill, the local business opportunities we generate, and the education and community health initiatives we support.

▶ For more information
Visit angloamerican.com/about-us

$3.9 bn
Total taxes and royalties borne and taxes collected

▶ For more information
See our Tax and Economic Contribution Report 2024

Natural environment

Protecting our natural environment

We apply holistic thinking to address the interconnectivity of nature, the environment and the ecosystems in which we operate as we work towards delivering positive biodiversity outcomes and addressing global challenges such as climate change.

Some of the targets we have set include:

– To be carbon neutral across our operations (Scope 1 and 2 GHG emissions) by 2040

– Net-positive biodiversity outcomes across our managed operations

– Reducing absolute fresh water withdrawals by 50% in water-scarce areas by 2030, relative to the 2015 baseline.

Customers

Understanding our customers' needs

Across our activities, we harness the potential of our portfolio to provide a commercial offering that responds to customer requirements, supported by consistently high-quality service, and which reflects society's increasing expectations for responsible production and sourcing of raw materials. We believe in the value of third-party certifications with multi-stakeholder governance and, by the end of 2025, all of our assets will have undergone audits against third-party standards. We are also making headway in our roadmap to deliver on our ambition to achieve carbon neutrality by 2040 for our controlled ocean freight, having completed delivery of our 10 LNG dual-fuelled Ubuntu dry bulk carriers in the first quarter of 2024.

▶ For more information
Visit angloamerican.com/about-us

Suppliers

Responsible sourcing aligned to our Purpose

Our approach to responsible sourcing defines the minimum sustainability requirements and decent work principles we expect of our 13,000+ suppliers. We contribute to a supply chain that supports diversified economic growth and sustainable livelihoods within mining communities. Through purposeful procurement from host communities, we have supported over 75,000 jobs globally, contributing to enhanced prosperity and skills transfer in host countries.

▶ For more information
See page 85

$12.1 bn
spent with local suppliers in 2024

88%
of total supplier spend of $13.7 bn

How we make decisions

In line with best-practice corporate reporting, Anglo American's Integrated Annual Report includes a comprehensive assessment of the principal risks we face, as well as those matters that we and our stakeholders believe have a material bearing on the success of the business in the near and long term – beginning with safety and environmental sustainability.

By engaging with our stakeholders and being aware of their perspectives, and by understanding the risks we know we face, we are better placed to make informed decisions that help support the delivery of our strategy.

Insights

Stakeholder engagement and topics raised
▶ **See pages 16–19**

Material matters
▶ **See pages 20–23**

Demand growth trends
▶ **See pages 39–42**

Principal risks
▶ **See pages 98–103**

Strategy

We develop and actively manage a portfolio of high-quality mineral assets, which we operate safely, efficiently and competitively – to reliably serve our customers, deliver sustainably attractive shareholder returns and create wider stakeholder value.

We prioritise growth and growing markets where our capabilities best match the major trends that shape supply and demand for our products for generations to come. We achieve this by focusing on our three clear strategic priorities of operational excellence, portfolio simplification and growth.

In turn, these priorities are supported by a set of strategic enablers: customer solutions (our Marketing business), sustainability and technical competencies, reputation and culture.

Built up over many decades of operating businesses and developing major projects in developing and developed markets, our strategic enablers are integral to delivering the full potential of Anglo American's portfolio and other growth opportunities that we will secure over time.

▶ For more on our strategy
See page 10

Board review

– Chief executive and the Executive Leadership Team formulate the Group's long-term strategy.

– In addition to regular discussion on strategic topics, the Board dedicates a full meeting to a discussion of the Group's strategy, addressing critical short, medium and long-term issues.

– Board approves critical strategic decisions and endorses the Group's strategy.

– Board reviews progress of delivery of the Group's strategic priorities, as well as periodic business strategic reviews.

▶ For more on Board activity during 2024
See pages 168–170

Capital allocation

Underpinning our strategy, we have a value-focused approach to capital allocation, with clear prioritisation: first to sustaining our operations and maintaining asset integrity (including Reserve Life); secondly to the base dividend to our shareholders, determined on a 40% underlying earnings-based payout ratio.

All of our capital allocation decisions consider sustainability issues and impacts.

▶ For more information on our capital allocation approach
See pages 92–94

Determining what is important

Identifying and evaluating matters that are of common material interest to our stakeholders and to our business, and understanding how they may affect our ability to create shareholder value over time, are integral to our planning processes and help support the delivery of Anglo American's strategy.



Consideration of the wide spectrum of stakeholder interests is firmly embedded into Anglo American's culture, governance structures and management systems and is guided by our Purpose."

At the heart of decision making

Consideration of the wide spectrum of stakeholder interests is firmly embedded into Anglo American's culture, governance structures and management systems and is guided by our Purpose. Stakeholder concerns and considerations therefore feature prominently in the discussions of our Board meetings and those of its committees.

The Board, through its role in setting the tone from the top, provides leadership to the Group and is responsible for promoting and safeguarding the long-term success of the business, supporting the Executive Leadership Team in its formulation and implementation of the Group's strategy.

The duties of directors with regard to ensuring there is effective dialogue between the Group and its shareholders and stakeholders are broadening in scope, while society's expectations of company boards also continue to grow. At Anglo American, those matters considered by the Board and our stakeholders to be of material importance, and the views of our stakeholders in relation to those matters, are integral to the Board's discussions and decision making, including in relation to the Group's strategy and its evolution.



(Left to right) Governor of Minas Gerais Romeu Zema in conversation with chief executive Duncan Wanblad and chair Stuart Chambers, during the Board's visit to Brazil in September 2024.

Understanding our stakeholders

Healthy stakeholder relationships help us to better engage about how our business decisions, activities and performance are likely to affect or be of significant interest to our stakeholders, and provide the opportunity to co-create effective and lasting solutions to business and other challenges.



Investors

Our shareholders own the business, and their continued support is key to its long-term sustainability. Regular meetings and occasional site visits with the investor and financial analyst community inform and help to shape our strategy, including our value-based approach to capital allocation.



Employees

Our people are critical to all that we do and are essential to our commercial success. We have around 87,000 employees and contractors working for us around the world. We support labour rights, including the right to freedom of association and collective bargaining.



Communities

Building mutually respectful relations with the communities around our operations is essential to gaining and maintaining our licence to operate. We strive to deliver sustainable economic growth, operate in a responsible manner and involve host communities in the decisions that affect their lives, including beyond the life of our mine.



Suppliers and contractors

We work with a diverse group of 13,000+ suppliers globally to secure the supply of specialised equipment and services which enable best-in-class operating performance and value. Our suppliers are critical partners in the delivery of our sustainability commitments including responsible sourcing, inclusive procurement and value-chain decarbonisation.



Customers

We work closely with our customers to address their raw material needs in a way that is appropriately tailored to their requirements and expectations. With presence across key commercial hubs and close market contact, we have the industry understanding to provide the solutions customers want.



Civil society (NGOs, faith groups and academia)

Engagement with civil society brings a unique ethical and sustainability lens to our business. The cross-sector relationships we forge with NGOs and other groups enable us to be a more responsible and effective business.



Governments and multilateral institutions

Our global relationship networks at local and national levels help us to be more effective in understanding areas of mutual interest and priority, including in relation to access to critical minerals; the evolution of policy, regulation and permitting; infrastructure financing and debottlenecking, and maintaining our licence to operate.



Industry associations

Our advocacy role on the international stage, including our work with industry-related organisations ranging from IRMA and the TNFD, to the Minerals Councils of South Africa and Australia, is helping to make mining safer, cleaner, more sustainable and more attuned to the modern world's expectations for the mining industry of the future.

Investors

How we engage

The Group, through its investor relations team, has an active engagement programme with its key financial and sustainability audiences, including institutional shareholders.

Significant concerns raised by a shareholder are communicated to the Board. The Board receives regular briefings at each meeting from the group head of investor relations. The chair also hosts meetings with some of the company's largest institutional investors through the year.

What was important to our stakeholders in the year

– Operational performance (including safety)

– Financial performance, including the delivery of the cost-savings targets

– Engagement on M&A activity and providing access to management

– Progress on the portfolio simplification as we implement a number of major structural changes to unlock the inherent value in the portfolio

– Market outlook for our products

– Progress of growth projects in copper and premium iron ore, including an update on the slowdown of the Woodsmith project

– Sustainability, including climate change, water, nature and biodiversity, human rights, and safety, as well as the possible impact of the portfolio simplification on our sustainability strategy and targets.

Employees

How we engage

The Group uses various formats to connect leadership with workforce priorities. This may include surveys, focus group sessions and through the various working groups supported by the people & organisation function. In addition, the Group's Global Workforce Advisory Panel meets during the year to discuss a range of topics. Feedback from the meetings is shared with the Board and the Executive Leadership Team.

Every business has structures and routines in place for engagement with representative trade unions, and material matters are routinely escalated to appropriate leadership committees. In 2024, we had one dialogue session and a number of parallel engagements with IndustriALL. In South Africa and Australia, our Tripartite structures (comprising businesses, recognised trade unions, the regulator and industry councils) met to continue its focus on topics primarily related to health and safety.

What was important to our stakeholders in the year[8]

– Physical and psychological safety and health

– Job security

– Organisation and workforce restructuring

– The future of work

– Inclusion and diversity

– Performance leadership and reward

– Accelerated delivery of our strategy and portfolio simplification.

Communities

How we engage

Guided by our Social Way, we commit to local accountability that forms part of our Sustainable Mining Plan and sets our standard for how we proactively engage with local stakeholders. We aim to always engage proactively, meaningfully and respectfully with our stakeholders in relation to impacts and risks and to maximise socio-economic development opportunities. The principles of informed consultation and participation are at the heart of our stakeholder engagement activities, focusing on an in-depth exchange of views and information in an organised and iterative process that is tailored to different stakeholders, including potentially vulnerable groups.

The Sustainability Committee receives an annual report on social performance and community issues. The Board is also updated via presentations from business leaders and visits operations, which usually include engagement with local community representatives.

The Social Way Policy sets out requirements for the management of community grievances and incidents which could significantly affect local stakeholders. All incidents with Level 4–5 social consequences are reported to, and discussed by, the Board.

What was important to our stakeholders in the year

– Community health and safety

– Livelihoods and job creation

– Land access, displacement and resettlement

– Socio-economic development initiatives

– Grievances and incidents which could significantly affect local stakeholders

– Cultural heritage

– Collaboration in emergency preparedness planning.

Civil society (NGOs, faith groups and academia)

How we engage

The Group's engagement includes one-on-one interactions (including with Executive Leadership Team members); various multi-stakeholder initiatives and partnerships; addresses at civil society gatherings; and open and ongoing dialogue on tax transparency, the future of resource taxation and responsible mining practices. The Group hosts accountability dialogues which bring together a cross-section of stakeholders to discuss our performance. Any key concerns or trends from these engagements are reported to relevant executive and/or Board structures. These trends and issues inform our strategies, policies and procedures.

Anglo American participates in the global Mining and Faith Reflections Initiative and the South African multi-faith Courageous Conversations initiative, and also has longstanding partnerships with NGOs such as TechnoServe, Fauna & Flora International, Right to Care, HBGI and The Global Fund.

What was important to our stakeholders in the year

– Climate change and just transition
– Respect for human rights
– The future of resource taxation
– Our impact on water and biodiversity
– Avoiding/mitigating environmental harm and the right to a healthy environment
– Investing in social and community development
– Industry transparency and reporting initiatives
– Critical raw materials supply chains
– Ethical value chains/product provenance
– Free, prior and informed consent.

Suppliers and contractors

How we engage

The Group engages with suppliers through several channels, including: supplier relationship management programmes, engagement events; host community procurement forums; capability development initiatives; various digital platforms; and our responsible sourcing programme.

Material matters are reported to the Board through the chief executive's reports. Material supply contracts are approved by the Board. Reports to the Board from business leaders contain updates on contractor management.

What was important to our stakeholders in the year

– How to identify and mitigate the risk of modern slavery and labour rights abuses within the supplier value chain
– Stimulating local manufacture of mining goods and increasing procurement opportunities for host community suppliers through our inclusive procurement approach
– Providing suppliers with access to information, especially as these relate to procurement opportunities and performance feedback
– Through our Contractor Performance Management programme, protecting the safety, health, well-being and dignity of all workers employed by contracting companies
– Engaging suppliers to accelerate our Sustainable Mining Plan goals including our Scope 3 ambitions.

Customers

How we engage

Our Marketing business interacts with customers through direct personal engagements and via business and industry forums.

The CEO of Marketing provides an annual update to the Board on the Group's marketing strategy and activities, including customer engagement. The Board also receives a regular update on commodity markets from the Marketing team.

What was important to our stakeholders in the year

– Delivery of product on agreed timing and terms
– Decarbonisation roadmap and carbon management solutions
– Assurance that products have been responsibly mined or sourced
– Collaboration opportunities
– Participation in responsible mining certification systems
– Price risk management in an inflationary environment
– Continued engagement around key industry shifts.

Governments and multilateral institutions

How we engage

The Group engages proactively with host governments at both local and national levels, as well as with other governments in countries of strategic interest – both directly and through industry bodies, and via participation in inter-governmental and multilateral processes.

The Board receives regular updates on key geopolitical factors relevant to the Group's operating and broader strategic interests, as well as updates on government engagements.

What was important to our stakeholders in the year

- Stable, secure supply of responsibly sourced critical raw materials for the energy transition in an increasingly challenging geopolitical context

- Wider sustainability and development agenda, including climate change

- Contribution to national and international developmental priorities

- Taxation policy, including national and international tax reforms related to digitalisation, globalisation and the environment against a backdrop of challenging fiscal scenarios for many governments

- Permitting of new technology for transformational change

- Compliance with mining licence and related requirements.

Industry associations

How we engage

The Group participates in more than 130 industry associations worldwide. An audit of our memberships is undertaken and published biennially. The Group's participation is directed by our Government and International Relations Policy. The chief executive reports matters of significance to the Board.

What was important to our stakeholders in the year

- Contributing constructively in business initiatives, with the aim of enhancing the collective business interest

- Contributing to shared responses to challenges faced by governments and societies in host jurisdictions and markets

- General knowledge sharing on our approach to managing material issues.



(Left to right) senior independent director Ian Tyler, legal & corporate affairs director (and company secretary) Richard Price, Stuart Chambers, Duncan Wanblad and finance director John Heasley at our 2024 AGM.

Our material matters

**Determining what
is important**

**Identifying and evaluating matters
that are of common material interest
to our stakeholders and to our
business, and understanding how they
may affect our ability to create value
over time, are integral to our planning
processes and help support the
delivery of Anglo American's strategy.**

We identify our material matters through an
externally facilitated materiality assessment,
which we expect to carry out every two to
three years.

In 2023, we conducted a robust,
stakeholder-driven double materiality
assessment that sought to capture the key
material issues that impact society and the
environment (external) and impact
Anglo American (internal).

This materiality assessment incorporated
externally facilitated in-depth interviews with
a range of internal and external
stakeholders, supplemented by an internal
survey sent to managers across the Group,
and extensive desktop research. A third-
party-led validation workshop then took
place where subject-matter experts were
asked to validate the matters identified as
most impactful on both Anglo American and
wider society. The final materiality matrix
was then approved by the Group's
leadership and the Board.

To supplement the prior year's double
materiality assessment, in 2024 we
undertook extensive desktop research,
including: review of the Group Risk Register;
global media coverage and analyst reports
on Anglo American and the mining sector;
and analysis of Board and executive
discussions. The outcome of this research
confirmed that the material matters
identified in 2023 were still relevant and, as
such, we have not adjusted the materiality
matrix published in 2023 and on page 21
of this report.

To better demonstrate and communicate
how our material matters link to our
Sustainable Mining Plan, we have mapped
each material matter to the Sustainable
Mining Plan's relevant Critical Foundations
and Global Sustainability Pillars.



**Healthy stakeholder
relationships help us to
better communicate how
our business decisions,
activities and performance
are likely to affect or be of
significant interest to our
stakeholders."**



Understanding our stakeholders
Healthy stakeholder relationships help us to
better communicate how our business
decisions, activities and performance are
likely to affect or be of significant interest
to our stakeholders, and provide the
opportunity to co-create effective and
lasting solutions to business and other
challenges.

Anglo American's stakeholders include host
communities, governments, our workforce,
customers, business partners, multinational
organisations, industry peers, broader civil
society, trade unions, trade associations and
suppliers, in addition to our shareholders
who own the business. In some instances,

we work with representatives from multi-
stakeholder initiatives to provide a more
collaborative and holistic view on the issues
facing our industry.

Beyond the materiality process, we
continually engage with our stakeholders at
global, national and local levels to develop
long-term mutually beneficial relationships
that support responses to society's most
pressing challenges.

▶ For more information on how we engage with our
  stakeholders
  See pages 16–19

Material matters in 2024

The matters identified through our materiality process are naturally numerous and wide-ranging and can cover a number of topics and issues. Some also intersect with specific principal risks facing the Group, as identified in the Group Risk Register. Principal risks are those risks, or combination of risks, that would threaten the business model, future performance, solvency or liquidity of Anglo American and are shown with the following symbol (‡).

For more information on our principal risks
See pages 98–103

The material matters shown in the matrix are those that relate to sustainability outcomes, including across the three pillars of environmental, social and governance (ESG). We are aware that there are numerous macro-economic and operational factors that can also impact both our stakeholders and Anglo American; these are discussed fully in the following pages of the Strategic Report:

Looking at the demand growth trends
See pages 39–42

Group financial review
See pages 108–111

Business performance reviews
See pages 112–145


HIGH
Environmental / Social Impact
Economic impact on producer countries
Economic development of communities
Climate resilience/ adaptation‡
Attraction, retention and engagement of workforce
Community and indigenous rights
Mineral residue management‡
Human and labour rights
Proactive policy advocacy approach
Diversity, equity and inclusion
Community health and education development
Biodiversity and land management
Resource re-use/recycling
Community consultation and engagement‡
Greenhouse gas emissions and renewable energy‡
Water use, quality and availability‡
Safety, health and well-being of the workforce‡
Responsible mine closure and regeneration
Responsible supply chain
Training and upskilling opportunities
Responsible product offering
Business ethics, governance, transparency
Bribery and corruption‡
Cybersecurity and data privacy‡
Business Impact
HIGH

To better demonstrate and communicate how our material matters link to our Sustainable Mining Plan, we have mapped each material matter to the plan's relevant Critical Foundations and Global Sustainability Pillars.*

Critical Foundations

SMP elements	Material matters	Read more
Zero mindset	Safety, health and well-being of the workforce‡	Page 31
Leadership and culture	Business ethics, governance and transparency	Page 90
	Attraction, retention and engagement of workforce	Page 88
	Bribery and corruption‡	Page 90
	Cybersecurity and data privacy‡	Page 38**
	Training and upskilling opportunities	Page 89
Inclusion and diversity	Diversity, equity and inclusion	Page 89
Human rights	Human and labour rights	Page 84
Governance and policies	Group standards and processes***	Page 57**
	Compliance with legal requirements***	Page 55**

*   The material matters and sustainability-linked targets articulated in this report reflect the current articulation of the Group's Sustainable Mining Plan and its stretch targets, which can be found on page 64 of this report.

**   Page reference(s) relates to the Sustainability Report 2024. For more information, see our Sustainability Report 2024 www.angloamerican.com/sustainability-report-2024

*** While Group standards and processes and compliance with legal requirements were not identified in our materiality analysis, they form part of the Critical Foundations of our Sustainable Mining Plan. We, therefore, include an overview of these topics in our Sustainability Report 2024.

Global Sustainability Pillars



SMP elements	Material matters	Read more
Healthy Environment	Climate resilience and adaptation‡	Page 65
	Greenhouse gas (GHG) emissions and renewable energy‡	Page 71
	Biodiversity and land management	Page 75
	Water use, quality and availability‡	Page 77
	Mineral residue management‡	Page 78
	Resource re-use/recycling	Page 90**
Thriving Communities	Community and indigenous rights	Page 109**
	Community consultation and engagement‡	Page 78
	Economic development of communities	Page 80
	Community health and education development	Page 82
	Responsible mine closure and regeneration	Page 112**
Trusted Corporate Leader	Proactive policy advocacy approach	Page 117**
	Responsible product offering	Page 60
	Responsible supply chain	Page 85
	Economic impact on producer countries	Page 83









Reflecting stakeholder views in our Board decision making

Anglo American has long understood the role of its business in society. This is encapsulated in our Purpose as: re-imagining mining to improve people's lives.

Guided by our clear Purpose, we reliably and responsibly provide many of the metals and minerals our modern society needs for improving living standards and food security in a cleaner, greener and decarbonising world.

We combine integrity, creativity and smart innovation, with the utmost consideration for our people, their families, local communities, our customers and the world at large – to better connect precious resources to all of us who need and value them.

Together with our business partners and diverse stakeholders, we aim to help build brighter and healthier futures around our operations, in host communities and ultimately for billions of people around the world who depend on our products every day.



Understanding our employees

People are the very heart of our business and critical to everything we do. We create safe, inclusive and diverse working environments, both physically and psychologically, where our employees feel valued for who they are and the work they do, and empowered and accountable to grow business value for the long term. We are acutely aware that to get the best from our people we need to understand their viewpoints and address any concerns they may raise about working for us.

We consider workforce engagement to be a priority for every leader at Anglo American and we ensure there are regular opportunities made available to all employees to identify areas where, for example, we need to do more to ensure that colleagues feel cared for and respected

Our Global Workforce Advisory Panel aims to give employees more of a voice in the boardroom so their views can be better understood and considered when decisions are being made about the future of the business. In 2024, the panel met three times – with one of the meetings taking place in person in South Africa – and the panel chair, non-executive director, Marcelo Bastos, shared the key messages from those meetings with the Board and the Executive Leadership Team. The Board also engages directly with employees during director site visits. The culture and Governance sections of this report provide more detail on these engagements and explain the resultant outcomes.

▶ For more information on our
  Global Workforce Advisory Panel
  See page 88

Our Values


Safety


Care and Respect


Collaboration


Accountability


Integrity


Innovation

Safety; Care and Respect; Integrity; Accountability; Collaboration; and Innovation shape our culture and guide our behaviour, and are fundamental to creating enduring benefit for all our employees, shareholders and stakeholders in a way that demonstrably improves people's lives.

Section 172 statement

Section 172 of the UK Companies Act requires directors of all UK companies to act in the way they would consider, in good faith, would be most likely to promote the success of a company for the benefit of its shareholders. It also requires directors, in making decisions, to have regard to a non-exhaustive list of factors, including the interests of employees and how the actions and behaviours of a company affect a broad range of stakeholders such as suppliers, customers, communities and the environment, as well as the company's reputation. Details of how the Anglo American plc Board of directors has fulfilled its legal duties can be found throughout this report and the following sections make up the Company's Section 172 statement for the year ended 31 December 2024.

The Board gave serious consideration to the unsolicited and highly conditional combination proposals from BHP, reviewing them in detail and unanimously rejecting each in turn. At the same time, the Board supported the management team's accelerated value delivery plans and is actively engaged with the progress of these plans in accordance with its broader strategic oversight of the Group as it undergoes a period of transformational change to create a more resilient and valuable business that is set up to fulfil its full value and growth potential. This includes the likely consequences of any decisions we make which are aligned to the portfolio changes; the need to foster the relationships we have with all our stakeholders and deliver on our commitments; the interests of our employees; the impact our operations have on the environment and local communities; and the need to maintain high standards of business conduct. The full Board received briefings in 2024 on the duties and obligations of directors and key regulatory issues they need to consider in the exercise of their powers.

The Board understands that our wide range of stakeholders (identified on pages 16-19) is integral to the sustainability of our business, underpinning our social licence to operate. In addition, the Board is conscious that expectations around our performance and contribution to society – from local to global – are both diverse and continuously evolving.

By listening to, understanding and engaging with our stakeholders, the Board endeavours to live up to their expectations, by staying true to our Purpose, acting in accordance with our Values, and supporting management in the delivery of our strategy. Stakeholder considerations are integral to the discussions at Board meetings and the decisions we make take into account any potential impacts on them and the natural environment, particularly as the company undergoes this current period of transformational change.

Like any business, we are aware that some of the decisions we make may have an adverse impact on certain stakeholders.

The Board holds management to account for the delivery of our Sustainable Mining Plan – this is a flexible, living plan and is currently being updated to reflect Anglo American's future portfolio composition that was announced in May 2024. The Board, through its Sustainability Committee and through dedicated strategic briefings, has received regular updates on progress against the delivery of our sustainability commitments throughout 2024 and is fully engaged in the development of the updated plan – which we aim to set out in more detail likely only once the portfolio simplification has made further progress during 2025. We continue to ensure that our sustainability ambitions remain relevant and that they continue to deliver tangible value for our many stakeholders and positively transform how they experience our business.

The Board and its committees take a broad range of factors and stakeholder considerations into account when making decisions in the year. Decisions are made within the context of the long-term factors that may impact the Group and are based on our material matters (identified on page 21) and the major demand growth trends (see pages 39-42).

Details of how the Board and its directors have fulfilled these duties can be found throughout the Anglo American plc Integrated Annual Report 2024, and therefore the following sections have been incorporated by reference into this Section 172 Statement and, where necessary, the Anglo American Strategic Report 2024.

12	Creating value for our stakeholders
16	Understanding our stakeholders
20	Our material matters
39	Demand growth trends
168	Activity of the Board and our committees in 2024
175	Board stakeholder engagement

Operational excellence

Our first and most important priority is achieving operational excellence – and that always starts with our number one value: safety.

We have world-class assets and we continue to improve their performance and competitive positions through operational efficiency and cost discipline.

Our focus is on delivering our mine plans safely and reliably – that is the foundation for everything else we do. The detailed mine planning is driven by our people on the ground, who in turn are empowered to deliver and maximise long-term value from our portfolio.

Safe, stable and responsible operations are central to maintaining trust, whether of investors, customers or many other stakeholders, helping us retain our licence to operate and secure new investment and growth opportunities.

We are also deploying appropriate new technologies to improve safety, productivity, energy and water intensity, further enhancing our operational and sustainability performance.

Case Study

Preparation, innovation and collaboration underpin safety response at Grosvenor

Graduate automation engineer Isabella Taylor is part of the team in the control room, where industry-leading real-time monitoring and effective critical controls help to ensure a swift and safe response to any safety incident.



As a cornerstone of operational excellence, safety comes first in everything we do. We train, equip and empower our people to work safely, because nothing is more important than everyone returning home safely at the end of their working day.

Advances in technology, changes in operational practice, and a far more intense focus on keeping people out of harm's way have made mining a much safer industry, but there are moments when these safety measures are put to the test.

When a localised ignition event occurred underground at our Grosvenor steelmaking coal mine in Queensland, Australia, in June 2024, experience and collaboration, together with industry-leading real-time monitoring and effective critical controls, ensured a swift and safe response.

The leadership shown by all those underground at the time, in particular deputies, under managers and mines rescue teams, to co-ordinate a safe and efficient withdrawal from the underground environment was exceptional. About an hour from the event, all personnel were safe and accounted for on the surface.

In parallel with the mine evacuation and withdrawal, the Incident Management Team was formed and engaged industry experts to assist. The process that followed enabled the team to safely contain the mine and swiftly move to damage assessment and option evaluation.

An effective emergency response involves the local community

As news of the incident spread, colleagues and industry peers were quick to provide messages of support. This incredible show of solidarity played a significant role in ensuring the quickest and safest possible resolution for our Grosvenor team. Working closely with employees, regulators, unions and communities, we were able to conduct initial damage assessment work within several weeks of the event.

Commenting on the collaboration with industry and the local community, Dan van der Westhuizen, CEO of Anglo American in Australia, said: "Our safe response to the incident at Grosvenor showcases the strong relationships and mutual trust with key stakeholders established across our steelmaking coal business.

"These relationships helped us swiftly transition from emergency response to securing permanent jobs for people and then to asset recovery. Without the collaboration of industry and community, our prompt response to the Grosvenor incident and job preservation would not have been possible."

Our ongoing commitment to the Moranbah area

The well-being of our people and the local community was our guiding principle throughout our response. While we were sealing off the mine, we were providing full-pay security for our Grosvenor workforce and offering redeployment to permanent employees, a complex task made possible only with the support of industry and unions.

By leveraging well-established communication channels, we facilitated real-time information sharing and supported quick decision making through CEO updates, town halls and daily posts on social media, ensuring our stakeholders remained informed and engaged.

Independent real-time environmental and air-quality monitoring helped us assess and prevent potential impacts on our workers responding to the incident, and on wider public health. This included measuring particulate matter in the area and 24/7 real-time air-quality data collection at five locations in the Moranbah township.

Our swift and effective response not only demonstrated the strength of our safety protocols but also underscored the invaluable support from our community and industry partners. We remain committed to fostering strong relationships that enhance our operational resilience.

Operational excellence is our primary source of competitive advantage, enabling us to operate high-quality and long-life assets more effectively (productivity) and efficiently (cost) than other comparable assets.

To maximise long-term value from our portfolio of world-class assets, we leverage our approach to operational excellence in several ways. Through detailed planning, we define the most cost-effective way to operate our business and deliver on our budgets. It is a fully integrated planning process, connecting our strategy with the respective asset and business plans. We have increased our focus on corrective maintenance planning which resulted in a 25 percentage points increase in the proportion of corrective maintenance, which was planned two or more weeks in advance in 2024 when compared to the second half of 2023. Not only does this make for a much safer workplace, it also improves operational stability at our assets and provides greater confidence in our ability to deliver against our budgets.

Secondly, we are driving disciplined execution of our plans to ensure that we deliver the right work, at the right time in the right way – with safety and cost-efficiency paramount. We have seen significant results from our push to increase the time that leaders spend in the field during the course of 2024. This is imperative to strengthening leadership accountability and encouraging quality interactions – ultimately contributing to a much greater adherence to our operational standards, and a more engaged

and productive workforce. In turn, this has supported safer operations and disciplined execution against our plans, which resulted in an 88% reduction in production losses due to equipment breakdowns within key assets in our copper and premium iron ore businesses in the second half of 2024, compared to the same period in 2023.

We are also focused on continuously improving towards benchmark performance and productivity. One of our key benchmarks is centred on overall equipment effectiveness (OEE) of our truck fleet, where we saw a 4 percentage points improvement across key assets in our copper and premium iron ore businesses in 2024 compared to 2023, as we focus on disseminating best practices and nurturing our continuous improvement culture – including people capabilities, communities of practice, leadership behaviours and management routines, amongst other focus areas.

We depend on not only having the data but, just as importantly, the ability to analyse it quickly and effectively in order to leverage these insights to disseminate best practices and drive consistent process improvement work across our assets. Our use of advanced AI predictive maintenance tools has yielded significant results in our efforts to ensure consistent process improvement work through best-in-class methods and tools, and we remain focused on identifying the most value-accretive opportunities for each site. For example, we have leveraged predictive maintenance technology to monitor over 1,200 critical assets across our sites, enabling earlier warning of equipment



Anglo American's Operating Model is our foundation for achieving operational excellence – providing our teams with a structured, standard approach for how we set targets, plan, execute and improve our work.

Operating Model

Continuous improvement

Planning

Operational excellence

Execution

Planning
Define the most cost-effective plans to operate the business and deliver on budget

Execution
Deliver the right work, at the right time and in the right way, at the lowest possible cost

Continuous improvement
Continuously improve the business towards benchmark performance and productivity

deterioration, making planned interventions possible and also saving 609 hours of downtime across our sites as at year-end 31 December 2024.

We also continue to invest in a range of productivity and mining-specific tools designed to advance the automation of our operations and support our three key focus areas within operational excellence. This includes the use of Gen AI to surface embedded knowledge from our control systems, and various AI/ML models deployed toward optimising individual components through to optimisation at the system level. We also look to optimise across entire value chains using Digital Operational Planning, a fully digitised cloud-based tool

set, to support planning at our mine sites. Two new teams within our information management (IM) function were established in 2024 to help us navigate these disciplines:

Machine robotics and AI – focused on harnessing robotics (e.g. drones, quadrupeds, etc.), machine learning and generative AI to deliver value and further enable safe and stable production at our operations.

Artificial Intelligence Centre of Excellence – focused on AI governance, AI risk management and learning programmes to ensure our use of AI is responsible and value-accretive.



A truck in the maintenance bay at our Los Bronces operation in Chile, featuring mechanical maintainer Mario Jara (left) and electrical maintainer Igor Cruz.

Best Practice Principles drive major efficiency gains at Los Bronces

At Los Bronces, one of the world's largest copper mines, implementing our Best Practice Principles (BPPs) has been transformative in cutting downtime, boosting productivity and significantly enhancing overall operational efficiency.

This targeted approach has helped to address the mine's unique challenges, including extreme weather conditions and the complex logistics related to operating in the high Andes of central Chile, to deliver the reliable performance that is essential for meeting production targets.

Delivering operational efficiency with BPPs

Our BPP programme provides a structured system designed to embed consistent, high-performance practices across our operations. This approach delivers far-reaching operational efficiencies, such as optimised equipment use, reduced maintenance frequency and streamlined workflows, directly impacting our bottom line. By applying BPPs consistently, our teams can anticipate and mitigate potential issues before they escalate, helping us reliably achieve safety standards, as well as production targets.

Aligned with our Operating Model, BPPs support operational excellence as one of our three strategic priorities and are a key component of Anglo American's strategy. Operational excellence is anchored in safety, adherence to production schedules and enhancing competitiveness from mine to market. The BPP programme supports this by providing structured training, continuous coaching and practical tools for teams to maintain and refine these practices across our operations.

BPPs in action at Los Bronces

At Los Bronces, the structured BPP approach has had a clear impact. We have achieved reduced downtime and increased productivity through practical actions and continuous support, encouraging a collaborative culture that prioritises excellence.

For example, by adopting short-interval control BPPs, Los Bronces has significantly boosted its operational agility, leading to a c.40% reduction in the autonomous truck object detection resolution time.

Describing the approach and its successful implementation, Marcelo Bustos, general manager at Los Bronces, said: "We all train together on how to implement BPPs, using both online training and in-person sessions, and closely monitor our performance. Creating a community where everyone can share, learn and help each other is necessary for long-term success. The BPP programme is not only improving our operations but also encouraging a more collaborative environment.

"By formalising the steps of BPP implementation and focusing on key constraints, we have seen tangible improvements. Our teams are now more aligned, and the structured schedules have significantly improved our operations."

Looking ahead

Los Bronces is concentrating on driving additional efficiencies through further implementation of BPPs. The focus includes extending short-interval control to the concentrator, enhancing bucket payload optimisation, refining mine activity design, and advancing blast master techniques, all focused on improving efficiency at our operations.

Occupational safety

We are dedicated to safeguarding our people from harm. In 2024, we continued to strengthen our three key safety levers: to support operational leaders to spend more time in the field; deliver planned work aligned with our Operating Model and risk management strategy; and continue implementation of our Contractor Performance Management framework across the business.

Safety comes foremost in everything we do; we train, equip and empower our people to work safely, because we believe that everybody, everywhere, must return home safe at the end of their working day.

Governance

Site general managers are accountable for the delivery of safe and responsible production, and ensuring that minimum occupational safety expectations, as laid out in our policies and procedures, are met.

Business safety data is reviewed by the Executive Leadership Team on a monthly basis, and is then reviewed and discussed by the Board and its Sustainability Committee at each meeting.

Safety performance continues to be embedded in our executive remuneration arrangements, with the short-term incentives of the executive directors and managers impacted by safety performance across the Group, as outlined in our Remuneration Report and determined by our Remuneration Committee. Executive director bonus payouts reflect performance

for Group total recordable injury frequency rate (TRIFR) and Operational Excellence in Safety metrics – comprising Visible Felt Leadership (VFL) time in field and scheduled maintenance activities.

Safety data (fatal injuries and TRIFR) is subject to external assurance as part of the year-end reporting process.

Our approach and policies

Our overarching approach to safety is incorporated in our Safety, Health and Environmental management framework, covered in our SHE Policy and SHE Way.

▶ For more information on the SHE Policy, see **www.angloamerican.com/policies-and-data**

Contractor performance management

To deliver safe, responsible production, we know that we need to be better at how we work with our contractors and how we support their safety on our sites, ensuring they feel valued and respected as a critical contributor to everyone's safety.

Launched in 2023, our Contractor Performance Management (CPM) framework supports the implementation of an industry best-practice approach to working with our contractors and third-party companies executing physical work at our sites.

The CPM framework incorporates people, processes and systems, and provides the foundation for safe and stable production by helping to create a psychologically and physically safe, healthy and productive work environment for everyone who works for us.

Group safety performance

It is with deep sadness that we report the loss of life of three colleagues – an employee and two contractors – in work-related incidents at our managed operations in 2024. These losses leave a lasting impact on many lives and serve as a constant reminder to be unconditional about safety, every day.

Tshepiso Terrence Mokale and Euzmen Ndlebe were both fatally injured in June, while preparing an ore pass in development at Dishaba mine, part of our Platinum Group Metals (PGMs) business in South Africa. In October, Basanda Glen Langeni died following a scraper winch incident underground at Dishaba. Both incidents were investigated by independent experts and actions were agreed to mitigate the risks identified and to prevent these types of tragic incidents from re-occurring.

We also lost colleagues at some of our independently managed joint ventures. In June, a contractor* working at Jwaneng mine in Botswana, was fatally injured in an incident involving a mobile crane and production drilling rig. In November, Tshepo Tebele, a night shift winch operator at Modikwa, lost his life in an incident involving a scraper winch. In a separate incident in November, a contractor* working at Collahuasi in Chile, tragically lost his life in an incident involving the replacement of a section of a pipeline.

* In respect of cultural norms and/or privacy considerations, the deceased's name has not been published.

In 2024, we continued to demonstrate progress in our safety journey, recording our lowest TRIFR of 1.57 in 2024 (2023: 1.78). We also reported a 14% improvement in the 2024 lost-time injury frequency rate (LTIFR) to 1.06 (2023: 1.23). This improvement in our lagging metrics reflects the operational rigour and progressive maturity of our operational safety processes.



One of our haul trucks in action at our Sishen iron ore mine in South Africa.

Continually optimising the use of our trucks

We continuously aim to improve the competitiveness of our assets through driving collaborative operational efficiencies and a disciplined and commercial approach to costs. One way in which we are doing this is through an ongoing effort to optimise the use of our trucks across our mine sites.

With a fleet of approximately 460 large haul trucks, which make up a significant proportion of our mining costs, the continuous optimisation of our truck usage is essential to unlocking substantial savings and further increasing our margins and, therefore, competitiveness. In addition to financial savings, reduced diesel usage helps deliver our GHG emission reduction targets.

Success at Sishen
One part of the business that has benefitted from a strong focus on how we use our trucks more efficiently is our Sishen iron ore mine in South Africa.

To further improve the efficiency and effectiveness of the end-to-end process, a joint heavy mobile equipment (HME) programme was set up, enabling our maintenance team to precisely execute the right work at the right time as efficiently as possible. This involved applying a waste elimination methodology to the haul truck preventative maintenance process, improving defect identification and leadership oversight to improve overall equipment condition, and improving work management practices, including demand planning to on-time and in-full delivery of spares.

As a result, the mine was able to reduce the number of trucks in use, lowering operating costs significantly and reducing GHG emissions from diesel use. The management team decided to initially park-up 20 haul trucks to ensure the remaining fleet is fully utilised and allow engineering personnel to focus their efforts on the smaller fleet in operation. At the peak of the process, Sishen had 37 trucks parked-up. The integrated mine planning schedule balanced the volume requirements to the rail performance to ensure the mine was avoiding excessive product stockpiles, while ensuring the next

business planning cycle was set up for delivery of the business plan commitments.

Our head of engineering and maintenance for Kumba Iron Ore, Carl Stensby, said: "Over the past two years, significant effort has been dedicated to improving the reliability of Sishen mine's truck fleet. This began with identifying root causes of low availability and refining maintenance strategies, systems, routines, component life and spares readiness. The maintenance team underwent a 'Lean Transformation' focused on leadership, streamlined routines, optimised workshops and a 'Formula 1' approach to execution. A robust component repair, quality and warranty process was also introduced, adding significant value. While continuous improvement remains the focus, I am proud of the team's achievements and grateful for the support from our mining, supply chain, and Group engineering and maintenance functions."

Our head of supply chain for Kumba, Iqbal Rasool, said: "While we continue to work on the remaining systematic improvements to the programme, I am proud of the HME project team's achievements. Through authentic collaboration with various teams, we gained a comprehensive understanding of the value chain across supply chain and maintenance. As a result, we are focusing on the right work to de-bottleneck our processes, which enables our assets to perform at their full potential."

Occupational health

Our concern for the health of our workforce, throughout and beyond the workplace, is now reflected in our updated Total Health Standard and refreshed Health and Well-being strategy. We have captured the lessons of our pandemic experience to prepare for any current or future health threat.

We have collaborated closely with our colleagues to ensure an integrated approach to health programming that protects, promotes and creates value for everyone who works in our organisation, as well as continuing to improve the quality of life for the communities around our operations.

Total number of fatal injuries and fatal injury frequency rate (FIFR) 2020–2024



Lost-time injuries, medical treatment cases and TRIFR 2020–2024



Governance

Operational general managers are accountable for implementation of their health programmes, supported by operational occupational health managers and hygienists who act as health activity champions. This clear accountability and responsibility help to deliver minimum health requirements, as laid out in our standard. All local health activity champions are supported by a Total Health Community of Practice which meets regularly to discuss standard implementation, share local best practice, helpful tools and industry-peer excellence practices to promote shared improvements across all operations.

Individual business and aggregated Group health and hygiene data is reviewed by the Executive Leadership Team on at least a quarterly basis. It is then reviewed and discussed by the Board and its Sustainability Committee at each meeting.

To demonstrate our commitment to occupational health and hygiene, performance is embedded in our executive remuneration arrangements. A short-term incentive bonus is awarded if there is a 90% completion of approved yearly plans that supports reducing exposure to workplace hazards. The longer-term goal of this performance metric is for a sustained reduction in the number of workers exposed to noise, carcinogens and other inhalable hazards in our managed operations where the current measures are over the occupational exposure limit (OEL). While all operations have robust personal protective equipment (PPE) requirements, this metric demonstrates our desire to move to more modern working environments where hazards are controlled within the design phase and task planning processes.

Occupational health and hygiene data is subject to both internal and external assurance reviews as part of the year-end reporting process.

Our approach and policies

Health activity is incorporated in our Safety, Health and Environmental (SHE) management framework outlined in the refreshed SHE Policy and SHE Way. Our commitments related to community health are also outlined in the Social Way.

In 2024, we updated our Total Health Standard. The update includes a broader definition of worker health that allows our operations to consider and utilise all available levers to positively improve health. This modern model expands the traditional focus on workplace hygiene exposure control. The resulting operational requirements were included within our associated five-year strategy, which we implemented from 2024. This continues to support cross-functional collaborative programmes, including our WeCare well-being and livelihoods support programmes, and helps us to work together to efficiently support our people and achieve our health and well-being goals.

Our decades of work with employees and host communities on HIV/AIDS and TB management have allowed us to extend our learnings from managing communicable diseases to the rapidly increasing prevalence of non-communicable diseases, including mental health conditions, obesity, hypertension and hypercholesterolemia. We are committed to developing and delivering innovative interventions that demonstrably reduce such health risks in our workforce.

We continue to drive a digital health transformation that will enable core data capture and reporting systems that inform data-driven decision making.

Expanding our global mental health resources

In response to a rise in mental health impacts across our workforce, we have expanded our global mental health resources. While there are many drivers of mental health concerns, we have focused on what we can control within the workplace, with the aim of detecting mental health deteriorations early and providing appropriate support. This has led to a multi-disciplinary team development of an innovative leader awareness and intervention programme named Pathways to Care.

The aim of the Pathways to Care programme is to teach leaders across the organisation to recognise the mental health spectrum and then intervene in an optimal way if they note changes in their team members. Resources were developed, and training was delivered in all major languages across a variety of media and training access types. We took particular care to ensure mental health emergencies were well understood and that our offering was also made freely available to our contractor workforce and management.

Total Health Standard

Our enhanced Total Health Standard, approved in 2024, goes beyond defining the minimum health requirements aimed at preventing harmful workplace hazard exposures and related occupational illness to include actions that proactively improve the wellness of our workforce, such as our accommodation and catering service offerings. All operations in scope are expected to complete a self-assessment against the new standard by mid-2025, and start to put in place the continuous improvements identified to optimise worker health and well-being according to local needs and cultural context.

The Total Health Standard helps to deliver equitable access to our health programmes by specifically requiring contractor access to all information, instruction, training or supervision that is necessary for them to attend our workplaces without risk to their immediate and long-term health and well-being. The standard deliberately extends the activity focus to welfare requirements and health-promotional activities and requires operations to link workplace health and well-being efforts to our social performance and community health activities.

Performance

Occupational disease

In 2024, there were 19 reported new cases of occupational disease, of which 18 were related to noise exposure (2023: 15, of which 14 were related to noise exposure and one was musculoskeletal). The challenge in occupational disease reporting is that many hazards do not cause immediately detectable health harms, with most occupational diseases not clinically definable until many years post exposure. This means disease cases reported in a given year reflect accumulated and/or past working conditions and exposures. This is termed 'latency of presentation'. The delays in occupational disease case presentation underscore the importance of ongoing proactive and robust environment monitoring, comprehensive worker education and health surveillance, regularly updated risk assessment, and rigorous control of hazard exposures. Reducing exposure to all known workplace hazards remains an ongoing focus at Anglo American, aligned to our zero harm mindset.

Occupational exposures

Our long-term goal is a progressive reduction of our workforce exposed to all occupational hazards over levels that can cause harm.

The number of workforce exposures has fluctuated over the years, due to several factors, including internal definition updates and changes in regulatory OEL thresholds. For example, in 2023, the OEL for inhalables and carcinogens applied in South African processing operations was adjusted to align with the more stringent Occupational Health and Safety Act 85 (1993) South Africa. This led to an increase in the number of exposure incidents captured, resulting in 2023 data being incomparable to that reported in 2022.

During 2024 there has been an increased focus and effort in understanding our contractor working conditions including extending our reporting to include contractors potentially exposed to occupational hazards above the OEL. We believe this transparency is essential for identifying all noise-exposure sources and ensuring all workers on our sites are protected from long-term harm. This has resulted in an increase in the number of workers reported exposed to noise to 28,527 (total workers). The broadened understanding will reset the baseline for more detailed reporting going forward. We continued to achieve reductions in both total carcinogen and inhalable exposed worker counts. This was driven by the operational health and hygiene plans and ongoing investments in engineering solutions for maintaining air quality, including extraction ventilation systems and the further implementation of remote-operated-vehicle technologies across our operations.

However, there has also been a significant reduction in total workforce headcount, which is reflected in the performance.



New cases of occupational disease 2020–2024

Legend:
- Other
- Musculoskeletal disorder
- Respiratory disease
- Noise-induced hearing loss

Non-communicable diseases

A key lesson learnt through the Covid-19 pandemic was that the general health status of workers was a critical driver in infection susceptibility, recovery time and workplace attendance. We recognise that maintaining a high level of physical health is associated with an improved quality of life and well-being.

To support personal health risk management, we provide a free opt-in annual health assessment and health promotion programme for all employees that provides individualised feedback and personalised health improvement plans. As well-being programmes are a pillar of the Total Health Standard, we have adopted cardiovascular risk as a Key Performance Indicator (KPI) of our employee population's general health. Aligned to clinical best practice, this will be reassessed every three years, using a globally validated scoring system. The next assessment will take place at the end of 2026, with an ambitious target of 85% employee capture. Each business will continue to deliver annual lifestyle-focused health-promotion programmes tailored to the most significant local non-communicable diseases and other identified health needs.

Managing HIV and TB

One of the top-line pathways towards meeting the UNAIDS goal of ending the AIDS epidemic by 2030 includes the 95-95-95 treatment target: 95% of people living with HIV knowing their HIV status; 95% of people who know their status on treatment; and 95% of people on treatment with suppressed viral loads.

Our HIV Workplace programmes in South Africa continue to focus on achieving the UNAIDS treatment targets and related mining industry health milestones. Our activities include:

– Provision of comprehensive and integrated wellness counselling and screening services for HIV, TB, non-communicable diseases and mental health

– Adoption and review of care co-ordination pathways that link diagnosis to care. Consequently, overall registration on disease-management programmes is closely monitored

Infection numbers continue to rise in many of the countries where we operate, and we recognise that the collective effort of also addressing social issues can help to reverse this trend.

Our community health programmes have multiple initiatives addressing access to testing and treatment. They are being offered globally but with a strong focus on southern Africa. These initiatives are guided by the Sustainable Development Goals (SDG) SDG 3, Good health and Wellbeing.

In 2024, 92% of our employees in southern Africa knew their status (2023: 88%), with 93% (2023: 95%) of those employees living with HIV on anti-retroviral therapy at the end of the year. Our programmes, combined with those led within host communities, are having a positive impact, by ensuring employees know their status, and those that have converted to HIV in the year can access anti-retroviral therapy. With regard to our workplace programmes, we are encouraged by a lower conversion rate to HIV-positive status in 2024 (2024: 80 new HIV cases; 2023: 124). This reduction coincides with the scaling up of several national prevention measures, including pre-exposure prophylaxis.

In 2024, the TB incidence rate was 171 per 100,000 compared with 313 per 100,000 in 2023, reversing the upward trend we witnessed during this period, owing to loosened restrictions on respiratory protections, which had become accustomed during the Covid-19 pandemic. Due to increased awareness and efforts on testing and treatment, we are again seeing a positive downward trend.

Portfolio simplification

We are simplifying the structure of our portfolio to unlock its inherent value. A radically simpler business, with strong geographic balance and less complexity in future capital allocation, is expected to deliver sustainable incremental returns through a step change in operational performance, cost reduction and cash flow generation.

Our main focus will be our world-class copper and premium iron ore businesses, with the long-term potential of our Woodsmith project as the cornerstone of our crop nutrients business.

In addition to its proven current production base, Anglo American will be a rare investment proposition – a major mining company that has embedded, value-accretive growth potential across each of its product verticals – aligned with three structurally attractive demand growth trends of decarbonisation, improving global living standards and food security for a growing global population.

Case Study

H2 Moves Europe: Catalysing the future of hydrogen mobility with PGMs

Wheelchair-accessible FCEV taxi operated by Hype in Paris as part of the H2 Moves Europe initiative.



With the decarbonisation of the global economy increasing apace, zero-emission transport and platinum-enabled hydrogen fuel cells in particular are expected to play an important role in this journey.

In June 2024, in partnership with Hype, one of the world's largest hydrogen-powered fuel cell electric vehicle (FCEV) taxi providers and official taxi provider of the Paris Olympics and Paralympics, we launched H2 Moves Europe, an initiative designed to accelerate awareness and encourage adoption of hydrogen FCEV technology and its role in the future of clean transport.

H2 Moves Europe builds upon the success of the H2 Moves Berlin pilot project launched in 2023 together with Toyota Germany and SafeDriver Group-ENNOO, which has to date completed over 650,000 passenger journeys over 8 million kilometres. It has also built momentum around refuelling infrastructure, particularly with the coming into force of the European Union's Alternative Fuels Infrastructure Regulation, which requires installation of hydrogen refuelling stations along key road networks and in major urban hubs.

Hydrogen-powered FCEVs at Paris Olympics and Paralympics

During the 2024 Olympics and Paralympics in Paris, we collaborated with Hype to increase the number of hydrogen-fuelled FCEV taxis on Parisian boulevards, giving visitors to the games an accessible experience of the clean, safe and reliable mobility of sustainable hydrogen transport.

Aligned with H2 Moves Europe's commitment to drive FCEV model variety and to support a broader technology uptake, the H2 Moves fleet in Paris has a number of different FCEV models in circulation, including wheelchair-accessible vehicles. Hype also provided free transportation for wheelchair users during the Paralympic Games, collaborating with leading French disability organisations APF France Handicap and Handisport Federation to offer their members free rides.

PGMs are key to hydrogen-powered mobility and decarbonisation

When used in a fuel cell, platinum catalyses a chemical reaction between hydrogen and oxygen to generate clean electricity. This electricity is then used to power the motor of an FCEV, which can be refuelled in five minutes with ranges of up to 650 km, just like a petrol or diesel vehicle but with zero exhaust emissions.



PGMs have a critical role to play in the energy transition."

For Craig Miller, CEO of our Platinum Group Metals (PGMs) business, the future of PGMs looks bright. "PGMs have a critical role to play in the energy transition," says Craig. "As a result of decarbonisation and the necessity for society to achieve climate change reduction targets, the role of hydrogen is a key component of that energy transition."

Hydrogen in the future mix of clean drivetrain technologies

Hydrogen-powered FCEVs are expected to play a significant role in the mix of clean drivetrain technologies needed to effectively decarbonise transport.

Looking ahead at the potential demand that could be created for PGMs by FCEVs, it is estimated that if just 10% of future motor vehicle production is comprised of FCEVs, it would create a demand segment of around 6 million ounces of platinum. This is equivalent to around 50% of the existing PGMs demand in the automotive sector.

Our PGMs business is a leading producer of the platinum needed for fuel cell and electrolyser technology and has been a longstanding and active advocate for the enormous potential of the hydrogen economy and the benefits it could bring to transport and clean energy.

Delivering into major demand growth trends

In considering the evolution of our long-term strategic context, we identify and analyse a wide range of trends that are likely to influence demand for our products.

Our strategy is designed to navigate the many dimensions of our external context and, as trends evolve or emerge, is flexible enough to allow us to adapt as required. We prioritise growing markets where our outstanding mineral endowments, supported by our proven delivery capabilities and reputation for responsible mining, best match the major trends that shape supply and demand for generations to come.

Our portfolio simplification will focus Anglo American on our world-class asset base and significant value-accretive growth options across copper, premium iron ore and crop nutrients, positioning us to deliver into three structurally attractive demand growth trends.

Decarbonisation – the energy transition
Climate change is a defining challenge of our time and there is significant societal focus on efforts to reduce carbon dioxide (CO_2) and other GHG emissions.

The global response includes a transition towards renewable power generation, and battery storage, the electrification of transport, development of low-carbon industrial processes and changes to agricultural practices. Low-carbon technologies – such as renewable power generation infrastructure and electric vehicles (EVs) – require a higher material intensity than fossil fuel alternatives, especially for metals such as copper.

The greater use of electricity as various sectors decarbonise through electrification will also require the expansion and upgrading of electricity grids, leading to an increased use of numerous metals, with copper and iron ore (used to make steel) playing central roles. As a premium grade product, the iron ore we produce is also well positioned to help reduce CO_2 emissions from steelmaking processes as the steel industry itself seeks to shift to lower-carbon production routes.

Increasing our exposure to these trends, we commissioned our world-class Quellaveco copper mine in Peru in 2022, while in 2024 we completed the transaction to combine and integrate the contiguous multi-billion tonne Serra da Serpentina premium quality iron ore resource owned by Vale SA into our Minas-Rio operation in Brazil.



The Punta Lomitas wind farm in Peru supplies renewable energy to our Quellaveco copper mine. In turn, copper is critical to progressing economic development and facilitating the energy transition, including in the construction of wind turbines.

Improving living standards

While the energy transition is a global imperative, so too is the need to ensure an equitable and just economic outcome for a growing global population. Living standards have been rising around the world, particularly in developing regions, as economic growth and technological advances improve access to goods and services. Several countries and regions are expected to experience greater economic maturity in the coming decades, particularly India, south east Asia, South America and Africa.

This trend drives greater consumption demand for metal-intensive applications such as infrastructure, housing, transport and power, all of which are underpinned by copper and steel – which in turn is reliant on iron ore. Higher living standards also increase demand for copper-based consumer electronics as well as other metal-intensive consumer goods.

Anglo American has a portfolio of future-enabling products that support lower-carbon economic development and serve the needs of the expanding global consumer population. We have world-class copper assets in Quellaveco, Los Bronces and Collahuasi, while our premium iron ore producing assets in Kumba and at Minas-Rio are exceptionally well placed to support demand from our customers for cleaner steelmaking.



Anglo American's Impact Finance Network (IFN) partners with Kioni, a 100% female-owned business in Limpopo, South Africa, which trains rural women in the design, manufacturing and selling of bespoke, handmade beaded jewellery and accessories.

Food security

Agriculture is facing a significant challenge: how to grow more food to feed more people, whilst combating climate change and healing damaged soils on less available farmland.

The global population is projected to grow at an average rate of c.50 million people per year over the next four decades, while dietary preferences will also continue to evolve. Against the backdrop of a reduction in land available for agriculture, there is an increasing need for higher crop yields, making effective crop nutrition even more essential for agricultural productivity.

At the same time, regional disparities in fertiliser usage, particularly in developing countries, pose challenges to equitable food security, and sustainability concerns, including soil health and pollution, necessitate careful management of fertiliser application.

The food system is also coming under pressure to improve its environmental performance. With agriculture responsible for up to one-third of the world's GHG emissions as well as significant soil degradation and water pollution, governments are tightening legislative frameworks and incentivisation programmes to try to meet ambitious emissions and biodiversity targets, requiring the industry to find new and more sustainable food production solutions.

Anglo American is developing the Woodsmith mine in the north east of England where the world's largest-known deposit of polyhalite is located. Deep underground, highly automated and with minimal surface footprint, Woodsmith is designed as our next generation of FutureSmart mine, showcasing the future of responsible mining.

Containing four of the six most important plant nutrients, POLY4 is a natural, comparatively low-carbon, organic-certified fertiliser solution that requires barely any processing from orebody to field application and is capable of increasing crop yields and improving agriculture's environmental performance, helping to meet the food industry's greatest challenges.



A farmer in India uses POLY4, our granular multi-nutrient, comparatively low-carbon polyhalite fertiliser product, which we will supply from the Woodsmith mine in the north east of England.

Simplified portfolio focused on copper, premium iron ore and crop nutrients: supplying three major demand trends

140 billion tonnes
The amount of steel required to deliver the equivalent living standards across the whole world, as currently enjoyed by the developed world, from a current global stock-in-use base of c.36 billion tonnes.

3-5x
The additional amount of copper required in wind and solar power plants compared to fossil fuel power stations.

60%
The increase in food which will need to be grown by 2050, on less available productive farmland, based on an estimated population growth of c.2 billion during this time.

Our portfolio of world-class operations and outstanding mineral endowments position us to deliver into three major demand trends: the urgent need to decarbonise the global economy; the pull for improved living standards from a growing and urbanising global population; and the need for greater food security and nutritional standards as available productive farmland struggles to keep up.

1. Copper is vital in the development of low-carbon technologies – such as renewable power generation infrastructure and EVs powered by batteries and fuel cells – in improving living standards and in the facilities required for artificial intelligence. To support higher living standards alone, the installed stock of copper in the global economy must increase. In the developed world, there is c.230 kg of copper installed per person, but at a global level there is just 65 kg. To bridge this gap, the global installed stock must increase from c.500 Mt today to >2,000 Mt in the coming decades.

2. Steel is the foundation of a modern economy. It is essential for almost all infrastructure, including supporting a low-carbon economy. Our bridges, electricity grids and wind turbines all rely on steel. With an insufficient secondary supply of steel to meet the pace of economic growth, a reliable supply of responsibly produced premium iron ore – used as feedstock in steelmaking – is critical for the roll-out of energy transition infrastructure and for ongoing global socio-economic development.

3. The increase in the volume of food which is expected will need to be grown by 2050 to feed a rapidly growing global population points to demand for higher crop yields, making fertilisers even more essential for agricultural productivity, while minimising environmental impact. POLY4, our comparatively low-carbon, multi-nutrient polyhalite product is well positioned to play a significant role to help farmers improve crop yield and quality, while also supporting soil health, and thereby to grow more food to feed more people.

We develop and actively manage a portfolio of world-class mineral operations, development projects and undeveloped mineral endowments focused on the responsible production of copper, premium iron ore and crop nutrients – future-enabling products that are essential for decarbonising the global economy, improving living standards and supporting food security.

Anglo American's distinct strategic advantage in each of these three businesses is underpinned by a combination of our operational expertise, outstanding mineral endowments and the growth optionality they offer. Combined with our technical and sustainability capabilities, global relationship networks and longstanding reputation as a responsible mining company, Anglo American is uniquely positioned to operate its assets and deliver that growth responsibly – for the benefit of our shareholders, the communities and countries in which we operate, and for society as a whole.

Building strategic advantage

We actively manage our portfolio at both the asset and product group levels to maximise its value and ensure alignment with our strategic objectives.

The primary source of competitive advantage in the mining industry is owning high-quality, large-scale, long-life mineral assets, and operating them more effectively (productivity) and efficiently (cost) than other comparable assets. Our asset choices are governed by a set of strategic principles, which also inform our capital allocation and investment appraisal processes, ensuring consistency of strategic decision making across the Group. These principles include:

– The stand-alone quality of individual assets, including their relative cost position, asset life and growth potential

– The asset's specific role and contribution to the portfolio as a whole

– The additional value potential generated through leveraging our internal capabilities.

When considering which other product groups could be included in our portfolio in the future, we make decisions based on our understanding of long-term commodity fundamentals and the market's value recognition of each product group. Our ongoing portfolio transformation is designed to ensure the best possible value recognition of our portfolio of world-class assets.

Our products
Copper
Anglo American has an outstanding copper endowment through our interests in three world-class copper assets, which are set for multiple decades of competitive production and growth. In Chile, we have interests in Collahuasi (44.0% interest in the independently managed joint operation) and Los Bronces (a 50.1% owned and managed operation). Collahuasi is one of the largest copper mines in the world, both in terms of contained copper reserves and resources and annual production volume; its copper grades are also twice as high as the global average and it has significant growth potential. Los Bronces is a world-class copper deposit, accounting for more than 2% of the world's known copper resources.

Our Quellaveco copper mine, located in Peru, started production in mid-2022 and is one of the largest greenfield copper mines to be built in recent decades; it sits in the first quartile of the global cost curve and we delivered the project on time and on budget. In its first 10 years of production, it is expected to produce on average around 300,000 tonnes of copper per annum (100% basis).

In addition, we have well-sequenced brownfield and greenfield prospects, including our Sakatti project in Finland, with a defined pathway for value-accretive growth to more than 1 million tonnes of annual copper production by the early 2030s.

In general, the copper mining industry is expected to struggle to increase production to meet longer-term demand growth, as declining grades and more challenging physical and environmental conditions, along with tougher licensing and permitting requirements, are expected to limit many companies' abilities to deliver new supply of a metal which is so critical for the decarbonisation of global economies and improved living standards in the developing world.

Premium iron ore
Our premium iron ore operations provide customers with high iron content ore, a large percentage of which is direct-charge product for steelmaking blast furnaces.

In South Africa, we have a 69.7% shareholding in Kumba Iron Ore, whose Sishen and Kolomela mines produce high-grade and high-quality lump ore and also a fine ore.

In Brazil, our Minas-Rio operation (85% ownership[9]) consists of an open-pit mine and beneficiation plant, producing a high-grade pellet feed product with low levels of contaminants. The iron ore is transported through a 529 km pipeline to the iron ore handling and shipping facilities (50% owned) at the port of Açu. In December 2024 we announced completion of the transaction to integrate the premium quality Serpentina iron ore resource into Minas-Rio. With a strike length more than double that of Minas-Rio's, Serpentina provides a high-value option to double Minas-Rio's production of premium iron ore by the mid-2030s, with meaningful operational and logistics synergies.

Steel – with its requisite ingredient of iron ore – is an essential material for infrastructure and provides the backbone of long-term socio-economic development and the low-carbon economy. Primary steelmaking is currently carbon intensive, and premium iron ore, in particular the types suitable for direct reduction iron, is essential for steel industry decarbonisation and is expected to experience strong growth to an order of magnitude more than that of lower-quality iron ore, while benefitting from meaningful price premium potential.

The lump iron ore produced from Kumba's operations already commands a premium price, owing to its excellent physical strength and high iron content (63–65% average Fe content). Minas-Rio's pellet feed product also commands a premium price, as its ultra-low contaminant levels and high iron content (c.67% Fe content) are sought after by steel producers who are seeking to boost productivity while minimising emissions.

Crop nutrients

Integral to Anglo American's growth trajectory is our crop nutrients business focused on the production of POLY4, our comparatively low-carbon, multi-nutrient polyhalite product, which is well positioned to play a significant role to help farmers improve crop yield and quality, while supporting soil health, and thereby grow more food to feed more people. We are currently developing the Woodsmith project in the north east of England to access the world's largest-known deposit of polyhalite, a natural mineral fertiliser product containing potassium, sulphur, magnesium and calcium, four of the six most important plant nutrients.

Anglo American is developing its next generation of FutureSmart mine at Woodsmith – a cutting edge, low environmental impact underground mine from which our granular POLY4 product will be exported to a network of customers around the world from our port facilities at Teesside.

As we build the mine and associated infrastructure, we also continue to develop the market demand for polyhalite products through a targeted programme of activities.

The ongoing focus of marketing activities is to develop and implement detailed regional strategies and to support customers with their own market development activities to further promote polyhalite to farmers.

Considerable progress has been made in 2024, including the signing of Memorandums of Understanding (MoUs) with two major Chinese fertiliser companies in August 2024, and the signing of a new agreement to reinforce our European fertiliser partnership with Cefetra in November 2024.

Further, in November 2024, we entered into a pioneering agreement with the International Atomic Energy Agency (IAEA), an autonomous international organisation within the United Nations (UN), to research the effectiveness of polyhalite on mitigating soil salination – a growing threat to global food security. This five-year project is the first private partnership for the IAEA and demonstrates the potential for polyhalite, through its unique physical characteristics, to help tackle a global challenge.

POLY4 continues to demonstrate the significant benefits of its multi-nutrient, low-chloride characteristics on a wide variety of crops at commercial scale. Beyond its crop yield and quality benefits, the value of the product is also expected to be enhanced by its positive environmental properties – a comparatively low-carbon footprint (given minimal processing requirements), its natural physical properties to improve soil health, and its suitability for organic use.

During the current investment slowdown, work is continuing on critical studies to optimise the business plans prior to project approvals and future ramp-up.

Asset review and portfolio simplification

A comprehensive asset review was conducted during 2023 and completed in the first half of 2024. Each asset was assessed for competitiveness and performance optimisation potential, and for its role in the portfolio. The review examined how the portfolio as a whole can deliver the most attractive through the cycle returns for Anglo American's shareholders, considering asset competitive positioning, commodity outlook and the cash flow required to realise both growth potential and sustainable shareholder returns. The impact of portfolio composition on the recognition of the value of the underlying assets attributed by the market was also considered.

The principle behind the portfolio changes was to deliver the best value outcome for assets and businesses over time, leading to decisions relating to our steelmaking coal and nickel businesses, our PGMs business (Anglo American Platinum), and our diamond business (De Beers) to be implemented as separate transactions and for value, in order to focus on the responsible production and growth from our world-class mineral endowment in copper, premium iron ore and crop nutrients.

The process to simplify our portfolio is well advanced, with the sale of our steelmaking coal business agreed subject to relevant approvals and the demerger of our PGMs business on track for mid-2025. We have made significant progress to ensure each of the businesses to be divested or demerged is set up for success under new ownership, with the teams, capabilities and associated transitional arrangements in place.

Platinum Group Metals

Anglo American Platinum is a leading producer of PGMs – platinum, palladium, rhodium, iridium, ruthenium and osmium. We mine, process and refine the PGMs from the biggest known PGM deposit in the world – the Bushveld Complex in South Africa. Our flagship mine, Mogalakwena, is the only open-pit PGM mine that operates at scale and is the Group's primary PGM asset. We also own and operate Unki mine – one of the world's largest PGM deposits outside of South Africa, in the Great Dyke in Zimbabwe.

In line with the accelerated delivery of our strategy announced in May 2024 and our portfolio simplification, Anglo American Platinum will be demerged from the Anglo American Group to operate as a stand-alone, resilient business, which will be best positioned to set its own priorities to deliver its full potential. Ahead of the completion of this process, anticipated in June 2025, Anglo American conducted two accelerated bookbuilds of Anglo American Platinum shares in 2024 to reduce the number of shares distributed through the demerger and so mitigate the risks of market disruption from subsequent flowback. This resulted in Anglo American's shareholding in Anglo American Platinum

reducing from an effective 79% to 67% interest in the issued ordinary share capital of Anglo American Platinum as of 31 December 2024.

Operationally, Anglo American Platinum continues to focus on repositioning the business around a leaner, best-in-class operating footprint at its Mogalakwena, Amandelbult and Mototolo mines in South Africa, and Unki mine in Zimbabwe, alongside its joint operation interest in the Modikwa mine in South Africa.

Demand for PGMs is forecast to remain healthy, helped by the ongoing trend towards cleaner-emission vehicles, driven by more stringent global emissions legislation. Hybrid (which require similar quantities of PGM loadings as internal combustion engine vehicles) and hydrogen-powered FCEVs (where platinum is a key component) are expected to become the more realistic option in many markets, and carmakers are adjusting their drivetrain strategies to address changing consumer demand. Meanwhile, emerging economies, such as India, offer the potential of developing, from a relatively low base, into significant platinum jewellery markets. The versatility of the basket of metals is highlighted too in the breadth of applications for the lesser-known PGMs – for example, ruthenium-based memory chips, which can improve data processing because the metal enhances energy efficiency — an increasingly crucial factor as the demand for AI and data processing grows.

Diamonds

As the world's largest and most competitive natural diamond producer, our iconic diamonds business – De Beers – produces around a third of the world's rough diamonds, by value, across four countries: Botswana, Canada, Namibia and South Africa. Within its portfolio, De Beers (Anglo American: 85% interest), in partnership with the Government of the Republic of Botswana – through a 50:50 joint operation known as Debswana – has one the richest diamond mines in the world by value at Jwaneng, and one of the largest resources, in terms of total carats, at Orapa.

Anglo American is following a dual-track process (a divestment or demerger) to separate the De Beers business from the Group, in order to give both Anglo American and De Beers a new level of strategic flexibility to maximise value for both Anglo American and the Government of the Republic of Botswana, as De Beers' two shareholders. The separation will enable De Beers to unlock full value from its Origins strategy set out in May, with a focus on four key pillars underpinned by a plan to streamline the business and sustainably reduce overhead costs by $100 million.

De Beers' major diamond mining operations are large, long-life assets with significant life extension potential. Aligned to its Origins strategy, De Beers is continuing to invest in its major existing operations to extend mining activities. The transition of Venetia to underground operations will extend the life of mine into the mid 2040s, and an expansion project at our Gahcho Kué mine in Canada is expected to extend the life of mine to 2031. Meanwhile, the Cut-9 expansion project at the Jwaneng mine in Botswana represents the next phase of development for one of the world's leading diamond deposits.

The lack of significant kimberlite discoveries over recent years, combined with the substantial growth in numbers for households entering the middle class in key diamond-consuming countries, points to good prospects for the diamond business in the long term, despite the current short-term challenges being experienced across the industry. Demand from the United States, India and other countries is expected to draw down midstream inventories, while retailer restocking is expected to be supported by new natural diamond marketing, gradually improving macro-economic conditions in China and enhanced consumer confidence in other key markets.

The wholesale prices of lab-grown diamonds continue to fall, perpetuated by ballooning stocks of lab-grown diamonds in India and China. This in turn has driven down lab-grown diamond retail prices and it is expected that these trends will further reinforce consumers' understanding of the fundamental differences between lab-grown and natural diamond jewellery, while there are also signs that retailers in the United States are returning their focus to natural diamonds as the commercial incentives increasingly favour the sale of natural diamonds over lab-grown equivalents. Meanwhile, the growing focus

on diamond provenance – in large part driven by the G7's demand for traceability – has the potential to reinforce demand for De Beers' ethically sourced rough diamonds, supported by provenance data registered on the Tracr™ blockchain.

De Beers has a longstanding commitment to sustainability, livelihoods and environmental conservation. The business has committed to near-term science-based targets under the Science Based Target initiative (SBTi) for reduction in Scope 1, 2 and 3 emissions by 2030. The SBTi provides a framework for companies to set and independently verify GHG emission reduction targets that are in line with the climate science. It is a collaborative effort involving several organisations, including the World Resources Institute (WRI), the World Wide Fund for Nature (WWF) and the United Nations Global Compact. De Beers also continues to be a significant contributor to the economies of its host countries, including Botswana, Namibia and South Africa, and is committed to making a lasting positive contribution to the local communities in which it operates.



Rough diamonds sourced from De Beers Global Sightholder Sales.

Origins: De Beers' pathway to grow value and revitalise desire for natural diamonds

As part of its Origins strategy, De Beers has set out a compelling proposition to grow value through enhanced integration across its business, from mining through to retail. Unveiled in early 2024, the strategy focuses on reinvigorating natural diamond marketing and accelerating differentiation from synthetic diamonds, while streamlining the business and prioritising high-return investments across the value chain.

As natural diamond demand recovers, De Beers will harness its industry-leading portfolio of mining assets, its iconic brand and its track record of shaping desire for diamonds to drive sustainable growth against a backdrop of declining global production and positive underlying long-term demand fundamentals.

Al Cook, chief executive officer of De Beers, said: "We are reinventing every part of De Beers to grow value. Through delivery of our Origins strategy, De Beers will be streamlined, focused and a leader in diamond technology, provenance and luxury retail. We will revitalise the magic of natural diamonds for modern consumers."

Business streamlining
De Beers is well on the way to streamlining the business sustainably by reducing overhead costs by $100 million. One-off cost savings are also being delivered through the disposal of non-diamond assets, deferments of non-core projects and the disposal of non-strategic equity holdings.

Focused upstream and integrated midstream
De Beers' highly competitive portfolio comprises mining assets that are among the best on the industry cost curve and have substantial production capability and diamond reserves. With global natural diamond production forecast to decline over the coming decade, and as G7 sanctions impact the flow of Russian diamonds into key markets, the portfolio is well positioned for the future.

To integrate the midstream, De Beers continues to evolve its rough diamond sales model. Sales will continue to be underpinned by term contracts with Sightholders and new collaborative initiatives will focus on adding value and reducing volatility for both De Beers and its partner countries. Furthermore, with technology revolutionising the midstream, De Beers is moving to the forefront of this trend through its dynamic technology portfolio.

Reset downstream
De Beers has played a key role in growing consumer desire for diamonds through its iconic marketing campaigns and deep consumer insights. To connect a new generation of consumers with the magic of natural diamonds, De Beers is embracing innovative approaches to maximise the impact of marketing investments, including strategic collaborations with leading retailers. These include working with the world's largest retailer of diamond jewellery, Signet Jewelers, in the US, a partnership with jewellery brand Tanishq in India, and a strategic collaboration with Chow Tai Fook, one of China's leading jewellers.

De Beers is also evolving its proprietary retail brands with a focus on scaling up its high-end luxury *maison* – De Beers Jewellers – and refocusing its Forevermark brand on the fast-growing Indian market.

A new approach to synthetics
De Beers' Element Six business has been a global leader in synthetic diamond development and manufacturing for industrial purposes for more than 70 years. Building on its expertise, Element Six has suspended production of lab-grown diamonds for jewellery to focus on its position as a world-leading provider of synthetic diamond technology solutions for industrial applications.

Steelmaking coal

We are one of the world's largest exporters of steelmaking coal and our operations, located in Australia, serving customers throughout Asia, Europe and South America. Our steelmaking coal portfolio consists of interests in the following joint operations: Moranbah-Grosvenor Complex (88%); Capcoal Complex (70%); Dawson (51%). Our portfolio is comprised of underground longwall and open cut operations that includes production of hard coking coal. In recent years, many steelmakers have transitioned to running cleaner, larger and more efficient blast furnaces, resulting in increased global demand for high-quality coking coal, such as that produced by our Australian mines.

On 30 June 2024, the Group suspended production at its Grosvenor mine following a localised ignition in the underground area. All emergency protocols were followed, and the workforce safely withdrew from the mine without injury. Experience and collaboration, together with industry-leading real-time monitoring and effective controls, enabled a swift transition from emergency response to asset recovery, which is ongoing. During this time, our people have remained our priority.

An industry-first employment working group comprising representatives from the Mining and Energy Union, Collieries' Staff and Officials Association, Electrical Trades Union of Australia and Australian Manufacturing Workers' Union was quickly established following the incident to align on ongoing employment and stability for all those impacted. A Resources Jobs Hub was also developed to help connect the remaining impacted staff and contractors with career opportunities across the broader resources industry.

The separation of our steelmaking coal business is well advanced following an agreement announced in November 2024 to sell the majority of the business to Peabody Energy which, including the sale of our 33.3% minority interest in Jellinbah to Zashvin Pty Limited for approximately $1.0 billion, is expected to generate up to $4.8 billion in aggregate gross cash proceeds. The transaction is expected to complete by the third quarter of 2025, subject to regulatory approvals.

In 2024, we also entered into an agreement for the sale of Peace River Coal (PRC) in British Columbia to Conuma Resources Limited, a leading producer of steelmaking coal in Canada, also based in British Columbia. The sale completed on 11 February 2025.



The team inspects their apparatus before going underground at Grosvenor for a mine-rescue emergency drill.

A dragline powers into action to start the day at the Capcoal open-cut mine in Central Queensland, Australia.

Sale of steelmaking coal business marks important step in portfolio simplification

The agreement to sell our world-class steelmaking coal operations to Peabody Energy, announced in November 2024, marked a further important milestone in unlocking the value and full potential of Anglo American and each of our businesses – those we are retaining and those we are separating.

The simplification of our portfolio is designed to set us up as a stronger, more resilient company so that we are better placed to realise our long-term growth ambitions, while ensuring we prepare each of our separating businesses for success in their own right.

An important milestone in delivering our strategy

In total, including the sale of our minority interest in Jellinbah for approximately $1.0 billion, completed in January 2025, the sale of the entirety of our steelmaking coal business is expected to unlock up to $4.8 billion of value, reflecting the high quality of the assets and strengthening our balance sheet.

Commenting on the sale, our chief executive Duncan Wanblad, said: "The sale of our steelmaking coal business is another important step towards delivering the strategy that we set out in May 2024 to create a world-class copper, premium iron ore and crop nutrients business.

"Through focus, asset quality and outstanding growth options, Anglo American will offer a highly differentiated investment proposition supported by strong cash generation and the capabilities and longstanding relationship networks that can deliver our full potential.

"We are absolutely focused on delivering that strategy and unlocking the associated value as we streamline our cost structures and create a much simpler, more resilient and more agile business that will enable full market value recognition."

Portfolio simplification progressing to plan

The delivery of our portfolio simplification is well in train. We expect the sale of our steelmaking coal business to complete by the third quarter of 2025, and the demerger of Anglo American Platinum is expected in June 2025. In February 2025 we also agreed the sale of our nickel business in Brazil to MMG for a cash consideration of up to $500 million. We expect De Beers to follow, ensuring that we recognise the value of its industry and brand position as we work towards separation for value.

Nickel

Anglo American produces nickel in Brazil and South Africa. Our Barro Alto and Codemin nickel assets (both 100% owned) are located in Brazil and produce ferronickel, the majority of which is used in the production of stainless and heat resistant steels. Our PGMs operations produce nickel metal as a co-product, amounting to 25,700 tonnes in 2024. Nickel metal is a critical component of many lithium-ion batteries, which are used in battery electric vehicles and energy-storage systems, among other applications. In line with the accelerated delivery of our strategy announced in May 2024 and our portfolio simplification, we agreed the sale of our nickel business in Brazil to MMG for a cash consideration of up to $500 million, announced on 18 February 2025.

Manganese

We have a 40% shareholding in the Samancor joint venture (managed by South32, which holds 60%), with operations based in South Africa and Australia. Manganese is a critical material primarily consumed (c.90%) by the steel industry and is a growing component of various battery technologies.



Process engineer Naiara Nascimento working with a pregnant leach solution enriched with soluble nickel, derived from comprehensive tests conducted in the leaching pilot plant at our Barro Alto operation in Brazil.

Growth

Anglo American has outstanding growth options, with well-sequenced, value-accretive opportunities in the products that serve the major demand growth trends.

We aim to unlock the potential of these and other growth opportunities that we aim to secure over time by leveraging our proven project delivery capabilities, our longstanding reputation as a responsible mining company and our global relationship networks, in the jurisdictions where our experience and track record are most valuable and most valued.

Each of our three product verticals has the benefit of a number of significant and value-accretive growth options already owned by Anglo American and that can be developed at the right time.

Case Study

Sustainably supplying the world with copper for decades to come

Copper is vital in the development of low-carbon technologies, in improving living standards and in the facilities required for AI.



Copper is one of the most critical metals underpinning two major demand growth trends: improving living standards for a growing and urbanising global population; and decarbonising the global economy.

In addition to our world-class current production base from our three major copper mines – Collahuasi, Los Bronces and Quellaveco – we also have a number of well-sequenced brownfield and greenfield options at these and other assets for value-accretive growth within our portfolio, creating a pathway that will take us to more than 1 million tonnes of annual copper production in the next decade, an increase of around 33%.

Supported by our focus on operational excellence, proven project delivery, technical and sustainability capabilities, and our longstanding reputation as a responsible mining company, we are well positioned to provide the continued supply of a metal which the world so urgently needs in ever greater quantities – a truly future-enabling metal.

Extensive brownfield expansion opportunities

Anglo American's near-asset discovery projects are focused on district-scale mineral tenures around our existing operations, with the aim of materially adding to our production base and life of assets over time.

Our outstanding copper endowment across our Chile and Peru portfolio already accounts for almost 6%[(10)] of the global known copper reserves and resources, with significant optionality to grow this further to support long-life, profitable, and socially and environmentally responsible mining operations.

The permit for our Los Bronces integrated project was approved in 2023, paving the way for us to access higher grade areas within the existing open pit and supporting operational continuity for the next two decades, while studies are also under way for the development of the underground area.

We have a sequence of compelling opportunities to expand the independently managed joint operation at Collahuasi to realise the full potential of this incredible orebody – already the world's third-largest copper mine. The growth pathway for this asset is well under way following completion of the fifth ball mill and additional flotation cells to optimise recovery levels. A desalination plant is also being constructed that will secure the water needs of the existing mine and potential expansion projects.

In addition to these expansion opportunities, we also have value-accretive adjacencies in our copper portfolio where we expect significant value to be unlocked, such as between Los Bronces and the neighbouring Andina open pit, owned by Codelco.

Maintaining a pipeline of growth optionality

We also retain well-sequenced greenfield prospects to fuel our copper production pathway, centred on the discovery of mineral deposits in existing and new district scale positions. For example, close to our Quellaveco operation in Peru, we are evaluating discovery prospects as we explore the regional potential beyond our existing operation.

In Europe, Sakatti is our greenfield copper project in Finland, where we are applying the Quellaveco and Woodsmith blueprints for responsible mining to design and develop our next generation of FutureSmart mine. We expect to deliver around 100,000 tonnes of copper equivalent production per year at Sakatti from the early 2030s.

We also have several copper discovery prospects, including in the state of Thuringia in Germany, where Anglo American embarked on a multi-year exploration programme in 2021, involving geophysical surveys and culminating in an active drill test programme to explore for Kupferschiefer-style copper-silver mineralised systems. These are similar to the actively mined systems in Poland – the world's largest-known examples of sediment-hosted mineralisation.

Discovery

Discovery and Geosciences, including our exploration activities, is consolidated and centrally co-ordinated, covering near-asset and greenfield discovery activities, projects and operations. The integrated team is a strategic differentiator, enabling the detailed understanding of our world-class assets to inform our discovery of the future-enabling metals and minerals in a landscape where it is increasingly challenging to find new orebodies and develop new mines.

Anglo American was founded on world-class mineral discoveries. Building on the Group's strategy and long track record of discovery success, we continue to shape a global and risk-balanced portfolio focused on new discovery search spaces and mineral system thinking. This effort is enhancing our position as a discoverer of superior-value deposits that have the potential to improve materially our production profile, over time.

Quality discovery portfolio

We are concentrating on the discovery of mineral deposits in existing and new district-scale positions that are capable of delivering:

– Sustainable returns to the business, on a material scale

– Further improved optionality for the business, especially with respect to future-enabling products (primarily copper) that are essential for decarbonising the global economy, improving living standards and feeding a growing global population.

Our robust and diverse discovery portfolio includes:

Near-asset discovery projects – Our near-asset discovery projects are focused on the district-scale mineral tenures around Anglo American's existing operations. Innovative geoscientific thinking and sustained effort have yielded notable discoveries over the past years that continue to grow and provide development optionality with further drilling.

For example, production from the Los Bronces integrated project in Chile will give the operation an option to replace future lower-grade ore by accessing higher-grade ore from the future underground mine. Continued drilling of this deposit has increased contained copper in Mineral Resources by 180% to c.49 million tonnes since these were first reported in 2009.

Similarly, drilling at the Northern Limb of the Bushveld Complex in South Africa has helped to enhance optionality by materially increasing the confidence in Mineral Resources that support a potential underground development pathway.

In other districts such as Sakatti (Finland) continued drilling has increased contained copper Mineral Resources by 39% to c.1,176 kt since these were first reported in 2016. At our Quellaveco operation in Peru, a drilling programme to test the deep extension of the mine is under way, with encouraging results to date.

Greenfield discovery projects – Greenfield discovery projects are those that identify and secure district-scale mineral tenure covering strategic, highly prospective search space in established and frontier settings.

Our greenfield discovery activities are predominately focused on copper. The mineral-system focus also brings the potential for co/by-products, including PGMs, nickel, gold, cobalt, silver, molybdenum and zinc. The Group has active greenfield programmes in Australia, Canada, USA, Greenland, South America (Brazil, Chile and Peru), Europe (Germany) and sub-Saharan Africa (Angola, Botswana and Zambia).

Taking Discovery under cover

While many explorers limit their search to traditional and now well-explored search spaces, Anglo American's Discovery team recognises the strategic significance in exploring for mineral deposits concealed beneath younger rocks and sediments deposited after the mineral deposits formed in the geological past.

The opportunity lies in the discovery potential in this vast, still poorly explored, covered search space. Anglo American's discovery portfolio includes many district-scale holdings that are partially or wholly covered. Deeply buried mineral deposits are commonly not accessible using traditional open-pit mining methods. The tilt towards new covered search spaces brings with it the opportunity to turn 'under cover' discoveries into safe, highly efficient underground operations with a minimal surface footprint that is harmonious with the landscape and with local communities.

Current such examples include finding further mineral deposits deeper underground near our Los Bronces operation in Chile and at Quellaveco (Peru).



The premium-quality Serpentina iron ore resource is contiguous to, and will be integrated into, Anglo American's Minas-Rio operation in Brazil.

Multi-billion tonne Serpentina premium iron ore resource added at Minas-Rio

In December of 2024, we completed the transaction to combine the Serpentina high-quality iron ore resource owned by Vale into our Minas-Rio operation. Integrating Serpentina offers scope to double our production of premium-grade pellet feed products that will further help our customers decarbonise their steelmaking processes.

In the same year that Minas-Rio celebrated 10 years since first production, the addition of Serpentina sets up our premium iron ore operation in Brazil for many more years of production and potential growth. Following the initial announcement of the agreement in February 2024, the completion of the transaction is expected to see the Serpentina resource, adjacent to our own operation, integrated with Minas-Rio, providing production and transport benefits, including access to Vale's rail and port logistics.

As part of the transaction, Vale has acquired a 15% shareholding in the enlarged operation, while Anglo American will continue to control, manage and operate Minas-Rio, including any future expansions that relate to Serpentina. Vale has an option to acquire an additional 15% shareholding in the enlarged Minas-Rio for cash if and when certain events relating to a future expansion of Minas-Rio occur.

Addition of Serpentina creates real synergies

Commenting on the completion of the transaction, our chief executive Duncan Wanblad, said: "This is a compelling example of industrial logic – putting together the contiguous resources of Minas-Rio and Serpentina to unlock significant value. Integration will generate material synergies through utilisation of Minas-Rio's infrastructure to accelerate the development of Serpentina, combined with the option to access Vale's rail and port logistics.

"It's an outstanding resource with a total orebody strike length more than double that of Minas-Rio, with a higher iron ore grade than Minas-Rio's premium-grade ore, as well as softer, friable ore, which should translate into lower unit costs and capital required for its extraction."

Positioned to serve growing demand for green steel production

Steel – with its requisite ingredient of iron ore – is an essential material for infrastructure and provides the backbone of long-term socio-economic development and the low-carbon economy. With primary steelmaking currently carbon intensive, our premium iron ore is a high-grade pellet feed product, with low levels of contaminants, and is therefore well positioned to deliver greener steelmaking amid ever tighter emissions standards.

Along with progressing development of the margin-enhancing ultra high dense media separation (UHDMS) processing technology at our Sishen iron ore mine in South Africa, which is set to treble Sishen's proportion of premium-quality production volume, the addition of Serpentina at Minas-Rio is set to significantly enhance our global premium iron ore offering to our steel customers and will allow us to capitalise on greener steelmaking demand trends.

The completion of the Serpentina transaction is another valuable step as we create a world-class copper, premium iron ore and crop nutrients business, setting up Anglo American for decades of value-accretive growth.

Projects & development

Anglo American's projects & development (P&D) team is responsible for sequencing our high-quality greenfield and brownfield opportunities along the full project lifecycle – from early-stage studies to execution. It has depth of experience in the application of a variety of project management methodologies to deliver sustainable solutions and value-enhancing outcomes – on time and on budget with efficiency gains in capital productivity.

In line with the Group's value-focused approach to capital allocation, P&D focuses on delivering appropriate scope at each stage to achieve business and project objectives, balancing predictability, efficiency, risk and value. It encompasses the projects and carbon and innovation disciplines across our assets, reflecting our holistic approach to project design, development and delivery, which blends technical and project management expertise with a focus on capital productivity.

▶ For more information on capital allocation
See page 92

Just as our sustainability and technical capabilities underpin performance at existing operational assets, they are also a critical enabler of our ability to deliver innovative solutions to realise our growth ambitions. Our FutureSmart Mining™ approach is the cornerstone of how we think about the development of new mines and ecosystems to deliver ever better sustainability outcomes.

▶ For more information on FutureSmart Mining™ and innovation
See page 62

Alongside this, we harness the existing capabilities we have in project development and delivery; the rigour and discipline in executing plans efficiently, with the support of stakeholders who are critical to the decisions that drive a project forward; in addition to those skilled partners we work with.

Our project delivery and approach to capital productivity – founded on predictability, efficiency and value – underpin the assessment of our organic growth options, focused on copper, premium iron ore and crop nutrients, that are aligned with our sustainability commitments.

In particular, we have a number of organic growth opportunities within our world-class copper business, and we leverage our sustainability and technical competencies to bring value-enhancing projects through the pipeline.

Our outstanding copper endowment across our Chile and Peru portfolio accounts for almost 6% of global known copper reserves and resources, with significant optionality to grow the business through value-accretive, socially and environmentally responsible mining operations.

▶ For more information on our copper endowment
See page 52

We are also exploring several brownfield expansion and adjacency opportunities around our existing copper assets in Chile and Peru, and in our premium iron ore business, having recently completed the transaction to combine the Serra da Serpentina contiguous high-quality iron ore resource owned by Vale SA into Anglo American's Minas-Rio operation in Brazil. The combination of Minas-Rio with the scale and quality of the Serpentina endowment also offers scope to double our production of premium grade pellet feed products for decades to come.

For major greenfield projects, our projects and development function leads the sequencing of their development to manage allocation of capital to growth projects over time and provide assessment of opportunities to syndicate at the right time, for value.

Sakatti

Building on learnings from our Quellaveco mine (delivered on time and on budget in 2022, and one of the largest greenfield copper mines to be built in recent decades), we are developing a remotely operated, low-carbon underground operation at our Sakatti project in Finland, where we expect to deliver around 100,000 tonnes of copper equivalent production per year from the early 2030s. The Environmental Impact Assessment for the project was approved by the Finnish authorities in 2023 and we are progressing with work to augment existing studies in support of a Natura 2000 update, given the location of Sakatti in an ecologically protected area.

We achieved several project milestones at Sakatti during 2024, which demonstrates how our project delivery model supports sustainable and profitable outcomes for our business and all our stakeholders. In the first quarter of the year we signed a memorandum of understanding to work together with Finnish Battery Metals to explore opportunities to further support Finland's battery strategy, very much aligned to Finland's and the EU's critical minerals priorities. Later in the year we also welcomed a decision from the Lapland Centre for Economic Development, Transport and the Environment, to formalise acquired land as an officially protected conservation area, known as the Sakatti Forest Compensation Conservation Area.

Woodsmith

We maintain high confidence, backed by our proven track record in project delivery, to develop the Woodsmith project. In May 2024, we announced that we will slow the development of the Woodsmith project in the near term to support Anglo American's balance sheet deleveraging, with the project focusing on critical studies, shaft sinking and other activities with expected capital expenditure of c.$0.3 billion (previously c.$0.2 billion) in 2025 and operating expenditure for 2025 and 2026, expected to be c.$0.1 billion (previously c.$0.2 billion) and c.$0.1 billion, respectively.



Collection of eDNA samples at our Sakatti project in Finland.

Anglo American continues to recognise the asset's unique mineral endowment and long-term value potential, and work continues on critical studies for Woodsmith to support syndication with a strategic partner.



Dense media separation (DMS) processing plant at Sishen, with the current DMS drums to be upgraded as part of ultra high dense media separation (UHDMS) technology project.

Investment in UHDMS planned to treble proportion of premium iron ore production at Sishen

Strategic investments in margin-enhancing technologies, such as the ultra high dense media separation (UHDMS) processing technology being implemented at our Sishen iron ore mine in the Northern Cape of South Africa, provides our operations with a competitive advantage and sets them up for a sustainable future.

In August 2024, we announced that, following a full technical review, we would invest a further R7.6 billion (c.$428 million) in the UHDMS project at Sishen. Mpumi Zikalala, CEO of Kumba Iron Ore, said:

"This investment demonstrates our focus on value over volume. Through utilising UHDMS processing technology, we can treble the proportion of premium iron ore product from our world-class Sishen mine."

Growing demand for premium iron ore

Premium iron ore is increasingly highly valued by our customers because it reduces carbon emissions from the steelmaking process and therefore plays a key role in greener steel production. This growing trend supports higher margins and a compelling return on investment, as well as creating a new pathway to potentially extend the life of our Sishen mine to 2044 (currently 2040).

The UHDMS processing technology will provide Kumba Iron Ore with an enhanced ability to respond to customer requirements and improve flexibility across the value chain. The implementation will be phased over five years to ensure safety and operating stability across the site during construction, while maintaining disciplined capital allocation.

Higher quality, less waste, lower costs and competitive returns

The project will convert the current dense media separation (DMS) processing plant at Sishen to UHDMS technology. Once implemented, the proportion of premium iron ore is expected to increase to around 55% of Sishen's production, up from a current c.18%.

In addition, by reducing the mining cut-off grade, UHDMS is expected to result in less waste being produced, as well as lowering the cost of mining by between $2.50 and $3 per tonne on average. Overall, the total investment is expected to result in an EBITDA margin of more than 50% and an Internal Rate of Return of over 30%, with full payback by the end of 2029.

The implementation will follow a modular approach, with six UHDMS coarse modules out of eight and five fines modules out of seven being converted at Sishen. The main tie-in of the project is planned for 2026 and full production is expected by the end of 2028. During the implementation phase, the modules not under construction, as well as the JIG plant, will continue to run, and production will be supplemented by finished product stock.

Strategic enablers

Our three strategic priorities are supported by a set of four strategic enablers, namely the customer-centric approach of our Marketing business, our sustainability and technical competencies, our reputation as a responsible mining company, and our drive to sustain a purpose-led high-performance culture.

Built up over many decades of operating businesses and developing major projects and developed markets, our strategic enablers are integral to delivering the full potential of Anglo American's portfolio and other growth opportunities that we will secure over time.

Customer solutions

Whether from our portfolio of high-quality and long-life assets or through complementary third-party production, we offer a reliable supply of essential metals and minerals, with a focus on shaping long-term, direct commercial relationships that place the expectations of our customers firmly at the centre of our approach.

We do this by providing a broad range of integrated product solutions that aim to be:

– Tailored to our customers' specific needs

– Responsibly produced or sourced

– Complemented by high-quality service support.

Our approach in action

Across our activities, we seek to harness the potential of our portfolio to provide a commercial offering that responds to customer requirements, supported by consistently high-quality service, and which reflects society's increasing expectations for responsible production and sourcing of raw materials.

Our trading activities have continued to evolve, allowing us to use our scale and market insight to help ensure security of supply and mitigate risk. Through our third-party sourcing framework, we can flex and expand our supply capabilities, responding to evolving industry demand while also helping partners bring their resources to market and extend their reach.

With the ever-growing focus on ethical supply chains, customers want to feel reassured by understanding the origins of the products they buy. The Marketing business utilises our Responsible Commodity Sourcing Policy, which aids us in identifying and mitigating risks related to the purchasing of third-party products. This policy provides guidance for our commodity suppliers and intermediaries informed by the requirements of the OECD Due Diligence Guidance (DDG) for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (CAHRA).

We also believe in the value of third-party certifications with multi-stakeholder governance and, by the end of 2025, all of our assets will have undergone audits against third party standards. As a founding member of IRMA, our participation in IRMA helps promote transparency and best practice in sustainability, while adding value to our customers by helping them to meet increasing expectations for responsibly sourced mined materials in an efficient and credible way.

In 2024, we released six IRMA reports for Mototolo (PGMs), Amandelbult (PGMs), Kolomela (Iron Ore), Sishen (Iron Ore), Minas-Rio (Iron Ore) and Barro Alto (Nickel), in addition to a surveillance report for Unki (PGMs). Minas-Rio and Barro Alto in Brazil achieved an IRMA 75 level of performance and were also the first iron ore and nickel-producing mines in the world to complete the audit.

Likewise, Mototolo mine and Amandelbult mine were the first PGM mines in South Africa to complete IRMA audits, and they achieved the IRMA 75 and IRMA 50 achievement levels, respectively, while Unki retained IRMA 75 following an initial audit in 2022. Kolomela and Sishen mines in South Africa were the first iron ore mines in Africa to complete IRMA audits, achieving an IRMA 75 level of performance.

▶ For more information on our IRMA certifications
  See page 120 of our Sustainability Report 2024

Through our digital traceability platform Valutrax™, which was launched in November 2023, we are also making it easier for customers to have visibility over our products' sustainability data and third-party assurance.

When it comes to emissions reduction across our value chain, we see collaboration with customers and like-minded industry partners as key to our efforts in this space. We have focused on hard-to-abate sectors such as steel, collaborating with a number of steelmakers to research less carbon-intensive steel production methods.

We are also making headway in our roadmap to deliver on our ambition to achieve carbon neutrality by 2040 for our controlled ocean freight, having completed delivery of our 10 LNG dual-fuelled Ubuntu dry bulk carriers in Q1 2024. The fleet cuts emissions by up to 35% when running on LNG, and our shipping team continues to explore alternative fuels and newer technologies that drive greater efficiencies and safety onboard our vessels.

Meanwhile, through initiatives such as H2 Moves Europe, launched in June 2024, we are partnering with mobility providers to accelerate the deployment of clean transport options such as platinum-enabled, hydrogen-powered FCEV technology.



The Ubuntu Equality is the second of 10 LNG dual-fuelled Capesize+ vessels in our chartered fleet. Our LNG dual-fuelled Capesize+ vessels are estimated to deliver a 35% reduction in CO_2 emissions compared with similar vessels fuelled by conventional marine oil fuel.

Shipping solutions driving customer value and emission reductions

Anglo American achieved a significant milestone in 2024 with the successful delivery of the Ubuntu Liberty, the final vessel in our 10-strong chartered fleet of Capesize+ Liquefied Natural Gas (LNG) dual-fuelled bulk carriers. Built in collaboration with Shanghai Waigaoqiao Shipbuilding, the Ubuntu fleet was delivered with a zero-incident safety record, underscoring our commitment to innovation, safety and sustainability.

The Ubuntu fleet is a key component of Anglo American's aim to reduce GHG emissions in ocean freight by 2040 and is aligned with our commitment of GHG emissions ambitions. Beyond meeting our sustainability targets, the fleet also addresses the growing demand from customers seeking solutions to reduce their GHG emissions.

Matt Walker, CEO of Anglo American's Marketing business, said: "Launching the final vessel of our Ubuntu fleet is a very large manifestation of our commitment to more sustainable shipping. This milestone is testament to our dedication to a sustainable path forward for our controllable ocean freight, ensuring the delivery of essential resources to our customers around the world while minimising our environmental footprint. It also puts us in a leading position as the charterer of the largest LNG dual-fuelled Capesize+ fleet in the world."

Delivering carbon reductions and operational efficiencies

Thanks to the LNG dual-fuelled technology and enhanced fuel efficiency of the Ubuntu fleet, our customers have the opportunity to reduce their carbon emissions when using these vessels, which are expected to deliver up to a 35% reduction in CO_2 emissions compared with conventionally fuelled ships. The increased cargo capacity of the Ubuntu vessels also provides operational efficiencies, enhancing value for our partners.

As an example, in 2023 we signed an agreement for LNG dual-fuelled shipments with a major steel producer for shipments that continued into 2024, with plans for extension through 2025.

This collaboration facilitated a carbon reduction, recorded in the customer's sustainability report, and has strengthened our partnership, with increased shipping volumes and additional capacity confirmed for future voyages. The agreement also sparked interest from other customers who are similarly committed to reducing their carbon footprint and are keen to explore how we could deploy the Ubuntu fleet to ship their cargoes.

Supporting the transition to sustainable shipping

By pioneering the use of LNG dual-fuelled vessels, we are demonstrating how the industry can transition towards more sustainable operations. Our partnerships have shown that aligning our goals with our customers has unlocked significant opportunities for collaboration and value creation in achieving our sustainability targets.

With the Ubuntu fleet, Anglo American is not only providing freight services but is also bringing to life our commitment to accelerate the transition to a more sustainable shipping sector, ensuring that both our business and our customers achieve their goals for a greener future.

Sustainability and technical competencies

How metals and minerals are produced is becoming ever more important to all stakeholders, from our local communities to the end consumer – and rightly so. FutureSmart Mining™, our integrated approach to sustainability and innovation, is central to our reputation as a responsible mining company, our day-to-day operational performance, and our ability to unlock the growth opportunities, both within our portfolio and others, that we aim to secure over time.

Sustainability, innovation and operating in the right way is embedded into our strategy: from day-to-day operational decisions to portfolio choices. We believe it is a prerequisite for sustainable value creation and is integral to our DNA as a company. We are committed to full alignment between sustainability ambition and profitable outcomes. Our sustainability and technical capabilities underpin performance at existing operational assets, while being a critical enabler of our ability to deliver innovative solutions to realise our growth ambitions.

Many of the world's undeveloped resource opportunities are stalled due to environmental and social concerns. We have demonstrated, through our sustainable approach, an ability to unlock value at Quellaveco and Los Bronces, and looking ahead, we are doing the same at Woodsmith and Sakatti. We use our holistic approach to sustainability and innovation – whether through how we engage communities through our Social Way

framework, our approach to biodiversity, or our use of technology to reduce water or energy intensity – to further enhance these outcomes, with a focus on driving economic returns for our shareholders and to generate positive benefits for all stakeholders. We are committed to operating responsibly with a clear focus on sustainability and the goals and ambitions we have set ourselves to help deliver a healthy environment, thriving communities and building trust as a corporate leader.

FutureSmart Mining™

FutureSmart Mining™ is our integrated approach to sustainability and innovation, transforming our physical and societal footprint. It is our blueprint for harnessing innovative thinking, enabling technologies, collaborative partnerships and engagement to shape an industry that is safer, more sustainable and efficient, and better harmonised with the needs of host communities, society as a whole and our planet. We are working on a series of step-change initiatives, aligned to our business priorities, which demonstrate our FutureSmart Mining™ approach in action.

SandLix™ – unlocks the heap leaching of complex, low-grade copper ores, specifically targeting chalcopyrite-rich ores. By optimising particle size, temperature and chemistry for each ore, highly permeable heaps are formed and precisely controlled to achieve high copper recoveries without complex or expensive reagents. Once scaled-up, SandLix™ has the potential to allow 'stranded' ores to be economically processed in a sustainable way – using around half the amount of water and energy compared to conventional processing.

▶ For more information
   See our SandLix™ case study on page 63

Hydraulic dewatered stacking (HDS) – Anglo American has invested in the development of a new tailings management approach, called hydraulic dewatered stacking (HDS), which is an engineered co-disposal approach utilising a fines-free sand that is derived from the tailings themselves to create a desaturated tailings facility through passive *in situ* dewatering.

A large-scale demonstration was completed as per plan at our El Soldado copper operation in Chile in late 2024, and initial results are promising, showing that the presence of vertical sand channels within a facility can accelerate dewatering and associated consolidation.

▶ For more information on HDS
   See page 88 of our Sustainability Report 2024

Coarse particle recovery (CPR) – an innovative flotation process which can be used to improve recovery or permits material to be ground to a larger particle size, allowing the early rejection of coarse waste and greater water recovery – is now embedded into our El Soldado and Quellaveco operations. Benefits are dependent on application and site-specific constraints. CPR has enabled a 16% increase in copper production without the need for additional energy at El Soldado and is recovering c.600 additional tonnes per month of copper that would otherwise likely be consigned to tailings at Quellaveco.

Impact Finance Network (IFN) – since its formation in 2021, the IFN has sought to mobilise third-party impact capital to

support long-term sustainable development in the regions where we operate, in line and closely integrated with our Sustainable Mining Plan. To date, the IFN has provided technical assistance and investor matching to more than 100 companies globally, supporting close to 50,000 livelihoods and over $100 million of third-party capital invested, with a focus on innovation throughout.

▶ For more information on the IFN
   See page 105 of our Sustainability Report 2024

eDNA – Environmental DNA (eDNA) technology represents a significant advancement in ecological monitoring, offering a non-invasive, efficient, and sensitive method for detecting species and assessing ecosystem functions. Historically used by scientists and academic institutions, eDNA is now being widely adopted by the conservation sector through NGOs and in the private sector. Anglo American has been at the forefront of this transition through a four-year partnership with NatureMetrics. We have implemented eDNA sampling across numerous operations, including land-based sites, as well as marine sampling at one of our major port facilities.

▶ For more information on eDNA
   See page 79 of our Sustainability Report 2024

Envusa Energy – our partnership with EDF Renewables to form a jointly owned company, Envusa Energy. Envusa Energy is expected to develop a regional renewable energy ecosystem (RREE) in South Africa, with the aim of meeting Anglo American's operational power requirements.

▶ For more information on Envusa Energy
   See page 71 of our Sustainability Report 2024

Case Study

Innovative SandLix™ technology helps address future copper supply challenges

Stacker operator loading sand onto the SandLix™ prototype heap at El Soldado.



There are currently not enough copper mines in the world to meet expected future copper demand. Making the outlook for copper supply even more complicated is the fact that future copper deposits are generally of a lower grade and are situated in areas that make treatment more difficult.

"The world needs more copper," says Pierre Herben, head of carbon & innovation at Anglo American, "yet the industry is facing declining grades, increasing water scarcity and pressure to reduce energy consumption. SandLix™ addresses all these points."

SandLix™, Anglo American's novel heap leach process, directly addresses some of the most pressing challenges facing the industry when it comes to future copper supply. SandLix™ has been specifically developed to economically treat low-grade, complex ores, while being far less energy and water-intensive than conventional processes, such as flotation.

A potentially game-changing innovation in heap leach technology

In comparison to flotation, which uses a physical process to separate copper from the unusable material in which it is embedded, heap leaching utilises a chemical solution to dissolve the copper and extract, or 'leach', it from the unusable materials that surround it. Once dissolved and extracted, the copper solution is transformed into a saleable material, known as copper cathode.

Heap leaching has an inherently lower intensity than flotation, which relies on fine grinding and large tailings storage facilities, but typically has not been able to achieve economic recoveries on primary copper ores which contain chalcopyrite. Chalcopyrite is a copper mineral that is the most abundant source of copper on earth, but this type of ore is often too low grade to treat via intensive flotation processes and has poor recoveries from conventional heap leaching methods.

Anglo American's SandLix™ technology unlocks the heap leaching of such complex, low-grade copper ores, including chalcopyrite, allowing 'stranded' ores to be economically processed in a sustainable way – using around half the amount of water and energy compared to flotation and smelting.

SandLix™ is conceptually simple and has been demonstrated at pilot scale, proving to deliver equal or better recovery rates than flotation on primary ore – more than 85% within 250 days. The key to unlocking high recoveries lies in the configuration and control of the particle size, temperature and chemistry in highly permeable heaps, which are adapted specifically for each ore.

Precise control of these optimised heaps generates conditions for natural biooxidising microbes to thrive and increase the temperature of the heap to where high recovery rates of copper can be achieved from even low-grade, primary copper ores.

Through this unique process of heap leaching, SandLix™ has the potential to reduce the cut-off grade of copper processes by up to 20% and increase resource utilisation by economically processing low-grade ores, while reducing water and energy intensity and the quantity of wet tailings.

The future of SandLix™

Our current focus is on understanding the scale-up of the technology from laboratory and piloting to commercial scale at our own sites and in collaboration with third parties. In parallel, multiple studies are under way to develop plans for deployment of SandLix™ into the industry.

With the global demand for copper expected to increase drastically to facilitate the shift to a decarbonised economy, pressure on the industry is going to intensify to address the challenges of declining grades, restrictions on water use and reducing mining's environmental footprint. Innovations such as SandLix™ have the potential to revolutionise the way that copper is produced and shift the industry towards delivering metal more responsibly and sustainably.

Our Sustainable Mining Plan

Our Sustainable Mining Plan, integral to FutureSmart Mining™, is built on our Critical Foundations and three Global Sustainability Pillars and sets out our commitment to our stretch goals – driving sustainability outcomes through technology, digitalisation and our innovative approach to sustainable economic development.

Environment

Social

Governance

Partnership and engagement

Partnership and engagement

 Healthy Environment

 Climate change
2030: Reduce absolute Scope 1 and 2 GHG emissions by 30%, relative to the 2016 baseline; improve energy efficiency by 30%

2040: Carbon neutral across our operations; reduce Scope 3 emissions by 50%, relative to the 2020 baseline

 Biodiversity
2030: Deliver net-positive impact (NPI) on biodiversity across our managed operations

 Water
2030: Reduce absolute withdrawal of fresh water by 50% in water-scarce areas, relative to the 2015 baseline

▶ For more information **See pages 60–93 of our Sustainability Report 2024**

 Thriving Communities

 Health and well-being
2030: Relevant SDG3 targets for health to be achieved in host communities (operations to be halfway to target by 2025)

 Education
2025: Host community schools to perform within top 30% of state schools nationally

2030: Host community schools to perform within top 20% of state schools nationally

 Livelihoods
2025: Three jobs supported off site for every job on site

2030: Five jobs supported off site for every job on site

▶ For more information **See pages 94–113 of our Sustainability Report 2024**

 Trusted Corporate Leader

 Accountability
2025: High-quality dialogue and programmes resulting from forums

2030: Establish open and accountable dialogue with host communities and wider society, leading to greater mutual trust and recognition of the benefits/challenges of mining

 Policy advocacy
2025: Continued dialogue on reporting and responsibilities

2030: Recognition of our leadership in policy advocacy. Strong levels of engagement in policy debates

 Ethical value chains
2025: All operations to undergo third-party audits against responsible mine certification systems

▶ For more information **See pages 114–126 of our Sustainability Report 2024**

Collaborative Regional Development

Our innovative partnership model to catalyse independent, scalable and sustainable economic development in regions around our operations – the objective being to improve lives by creating truly thriving communities that endure and prosper well beyond the life of the mine.

▶ For more information **See page 80**

Our Critical Foundations

These form the common and minimum requirements for each of our operations and our business as a whole. The Critical Foundations are essential to the long-term credibility and success of both the Sustainable Mining Plan and our social licence to operate.

Zero mindset	**Leadership and culture**	**Inclusion and diversity**	**Human rights**	**Group standards and processes**	**Compliance with legal requirements**
▶ For more information **See pages 31–35**	▶ For more information **See pages 86–91**	▶ For more information **See page 89**	▶ For more information **See page 84**	▶ For more information **See pages 57–58 of our Sustainability Report 2024**	▶ For more information **See page 55 of our Sustainability Report 2024**

The progress on targets included in the various sections of this report reflect the current articulation of the SMP and its stretch targets, as shown above.

Climate change

Climate change is a defining challenge of our time. Our commitment to being a part of the solution includes producing the metals and minerals a low-carbon world needs; reducing our own greenhouse gas emissions and supporting our value chain to do the same; enhancing the resilience of our operations and the region surrounding them to the changing climate; and embedding climate-related considerations into our decision making.

At a strategic level, we assess the alignment and resilience of our portfolio to a range of long-term trends. We explore how the world might develop under a range of climate change pathways, and the potential outcomes for mining profit pools and for our business. This allows us to look for the opportunities in the transition to lower-carbon economies, especially in respect of demand for our products, while anticipating and managing the risks.

Our strategy is informed by the climate-related risks and opportunities we identify, and we stress-test this through robust analysis and regular engagement with our stakeholders. This, in turn, guides decisions around how we allocate capital and which growth opportunities we choose to pursue.

In addition to providing the metals and minerals to help economies decarbonise, we also believe that decarbonising our own operations, and helping to reduce the emissions connected with our value chain, is a crucial element of our contribution to tackling climate change. Whilst our operations are continuing on their paths

towards carbon neutrality, we are encouraging decarbonisation along our value chains, and considering carefully the social and wider environmental implications of our decarbonisation journey.

This integrated approach is aligned with our commitment to delivering outcomes that are both profitable and sustainable – unlocking value-accretive and responsible production growth in future-enabling metals and minerals.

▶ For more information on how our products are helping society transition to a low-carbon world
See page 62 of our Sustainability Report 2024

Capital allocation to support climate action
Embedded into our strategy, our commitment to carbon neutrality across our operations is integrated into planning and decision-making processes, including how we allocate capital. In 2021 and 2022, we completed an exercise to validate our 2040 carbon neutrality[11] target with a 1.5°C trajectory, receiving third-party verification. As such, we view any capital deployed to support the achievement of our target to be aligned with a contribution to achieving the goals of the Paris Agreement.

We monitor leading indicators of the developments in low-carbon transportation, power generation, steelmaking and the circularity of metals. These developments, along with other factors influencing the demand and supply for our products, inform our internal price outlooks that are used in assessing capital allocation, as well as defining production outlooks, guiding investment in research and development of carbon-abatement

technologies, and supporting our portfolio-composition decisions.

The outlooks for our demand industries, product prices and the resultant strategic implications are included annually on the agenda for the Executive Leadership Team (ELT) and our Board, and as these considerations are integrated across the business.

This analysis supports decisions which have led to the trajectory of our product portfolio being towards a focus on the key future-enabling metals and minerals of copper, premium iron ore, and polyhalite. All growth capital expenditure is earmarked to projects in these products, while our exploration activities are focused on these commodities too.

Ensuring the continued resilience of our portfolio to the impacts of a changing climate is also a key priority in our allocation of capital. Investments in maintaining this resilience are driven by our continuing climate change risk management processes. These often focus on projects related to the management of water or reduction of the use of fresh water in water-stressed areas.

Carbon pricing
Our major investments account for the potential future cost of carbon by embedding forward-looking carbon price assumptions into their appraisal.

The carbon prices we use are developed in conjunction with leading external providers and by monitoring evolving policy

frameworks, and are differentiated by geography and time horizon.

The aim is to reflect our best estimate of the level of carbon pricing likely to prevail in the respective jurisdictions over time. We forecast carbon prices to be between $0 and $128 per tonne on a 2024 real basis across regions by 2030. This approach ensures that project returns are evaluated on a realistic basis alongside consideration of a project's impact on carbon abatement and portfolio resilience to the effects of climate change.

Accounting judgements and estimates
The effects of climate change have the potential to impact several judgements and estimates made when preparing the Group's financial statements. These potential impacts can arise from physical risks such as extreme weather events and transition risks as demand shifts between products.

In considering the potential impact of climate-related risks on our financial statements, the only estimation materially impacted by climate change is the measurement of carrying value. This is most relevant when testing our non-current assets for impairment for certain operations that are exposed to physical climate change risk. Significant impacts generally relate to managing either an excess or scarcity of water resources and the resulting impact on production levels.

Governance

Anglo American applies a principled and consistent approach to climate change governance and management systems.

Climate change is of strategic importance for Anglo American, and as a result, the Board directly approves the Group's approach to climate change. Climate-related activities, including decarbonisation pathway, are discussed by the Board throughout the year as stand-alone agenda items and as part of strategic discussions. The Board is updated on progress against targets through management reports at each scheduled Board meeting.

The Board delegates powers and oversight of certain climate-related considerations to its supporting committees – the Sustainability Committee, the Remuneration Committee, the Nomination Committee and the Audit Committee. All four committees report to the Board on critical matters discussed.

At executive level, key management decisions are taken by the chief executive and the ELT, in accordance with their delegated authority. The ELT is accountable for a range of measures, including climate-related performance, which are then cascaded through the Group.

The ELT is supported by the Climate Change Committee, chaired by the strategy & sustainability director, Helena Nonka. The Committee's role is to review, guide and co-ordinate all climate-related workstreams across the Group.

▶ For more information on our sustainability governance
See pages 54–56 of our Sustainability Report 2024

Executive remuneration

For senior leaders, a proportion of their variable pay each year is tied to the delivery of climate-related goals. This is predominantly incorporated into the performance measures through the Group Long Term Incentive Plan (LTIP). The LTIP is awarded to our most senior leaders across Anglo American, in total around 400 employees across our jurisdictions.

We have linked 20% of the 2024 LTIP to environmental, social and governance (ESG) measures, specifically the delivery of our 2030 Sustainable Mining Plan goals. This is broken down as follows: greenhouse gas emissions reduction (10% of award); and conformance to Global Industry Standard on Tailings Management (GISTM) (10% of award).

In addition to the measures for the 2024 LTIP, a portion of our in-flight 2022 and 2023 LTIPs are also linked to climate-related measures. For 2022, it includes a renewable energy production target, with three sites to have approved renewable energy projects in operation by the end of 2024. For 2023, it includes renewable energy production from approved projects.

▶ For more information on our executive remuneration
See pages 192–223

Managing risks and opportunities

The scientific evidence of human-induced climate change is clear. However, the longer-term impacts to our business remain subject to extreme uncertainty. As a consequence, our risk management processes embed climate change in the understanding, identification and mitigation of risk. We have aligned ourselves with the TCFD recommendations on climate-related risks.

We assess risks to support the achievement of our business objectives and consider them against our risk appetite – the nature and extent of risk Anglo American is willing to accept in relation to the pursuit of our strategic objectives. We look at risk appetite from the context of severity of the consequences should the risk materialise, likelihood of the risk materialising, any relevant internal or external factors influencing the risk, and the status of management actions to mitigate or control the risk. Risks that are approaching the limit of the Group's risk appetite may require management actions to be accelerated or enhanced to ensure the risks remain within acceptable levels.

Regarding climate change, we consider risks that may affect the mining industry, host communities and our business across two broad areas:

– **Transition impacts:** The potential impact on demand for different products, given assumptions on the regulatory, technological and behavioural changes in the transition to a low-carbon economy (e.g. lower-carbon power generation).

– **Physical impacts:** The potential impact on our operations and surrounding communities from both acute extreme weather events and chronic shifts in climate patterns, and the required adaptations to minimise these effects.

▶ For more on our approach to risk management and our principal risks, including climate change
See pages 95–103

▶ For our TCFD table
See pages 148–153

Transition risks scenario selection and analysis

There is significant uncertainty in how government policies and technologies will evolve, how the impacts of climate change will affect different global regions, and how they will adapt to these changes over the period to 2050. To support our understanding of the risks and opportunities from transition impacts, we consider a range of outcomes and assess resilience across them. We first reported a scenario analysis in 2021 and committed to revisit and revise the analysis every two years.

In selecting and building reasonable scenarios for the revision in 2023, we drew on Wood Mackenzie's Energy Transition service and the Intergovernmental Panel on Climate Change (IPCC). We use scenarios defined by external parties to ensure that we test our resilience against a fair reflection of different pathways that are credible and robust, and to enable interested parties to scrutinise the assumptions that underlie those scenarios.

As detailed in our 2023 Climate Change Report, we have used the Wood Mackenzie Energy Transition Outlook (ETO) as the reference case scenario, one that is expected to result in 2.5°C warming. We contrasted this with the Wood Mackenzie Accelerated Energy Transition (AET) scenario which limits an increase in global warming to 1.5°C. We have supplemented the Wood Mackenzie forecasts with various scenario outlooks vetted by the IPCC for agriculture, forestry and other land use (AFOLU) developments and emissions.

▶ For more on our transition risk scenario selection and analysis
   See pages 67–68 of our Sustainability Report 2024

Resilience in a low-carbon transition

In 2023, we assessed Anglo American's resilience to transition impacts across the dimensions of financial strength and strategic robustness. Across the scenarios, we assessed cash flow development through to 2050, focusing on our existing assets and organic growth opportunities. This is overlaid with a consideration of the risks and opportunities across each scenario.

The evolution of the industry sectors which our products serve could create risks and opportunities for our portfolio. Similarly, the technological developments that underpin the transition of each sector could also present risks and opportunities for our products. The table on the following page summarises the risks and opportunities we identified in our 2023 analysis between the reference case and

the 1.5°C scenario against which we have assessed our resilience.

Through this assessment, we concluded that our business is resilient in the Wood Mackenzie AET 1.5°C pathway. We expect our profit pools to remain attractive and our portfolio to continue providing the optionality to make changes and grow as the world transitions. We are committed to our role in supporting the transition to a low-carbon economy and our portfolio features materials critical to this transition. Across both scenarios, we expect our cash flows to remain resilient and the range of cash flow change across the scenarios to fall within our risk tolerance, giving us confidence in our business resilience.

▶ For more information on our climate scenario work
   See pages 14–17 of our Climate Change Report 2023

Having identified several risks and opportunities across scenarios in the coming three decades, we are able to integrate monitoring of relevant signposts into our strategic process. We already consistently monitor leading indicators of the developments in low-carbon transportation, power generation, steelmaking and the circularity of metals.

These developments, along with other factors influencing the demand and supply for our products, inform our internal price outlooks used in assessing capital allocation, defining production outlooks, investment in research and development of carbon-abatement technologies, and portfolio-composition decisions.

The outlooks for our demand industries, product prices and the resultant strategic implications are included annually on the agenda for the ELT and the Anglo American Board as these considerations are integrated across the business.

While we have assessed the strategic and financial resilience of our portfolio under 1.5°C and 2.5°C scenarios, it should be noted that these scenarios are not used for financial reporting purposes, as no single scenario is representative of management's best estimate of the likely assumptions that would be used by a market participant when valuing the company's assets. We expect to revise our scenario analysis in 2025 as part of our continued commitment to revisit this every two years.

Physical climate change scenarios

Our priority is to build resilience into our operations by adapting our management controls and investing in climate-smart solutions to address high and significant risks where it makes economic sense to do so. We also acknowledge that very rare extreme events – 'tail risks' – are plausible. For such events, we assess the repercussions and recovery readiness to be better prepared should these occur.

To understand the range of risks our operations may face as a result of climate change, we consider three different scenarios, which are aligned with the IPCC Shared Socioeconomic Pathways (SSP) SSP1–2.6, SSP2–4.5 and SSP5–8.5. These socio-economic pathways tie the world's socio-political trajectories to radiative forcing – changes to the balance of energy flowing through a planetary atmosphere – and then to climate change.

Current global policies and actions put us on a best-estimate of around 2.5–2.9°C warming by 2100[12], most closely represented by the SSP2 scenario. We therefore use this scenario to guide all our long-term planning in low to medium impact applications. Following the precautionary principle, we use the worst-case scenario of SSP5 (c.4.4°C) to plan for resilience in high-risk applications such as tailings dams. We model SSP1 (c.1.8°C) as a best-case scenario, although we believe that this appears to be a low-likelihood pathway. As a result, we do not use this scenario in our present planning.

Low carbon transition risks and opportunities*

Commodity	Industry change	Risk/Opportunity	Impact timing	Description of impact
Copper	Growth in power demand and increase of renewables	Opportunity	Short to long	Copper is a key material used in renewable power generation and the necessary expansion of power grids
	Shift to electric vehicles	Opportunity	Short to long	Copper is a key material for enabling increased electrification across sectors including the shift from ICE vehicles to BEVs
	Lower energy intensity of development	Risk	Short to long	As energy efficiency improves, energy intensity of development decreases. This decreased energy intensity could have a negative impact on copper demand, which is a central commodity in power generation
	Reduced demand for personal vehicles	Risk	Medium to long	Greater adoption of public transportation, ride sharing and other mobility levers could limit demand for personal vehicles
	Increased collection and use of scrap copper	Risk	Long	A greater than expected improvement in scrap collection could offset demand growth for primary copper
Iron ore	Increased collection and use of scrap steel	Risk	Medium to long	An accelerated use of scrap steel would limit demand growth for primary iron ore
	Shift to direct reduced iron (DRI)	Opportunity	Medium to long	Shift to lower-carbon direct reduced iron – electric arc furnace (DRI-EAF) routes will rapidly grow demand for higher-quality iron ore pellet feed
	Increased steel demand	Opportunity	Short to long	Steel is critical in the construction of power-generation facilities and the grid, contributing to the growth in demand for iron ore
Polyhalite	Decreasing crop land availability	Opportunity	Medium to long	As reforestation efforts grow, available land for crop development will decrease, leading to an increase in fertiliser use to improve crop yield
	Increasing efforts to decrease emissions from farming	Opportunity	Short to long	Polyhalite may also support efficient use of nitrogen fertilisers to reduce excess nitrous oxide soil emissions, as well as reverse the degradation of soil and the resultant carbon emissions. All else being equal, the lower carbon nature of polyhalite may justify a price premium over higher emission alternatives
PGMs	Increased demand for catalytic converters	Opportunity	Short to medium	With potential further tightening of air quality legislation, PGMs play a crucial role in reducing pollution from ICE vehicles, through PGM-containing catalytic converters. This is expected to be an interim step towards more comprehensive transportation decarbonisation
	Shift to hydrogen economy	Opportunity	Medium to long	As intermittent renewable power generation accounts for an increasing share of power grids, hydrogen is a potential energy storage solution. PGMs will play a major role across the upstream, midstream and downstream segments of the hydrogen value chain. PGMs are required upstream for polymer electrolyte membrane (PEM) electrolysis; the synthesis, dehydrogenation and cracking in the midstream; and the separation, purification and compression downstream
	Growth in heavy-duty FCEVs	Opportunity	Medium to long	As FCEVs become necessary to decarbonise heavy-duty vehicles, demand for PGMs is expected to grow
	Increased demand for hybrid vehicles	Opportunity	Short to long	Hybrid vehicles, which contain similar quantities of PGMs as ICE vehicles, are expected to play a role in the decarbonisation of vehicles, even in the longer term
	Shift to battery electric vehicles	Risk	Medium to long	An accelerated shift away from ICE vehicles towards BEVs poses a downside risk for PGMs which are contained in ICE catalytic converters and in FCEVs
	Reduced demand for personal vehicles	Risk	Medium to long	Greater adoption of public transportation, ride sharing and other mobility levers could limit demand for personal vehicles
Diamonds	Evolving consumer preferences	Risk / Opportunity	Neutral	Across scenarios, there is high uncertainty related to future consumer behaviours and attitudes to diamond jewellery as well as historical cyclicity in demand. However, these factors are not directly influenced by the differences across the scenarios. Due to this, we believe that the net impact on rough diamond demand is likely to be immaterial across scenarios
Steelmaking coal	Increased collection and use of scrap steel	Risk	Medium to long	An accelerated use of scrap steel would limit demand growth for steelmaking coal
	Maturing of carbon capture and storage (CCS)	Opportunity	Short to long	High-quality steelmaking coal will remain a key input into steel production in the short to medium term and adoption of CCS/CCUS could support demand in the long term
	Shift to DRI	Risk	Medium to long	An emphasis on decarbonising steel supply chains could move the production methods away from steel-using blast furnaces and towards other methods
	Lack of maturing of CCS	Risk	Medium to long	Limited development and deployment of CCS could accelerate the shift to EAF and away from blast furnace iron
	Increased steel demand	Opportunity	Short to long	Steel is critical in the construction of power generation facilities and the grid, contributing to the demand for steelmaking coal
Nickel	Increased demand for batteries	Opportunity	Short to long	Nickel is widely used in lithium-ion batteries which are, in turn, used in multiple carbon abatement technologies, including BEVs, and could provide a solution for energy storage in the context of intermittent power generation
	Change to low or no nickel batteries	Risk	Medium to long	Uncertainty of battery chemistry outlook introduces downside demand risk if low or no nickel battery cathode chemistries become the preferred technological pathway
	Reduced demand for personal vehicles	Risk	Medium to long	Greater adoption of public transportation, ride sharing and other mobility levers could limit demand for personal vehicles
	Maturing of battery recycling	Risk	Medium to long	As secondary battery reaches scale, demand growth for primary nickel could slow



Key

Risk · Opportunity · Short to medium · Short to long · Medium to long · Long · Neutral

Short term = 0–5 years

Medium term = 5–15 years

Long term = 15+ years**

* This table only includes risks we consider to be of sufficient magnitude to require monitoring.

** Long-term timeframe of 15+ years chosen to align to typical timeframe for commodity-supply response to major demand shifts.

Underpinning our process are robust, science-based climate analytics. Utilising multiple blended global climate models, dynamically downscaled to our operating sites, we obtain future climate change projections across a broad set of climate variables for our chosen future scenarios. We also assess historical weather data and any extreme weather events that may have already occurred at the site.

In regions where previous predictive climate change assessments have been undertaken, we compare the results with our own model outputs. To further increase accuracy, where comprehensive site-based weather data sets already exist, we establish these as the baseline from which we project the percentage change over both the life of that facility and for 20 years beyond (or, at maximum, until 2100) to include closure.

We also seek to identify the particular vulnerabilities and adaptive capacities of the region and site, in order to complete a holistic local context assessment.

Our robust PCCRR framework to manage physical risks

In 2023 we established our Physical Climate Change Risk and Resilience (PCCRR) framework. This evolution in our ability to understand and monitor physical climate change risks brought together our existing processes to enhance our management of physical climate change risk, and enabled greater consistency and robustness for how we plan for any necessary short, medium and long-term adaptive measures.

Our PCCRR framework combines top-down climate change projection models with bottom-up assessments of the local vulnerabilities and adaptive capacities to anticipate emerging impacts. Our aim is to ensure that the resilience of our operations, communities and partners today continues into the future.

▶ To read more about our PCCRR framework and use of climate change scenarios in managing physical risk **See our Climate Change Report 2023**

Operational resilience

Throughout 2024, we continued the roll-out of our PCCRR process, completing physical climate change risk screening at all of our managed operations and for our Marketing business by year-end. We are now integrating the management of the identified risks into our risk management processes at each operation, and assessing whether additional studies or management controls need to be undertaken. We aim to complete this for all managed operations by end of 2025.

For mines near closure, such as our El Soldado operation and Gahcho Kué, we are working to ensure closure design and risks include consideration of physical climate change.

The results of our physical climate change risk screening work highlight that the greatest hazard posing high/significant risks across all our regions is extreme precipitation and flooding. This is followed by drought/access to water. The third is extreme heat, which already affects our employees, especially in South Africa and Brazil.

The screening of potential implications of climate change on our Marketing business indicated that physical climate change brings increased risks, especially for our shipping operations – but also opportunities, if we can leverage market gains through optionality in our customer base and shipping routes and ports to address the dynamic market context. Our diverse customer base across the world and customers within different regions in countries like China help lower the risks associated with sales.

Considering these findings, our planning has pivoted to focus on agility and resilience in our sales strategy and assess whether our existing shipping controls are adequate in a more volatile climate context, and adjust these where necessary.

Adaptation

We are also in the process of evaluating the controls for the risks we have identified through the high-level screening, and updating of these controls as required. This includes identifying the right tracking metrics to follow the impact of climate change in the long run. We have also identified where we can leverage data that we already collect in a more meaningful way to provide insight into changing operational conditions.

Some adaptation actions we are already implementing include switching over from continental water to waste water and desalinated water at our Los Bronces copper operation, increasing our fire-fighting capacities at operations in wildfire-prone regions such as our iron ore operations in South Africa and Brazil, and implementing adaptive water-management plans in regions where we are seeing more erratic rain events.

Financial impact

Throughout 2024, we have developed and tested a methodology to better understand the potential future financial impact of physical climate change risk. The methodology is based on climate projections overlaid upon operational thresholds at each site over the life of the asset. We expect to roll this out to our remaining assets in 2025, while defining the methodology further to allow for integration into our broader planning and financial reporting processes.

Community resilience

The impacts of climate change will also be keenly felt by the host communities around our operations. The proactive, integrated, and strategic approach we take to social performance at all our sites means that we endeavour to consider all of the changes in our external context within our risk and impact management framework, including climate change.

As part of our Social Performance management system – the Social Way – we embed climate-related social and community impacts into individual site management approaches. We are updating our Social Way Policy framework and in 2025 intend to provide further guidance to our operations on how to further integrate community climate resilience into the social performance management system.

Our target ambition and progress

We have set a target of carbon neutrality across our operations by 2040, with the interim target of a 30% reduction in operational emissions by 2030.

Our Australian steelmaking coal, southern African PGMs, Brazilian nickel, and De Beers businesses will exit the Group under our announced plan to simplify our portfolio. Each of those businesses formed part of our Group goal of carbon-neutral operations by 2040, including making or planning investments in support. Whilst it is for the future owners and leaders of those businesses to decide what is right under

Identified potential hazards in 2050: managed operations and key greenfield projects

Potential change in hazard by 2050 against a 2020 baseline*

- 🟥 >15%   Extreme change
- 🟧 10%–15%   Significant change
- 🟦 5%–10%   Material change



Finland

Canada

UK

Peru

Brazil

Zimbabwe

Australia

Chile

South Africa

Key physical climate change risks across our operations


Change in annual precipitation
– Change in availability of water
– Ecological impacts


Water stress/drought
– Disruption from lack of access to water for operations
– Impact on ecosystems and agriculture
– Reduced community access to water
– Compromised viability of vegetation on rehabilitation
– Challenges managing dust impacts


Extreme weather events
– Operational disruption from heavy winds, lightning, heavy rains
– Inadequate design parameters on key infrastructure (tailings, dams, water treatment, etc.)
– Rehabilitation stability impacted through intense rains
– Delays at ports due to impacts on docking and loading and offloading operations


Extreme heat
– Increased heat exposure leading to reduction in workforce efficiency and increase in fatigue
– Exceeding equipment design criteria leading to breakdowns and downtime
– Increase in energy consumption for ventilation and cooling
– Impact on railways (rail buckling)


Rise in average annual temperature
– Impact on ecosystems, ecological shifts
– Potential spread of pests/diseases to wider ranges


Wildfires
– Safety and health risks
– Impact on biodiversity and communities

*   Based on the IPCC SSP5-8.5 scenario to 2050.

their ownership, we believe the foundational work we have done sets each one up for success in relation to decarbonisation, and provides real value to the new owners.

Once the transformation work is completed, our operational greenhouse gas emissions footprint (Scopes 1 and 2) will reduce significantly. A substantial proportion of our current sources of emissions is linked to businesses that will be exiting the Group. The most significant of these sources include the fugitive methane emissions released from the Australian steelmaking coal business and the Scope 2 emissions associated with our PGMs business in southern Africa.

With such change in our emissions profile, our future pathway to achieving carbon neutrality will necessarily look different.

For our remaining businesses, achieving our target of carbon neutrality[11] across our operations remains a complex, multi-dimensional challenge. However, we understand the challenges of decarbonising each of the operations and will continue with the plans we have towards delivering carbon neutrality.

Progress in 2024

In 2024, our total Scope 1 and 2 emissions[13] decreased by 8% to 11.6 Mt CO_2e (2024: 6.7 Mt CO_2e and 4.9 Mt CO_2e respectively, 2023: 7.5 Mt CO_2e and 5.0 Mt CO_2e respectively). This equates to a 14% reduction compared with the 2016 baseline on which our 2030 target is set. The emissions intensity of our production (Scopes 1 and 2) reduced by 3% compared with 2023 (2024: 6.02 t CO_2e/t CuEq and 6.20t CO_2e/t CuEq).

Compared with 2019, when our emissions peaked, we have delivered a 31% reduction in our total Scope 1 and 2 emissions (2019: 16.8 Mt CO_2e) and a 26% reduction in our emissions intensity.

Year-on-year improvements in the management of methane in our steelmaking coal business have made the largest contribution to this reduction in emissions from the 2019 peak. Completing the roll-out of renewable energy in South America in 2023 was also a significant milestone.

Overall emissions reductions since 2019 have been partly offset by increased energy consumption following the ramp-up of our Quellaveco operation in Peru. The resulting usage of fossil fuels in heavy mining equipment has added to our Scope 1 emissions. However, the additional energy consumption at Quellaveco has resulted in no increase to our Scope 2 emissions in 2024, as the operation was supplied by 100% renewable-energy sources by 2023.

Climate change performance‡

Scope 1 emissions 2024

6.7 Mt CO_2e

(2023: 7.5 Mt CO_2e)

Scope 2 emissions 2024

4.9 Mt CO_2e

(2023: 5.0 Mt CO_2e)

Scope 3 emissions 2024*

170.6 Mt CO_2e

(2023: 166.7 Mt CO_2e)

*   Scope 3 emissions include each of the 15 categories included in the Greenhouse Gas Protocol's methodology.



Scope 2 (Mt CO_2e)

4.9 Mt CO_2e

0.1
0.6
4.2

- Australia
- South Africa
- Other



**Anglo American GHG emissions 2024
Scope 1 (Mt CO_2e)**

6.7 Mt CO_2e

2.7
0.3
0.5
3.2

- CO_2e from fugitive emissions from coal mining
- CO_2e from methane flaring
- CO_2e from processes
- CO_2e from fossil fuel consumption



**Anglo American GHG emissions 2024
Total Scope 1 and 2 emissions (Mt CO_2e)**

11.6 Mt CO_2e

1.2
0.6
1.0
0.0
4.2
0.4
4.1

- Copper
- Iron Ore
- Polyhalite
- PGMs
- Diamonds
- Steelmaking Coal
- Nickel

‡ Anglo American reports GHG emissions in line with the GHG Protocol's Operational Control approach. Reporting on our GHG inventory includes all business over which the Anglo American Group has management control or acts as the operator. It excludes independently managed operations, such as Collahuasi and Samancor, unless specifically stipulated. It also excludes De Beers' non-managed joint operations in Namibia and Botswana from our reporting scope, unless specifically stipulated in the reporting.

Progress to 2030

Scope 1 – methane

Methane emitted from our Australian steelmaking coal operations is a significant component of the Group's Scope 1 emissions, and arises from two key categories:

– Rich gas (from our gas pre-drainage works) and goaf gas (released from the behind the mined area as the longwall advances), which we capture and transfer to third parties for beneficial use such as power generation

– Ventilation air methane (VAM), where methane is present in very low concentrations and more challenging to capture.

In 2024, we reduced our methane emissions by 20% to 3.0 Mt CO_2e (2023: 3.8 Mt CO_2e). This reduction was a result of our continued improvements in the management of methane and the impact of the stoppage of operations at Grosvenor following the underground fire in June 2024.

The reductions achieved from our improved management of methane have occurred across three fronts. First, continued minimisation of venting, focusing on sustained operational practices, which resulted in venting emissions being less than 50 kt CO_2e in 2024. Secondly, a reduction in VAM from improved goaf-sealing practices. Thirdly, increased transfer of gas to third parties for beneficial use in power generation facilities, with a combined capacity of 145 MW.

The infrastructure available for methane capture has enabled our underground operations to abate approximately 70% of methane-related emissions, against a do-nothing scenario. In 2024, this represented the transfer of 11.6 m GJ (2023: 13.0 m GJ) of gas for beneficial use into power generation or the domestic gas network. The reduction in gas transferred since 2023 was a result of the cessation of operations at Grosvenor during the second half of 2024.

For abatement of VAM, we are on track with our plan to assess the feasibility of the use of regenerative thermal oxidation. During 2024, studies were progressed with the University of Newcastle in Australia to test safety protocols and systems. We have also secured $35 million in grants from Low Emissions Technology Australia, which demonstrates the importance of developing the technology for the industry.

Scope 1 – energy efficiency

Our continued focus to optimise and further increase the operational and production efficiency of our assets is helping to lower the energy intensity of our operations. These improvements are enabled by the deployment of technology through our FutureSmart Mining™ approach, and the continuous energy management at our operating sites supported by our energy and CO_2 management (ECO2MAN) programme.

In 2024, our energy consumption decreased by 2% to 86.8 m GJ (2023: 89.0 m GJ). In addition to improved energy efficiency, significant contributors to this decrease were the planned reduction in Kumba's

production to align with third-party logistics constraints and the planned shutdown of the older Los Bronces processing plant in July 2024. The decrease was partly offset by the further ramp-up of our Quellaveco operation.

Scope 2 – powered by renewables

In 2024, we sourced 57% of our electricity from renewable sources. All of our South American operations (Brazil, Chile and Peru) are powered by 100% renewable electricity, and have been since 2023.

We have also, as previously announced, secured 100% renewable energy from 2025 for all the electricity needs for our steelmaking coal operations in Australia, effectively removing all the Scope 2 emissions from that business.

On this basis, approximately 60% of the electricity supply of the current Anglo American portfolio will be sourced from renewables from 2025. This transformation of our Scope 2 emissions profile enables significant environmental benefits, and delivers net present value (NPV)-positive outcomes compared with our current energy mix.

While significant progress has already been made to reduce our absolute Scope 2 emissions, we remain committed to decarbonise the balance of our electricity supply via the use of commercial power-purchase agreements, self-developed generation at site, and through Envusa Energy in southern Africa.

In October 2022, Anglo American formalised a partnership with EDF Renewables to form a jointly owned company, Envusa Energy. Envusa Energy is expected to develop a regional renewable energy ecosystem in South Africa, with the aim of meeting Anglo American's operational power requirements.

In 2023, Envusa Energy was granted a licence to trade electricity in South Africa, and the company has made significant progress in the delivery of its mature pipeline of more than 600 MW of solar and wind power to our operations.

In demonstrating our drive to decarbonise our energy usage, our businesses with operations in South Africa (Anglo American Platinum, Kumba Iron Ore and De Beers) have committed to long-term electricity offtake agreements with Envusa Energy.

These agreements will see Anglo American Platinum receiving 461 MW of supply, Kumba's Kolomela mine 11 MW, and De Beers' Venetia mine 48 MW.

The renewable power under these agreements is planned to be delivered through the Koruson 2 (K2) project cluster, located on the border of the Northern and Eastern Cape Provinces. The K2 cluster reached financial close in the first quarter of 2024, with construction well under way.

The K2 cluster wheeled projects are expected to reach commercial operation during 2026, and will supply 520 MW of wind and solar power (240 MW of solar and two 140 MW wind projects) into our operations, displacing approximately 1.5 Mt CO_2e (30% of our current portfolio's global Scope 2 emissions).

On-site solar projects at our Sishen operation are progressing (total of 65 MW), targeting 2025 to commence construction, with a mature pipeline of additional projects following shortly thereafter.

Progress to 2040
Reducing our use of diesel
Transitioning from diesel consumption for heavy mining equipment remains a complex challenge.

We remain agnostic to the technologies required to remove diesel from our operations, and we do not believe that a globally applicable solution will come from one technology. This informs our approach to solve for the system rather than implementing point solutions.

We have prepared a technology development roadmap that takes a portfolio approach – a toolbox of solutions integrated in mining systems, to maximise success rate and impact. This includes hydrogen, battery and other forms of diesel fuel alternatives, with us developing multiple pathways to deliver operational decarbonisation, that compares various technology options across different time horizons.

We are also looking at options that lower our carbon emissions when transitioning to mining underground in various operating regions. These options look to incorporate electrified, lower-impact equipment and mining methods to help deliver sustainable and profitable operations.

We will continue with the model of technical and financial innovation we have demonstrated in our decarbonisation journey so far in achieving carbon neutrality.

Residual emissions abatement
We do not currently see a pathway to reduce our operational emissions to zero. Whilst recognising that compensation should come after all feasible avoidance, reduction and restoration measures have been taken, we anticipate that carbon compensation, including offsetting, will have a role to play in addressing any residual emissions, while permanent solutions are sought.

However, our principal approach to addressing operational (Scope 1 and 2) greenhouse gas emissions is through direct action in the form of projects implemented to decarbonise our business. Our approach continues to be guided by the mitigation hierarchy: Avoid – Abate – Compensate.

In 2024, we documented our approach in our Group Carbon Compensation Guidelines, and this was approved by the Group's Climate Change Committee and endorsed by the ELT. These Guidelines make clear under what circumstances our business can use carbon compensation to support the achievement of decarbonisation



Site visit to the Hartebeesthoek Wind Farm in South Africa that forms part of the Koruson 2 (K2) cluster.

Koruson 2 (K2) cluster

The K2 cluster is being developed through the Envusa Energy joint venture by Anglo American and EDF Renewables, in partnership with Pele Green Energy, and a local community trust.

Construction is under way at the 140 MW Umsobomvu Wind Farm that forms part of the K2 cluster, with first concrete casting of the foundations completed in September 2024.

The K2 cluster is anticipated to have a total electricity generation capacity of 520 MW.

The project comprises the Umsobomvu Wind Project (140 MW), Hartebeesthoek Wind Project (140 MW) and Mooi Plaats PV Project (240 MW).

All projects are located in the Koruson cluster located on the border of the Northern and Eastern Cape provinces.

objectives and also what principles underpin the generation of any carbon credits that we will use for decarbonisation. To date, we have not retired any carbon credits to set against our emissions targets.

▶ For more on our use of carbon compensation and our application of the carbon mitigation hierarchy **See page 74 of our Sustainability Report 2024**

▶ For more information on our Group Carbon Compensating Guidelines **Visit angloamerican.com/group-carbon-compensating-guidelines2024**

Scope 3 – decarbonising our value chain
Increased maturity in calculating our Scope 3 emissions
The level of sophistication in our understanding of Scope 3 emissions continues to grow. In 2024, we reflected this greater maturity in knowledge through updates to our Scope 3 accounting methodology with amendments to align it more closely with guidance from the GHG protocol.

In previous years, we accounted for the emissions of our steelmaking customers and allocated these emissions between our sold iron ore and steelmaking coal products on a mass- balance basis. In total, 65% of steelmaking emissions were allocated to iron ore under category 10, while the remaining 35% were allocated to steelmaking coal under category 11. This methodology prevented the over-reporting of emissions for products entering the same value chain.

Under our updated methodology, we account for the emissions associated with

the use and processing of our products independently, regardless of the value chains they enter. Emissions from processing iron ore are calculated based on customer-specific emissions factors, with 100% of emissions allocated to iron ore, under category 10. 100% of the emissions arising from the use of our steelmaking coal are allocated to category 11.

As Scope 3 reporting continues to evolve, we are able to source increasingly accurate emissions factors that better reflect our operations. We have also made refinements to the emissions factors used in the calculation of Scope 3 emissions under categories 1 and 2 in our updated methodology.

In addition to ensuring alignment with the GHG Protocol, the methodological amendments set out above mean the approach we take to measuring and reporting Scope 3 emissions will remain appropriate for the updated Anglo American portfolio. Nevertheless, we expect to continue to refine our Scope 3 methodology as understanding of Scope 3 emissions grows. This ongoing process will result in continual improvements in the accuracy of our calculations.

Our reported 2024 Scope 3 emissions have been calculated using our updated Scope 3 methodology, and we have also recalculated and restated our Scope 3 emissions back to the 2020 baseline year.

2024 Scope 3 emissions
In 2024, our Scope 3 emissions totalled 170.6 Mt, an increase of 2% compared with

our restated 2023 Scope 3 emissions of 166.7 Mt. Total Scope 3 emissions in 2024 have risen by 3% compared with our restated 2020 baseline of 165.1 Mt, which is a reflection of our increased iron ore sales volumes.

The processing and use of our iron ore and steelmaking coal products (categories 10 and 11) are the largest contributors to our emissions profile, accounting for 149.4 Mt (88% of total emissions).

Progress in 2024 to help decarbonise our value chain
Through our customer strategy and focus on product quality, we continue to make progress in reducing the emissions intensity of our iron ore in steelmaking as we focus on sales to lower-emissions steelmakers and steelmaking processes.

In 2024, c.38% of iron ore sales by volume were to customers with externally verified net-zero targets. In 2024, we continued to engage with our customers, with c.23% of iron ore sales now covered by decarbonisation Memorandums of Understanding (MoUs).

More broadly, over 50% of our category 10 emissions from iron ore in 2024 arose in China, which has pledged to be carbon neutral by 2060, while c.15% come from Europe, Japan and South Korea, which have pledged to be carbon neutral by 2050.

Emissions under category 11 increased by 16% from 2023, which was primarily driven by a refinement in emissions factors to better reflect the use of our steelmaking coal

product. In 2024, we continued to build on partnerships across our value chains to help reduce the emissions intensity of processing our products and drive demand for low-carbon metals and minerals.

Our activities with suppliers and our operations contribute approximately 8% of the overall Anglo American Scope 3 footprint, predominantly through the procurement of equipment and capital goods.

We also formalised MoUs with 11 critical suppliers of mining equipment to our business, including Caterpillar, Komatsu and Michelin. These MoUs outline shared commitments to sustainability, establishing a series of commitments to demonstrate decarbonisation and action to mitigate the effects of climate change.

We remain steadfast in our commitment to achieve an increasingly sustainable operation of our controllable ocean freight. This commitment is reflected in our ambition to achieve carbon neutrality across our controlled ocean freight activities by 2040 and an interim 30% reduction in emissions by 2030.

In 2024, we achieved a significant milestone towards realising that ambition with the successful delivery of the Ubuntu Liberty, the final vessel in our 10-strong chartered fleet of Capesize+ Liquefied Natural Gas (LNG) dual-fuelled bulk carriers. The LNG dual-fuelled technology and enhanced fuel efficiency of the Ubuntu fleet provides our customers the opportunity to reduce their carbon emissions when using these vessels,

which are expected to deliver up to a 35% reduction in CO$_2$ emissions compared with conventionally fuelled ships. The increased cargo capacity of the Ubuntu vessels has also provided operational efficiencies.

▶ For more detail and to read more about the progress we have made to reduce our Scope 3 emissions
See pages 74–76 of our Sustainability Report 2024

Our future plans to reduce Scope 3 emissions for our transforming portfolio

The planned divestments of our steelmaking coal, PGMs, nickel and De Beers businesses will result in a significant change to our future Scope 3 emissions profile.

Most notably, on completion of the announced divestment of our steelmaking coal business, including our non-controlling interest in Jellinbah, almost all of our currently reported Category 11 Scope 3 emissions, and a significant portion of our currently reported Category 15 Scope 3 emissions, will be removed from our overall reported Scope 3 emissions.

We have previously shared our ambition to reduce our Scope 3 emissions by 50% by 2040. With the substantial changes to our portfolio taking place, we are working to understand in more depth the impact of the portfolio changes on this ambition, with a view to ensuring we have in place goals that reflect the transformed portfolio and drive the right behaviours within our business to decarbonise at pace.

We remain committed to reducing our Scope 3 emissions, and our approach remains informed by our determination to achieve this goal.

Protecting our natural environment

Protecting our natural environment is material to us and is increasingly expected by our stakeholders and society. As custodians of the land and ecosystems around our operations, we seek to improve the footprint of our operations and direct our efforts towards contributing to nature-positive outcomes for host communities and our wide range of stakeholders. Our environmental work involves protecting the biodiversity of areas in which we operate, accounting for and optimising our water use, supporting the circular economy throughout the value chain and across our business, and addressing quality of air around our operations.

Our approach and policies
Our approach to biodiversity

Our approach to nature-positive outcomes is based on the Kunming-Montreal Global Biodiversity Framework and broader global commitments to halt nature loss, aiming for a nature-positive world by the end of this decade. By prioritising nature-positive outcomes, we support the delivery of our SMP commitments and how we transform the way we operate and develop mining operations to integrate nature-based solutions and innovative technologies throughout the mining lifecycle.

Our work towards achieving our SMP targets, including delivering a NPI for biodiversity, demonstrates our commitment to biodiversity and nature-positive outcomes, as well as global discussions on biodiversity conservation. Implementing the Kunming-Montreal Global Biodiversity Framework is essential to addressing the urgent challenges of biodiversity loss and ecosystem degradation. Anglo American is committed to alignment with these global frameworks, while also adapting to new local and regional regulatory requirements, allowing our strategy to evolve in step with global standards.

In 2018, Anglo American made a commitment to deliver NPI, across the organisation, using a baseline – also set in 2018 – that describes the existing state of biodiversity before impacts occurred or mitigation measures were deployed, which allows for quantification of change and calculation of gains or losses over time. A critical factor in achieving NPI is our rigorous application of the mitigation hierarchy: avoiding and minimising impacts; undertaking rehabilitation and/or restoration; and offsetting, where required, any residual impacts. To demonstrate that gains exceed losses, all sites are required to implement and adhere to our Biodiversity Standard. The standard defines the minimum requirements for biodiversity management, as well as delivering on our NPI commitment through the implementation and management of biodiversity management programmes (BMPs).

Our approach to land rehabilitation

Our Group rehabilitation strategy, which outlines the requirements for our operations to integrate rehabilitation into their planning processes, including Resource Development plans and Life of Asset Plans, is integral to improving site rehabilitation outcomes across the business.

Our goal is to reduce our disturbance footprint and to generate value for Anglo American and our stakeholders. As per our Mine Closure Standard, our operations develop and implement five-year rolling rehabilitation plans that outline the targets, monitoring, maintenance and management programmes required to drive towards meeting our post-mining land-management ambitions and reducing our net footprint intensity. Our operations trial innovative technologies to improve the ecosystem services value of all types of rehabilitation.

Environmental contractor Boitumelo Kortman inspecting pecan nut and pistachio trees planted in a rehabilitated area of former mining land at our Sishen iron ore mine in South Africa.

Piloting the TNFD's LEAP approach

The LEAP (locate, evaluate, assess and prepare) approach, developed by the Taskforce on Nature-related Financial Disclosures (TNFD), is designed to help companies identify and assess nature-related issues, and then integrate nature-related considerations into their strategic planning and reporting processes, with the aim of promoting sustainability and resilience. The LEAP process, integral to the TNFD framework, is summarised below:

Locate: Identify where your organisation interacts with nature

Evaluate: Assess your dependencies and impacts on nature

Assess: Analyse the risks and opportunities related to nature

Prepare: Develop strategies to respond to and report on nature-related issues.

Piloting LEAP at Kumba Iron Ore

Understanding how we affect nature is critical to achieving our Sustainable Mining Plan goal of achieving net-positive impact (NPI) across our operational footprint by 2030. We believe that the TNFD framework is the most robust and practical guidance to help us achieve our goal. During 2022, our Kumba Iron Ore business was chosen as the pilot site and we worked with our longstanding partners Fauna & Flora to test the application of the LEAP approach.

Although Kumba's direct impact on nature in the vicinity of its operations is well understood, assessing the impact of Kumba's supply chain on nature and biodiversity – a critical element of the TNFD framework – is more difficult to achieve. As Kumba has over 2,000 suppliers within its supply chain, it was essential to prioritise the suppliers, based on their potential environmental impact and total spend.

Locate

The first step was to map the locations of key supply chains and customer assets using supplier-spend data, self-declared value chain information, open maps and data from public authorities, and international trade data.

Using the resultant co-ordinates, supplier and customer sites were overlapped with the Resolve Ecoregions map to identify their biomes. Priority locations were then identified based on the following criteria: overlap with high ecosystem service-related risk; convergence with areas of high biodiversity importance; physical water risk and freshwater biodiversity. Based on the prioritisation criteria, three supply chains were given precedence and taken forward to the evaluation stage: two in energy and one in rubber production for tyres.

Evaluate

ENCORE – a free online service that helps organisations explore their exposure to nature-related risks – was used to identify material impacts and dependencies of the prioritised suppliers. In conjunction with spatial data analysis, the ENCORE scores indicated that a rubber concession area linked to Kumba's tyre supply chain had very high risks overall, so it was selected for further analysis.

Through a more detailed interrogation of the ENCORE results and spatial data, several specific risks were identified for this rubber concession area, including a number of protected wildlife species.

Assess

The nature-related risks of the rubber plantation were evaluated qualitatively to understand how they might translate into physical, transition and reputational risks for suppliers and communities, as well as Kumba's own operations. This phase of the LEAP process considers both potential financial impact and the impact on nature and society.

The outcome of this evaluation was shared with Kumba's internal risk and procurement teams to enhance awareness of nature-related risks and understand how they could be better incorporated into existing risk management and responsible supply chain processes.

Mitigation measures and opportunities to address existing impacts and reduce potential risks are now being considered; for example, through working with the supplier to enhance nature-based solutions in the supplier's landscape.

Prepare

It is important that a broad understanding of impacts and associated risks translates to changes in activities and processes at site level, both through direct operations and supply chains.

Using the lessons learnt from this pilot and the ongoing work during 2024, we have a clearer understanding of how it might be possible to adopt this approach across Anglo American as we work to implement the recommendations of the TNFD in its approach to nature management and reporting.

Governance
Biodiversity
The Board's Sustainability Committee has oversight of the company's nature and biodiversity-related programmes of work, and is updated at least annually on progress against those programmes and delivery of targets.

Progress against Anglo American's BMPs is included in the chief executive's scorecard on a quarterly basis.

The chief executive's scorecard offers a succinct, yet comprehensive view of our business performance, closely aligned with Anglo American Operating Model principles. It is a management tool used by the chief executive to track business performance through a focused set of financial and non-financial measurements. Each business, asset and function is also responsible for setting their own scorecard, aligned with the Group scorecard, and reports against performance on a quarterly basis to the Executive Leadership Team. The Group scorecard is shared with the Board and performance against sustainability metrics shared with the Sustainability Committee.

Land rehabilitation
Anglo American owns or manages approximately 608,000 hectares, with approximately 12% (74,000 hectares) disturbed for mining or processing operations. The nature of mining requires Anglo American to disturb additional land each year to access orebodies or to build supporting infrastructure. Our rehabilitation programmes are designed to ensure we actively rehabilitate areas that are no longer required for operations, with approximately 18% (14,000 hectares) of our disturbance currently rehabilitated in line with Anglo American's standard or local legal requirements.

Land rehabilitation (reshaping, applying a growth medium and seeding completed) performance is embedded in our executive remuneration arrangements and is reflected in executive director bonus payouts. This metric is also subject to external assurance as part of the year-end reporting process.

Performance
In 2024, we continued the development of a standardised metric and methodology, known as Quality Habitat Hectares (QHH), to consistently assess and compare the NPI pathways and trajectories of our businesses and sites. This standardised approach enables us to quantify actions aimed at avoiding, reducing and restoring habitat impacts, identify opportunities to contribute to nature-positive outcomes across our operations, and evaluate the timing and cost of implementation.

In 2024, our managed operations completed 945 hectares of rehabilitation (reshaping, growth medium and seeding) out of a planned 611 hectares.

We aim to have no Level 3 or above environmental incidents. In 2024, we achieved our goal and had zero Level 3+ environmental incidents at our managed operations (2023: zero).

Water
Water is the fundamental link between climate, people and nature. Globally, water supplies remain stressed amid the ongoing impact of climate change and variability, with increasing extreme weather events. To address these challenges, we continue to make water stewardship a part of how we operate across all our sites, including our target of a 50% reduction in fresh water withdrawals in water-scarce areas by 2030, relative to the 2015 baseline.

Our approach and policies
Anglo American's approach to how we use, manage and care for water is guided by recognised international best practices for water management and stewardship. We aim to use, manage and care for water through the lifecycle of our operations. We apply the Alliance for Water Stewardship's definition:"the use of water that is socially and culturally equitable, environmentally sustainable and economically beneficial, achieved through a stakeholder-inclusive process that includes both site and catchment-based actions".

Our Group Water Management Standard provides guidance for our work. The standard sets out minimum requirements for water management and incorporates leading water-management practices, risk prevention, best-mining practices and industry lessons.

The standard also incorporates water into the decision-making process at every stage of the lifecycle of each operation, from the selection of the site and early studies, through design to operation, closure and post-closure. The standard ensures that all of our operations incorporate sustainable water-management practices, in line with our Values, the Sustainable Mining Plan, and Social Way. In 2024, we updated the standard to reinforce implementation requirements.

Governance
The Board's Sustainability Committee has oversight of the Group's water-related programmes of work and is updated on a pre-planned schedule and, as needed, on progress against those programmes and delivery of targets. Progress against our water targets is also included in the chief executive's quarterly scorecard.

Water management is embedded in our executive remuneration arrangements. Executive director bonus payouts reflect performance in water efficiency, and the 2024 executive director and senior management LTIP arrangements include targets related to fresh water withdrawals.

Fresh water withdrawal data is subject to external assurance as part of the year-end reporting process.

Performance
Our fresh water withdrawals (for target sites) decreased by 7% to 35,439 megalitres (ML) (2023: 38,040 ML), reflecting improved water efficiency at most of our operations, diversion of fresh water to communities as well as converting our water supply to alternative non-fresh water sources, such as at Los Bronces, where we have increased

our use of treated municipal wastewater imported from regional utilities.

By the end of 2024, we had reduced fresh water withdrawals by 27% against the 2015 baseline that informs the Sustainable Mining Plan target of a 50% reduction in fresh water withdrawals by 2030. Our operations continue to improve their water re-use and recycling rates, reducing their reliance on fresh water. Group-wide water efficiency increased to 86% in 2024 (2023: 84%). This focus on efficiency will continue at all our operations throughout 2025.

Mineral residue management

The management and storage of waste rock and processed mineral residue remains a critical issue for the global mining industry. Mineral residue management presents us with social, safety and environmental challenges throughout the lifecycle of our mining operations and, as such, we welcome the introduction of the comprehensive Global Industry Standard on Tailings Management (GISTM).

During 2024, we continued GISTM implementation at all our tailings storage facilities (TSFs) and closing out the gaps identified at our very high and extreme rated TSFs, while also working to develop and implement technological solutions – including enhanced and standardised control systems – across our operations.

Our approach and policies

Our Processed Mineral Residue Facilities and Water Management Structures Standard and Policy consider the risks of both processed mineral-residue and water-management facilities. The standard sets out requirements for design, monitoring, inspection and surveillance of our processed mineral-residue facilities, which we follow as a minimum requirement practice in each jurisdiction where we operate. It is aligned with current best practice, including the requirements of the GISTM, where applicable.

As a member of the ICMM, Anglo American has adopted the ICMM Conformance Protocols that enable progress towards conformance with the GISTM to be assessed.

We make available publicly our Processed Mineral Residue Facilities and Water Management Structures Standard, and Policy, which have been approved by the Board and include all the technical requirements of the GISTM.

Governance

To support proper management and oversight of our TSFs, we have in place additional lines of internal and external operational support and assurance.

As part of our GISTM implementation, Anglo American requires the appointment of an accountable executive who is responsible for safety and emergency management at each TSF. An accountable executive has been appointed at all managed operations and the majority of our non-managed operations.

The GISTM also requires the appointment at each TSF of an internal engineer to be the competent person responsible for the integrity of a facility, known as the responsible tailings facility engineer (RTFE); and an external engineer, known as the engineer of record (EoR), which entails the engagement of a specialist engineering firm. All of our TSFs with a consequence rating of 'major' have an RTFE and EoR in place.

In addition, the GISTM requires an independent tailings review board (ITRB) to be in place for additional oversight. All TSFs with a major consequence have appointed an ITRB.

Our Risk, Assurance and Governance Policy is based on the 'Three Lines Model': the first line comprises the accountable executive, RTFE and EoR, who own and manage the risk. The second is an internal corporate team, who provide expertise and support, and challenge the assumptions of the first line. Conformance with the standard and associated technical specifications is approved by the accountable executive, then verified and reported to the technical & operations director, the chief executive, and the Board and its Sustainability Committee. An independent third line is provided by Anglo American's internal audit function, which could include external and independent consultants based on the objectives of the audit. Findings are reported to the Board's Audit Committee.

Tailings management is embedded in our executive remuneration arrangements, with the 2024 executive director and senior management LTIP arrangements including targets related to tailings management.

Performance

Anglo American played an active role in the multi-stakeholder process of developing the GISTM, which covers standards and practices over the entire TSF lifecycle and sets a high bar for the mining industry to achieve zero harm for people and the environment. The GISTM is intended to be applied to existing and future TSFs, wherever they are found, and to whomever operates them.

During 2024, we continued implementing the GISTM at all our TSFs and closing out the gaps identified at our very-high and extreme-rated facilities, including the social aspects that are already encompassed in our comprehensive Social Way management system.

Playing our role in society

As a global business, we see it as our role to make a positive contribution to society. We are continuing to implement our industry-leading social performance management system, the Anglo American Social Way. It represents a comprehensive and innovative approach to how we interact with host communities that prioritises respect, and mutual benefit for all stakeholders.

Through our partnership-focused development approach, we work to catalyse independent, scalable and sustainable economic development in the regions around our operations to support our Sustainable Mining Plan commitments. We also transparently and continuously engage stakeholders to collaboratively find solutions to the most pressing development

challenges. We set our standards high, embedding them into our Code of Conduct. We also have high expectations of our suppliers, and provide guidance and support to emerging companies to meet those expectations, ensuring we address sustainability matters throughout the entire value chain.

Engaging local communities

Engaging with local communities plays a pivotal role throughout the lifecycle of a mine, from exploration through to project development, the production phase and finally mine closure.

By understanding community concerns and seeking to engage local stakeholders, including local communities and indigenous groups, in decision-making processes, we aim to identify the best ways to share the benefits of mining with the communities that host our operations.

Our approach and policies

We have a strong record of making a lasting, positive contribution to the regions in which we operate. As part of the Thriving Communities pillar of our SMP we are building on this track record through helping to unlock long-term economic growth and resilience that improves livelihoods in host communities.

To create diversified economic opportunities that make a lasting impact to livelihoods, we are working to deliver sustainable, collaborative and inclusive ways of supporting communities, applying a partnership-focused development approach that catalyses long-term systemic change with and within our operating regions.

This community development approach is guided by the Social Way. The Social Way framework shapes the way we engage with host communities, helping to deliver collaborative work that creates a positive impact and enables all stakeholders to succeed sustainably.

Our Social Way provides a social performance management framework for all Anglo American-managed sites, at all phases of development. Throughout 2024, we have been updating and optimising the policy framework, and are planning to finalise an updated Social Way Policy and Standard in 2025. The Policy and Standard are supported by a practitioner toolkit, providing simple practical guidance on how to implement our commitments. As part of our continuous-improvement journey, we continued to make improvements to the toolkit in 2024, with further improvements planned in 2025. With these updates, we believe the Social Way will continue to be one of the most robust and comprehensive social performance management systems in the mining sector.

Aligned with our Purpose and our strategic business objectives, the industry-leading Social Way embeds international standards and best practice, and sets out clear minimum requirements to:

– Engage with affected and interested stakeholders

– Avoid, prevent and, where appropriate, mitigate and remediate adverse social impacts

– Maximise socio-economic development opportunities.

The Social Way emphasises the integration of social performance into our core operational planning and processes, including our Operating Model and SMP.

To build trust through transparency and accountability, we have made the Social Way publicly available in English, Portuguese and Spanish. This transparency allows our stakeholders to understand what our standards are and what they can expect of us. We also seek to influence best practice in the wider industry by making the Social Way readily available as a reference for other companies through an interactive web platform which consists of the policy and the toolkit.

Governance

Progress against the Group's implementation of the Social Way, including local accountability strategies and mechanisms, is included in the chief executive's scorecard on a quarterly basis and is reviewed by the Board's Sustainability Committee at least annually. Incidents with social consequences are also reported to the chief executive and Sustainability Committee.

The Social Way requires an integrated and cross-disciplinary approach to the management of social performance at site level.

Performance

Owing to internal organisational change and the resultant need to respond to an internal assurance efficiency review, our 2023 Social Way assurance programme was completed via self-assessment, rather than third-party review as in previous years. We have maintained this approach in 2024 as part of a wider review of internal assurance effectiveness.

The site-level self assessments were supported by a verification exercise led by either the business or the Group social impact team to stress-test the results, locate gaps and support planning for improvement measures.

Grievances and incidents

We define a grievance as a complaint from an external stakeholder relating to the site, its policies, activities, real or perceived impacts, or the behaviour of its employees or contractors. Grievances are an expression of dissatisfaction with the company on the part of stakeholders.

Incidents with social consequences are the unwanted events related to site activities that have an adverse impact on the health and safety, economic welfare, personal and political security, and/or cultural heritage of stakeholders. An incident with social consequences may arise from a site's technical failure, or a failure to anticipate, prevent or mitigate an impact.

Our objective is to avoid incidents, but also to encourage stakeholders to raise their grievances or concerns with us in a free and open manner. Because of this, while we keep a track of the number of grievances received, we do not use this as a performance indicator. An increase in the number of grievances may reflect greater confidence that grievances will be heard and acted upon. As a metric of performance, we prefer to focus on the number of actual incidents with social consequence. We rate the seriousness of incidents according to the consequences experienced by stakeholders, the most significant being Level 5.

In 2024, we reported zero incidents with social consequences (2023: one).

Economic development of local communities

As part of living our Values and achieving our Purpose, we continually work towards making a lasting difference to the lives of the people and communities located in our operating regions.

Sustainable job creation
Our approach and policies
Our operations are often located in remote or rural areas with limited economic activity beyond mining and high levels of unemployment, particularly amongst youth. Joblessness dominates many domestic policy agendas and is a perennial issue in community consultations. It also exerts major financial pressure on many countries in which we operate.

An integral pillar of our Sustainable Mining Plan, Collaborative Regional Development (CRD) is one of our key approaches to support livelihoods at scale across our operating regions. The focus is on acting as a catalyst for change in host regions by developing cross-sector, multi-organisational partnerships with other stakeholders to promote larger-scale, long-term development beyond mining.

As part of our partner-focused CRD approach, we look beyond the immediate area of our operations to identify opportunities to improve livelihoods, independent of our presence. This ensures the benefit to host communities will be felt beyond the life of the mine.

Catalysing regional growth and supporting resilient economies ensures we meet our commitment to build thriving communities. In turn, this strengthens the foundations on which our stakeholder trust is built, enhancing our position as a leading regional development partner.

Governance
A key metric for driving and measuring our progress on livelihoods is the Group's livelihoods target: the ratio of off-site jobs supported vs. on-site jobs. This is included in the chief executive's scorecard that is reviewed each quarter, and is then reviewed and discussed by the Sustainability Committee.

To make sure we continue to progress in this area, our livelihoods target is linked to executive reward. The off-site jobs supported ratio is embedded in our executive remuneration arrangements. Our executive director and senior management LTIP arrangements include targets related to achievement of the ratio.

Equally, to ensure our livelihoods target is accurate and transparent, it is externally assured. The off-site jobs supported ratio is reviewed and audited as part of the year-end reporting process.

Performance
We continue to make progress against our Group targets for livelihoods. By the end of 2024, we had supported 157,199 off-site jobs through socio-economic development programmes since the launch of our SMP in 2018. In 2024, we supported 2.9 off-site jobs for every on-site job (2023: 2.4).



Our Connected Communities initiative enables the network infrastructure that supports connectivity for 11 neighbouring rural towns around our Quellaveco mine in the Moquegua region of Peru.

Connecting the remote communities surrounding Quellaveco

Over the past two decades, for many people around the world, particularly in developed nations, internet access and mobile network connectivity has become ubiquitous, but this is not the universal picture.

Many communities remain digitally disadvantaged, unable to make the most of the opportunities that digital connectivity brings. From communication, education, knowledge sharing and telemedicine, mobile network services and internet connectivity can enrich our lives in so many ways – and as a tool to achieve personal and socio-economic growth, it can empower those individuals and communities that have it at their disposal.

In the remote communities that surround our Quellaveco operation in the Moquegua region of Peru, many residents did not have the luxury of mobile network services and internet access, and the many benefits that this connectivity can provide. This was an issue we sought to address through our Connected Communities initiative.

A positive contribution to our neighbouring communities

As a global business, we believe it is our role to make a positive contribution to society. During the feasibility stage in the development of our Quellaveco mine, Anglo American engaged the local communities to understand their unique needs and challenges. During these engagements, we learned that many of the communities neighbouring the operation lacked mobile network services and internet connectivity, due to the remoteness of their location in relation to major city centres.

The aim of the Connected Communities initiative, emanating from these community engagements, is to enable the network infrastructure which supports connectivity for the rural communities around our Quellaveco operation.

Making digital connectivity a reality

While there were challenges to overcome – including the fact that the local populations are small and spread out, there was no incentive for external service providers to build the required infrastructure, and there was very little technical infrastructure in the area – our team leading the initiative has to date managed to successfully install 10 strategically located 4G mobile signal antennas.

Once installed, the network services company, contracted by Anglo American, takes responsibility for the ongoing operation and maintenance of the antennas on a permanent basis.

The result is that over 5,000 people in 11 towns neighbouring Quellaveco now have access to mobile phone and high-speed internet access. Through our Connected Communities initiative, these remote communities can connect to the world digitally and have the opportunity to benefit from all the possibilities that these connections bring.

Community development – education and health

We recognise that living our Values and achieving our Purpose of re-imagining mining to improve people's lives requires us to be innovative, inclusive and ambitious in our support for host communities.

We are committed to supporting local community education and health owing to its direct impact on both our workforce and their families. By investing in local education and health capacity and preventative healthcare measures, we can help secure a more stable and supportive operational environment and help foster positive relationships with local stakeholders.

Our approach and policies
Community education
Our approach to community engagement and working in partnership with host communities and other stakeholders to deliver education programmes is guided by the Social Way.

As part of the Thriving Communities pillar of our SMP, we aim to drive systemic and long-term gains through our education goals. We believe that education is essential to address the triple evils of poverty, inequality and unemployment because it increases students' abilities to access economic and employment opportunities while preparing them with the skills for the future.

Our education programmes aim to cultivate a broad range of skills in students, including academic, digital and socio-emotional abilities.

To achieve this, we developed programmes focused on strengthening the leadership skills of school leaders and providing guidance and training for teachers. We continue to work on enhancing parental skills, thereby fostering greater family engagement in the education process. In addition, we create various opportunities and promote methodologies that enable schools to connect with their communities, addressing real local challenges. And, on an ongoing basis, we are improving school infrastructure, and introducing better equipment, tailored to the specific needs of each institution.

Community health
Our approach to community health is informed by guidance and investment targeting that are aligned to the World Health Organization's (WHO) whole of society approach to community health.

Community health programmes involve, but extend beyond, our workforce and their dependants to support the wider community, which means that beneficiaries of programmes do not necessarily have a connection to Anglo American, as these initiatives view our communities holistically and strive to achieve equitable access. All stakeholder engagement processes are conducted in line with the Social Way.

Governance
Community education and health
Progress against our community education and health targets are shared with the Sustainability Committee as required.

Performance
Community education
Overall, we are currently not on track to meet the 2025 milestone of schools in host communities to perform within the top 30% of state schools nationally. Through the work done in this area over the past couple of years and as part of reviewing the SMP targets, we are ensuring the programmes we are supporting are meeting host-community and stakeholder expectations and drive positive impact aligned with national education agendas, and are suitable to local context.

We are continuing to focus on programmes which are contributing to improving the education environments of numerous schools, strengthening and constructing infrastructure suitable for better education, and providing the essential ICT to foster a digital culture. While our projects are in various stages of implementation, we have observed a significant increase in students' motivation to learn and become agents of change in their communities. Additionally, we have witnessed greater enthusiasm among teachers who have embraced new methodologies in the classroom and are dedicating their time to training and implementing innovations in schools.

Community health
As part of the Thriving Communities pillar of our SMP, we support the achievement of prioritised SDG 3 targets for health in host communities by 2030. We also have an interim milestone where all our operations should be halfway to closing the gap between the baseline and our 2030 target, by 2025.

In order to achieve this, we have undertaken a robust process of prioritisation of relevant SDG 3 sub-goals focusing on: maternal mortality; neonatal and child mortality; communicable diseases (including HIV and TB); non-communicable diseases; substance abuse; sexual and reproductive health; and, universal health coverage, as appropriate for each host community. Three priorities per community were identified. Progress is being made towards the 2025 milestone, with programmes in place to address identified health priorities by the close of 2025. Our operations in Australia, Canada, South Africa, the UK and Zimbabwe already have fully functional programmes in place.

The economic value we add

By employing people, paying and collecting taxes, spending money with suppliers and undertaking community and social investments, we make a significant positive contribution to both host communities and their regional and national economies. Most of these are in developing countries. Thanks to the multiplier effect, our total economic contribution extends far beyond the direct value we add. And our contribution does not stop there, with payments to providers of capital also providing returns to lenders and shareholders.

In 2024, we distributed $24.3 billion of cash value to our stakeholders as detailed in the charts below:

Cash value distributed to stakeholders[1]

	$ billion	
Employees	4.0	16%
Taxes and royalties	3.9	16%
Suppliers (including capital investment)	13.7	57%
Community social investment	0.1	1%
Providers of capital	2.4	10%
Total	**24.3**	

[1] Computational discrepancies may occur due to rounding.

Social investment

In 2024, our community and social investment (CSI) reached $145 million (2023: $148 million). This represents 3% of underlying earnings before interest and taxes (EBIT), less underlying EBIT of associates and joint ventures.

Global CSI expenditure by type[1]

	$m	
Community development	79	55%
Education and training	28	20%
Health and welfare	14	9%
Water and sanitation	6	4%
Other	8	6%
Institutional capacity development	4	3%
Sports, art, culture and heritage	3	2%
Disaster and emergency relief	0	–%
Environment	1	1%
Total	**145**	

[1] Discrepancies may occur due to rounding.

Global CSI expenditure by region[1]

	$m	
Africa	70	48%
Americas	66	46%
United Kingdom	3	2%
Rest of World	4	3%
Australia	1	1%
Total	**145**	

[1] Discrepancies may occur due to rounding.



$24.3 bn

in cash value distributed to our stakeholders in 2024



For more information read the Tax and Economic Contribution Report on our corporate website **angloamerican.com/investors/annual-reporting**



The Anglo American Foundation is focused on empowering youth to create sustainable and inclusive communities, through catalysing green jobs, strengthening green value chains and building resilience. By working in partnership and taking a participatory approach, the Foundation aims to accelerate progress towards the UN SDGs.

 For more information on the Anglo American Foundation **Visit angloamericangroupfoundation.org**

Human rights

Consistent with our Values, we are committed to respecting human rights across every area of our business. We strive to embed human rights as a foundation of the approaches and standards that we apply throughout our business and value chains.

Our approach and policies

Consistent with our commitments, we have enshrined human rights as one of the Critical Foundations of our SMP. Respect for human rights is stated explicitly in our Code of Conduct and is reflected in our Values. Specific commitments are expressed in our Group Human Rights Policy, which is aligned with the UN Guiding Principles on Business and Human Rights (UNGPs).

Our commitment to human rights is further expressed through our being a signatory to the UN Global Compact, the Voluntary Principles on Security and Human Rights, and the Business Network Commitment on Civic Freedoms and Human Rights Defenders.

Due diligence is a key consideration in Anglo American's approach to human rights. It includes the following four components: assessing potential and actual human rights impacts; integrating and acting on the findings from the assessment to prevent, mitigate or remediate the impacts identified; tracking the effectiveness of the actions taken to address impacts; and communicating with potentially impacted people and externally, as appropriate.

As part of the ongoing process to identify and manage key human rights risks, we are integrating due diligence into existing standards that apply to our salient risks and, increasingly, business activities that cut across several risk areas.

The primary Group standards and policies that support due diligence for salient issues – particularly for those matters where there is heightened risk of causing or contributing to adverse human rights impacts – include the Social Way, SHE Way, Responsible Sourcing Standard for Suppliers, Responsible Commodity Sourcing Policy and the Group Security Policy, as well as several labour-related policies (such as the Inclusion and Diversity and Group Bullying, Harassment and Victimisation policies).

ESG considerations, including human rights, are also routinely incorporated into due diligence for sourcing, origination and business development opportunities.

As part of the divestments under way in our portfolio transformation, we have considered the ESG credentials (health and safety, human rights, social, and environmental) and management experience of prospective buyers. This due diligence has been undertaken alongside the assessment of a potential buyer's financial and technical capabilities as appropriate.

As a signatory to the Voluntary Principles on Security and Human Rights, we ensure that employees and contractors who work in security services receive training. In 2024, 7,366 security personnel and employees participated in training. Our performance in relation to the Voluntary Principles is available in a separate report on the Anglo American website.

Human rights considerations were integrated into the development of our Contractor Performance Management framework, including the specification of minimum labour rights standards.

Governance

A human rights update is presented to the Executive Leadership Team and the Board's Sustainability Committee at least annually, with additional topics presented as the need arises. The Board also approves the Modern Slavery Statement.

Our approach to management of risks to human rights is reviewed through internal Social Way assessments, and as part of third-party assurance reviews taking place at specified sites.

Anglo American's multi-disciplinary Human Rights Working Group was re-established in 2024 following restructuring of the business in 2023. The Human Rights Working Group considers the lessons learned from managing potential human rights impacts from within Anglo American, and external examples and trends, to identify and prioritise areas for improvement. Priorities are discussed with the Board's Sustainability Committee.

Performance

Incidents and grievances can be reported in various ways, including through YourVoice, operational grievance mechanisms and internal reporting processes. Since human rights touches on almost every aspect of human life, a number of incidents relate in some way to human rights. Our focus is therefore on incidents with the most severe actual or potential consequences. Such incidents are generally categorised as Level 4–5 safety, health or social consequences.

In 2024, there were three recordable occupational safety losses of life, which constitutes the most severe human rights impact. There were no incidents with Level 4–5 social or community health consequences.

Adverse impacts on labour rights in the workplace outside of safety and health – such as discrimination, bullying, victimisation and harassment – are reported through YourVoice or human resources processes, but not currently categorised using the same 1–5 severity levels.

Supply chain

Our supply chain continually creates procurement opportunities for businesses of all sizes from host communities, while seeking to respect human rights at every step.

Our network of 13,000+ suppliers and our more than $15 billion in supplier spend in 2024 provide us with the global opportunity and scale to effect societal change through our procurement practices. We believe in mutually beneficial, long-term relationships with suppliers that deliver business value and achieve sustainability ambitions.

Our approach and policies

Responsible sourcing prioritises ethical decision making when selecting and working with suppliers. We require all suppliers to comply with relevant laws and applicable industry regulations. We also expect them to meet Anglo American's policies, site requirements and other supply conditions, including those outlined in our Responsible Sourcing Standard for suppliers.

The standard includes expectations of suppliers with respect to protecting the health and safety of workers, protecting our environment, respecting labour and human rights, contributing to thriving communities, and conducting business fairly and ethically. It clarifies steps that suppliers must take to comply with our business requirements.

In 2024, we updated the standard, adding emphasis on modern slavery, protection of nature and biodiversity, and the role suppliers play in contributing to thriving communities. Requirements for suppliers have been simplified, while highlighting management controls and systems required to embed best practice.

The standard is supplemented by a due-diligence framework including supplier self-assessments and third-party audits, which suppliers participate in/complete as required. In addition, our framework supports the identification of potential risks, including unwanted safety events, industry-specific factors, specific country risks, nature of work/services provided, transaction volume and expenditure profile.

Our Inclusive Procurement Policy serves as a strategic framework to create a more equitable and inclusive supply chain. By focusing on meaningful relationships with host communities and empowering suppliers from marginalised and under-represented sectors of the economy, we are committed to fostering long-term, sustainable prosperity.

Governance

Our supply chain leadership team tracks a number of performance metrics on a monthly basis across inclusive procurement and responsible sourcing. These include procurement spend with host community suppliers, the number of high-risk suppliers where responsible due diligence was conducted, the number of high-risk issues under management, and the number of small and medium-sized suppliers on capacity-development programmes.

In 2024, our operations spent approximately $13.7 billion (2023: $14.7 billion) with suppliers, of which $12.1 billion was with local suppliers (2023: $13.2 billion). Our expenditure with designated suppliers (Black Economic Empowerment in South Africa, Indigenous communities in Canada and Aboriginal Suppliers in Australia) was $3.4 billion (2023: $3.7 billion), representing 25% of total supplier expenditure, including $2.3 billion with host communities in the direct vicinity of our operations (2023: $2.4 billion).

Reputation

Anglo American has a longstanding reputation as a responsible mining company. A strong and positive reputation is a critical enabler to securing and sustaining a licence to operate in any given jurisdiction and across our broad network of stakeholders along the value chain. On an ongoing basis, we recognise the value drivers associated with reputation, ensuring that we deliver on the promises we make to our shareholders, the communities and countries in which we operate, our customers, our employees and society at large.

We believe we can unlock the full potential of the growth opportunities within our portfolio and others that we may secure over time by leveraging our proven delivery capabilities, our longstanding reputation as a responsible mining company and our global relationship networks, in the jurisdictions where our experience and track record are most valuable and most valued.

Our approach in action

In 2024, we continued to build our reputation as a trusted, reliable, and responsible mining company, recognised through a number of accolades throughout the year.

Anglo American was once again recognised in the 2024 Inclusive Top 50 UK Employers for the sixth year in a row and was awarded the Inclusive Culture Initiative Award for our domestic violence policy and awareness



The Wits Anglo American Digital Dome, the largest of its kind in the southern hemisphere, offers a 360° immersive experience and serves as a modern teaching venue.

campaign. For the fourth year running, we were listed as one of The Times Top 50 Employers for Gender Equality in the UK.

We continue to be recognised for the ways in which we live our Values and are guided by our Purpose in the regions where we operate. In Chile we rose eight places in the Corporate Reputation Business Monitor (Merco) Companies 2024 rankings, to 44th in the country overall and third in the mining sector. We were also recognised by Merco

as the leading private mining company in ESG management in Chile and ranked 30th overall for the attraction and loyalty of talent, advancing 22 places on our 2023 standing. In the Merco 2024 rankings in Peru, we placed fifth among mining companies and 71st overall among companies in all sectors.

In Brazil, we achieved the Brazil Mineral Magazine's Company of the Year accolade in the social governance category. We also received a second-place prize in the lean

and agile methods category at the Brazilian Union for Quality (UBQ) meeting, which recognises projects and organisations for improving and innovating in terms of their management, processes, products or services. For the fifth consecutive year, we were named in the Top 100 Open Corps ranking among the companies most engaged in innovation in the country. Minas-Rio, our flagship mine in Brazil also celebrated 10 years of operation in 2024 – with a delegation from Bahrain Steel, one of Anglo American's largest customers – invited to plant a tree during their visit to our mine in Conceição do Mato Dentro in August 2024.

Aligned with our longstanding commitment to our roots in South Africa and our ambitious education goals, we have donated a series of buildings located in our former Johannesburg central business district campus, with the latest in 2024 being our iconic 47 Main Street building to Wits Business School's Centre for Entrepreneurship and New Venture Creation at the University of the Witwatersrand (Wits). Building on our long history with Wits, the Wits Planetarium was also relaunched as the Wits Anglo American Digital Dome – a state-of-the-art, multi-disciplinary digital research and innovation facility – supported through a R55 million (c.$3.25 million) donation from Anglo American.



(Left to right) chair of our management board in South Africa, Nolitha Fakude, our chief executive, Duncan Wanblad, and Vice-Chancellor of the University of the Witwatersrand (Wits), Professor Zeblon Vilakazi, together with head and director of Wits Business School, Professor Maurice Radebe, at the handover ceremony of the 47 Main Street Building.

Iconic 47 Main Street building handed over to Wits Business School

In June 2024, we handed over our 47 Main Street building in Johannesburg, South Africa to create a state-of-the art Centre for Entrepreneurship (CfE) and New Venture Creation, known as 'Wits Crucible' at Wits Business School, the graduate school of business administration of the University of the Witwatersrand (Wits).

In its new life as Wits Crucible, the eight-floor, 15,000 square metre building, part of Anglo American's former campus in Johannesburg's central business district (CBD), will facilitate crucial business education, incubation and acceleration services for youth and entrepreneurs in the Johannesburg inner-city – aligned with our ongoing support for the rejuvenation of the CBD area and our commitment to leaving a positive legacy for future generations.

Empowering future innovators
The 47 Main Street building will house four units designed to bridge the gap between academic learning and real-world entrepreneurial experience for youth, student entrepreneurs and Wits graduates.

These will include a Development Unit to provide aspiring entrepreneurs with the skills to ideate, launch and grow a successful business, and a Venture Screening and Selection Unit which will focus on the feasibility of business ideas with respect to innovation and digital technology integration. The CfE will also boast an Incubation Unit for selected ventures and an Acceleration Unit to offer intensive growth support to top-performing ventures.

Leaving a positive legacy
Nolitha Fakude, who chairs our management board in South Africa, said: "We've always been dedicated towards contributing a positive legacy wherever we are, and so making sure that our much-loved historic campus in the CBD is repurposed to provide a long-lasting contribution to the vibrancy and sustainability of the city was always part of our vision."

"Through our close collaboration with several passionate public and private sector partners, we are contributing toward the rejuvenation of the city. Seeing our buildings find new purpose in the hands of exemplary partners like Wits not only proves the power of partnerships, but also supports South Africa's national imperatives – education and job creation through entrepreneurship – and will set up a whole new generation of young people for success."

As part of our broader commitment to supporting access to tertiary education, in 2023, we handed over the 45 Main Street building in the Johannesburg CBD to the Maharishi Invincibility Institute, to support broader education outcomes for disadvantaged youth, as well as concluding the sale of the 55 Marshall Street building in November 2024 to Olitzki Property Holdings, a well-respected inner-city redeveloper.

Culture

Anglo American's high-performance culture is about achieving excellence while aligning with the company's Purpose and Values. Guided by a strong Leadership Framework, the approach requires leaders to create an environment where colleagues feel empowered and accountable to grow business value for the long term.

We understand that ethical reputation is a critical asset for building trust with our stakeholders. We expect our employees and business partners alike to show integrity, care and respect for colleagues, communities and the environment in which we operate, by acting honestly, fairly, ethically and transparently when conducting our business. These non-negotiable foundations are central to our Values, our Code of Conduct, and Conducting Business with Integrity policy.

Helping our people thrive
We understand that achieving our current and future business objectives depends on recruiting and retaining the best talent across the world – and supporting our people to develop their full potential within Anglo American while living our Values.

Talent management and employee engagement play a vital role in Anglo American's operational, sustainability and safety performance.

Attracting, retaining and developing our talent
Governance
The people & organisation director is accountable for the delivery of our talent work programmes, managed through the talent teams. To manage risks associated with critical talent pipelines, the Executive Leadership Team is updated on talent management and succession on a regular basis, with a particular focus on succession planning and diversity of the talent pool. The Nomination Committee leads the process for Board appointments, and ensures effective succession planning for the Board and senior management. Talent updates with the Board have focused on executive pipeline health and increased exposure to talent through 2024.

Executive appointments and succession plans are reviewed by the Nomination Committee and the Board as appropriate.

Our Global Workforce Advisory Panel
Our Global Workforce Advisory Panel helps the Board to better understand the views of our workforce, in line with the recommendations of the UK Corporate Governance Code. The Panel is currently made up of 12 employees, representing the countries where we have a significant presence. Panel members are nominated using agreed criteria set out in its terms of reference and selected to ensure representatives throughout the organisation are appropriately balanced across the areas of gender, ethnicity, age and seniority. In 2024, the panel met on three occasions – one of which was in person in South Africa – and the panel chair, non-executive director, Marcelo Bastos, shared the key messages from those meetings with the Board and Executive Leadership Team.

Our approach and policies
Our Organisation Model
Our Organisation Model ensures we have the right people in the right roles doing the right work, with clear accountabilities and minimal duplication of work. Along with our Values and our Operating Model, the Organisation Model supports the delivery of positive outcomes through a set of structures, systems and processes. The model creates consistency in how we approach organisational issues, by providing a common language and approach about organisations and management.

To support Organisation Model capability development, we have created enhanced learning materials that are available to all connected employees through our Learn+ platform, complemented by tailored workshops with leaders across the business.

Our performance leadership approach helps us to be the best we can be by creating the conditions for a high-performance culture. We believe that performance is not only a process but it is also tied to how we engage every day, our willingness to deliver outcomes, and to holding each other to account. To further support this approach, we have regular feedback conversations to ensure that employees are clear on what is expected of them and how they are performing.

Our talent strategy
In 2024, we have focused on an 'internals first' philosophy, which prioritises the development, promotion and hiring of internal candidates. This approach leverages the existing talent within our organisation, fostering employee growth and maintaining valuable organisational knowledge. Key initiatives include the implementation of structured internal mobility programmes designed to identify and promote internal candidates, and focused talent development to build readiness in talent pipelines for critical roles. Another priority focus of our talent strategy has been on increasing the diversity of our pipelines and appointments, weaving inclusive practices and a focus on diversity through our talent acquisition and development programmes.

Promoting a learning culture

As we look forward to the future requirements of the business, our integrated learning strategy is focused on promoting a learning culture. The ambition of the strategy is to build capable people who grow and develop each day. Our learning strategy creates three clear areas of focus, namely: protecting the business; delivering excellent execution; and growing future skills.

My Learning, our integrated learning platform, offers a single, user-friendly interface for both assigned and discretionary learning that makes it easy for colleagues to access a wide range of learning content. This complements, and is used alongside, our face-to-face training and learning delivered in the line of work.

Performance

Talent attraction and retention

In 2024, we have offered career workshops and a careers toolkit to support our people with identifying their career goals, developing their career skills and building a career aligned with their aspirations – with the intent of empowering colleagues to drive their careers, in line with our 'internals first' philosophy.

Our employee voluntary turnover rate for the year was 4.3% (2023: 3.5%), within our target of less than 5%. A decrease in external new hires to 12% (2023: 14%) of our permanent employees in 2024, is aligned with our 'internals first' programme, and is consistent with an increase in our internal hiring rate to 81% (2023: 59%).

Learning and development

In 2024, Anglo American invested $78 million in direct training activities (2023: $60 million).

Colleagues accessed 35,298 learning courses through My Learning during 2024, with a focus on non-role-specific skills. Courses taken included specialist technical, use-level technical, interpersonal and leadership skills development. In total, 913,578 learning-course completions, comprising e-learning, virtual classroom and classroom learning, were recorded on the global Learning Management System (LMS). These covered a full range of compliance, technical and non-technical courses, and represent a 50% increase vs 2023. This increase is driven by an improvement in completion rates and consolidation of learning records within the LMS.

Our approach to employee representation

We take a decentralised approach to working with trade unions, works councils and other representative bodies, enabling our businesses to address specific issues and concerns affecting them.

We continue to engage with IndustriALL, the global union federation, on topics such as health, safety and gender-based violence; our Sustainable Mining Plan and the UN SDGs; our Code of Conduct, and policy matters of shared interest.

Tripartite Structures – a partnership between the mining regulator, organised labour and industry councils to jointly address health and safety issues in the workplace –

continues to operate in South Africa and Australia.

Labour relations

Approximately 71% of our permanent workforce was represented by worker organisations and covered by collective bargaining agreements. During 2024, there were no recorded incidents of industrial action at our managed operations.

There were also no reported incidents of under-age or forced labour at our operations during 2024.

Several successful wage agreements were concluded during the year at our businesses and operations, resulting in acceptable salary increases and productivity improvements. Other engagements with unions in South Africa related to consultation on our restructuring process.

An inclusive and diverse environment

We aim to make sure that every employee is valued and has the opportunity to fulfil their potential, regardless of age, gender, ethnicity, religion, disability, sexual orientation, education or national origin.

We continue to build a workplace culture that is fair and supportive of all types of diversity. We also strive to lead on and contribute towards solutions and innovations that tackle inclusion issues within our broader industry by working closely with bodies such as the ICMM and Women in Mining.

Governance

Our inclusion and diversity team sits within our broader culture and organisation effectiveness workstream and helps to set and drive Anglo American's goals and priorities. Across our businesses and functions, we have inclusion and diversity and well-being specialists who are connected to our people & organisation function. Progress on goals and initiative highlights is shared across the organisation and reported to the Board and chief executive on a quarterly basis by the people & organisation director. We review and develop agile reporting mechanisms to allow us to capture progress across the business quickly and in detail.

Our approach and policies

Our inclusion and diversity strategy is supported by a suite of global and local policies that we regularly update and supplement to ensure continued alignment with current best practice, as well as internal and external priorities. Our overarching Inclusion and Diversity Policy is supported by our Enabling Strategy (a framework for addressing disabilities in the workplace); Zero-tolerance Policy on Bullying, Harassment and Victimisation, including sexual harassment; and our Recognising and Responding to Domestic Violence Policy. It is also supplemented by our Family Friendly and Carer Leave Policy and Flexible Working Policy and, in the UK, by our Menopause and Transgender policies. These policies and approaches across inclusion and diversity are helping to build overall well-being of our people and

provide psychologically and physically safe work environments for everyone.

Our policies set out minimum standards that our functions and businesses are expected to follow, in addition to any local legal requirements. We also seek to align our efforts in this area with the UN SDGs, which intersect strongly with much of our inclusion and diversity team's work.

Our zero-tolerance approach

We recognise that as a global business we have a responsibility to not only take a stance against bullying, harassment and victimisation in our workplaces, but to take proactive steps to eliminate them. Our Global Bullying, Harassment and Victimisation Policy sets out our zero-tolerance approach and is supported by our ongoing Stand Up for Everyone internal campaign. As part of this policy, we encourage reporting of incidents through confidential channels and we track levels of reporting across the organisation. Our zero-tolerance approach extends to protect our employees from domestic violence and abuse, and our policy sets out support for survivors and consequences for perpetrators. We provide mandatory Stand Up for Everyone training for our colleagues to ensure they are aware of our zero-tolerance approach, are familiar with our reporting structures, and feel confident to act as inclusion and diversity advocates.

Performance

By the end of 2024, we exceeded our consolidated target of 33% female representation across the business for our

management population[14], reaching 35%. In addition, in regard to female representation on the Executive Leadership Team (ELT) we achieved 25%. Female representation on the ELT, plus those reporting to an ELT member, increased to 34.1%. In addition to ELT representation, we continue to work on other key performance metrics, such as the percentage of women in the overall workforce, which has remained at 26% in 2024 (2023: 26%).

As at 31 December 2024, there were four female directors[15] and six male directors serving on the Board. In 2024, on average, the Group had 30 female senior managers and 58 male senior managers and 14,307 female and 41,147 male employees.

We report on our gender pay gap in UK operations, in line with legislative requirements. At the end of 2024, our UK average (mean) gender pay gap for Anglo American Services (UK) Ltd was 31% and our median pay gap was 24% (2023: 32% mean and 23% median). This was primarily due to the high representation of men in the most senior management roles in our UK head office – an issue mirrored across our sector, and one that we continue to address.

At year end, the proportion of our permanent employees aged under 30 was 10%, 73% were aged between 30 and 50, and the remaining were over 50 years of age.

In South Africa, historically disadvantaged South Africans held 86% of our management positions (2023: 85%).

Building a purpose-led culture

Governance

Anglo American's chief executive is accountable for the Code of Conduct and for overseeing that its related policies are implemented.

At a Group level, the Compliance Committee supports the Audit Committee, and Executive Leadership Team in overseeing the implementation of an annual compliance management programme that supports building and sustaining a culture of compliance with our Conducting Business with Integrity policy requirements.

Regular updates are provided to the Compliance Committee on management plans across the businesses, risk management, mitigation actions, and wider improvement initiatives.

Our approach and policies

Our Code of Conduct

We recognise that our responsibilities and commitments as a business must extend above and beyond legal compliance if we are to build relationships of trust with stakeholders. Our overriding approach to the ethical business conduct that underpins our reputation as a reliable and dependable partner is outlined in our Code of Conduct.

Our Code of Conduct is an example of our Values in action. Serving as a single point of reference for everyone associated with us, it brings together in one place, and in a clear way, the commitments and standards that determine how we conduct business. It explains the basic requirements and

behaviours we all need to live up to every day.

Our Code of Conduct also serves as a guide that directs us to policies, standards and further information sources that can support us, and all those associated with us, to choose to do the right thing.

Business integrity

Our Conducting Business with Integrity policy sets out the standards of ethical business conduct that we require at every level within our business – including our subsidiaries and those joint operations we manage – in combating corrupt behaviour. For non-managed joint operations, we seek to influence the adoption of a framework commensurate with the requirements of our policies, procedures and standards and, at a minimum, to comply with local laws and associated requirements. In line with this approach, our intention is that industry associations of which we are a member follow commensurate principles.

Anglo American is a signatory of the UN Global Compact and is committed to its 10 principles of business, including fighting corruption, extortion and bribery. We use our annual performance in the Business Conduct and Ethics categories of the Dow Jones Sustainability Index, and Sustainalytics, as an opportunity to benchmark best practice and work to continuously improve our internal processes and level of disclosure.

▶ For more information on our Code of Conduct
   Visit angloamerican.com/code-of-conduct

Whistleblowing

Our Whistleblowing policy sets out our approach to reporting issues and concerns confidentially or, if preferred, anonymously. Anglo American does not tolerate any form of retaliation against anyone raising or helping to address a concern. This policy also outlines the availability and use of our YourVoice confidential reporting service, which empowers employees, contractors, suppliers and other stakeholders to raise concerns anonymously about potentially unethical, unlawful or unsafe conduct or practices that conflict with our Values and Code of Conduct. YourVoice is operated by an independent, multilingual, whistleblowing service provider.

Performance

Using YourVoice

During 2024, we received 1,376 reports through the YourVoice channel, a similar number to the 1,403 reports received in 2023. A total of 1,430 allegations were closed during the course of the year, which included intakes from prior years. Of the closed allegations, 22% were substantiated or partially substantiated.

All YourVoice reports are assessed and investigated as appropriate by a dedicated investigation team based across the Group. The team uses a standardised investigation framework. Appropriate actions were taken by management against substantiated allegations, in accordance with our policies, resulting in 186 sanctions against employees and contractors, which include 86 exits from the organisation.

Breakdown of YourVoice reports received (%)[1]



People
(Bullying, harassment, victimisation and other related matters)
36%

Employment, personnel policy and other people-related matters
26%

Legal and regulatory
(including corruption, fraud and criminal activity)
18%

Other
4%

Safety and health
7%

Suppliers and procurement
7%

Information security and data privacy
2%

Social and environment
1%

[1] Computational discrepancies may occur due to rounding.



On 9 June 2024, 104 of our colleagues in South Africa conquered the 85 km Comrades Marathon, the world's largest and oldest ultramarathon race.

During 2024, we implemented a new policy management system, allowing employees to access more easily the standards of conduct they are expected to follow. The tool also supports policy owners in the management and communication of their documents.

We also commenced a review of our suite of Group policies. This aims to simplify and repackage content, with the goal of making it easier for all stakeholders to navigate and grasp Anglo American's key ethical conduct positions and principles.

Engaging and training our people

During the year, we developed and launched a new online training module on our Code of Conduct. The module covered the core elements of the Code of Conduct, including how our Values can be applied in action and how the decision-making tree can be used to navigate difficult situations. By the end of 2024, 16,973 of our colleagues had completed the training.

Capital allocation

Underpinning our strategy, we have a value-focused approach to capital allocation, with clear prioritisation: first to sustaining our operations and maintaining asset integrity (including Reserve Life); secondly to the base dividend to our shareholders, determined on a 40% underlying earnings-based payout ratio.

A strong focus on capital discipline

All remaining capital is then allocated to discretionary capital options in line with strategic priorities, which include organic and inorganic growth options, as well as additional shareholder returns. In all cases, discretionary projects are robustly assessed against financial and non-financial metrics, including their delivery of net-positive benefit to our shareholders and the communities in which we operate, and their ability to improve and upgrade our portfolio in line with the transition to a low-carbon economy and global consumer demand trends.

Capital allocation is prioritised to ensure we maintain balance sheet flexibility, with our near-term objective to ensure the Group's net debt does not exceed 1.5x underlying EBITDA, using bottom of the cycle pricing, without there being a clear plan to recover. Further detail on balance sheet discipline and our credit can be found on page 111.

Capital is allocated in support of the execution of our strategy. Our Sustainable Mining Plan outlines ambitious targets that our projects support to ensure a healthy environment, thriving communities and Anglo American's position as a trusted corporate leader.

▶ For more on our Sustainable Mining Plan
See page 64

Surplus capital is returned to shareholders in the form of either special dividends or through a share buyback programme.

During 2024, we have taken deliberate action to right size our capital expenditure, as part of our broader cost and capital discipline efforts to improve cash generation, while still prioritising the integrity of our operations and investments in high-quality organic growth optionality in the portfolio. Capital expenditure will continue to be refined and optimised as the organisation transforms to focus on its simplified portfolio.

Sustaining capital

We continue to focus on capital discipline and sustaining capital efficiency, while maintaining the operational integrity of all our assets. Sustaining capital comprises stay-in-business, capitalised development and stripping, and life-extension expenditure, less the proceeds from disposals of property, plant and equipment.


1. Cash flow after sustaining capital
2. Commitment to base dividend
3. Discretionary capital options
Balance sheet flexibility
Future project options
Portfolio upgrade
Additional shareholder returns

We expect sustaining capital expenditure of c.$4.3 billion in 2025 as the Group continues to invest in critical infrastructure primarily across our copper and iron ore businesses. The 2025–2027 spend includes our c.$0.4 billion share of the remaining construction of the Collahuasi desalination plant and $0.5–0.8 billion per annum expenditure on life extensions.

Life extensions primarily relate to the ongoing Venetia underground project at De Beers and the underground development of our Mogalakwena PGMs mine.

Commitment to base dividends

Our clear commitment to a sustainable base dividend remains a critical part of the overall capital allocation approach and is demonstrated through our dividend policy of a 40% payout ratio based on underlying earnings.

Our dividend policy provides shareholders with increased cash returns upon improvement in earnings, while retaining balance sheet flexibility during periods of lower earnings.

Shareholder returns

In line with the Group's established dividend policy to pay out 40% of underlying earnings, the Board has proposed a final dividend of 40% of second half underlying earnings, equal to $0.22 per share (2023: $0.41 per share), equivalent to $0.3 billion (2023: $0.5 billion). This would take the shareholder returns in respect to FY 2024 to $0.8 billion, equivalent to $0.64 per share.

Discretionary capital options

Strict value criteria are applied to the assessment of Anglo American's organic growth options, which are strategically focused on copper and premium iron ore, and support our sustainability commitments.

For major greenfield projects, we will sequence their development to manage allocation of capital to growth projects over time and will look to syndicate at the right time, for value.

Woodsmith is a large-scale, long-life, tier one fertiliser project being developed in north east England, with a final design capacity of c.13 Mtpa of polyhalite ore, subject to studies and approval. Polyhalite is a naturally occurring mineral that, via a simple granulation process, is converted to a multi-nutrient product – POLY4 – an organic, comparatively low-carbon, environmentally responsible crop nutrition solution that contains four of the six key nutrients that all plants need for healthy growth. The project will add greater diversity and long-term value-adding growth to the portfolio, in a low-risk jurisdiction.

Following the slowdown decision, a detailed review was conducted to identify the critical value-adding works to be executed during the slowdown period to de-risk the overall project schedule, preserve progress in areas that will be entering care and maintenance, and further optimise certain scopes of the project to be ready for ramp-up when conditions allow. Once the Group's balance sheet is suitably deleveraged and the syndication pathway is clear, the revised

development plan will continue, anticipated from 2027. Capital expenditure in 2024 was $0.8 billion and is expected to be c. $0.3 billion in 2025.

We continue to progress permitting and studies on organic growth opportunities, primarily within our high-quality copper business, that will further enhance our portfolio.

At the independently managed joint operation, Collahuasi, the first step of the growth pathway has been the completion of the fifth ball mill during 2024, expected to add c.15 ktpa (44% share). Investment in additional crushing capacity and flotation cells is expected to add production of c.10 ktpa (44% share) on average from 2026. Additional debottlenecking options to further increase production remain under study and are expected to add c.15 ktpa (44% share) from late 2027. Further expansion opportunities are in early-stage study to increase plant capacity beyond 210 ktpd, delivering up to c.150 ktpa of copper from the early 2030s (44% share).

Allocating capital for a sustainable future

Our capital allocation process underpins the execution of our strategy and our goal to become a leader in sustainable mining – with all of our growth capital expenditure allocated to future-enabling products that are essential for decarbonising the global economy, improving living standards and food security.

Our major investments account for the potential future cost of carbon by embedding forward-looking carbon price

assumptions into their appraisal. The carbon prices we use are developed in conjunction with leading external providers and by monitoring evolving policy frameworks, and are differentiated by geography and time horizon.

The aim is to reflect our best estimate of the level of carbon pricing likely to prevail in the respective jurisdictions over time. We forecast carbon prices to be between $0 and $128 per tonne on a 2024 real basis across regions by 2030. This approach ensures that project returns are evaluated on a realistic basis alongside consideration of a project's impact on carbon abatement and portfolio resilience to the effects of climate change.

Ensuring the continued resilience of our portfolio to the impacts of a changing climate is a key priority in our allocation of capital. These investments, for example, in infrastructure, which relate to managing water where it is expected to become scarcer, or where there is a risk of future disruption due to flooding, are driven by our risk management processes. These investments are subject to the Group's investment evaluation criteria, and to independent technical and financial assurance.

An example of how we tailor our approach to capital allocation for our decarbonisation goals is the sourcing of low-carbon electricity. In jurisdictions where there is a plentiful supply of renewable power, we have negotiated power purchase agreements with suppliers for electricity

generated from solar, wind and hydroelectric sources. Approximately 60% of the electricity supply of the current Anglo American portfolio will be sourced from renewables from 2025, without significant capital expenditure. The transition to these renewable arrangements not only contributes to our emissions reduction targets, but also represents a significant source of economic value given the increasingly competitive and stable cost of renewable energy compared with the volatility of fossil-based energy costs. In those jurisdictions without sufficient renewable electricity capacity, such as South Africa, we have created innovative partnerships, for example with EDF Renewables, and are working with regulators and the Government in order to deliver commercially viable and sustainable solutions for our low-carbon electricity needs.

Where we deploy capital in pursuit of sustainability goals, we seek to do so in a way that, wherever possible, generates economic returns, and we consider syndicating our investment where appropriate.

For example, through our jointly owned renewable energy venture with EDF Renewables, known as Envusa Energy, we have completed the project financing for the first three wind and solar projects in South Africa in February 2024, with construction well under way. These three renewable energy projects, known as the Koruson 2 (K2) cluster and located on the border of the Northern and Eastern Cape provinces of

South Africa, are designed to have a total capacity of 520 MW of wind and solar electricity generation and are currently under construction.

With Envusa Energy continuing to develop a number of further projects, we are securing project financing debt that is consistent with developing high-quality renewable energy projects. This syndicated structure will help manage both risk and total capital deployed to meet the operational electricity requirements of the South African businesses, while enabling a significant reduction in our Scope 2 emissions.

▶ For more on Envusa Energy and K2
   See page 72-73

Group capital expenditure

Capital expenditure was $0.2 billion lower compared to prior year at $5.5 billion (2023: $5.7 billion), mainly driven by lower growth capital.

Sustaining capital expenditure was marginally lower at $4.3 billion (2023: $4.4 billion), primarily due to the Grosvenor underground fire incident, where the operation has been suspended since June 2024.

Growth capital expenditure primarily relates to spend on the Woodsmith project (Crop Nutrients), the first phase of the Collahuasi debottlenecking initiative (Copper Chile) and the Kumba UHDMS project (Iron Ore). Growth capital expenditure was lower at $1.2 billion (2023: $1.3 billion), due to lower spend across other projects and businesses.

Capital expenditure

$ million	2024	2023
Stay-in-business	2,699	2,902
Development and stripping	1,013	920
Life-extension projects	636	598
Proceeds from disposal of property, plant and equipment	(13)	(16)
Sustaining capital	4,335	4,404
Growth projects	1,155	1,330
Total capital expenditure	5,490	5,734

Managing risk effectively

The effective management of risk is integral to good management practice and fundamental to living up to our Purpose and delivering our strategy.

By understanding, prioritising and managing risk, Anglo American safeguards our people, our assets, our values and reputation, and the environment, and identifies opportunities to best serve the long-term interest of all our stakeholders.

As understanding our risks and developing appropriate responses are critical to our future success, we are committed to an effective, robust system of risk identification, and an effective response to such risks to support the achievement of our objectives.

How does risk relate to our strategy?

Risks can arise from events outside of our control or from operational matters. Each of the risks described on the following pages can have an impact on our ability to deliver our strategy.

Viability statement

Context

An understanding of our business model and strategy is key to the assessment of our prospects. Our strategy is to:

– Develop and actively manage a portfolio of high-quality mineral assets, which we operate safely, efficiently and competitively – to reliably serve our customers, deliver sustainably attractive shareholder returns and create wider stakeholder value.

– We prioritise growth and growing markets where our capabilities best match the major trends that shape supply and demand for our products for generations to come. We achieve this by focusing on three clear strategic priorities of operational excellence, portfolio simplification and growth.

– In turn, these priorities are supported by a set of strategic enablers: customers solutions (our marketing business), sustainability and technical competencies, reputation, and culture.

– Built up over many decades of operating businesses and developing major projects in developing and developed markets, our strategic enablers are integral to delivering the full potential of Anglo American's portfolio and other growth opportunities that we will secure over time.

Details of our business model are found on page 8 and more information on our strategy is provided on page 10.

Increasing geopolitical fragmentation and macro-economic uncertainty were the key drivers of price volatility for our product suite, with cyclically low PGMs and diamond prices, and declining iron ore prices, leading to a reduction in our overall basket price of 10%, in 2024. Against that macro background, the Board maintains a cautious appetite for major new projects and investments. Large greenfield projects will be considered for syndication with other investors at the appropriate stage of a project's development, and for value, as a means of reducing our risk profile and capital requirements.

The assessment process and key assumptions

Assessment of the Group's prospects is based upon the Group's strategy, its financial plan and principal risks. During 2024, the focus was on transforming our organisation as well as our portfolio through a number of major structural changes to accelerate delivery against our strategic priorities of operational excellence, portfolio simplification and growth, in order to position

Anglo American as a highly attractive and differentiated investment proposition for the long term, offering strong cash generation to support sustainable shareholder returns and the capabilities and longstanding relationship networks to deliver the company's full value potential.

A financial forecast covering the next three years is prepared based on the context of the strategic plan and is reviewed on a regular basis to reflect changes in circumstances. The financial forecast is based on a number of key assumptions, the most important of which include product prices, exchange rates, estimates of production, production costs and future capital expenditure. In addition, although planned as part of the ordinary course of business, the forecast does not assume the renewal of existing debt or the raising of new debt. A key component of the financial forecast and strategic plan is the Life of Asset Plans created for each operation, providing expected annual production volumes over the anticipated economic life of mine.

The principal risks are those that we believe could prevent the Group from delivering its strategic objectives. A number of these risks are deemed catastrophic to the Group's prospects, including the impacts of a tailings dam failure, fire and slope wall failure risks, and have been considered as part of the Group's viability.

Assessment of viability

The assessment of viability has been made with reference to the Group's current position and expected performance over a three-year period, using budgeted product prices and expected foreign exchange rates. Financial performance and cash flows have then been subjected to stress and sensitivity analysis over the three-year period using a range of severe, but plausible, downside scenarios. Scenarios were selected for stress testing based upon an assessment of the Group's principal risks, and each includes a risk deemed catastrophic to the Group. Risks chosen for modelling were those considered to have the greatest financial impact upon the Group's financial statements, and have been linked to the principal risks below. The scenarios tested include:

– Phased product price reductions of up to 20% from budget prices (Principal Risk 2)

– Operational incidents that have a significant impact on production at key sites in the Group (Principal Risks 1, 6 and 7)

– The impact of a cyber attack upon the Group's key information technology systems (Principal Risks 4, 6 and 7)

– Market and product developments affecting demand for diamonds (Principal Risk 2)

– Potential delays in the planned timing of divestments, demergers and sales of businesses (Principal risk 9)

– The impact of a reduction in water supply in Chile, being a physical risk associated with climate change (Principal Risks 11 and 13)

– Logistics constraints on certain operations in South Africa impacting sales (Principal Risk 6).

The Group's liquidity (defined as cash and undrawn committed facilities) was $15.3 billion, comprising cash and cash equivalents of $8.1 billion (see note 21 to the Consolidated financial statements), and undrawn committed facilities of $7.2 billion (see note 25 to the Consolidated financial statements) as at 31 December 2024. This is sufficient to absorb the financial impact of each of the risks modelled in the stress and sensitivity analysis.

However, if these scenarios were to materialise, the Group also has a range of additional options that enable us to maintain our financial strength and resilience, including accessing lines of credit, reducing capital expenditure, reviewing capital allocation and production profiles and raising debt while maintaining the shareholder returns policy.

Viability statement

The directors confirm they have a reasonable expectation that the Group will continue in operation and meet its liabilities as they fall due for the next three years. This period has been selected as the volatility in commodity markets makes confidence in a longer assessment of prospects highly challenging.

Emerging risks

We define an emerging risk as a risk that may become a principal risk in time but is not expected to materialise in the next five years. Emerging risks that are currently being monitored are:

– Increasing regulatory and stakeholder demands on environmental and human rights. The recognition of the right to a clean, healthy, and sustainable environment is driving new legislative requirements and stakeholder expectations. This emerging risk necessitates significant adaptations in corporate strategy and operations to ensure compliance and mitigate potential legal and reputational impacts.

– Future demand for metals and minerals. Future demand for metals and minerals may deviate (positively or negatively) from assumptions as a result of efforts to reduce global warming. To mitigate the risks associated with the future demand, in 2024 Anglo American outlined a new strategy to simplify the organisation's portfolio, focusing on copper, premium iron ore and crop nutrients. The changes in the portfolio enable Anglo American to focus supply of products that support the energy transition, improved global living standards and food security.

– Ore Reserves depletion. Inability to replace reserve depletion in key business units through exploration, projects or acquisitions could lead to a significant decline in production capacity, adversely affecting revenue streams. Anglo American is continuously investing in exploration and studies of opportunities to maintain future Ore Reserves.

– Environmental impairment liabilities. Long-term liabilities incurred as a result of environmental impairment (e.g. acid mine drainage). Our technical standards are tailored to avoid and remediate, if necessary, environmental liabilities.

– Delivery of Sustainable Mining Plan. Failure to deliver the Sustainable Mining Plan will cause reputational damage, threaten the organisation's "licence to operate", impact future growth, may result in increased costs and negatively impact financial results.

– Mine-closure liabilities. Unexpected mine-closure liabilities that have the potential to increase costs.

The above risks are closely monitored and actively managed to minimise their threat.

Principal risks

We define a principal risk as a risk or combination of risks that would threaten the business model, future performance, solvency or liquidity of Anglo American. In addition to these principal risks, we continue to be exposed to other risks related to currency, inflation, community relations, environment, litigation and regulatory proceedings, changing societal expectations, infrastructure and human resources. These risks are subject to our normal procedures to identify, implement and oversee appropriate mitigation actions, supported by internal audit work to provide assurance over the status of controls or mitigating actions. These principal risks are considered over the next three years as a minimum, but we recognise that many of them will be relevant for a longer period.

▶ For more on principal risks
   See pages 98–103

Catastrophic risks

We also face certain risks that we deem catastrophic risks. These are very high-severity, very low-likelihood events that could result in multiple fatalities or injuries, an unplanned fundamental change to strategy or the way we operate, and have significant financial consequences. We do not consider likelihood when assessing these risks, as the potential impacts mean these risks must be treated as a priority. Catastrophic risks are included as principal risks.

▶ For more on catastrophic risks
   See page 98

Risk appetite

We define risk appetite as the nature and extent of risk Anglo American is willing to accept in relation to the pursuit of its objectives. We look at risk appetite from the context of severity of the consequences should the risk materialise, any relevant internal or external factors influencing the risk, and the status of management actions to mitigate or control the risk. A scale is used to help determine the limit of appetite for each risk, recognising that risk appetite will change over time.

If a risk exceeds appetite, it will threaten the achievement of objectives and may require a change to strategy. Risks that are approaching the limit of the Group's risk appetite may require management actions to be accelerated or enhanced to ensure the risks remain within appetite levels.

For catastrophic and operational risks, our risk appetite for exceptions or deficiencies in the status of our controls that have safety implications is very low. Our internal audit programme evaluates these controls with technical experts at operations and the results of that audit work will determine the risk appetite evaluation, along with the management response to any issues identified.

▶ For more on the risk management and internal control systems and the review of their effectiveness
   See pages 190–191

Summary

Our risk profile evolved in 2024. Macro-economic uncertainty remained as a result of the Russia–Ukraine conflict, global inflation and weak economic growth in key markets. The regulatory environment in which we operate remains impacted by political and societal changes in key countries, which could affect future production and delay the deployment of new technologies to support future production and sustainability objectives. Operationally, reliance on third-party infrastructure and power supply remain ongoing risks, particularly in South Africa. Climate change remains a defining challenge of our time and our unequivocal commitment to being part of the global response presents both opportunities and risks. A number of our principal risks are directly or indirectly related to climate change and our strategies to reduce its impact on our business, and the planet.

Our catastrophic risks are the highest priority risks, given the potential consequences.

Principal risks

1. Catastrophic and natural catastrophe risks

We are exposed to the following risks we deem as potentially catastrophic: tailings dam failure; geotechnical failure; mineshaft failure; and fire and explosion.

Root cause: Any of these risks may result from inadequate design or construction, adverse geological conditions, shortcomings in operational performance, natural events such as seismic activity or flooding, and failure of structures or machinery and equipment.

Impact: Multiple fatalities and injuries, damage to assets, environmental damage, production loss, reputational damage and loss of licence to operate. Financial costs associated with recovery and liability claims may be significant. Regulatory issues may result and community relations may be affected.

Mitigation: Technical standards exist that provide minimum criteria for design and operational performance requirements, the implementation of which is regularly inspected by technical experts. Additional assurance work is conducted to assess the adequacy of controls associated with these risks.

Risk appetite: Operating within the limits of our appetite.

Commentary: These very high impact but very low frequency risks are treated with the highest priority.

Pillars of value:

2. Economic environment

Global macro-economic conditions leading to a significant fall in commodity prices.

Root cause: Factors that could contribute to this risk include a deep and protracted slowdown in economic growth, armed conflict involving major world powers, trade wars between major economies and a disrupted recovery from the Covid-19 pandemic.

Impact: Low product prices can result in lower levels of cash flow, profitability and valuation. Debt costs may rise owing to ratings agency downgrades and the possibility of restricted access to funding. The Group may be unable to complete any divestment programme within the desired timescales or achieve expected values. The capacity to invest in growth projects is constrained during periods of low product prices – which may, in turn, affect future performance.

Mitigation: Maintaining a conservative balance sheet, proactive management of debt and the delivery of cash improvement and operational performance targets are the key mitigation strategies for this risk. Regular updates of economic analysis and product price assumptions are discussed with the Executive Leadership Team and Board.

Risk appetite: Operating within the limits of our appetite.

Commentary: Macro-economic conditions remain uncertain; that may result in price volatility in the products mined, and marketed, by Anglo American.

Pillars of value:

Pillars of value	 Safety and health	 Financial	Cost	 Environment
	 People	Production	Socio-political	

3. Geopolitical

Political decisions, events or conditions in locations where Anglo American operates or transacts could affect our ability to conduct normal business and meet anticipated profit or performance targets.

Root cause: Geopolitical disputes between major economies, and regional and national political tensions. The effectiveness of national governance in countries in which we operate may be compromised by corruption, weak policy framework and ineffective enforcement of the law.

Impact: Global supply chains may be impacted by the threat of, or actual disputes between major economies. Regional and national political tensions may result in social unrest affecting our operations and employees. Uncertainty around business conditions may lead to a lack of confidence in making investment decisions, which could influence financial performance in the future. Increased costs may be incurred through additional regulations or economic contributions to government, while the ability to execute strategic initiatives that reduce costs or divest assets may also be restricted, all of which may reduce profitability and affect future performance. These factors may adversely affect the Group's operations or performance of those operations.

Mitigation: Anglo American has an active engagement strategy with governments, regulators and other stakeholders within the countries in which we operate, or plan to operate, as well as at an international level. We make significant efforts to contribute to public policy objectives such as socio-economic development to demonstrate the broader value of our presence. We assess portfolio capital investments against political risks and avoid or minimise exposure to jurisdictions with unacceptable risk levels. We actively monitor regulatory and political developments at a national level, as well as global themes and international policy trends, on a continuous basis. See page 16 for more detail on how we engage with our key stakeholders.

Risk appetite: Operating within the limits of our appetite.

Commentary: Global economic conditions can have a significant impact on countries whose economies are exposed to mining products, placing greater pressure on governments to find alternative means of raising revenues, and increasing the risk of social and labour unrest.

Pillars of value:

4. Cybersecurity

Loss or harm to our technical infrastructure and the use of technology within the organisation from malicious or unintentional sources.

Root cause: Attacks motivated by fraud, ransomware, and/or access to sensitive data or information.

Impact: Theft or loss of intellectual property, financial losses, increased costs, reputational damage, operational disruption and compromise of safety systems.

Mitigation: We have a dedicated Global Information Management Security team with appropriate specialist third-party support to oversee our network security. We have aligned to the internationally recognised NIST Cybersecurity Framework, as well as ISO 27001 in sensitive areas. Additionally, we employ the IRAM2 risk assessment methodology to large-scale projects and maintain an ongoing cyber awareness programme across the Group.

Risk appetite: Operating within the limits of our appetite.

Commentary: During 2024, our controls responded as planned and no cyber attack attempt resulted in significant impacts for Anglo American.

Pillars of value:

5. Permitting

Failure to comply with permitting and other mining regulations impacting business continuity, limiting portfolio growth, and threatening our licence to operate.

Root cause: Regulations impacting the mining industry are evolving as a result of political developments, changes in societal expectations and the public perception of mining activities. Failure to comply with management processes will threaten the ability to adhere to regulations and permits.

Impact: Delays to projects and disruption to existing operations may impact future production, delays in deploying new technologies that support future growth and sustainability objectives, legal claims and regulatory actions, fines and reputational damage.

Mitigation: All operations must comply with our Minimum Permitting Requirements, which is a management system to ensure necessary permits and other regulatory requirements are identified and embedded in Life of Asset Plans and management routines. Through our Sustainable Mining Plan, we make considerable efforts to meet community aspirations for socio-economic development and carefully manage the environmental impacts of our business to avoid causing harm and nuisance.

Risk appetite: Operating within the limits of our appetite.

Commentary: Annual assessments of compliance with the Anglo American Minimum Permitting Requirements are undertaken, as well as periodic independent audits.

Pillars of value:



Pillars of value
- Safety and health
- Financial
- Cost
- Environment
- People
- Production
- Socio-political

6. Operational performance

Unplanned operational stoppages affecting production and profitability.

Root cause: We are exposed to risks of interruption to power supply and the failure of critical third-party owned and operated infrastructure; e.g. rail networks and ports. Failure to implement and embed our Operating Model, maintain critical plant, machinery and infrastructure, and operate in compliance with Anglo American's Technical Standards, will affect our performance levels. Our operations may also be exposed to natural catastrophes and extreme weather events.

Impact: Inability to achieve production, cash flow or profitability targets. There are potential safety-related risks associated with unplanned operational stoppages, along with a loss of investor confidence.

Mitigation: We maintain ongoing engagement with critical power and infrastructure suppliers and have appropriate business continuity and emergency preparedness plans. Implementation of our Operating Model and compliance with Technical Standards, supported by operational risk management and assurance processes, are key to the mitigation against this risk. Regular tracking and monitoring of progress against the underlying production plans is undertaken.

Risk appetite: Operating within the limits of our appetite.

Commentary: In 2024, some of our operations in South Africa were impacted by power outages, water supply issues and logistics constraints.

Pillars of value:

7. Safety

Failure to eliminate fatalities.

Root cause: Fatalities may result from operational leaders, employees and contractors failing to apply safety rules and poor hazard identification and control, including non-compliance with critical controls.

Impact: A fatal incident is devastating for the bereaved family, friends and colleagues. Over the longer term, failure to provide a safe working environment threatens our licence to operate.

Mitigation: All operations continue to implement safety improvement plans, with a focus on: effective management of critical controls required to manage significant safety risks; learning from high potential incidents and hazards; embedding a safety culture; and leadership engagement and accountability.

Risk appetite: Operating within the limits of our appetite.

Commentary: During 2024, there were three work-related fatalities in our managed operations. Management remains fully committed to the elimination of fatalities.

Pillars of value:

8. Corruption

Bribery or other forms of corruption committed by Anglo American or on its behalf.

Root cause: Anglo American has operations and/or trading activities in and/or with some countries where there is a higher prevalence of corruption.

Impact: Potential civil or criminal investigations, fines and other enforcement action, actions for damages, adverse media attention and reputational damage. A possible negative impact on licensing processes and valuation.

Mitigation: Conducting Business with Integrity Policy covering anti-bribery, fair competition, sanctions and trade controls, anti-money laundering, counter-terrorist financing, anti-tax evasion and anti-fraud, supported by a compliance management programme that includes risk assessments, training and awareness and monitoring.

Risk appetite: Operating within the limits of our appetite.

Commentary: A Group Compliance Committee oversees compliance activities relating to the compliance management programme to ensure its continuing suitability.

Pillars of value:

9. Portfolio and organisational transformation

Failure to deliver the portfolio and organisational transformation announced in May 2024 within timescales communicated to stakeholders.

Root cause: Divestments are subject to various external stakeholders approval. The scale of the organisational transformation is ambitious and requires significant change management.

Impact: Loss of shareholder and other stakeholder confidence and reduced valuation.

Mitigation: Delivery of the transformation is a high priority for senior leadership and the Board. External resources are engaged to support the transformation.

Risk appetite: Operating within the limits of our appetite.

Commentary: Anglo American has implemented a number of major structural changes to accelerate delivery against its strategic priorities of operational excellence, portfolio simplification and growth. In November 2024, we announced an agreement with Peabody Energy to sell our steelmaking coal business in Australia which, together with the sale of our interest in Jellinbah to Zashvin, we expect to generate up to $4.8 billion in aggregate gross cash proceeds. In February 2025 we also agreed the sale of our nickel business in Brazil to MMG for a cash consideration of up to $500 million. Our demerger of Anglo American Platinum is also well on track and expected by mid-2025. The separation of De Beers will follow, with action taken to strengthen cash flow and position De Beers for long-term success and value realisation.

Pillars of value:

10. Community and social relations

Failure to maintain healthy relationships with local communities and society at large.

Root cause: Failure to identify, understand and respond to community and societal needs and expectations.

Impact: A breakdown in trust with local communities and society at large threatens Anglo American's licence to operate, potentially leading to increased costs, future growth being impacted, business interruption and reputational damage.

Mitigation: The Anglo American Social Way is our integrated management system for social performance, adopted and implemented at all managed sites. In addition, the commitments we have made as part of the Thriving Communities pillar of our Sustainable Mining Plan will deliver tangible and valued benefits to host communities.

Risk appetite: Operating within the limits of our appetite.

Commentary: Through the Social Way, we ensure that policies and systems are in place at all Anglo American-managed sites to support effective engagement with communities, avoid or minimise adverse social impacts, and maximise development opportunities. For further information on how we engage with key stakeholders, see pages 16–19. For more information on our Sustainable Mining Plan commitments, see page 64.

Pillars of value:



Pillars of value

Safety and health | Financial | Cost | Environment

People | Production | Socio-political

11. Water

Inability to obtain or sustain the level of water security needed to support operations over the current Life of Asset Plan or future growth options.

Root cause: Poor water resource management or inadequate on-site storage, combined with reduced water supply at some operations as weather patterns change, can affect production. Water is a shared resource with local communities and permits to use water in our operations are at risk if we do not manage the resource in a responsible and sustainable manner.

Impact: Loss of production and inability to achieve cash flow or volume improvement targets. Damage to stakeholder relationships or reputational damage can result from failure to manage this critical resource.

Mitigation: Various projects have been implemented at operations most exposed to this risk, focused on: water efficiency; water security; water treatment; and discharge management; as well as alternative supplies. New technologies are being developed that will reduce water demand.

Risk appetite: Operating within the limits of our appetite.

Commentary: This continues to be a risk to the majority of our operations. For more information on our Sustainable Mining Plan, see page 64.

Pillars of value:

12. Pandemic

Large scale outbreak of infectious disease increasing morbidity and mortality over a wide geographic area.

Root cause: Human population growth, urbanisation, changes in land use, loss of biodiversity, exploitation of the natural environment, viral disease from animals, and increased global travel and integration are all contributory causes of health pandemics.

Impact: As was witnessed during the Covid-19 pandemic, widespread consequences include the physical and mental health and well-being of our people and local communities; economic shocks and disruption; social unrest; an increase in political stresses and tensions; a rise in criminal acts; and the potential for increased resource nationalism.

Mitigation: Anglo American actively monitors global pandemic-potential diseases. In the event of a pandemic, our Group Crisis Management Team is activated at an early stage to direct the Group's response, prioritising the well-being of our people, their families and host communities, and ensuring the continuity of the operations.

Risk appetite: Operating within the limits of our appetite.

Commentary: For more information on how we support the health and well-being of our workforce, see pages 33–35.

Pillars of value:

13. Climate change

Climate change is a defining challenge of our era and our commitment to being part of the global response presents both opportunities and risks.

Root cause: Our Scope 1 and 2 carbon emission reduction targets are partly reliant on new technologies that are at various stages of development, and our Scope 3 reduction ambition is reliant on the adoption of greener technologies in the steelmaking industry. Changing weather patterns and an increase in extreme weather events may impact operational stability and our local communities. Long-term demand for metals and minerals mined and marketed by Anglo American may deviate from assumptions based on climate change abatement initiatives.

Impact: Potential loss of stakeholder confidence, negative impact on reputation, financial performance and valuation.

Mitigation: We have articulated our climate change plans, policies and progress and engage with key stakeholders to ensure they understand them. Our Sustainable Mining Plan includes operation-specific and Group targets for reductions in carbon emissions, power and water usage.

Risk appetite: Operating within the limits of our appetite.

Commentary: For more information on our Sustainable Mining Plan and approach to climate change, see pages 64 and 65–75, and for further information on how we engage with key stakeholders, see pages 16–19.

Pillars of value:

Key performance indicators

Safety and health

Strategic element: operational excellence

Work-related fatal injuries[16] ER

Target: Zero

Number of work-related fatal injuries

2024	3
2023	3
2022	2
2021	2
2020	2

Total recordable injury frequency rate[16] ER

Target: Year-on-year reduction

TRIFR

2024	1.57
2023	1.78
2022	2.19
2021	2.24
2020	2.14

New cases of occupational disease[16]

Target: Year-on-year reduction

NCOD

2024	19
2023	15
2022	5
2021	16
2020	30

Workforce noise exposure[16]

Target: Year-on-year reduction

Employees potentially exposed to noise > 85 dBA

2024	18,357
2023	19,173
2022	23,179
2021	30,832
2020	33,253

Workforce inhalable hazard exposure[16]

Target: Year-on-year reduction

Employees potentially exposed to inhalable hazards over OEL

2024	415
2023	533
2022	317
2021	1,796
2020	1,994

Financial

Strategic element: operational excellence, portfolio simplification



Attributable return on capital employed (ROCE) ER

Group attributable ROCE (%)

2024	12
2023	16
2022	30
2021	43
2020	17

Underlying earnings per share (EPS) ER

Group underlying EPS – $

2024	1.60
2023	2.42
2022	4.97
2021	7.22
2020	2.53

Attributable free cash flow[17] ER

Group attributable free cash flow ($ billion)

2024	0.5
2023	(1.4)
2022	1.6
2021	7.8
2020	1.2

▶ For full description and calculation methodology **see pages 332-333**



ER KPIs with this symbol are linked to executive remuneration; for more information, see the Remuneration report on pages 192-223.

Cost

Strategic element: operational excellence, portfolio simplification

Copper equivalent unit cost 2024 vs 2023: flat in $ terms

Copper – c/lb

2024	151
2023	166
2022	154
2021	120
2020	113

Nickel – c/lb

2024	481
2023	541
2022	513
2021	377
2020	334

PGMs – $/PGM ounce

2024	957
2023	968
2022	937
2021	868
2020	713

De Beers – $/carat

2024	93
2023	71
2022	59
2021	58
2020	57

Kumba – $/tonne (wet basis)

2024	39
2023	41
2022	40
2021	39
2020	31

Iron Ore Brazil – $/tonne (wet basis)

2024	30
2023	33
2022	35
2021	24
2020	21

Steelmaking Coal – $/tonne

2024	124
2023	121
2022	107
2021	105
2020	86

Environment

Strategic element: sustainability and technical competencies



GHG emissions(16) ER

Target: Reduce absolute emissions by 30% by 2030, relative to 2016 baseline

Measured in million tonnes of CO_2 equivalent emissions

2024	11.6
2023	12.5
2022	13.3
2021	14.5
2020	15.4

Energy consumption(16) ER

Target: Improve energy efficiency by 30% by 2030

Measured in million GJ

2024	87
2023	89
2022	83
2021	84
2020	78

Fresh water withdrawals(16) ER

Target: Reduce the absolute withdrawal of fresh water in water scarce areas by 50%, relative to the 2015 baseline

Measured in million ML

2024	35,439
2023	38,040
2022	35,910
2021	36,888
2020	37,247

Level 4-5 environmental incidents(16)

Target: Zero

Number of Level 4-5 environmental incidents

2024	0
2023	0
2022	0
2021	0
2020	0



People

Strategic element: sustainability and technical competencies

Voluntary labour turnover

Target: <5%

Percentage of full-time employees

2024 4.3
2023 3.5
2022 3.6
2021 3.5
2020 2.8

Women in management

Target: 33% by 2023

Women in management (B5 and above) (%)

2024 35
2023 34
2022 32
2021 31
2020 27

Women in workforce

Women as a percentage of total workforce

2024 26
2023 26
2022 24
2021 23
2020 23



Production

Strategic element: operational excellence, portfolio simplification

Production volumes

Copper equivalent production 2024 vs 2023 7% decrease

Copper – thousand tonnes

2024 773
2023 826
2022 664
2021 647
2020 647

Nickel – thousand tonnes

2024 39.4
2023 40.0
2022 39.8
2021 41.7
2020 43.5

PGMs – thousand ounces (5E+Au)

2024 3,553
2023 3,806
2022 4,024
2021 4,299
2020 3,809

De Beers – million carats (100% production)

2024 24.7
2023 31.9
2022 34.6
2021 32.3
2020 25.1

Iron ore (Kumba) – million tonnes (wet basis)

2024 35.7
2023 35.7
2022 37.7
2021 40.9
2020 37.6

Iron ore (Minas-Rio) – million tonnes (wet basis)

2024 25.0
2023 24.2
2022 21.6
2021 22.9
2020 24.1

Steelmaking coal (export coking and PCI) – million tonnes

2024 14.5
2023 16.0
2022 15.0
2021 14.9
2020 16.8



Socio-political*

Strategic element: sustainability and technical competencies

Taxes and royalties borne and taxes collected[3]

Spend in $ billion

2024	3.9
2023	5.1
2022	5.9
2021	7.1
2020	3.8

Jobs supported off site[18] ER

Cumulative number of jobs supported off site

2024	157,199
2023	144,004
2022	114,534
2021	104,860
2020	92,397

Local procurement[4]

Spend in $ billion

2024	12.1
2023	13.2
2022	13.6
2021	10.0
2020	10.0

* Due to the changes under way to the Social Way assurance process in 2024, the metric previously used to track Social Way implementation is no longer used as a performance target for our reporting. Updated metrics will be defined for 2025 onwards to align with updates to the Social Way framework.

Group financial review

Strong cost savings performance across the Group helped broadly maintain the Group's EBITDA margin◊ at 30%, and resulted in a total underlying EBITDA◊ of $8.5 billion for the period despite a 10% reduction in the Group basket price, lower volumes and the impact of inflation. As a consequence, underlying earnings were $1.9 billion (2023: $2.9 billion).

Despite lower earnings, management actions to support the release of $1.8 billion of working capital, as well as two accelerated bookbuild offerings in Anglo American Platinum, partly offset by restructuring costs associated with our organisational change programme, ensured that net debt remained flat in 2024 at $10.6 billion.

In 2024, all of our businesses delivered their full year production guidance.

Production volumes decreased by 7% on a copper equivalent basis, reflecting lower production from our Platinum Group Metals operations due to the transition of Kroondal to a 4E toll arrangement on 1 September 2024, as well as slightly lower own mined volumes. At Copper Chile, Los Bronces production was lower year-on-year from the planned closure of the smaller and more costly Los Bronces processing plant, as well as anticipated lower grade. Collahuasi was impacted by lower copper recovery and grade. Our Manganese operations in Australia were impacted for most of the year due to the tropical cyclone Megan in March. De Beers production was lower, reflecting a

proactive response to a prolonged period of lower demand and higher than normal levels of inventory in the midstream. Difficult strata conditions at Aquila, as well as the suspension of mining at the Grosvenor longwall operation following the underground fire in June 2024, impacted our Steelmaking Coal operations. This was partly offset by strong production at Iron Ore Brazil, as a result of robust plans through the year which helped secure the volume and quality of the ore feed for the plant, in conjunction with good plant stability and higher grades.

Group unit costs were flat on a copper equivalent basis compared to 2023, as effective cost-saving initiatives at Copper Chile, Platinum Group Metals and Kumba, alongside favourable foreign exchange movements, were offset by the impact of lower production and inflationary pressures. Excluding the favourable impact of foreign exchange, unit costs increased by 1%.

Underlying EBITDA◊

Group underlying EBITDA decreased by $1.5 billion to $8.5 billion (2023: $10.0 billion). Financial results were predominantly impacted by lower iron ore, PGM and steelmaking coal prices and challenging diamond market conditions, partially offset by higher copper prices and effective cost-saving initiatives across the Group. Despite the price pressures, the cost reductions ensured stable margins, with only a 1% decrease in the Group's EBITDA margin◊ to 30% (2023: 31%).

Financial performance

	2024	2023
Underlying EBITDA◊ ($ billion)	8.5	10.0
Operating profit ($ billion)	(0.2)	3.9
Underlying earnings◊ ($ billion)	1.9	2.9
Profit/(loss) attributable to equity shareholders of the Company ($ billion)	(3.1)	0.3
Basic underlying earnings per share◊ ($)	1.60	2.42
Basic earnings per share ($)	(2.53)	0.23
Total dividend per share ($)	0.64	0.96
Group attributable ROCE◊	12%	16%

Underlying EBITDA reconciliation 2023–2024
$ billion



Our ongoing focus on cost control and cash generation has positioned us well as we execute our strategy.

A reconciliation of 'Profit before net finance costs and tax', the closest equivalent IFRS measure to underlying EBITDA, is provided within note 2 to the Consolidated financial statements.

Underlying EBITDA◊ by segment

	2024	2023
Copper	**3,805**	3,233
Nickel	**92**	133
PGMs	**1,106**	1,209
De Beers	**(25)**	72
Iron Ore	**2,655**	4,013
Steelmaking Coal	**924**	1,320
Manganese	**116**	231
Crop Nutrients	**(34)**	(60)
Corporate and other	**(179)**	(193)
Total	**8,460**	9,958

Price
Average market prices for the Group's basket of products decreased by 10% compared with 2023, reducing underlying EBITDA by $1.5 billion. This was driven by the weighted average realised price for iron ore, which reduced by 22%, alongside the PGMs basket price, which decreased by 11%, primarily driven by rhodium and palladium which decreased by 30% and 24%, respectively, and the weighted average realised price for steelmaking coal which decreased by 11%. This was partly offset by a 8% increase in the copper weighted average realised price.

Foreign exchange
The Group's average basket foreign exchange rate was broadly in line with 2023, creating no year-on-year impact to underlying EBITDA. The favourable impact of the weaker Chilean peso was offset by the stronger South African rand.

Inflation
The Group's weighted average CPI was 4% in 2024, slightly lower than the 5% in 2023. The impact of CPI inflation on costs reduced underlying EBITDA by $0.5 billion (2023: $0.7 billion).

Net cost and volume
The net impact of cost and volume was a beneficial $0.4 billion increase in underlying EBITDA, driven by $1.0 billion from cost-saving initiatives across the Group, partly offset by $0.6 billion from lower sales volumes.

The sustainable cost-out programmes initiated this year, including putting on care and maintenance the more costly Los Bronces plant to focus on profitable tonnes, cost-saving initiatives at PGMs and Kumba Iron Ore, and Corporate efficiencies, realised a $1.0 billion improvement in cost in the year. These initiatives achieved a run-rate saving of $1.3 billion at the end of the year.

Reconciliation from underlying EBITDA◊ to underlying earnings◊

	2024	2023
Underlying EBITDA◊	**8,460**	9,958
Depreciation and amortisation	**(3,175)**	(2,790)
Net finance costs and income tax expense	**(2,609)**	(3,126)
Non-controlling interests	**(739)**	(1,110)
Underlying earnings◊	**1,937**	2,932

Lower sales volumes impacted EBITDA by $0.6 billion, as a result of volume reductions at Copper Chile and Copper Peru, as well as a proactive production response to the challenging diamond market affecting De Beers, partially offset by higher sales volumes at PGMs from a drawdown of finished goods.

Other
The $0.1 billion favourable movement was driven by the sale proceeds of a non-diamond royalty right at De Beers, the proceeds from a gold and copper royalty, and lower study costs at Copper Chile. This was partially offset by the temporary suspension of the Manganese operations in Australia since March 2024, as a result of the impact of tropical cyclone Megan and the exclusion of earnings from Jellinbah post classification of held-for-sale in November.

Underlying earnings◊
Group underlying earnings decreased to $1.9 billion (2023: $2.9 billion), driven by lower underlying EBITDA, higher depreciation and amortisation and higher net finance costs, partly offset by a decrease in income tax expense and earnings attributable to non-controlling interests.

Depreciation and amortisation
Depreciation and amortisation increased by 14% to $3.2 billion (2023: $2.8 billion), largely due to the depreciation of right-of-use assets in relation to shipping leases, a full year of depreciation at Copper Peru following commercial production in June 2023, and the capitalisation of projects at Copper Chile and PGMs.

Net finance costs and income tax expense
Net finance costs, before special items and remeasurements, were $0.7 billion (2023: $0.6 billion). The increase was principally driven by the impact of higher gross debt more than offsetting a reduction in floating interest rates.

The underlying effective tax rate was higher than the prior period at 41.1% (2023: 38.5%), impacted by the relative levels of profits arising in the Group's operating jurisdictions. The tax charge for the period, before special items and remeasurements, was $1.9 billion (2023: $2.5 billion).

Non-controlling interests

The share of underlying earnings attributable to non-controlling interests was $0.7 billion (2023: $1.1 billion), principally relating to minority shareholdings in Iron Ore, Copper and PGMs. The decrease was driven by lower earnings for the year.

Special items and remeasurement

Special items and remeasurements (after tax and non-controlling interests) are a net charge of $5.0 billion (2023: net charge of $2.6 billion). This principally relates to the impairments of $2.0 billion recognised in De Beers and $1.6 billion recognised in Woodsmith (Crop Nutrients) in June, which was previously disclosed in the half-year financial report. Alongside these, there was a tax special items and remeasurements charge of $0.8 billion which includes deferred tax adjustments arising from the planned Platinum demerger and Brazilian deferred tax remeasurements. We expect total tax and transactions costs for the demerger of Anglo American Platinum to be between $400-500 million.

Full details of the special items and remeasurements recorded are included in note 9 to the Consolidated financial statements.

Net debt$^\lozenge$

$ million	2024	2023
Opening net debt$^\lozenge$ at 1 January	**(10,615)**	(6,918)
Underlying EBITDA$^\lozenge$ from subsidiaries and joint operations	8,084	9,241
Working capital movements	1,787	(1,167)
Other cash flows from operations	(509)	41
Cash flows from operations	**9,362**	8,115
Capital repayments of lease obligations	(412)	(309)
Cash tax paid	(1,574)	(2,001)
Dividends from associates, joint ventures and financial asset investments[1]	166	382
Net interest[2]	(949)	(727)
Dividends paid to non-controlling interests	(549)	(978)
Sustaining capital expenditure	(4,335)	(4,404)
Sustaining attributable free cash flow$^\lozenge$	**1,709**	78
Growth capital expenditure and other[3]	(1,235)	(1,463)
Attributable free cash flow$^\lozenge$	**474**	(1,385)
Dividends to Anglo American plc shareholders	(1,026)	(1,564)
Acquisitions and disposals	177	200
Foreign exchange and fair value movements	(139)	21
Other net debt movements[4]	506	(969)
Total movement in net debt$^\lozenge$	**(8)**	(3,697)
Closing net debt$^\lozenge$ at 31 December	**(10,623)**	(10,615)

[1] Excludes dividends received from Jellinbah subsequent to signing the sales agreement of $149 million now presented within 'other net debt movements'.
[2] Includes cash outflows of $476 million (2023: outflows of $403 million), relating to interest payments on derivatives hedging net debt, which are included in cash flows from derivatives related to financing activities.
[3] Growth capital expenditure and other includes $80 million (2023: $133 million) of expenditure on non-current intangible assets.
[4] Includes the consideration received on the sale of our 11.9% interest in Anglo American Platinum of $935 million as part of the two accelerated bookbuilds; dividends received from Jellinbah of $149 million subsequent to signing the sales agreement, the purchase of shares (including for employee share schemes) of $135 million; other movements in lease liabilities (excluding variable vessel leases) increasing net debt by $169 million; contingent and deferred consideration paid in respect of acquisitions completed in previous years of $68 million; investment in joint ventures of $62 million; and Mitsubishi's share of Quellaveco's capital expenditure of $30 million; 2023 includes the purchase of shares (including for employee share schemes) of $274 million; Mitsubishi's share of Quellaveco capital expenditure of $129 million; other movements in lease liabilities (excluding variable vessel leases) increasing net debt by $120 million; and contingent and deferred consideration paid in respect of acquisitions completed in previous years of $128 million.

Net debt◊

Net debt (including related derivatives) of $10.6 billion remained flat in 2024. Net debt at 31 December 2024 represented gearing (net debt to total capital) of 27% (31 December 2023: 25%). The net debt to EBITDA ratio increased to 1.3x (31 December 2023: 1.1x), primarily as a result of lower underlying EBITDA , but remains within our target range of <1.5x at the bottom of the cycle.

Cash flow from operations and Cash conversion◊

Cash flows from operations increased to $9.4 billion (2023: $8.1 billion), reflecting the benefit of a working capital inflow of $1.8 billion (2023: build of $1.2 billion). A receivables inflow of $1.0 billion was led by lower Copper sales volumes (primarily due to planned lower production at Copper Chile) and the impact of lower iron ore prices, more than offsetting the higher copper price. An inventory inflow of $0.8 billion was driven by a drawdown of work-in-progress stockpiles at PGMs to support sales, a revaluation of finished goods at Kumba and a slight reduction in diamond inventory.

These factors contributed to the Group's cash conversion increasing to 97% (2023: 54%).

Capital expenditure

Capital expenditure was $0.2 billion lower compared to prior year at $5.5 billion (2023: $5.7 billion), mainly driven by lower growth capital.

Sustaining capital expenditure was marginally lower at $4.3 billion (2023: $4.4 billion), primarily due to the Grosvenor underground fire incident, where the operation has been suspended since June 2024.

Growth capital expenditure primarily relates to spend on the Woodsmith project (Crop Nutrients), the first phase of the Collahuasi debottlenecking initiative (Copper Chile) and the Kumba UHDMS project (Iron Ore). Growth capital expenditure was lower at $1.2 billion (2023: $1.3 billion), due to lower spend across other projects and businesses.

Attributable free cash flow◊

The Group's attributable free cash flow increased to an inflow of $0.5 billion (2023: outflow of $1.4 billion), mainly due to an increase in cash flows from operations to $9.4 billion (2023: $8.1 billion), a decrease in tax payments to $1.6 billion (2023: $2.0 billion), a reduction in distributions paid to non-controlling interests to $0.5 billion (2023: $1.0 billion) and a decrease in capital expenditure to $5.5 billion (2023: $5.7 billion). This was partly offset by an increase in net interest paid to $0.9 billion (2023: $0.7 billion).

Other movements in net debt

In addition to the movements in attributable free cash flow, the total movement in net debt was impacted by dividends to Anglo American plc shareholders, acquisitions and disposals, foreign exchange and fair value movements and other net debt movements. The dividend paid to Anglo American plc shareholders reduced to $1.0 billion (2023: $1.6 billion), driven by a reduction in underlying earnings.

Cash inflow on disposals of $0.2 billion principally relate to the sale of a non-diamond royalty right within De Beers (2023: $0.2 billion representing receipt of deferred consideration at Anglo American Platinum). Favourable movements in other net debt movements led to an inflow of $0.5 billion (2023: $1.0 billion outflow) which was driven by the receipt of consideration totalling $1.0 billion, primarily from the sell down of our interest in Anglo American Platinum, following the two accelerated bookbuild offerings that totalled 11.9% of the shares in Anglo American Platinum in the second half of the year.

Shareholder returns

In line with the Group's established dividend policy to pay out 40% of underlying earnings, the Board has proposed a final dividend of 40% of second half underlying earnings, equal to $0.22 per share (2023: $0.41 per share), equivalent to $0.3 billion (2023: $0.5 billion). This would take the shareholder returns in respect to FY 2024 to $0.8 billion, equivalent to $0.64 per share.

Balance sheet

Net assets decreased by $3.1 billion to $28.5 billion (2023: $31.6 billion), reflecting dividend payments to Company shareholders and non-controlling interests, as well as the loss in the period, which was primarily impacted by the impairments at De Beers and Crop Nutrients (impairment taken at the half year).

Attributable ROCE◊

Attributable ROCE decreased to 12% (2023: 16%). Attributable underlying EBIT decreased to $3.8 billion (2023: $5.4 billion), reflecting the impact of lower underlying EBITDA and higher depreciation and amortisation. Average attributable capital employed decreased to $31.7 billion (2023: $33.2 billion), primarily due to the impact from the impairments recognised at De Beers and Crop Nutrients (impairment taken at the half year).

Liquidity and funding

Group liquidity was $15.3 billion (2023: $13.2 billion), comprising $8.1 billion of cash and cash equivalents (2023: $6.1 billion) and $7.2 billion of undrawn committed facilities (2023: $7.2 billion).

During the year, the Group issued $2.9 billion of bond debt. In March 2024, the Group issued €500 million 3.75% Senior Notes due June 2029 and €750 million 4.125% Senior Notes due March 2032, and in April 2024, $1.0 billion 5.75% Senior Notes due April 2034 and $500 million 6% Senior Notes due April 2054.

Consequently, the weighted average maturity on the Group's bonds increased to 7.6 years (2023: 7.4 years).

Copper

From our three mining operations in Chile and our Quellaveco mine in Peru, we are one of the world's largest producers of copper, essential to modern living and the future of clean energy and transport. Our products include copper concentrate, copper cathode and associated by-products such as molybdenum and silver.

Management team



Ruben Fernandes
Regional Director, Americas



Patricio Hidalgo
CEO, Anglo American, Chile



Adolfo Heeren
CEO, Anglo American, Peru



Tony Power
CEO, Anglo American, Peru*

*from 1 January 2025

Quellaveco

Collahuasi

El Soldado   Los Bronces
Chagres

Sakatti

Finland

Chile and Peru

Key

■ Copper operations

□ Early-stage project

■ Smelter

2024 summary: Copper Chile

0	1.08	$2,049 m	44%	466 kt
Fatalities	TRIFR	Underlying EBITDA	EBITDA margin	Production volume

Our business

In Chile, we have interests in two major copper operations: a 50.1% interest in Los Bronces mine, which we manage and operate, and a 44% share in the independently managed Collahuasi mine; we also manage and operate the El Soldado mine and the Chagres smelter (50.1% interest in both).

Safety

Copper Chile recorded zero fatalities in 2024 (2023: 2) and a 5% reduction in TRIFR of 1.08 (2023: 1.14).

In 2024, standardisation and digitalisation were at the centre of Copper Chile's safety and risk management strategy. Throughout the year, the business standardised tools for capturing field data, helping to improve analysis and decision making, including the centralised capture of information coming from numerous site-based safety and risk activities within an app known as SafeTrack. The activities captured included risk-control programmes, Visible Felt Leadership interactions, critical-control inspections, technical standard assessments, planned task observation, contractor safety and other risk activities.

Copper Chile has remained focused on the reporting of hazards and high-potential hazards, particularly behaviour-related hazard reports.

The business has also been working on fully implementing its integrated safety plan for all Chilean operations. In 2024, the following initiatives were developed and completed, in terms of diagnostic and immediate actions:

– Technical standard self-assessments as part of the launch of Anglo American's new standards. All self-assessments scheduled for the year were completed, business and site champions were appointed and routines between them established

– Review of all risk baselines and priority unwanted events

– A task force was put in place to address fire, electrical, structural integrity, pipeline integrity and emergency response risks.

Environmental performance

Energy use decreased by 9% during 2024; to 11.4 million GJ (2023: 12.6 million GJ). This was primarily due to a reduction in electricity consumption, driven by the shutdown of the Los Bronces processing plant in August 2024, which maintains minimal consumption for maintenance purposes. Diesel consumption was also lower in the year, due to operational changes in the mine's transportation and movement profile. As a result, Scope 1 GHG emissions decreased marginally to 0.4 Mt CO_2e (2023: 0.4 Mt CO_2e).

Copper Chile no longer reports Scope 2 GHG emissions, as all Chilean copper operations have been fully supplied by renewable energy sources since 2021. This has resulted in an overall reduction of approximately 60% in GHG emissions over the period.

In line with Anglo American's Sustainable Mining Plan goals, Copper Chile is focused on reducing fresh water withdrawals and improving water efficiency. Our efforts in this regard aim to support fresh water availability for local communities, as well as increase the volume of water re-used and recycled, reducing overall fresh water demand.

In 2024, Copper Chile withdrew 10.1 million m^3 of fresh water, representing a 53% reduction compared to the 2015 baseline. In terms of water efficiency, we increased re-use and recycling to 91% at our mining operations.

Financial performance

Underlying EBITDA increased by 41% to $2,049 million (2023: $1,452 million), driven by higher copper prices, the benefit of a significant reduction in costs and the weaker Chilean peso. C1 unit costs decreased by 10% to 181 c/lb (2023: 200 c/lb), reflecting effective cost control and the proactive decision to take the more costly Los Bronces processing plant offline, as well as the benefit of a weaker Chilean peso, despite an 8% decrease in production.

Capital expenditure decreased by 8% to $1,161 million (2023: $1,268 million), driven by a weaker Chilean peso and capital expenditure optimisations at Los Bronces, partially offset by expected higher expenditure at Collahuasi on the desalination plant project.

2024 results – Copper Chile

	2024	2023
Production volume (kt)[1]	**466**	507
Sales volume (kt)[2]	**463**	505
Unit cost (c/lb)[3]	**181**	200
Group revenue – $m[4]	**4,668**	4,615
Underlying EBITDA – $m	**2,049**	1,452
EBITDA margin	**44%**	31%
Underlying EBIT – $m	**1,398**	893
Capex – $m	**1,161**	1,268
Attributable ROCE	**28%**	22%
Fatalities	**0**	2
TRIFR	**1.08**	1.14
Energy consumption – million GJ	**11.4**	12.6
GHG emissions – Mt CO_2 equivalent	**0.4**	0.4
Total water withdrawals – million m^3	**29.3**	32.6
Employee numbers	**3,900**	4,000

[1] Shown on a contained metal basis. Reflects copper production from the Copper operations in Chile only (excludes copper production from the Platinum Group Metals business).
[2] Shown on a contained metal basis. Excludes 422 kt third-party sales (2023: 444 kt).
[3] C1 unit cost includes by-product credits.
[4] Group revenue is shown after deduction of treatment and refining charges (TC/RCs).

Markets

	2024	2023
Average market price (c/lb)	**415**	385
Average realised price (Copper Chile – c/lb)	**416**	384

The differences between the market price and the realised prices are largely a function of provisional pricing adjustments and the timing of sales across the year. At Copper Chile, 64,200 tonnes of copper were provisionally priced at 395 c/lb at 31 December 2024 (31 December 2023: 114,500 tonnes provisionally priced at 386 c/lb).

Copper prices were volatile during 2024, reaching record nominal highs in May following acute physical market tightness in the COMEX copper contract, but prices were also under pressure for long periods owing to weak Chinese physical demand conditions. Copper averaged 415 c/lb, up 8% compared to the prior period (2023: 385 c/lb), driven by the rally seen in Q2, partially offset by the weak prevailing demand conditions in China and Europe. Chinese stimulus announcements towards the end of the year have helped shore up demand, although the effect of a stronger US dollar has depressed dollar-denominated commodity prices, with the copper price ending 2024 only 3% higher than where it ended 2023. Copper prices are expected to remain well-supported by the growing electrification and energy transition infrastructure investment.

Operational performance

Copper production of 466,400 tonnes decreased by 8% (2023: 507,200 tonnes), due to the planned closure of the smaller of the two Los Bronces processing plants and anticipated lower grade, as well as lower copper recovery and grade at Collahuasi.

At Los Bronces, production decreased by 20% to 172,400 tonnes (2023: 215,500 tonnes), due to planned closure of the older, smaller and more costly Los Bronces processing plant, which has been on care and maintenance since July 2024, coupled with anticipated lower ore grade (0.47% vs 0.51%) and impacts on throughput due to ore hardness. As previously disclosed, the unfavourable ore characteristics in the current mining area will continue to impact operations until the next phase of the mine, where the grades are expected to be higher and ore softer. Development work for this phase is now under way and it is expected to benefit production from early 2027 (refer to 'Operational outlook' below for further details).

At Collahuasi, Anglo American's attributable share of copper production decreased by 3% to 245,800 tonnes (2023: 252,200 tonnes), due to lower copper recovery and lower ore grade (1.15% vs 1.17%), partially offset by higher throughput driven by the fifth ball mill that started up in Q4 2023. As the mine transitions between different phases, the processing of lower grade stockpiles is expected to continue into 2025.

Production at El Soldado increased by 22% to 48,200 tonnes (2023: 39,500 tonnes) due to planned higher grade (0.94% vs 0.72%).

During 2024, the central zone of Chile, where Los Bronces and El Soldado are located, experienced record levels of rain and snow with the wettest June and also the most snowfall in over 20 years. While both operations were impacted, there was limited disruption as a result of various pre-emptive initiatives, despite the extent of snowfall.

Operational outlook

Los Bronces
Los Bronces is currently mining a single phase with expected lower grades. As previously disclosed, stripping of additional mining phases is progressing according to plan, aiming to mitigate previous delays in mine development, permitting and operational challenges.

Los Bronces is a world-class copper deposit, accounting for more than 2% of the world's known copper resources. While the operation effectively works through the challenges in the mine, and until the economics improve, the older, smaller (c.40% of total plant capacity) and more costly Los Bronces processing plant will remain on care and maintenance.

Development work for the next higher-grade, softer-ore phase of the mine, Donoso 2, is under way and is expected to benefit production from early 2027. The first phase of the Los Bronces integrated water security project is also ongoing, which will secure a large portion of the mine's water needs through a desalinated water supply from 2026.

Pre-feasibility studies to advance the permitted Los Bronces open pit expansion and underground development are progressing and are expected to be finalised in the second half of 2025.

Collahuasi
Collahuasi is a world-class orebody with significant growth potential. Near term grades are expected to be c.1.05% TCu, with the exception of 2025 where the grade temporarily declines to c.0.95% TCu for the year, due to the processing of lower grade stockpiles as the mine transitions between different phases. Various debottlenecking options are being studied that are expected to add c.25,000 tonnes per annum (tpa) (our 44% share) from late 2027. Beyond that, studies and permitting are under way for a fourth processing line in the plant and mine expansion that would add up to c.150,000 tpa (our 44% share). Timing of that expansion is subject to the permitting process; depending on permit approval, first production could follow from the early 2030s.

A desalination plant is currently under construction that will meet a large portion of the mine's water requirements when

complete in 2026 and has been designed to accommodate capital-efficient expansion to support the fourth processing line expansion project. Until then, the operation continues to progress mitigation measures to optimise and reduce water consumption, secure third-party sources and materialise an option to provide ultrafiltered sea water to the operation during the second half of 2025.

El Soldado
Production in 2025 is expected to return to 2023 production levels (c.40,000 tpa) due to planned lower grades, before declining to 30,000–35,000 tpa until end of mine life which is expected by mid-2028. Options to extend the life of the mine beyond 2028 are being evaluated.

Copper Chile
Production guidance for Chile for 2025 is 380,000–410,000 tonnes, impacted by declining grades at most operations in Chile and the full year impact from the one Los Bronces processing plant which was put on care and maintenance at the end of July 2024. Production is subject to water availability, and is expected to be weighted to the second half of 2025 given the impact from lower grades in the first half, particularly in Q1 at Collahuasi. 2025 unit cost guidance is c.185 c/lb[19], higher than the 2024 unit cost of 181 c/lb, reflecting the impact of lower production, partially offset by the benefit from the weaker Chilean peso guidance spot FX rate and further cost reductions.

2024 summary: Copper Peru

0	0.96	$1,756 m	60%	306 kt
Fatalities	TRIFR	Underlying EBITDA	EBITDA margin	Production volume

Our business

In Peru, we have a 60% interest in the Quellaveco mine. As one of the largest operations to be developed across the mining industry in many years, it has ramped up fully and is expected to produce 300,000 tonnes of copper equivalent per year on average over the first 10 years of production, with a 33-year Reserve Life.

Safety

In 2024, Quellaveco reaffirmed its commitment to safety, achieving zero fatalities and a 35% reduction in TRIFR to 0.96 (2023: 1.47). This achievement reflects a sustained commitment to key initiatives, such as significantly increasing quality leadership time in the field through Visible Felt Leadership and Safe Leadership practices, with a particular focus on direct engagement with key contractors' workforces.

Awareness campaigns and targeted actions also played a crucial role, addressing critical topics such as hand and finger safety, fatigue management in the workplace, and the right to say no to unsafe work. Strategic safety stops were also conducted across operations to analyse incidents, identify critical risks and reinforce the necessary actions to ensure an increasingly safer workplace. Furthermore, a dedicated Rockfall Management Task Force was deployed, focused on mapping high-risk zones, as well as defining and implementing specific preventive measures.

Quellaveco recorded a 530% increase in high-potential hazard reporting in 2024, as a result of an enhanced focus on preventive management. This included analysis of recorded high-potential incidents in order to identify the key factors which would lead to a reduction and prevent recurrence. The importance of executing Planned Task Observations was similarly reinforced. Among technological innovations, the use of Advanced Driver Assistance Systems was consolidated, contributing to the reduction of unsafe behaviours such as mobile phone use and speeding while operating vehicles, supported by real-time alert systems.

To further strengthen its safety culture, Quellaveco also promoted the creation of new discussion forums, such as the Fatigue Committee and the Innovation Committee. These spaces enabled employees, particularly contractor leadership, to actively participate in analysing and identifying innovative and effective solutions to enhance safety across operations.

Environmental performance

In 2024, energy consumption increased to 7.6 million GJ (2023: 6.3 million GJ). GHG emissions also increased marginally in 2024, totalling 0.2 Mt CO_2e (2023: 0.2 Mt CO_2e) due to increased haulage truck usage.

At Quellaveco, the commitment to minimise environmental impact is underscored by the use of 100% renewable energy, with total energy demand met through wind turbines operated by Engie.

Quellaveco has made significant progress with its net-positive impact on biodiversity initiative by developing compensation projects, including collaborative efforts with Peruvian government entities. These projects focus on priority flora and fauna species identified during the pre-feasibility phase, and align with Anglo American's Sustainable Mining Plan goals. This initiative was recognised and awarded by the Wildlife Habitat Council (WHC) in the Forestation category at the WHC Conservation Conference 2024 for the Quellaveco Leaves a Green Footprint project, a globally recognised initiative that is making a significant contribution to environmental conservation and sustainable development.

More accurate data on operational water consumption has been collected during the year, improving the baseline now that operations have stabilised following achievement of planned production capacity.

Financial performance

Underlying EBITDA was flat at $1,756 million (2023: $1,781 million), reflecting higher copper prices offset by lower sales volumes. C1 unit costs decreased by 5% to 105 c/lb (2023: 111 c/lb), reflecting the benefit from an increase in by-product credits from higher molybdenum production and the benefit from marketing activities on molybdenum sales and access to the treatment and refinement charges spot market.

Capital expenditure increased by 5% to $437 million (2023: $416 million), due to higher sustaining capital in the current period as the asset commenced commercial production in June 2023. This was partly offset by decreased growth capital following project completion.

Markets

	2024	2023
Average market price (c/lb)	415	385
Average realised price (Copper Peru – c/lb)	415	384

At Copper Peru, 69,072 tonnes of copper were provisionally priced at 415 c/lb at 31 December 2024 (31 December 2023: 39,000 tonnes provisionally priced at 385 c/lb).

2024 results – Copper Peru

	2024	2023
Production volume (kt)[1]	306	319
Sales volume (kt)[2]	306	339
Unit cost (c/lb)[3]	105	111
Group revenue – $m[4]	2,904	2,745
Underlying EBITDA – $m	1,756	1,781
EBITDA margin	60%	65%
Underlying EBIT – $m	1,406	1,558
Capex – $m[5]	437	416
Attributable ROCE	19%	19%
Fatalities	0	0
TRIFR	0.96	1.47
Energy consumption – million GJ	7.6	6.3
GHG emissions – Mt CO_2 equivalent	0.2	0.2
Total water withdrawals – million m^3	22.3	20.0
Employee numbers	1,200	1,000

[1] Shown on a contained metal basis. Reflects copper production from the Copper operations in Peru only (excludes copper production from the Platinum Group Metals business).
[2] Shown on a contained metal basis. Excludes 422 kt third-party sales (2023: 444 kt).
[3] C1 unit cost includes by-product credits.
[4] Group revenue is shown after deduction of treatment and refining charges (TC/RCs).
[5] Figures on a 100% basis (Group's share: 60%).

Operational performance

Quellaveco production decreased by 4% to 306,300 tonnes (2023: 319,000 tonnes), owing to anticipated lower grades (0.76% vs 0.96%) as the mine moves through a lower-grade area which impacted recoveries (81% vs 83%, inclusive of the coarse particle recovery plant), partially offset by record plant throughput in the year due to increased plant stability and the benefit from the higher allowance on the plant throughput permit.

Operational outlook

Quellaveco in Peru is our newest copper mine in our portfolio of world-class copper assets, designed to produce on average c.300,000 tonnes of copper per annum.

In the latter part of 2023, a revised mine plan was put into place due to a localised geotechnical fault. The stripping and pit development work is progressing well, with other lower grade phases being mined and opened up to increase the flexibility in the pit. After five years of operating, maintenance will be carried out on the concentrator plant, including the mills and conveyors; this is expected to occur in 2027 and 2028, modestly impacting production in those years.

There is significant expansion potential that could sustain production beyond the initial high-grade area. Currently, the plant throughput is permitted to a level of 127,500 tonnes per day (tpd) and a change in legislation in the middle of 2024 has increased the permit allowance from 5% to 10%, enabling throughput to increase from 133,800 tpd to c.140,000 tpd. In light of this, studies are under way for an incremental expansion to c.140,000 tpd, potentially by late 2026. A subsequent increase to c.150,000 tpd is in the pre-feasibility study stage, and subject to further permitting, that could benefit production volumes from late 2027. Beyond that, different expansion alternatives are under study, including a possible third ball mill. There is also interesting regional potential that our Discovery team is progressing – including the adjacent Jilata area, c.10 km away.

Production guidance for Peru for 2025 is 310,000–340,000 tonnes. 2025 unit cost guidance is c.110 c/lb[19], higher than the 2024 unit cost of 105 c/lb, reflecting the impact of lower Molybdenum production and by-product credits, despite the expected higher copper production.

Iron Ore

Anglo American's iron ore operations produce premium-grade iron ore products which help our steel customers reduce emissions and meet ever-tighter emissions standards. In South Africa, we own 69.7% of Kumba Iron Ore. In Brazil, we own 85% of the integrated Minas-Rio operation[9].

Management team



Ruben Fernandes
Regional Director, Americas



Themba Mkhwanazi
Regional Director, Africa and Australia



Ana Sanches
CEO, Anglo American, Brazil



Mpumi Zikalala
CEO, Kumba Iron Ore

Minas-Rio

Ferroport Açu port
(50% ownership)

Kolomela — Sishen

Brazil

South Africa

Key

🟧 Iron Ore operations

⬜ Smelter

2024 summary: Kumba Iron Ore

0	0.76	$1,581 m	42%	35.7 Mt
Fatalities	TRIFR	Underlying EBITDA	EBITDA margin	Production volume

Our business

Kumba operates two open-pit mines – Sishen and Kolomela – both located in the Northern Cape of South Africa, producing premium grade (63–65% average Fe content) and high-quality lump ore and a fine ore. Around 66% of Kumba's production is lump, which commands a premium price, owing to its excellent physical strength and high iron content, as well as its suitability for lower carbon, direct reduction steelmaking. Kumba is serviced by an 861 km rail line to the Atlantic coast at Saldanha Bay, managed by Transnet, the third-party rail and port operator.

Our Marketing teams work closely with our customers to match our products with their needs – before shipment from Saldanha Bay to China, Japan, Europe, the Gulf and the Americas.

Safety

Kumba recorded zero fatal incidents in the year (2023: 1), with the TRIFR improving by 22% to 0.76 (2023: 0.98).

Kumba has continued to implement a number of safety interventions in the year, including a 'Stop for Safety' day at Sishen and Kolomela, with assigned work teams participating in a day of safety engagements, reviewing priority unwanted events and associated critical control requirements. A daily 'safety rhythm and routines' practice was also launched, setting up the minimum mandatory behaviours and actions required by all employees to ensure a safe working practice and way of work. The engagements have been successful, with significant learnings shared across Kumba.

Environmental performance

In 2024, Kumba's GHG emissions were 13% lower at 0.84 Mt CO_2e than the prior year (2023: 0.97 Mt CO_2e), with energy consumption decreasing by 20% to 7.08 million GJ from (2023: 8.9 million GJ). This reduction is in line with the 2024 business plan which resulted in parking of mining equipment due to reduced waste mining, optimised deposition plan at Sishen resulting in shorter hauling distance, the mothballing of the Kolomela DMS plant and reduced production at Kolomela.

Production activities overwhelmingly account for both total and fresh water withdrawals. In 2025, a slight decrease in production is expected; we anticipate this will have a bearing on water-withdrawal quantities, which will also be influenced, albeit to a lesser extent, by climate change considerations, as well as the planned construction to raise the height of the tailings storage facility. Looking at 2025 as a whole, we envisage there will be increased focus on how Kumba applies its hierarchy of water use, which is aimed at minimising the offtake of fresh water, while maximising the re-use of affected water.

Financial performance

Underlying EBITDA decreased by 35% to $1,581 million (2023: $2,415 million), driven by a lower realised price and lower sales volumes. Unit costs were down 5% at $39/tonne (2023: $41/tonne), as a result of the benefit of the mine and cost optimisation work ($0.2 billion), partly offset by cost pressures.

Capital expenditure was broadly flat at $527 million (2023: $538 million), due to lower stay-in-business spend in line with the mine reconfiguration and optimisation, as well as lower life-extension spend, offset by higher deferred stripping capitalisation.

Within special items and remeasurements, an impairment reversal of $217 million (before tax and non-controlling interest) was recognised at Kolomela following revisions to the medium-term production profile in the latest Life of Asset Plan.

2024 results – Kumba Iron Ore[1]

	2024	2023
Production volume (Mt)[2]	35.7	35.7
Sales volume (Mt)[2]	36.2	37.2
Unit cost ($/t)[3]	39	41
Group revenue – $m	3,796	4,680
Underlying EBITDA – $m	1,581	2,415
EBITDA margin	42%	52%
Underlying EBIT – $m	1,260	2,136
Capex – $m	527	538
Attributable ROCE	40%	71%
Fatalities	0	1
TRIFR	0.76	0.98
Energy consumption – million GJ	7.1	8.9
GHG emissions – Mt CO_2 equivalent	0.8	1.0
Total water withdrawals – million m^3	9.2	9.9
Employee numbers	6,600	6,700

[1] Production and sales volumes, stock and realised price are reported on a wet basis and could differ from Kumba's stand-alone results due to sales to other Group companies.

[2] Production and sales volumes are reported as wet metric tonnes. Product is shipped with c.1.6% moisture from Kumba

[3] Unit costs are reported on an FOB wet basis.

Markets

	2024	2023
Average market price (Platts 62% Fe CFR China – $/tonne)	109	120
Average realised price (Kumba export – $/tonne) (FOB wet basis)	92	117

Kumba's FOB realised price of $92/wet metric tonne (wmt) was above the equivalent Platts 62% Fe FOB Saldanha market price (adjusted for moisture) of $89/wmt in 2024. The premiums for iron content (at 64.1% Fe) and lump product (approximately 66%) were partially offset by the impact of provisionally priced sales volumes.

Operational performance

Production was flat at 35.7 Mt (2023: 35.7 Mt) and in line with Transnet's rail performance. Production was marginally up at Sishen at 25.7 Mt (2023: 25.4 Mt), offset by a 2% decrease at Kolomela to 10.1Mt (2023: 10.3 Mt), reflecting the reconfiguration of the business to align production to third-party logistics performance.

Sales volumes were down 3% to 36.2 Mt (2023: 37.2 Mt), reflecting the impact of low levels of finished stock at Saldanha Bay port due to several derailments during the year, the unscheduled five-day mini-shut by Transnet in April and adverse weather conditions at the port.

As a result of the Transnet logistics challenges, total finished stock increased by 0.4 Mt to 7.5 Mt, with stock at the mines increasing by 0.4 Mt to 6.9 Mt and stock at the port is 0.5 Mt.

Operational outlook

Production is expected to remain at 35–37 Mtpa in the near term, apart from 2026, which is expected to decrease by c.4 Mt to 31-33 Mtpa reflecting the tie-in of the ultra-high-dense-media-separation (UHDMS) project which was announced by Kumba in August 2024. Unit costs are expected to be between $39–40/tonne during this three-year period (previously $38-40/tonne), due to the slightly stronger South African rand guidance spot FX rate. Sales volumes for 2025 are expected to be in line with 2025 production as a result of the low level of finished stock at Saldanha Bay port at the end of 2024 and Transnet's demonstrated logistics performance in 2024 (80%) compared to 2023 (84%).

Production guidance for 2025 is 35–37Mt, subject to third-party rail and port availability and performance, and 2025 unit cost guidance is c.$39/tonne[20], in line with the 2024 unit cost of $39/tonne.

2024 summary: Minas-Rio

0	1.37	$1,074 m	39%	25.0 Mt
Fatalities	TRIFR	Underlying EBITDA	EBITDA margin	Production volume (wet basis)

Our business

Our integrated iron ore operation in Brazil, Minas-Rio, consists of an open-pit mine and beneficiation plant, which produces a premium grade (c.67% Fe) pellet feed product, with low levels of contaminants. The iron ore is then transported through a 529 km pipeline to the iron ore handling and shipping facilities at the port of Açu.

In 2024 we also completed the transaction to combine the Serra da Serpentina high-quality iron ore resource owned by Vale into Minas-Rio. Options to maximise the long-term value of the two deposits are currently being evaluated.

Safety

Minas-Rio has not had a fatal accident since 2015. In 2024, the TRIFR increased marginally to 1.37 (2023: 1.32), despite a significant increase in hours worked.

During the year, efforts were focused on a number of important safety-related cultural and behavioural change programmes, emphasising the recognition of employees and contractors for their safe behaviours, and elimination of unsafe conditions. The gamification of safety training played a crucial role in improving the workforce's understanding of safety controls, thus improving the overall quality of activities performed.

As an important leading indicator, high-potential hazards reports are addressed when deficiencies in critical controls are identified. The learning and investigations process, sponsored by Anglo American Brazil's executive team, significantly improved the quality of incident investigations. Minas-Rio has also completed the implementation of the Anglo American's Contractor Performance Management framework, improving contractor performance through risk-based planning and safe work execution.

Environmental performance

Energy consumption at Minas-Rio increased by 7% to 5.8 million GJ (2023: 5.4 million GJ) related to higher production volume in the year, while GHG emissions were in line with the prior year at 0.17 Mt CO_2e (2023: 0.16 Mt CO_2e). Minas-Rio has no Scope 2 GHG emissions, as all power for the operation comes from renewable sources.

Minas-Rio acquired new areas of natural habitat as part of its strategy to create an ecological corridor around the operation, further reinforcing the commitment to forest compensation, sustainable practices and ecological connectivity in the region. To date, Minas-Rio manages more than 22,000 hectares of native vegetation, divided into multiple protected areas.

Water efficiency at Minas-Rio increased from 74.2% in 2023 to 81.7%. This improvement was due to the reduced intake from the Rio do Peixe river in the year, for environmental and operational reasons.

Financial performance

Underlying EBITDA decreased by 33% to $1,074 million (2023: $1,598 million), primarily due to lower realised prices. Unit costs decreased by 9% to $30/tonne (2023: $33/tonne), primarily due to the weaker Brazilian real and higher production volume as well as the recognition and capitalisation of ROM stockpiles from 2024.

Capital expenditure was 13% higher at $418 million (2023: $371 million), primarily due to the start of the assembly phase for the new tailings filtration plant, which is expected to startup in 2026.

Markets

	2024	2023
Average market price (MB 65% Fe Fines CFR – $/tonne)	123	132
Average realised price (Minas-Rio – $/tonne) (FOB wet basis)	84	110

Minas-Rio's pellet feed product is higher grade (with iron content of c.67% and lower impurities) so the MB 65 Fines index is used when referring to the Minas-Rio product. The Minas-Rio realised price of $84/wmt FOB was 3% lower than the equivalent MB 65 FOB Brazil index (adjusted for moisture) of $87/wmt, impacted by provisional pricing which more than offset the premium for our high-quality product.

Operational performance

Production increased by 3% to 25.0 Mt (2023: 24.2 Mt), as a result of robust plans through the year which helped secure the volume and quality of the ore feed for the plant, in conjunction with good plant stability. Minas-Rio achieved its best 12-month operational performance ever, demonstrating operational excellence throughout the year.

Operational outlook

In the second half of 2025, Minas-Rio will undertake the next inspection of the 529 km pipeline that carries iron ore slurry from the plant to the port. Improvements were made to the inspection strategy that extended its duration to ensure the rigour of data collection while also incorporating some additional plant maintenance to coincide with the operational stoppage. Pipeline inspections take place every five years and are validated by external consultants and agreed with the Brazilian Environmental Authorities.

Production guidance for 2025 is 22–24 Mt. 2025 unit cost guidance is c.$32/tonne[20], higher than the 2024 unit cost of $30/tonne, due to lower production volumes, despite the weaker Brazilian real guidance spot FX rate.

Following a record 12-month performance of 25 million tonnes in 2024, focus will remain on delivering consistent and stable production, while increasing the maturity of the capital projects to sustain and grow production volumes as well as improving the mine plan to minimise ore feed quality variability. In light of the completion of the transaction to integrate the contiguous Serra da Serpentina high-grade iron ore resource, options to maximise long-term value are currently being evaluated.

In parallel, Minas-Rio is focused on increasing tailings storage capacity. The tailings filtration plant project is on track for completion by early 2026 and alternative, additional disposal options continue to be studied.

2024 results – Minas-Rio

	2024	2023
Production volume (Mt)[1]	25.0	24.2
Sales volume (Mt)[1]	24.7	24.3
Unit cost ($/t)	30	33
Group revenue – $m	2,777	3,320
Underlying EBITDA – $m	1,074	1,598
EBITDA margin	39%	48%
Underlying EBIT – $m	875	1,413
Capex – $m	418	371
Attributable ROCE	15%	24%
Fatalities	0	0
TRIFR	1.37	1.32
Energy consumption – million GJ	5.8	5.4
GHG emissions – Mt CO_2 equivalent	0.2	0.2
Total water withdrawals – million m^3	22.0	27.5
Employee numbers	2,900	2,600

[1] Production and sales volumes are reported as wet metric tonnes. Production is Mt (wet basis). Product is shipped with c.9% moisture.

Platinum Group Metals (PGMs)

Our PGMs business (held through an effective 67%[21] interest in Anglo American Platinum Limited) is a leading producer of PGMs, essential metals for a wide variety of technology-based applications, including cleaning vehicle exhaust emissions and as the catalyst in electric fuel cell technology.

Management team



Themba Mkhwanazi
Regional Director, Africa and Australia



Craig Miller
CEO, Platinum Group Metals

Great Dyke

Unki

Bushveld Complex

Mogalakwena

Amandelbult

Modikwa

Mototolo

Kroondal

South Africa and Zimbabwe

Key

■ PGM operations

2024 summary: Platinum Group Metals

3	1.67	$1,106	19%	3,553 koz
Fatalities	TRIFR	Underlying EBITDA	EBITDA margin	Production volume – PGMs 5E+gold

Our business

We wholly own and operate three mining operations in South Africa's Bushveld complex: Mogalakwena – the world's largest open-pit PGMs mine – Amandelbult and Mototolo. We also own and operate Unki mine – one of the world's largest PGM deposits outside of South Africa, on the Great Dyke in Zimbabwe. We own smelting and refining operations, located in South Africa, which treat concentrates from our wholly owned mines, joint operations and third parties. We disposed of our 50% interest in Kroondal in November 2023. Kroondal transitioned to a 100% third-party purchase of concentrate arrangement, before transition to a toll arrangement, effective 1 September 2024.

Uses of PGMs

PGMs are used in an extensive range of applications. In the automotive industry, they are used in catalytic converters and in fuel cell electric vehicle (FCEV) technology. Platinum, palladium and rhodium enable catalytic converters to reduce pollutants from car exhaust gases. FCEVs provide a zero emissions powertrain technology, particularly well suited to heavy-duty, long-range and fleet vehicles. Demand for PGMs from the car industry is forecast to remain healthy, helped by the ongoing trend towards cleaner-emission vehicles, driven by more stringent emissions legislation. While we recognise that increased demand for battery electric vehicles poses a downside risk to demand for the PGM-containing catalytic converters used in internal combustion engine vehicles, it is partly offset by hybrid-powered vehicles, which require similar quantities of PGMs, and, longer term, FCEVs.

With rising concerns about the environment and energy costs, there is also growing interest in platinum-based fuel cells as an alternative energy source. Fuel cell mini-grid electrification technology is an attractive, cost-competitive alternative to grid electrification in remote rural areas and could accelerate access to electricity.

Platinum is also widely used in jewellery owing to its purity, strength, resistance to fading and ability to hold precious stones securely.

Platinum, palladium and rhodium each have a wide range of other uses in the chemical, electrical, medical, glass and petroleum industries. PGMs enable efficient production of goods, ranging from glass to fertilisers, as well as a diverse range of other products, such as cancer-treatment drugs. Ruthenium is used as a catalyst in many chemical and electro-chemical processes, with properties that make it widely used in semiconductors and hard disks. Iridium is also widely used as a chemical and electro-chemical catalyst, for instance in chloralkali electrodes. Being highly corrosion-resistant, it is also used to make crucibles, in which crystals for the electronics industry are grown.

We are committed to developing demand for PGMs and invest both directly and through AP Ventures, an independent venture capital fund with a mandate to invest in the development of new applications for the full suite of PGMs. We are also a major participant in the Platinum Guild International, which plays a key role in supporting and growing platinum jewellery demand.

Safety

Tragically, we lost three colleagues in 2024 in two separate incidents. Tshepiso Terrence Mokale and Euzmen Ndlebe lost their lives in an ore pass-related incident at Dishaba mine (Amandelbult). Basanda Glen Langeni passed away following an incident, also at Dishaba.

These incidents were a major setback to our steadily improving safety efforts and marked the end of an unprecedented 30-month fatality-free period for the PGMs business. Notably, however, Mogalakwena, Mototolo and Unki each achieved more than 12 years of fatality-free mining, demonstrating that zero harm is indeed attainable, and sustainable, through effective safety management.

We had 132 recordable injuries in 2024 (2023: 135), resulting in a TRIFR of 1.67 (2023:1.61). The business recorded 114 lost-time injuries (LTIs) in 2024 (2023: 122), which represented a lost-time injury-frequency rate (LTIFR) of 1.44, down 1% from 2023 (1.45).

We have increased our efforts to maintain leadership visibility in the field, proactive interventions by frontline supervisors through rigorous workplace stoppages where unsafe acts and conditions exist, and meticulous reporting of high-potential hazard protocols. The introduction of an enhanced prework risk assessment process (SLAM), focusing on identification of fatal risks and their associated controls, is designed to ensure employees understand the controls that enable work to be carried out safely and stop any work where these controls are not in place. These initiatives are fundamental to our holistic risk management framework, which seeks to prevent any recurrence of similar incidents.

Together with the fatal risk management framework, we continue to roll out our contractor management programme as well as our safety leadership practices behaviour-based initiative.

Environmental performance

Our electricity offtake agreement for c.460 megawatts (MW) from Envusa Energy was concluded in 2024. The Mooiplaats Solar photo-voltaic (PV) plant and the wind-power projects at Umsobomvu and Hartebeesthoek are now under construction. Our embedded solar PV projects, a 125 MW project at Amandelbult and a 75 MW project at Polokwane Smelter, are in study phases, while, in Zimbabwe, our Unki mine 10 MW (phase 1) solar PV project is in execution planning.

Energy consumption decreased by 4% to 19.9 million GJ (2023: 20.6 million GJ), with GHG emissions also reflecting a decrease from the prior year at 4.24 Mt CO_2e (2023: 4.29 Mt CO_2e). This performance meets overall targets, with the results reflecting stable operations and a step-change improvement in energy productivity and a decline in GHG emissions at key operations. These results were supported by the suspension of Eskom load curtailment, and an active energy and GHG emissions management programme. Around 86% of our GHG emissions (3.66 Mt CO_2e) are Scope 2, with 14% (0.58 Mt CO_2e) being Scope 1, and are mainly derived from direct use of diesel and coal in mining and processing operations.

Total water withdrawals decreased by 4% to 35.9 million m^3 (2023: 37.5 million m^3) as PGMs continued to focus on operational improvements and water efficiency, re-use, and conservation opportunities. We recorded a water efficiency of 70% for all the operations. We have implemented Dynamic Scale Reduction units at some of our processing plants to improve water efficiency, and have started with the implementation of a grey water treatment at Rustenburg that will significantly reduce our future potable water use. The delivery of water-reduction projects in the next five years and the implementation of new technologies that improve water-reduction efforts such as coarse particle recovery and hydraulic dewatered stacking are expected to help PGMs meet its long-term water withdrawal targets. Zero level 3 or higher water incidents were recorded in 2024 (2023: 0).

Financial performance

Underlying EBITDA decreased to $1,106 million (2023: $1,209 million) driven by an 11% decrease in the PGM basket price and inflationary increases impacting costs, partly offset by cost saving initiatives. The own mined unit cost decreased by 1% to $957/PGM ounce (2023: $968/PGM ounce) as a result of cost saving initiatives and higher capitalised waste stripping, with those benefits mostly offset by higher inflation and lower own mined production.

Capital expenditure of $1,013 million was 9% down (2023: $1,108 million) as a result of the rationalisation and planned lower stay-in-business expenditure. This was partly offset by planned higher spend on lifex projects, predominantly at Mogalakwena and Mototolo.

Markets

	2024	2023
Average platinum market price ($/oz)	956	965
Average palladium market price ($/oz)	984	1,336
Average rhodium market price ($/oz)	4,637	6,611
US$ realised basket price ($/PGM oz)	1,468	1,657

PGM prices in 2024 were lower on average than in 2023. The realised basket price was $1,468/oz (2023: $1,657/oz), down 11% compared to 2023. This was driven largely by decreases in the realised prices of rhodium and palladium by 30% and 24% respectively.

The large year-on-year movements were as a result of the sharp price fall in H1 2023, while over the course of 2024 the realised basket price has been far more stable. In H2 2024, the basket price was 3% higher than H1 2024.

Palladium remained under pressure during the year, and was the more volatile of the PGMs, with new multi-year lows followed by sharp rallies as a result of the market realisation of low metal availability. Rhodium ended the year higher than it began, albeit staying in a narrow range. Both metals were in a supply deficit, but faced sluggish automotive demand, as globally vehicle manufacturers responded to slowing light vehicle sales growth by modestly curbing production.

Platinum, by contrast, was the most important contributor to the basket price and continued to show remarkable price stability as its annual average in 2024 was very similar to that of 2023 and 2022. A slow move into deficit was supportive, as was robust investor demand, but price gains were limited by a much stronger US dollar.

Operational performance

Total PGM production decreased by 7% to 3,553,100 ounces (2023: 3,806,100 ounces) primarily due to the Kroondal transition to a 4E toll arrangement (1 September 2024), as well as slightly lower own mined volumes.

Own-mined production

PGM production from own-managed mines (Mogalakwena, Amandelbult, Unki and Mototolo) and equity share of joint operations decreased by 11% to 2,191,800 ounces (2023: 2,460,200 ounces) due to the disposal of Kroondal. Excluding Kroondal, own mined production decreased by 4%, reflecting lower production from Amandelbult due to safety stoppages and blending lower grade stockpiles at Mogalakwena.

Amandelbult production decreased by 9% to 579,800 ounces (2023: 634,200 ounces) primarily due to the fatal safety incidents and subsequent self-imposed safety stoppages in July and October. The first half of the year demonstrated improvements in productivity across the Amandelbult Complex driven by the crew efficiency and mining optimisation work undertaken through the cost-out initiatives.

Mogalakwena production decreased by 2% to 953,400 ounces (2023: 973,500 ounces) primarily due to blending low grade stockpiles in the first half of the year as the new bench cut sequence progressed, which resulted in higher waste tonnes extracted in the short term, as well as the impact from the downtime and repairs caused by an electrical failure in the North Concentrator's primary mill.

Production from other operations decreased by 23% to 658,600 ounces (2023: 852,500 ounces) mainly due to the disposal of Kroondal and difficult ground conditions at Mototolo as a section of the mine nears the end of its life.

Purchase of concentrate

Purchase of concentrate increased by 1% to 1,361,300 ounces (2023: 1,345,900 ounces), reflecting the transition of Kroondal to a 100% third-party purchase of concentrate arrangement from 1 November 2023.

Kroondal has since transitioned to a 4E tolling arrangement, effective 1 September 2024, as outlined in the Kroondal sales announcement.

Normalising the comparative period to include 100% of Kroondal as a third-party purchase of concentrate results in a 10% decrease, reflecting lower third-party receipts and lower Kroondal volumes which had transitioned to a 4E tolling arrangement.

Refined production and sales volumes

Refined PGM production (excluding toll-treated metal) increased by 3% to 3,916,300 ounces (2023: 3,800,600 ounces) driven by the release of previously built-up work-in-progress inventory, which has now returned to more normalised levels. There was no Eskom load-curtailment during the year.

PGM sales volumes increased by 4% to 4,077,800 ounces (2023: 3,925,300 ounces) as a result of higher refined production and a draw down of finished goods compared to the same period last year.

Operational outlook

The PGMs business announced an action plan encompassing decisive measures to improve its operational excellence, organisational effectiveness, and cash generation with a value-over-volume focus to ensure the long-term sustainability and competitive position of our PGMs operations.

The Mortimer smelter was placed on care and maintenance at the end of April 2024, and further sustainable cost reduction initiatives were implemented in 2024, delivering on annual cost saving initiatives of c.$0.4 billion from opex and c.$0.3 billion from capex against a 2023 baseline. All-in-sustaining costs were reduced significantly, with a 13% improvement to c.$986/3E oz.

These extensive measures have improved the positioning of these world-class PGM assets for the long term, securing the highly attractive value proposition of Mogalakwena. These actions underscore the readiness for the PGM business to be a stand-alone business in 2025.

PGM metal in concentrate production guidance for 2025 is 3.0–3.4 million ounces, with own mined output of 2.1–2.3 million ounces and purchase of concentrate (POC) of 0.9–1.1 million ounces. In 2025, POC volumes will be lower than 2024 reflecting the impact of the Siyanda POC agreement transitioning to a 4E metals tolling arrangement early in the year, as well as Kroondal having transitioned to a 4E metals tolling arrangement in September 2024. Refined PGM production guidance for 2025 is 3.0–3.4 million ounces and is usually lower in the first quarter than the rest of the year due to the annual stock count and planned processing maintenance. Production remains subject to the impact of Eskom load-curtailment.

Unit cost guidance for 2025 is c.$970/PGM ounce[22], higher than the 2024 unit cost of $957/PGM ounce, reflecting the expected impact from higher year-on-year inflation, partly mitigated by c.$0.2 billion of cost saving initiatives in 2025 and the slightly weaker South African rand guidance spot FX rate.

2024 results

	2024	2023
PGM production volume (koz)[1]	3,553	3,806
PGM sales volume (koz)[2]	4,078	3,925
Unit cost ($/PGM oz)[3]	957	968
Group revenue – $m	5,962	6,734
Underlying EBITDA – $m	1,106	1,209
EBITDA margin	19%	18%
Processing and trading margin	17%	(6)%
Underlying EBIT – $m	668	855
Capex – $m	1,013	1,108
Attributable ROCE	10%	15%
Fatalities	3	0
TRIFR	1.67	1.61
Energy consumption – million GJ	19.9	20.6
GHG emissions – Mt CO_2 equivalent	4.2	4.3
Total water withdrawals – million m^3	35.9	37.5
Employee numbers	22,400	26,500

[1]   Production reflects own mined production and purchase of metal in concentrate. PGM volumes consist of 5E metals and gold.
[2]   PGM sales volumes exclude tolling and third-party trading activities.
[3]   Total cash operating costs (includes on-mine, smelting and refining costs only) per own mined PGM ounce of production.

De Beers

Anglo American owns 85% of De Beers, a world leader in the diamond industry. The balance of 15% is owned by the Government of the Republic of Botswana. De Beers and its partners produce around one-third of the world's rough diamonds, by value.

Management team



Al Cook
CEO, De Beers

Damtshaa [1][2]

Orapa [1]

Letlhakane [1]

Jwaneng

Debmarine Namibia

Namdeb

Gahcho Kué

Venetia

Canada

Botswana and Namibia

South Africa

Key

▬ Diamond operations

[1] All managed as one operation, the 'Orapa Regime'.
[2] Damtshaa was placed onto extended care and maintenance in 2021.

2024 summary: De Beers

0	1.54	$(25) m	(1)%	24,712
Fatalities[23]	TRIFR[23]	Underlying EBITDA	EBITDA margin	Production volume ('000 carats)

Our business

De Beers sells the majority of its rough diamonds through 10 Sight sales each year to Sightholders, with the balance being sold via its Auctions business to registered buyers. De Beers markets and sells polished diamonds and diamond jewellery via its retail brands.

De Beers recovers diamonds from four countries: Botswana, Canada, Namibia and South Africa.

In Botswana, via a 50:50 joint operation with the Government of the Republic of Botswana – known as Debswana – diamonds are recovered from two mines, including Jwaneng, one of the world's richest diamond mines by value. This mine's high-grade ore contributed around 65% of Debswana's revenue. The $2 billion (100% basis) Cut-9 expansion of Jwaneng extends the life of the mine to 2036 and is expected to deliver c. 9 million carats per annum (100% basis) of rough diamonds.

In Namibia, De Beers operates via a 50:50 joint operation with the Namibian government, recovering both land-based diamonds (Namdeb) and offshore diamonds (Debmarine Namibia). Namibia has the richest known marine diamond deposits in the world, with Diamond Resources estimated at approximately 75 million carats (100% basis)[24] in approximately 1.0 million k (m²) of seabed. Marine diamond deposits represent around 80% of the partnership's total diamond production and 94% of its Diamond Resources.

Venetia is South Africa's leading diamond mine. Open-pit mining was completed, as scheduled, in 2022 and first production from the underground operation was delivered in June 2023. The $2.3 billion Venetia Underground project will continue to ramp up over the next few years and is expected to extend the life of the mine to 2046 and yield an estimated 81 million carats[24].

In Canada, De Beers has a 51% interest in, and is the operator of, Gahcho Kué open-pit mine in the Northwest Territories. It began commercial production in 2017 and has a seven-year life remaining, producing an average of 5 million carats a year, yielding an estimated total of 36 million carats (100% basis)[24].

De Beers also develops industrial supermaterials through Element Six.

Anglo American is following a dual-track process (a divestment or demerger) to separate the De Beers business from the Group, in order to give both Anglo American and De Beers a new level of strategic flexibility to maximise value for both Anglo American and the Government of the Republic of Botswana, as De Beers' two shareholders. The separation will enable De Beers to unlock full value from its Origins strategy set out in May, with a focus on four key pillars underpinned by a plan to streamline the business and sustainably reduce overhead costs by $100 million.

Safety

De Beers recorded zero work-related loss of life in 2024 (2023: zero) at its managed operations; tragically, however, a colleague was fatally injured at the independently managed Jwaneng mine in Botswana.

De Beers' TRIFR improved by 25% to 1.54 (2023: 2.05), largely driven by the success of the Visible Felt Leadership programme.

Implementation of De Beers' 'Pioneering Brilliant Safety' framework continues, with Gahcho Kué mine and the midstream operations implementing actions identified during their 2023 assessments. This framework has identified five focus areas, including:

– **Contractor performance management:** ensuring appropriate oversight of contractors and efficient and effective onboarding, as well as exhibiting Visible Felt Leadership in the field

– **Human factors:** fostering trust and psychological safety through engaging employees and promoting effective leadership

– **Design for safety:** incorporating safety features into plant and equipment during the design phase

– **Technology for safety:** enhancing safety through implementing advanced technologies

– **Emergency management:** developing world-class emergency management and response practices through strategic partnerships.

Environmental performance

Energy use decreased by 4% to 3.7 million GJ (2023: 3.8 million GJ), while GHG emissions were 3% lower than the prior year at 0.4 Mt CO_2e, reflecting the lower production.

In collaboration with Envusa Energy – the renewable energy partnership formed between Anglo American and EDF Renewables in 2022 – good progress was made in the development of solar and wind energy in southern Africa. The electrification of Venetia mine, as it transitions to underground operations, progressed well; however, the positive impact on the mine's carbon footprint will only be felt when the Envusa Energy renewable energy projects come online.

De Beers made significant progress in implementing its Integrated Water Management Plan, which aims to achieve a 50% reduction in fresh water withdrawals in water-scarce areas by 2030. Water balance modelling has informed the detailed site-specific pathways to 2030.

Financial performance

Difficult trading conditions resulted in a year-on-year reduction in revenue of 23% with total revenue of $3.3 billion (2023: $4.3 billion), primarily due to a 25% reduction in rough diamond sales to $2.7 billion (2023: $3.6 billion). Total rough diamond sales volumes decreased by 28% to 17.9 million carats (2023: 24.7 million carats). The average realised price, however, increased marginally by 3% to $152/ct (2023: $147/ct), reflecting a larger proportion of higher value rough diamonds being sold, offset by a 20% decrease in the average rough price index from 133 in 2023 to 107 in 2024.

The consequential impact of lower sales volumes, a lower average price index and higher unit costs resulted in an underlying EBITDA of $(25) million (2023: $72 million). The increase in unit cost to $93/ct (2023: $71/ct), is primarily driven by the decision to lower production volumes in response to the trading conditions.

Capital expenditure decreased by 14% to $536 million (2023: $623 million), predominantly due to cash preservation and optimisation initiatives. This includes the rephasing of Venetia underground life-extension and rationalisation of stay-in-business capex spend. The spend on the balance of the life-extension projects is consistent period-on-period and the projects remain on track.

An impairment of $2.9 billion (before tax and non-controlling interests) (2023: $1.6 billion) to Anglo American's carrying value of De Beers has been recognised within special items and remeasurements, reflecting further near-term adverse macro-economic conditions and industry-specific challenges. Please refer to note 8 in the Consolidated financial statements for further details.

On 3 February 2025, the Government of the Republic of Botswana and De Beers announced that they had successfully concluded negotiations focused on establishing a new 10-year sales agreement (through to 2035) for Debswana's rough diamond production and extending Debswana's mining licences by 25 years (through to 2054), with the terms being substantively aligned with the Heads of Terms agreed on 30 September 2023. Following the final governance approvals, both parties look forward to signing and executing the relevant agreements with the transaction finally completing when the new mining licences are issued by the appropriate regulatory authorities in Botswana. Until the completion of these new agreements, the terms of the existing agreements will continue to remain in effect.

Markets

Rough diamond trading conditions in 2024 continued to be very challenging in light of persistent higher than normal midstream inventory levels and the prolonged period of depressed consumer demand in China.

In the first quarter of 2024, the industry experienced signs of a recovery in demand for rough diamonds, in part due to the short-term impact of the voluntary moratorium on rough diamond imports into India at the end of 2023, coupled with improved demand following the holiday selling season in the United States. As the year progressed, consumer demand in China contracted further as economic challenges persisted with retailers in China (previously the second largest market globally for consumer sales of diamond jewellery) reducing stocks of polished diamonds, coupled with ongoing caution amongst US retailers. Consequently, midstream polished inventory levels increased sharply in the second quarter of 2024.

The seasonally slower third quarter saw this higher than normal inventory trend continue, resulting in lower demand for rough diamonds. In response, several producers postponed or cancelled sales events and offered greater purchasing flexibility. The fourth quarter saw midstream inventory levels plateau as the reduced rough supply had an impact and, in turn, polished prices began to stabilise at the end of the year.

Consumer demand for diamond jewellery globally in 2024 is estimated to have contracted 3-4% year-on-year. In the United States, accounting for just over 50% of diamond jewellery sales, demand is estimated to be down 2% year-on-year, driven by a decline in the first half of the year, while the second half demonstrated stabilisation remaining flat year-on-year. Lab-grown diamond wholesale and retail prices continued to fall throughout 2024 as the bifurcation from natural diamonds progresses, with acceleration in the second half of the year. In the lead-up to the holiday season, a number of US retailers, including Lightbox, introduced deep discounts on lab-grown diamond jewellery amongst increased competition, with some retailers also including disclaimers for their customers that lab-grown diamonds may not hold their value over time. Falling lab-grown diamond retail prices have meant jewellery retailer financial incentives are increasingly shifting in favour of natural diamond jewellery. While there are positive signs that the impact of lab-grown diamonds on demand for natural diamonds is peaking, average lab-grown diamond retail prices do not yet fully reflect the fall in wholesale prices, so retail prices are expected to decline further. While a proportion of natural diamond demand continues to be affected in the near-term by lab-grown diamonds as a result of prevailing retail margins, such margins are expected to be unsustainable in light of increasing lab-grown diamond supply volumes, greater levels of competition, and growing consumer awareness of lab-grown diamond price trends.

Operational performance
Mining

The mining operations delivered steady operational performance, albeit at lower output levels as the business continued to

reconfigure production in response to prevailing market conditions.

Rough diamond production was reduced by 22% to 24.7 million carats (2023: 31.9 million carats), reflecting a proactive production response to a prolonged period of lower demand and higher than normal levels of inventory in the midstream. De Beers continues to focus on managing working capital, and despite lower sales volumes, inventory has reduced slightly year-on-year through the careful management of production, purchases and downstream stocks.

In Botswana, production was reduced by 27% to 17.9 million carats (2023: 24.7 million carats), as a result of planned actions to lower production at Jwaneng.

Production in Namibia decreased by 4% to 2.2 million carats (2023: 2.3 million carats), reflecting intentional action to lower production at Debmarine Namibia, which was down 13% year-on-year, partially offset by planned higher grade mining and better recoveries at Namdeb.

In South Africa production increased by 8% to 2.2 million carats (2023: 2.0 million carats), as Venetia underground progresses and further benefitting from a slight improvement in grades of processed ore. The output, however, remains low in comparison to historical production from the open-pit operation as the majority of the ore processed continues to be from existing surface stockpiles. This is expected to increase over the next few years as the underground project continues its ramp-up.

Production in Canada decreased by 16% to 2.4 million carats (2023: 2.8 million carats) due to the planned treatment of lower grade ore.

Corporate strategy

De Beers communicated its new "Origins" strategy at the end of May, with a focus on four key pillars underpinned by a plan to streamline the business sustainably by reducing overhead costs by $100 million. These consist of i) focusing upstream investments on the major projects that will deliver the highest returns; ii) integrating the midstream to deliver greater efficiency; iii) resetting the downstream by reinvigorating category marketing and evolving proprietary brands through development of De Beers Jewellers into a leading high jewellery maison business and refocusing Forevermark on the fast-growing Indian market; and iv) pivoting synthetics, with Lightbox suspending production of lab-grown diamonds for jewellery and Element Six focusing on developing its position as a world-leading provider of synthetic diamond technology solutions.

De Beers continues to implement the relevant strategic initiatives and is on track to deliver the committed overhead cost savings through 2025.

Brands and consumer markets

New natural diamond marketing collaborations were established with world-leading diamond jewellery retailers: Signet in the US, Tanishq in India, and Chow Tai Fook in China. The collaborations focus on driving long-term desirability for natural diamonds

in the three largest consumer countries for diamonds. The collaborations will also benefit from promotional messages being amplified through the wide reach of these leading retail businesses, as well as training retail jewellery consultants to better promote natural diamonds.

De Beers Jewellers delivered a consistent performance against the prior period despite the ongoing challenges in China. The business continues to create design-led pieces and high jewellery collections to encourage demand growth in a challenging market. Consistent with the strategy to focus the brand on India, Forevermark's global operations ramped down.

De Beers also announced the launch of DiamondProof™, a new device to be used on the jewellery retail counter for rapidly distinguishing between natural diamonds and lab-grown diamonds. This device will support retailers in communicating the attributes of natural diamonds, providing customers with enhanced confidence in the authenticity of their natural diamond purchase and deterring undisclosed lab-grown diamonds from entering the natural supply chain.

Market outlook

Near-term market conditions are expected to remain challenging in 2025 as polished pull-through remains subdued and industry players continue to manage inventory levels. In the medium-term, production cuts announced by a number of producers coupled with stabilisation of demand in China and a normalisation of industry

inventory levels are expected to result in modest rough price growth. Consumer demand and retailer re-stocking are expected to be supported by marketing for natural diamonds, with the long-term outlook for the natural diamond industry remaining favourable.

Diamond provenance has the potential to further reinforce demand for De Beers' ethically-sourced natural rough diamonds. Tracr, the pioneering diamond traceability platform, is now listing a single country of origin for all newly registered De Beers-sourced diamonds over 0.5 carats in polished size, aligning with the size threshold for new diamond import requirements for G7 countries.

Lab-grown diamond wholesale prices continue to fall and have further room to do so until they converge with the marginal cost of production. Long-term retailer incentives associated with lab-grown diamonds are expected to diminish, supported by growing consumer awareness of the low production cost and relative abundance of lab-grown diamonds, reinforcing their positions as different products. As the economics of selling lab-grown diamonds become more challenging, there are signs that retailers in the US are returning their focus to natural diamonds and this trend is expected to continue.

2024 results

	2024	2023
Production volume ('000 cts)[1]	24,712	31,865
Sales volume ('000 cts)[1][2]	17,883	24,682
Price ($/ct)[1][3][4]	152	147
Unit cost ($/ct)[1][4][5]	93	71
Revenue – $m[1][6]	3,292	4,267
Underlying EBITDA – $m[1][4]	(25)	72
EBITDA margin[1][7]	(1%)	2%
Trading margin	(3%)	(3%)
Underlying EBIT – $m[1][4]	(349)	(252)
Capex – $m[1][4]	536	623
Attributable ROCE[1]	(6)%	(3)%
Fatalities[8]	0	0
TRIFR[8]	1.54	2.05
Energy consumption – million GJ[8]	3.7	3.8
GHG emissions – Mt CO_2 equivalent[8]	0.4	0.4
Total water withdrawals – million m3[9]	8.7	7.3
Employee numbers[10]	10,800	10,900

[1] Prepared on a consolidated accounting basis, except for production, which is stated on a 100% basis except for the Gahcho Kué joint operation in Canada, which is on an attributable 51% basis.

[2] Total sales volumes on a 100% basis were 19.4 million carats (2023: 27.4 million carats). Total sales volumes (100%) include De Beers Group's joint arrangement partners' 50% proportionate share of sales to entities outside De Beers Group from Diamond Trading Company Botswana and Namibia Diamond Trading Company.

[3] Pricing for the mining businesses is based on 100% selling value post-aggregation of goods. Realised price includes the price impact of the sale of non-equity product and, as a result, is not directly comparable to the unit cost.

[4] Results by country can be found in the Summary by operation on pages 307–308.

[5] Unit cost is based on consolidated production and operating costs, excluding depreciation and operating special items, divided by carats recovered.

[6] Includes rough diamond sales of $2.7 billion (2023: $3.6 billion).

[7] EBITDA margin on a total reported basis. On an equity basis, and excluding the impact of non-mining activities, third-party sales, purchases, trading, brands and consumer markets and corporate, the adjusted EBITDA margin is 35% (2023: 48%).

[8] Data is for De Beers' managed operations.

[9] Data is for De Beers' managed operations and other managed entities.

[10] Average number of employees, excluding contractors and associates' and joint ventures' employees, and including a share of employees within joint operations, based on shareholding.

Operational outlook

Given market challenges, the Venetia project is undergoing a rescoping exercise to optimise the capital and production profiles.

Production guidance for 2025 is 20–23 million carats (100% basis), reflecting the challenging rough diamond trading conditions. De Beers continues to monitor rough diamond trading conditions and will respond accordingly.

Production will then be increased steadily over the next two years to 28-31 million carats (100% basis) in 2027, as the business responds to the anticipated market recovery.

The 2025 unit cost guidance is c.$94/carat[25], marginally higher than the 2024 unit cost of $93/carat, reflecting the impact of the lower volumes partially offset by cost saving initiatives and the benefit of the slightly weaker South African rand guidance spot FX rate.

Steelmaking Coal

Our high-quality steelmaking coal assets, located in Australia, produce premium-quality hard coking coal for our customers in the steelmaking industry.

Steel is the world's most important engineering and construction material. Over half of the world's steel is consumed by the construction industry, which includes buildings and infrastructure, such as railways and roads. Steel is also used to manufacture vehicles, machinery, household appliances and many other items associated with everyday life.

Management team





Themba Mkhwanazi
Regional Director, Africa and Australia

Daniel van der Westhuizen
CEO, Anglo American, Australia

Grosvenor

Moranbah North

Aquila(2)

Capcoal(2)

Dawson

Jellinbah(1)

Australia

Key

■ Steelmaking coal operations

(1) Non-managed, equity accounted associate.
(2) Part of the Capcoal Complex.

<table>
<tr><td colspan="6">**2024 summary: Steelmaking Coal**</td></tr>
</table>

0	3.73	$924 m	26%	14.5 Mt
Fatalities	TRIFR	Underlying EBITDA	EBITDA margin	Production volume

Our business

We are one of the world's largest exporters of steelmaking coal and our operations serve customers throughout Asia, Europe and South America. Our assets include the Moranbah and Grosvenor (both 88% ownership) steelmaking coal mines, located in Queensland, Australia.

Uses of steelmaking coal

Steelmaking coal is used principally in blast-furnace steelmaking production; around 70% of global steel output is produced using this method and, currently, there are no viable at scale substitutes for metallurgical coal in the steelmaking process.

Emerging markets, particularly in the Asia-Pacific region, continue to drive demand for steelmaking coal – helping to generate the steel needed for infrastructure, housing, transport and machinery.

Safety

In 2024, our steelmaking coal business remained fatality-free and the TRIFR decreased by 15% to 3.73 (2023: 4.39).

Central to this improvement was the development and implementation of a new behaviour-based safety system, Fatal Risk Management (FRM). Designed by the frontline workforce, for the frontline workforce, the tools supporting FRM enabled the identification, implementation, and verification of 50 fatal controls at the operational level. By connecting the FRM system to each colleague's personal "Why," our frontline workers embraced and championed this initiative, reinforcing a shared commitment to safety.

The role of leaders in safety is clear – and in 2024, business leaders were empowered to conduct effective safety conversations to mitigate fatal risks and ensure discipline in our safety approach. The incorporation of FRM control verification into regular Visible Felt Leadership (VFL) engagements provided valuable insights, ensuring timely and effective safety interventions.

2024 results – Steelmaking Coal

	2024	2023
Production volume (Mt)[1][2]	14.5	16.0
Sales volume (Mt)[1][3]	14.4	14.9
Price ($/t)[4]	232	261
Unit cost ($/t)[5]	124	121
Group revenue – $m	3,519	4,153
Underlying EBITDA – $m	924	1,320
EBITDA margin	26%	32%
Underlying EBIT – $m	480	822
Capex – $m	468	619
Attributable ROCE	15%	27%
Fatalities	0	0
TRIFR	3.73	4.39
Energy consumption – million GJ	10.1	10.2
GHG emissions – Mt CO_2 equivalent	4.1	4.9
Total water withdrawals – million m^3	20.5	32.8
Employee numbers	2,600	2,500

[1] Anglo American's attributable share of Jellinbah is 23.3%. Anglo American agreed the sale of its 33.33% stake in Jellinbah on 2 November 2024, and this transaction has now completed on 29 January 2025. Production and sales volumes from Jellinbah post 1 November 2024, after the sale was agreed, have been excluded. Jellinbah production in November and December 2024 (not disclosed within the reported numbers) was 0.6 Mt.

[2] Production volumes are saleable tonnes, excluding thermal coal production of 1.1 Mt (2023: 1.1 Mt). Includes production relating to third-party product purchased and processed at Anglo American's operations, and may include some product sold as thermal coal.

[3] Sales volumes exclude thermal coal sales of 2.0 Mt (2023: 1.7 Mt). Includes sales relating to third-party product purchased and processed by Anglo American.

[4] Realised price is the weighted average hard coking coal and PCI export sales price achieved at managed operations.

[5] FOB unit cost comprises managed operations and excludes royalties.

During the year, the business also simplified and standardised its Safety, Health & Environmental Management System (SHEMS) and contractor safety processes. Embedding the Safety Leadership Practices (SLP) programme into the culture of the business enabled leaders to further facilitate meaningful connections with frontline colleagues. Additionally, enhanced learnings from investigation processes ensured the sharing of valuable insights across all sites, with a formal process implemented to verify the effectiveness of actions 12 months post-incident.

Environmental performance

GHG emissions decreased by 16% to 4.1 Mt CO_2e (2023: 4.9 Mt CO_2e). This significant progress on steelmaking coal's decarbonisation pathway was a result of our continued improvements in the management of methane and the impact of the stoppage of operations at Grosvenor following the underground fire in June 2024. Improved management of methane includes continued minimisation of venting, reduction in VAM from improved goaf-sealing practices, and an increase in capacity to transfer methane to third parties for beneficial use.

In 2022, Steelmaking Coal signed a 10-year supply partnership with Stanwell Corporation, the Queensland government-owned provider of electricity and energy solutions, for all electricity for our operations to be linked to 100% renewable energy from January 2025, which will further reduce our GHG emissions by c.0.6Mt CO_2e per year.

In 2024, energy use remained broadly consistent at 10.1 million GJ (2023: 10.2 million GJ), driven by electrification of key assets and a slight decrease in production.

Steelmaking Coal's fresh water withdrawals reduced by 1.0 million m^3 in 2023 to 5.1 million m^3 in 2024. Water-use percentage efficiency increased across all steelmaking coal assets, resulting in a c.4% increase over 2023. The investment in fresh water reduction and water-recycling measures such as the Aquila reverse-osmosis plant and the Dawson River Supply Control System enabled step improvements across all water-related Sustainable Mining Plan metrics for steelmaking coal in 2024. The business also continued to be a major partner in the Fitzroy Partnership for River Health, supporting our commitment to water-stewardship initiatives that have contributed to the independently assessed ecosystem health grade of "A" for the region in which we operate.

Financial performance

Underlying EBITDA decreased to $924 million (2023: $1,320 million), as a result of a 11% decrease in the weighted average realised price for steelmaking coal, lower sales volumes and $145 million non-operational costs associated with Grosvenor in the second half. Also included is $220 million for the finalisation of the Grosvenor underground fire claim by the Group's self-insurance entity that was received in December. Unit costs increased by 2% to $124/tonne (2023: $121/tonne), reflecting inflation and lower production.

Capital expenditure decreased to $468 million (2023: $619 million), primarily reflecting the reduced spend at Grosvenor following the underground fire in June 2024.

Within special items and remeasurements, an impairment charge of $226 million (before tax) was recognised at Moranbah-Grosvenor. The charge is a function of the price allocation between the various operating assets specified within the recently agreed SPAs.

Markets

	2024	2023
Average benchmark price – hard coking coal ($/tonne)[1]	**240**	296
Average benchmark price – PCI ($/tonne)[1]	**165**	219
Average realised price – hard coking coal ($/tonne)[2]	**241**	269
Average realised price – PCI ($/tonne)[2]	**177**	214

[1] Realised price is the export sales price achieved at managed operations.

Average realised prices differ from the average market prices due to differences in material grade and timing of shipments. Hard coking coal (HCC) price realisation was in line with the average benchmark price (2023: 91%), as a result of a higher proportion of tonnes being shipped in the first half of the year when prices were higher compared to the second half of the year when prices were lower.

The average benchmark price for Australian HCC in 2024 was $240/tonne (2023: $296/tonne). At the start of 2024, supply disruptions kept prices elevated, with Q1 averaging $308/tonne. However, from Q2 onwards, Australian exports improved, resulting in HCC prices falling for the subsequent quarters.

In addition, demand for seaborne HCC weakened in the second half of 2024, due to global steelmaking margins weakening as a result of low steel demand, despite a reduction in prices of premium HCC. Global crude steel production declined by 1% year-on-year in 2024, driven by lower steel production in Asia.

Operational performance

Production decreased by 9% to 14.5 Mt (2023: 16.0 Mt), reflecting difficult strata conditions at the Aquila underground mine which stabilised in October and the suspension of mining at the Grosvenor longwall operation following the underground fire on 29 June 2024. Production was also impacted by the planned longwall move at Moranbah in Q4 2024 and the agreed sale of Jellinbah, where the benefits of production from 1 November 2024 will not accrue to Anglo American. These decreases were partially offset by increased production from the Capcoal open cut operation.

Operational outlook

On 25 November 2024, the signing of definitive agreements to sell the entirety of our steelmaking coal business was announced, generating up to $4.8 billion in aggregate gross cash proceeds, including the already completed sale of our interest in Jellinbah for approximately $1.0 billion.

Anglo American agreed the sale of its 33.33% stake in Jellinbah on 2 November 2024, and this transaction completed on 29 January 2025. Production and sale volumes from Jellinbah post 1 November 2024, after the sale was agreed, have been excluded from the Group's production report.

Export steelmaking coal production guidance for 2025 is 10-12 Mt, as it excludes Grosvenor given the operation remains suspended, and production from Jellinbah. There are no planned longwall moves at Moranbah in 2025. A walk-on/walk-off longwall move at Aquila, that will have a minimal production impact is planned for late Q3 2025.

2025 unit cost guidance is c.$105/tonne[26], lower than the 2024 unit cost of $124/tonne, reflecting the benefit from no underground longwall move at Moranbah and the suspension of the Grosvenor underground longwall operations in 2025, as well as the benefit from cost saving initiatives implemented from 2024. The non-operational costs associated with Grosvenor for 2025 (excluded from the unit cost) is expected to be c.$0.1 billion.

Nickel

Our nickel assets, based in Brazil, produce ferronickel – a key ingredient in the production of stainless steel.

Management team



Ruben Fernandes
Regional Director, Americas



Ana Sanches
CEO, Anglo American, Brazil

Barro Alto — Codemin

Brazil

Key

■ Nickel operations

2024 summary: Nickel

0	2.73	$92 m	14%	39,400 t
Fatalities	TRIFR	Underlying EBITDA	EBITDA margin	Production volume

Our business

Our nickel assets are wholly owned, consisting of two ferronickel production sites: Barro Alto and Codemin. Our nickel business produces ferronickel – whose primary end use is in the global stainless steel industry.

On 18 February 2025, we agreed the sale of the nickel business to MMG for a cash consideration of up to $500 million. Completion is expected by Q3 2025.

Uses of nickel

The stainless steel industry uses two-thirds of the world's nickel production and virtually all ferronickel produced each year. The balance is used mainly in the manufacture of alloy steel and other non-ferrous alloys.

Stainless steel is a key input in high-tech construction, and most stainless steels contain about 8–10% nickel. As an alloying element, nickel enhances important properties of stainless steel such as formability, weldability and ductility, while increasing corrosion resistance in certain applications.

Safety

Our nickel business has not had a fatal accident since 2012. In 2024, the TRIFR improved by 52% to 2.73 (2023: 5.65).

During the year, efforts were focused on a number of important safety-related cultural and behavioural-change programmes, emphasising leadership engagement, recognition of employees and contractors for their safe behaviours, and elimination of unsafe conditions. The gamification of safety training played a crucial role in improving the workforce's understanding of safety controls, thus improving the overall quality of activities performed.

As an important leading indicator, high-potential hazards reports are addressed when deficiencies in critical controls are identified. The learning and investigations process, sponsored by Anglo American Brazil's executive team, significantly improved the quality of incident investigations. Nickel has also completed the implementation of Anglo American's Contractor Performance Management framework, improving contractor performance through risk-based planning and safe work execution.

Environmental performance

Energy consumption at Nickel increased marginally to 20.9 million GJ (2023: 20.6 million GJ) due to higher electricity consumption from the refinery process. GHG emissions increased by 4% to 1.2 Mt CO_2e (2023: 1.1 Mt CO_2e) owing to higher coal use and adjustments in emission factors. Nickel has no Scope 2 GHG emissions as all power for the operation comes from renewable sources.

In 2024, the nickel business sustained its biodiversity offset initiatives through the implementation of ecological restoration and conservation strategies.

One example is the Rio Vermelho Farm project, where Nickel is in partnership with the Agroecological Cooperative of Family Producers of Niquelândia and the Ruspetris Institute. This has helped to boost the production of seedlings for the restoration of degraded ecosystems. At present, the company oversees the management of over 11,000 hectares of native vegetation across a number of protected areas, thereby reinforcing its commitment to biodiversity conservation.

Water efficiency at Nickel marginally decreased from 92.8% in 2023 to 92.7%. Nickel re-uses and recycles the largest volume of water across Anglo American.

2024 results – Nickel

	2024	2023
Production volume (t)	39,400	40,000
Sales volume (t)	38,500	39,800
Unit cost (c/lb)[(1)]	481	541
Group revenue – $m	646	653
Underlying EBITDA – $m	92	133
EBITDA margin	14%	20%
Underlying EBIT – $m	80	62
Capex – $m	74	91
Attributable ROCE	14%	6%
Fatalities	0	0
TRIFR	2.73	5.65
Energy consumption – million GJ	20.9	20.6
GHG emissions – Mt CO_2 equivalent	1.2	1.1
Total water withdrawals – million m^3	7.8	6.9
Employee numbers	1,400	1,000

[(1)]   C1 unit cost.

Financial performance

Underlying EBITDA decreased by 31% to $92 million (2023: $133 million), as lower realised prices and sales volumes more than offset the benefit of lower C1 unit costs. The C1 unit costs decreased by 11% to 481 c/lb (2023: 541 c/lb), driven by the weaker Brazilian real, lower energy input costs and process efficiencies.

Capital expenditure decreased by 19% to $74 million (2023: $91 million), mainly due to higher deferred stripping costs capitalised in the prior period.

Markets

	2024	2023
Average market price ($/lb)	7.63	9.74
Average realised price ($/lb)	6.82	7.71

Differences between the market price (which is LME-based) and our realised price (the ferronickel price) are due to the discounts to the LME price, which depend on market conditions, supplier products and consumer preferences.

The LME nickel price averaged $7.63/lb in 2024, 22% lower than the prior period (2023: $9.74/lb). The price weakness was as a result of oversupply from Indonesia and China, despite several mine closures and supply disruptions and an increase in visible exchange stockpiles highlighting the refined market surplus. Demand nevertheless held up relatively well during the year, helped by solid demand from batteries and stainless steel.

Operational performance

Nickel production was broadly stable at 39,400 tonnes (2023: 40,000 tonnes), reflecting operational stability at both sites.

Operational outlook

The next higher grade area of the pit is currently going through permitting, with production expected in the early 2030s to blend with the lower grade areas of the existing pit. Additional drilling is under way to increase coverage and enhance confidence levels within the geological models.

Production guidance for 2025 is 37,000–39,000) tonnes, reflecting the benefit of strong operational performance and process stability demonstrated in 2024.

2025 unit cost guidance is c.505 c/lb[(27)], higher than 2024 unit cost of 481 c/lb, reflecting the impact from expected higher input costs and lower production volumes, more than offsetting the weaker Brazilian real guidance spot FX rate.

Manganese

In Manganese, we have a 40% shareholding in the Samancor joint venture (managed by South32, which holds 60%). The manganese operations are located in South Africa and Australia, producing ore products for the steel industry.



Hotazel Manganese Mines

GEMCO

South Africa

Australia

Key

Manganese operations

2024 summary: Manganese

$116 m
Underlying EBITDA

32%
EBITDA margin

2.3 Mt
Production volume – ore

2024 results – Manganese

	2024	2023
Production volume (Mt)	2.3	3.7
Sales volume (Mt)	1.9	3.7
Group revenue – $m	359	670
Underlying EBITDA – $m	116	231
EBITDA margin	32%	34%
Underlying EBIT – $m	31	145
ROCE	16%	81%

The sale of the South African manganese alloy smelter, which has been on care and maintenance since March 2020, is subject to certain conditions and is expected to complete by the end of 2025.

Uses of manganese

The most significant use of manganese is steel production, which consumes more than 85% of all manganese mined. The ore is particularly useful in increasing steel's resistance to oxidation; it can also improve the overall strength, durability and workability of the material.

Financial performance

Underlying EBITDA decreased by 50% to $116 million (2023: $231 million), primarily driven by a 49% decrease in export sales from the Australian operation, following the damage caused by the tropical cyclone in March 2024 and the weaker average realised manganese ore price. This was partially offset by lower operating costs. Insurance proceeds of $60 million (40% basis) for the cyclone damage have been received to date, with a further $60 million of claims approved in the fourth quarter.

The 2024 average benchmark price for manganese ore (Metal Bulletin 44% manganese ore CIF China) increased by 17% to $5.56/dmtu (2023: $4.75/dmtu), reflecting the tightened seaborne market impacted by the cyclone damage to critical infrastructure at the South32 Australian operation in March, which elevated prices. However, in the second half of the year, overall supply recovered in the seaborne market, while global steelmaking margins weakened, resulting in prices falling in Q4 2024 to below that seen in Q4 2023.

Operational performance

Attributable manganese ore production has decreased 38% to 2.3 Mt (2023: 3.7 Mt), due to the ongoing temporary suspension of the South32 Australian operation following the impacts of the tropical cyclone Megan. The weather event caused widespread flooding and significant damage to critical infrastructure. Operational recovery focused on re-establishing critical services and undertaking a substantial dewatering programme, enabling a phased return to mining activities in June 2024, which have steadily increased during the fourth quarter. Investment in crucial infrastructure, which included a critical bridge connecting the northern mining pits and the primary concentrator, as well as the wharf infrastructure, continues.

Crop Nutrients

Anglo American is developing the Woodsmith project in the north east of England to access the world's largest-known deposit of polyhalite, a natural mineral fertiliser product containing potassium, sulphur, magnesium and calcium – four of the six nutrients that every plant needs to grow.

Management team



Tom McCulley
CEO, Crop Nutrients

United Kingdom

Key

■ Crop Nutrients project


2024 summary: Crop Nutrients

0
Fatalities

2.67
TRIFR

$834 m
Capital expenditure


Crop Nutrients

Our crop nutrients business is anchored in the 100% owned Woodsmith project in the north east of England. As a result of the highly efficient design of the mine and conveyor system and the minimal processing requirements of the polyhalite ore, our POLY4 product will benefit from a comparatively low-carbon footprint relative to most other fertilisers, as well as being suitable for organic agriculture.

Aside from the world-class nature of the orebody and the quality of the modern operation we are developing, the addition of POLY4 to our product range aligns well with our portfolio trajectory towards those products that support a low-carbon economy and global consumer demand – in this case, for food.

Woodsmith project

The Woodsmith project is located on the North Yorkshire coast, just south of Whitby, where polyhalite ore will be extracted via two 1.6 km deep mine shafts (a service shaft and a production shaft) and then transported to the port area in Teesside via an underground conveyor belt in a 37 km mineral transport system (MTS) tunnel, thereby minimising any environmental impact on the surface. The polyhalite can then be developed into POLY4, our comparatively low-carbon multi-nutrient polyhalite product, at a materials handling facility in the port area, before being exported to a network of customers around the world from the priority access port facility.

In May 2024, we announced that in order to support deleveraging of our balance sheet, we will be slowing the pace of development of the Woodsmith project in the near-term. Crop Nutrients is one of the three businesses within our simplified portfolio and, as such, the current focus is on preserving the exceptional long-term value of this high-quality asset and the commercial opportunity that it offers to support the project's full development.

Following the slowdown decision, a detailed review was conducted to identify the critical value-adding works to be executed and activities to be carried out during the slowdown period to de-risk the overall project schedule, preserve progress in areas that will be entering care and maintenance, and further optimise certain scopes of the project to be ready for ramp-up when conditions allow.

Shaft sinking activities are continuing on the service shaft in order to progress through the key Sherwood sandstone strata – a water-bearing layer of hard rock. Progress through this strata will help to de-risk the overall project schedule. The service shaft is now at a depth of 804 metres, having intersected over 10 metres of the sandstone strata. Shaft excavation will progress through the sandstone strata for the duration of 2025. Sinking activities on the production shaft were paused in June 2024 at a depth of 712 metres, representing c.45% of the shaft's ultimate depth. During the year, the tunnel reached the final intermediate shaft at Ladycross, where the tunnel boring machine underwent a planned maintenance stop, during which time the tunnel and Ladycross shaft were successfully connected. Tunnel boring activities have continued at a significantly reduced pace, which will continue during 2025. The tunnel has now reached c.29.3 km, approximately 80% of the total 37 km length.

Value-preservation work during the slowdown period also includes maintenance of key permits and preservation of land rights to allow project ramp-up in due course, and execution of the study programme, focused on enhancing the project's configuration to enable efficient, scalable mining methods and optimising additional infrastructure. The study programme re-scoping considers the revised capital schedule and development plan and importantly allows us to review project and business development opportunities, to optimise our business plans prior to ramping up again when conditions allow. The expected final design capacity remains c.13 Mtpa, subject to ongoing studies and approval. Work is also continuing to identify and secure one or more strategic syndication partners for Woodsmith ahead of consideration by the Board for approval and subsequent project ramp-up, anticipated from 2027.

The current reduced pace of construction will result in an extended development schedule and, as set out in July 2024, an impairment charge of $1.6 billion was recognised in H1 2024 to the carrying value of the asset within 'special items and remeasurements'.

Capital expenditure for 2024 was $834 million (2023: $641 million), focused on core infrastructure, with the remaining $0.1 billion deferred to 2025 due to the slowdown activities. Capital expenditure for 2025 is expected to be c.$0.3 billion (previously c. $0.2 billion) and 2026 is nil. Operating expenditure for 2025 and 2026 is expected to be c.$0.1 billion (previously c.$0.2 billion) and c.$0.1 billion, respectively.

Market development

Polyhalite products provide farmers with a fertiliser solution to tackle the three key challenges facing the food industry today – the increasing demand for food from less available land; the need to reduce the environmental impact of farming; and the deteriorating health of soils.

We have made considerable progress in 2024, including through the signing of Memorandums of Understanding with two major Chinese fertiliser companies in August 2024 to further develop the market for polyhalite in China, and the signing of a new agreement to reinforce our European fertiliser partnership with Cefetra in November 2024.

Through our global agronomy programme, we have conducted over 1,900 field demonstrations to date, on over 80 crops, and our research continues to reinforce the superior qualities and characteristics of POLY4. In November 2024, we entered into a pioneering agreement with the International Atomic Energy Agency (IAEA), an autonomous international organisation within the United Nations (UN), to research the effectiveness of polyhalite on mitigating soil salinisation – a growing threat to global food security. This five-year project is the first private partnership for the IAEA and demonstrates the potential for polyhalite, through its unique physical characteristics, to help tackle a global challenge.

During the slowdown period, the focus of marketing work will be on the key commercial and technical relationships that are already well established. This will maintain a presence in our key selling regions, consolidate the data that we have around product characteristics and performance, and develop our understanding of the potential for value adding blended polyhalite products.

Woodsmith remains a Tier 1 asset aligned with the demand trends of decarbonisation and food security. Anglo American has high confidence, backed by its proven track record in project delivery, to develop the Woodsmith project once the critical studies have been completed, the pathway to syndication is clear and the balance sheet is suitably deleveraged.

Safety

The Woodsmith project recorded zero fatalities (2023: zero) and a TRIFR of 2.67 (2023: 1.96).

Environmental performance

Across the Woodsmith project, energy usage decreased marginally to 0.2 million GJ (2023: 0.3 million GJ), in line with the project slowdown. The percentage contribution of renewable energy to overall electricity use increased to 66% in 2024 (2023: 63%).

2024 results – Crop Nutrients

	2024	2023
Group revenue – $m[1]	188	225
Underlying EBITDA – $m[1]	(34)	(60)
Capex – $m	834	641
Fatalities	0	0
TRIFR	2.67	1.96
Energy consumption – million GJ	0.2	0.3
GHG emissions – Mt CO_2 equivalent	0.0	0.0
Total water withdrawals – million m^3	0.1	0.1
Employee numbers	300	300

[1] Includes results from the interest in The Cibra Group, a fertiliser distributor based in Brazil.

Corporate and other

	Group revenue◊ $m	Underlying EBITDA◊ $m	Underlying EBIT◊ $m	Capex◊ $m
Segment total	**471**	**(179)**	**(529)**	**22**
Prior year	440	(193)	(403)	59
Exploration	**n/a**	**(118)**	**(118)**	**1**
Prior year	—	(107)	(107)	3
Corporate activities and unallocated costs[1]	**471**	**(61)**	**(411)**	**21**
Prior year	440	(86)	(296)	56

[1] Revenue within Corporate activities and unallocated costs primarily relates to third-party shipping activities, as well as the Marketing business' energy solutions activities. Refer to note 2 to the Consolidated financial statements for more detail.

Financial overview

Exploration

Exploration expenditure was $118 million, 10% higher than the prior period (2023: $107 million), primarily due to the impact of timing differences incurred in the prior year.

Corporate activities and unallocated costs

Underlying EBITDA was a $61 million loss (2023: $86 million loss), arising primarily from the payment of the Grosvenor gas ignition claim by the Group's self-insurance entity, which results in an expense in Corporate activities and a benefit included in the underlying EBITDA of Steelmaking Coal. Corporate activities includes a strong performance within the Marketing business' shipping activities, partially offset by lower earnings from the Marketing business' energy solutions activities. Corporate cost savings of $0.3 billion were realised and are partially recognised in the overheads of the underlying businesses.

Non-financial and sustainability information disclosures and footnotes

Non-financial and sustainability information statement

The Companies (Strategic Report) (Climate-related Financial Disclosure) Regulations 2022 amend sections 414C, 414CA and 414CB of the Companies Act 2006, placing requirements on the Group to incorporate climate disclosures in our integrated annual report. We believe these have been addressed within our climate-related disclosures on pages 65–75 and, as such, have referenced the location of each disclosure within our TCFD disclosure table on pages 148–153.

Reporting requirement	Policies and standards	Outcomes and additional information	Page reference
Environmental matters	Safety, Health and Environment (SHE) Way and Policy	Protecting our natural environment	75–77
	Climate Change Policy	Disclosures related to the recommendations of the TCFD	148–153
	Energy and GHG Emissions Standard	Climate change	65–75
	Water Policy and Water Management Standard	Water	77–78
	Mineral Residue Technical Management Standard	Mineral residue management	78
Employees	Code of Conduct	Building a purpose-led culture	90–91
	SHE Way and Policy	Safety	31
	HIV/AIDS Policy	Health	33–35
Human rights	Human Rights Policy	Human rights	84
Social matters	The Social Way	Social performance	78–83
	Responsible Sourcing Standard for Suppliers	Supply chain	85
	Supply Chain Local Procurement Policy	Supply chain	85
Anti-corruption and anti-bribery	Code of Conduct	Building a purpose-led culture	90–91
	Business Integrity Policy	Business integrity	90
Principal risks and impact of business activity		Our business model	8
		Our material matters	20–23
		Managing risk effectively	95–103
Non-financial KPIs		Key performance indicators	104–107

Footnotes

(1) Throughout this Strategic Report, 'employees' is the average number of Group employees, excluding employees of contractors, associates and joint ventures, and including a proportionate share, based on the percentage shareholding, of employees within joint operations.

(2) Wages and benefits are the payments made to the Group's employees, excluding employees of contractors, associates and joint ventures, and including a proportionate share, based on the percentage shareholding, of payments made to employees within joint operations. Includes social security costs of $190 million borne by the Group which are also included in the Taxes and royalties figure.

(3) Taxes and royalties include all taxes and royalties borne and taxes collected by the Group. This includes corporate income taxes, withholding taxes, mining taxes and royalties, employee taxes and social security contributions and other taxes, levies and duties directly incurred by the Group, as well as taxes incurred by other parties (e.g. customers and employees) but collected and paid by the Group on their behalf. Figures disclosed are based on cash remitted, being the amounts remitted by entities consolidated for accounting purposes, plus a proportionate share, based on the percentage shareholding, of joint operations. Taxes borne and collected by equity accounted associates and joint ventures are not included.

(4) Local procurement is defined as procurement from businesses that are registered and based in the country of operation – also referred to as in-country procurement – and includes local procurement expenditure from the Group's subsidiaries and a proportionate share of the Group's joint operations, based on shareholding. Internal review, during the course of 2024, to ensure ongoing robustness in data collection processes, identified omitted procurement spend reports by the Group's Corporate functions in some regions. This resulted in restatement of the 2023 local procurement, total procurement and total tax and economic contribution numbers.

(5) Denotes percentage contribution to the Group total EBITDA (2024: $8.5 billion)

(6) With the exception of the Gahcho Kué joint operation, which is on an attributable 51% basis.

(7) Shareholder returns accrued from performance in the year. Total returns paid to Anglo American plc shareholders in the year was $1.0 billion.

(8) Based on 2023 Employee Survey and Global Workforce Advisory Panel Meetings in 2024, of which more detail can be found on page 175.

(9) In February 2024, the Group announced an agreement to acquire and integrate the contiguous Serpentina high quality iron ore resource owned by Vale into the Minas-Rio resource. The transaction was subject to regulatory approvals in Brazil which were obtained in October with the transaction closing on 2 December 2024. In exchange for the Serpentina asset the Group transferred 15% of its existing holding in Minas-Rio to Vale.

(10) Figure reflects a combination of Reserves and Resources, and includes share attributable to our partners where assets are not solely owned by Anglo American.

(11) Carbon neutrality is a condition in which during a specified period there has been no net increase in the global emission of greenhouse gases (GHGs) to the atmosphere as a result of the GHG emissions associated with the subject during the same period.

(12) United Nations Environment Programme (2023). Emissions Gap Report 2023: Broken Record – Temperatures hit new highs, yet world fails to cut emissions (again).

(13) Scope 1 and 2 emission calculations are aligned to the Greenhouse Gas (GHG) Protocol's methodology.

(14) Management includes middle and senior management across the Group.

(15) With the appointment to the Board of Anne Wade on 1 January 2025, female representation on the Board increased from four to five (45% of the Board) with effect from that date.

(16) Data relates to subsidiaries and joint operations over which Anglo American has management control. Data excludes De Beers' joint operations in Namibia and Botswana. Historical GHG, energy consumption and fresh water withdrawals data has been adjusted to exclude Thermal Coal South Africa, which was divested in June 2021.

(17) Attributable free cash flow includes expenditure on non-current intangible assets (excluding goodwill).

(18) Anglo American supports jobs through training, mentoring and capacity development. The number of jobs supported includes existing jobs (in activities supported by the intervention) and newly created jobs through the programmes. Jobs supported are measured as full time equivalent jobs. Data represents jobs supported since 2018, in line with the Sustainable Mining Plan Livelihoods stretch goal. Induced jobs – employment generated by local spending on goods and services by our employees and the employees of our suppliers – are estimated using input-output analysis; a well established economic modelling approach. In 2023, we understated the number of off-site jobs supported at our Brazil operations.

(19) The copper unit costs are impacted by FX rates and pricing of by-products, such as molybdenum. 2025 unit cost guidance was set at c. 950 CLP:USD for Chile and c. 3.75 PEN:USD for Peru.

(20) 2025 unit cost guidance was set at c.18.60 ZAR:USD for Kumba and c. 5.75 BRL:USD for Minas-Rio.

(21) The Group's effective interest in Anglo American Platinum is 67.35% (2023: 79.2%), which excludes shares issued as part of a community empowerment deal, treated as treasury shares. The reduction in shareholding is due to two accelerated bookbuilds sales of Anglo American Platinum shares in the open market.

(22) Unit cost is per own mined 5E + gold PGMs metal in concentrate ounce. 2025 unit cost guidance was set at c.18.60 ZAR:USD.

(23) Fatalities and TRIFR relates to managed operations only.

(24) Refer to Anglo American plc Ore Reserves and Mineral Resources Report 2024 for additional information.

(25) Unit cost is based on De Beers' proportionate consolidated share of costs and associated production. 2025 unit cost guidance was set at c.18.60 ZAR:USD.

(26) 2025 unit cost guidance was set at c.1.60 AUD:USD.

(27) 2025 unit cost guidance was set at c. 5.75 BRL:USD.

Disclosures related to the recommendations of the TCFD

Anglo American's response to climate change is multi-disciplinary and is detailed throughout our reporting suite – including the Integrated Annual Report and our Sustainability Report. In line with the UK Listing Rules, we confirm that the disclosures included in the Integrated Annual Report 2024 and the Sustainability Report 2024 are consistent with the TCFD Recommendations and Recommended Disclosures, as well as the TCFD's supplementary guidance for non-financial groups. We note the monitoring of company climate-related financial reporting transferred from the Financial Stability Board to the International Financial Reporting Standards (IFRS) Foundation and International Sustainability Standards Board (ISSB) in 2024. Additionally, we have indicated in the table below which of the climate-related disclosures, outlined in Section 414CB of the Companies Act 2006, are addressed by the TCFD disclosures, alongside the pages of the Integrated Annual Report 2024 where these are located.

While we endeavour to include as much information as possible on our approach to climate change in the Integrated Annual Report, our Sustainability Report offers more comprehensive disclosure, including more detail on physical and adaptation risk, our most recent detailed scenario analysis and the pathway to achieving our Scope 3 GHG reduction ambition. References in the table below include the Integrated Annual Report 2024 and the Sustainability Report 2024, both of which are available on our website.

▶ To read our more comprehensive disclosures on climate
See pages 62–76 of our Sustainability Report 2024

The table below offers guidance on where to find information relating to each of the TCFD's recommendations and Companies Act section 414CB disclosure requirements.

Governance
Disclose the organisation's governance around climate-related risks and opportunities.

Recommended disclosures	References	CA 414CB
a) Describe the Board's oversight of climate-related risks and opportunities.	**Summary**: The Board provides leadership to the Group and is collectively responsible for promoting and safeguarding the long-term success of the business, including the resilience of the business to, and the opportunities that flow from climate change. The Board focuses on workstreams that underpin our 2040 carbon neutrality targets and considers global trends that may have a consequence on the Group's strategy, including climate change. The Board delegates powers and oversight of climate-related considerations to its various committees, including its Sustainability Committee, which oversees material policies, processes and strategy designed to manage climate-related risks and opportunities. **Integrated Annual Report 2024**: Page 14 describes the insights the Board considers when reviewing and endorsing the Group's long-term strategy and related decisions. Climate change considerations are included within the material matters (pages 20–23), our view on major demand growth trends (pages 39–42), our capital allocation decisions (pages 92–94) and within our principal risks – specifically risks 10 and 13 (pages 95–103). Page 66 describes our policies and governance processes related to climate change. Page 169 describes the discussions and decisions taken by the Board in the year that relate to climate change. Pages 178–179 detail the items related to climate change discussed by the Board's Sustainability Committee in the year. **Sustainability Report 2024**: Pages 64–65 describe the Board's climate change capability and gives detail on the Group's climate-related governance, oversight and management structure.	(a)
b) Describe management's role in assessing and managing climate-related risks and opportunities.	**Summary**: Anglo American has a Climate Change Committee, which is chaired by the strategy & sustainability director. The Committee is a cross-functional body to draw together all workstreams across the Group related to climate change and to have collective oversight and scrutiny over the associated workstreams. A cross-functional Climate Change Working Group exists to provide expert, working level support to Executive and Board level leadership. The chief executive, who is advised and supported by the wider Executive Leadership Team (ELT), is responsible and accountable for aligning our business practices with our climate change commitments and ambitions. Sitting on the ELT, the strategy & sustainability director is responsible for overseeing the company's overall approach to climate change, in addition to co-ordination of the work to meet our commitments. **Integrated Annual Report 2024**: Page 14 describes the insights the chief executive and senior management take into account when formulating the Group's long-term strategy. Climate change considerations are included within the material matters (pages 20–23), our view on major demand growth trends (pages 39–42), our capital allocation decisions (pages 92–94) and within our principal risks (pages 95–103). Page 66 describes our policies and governance processes related to climate change, including climate-related targets within executive remuneration. Pages 211 and 214 of the Remuneration report details progress against climate-related targets and the impact on executive remuneration in the year. **Sustainability Report 2024**: Pages 64–65 describe the Board's climate change capability and give detail on the Group's climate-related governance, oversight and management structure, including the role of the Group's Climate Change Committee and the ELT.	(a)

Strategy

Disclose the actual and potential impacts of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning where such information is material.

Recommended disclosures	References	CA 414CB
a) Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long-term.	**Summary:** Climate change has the potential for significant long-term impact on our world and on our industry. We expect climate change to impact the mining industry through both risks and opportunities in two broad areas: transition impacts – the potential impact on demand for different products, given assumptions on regulatory, technological and behavioural changes in the transition to a low-carbon economy; and physical impacts – the potential impact on our operations and surrounding communities from acute extreme weather events and chronic shifts in climate patterns. **Integrated Annual Report 2024**: Pages 66–70 describe the potential impacts of climate change on both Anglo American and the mining industry, as well as the opportunities the Group believes it can realise through its strategic choices. Page 67 describes how we assess the alignment and resilience of our portfolio, and the potential outcomes for mining profit pools and for our business, under both a 1.5°C and 2.5°C global warming scenario. Page 68 describes the transitional impacts we believe climate change will have on our business including the short, medium and long term risks and opportunities related to each of the products and commodities we produce. Pages 69–70 describe the physical risks our operations and host communities face, as well as our approach to adaptation. Pages 36–57 and page 69 describe the Group's portfolio strategy, planned simplification, and future growth strategy and how that has been influenced by both the threat of climate change and major demand trends including decarbonisation. Pages 62–63 describe the technological innovations being delivered across the Group to reduce energy and water consumption and pages 60–61 describe the efforts of our Marketing business to deliver products that help enable our customers to achieve their climate change ambitions. The principal risks related to climate change and water are described on page 103. **Sustainability Report 2024**: Pages 69–70 have more detail on the physical and adaptation climate risks facing our operations and host communities in the short, medium and long term, and our approach to them.	(d)

Recommended disclosures	References	CA 414CB
b) Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy, and financial planning.	**Summary:** Anglo American's strategy seeks opportunities in the metal and mineral needs of the future, including, critically, the impacts of climate change and the energy transition. The resilience of our portfolio to a changing climate also forms a key part of the Company's strategy. We draw on multiple sources to judge the contribution that individual assets would make to the portfolio under different climate scenarios, and, amongst other things, this informs the way that we allocate capital. **Integrated Annual Report 2024**: Pages 36–57 and page 65 describe the Group's portfolio strategy, planned simplification, and future growth strategy and how that has been influenced by both the threat of climate change and major demand trends including decarbonisation. Pages 62–63 describe the technological innovations being delivered across the Group to reduce energy and water consumption and pages 60–61 describe the efforts of our Marketing business to deliver products that help enable our customers to achieve their climate change ambitions. Pages 36–44 give more detail on our strategy to simplify our portfolio to focus on future-enabling product groups and future growth strategy. Page 65 describes our approach to capital allocation to achieve our carbon reduction targets, including the carbon pricing we use when appraising investment decisions. Pages 66–68 describe our approach to transition risk and explains how we believe Anglo American will remain resilient in a 1.5°C future. Pages 92–94 describe how broader sustainability considerations, including climate change, are embedded in our capital allocation decisions. **Sustainability Report 2024:** Page 62 explains the strategic principles that guide our portfolio choices and page 67 describes how we assess the resilience of our portfolio in a 1.5°C world. Page 62 also gives further details on the role we believe our products have to play in a low-carbon future. Pages 66–68 explain how we manage transition risks through portfolio evolution. Pages 69–71 have more detail on the physical and adaptation climate risks facing our operations and host communities in the short, medium and long term, and our approach to them.	(e)
c) Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario.	**Summary:** Anglo American's strategy seeks opportunities in the metal and mineral needs of the future, including critically the impacts of climate change and the energy transition. The resilience of our portfolio to a changing climate also forms a key part of the Company's strategy. We draw on multiple sources to judge the contribution that individual assets would make to the portfolio under different climate scenarios, and, amongst other things, this informs the way that we allocate capital. **Integrated Annual Report 2024:** Pages 67–68 describe the potential impacts of climate change on both Anglo American and the mining industry, as well as the opportunities the Group believes it can realise through its strategic choices. Page 67 describes how we assess the alignment and resilience of our portfolio, and the potential outcomes for mining profit pools and for our business, under both a 1.5°C and 2.5°C global warming scenario. Page 68 describes the transitional impacts we believe climate change will have on our business including the short, medium and long-term risks and opportunities related to each of the products and commodities we produce. Pages 69–70 describe the physical risks our operations and host communities face, as well as our approach to adaptation. Pages 36–57 and page 65 describes the Group's portfolio strategy, planned simplification, and future growth strategy and how that has been influenced by both the threat of climate change and major demand trends including decarbonisation. Pages 62–63 describe the technological innovations being delivered across the Group to reduce energy and water consumption and pages 60–61 describe the efforts of our Marketing business to deliver products that help enable our customers to achieve their climate change ambitions. Pages 36–57 give more detail on our strategy to simplify our portfolio to focus on future-enabling product groups and future growth strategy. Page 65 describes our approach to capital allocation to achieve our carbon reduction targets, including the carbon pricing we use when appraising investment decisions. Pages 92–94 describe how broader sustainability considerations, including climate change, are embedded in our capital allocation decisions. **Sustainability Report 2024:** Page 62 explains the strategic principles that guide our portfolio choices and page 67 describes how we assess the resilience of our portfolio in a 1.5°C world. Page 62 also gives further details on the role we believe our products have to play in a low-carbon future. Pages 66–68 explain how we manage transition risks through portfolio evolution. Pages 69–71 have more detail on the physical and adaptation climate risks facing our operations and host communities in the short, medium and long term, and our approach to them.	(f)

Risk management

Disclose how the organisation identifies, assesses and manages climate-related risks.

Recommended disclosures	References	CA 414CB
a) Describe the organisation's processes for identifying and assessing climate-related risks.	**Summary**: Our risk management processes embed climate change in the understanding, identification and mitigation of risk. **Integrated Annual Report 2024:** Pages 66–70 describe our approach to climate-related risk, including both transition and physical risks. Pages 95–103 describe the Group's risk identification process and has more detail on climate change and water, both considered principal risks. **Sustainability Report 2024:** Pages 66–71 describe our understanding, assessment and management of climate-related risks. Pages 66–68 explain how we manage transition risks through portfolio evolution. Pages 69–71 have more detail on the physical and adaptation climate risk facing our operations and host communities in the short, medium and long term, and our approach to them.	(b)
b) Describe the organisation's processes for managing climate-related risks.	**Summary:** Our risk management processes embed climate change in the understanding, identification and mitigation of risk. **Integrated Annual Report 2024**: Pages 66–70 describe our approach to climate-related risk, including both transition and physical risks. Pages 95–103 describe the Group's risk identification process and has more detail on climate change and water, both considered principal risks, and how we manage and mitigate those risks. Our Portfolio Simplification (pages 36–49) section and overview of our sustainability and technical competencies (pages 62–63) in this report provide detail on the strategic portfolio choices we have made and the technological innovations we are delivering across the Group to reduce energy and water consumption and mitigate the impacts of climate change. Pages 71–74 describe how we plan to decarbonise our operations, pages 74–75 explain the pathway to decarbonising our value chains. **Sustainability Report 2024**: Pages 66–71 describes our understanding, assessment and management of climate-related risks. Pages 64–65 describe the Board's climate change capability and give detail on the Group's climate-related governance, oversight and management structure, including the role of the Group's Climate Change Committee and the ELT. Pages 66–68 explain how we manage transition risks throughout our portfolio. Pages 69–71 have more detail on the physical and adaptation climate risks facing our operations and host communities in the short, medium and long term, and our approach to them.	(b)
c) Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation's overall risk management.	**Summary**: Our risk management processes embed climate change in the understanding, identification and mitigation of risk. **Integrated Annual Report 2024**: Pages 66–70 describe our approach to climate-related risk, including both transition and physical risks. Pages 95–103 describe the Group's risk identification process and have more detail on climate change and water, both considered principal risks, and how we manage and mitigate those risks. **Sustainability Report 2024**: Pages 66–71 describe our understanding, assessment and management of climate-related risks. Pages 64–65 describe the Board's climate change capability and give detail on the Group's climate-related governance, oversight and management structure, including the role of the Group's Climate Change Committee and the ELT. Pages 66–68 explain how we manage transition risks throughout our portfolio. Pages 69–71 have more detail on the physical and adaptation climate risks facing our operations and host communities in the short, medium and long term, and our approach to them.	(c)

Metrics and targets

Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities where such information is material.

Recommended disclosures	References	CA 414CB
a) Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process.	**Summary**: We use a range of metrics to assess climate-related risks and opportunities, including Scope 1, 2 and 3 GHG emissions and energy use. **Integrated Annual Report 2024**: Page 71 and page 74 show the metrics used by the Group when assessing climate-related risks and opportunities.	(h)
b) Disclose Scope 1, Scope 2, and, if appropriate, Scope 3 GHG emissions and the related risks.	**Summary**: We use a range of metrics to assess climate-related risks and opportunities, including Scopes 1, 2 and 3 GHG emissions and energy use. **Integrated Annual Report 2024**: Page 71 and page 74 show our Scope 1, 2 and 3 GHG emissions. Page 345 shows current and historical Scopes 1 and 2 emissions by business. **Sustainability Report 2024**: Page 75 provides more details on our Scope 3 GHG by each of the categories included in the Greenhouse Gas Protocol's methodology.	(g)
c) Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets.	**Summary**: We are targeting a 30% reduction in GHG emissions by 2030 on a 2016 baseline and have a goal to be carbon neutral across our operations for Scopes 1 and 2 emissions by 2040. Our ambition is to reduce our Scope 3 footprint by 50% against a 2020 baseline by 2040. **Integrated Annual Report 2024**: Pages 70–74 describe our climate-related goals and ambitions.	(g)

Streamlined energy and carbon reporting

	2024	2023	Commentary
Scope 1 emissions – Global	6.7	7.5	Measured in Mt CO_2e
Scope 2 emissions – Global	4.9	5.0	Measured in Mt CO_2e
Total Scope 1 and 2 emissions – Global	11.6	12.5	Measured in Mt CO_2e
Group emission intensity	6.0	6.2	Measured in tonnes CO_2e per tonne CuEq production
Scope 3 emissions – Global*	170.6281	166.7453	Measured in Mt CO_2e
Total Scope 1 and 2 emissions from UK-based entities	0.01	0.02	Measured in Mt CO_2e
Energy use from UK-based entities	89,674,234	131,476,718	Measured in kWh
Energy use – Global*	87	89	Measured in million GJ

* Global energy use is presented in million GJ as this is the measurement the Group uses internally. The equivalent energy use figure in kWh is 24,120,836,762 (2023: 24,723,511,650 kWh).

Further information:

Disclosure of our energy and Scope 1, 2 and 3 emission reduction targets can be found on page 64.

Disclosure of the principal energy efficiency initiatives deployed by the Group to meet those targets can be found on pages 65–75.

Methodologies used to calculate energy use and emissions data can be found on pages 332–333.

Assurance of data:

As a member of the International Council on Mining and Metals (ICMM), Anglo American is committed to obtaining specific assurance over specified assertions related to the Sustainability Report, including data related to GHG emissions and energy use.

IBIS ESG Consulting Africa (Pty) Ltd (IBIS) was commissioned by Anglo American to conduct an independent third-party assurance engagement in relation to its Sustainability Report for the year ended 31 December 2024. This data has been reproduced in the Anglo American plc Integrated Annual Report 2024.

See pages 127-128 of the Anglo American plc Sustainability Report 2024 for more details on the assurance process and conclusions.

▶ For more information, see our Sustainability Report 2024
angloamerican.com/sustainability-report-2024

Governance

This section of the Integrated Annual Report provides an overview of the means by which the Company is directed and controlled. The Board is there to support and challenge management and to ensure that we operate in a manner that promotes the long-term success of Anglo American. In this section we describe the ways in which we seek to achieve this.

Contents

Compliance with the UK Corporate Governance Code

The Board supports the principles and provisions of the UK Corporate Governance Code 2018 (the Code) issued by the Financial Reporting Council (FRC), which is available on the FRC's website (www.frc.org.uk). The principles and provisions of the Code have applied throughout the financial year ended 31 December 2024. It is the Board's view that the Company has complied throughout the year with the Code. The ways in which the Code has been applied can be found on the following pages:

Code section and where to find details

Section 1: Board leadership and company purpose
Further detail on how the Board promotes the long-term success of the Group is provided in the Strategic Report on pages 2–154. Relations with shareholders are described on page 177. For the ways in which the Board engages with its key stakeholders, see pages 16–19 of our Strategic Report and our Section 172 statement on page 25, and the Stakeholder engagement section on pages 175–177 of this report. Our whistleblowing programme is described on page 191.

Section 2: Division of responsibilities
Pages 158–165 give details of the Board and executive leadership and the Board governance structure.

Section 3: Composition, succession and evaluation
The work of the Nomination Committee, and the processes used in relation to Board appointments, is illustrated on pages 180–181. The findings of the externally facilitated effectiveness review of the Board and committees are described on pages 171–172.

Section 4: Audit, risk and internal control
The report of the Audit Committee is found on pages 182–191, with further detail on the Group's principal risks to the business in the Strategic Report on pages 98–103.

Section 5: Remuneration
The Group's remuneration policy and the report of the Remuneration Committee are found on pages 192–223.

The Governance report and Financial Statements form part of the Anglo American plc Integrated Annual Report for the year ended 31 December 2024 and should be read in conjunction with the Strategic Report of the Integrated Annual Report.

Chair's introduction

On behalf of the Board, I am pleased to introduce the Anglo American plc Governance report, in which we describe our corporate governance arrangements, the activities of the Board and its committees, and how the Board discharged its duties throughout 2024.

Board composition and succession

Board and senior leadership succession planning has continued to be one of our key focus areas in 2024. In line with our regular and ongoing review of Board composition, we strive to maintain the right balance of capabilities, experience, diversity and continuity required to sustain the Group's long-term success as we transform our portfolio.

In December 2024, we announced the appointment of Anne Wade as a non-executive director and member of our Audit and Sustainability committees from 1 January 2025. Anne brings a wealth of buy-side insights from her extensive career as a global asset manager and non-executive director across a number of industries including infrastructure and raw materials, with a focus on sustainability and responsible investing.

At the date of this report, five of the 11 Board directors are female, including our Audit Committee chair; two are historically disadvantaged South Africans; and six different nationalities are represented, bringing experience from all of our major regions, notably South America and southern Africa.

In 2024, we continued our focus on succession planning for executive leadership, to ensure the organisation has a strong and diverse talent pipeline to take up senior leadership roles in the future.

The operation of the Board in 2024

Our Board believes that robust governance is the cornerstone of maintaining shareholder and societal trust. Sustainability considerations are at the heart of our governance framework, guiding responsible business practices and ensuring the Group's long-term commercial success.

The Board gave serious consideration in 2024 to the unsolicited and highly conditional combination proposals from BHP, reviewing them in detail and unanimously rejecting each in turn. At the same time, the Board supported the management team's accelerated value delivery plans as being in the best interests of Anglo American's shareholders. The Board is actively engaged with the progress and implementation of these plans as part of its broader strategic oversight of the Group as it undergoes a period of transformational change that the Board believes will create a far more resilient and valuable business.

I believe director and Board site visits to be invaluable. They provide an opportunity for directors to learn more about the operations and understand the opportunities and challenges faced by the businesses in their local environments. Site visits are a key mechanism for the Board to directly engage with the workforce from a range of backgrounds and levels of seniority, and also present opportunities to meet with representatives from the communities in the countries we operate in. In 2024, I was delighted that, in September, the full Board was able to spend time at our premium iron ore operations at Minas-Rio in Brazil.



Robust governance is the cornerstone of maintaining shareholder and societal trust. Sustainability considerations are at the heart of our governance framework, guiding responsible business practices and ensuring long-term commercial success."

Stuart Chambers
Chair





Stuart Chambers in the operation control room at our Minas-Rio operation during the Board visit to Brazil in September 2024.

Board engagement with stakeholders

Stakeholder considerations are integral to our discussions at Board meetings and the decisions we make take into account potential impacts on stakeholders. Following our 2023 internal evaluation, the Board agreed one of its effectiveness priorities in 2024 was to focus its attention on further developing its understanding of stakeholder views, particularly those of our shareholders.

Our investor relations team leads the day-to-day interactions with investors and our key financial and sustainability audiences. Our chief executive, finance director and other senior executives host regular meetings with current investors, as well as potential shareholders, throughout the year. As chair, I continued to meet and engage with many of our major shareholders throughout 2024. The Board also recognises the importance of the AGM as an opportunity for shareholders to engage with the Board and provide feedback.

The Board continues to enthusiastically embrace the board-workforce engagement recommendations contained in the UK Corporate Governance Code. Anglo American's Global Workforce Advisory Panel currently comprises 12 employees drawn from across our business and is chaired by non-executive director Marcelo Bastos. To help facilitate the Board's oversight role in the evolution of the organisation's culture, the Panel enables the Board to better understand the views of the workforce, and how well the Group's Purpose, Values and desired culture are embedded. In 2024, the Panel met on three occasions, one of which was in person in South Africa, and we marked the fifth anniversary of our Panel's establishment and effective operation. On behalf of the Board, I thank Panel members for their ongoing commitment and look forward to the Panel's continued insights. In addition, during our Board visit to Brazil in 2024, the full Board was able to spend time with a wide range of employees in informal and formal settings.

Board effectiveness

Each year, the Board undertakes a rigorous review of its effectiveness and performance, and that of its committees and individual directors. At least every three years this is facilitated by an external third party that interviews the directors and executive leaders to form an objective opinion on the performance of the Board. In 2024, our review was externally facilitated. I am pleased to report that the overall conclusion of the external review is that the Board and committees continue to be effective and function well. The process used and the findings from the review are described later in this report.

▶ The outcomes of our Board effectiveness review are described on **pages 171–172** and our Board site visit is described on **pages 173–174**.

▶ For more information on the Panel and the ways in which we currently engage with our key stakeholders
 See pages 175–177

Committee governance

Starting on page 178, each Board committee chair presents a report on the activities of their committee during 2024. The effective and efficient operation of the committees and their interaction with the Board are vital to ensure that all matters receive the necessary attention in a timely manner. I am grateful to the members and the chairs of those committees in particular for their commitment and the work that they do throughout the year in this regard.

2025 Annual General Meeting

Our 2025 AGM will again be held as a hybrid meeting and shareholders will be welcome to attend, vote, raise questions and be heard both physically in the room and via the virtual platform. I look forward to engaging with as many of you as possible at the AGM, in person or virtually, and would encourage you to vote your shares even if you cannot attend in person, so that we gain a better understanding of the views of our shareholders as a whole.

Stuart Chambers
Chair

Directors



Stuart Chambers
Chair

Ⓝ Ⓢ

Qualifications: BSc (Applied Physics), PhD Business Administration, FIChemE
Appointed: 1 September 2017 and as Chair on 1 November 2017

Skills and experience

Stuart contributes to Anglo American significant global executive and boardroom experience across the industrial, logistics and consumer sectors.

Stuart served as chair of Travis Perkins plc from 2017 to 2021, and previously chaired ARM Holdings plc and Rexam plc until 2016. In his non-executive career, Stuart has served on the boards of Tesco PLC, Manchester Airport Group plc, Smiths Group plc and Associated British Ports Holdings plc.

Stuart's executive career included 13 years at Pilkington plc and its subsequent parent company Nippon Sheet Glass until 2010, in a number of executive roles and ultimately as chief executive of both companies. Prior to that, he gained 10 years of sales and marketing experience at Mars Corporation, following 10 years at Shell as a chemical engineer.

Key external appointments

A Visiting Fellow of Saïd Business School, Oxford University.

Nationality:	**Age:**
British	68



Duncan Wanblad
Chief Executive

Ⓢ

Qualifications: BSc (Eng) Mech, GDE (Eng Management), FREng
Appointed: 19 April 2022 as Chief Executive

Skills and experience

Duncan brings to the Board more than 30 years of global mining experience and a deep understanding of Anglo American, its culture and context.

Duncan leads the Executive Leadership Team (ELT), having served as a member since 2009, and is chair of De Beers. From 2016 to 2022, Duncan was Group Director – Strategy and Business Development, also serving as CEO of our Base Metals business from 2013 to 2019. Until 2022, he chaired the Anglo American Foundation.

Between 2009 and 2013, Duncan held the position of Group Director – Other Mining and Industrial, responsible for a global portfolio of mining and industrial businesses for disposal or turnaround to maximise shareholder value. He was appointed CEO of our Copper operations in 2008, prior to which he served as joint interim CEO of Anglo American Platinum in 2007 (having served on the board since 2004). From 2004 to 2007, Duncan was Executive Director of Projects and Engineering at Anglo American Platinum. Duncan began his career at Johannesburg Consolidated Investment Company Limited in 1990.

Key external appointments

None

Nationality:	**Age:**
South African	58



John Heasley
Finance Director

Qualifications: BA, CA

Appointed: 1 December 2023 as Finance Director

Skills and experience

John brings to Anglo American proven financial, strategic and commercial expertise, coupled with hands-on operational experience of supporting sustainable mining through technology.

John is a member of the ELT and is a director of De Beers. Prior to joining Anglo American in 2023, he was chief financial officer and an executive director at The Weir Group PLC, the FTSE 100 listed global engineering company providing engineering technologies to the global mining industry, a role held since 2016.

Prior to joining Weir in 2008, John served as group financial controller of Scottish Power plc, following his early career in professional services firms in audit, mergers and acquisitions, and corporate finance roles.

He is a member of the Institute of Chartered Accountants of Scotland.

Key external appointments

None

Nationality:	**Age:**
British	50

Committee member key

Ⓐ Audit Committee
Ⓝ Nomination Committee
Ⓡ Remuneration Committee
Ⓢ Sustainability Committee
● Chair of Committee
○ Member of Committee



Ian Tyler
Senior Independent Director

Ⓡ Ⓐ Ⓝ

Qualifications: BCom, ACA

Appointed: 1 January 2022 and as Senior Independent Director on 19 April 2022

Skills and experience

Ian contributes to Anglo American a wealth of boardroom and financial experience spanning a number of industrial sectors, including as chair of remuneration and audit committees.

Ian has previously served as chair of Affinity Water, Amey, Vistry Group plc (formerly Bovis Homes Group) and of Cairn Energy plc, and is a former non-executive director of BAE Systems plc, VT Group plc and Cable & Wireless Communications plc, amongst other non-executive board roles. Ian's senior executive career was at Balfour Beatty plc, a global infrastructure business, joining as finance director in 1996 and serving as chief executive from 2005 to 2013.

Key external appointments

Chair of Grafton Group plc, and a non-executive director of Synthomer plc. Ian also chairs BMT Group Ltd, a maritime-orientated consultancy.

Nationality:
British

Age:
64



Magali Anderson
Independent Non-executive Director

Ⓢ

Qualifications: Mech Eng

Appointed: 1 April 2023

Skills and experience

Magali brings to Anglo American highly relevant experience in capital intensive industries from an international executive career in operational, commercial and business transformation leadership roles, and a deep understanding of sustainability in its broadest sense.

Until September 2023, Magali was Chief Sustainability and Innovation Officer of Holcim Group, the Switzerland-based global building materials company. She joined Holcim in 2016, becoming Chief Sustainability Officer in 2019 and adding Innovation to her remit in 2021. During her Holcim tenure, Magali was a member of the advisory boards of industry organisations: Business for Nature, the MIT Climate and Sustainability Consortium, the World Green Building Council and the 50L Home Coalition on water efficiency; and Co-chair of the 2050 net zero work for the Global Cement and Concrete Association. Prior to joining Holcim, Magali spent the majority of her career with Schlumberger, holding operational line management positions including CEO, Angola and region head, Europe. Magali started her career as a field engineer on offshore oil rigs in Nigeria, beginning a 27-year career in oil and gas.

Key external appointments

A member of the supervisory board of Capitals Coalition, a not-for-profit, multi-stakeholder organisation.

Nationality:
French

Age:
57



Ian Ashby
Independent Non-executive Director

Ⓢ Ⓝ Ⓡ

Qualifications: B Eng (Mining)

Appointed: 25 July 2017

Skills and experience

Ian contributes to Anglo American substantial knowledge of the minerals industry across a wide range of commodities, combined with global operating, major projects and capital development experience.

Ian served as President of Iron Ore for BHP Billiton between 2006 and 2012, when he retired from the company. During his 25-year tenure with BHP Billiton, Ian held numerous roles in its iron ore, base metals and gold businesses in Australia, the US and Chile, as well as projects roles in the corporate office. He began his over 40-year mining career as an underground miner at the Mount Isa Mines base metals operations in Queensland, Australia.

Ian has previously served as chair of Petropavlovsk plc, and a non-executive director of Alderon Iron Ore Corp, Nevsun Resources Ltd, New World Resources PLC and Genco Shipping & Trading and IAMGOLD Corporation and in an advisory capacity with Apollo Global Management and Temasek.

Key external appointments

Independent director of Suncor Energy Inc.

Nationality:
Australian

Age:
67

Directors continued



Marcelo Bastos
Independent Non-executive Director

Ⓝ Ⓢ

Qualifications: MBA, BSc (Hons) Mech Eng

Appointed: 1 April 2019

Skills and experience

Marcelo contributes to Anglo American more than 35 years of operational and project experience in the mining industry across numerous commodities in South America, Australia, Africa and south east Asia. He is designated by the Board to chair and engage with Anglo American's Global Workforce Advisory Panel.

Marcelo served as chief operating officer of MMG between 2011 and 2017, responsible for the group's copper, zinc, silver, lead and gold operations, and sales and marketing. In this role, he also led the planning and development of the Las Bambas copper mine in Peru. Prior to MMG, Marcelo served as president and CEO of the BHP Mitsubishi Alliance joint venture (metallurgical coal), president of BHP's Cerro Matoso nickel operation in Colombia, president of nickel Americas, and president of Nickel West in Australia. He had a 19-year career at Vale until 2004 in a range of senior executive positions in Brazil. Marcelo is a former non-executive director of Golder Associates, Oz Minerals Ltd and Iluka Resources Ltd.

Key external appointments

Independent non-executive director of Aurizon Holdings Ltd and IGO Ltd.

Nationality: **Age:**
Brazilian / Australian   61



Hilary Maxson
Independent Non-executive Director

Ⓐ Ⓝ

Qualifications: MBA, B.S. (Applied Economics & Management)

Appointed: 1 June 2021

Skills and experience

Hilary contributes to Anglo American experience in business, spanning finance, the capital markets, energy transition and technology, gained across her executive career in the Americas, Europe, Africa and Asia.

Hilary is CFO of Schneider Electric and a member of its executive committee, based in Paris. She previously served as CFO of their largest business unit, Energy Management, having joined the company in 2017 as CFO of the Building and IT business, situated in Hong Kong. Prior to joining Schneider Electric, Hilary spent 12 years with the AES Corporation in a variety of finance, M&A and business development roles, based across the US, Cameroon and the Philippines, ultimately as CFO for Asia. Hilary began her career at Bank of America and Citigroup, in New York.

Key external appointments

None

Nationality: **Age:**
American   46



Hixonia Nyasulu
Independent Non-executive Director

Ⓝ Ⓡ

Qualifications: BA Hons

Appointed: 1 November 2019

Skills and experience

Hixonia contributes to Anglo American significant global board experience drawn from the natural resources, financial services and consumer industries.

Hixonia previously served as senior independent director of Vivo Energy plc, and a non-executive director on the boards of Sasol Ltd, including five years as chair, Nedbank Ltd, and Unilever plc. She is a former member of the board of AGRA and chaired the Africa Enterprise Challenge Fund, both not-for-profit organisations. Hixonia has also served as a member of the South Africa advisory board of JPMorgan and on the board of the Development Bank of Southern Africa. In 2004, Hixonia founded Ayavuna Women's Investments (Pty) Ltd, a female-controlled investment holding company. Prior to that, she ran T.H. Nyasulu & Associates, a strategy, marketing and research company, after starting her career at Unilever in South Africa. Hixonia was a founder member of the Advisory Group formed by the World Economic Forum to set up a community of global chairs.

Key external appointments

Independent non-executive director and vice chair of Olam Agri Holdings Pte. Ltd, and a non-executive director and senior independent director designate of SSE plc.

Nationality: **Age:**
South African   70

Committee member key

- Ⓐ Audit Committee
- Ⓝ Nomination Committee
- Ⓡ Remuneration Committee
- Ⓢ Sustainability Committee
- ● Chair of Committee
- ○ Member of Committee



Nonkululeko Nyembezi
Independent Non-executive Director

Ⓐ Ⓢ

Qualifications: MBA, MSc, BSc

Appointed: 1 January 2020

Skills and experience

Nonkululeko contributes to Anglo American great breadth of technical and strategic insights with a background in engineering and extensive experience spanning mining, steel, financial services and technology in South African and global organisations.

Until March 2024, Nonkululeko was chair of Macsteel Service Centres SA, a privately-held business. She was previously chair of JSE Limited and was formerly CEO of Ichor Coal N.V. She previously served as chair of Alexander Forbes Group, as a non-executive director on the boards of Old Mutual plc, Exxaro Resources, Universal Coal plc and Denel, and as CEO of ArcelorMittal South Africa. In her earlier career, Nonkululeko was chief officer of M&A for the Vodacom group and chief executive officer of Alliance Capital, the then local subsidiary of a New York-based global investment management company.

Key external appointments

Chair of Standard Bank Group.

Nationality:
South African

Age:
64

Appointed to the Board in January 2025



Anne Wade
Independent Non-executive Director

Ⓐ Ⓢ

Qualifications: MS (International Relations & Political Economy), BA
Appointed: 1 January 2025

Skills and experience

Anne contributes to Anglo American a wealth of buy-side insights from her career as a global asset manager, with a particular focus on infrastructure and raw materials, and extensive experience as a non-executive director across a number of relevant industries, with emphasis on sustainability and responsible investing.

Anne spent the majority of her executive career in the asset management industry, largely with Capital Group focused on infrastructure investment. During her 17-year career with Capital, she served as senior vice president and director. In her non-executive career, Anne has served on the boards of Holcim Ltd from 2013 to 2015, John Laing Group plc from 2015 to 2021, and Summit Materials, Inc from 2016 until February 2025.

Key external appointments

Chair of Man Group plc.

Nationality:
American / British

Age:
52

Leadership team
Executive Leadership Team members



Duncan Wanblad
Chief Executive

Member since: October 2009



John Heasley
Finance Director

Member since: December 2023

▶ For full biographical details
of the executive directors
See page 158



Alison Atkinson
Projects &
Development Director

Qualifications: BEng (Hons) (Civil Engineering) FREng
Member since: May 2023

Skills and experience
As Projects & Development Director, Alison leads Projects, Carbon and Innovation at Anglo American.

Prior to joining Anglo American in 2023, Alison was CEO of AWE plc from 2020-23. Alison joined AWE in 2005 and fulfilled a number of senior roles, delivering multi-billion dollar infrastructure projects and technology programmes. AWE assures, designs, manufactures, and assembles capabilities and products that support the UK's nuclear defence programme. Prior to AWE, Alison spent 14 years at Halcrow, managing a wide variety of capital projects in the UK and overseas in both the public and private sectors.

Alison is a Fellow of the Royal Academy of Engineering and a Chartered Civil Engineer. She is also a non-executive director of Kier Group plc and chair of its safety, health and environment committee.



Monique Carter
People &
Organisation Director

Qualifications: BA (Hons), MCIPD
Member since: June 2023

Skills and experience
As People & Organisation Director, Monique leads people-related disciplines across the Group, including Culture and Learning, Performance and Reward, and Talent Development.

Prior to joining Anglo American in 2023, Monique served as EVP People & Organisation for Novo Nordisk. Her global career experience spans engineering, chemicals, manufacturing and retail. Monique was Group HR Director at GKN, following a number of senior HR roles at AkzoNobel and ICI.

Monique is a chartered member of the Chartered institute of Personnel and Development and on the steering committee of The FTSE Women Leaders Review.



Al Cook
CEO of De Beers

Qualifications: M.A. Hons (Natural Sciences)
Member since: February 2023

Skills and experience
As CEO of De Beers, Al is responsible for its strategy and operations from mines to retail stores.

Prior to joining the Group in 2023, Al was EVP of exploration and production international for Equinor, with responsibility for its businesses in 12 countries around the world.

Al previously held the role of EVP for global strategy and business development at Equinor, where he developed a net zero strategy and reshaped its portfolio for the energy transition. He joined Equinor after a 20-year career at BP, which included operational roles offshore, leadership of the Southern Corridor gas project and chief of staff to the CEO. Al is a trustee of The Power of Nutrition, an independent charitable foundation. He is a Fellow of the Geological Society and the Energy Institute.



Matt Daley
Technical &
Operations Director

Qualifications: BEng (Mining) Hons, PgDip (Fin)
Member since: January 2023

Skills and experience
As Technical & Operations Director, Matt leads our Discovery & Geosciences, Engineering & Maintenance, Information Management, Mining, Processing, Supply Chain, and Safety, Health & Environment disciplines.

Prior to joining Anglo American in 2017 as Group Head of Mining, Matt was the Executive General Manager for Glencore Canada and non-executive director on the board of PolyMet Mining. He previously worked for Xstrata and Minera Alumbrera, starting his career with Mount Isa Mines in Queensland, Australia.

Matt is a mining engineer with more than two decades of underground, open cut, smelting, refining, project and commodity trading experience around the world.



Ruben Fernandes
Regional Director,
Americas

Qualifications: MBA, MSc (Metallurgical Engineering)
Member since: March 2019

Skills and experience
As Regional Director for the Americas, Ruben is responsible for ensuring safe and responsible operations, optimising performance, future options and commercial value across the Americas, including the Group's operational footprint in Brazil, Chile and Peru.

Prior to starting this role in 2023, Ruben served as CEO of Base Metals and CEO of Anglo American in Brazil.

Ruben joined Anglo American in 2012, and was previously head of mining at Votorantim Metals in Brazil. Between 2009 and 2011, he was COO at Vale Fertilizers and CEO of Kaolin Companies – Pará Pigments and Cadam – two subsidiaries of Vale, between 2007 and 2009, and held various analysis, marketing and project roles in Vale's Base Metals business which he joined in 1999.



Tom McCulley
CEO of Crop Nutrients

Qualifications: B.S. (Accounting)
Member since: October 2022

Skills and experience

As CEO of Crop Nutrients, Tom is responsible for the safe delivery of the Woodsmith project, aligned with the successful development of the market for, and premium value of, the mine's polyhalite fertiliser product.

Prior to starting this role in 2022, Tom served as CEO of Anglo American in Peru and Group Head of Projects.

Tom joined Anglo American in 2015 and previously held several senior global roles at Newmont, including VP of Investment and Value Management and VP of Discovery and Development Planning and Services. Tom began his career at Fluor Corporation in international oil & gas and mining projects, developing his full project lifecycle expertise.



Themba Mkhwanazi
Regional Director,
Africa & Australia

Qualifications: B Eng (Chemical) Hons
Member since: August 2019

Skills and experience

As Regional Director for Africa & Australia, Themba is responsible for ensuring safe and responsible operations, optimising performance, future options and commercial value across Africa and Australia.

Prior to starting this role in 2023, Themba served as CEO of Bulk Commodities, CEO of Kumba Iron Ore and CEO for Anglo American's Thermal Coal business in South Africa.

Themba joined Anglo American in 2014 and was previously managing director for Huntsman Tioxide in South Africa until 2007 when he was appointed COO of Richards Bay Minerals, a joint venture between Rio Tinto and BHP. In 2011, he was seconded to Rio Tinto's Australian coal business, before becoming regional general manager for the Americas. Themba is a Vice President of the Minerals Council of South Africa.



Helena Nonka
Strategy &
Sustainability Director

Qualifications: M.A. Hons, LL.M
Member since: October 2022

Skills and experience

As Strategy & Sustainability Director, Helena leads Business Development, Portfolio Management, Social Impact, Strategy, and Sustainability disciplines.

Prior to joining Anglo American in 2022, Helena was EVP corporate development for Norsk Hydro ASA, leading strategy, business development, sustainability, technology and innovation, and operating model work.

Helena's global career spans more than 20 years in the natural resources industry, professional services, consulting, and academia across Europe, Asia and North America, including global head of new business for natural resources at SGS and several global senior commercial leadership roles at Rio Tinto, including leading corporate strategy.



Richard Price
Legal & Corporate
Affairs Director

Qualifications: LL.B, BA (Hons)
Member since: May 2017

Skills and experience

As Legal & Corporate Affairs Director, Richard leads Legal, Government & International Relations, Communications, Company Secretarial and Security. He also serves as Group Company Secretary of Anglo American plc.

Prior to joining Anglo American in 2017, he was a partner at law firm Shearman & Sterling, working across EMEA, Asia and North America. In private practice, Richard acted for clients across the metals, mining, energy and financial services sectors, assisting with complex financing, corporate and compliance matters.

A champion for diversity, equity and inclusion in the legal profession, Richard was one of the founders and serves as chair of General Counsel for Diversity & Inclusion.



Matt Walker
CEO of Marketing

Qualifications: Bsc (Hons), CA
Member since: December 2023

Skills and experience

As CEO of Marketing, Matt is responsible for optimising the value of the Group's products in the market through the implementation of effective sales and trading strategies.

Prior to taking up this role in 2023, Matt was Group Head of Corporate Finance, leading capital allocation and integrated planning, as well as the M&A transaction team. Between 2019 and 2021, he served as Group Treasurer responsible for the Group's bank and debt market funding.

Matt joined Anglo American in 2007 and has held a number of senior finance and other roles across the Group, including as CFO of our Copper business in Chile.

Board governance framework

The Board, through its role in setting the tone from the top, provides leadership to the Group and is collectively responsible for promoting and safeguarding the long-term success of the business. The Board is supported by a number of committees, to which it has delegated certain powers.

The role of these committees is summarised opposite, and their membership, responsibilities and activities during the year are detailed on pages 178–223.

Some decisions are sufficiently material that they can only be made by the Board as a whole. The schedule of 'Matters Reserved for the Anglo American plc Board', and the committees' terms of reference, explain which matters are delegated and which are retained for Board approval; these documents can be found on the Group's website.

Executive structure

The Board delegates executive responsibilities to the chief executive, who is advised and supported by the Executive Leadership Team (ELT) and ELT sub-committees on the critical business matters required to shape the Group. The ELT comprises the chief executive, regional directors and Group directors of corporate functions, including the company secretary. The names of the ELT members, their roles and biographical details appear on pages 162–163.

Board composition

At the date of this report, the Board comprises 11 directors: the chair, two executive directors (our chief executive and our finance director) and eight independent non-executive directors. The roles of our directors are summarised opposite, alongside the divisions of responsibility between the chair, the executive and non-executive members of the Board.

There were no changes to the composition of the Board in 2024. As announced in December, Anne Wade joined the Board as an independent non-executive director on 1 January 2025.

The broad range of skills and experience that our Board members contribute to the long-term sustainable success of the Group are set out on pages 158–161. The Board is supported by the legal & corporate affairs director who also serves as the Group company secretary.

There is a clear separation of responsibilities at the head of the Company between the leadership of the Board (the responsibility of the chair) and the executive responsibility for leadership of the Company's business (the responsibility of the chief executive).

Independence of the non-executive directors

At the date of this report, almost three-quarters of the Board are independent non-executive directors. The Board determines all the non-executive directors (other than the chair) to be independent of management and free from any business or other relationship which could interfere materially with their ability to exercise independent judgement. The UK Corporate Governance Code (the Code) does not consider a chair to be independent due to the unique position the role holds in corporate governance.

Stuart Chambers met the independence criteria contained in the Code when he was appointed as chair of the Board in 2017.

To ensure the continued effectiveness of the Board, the chair and the non-executive directors meet without the executive directors present several times a year. The chair also meets regularly with each of the non-executive directors. The senior independent director (SID) engages with the other non-executive directors without the chair present, at least annually, to appraise the chair's performance. In 2024, Ian Tyler, as the SID, met with the non-executive directors on one such occasion.

Time commitment and external appointments

The Nomination Committee conducts an annual review of the time commitment expected from each of the non-executive directors and affirms that the directors devote the requisite time to meet the expectations of their role. In making this assessment, the Nomination Committee considers directors' attendance at Board and committee meetings, their external positions, and the chair is asked to comment on their individual performance as part of the Board's effectiveness review. Overall, a minimum expected time commitment of 30 days per annum is set out in the non-executive directors' letters of appointment; however, the SID and committee chairs devote more time as required by their roles. The anticipated annual time commitment expected from the chair of the Board is the equivalent of two to three days per week in the normal course of business. Directors are expected to prepare for and attend Board and committee meetings as relevant, a full day Board strategy meeting, the AGM and at least one operational site visit annually.

The Board acknowledges that non-executive directors have business interests other than those of the Company. Prior to their appointment to the Board, non-executive directors are required to declare any directorships, appointments and other business interests to the Company in writing. Non-executive directors are required to seek the approval of the chair, chief executive and Group company secretary, on behalf of the Board, before accepting additional significant commitments that might be a potential conflict of interest or affect the time they are able to devote to their role. New appointments are then reported to the full Board.

Currently, only one of the non-executive directors holds more than two external board appointments. The Nomination Committee has considered these external commitments, taking into account the time commitment required for each role, and is satisfied they do not impact the individual Board members' ability to discharge their responsibilities fully and effectively.

Executive directors are required to seek approval from the Board, following consideration by the Nomination Committee, before accepting an external directorship. The Board would not normally permit an executive director to hold more than one external non-executive directorship in a FTSE 100 company (or other equivalent publicly quoted company), nor the chair role of any such company.

Roles of the Directors

Chair

Stuart Chambers leads the Board, ensuring it works constructively as a team. His main responsibilities include: chairing the Board and the Nomination Committee and setting their agendas; Board composition and succession planning; providing support and counsel to the chief executive and his team; promoting the highest standards of integrity and governance; facilitating effective communication between directors; effective dialogue with shareholders and other stakeholders; and acting as ambassador for the Group.

Senior Independent Director (SID)

Ian Tyler serves as the Board's SID. He acts as a sounding board for the chair and as an intermediary between the other directors. The SID leads the annual review of the performance of the chair and is available to shareholders on matters where the usual channels of communication are deemed inappropriate.

Independent Non-executive Directors (NEDs)

The role of the NEDs is to support, constructively challenge, and provide advice to executive management; effectively contribute to the development of the Group's strategy; scrutinise the performance of management in meeting agreed goals; and monitor the delivery of the Group's strategy.

Chief Executive

Duncan Wanblad manages the Group. His main responsibilities include: executive leadership; formulation, implementation and delivery of the Group's strategy as agreed by the Board; approval and monitoring of business plans; organisational structure and senior appointments; business development; and stakeholder relations.

Finance Director

John Heasley leads the global finance function and supports the chief executive in formulating, implementing and delivering the strategy in relation to the financial and operational performance of the Group.

The Board of Directors

Board Committees

Audit Committee
Oversight of financial reporting, audit, internal control and risk management.

▶ For more information
See pages 182–191

Nomination Committee
Responsible for Board composition, appointment of directors and ensuring effective succession planning for the Board and senior management.

▶ For more information
See pages 180–181

Remuneration Committee
Determines the remuneration of executive directors, the chair and senior management, and oversees remuneration policy for all employees.

▶ For more information
See pages 192–223

Sustainability Committee
Oversees management of sustainability issues, including safety, health, environment, climate change and social performance.

▶ For more information
See pages 178–179

Chief Executive

Executive Leadership Team
Principal executive committee. Responsible for formulating strategy, monitoring Group performance, setting targets/budgets and managing the Group's portfolio.

| Corporate Committee | Investment Committee | Marketing Risk Committee | Operational Committee | Projects & Development Committee |

Board diversity policy statement: gender and ethnicity targets

The Board is committed to ensuring that it has the right balance of skills, experience and diversity, and reflects the global reach of the Group, its employees and major markets. The Board strongly supports the targets of the FTSE Women Leaders and Parker reviews on gender and ethnic diversity. In support of these aims, in leading search processes to appoint new directors, the Nomination Committee retains the services of executive search firms that are accredited under the UK Government's Standard Voluntary Code of Conduct for Executive Search Firms.

At the date of this report, five (45%) of the 11 directors are female and two (18%) identify as minority ethnic. Six different nationalities are represented, bringing experience from all of Anglo American's major regions. A substantial majority of the Board have a nationality or place of origin outside the UK. Throughout 2024, the Company continued to meet the targets in the UK Listing Rules on having at least 40% female representation on its Board, and at least one director from a minority ethnic background.

The Company does not currently meet the UK Listing Rule target that at least one of the senior positions on its Board (defined under the Listing Rules as the chair, chief executive, senior independent director or chief financial officer) is held by a woman. Appointments to the Board are made on merit following rigorous search processes, ensuring the overall composition of the Board and all its committees continues to reflect an appropriate mix of capabilities, experience and diversity (of gender, ethnicity, nationality, age and perspectives). In considering succession plans for these four positions, due attention will be given to this target. We are confident that future appointments will, as a whole, continue to support the Board's diversity aims.

The broad range of skills and experience and the diversity of our Board as at the date of this report are illustrated below. The composition of our Board committees, as shown throughout this report, reflects the overall broad diverse make-up of our Board.

The additional diversity data required under the UK Listing Rules for the year ended 31 December 2024 is set out on page 181.

Board composition



Gender diversity

- Male (55%)
- Female (45%)

Board nationality or place of origin

- British
- South African
- American
- Australian
- French
- Brazilian



Balance of independent Non-executive and Executive Directors

- Independent Non-executive
- Chair (independent on appointment)
- Executive

Tenure of the Non-executive Directors (including Chair)

- 0-3 years
- 3-6 years
- 6-9 years

Board experience and capabilities



Professional experience

Mining	45%
Large project management	45%
Construction in natural resources sector	45%
Finance	64%
Marketing (downstream) or commodity trading	55%
Sustainability, including safety, health, environment	100%
Digital technology and innovation	45%
Climate change, clean energies, decarbonisation	36%
External quoted boardroom experience	73%
Previous chief executive	45%
Capital markets, M&A and investor perspective	64%

Regional experience

North America	82%
Southern Africa	55%
China	55%
South America	45%
Australia	27%
India	9%

Board operations

Board information and support

All directors have full and timely access to the information required to discharge their responsibilities fully and effectively. They have access to the advice and services of the Group company secretary and his team, other members of the Group's management and employees, and external advisers. Directors may take independent professional advice in the furtherance of their duties, at the Company's expense.

Where a director is unable to attend a Board or committee meeting, they are provided with all relevant papers and information relating to that meeting and encouraged to discuss issues arising with the chair, the respective committee chairs and other Board and committee members.

All non-executive directors are provided with access to papers for each of the Board's committees, including those who do not serve as members of those committees. Non-executive directors regularly attend meetings of the Board's committees they do not serve on, at the invitation of the respective committee chair. Each of the committee chairs reports to the full Board after each committee meeting on the matters discussed at their respective committee meetings.

Board induction and development

The Board recognises the importance of director education and ongoing development. Following appointment, and as required, all directors receive orientation and development opportunities appropriate to their level of experience and knowledge. This includes the provision of a comprehensive and formal induction programme tailored to the director's experience and background, individual briefings with ELT members and their teams to provide newly appointed directors with information about the Group's business, culture and values, meetings with external advisers, site visits and other relevant information to assist them in effectively performing their duties and contributing to Board discussions and decision making.

Throughout the year, the non-executive directors undertake in-depth briefings with management and subject matter experts on specific topics.

In addition to scheduled Board operational site visits, non-executive directors are expected to spend time at the Group's operations to meet management and members of the workforce.

Board and committee meetings in 2024 – frequency and attendance of members

The table below shows the attendance of directors at meetings of the Board and committees during the year. Attendance is expressed as the number of meetings attended out of the number eligible to attend.

	Independent	Board scheduled[1]	Board ad hoc[1]	Board Strategy	Audit	Nomination[2]	Remuneration[3]	Sustainability[4]
Stuart Chambers	n/a	6/6	8/8	1/1	—	4/4	—	4/4
Duncan Wanblad	No	6/6	8/8	1/1	—	—	—	4/4
John Heasley	No	6/6	8/8	1/1	—	—	—	—
Magali Anderson	Yes	6/6	8/8	1/1	—	—	—	4/4
Ian Ashby	Yes	6/6	8/8	1/1	—	4/4	5/5	4/4
Marcelo Bastos[5]	Yes	5/6	8/8	1/1	—	4/4	—	3/4
Hilary Maxson	Yes	6/6	8/8	1/1	4/4	4/4	—	—
Hixonia Nyasulu[6]	Yes	6/6	7/8	1/1	—	4/4	5/5	—
Nonkululeko Nyembezi	Yes	6/6	8/8	1/1	4/4	—	—	4/4
Ian Tyler	Yes	6/6	8/8	1/1	4/4	4/4	5/5	—

[1] The number of Board meetings included six scheduled meetings and eight ad hoc meetings, convened to address urgent matters outside of the routine annual Board calendar.
[2] All the independent non-executive directors were invited to attend the Nomination Committee meeting in December, at the invitation of the chair, where the topic of discussion was non-executive succession planning. Attendance of the non-Nomination Committee members is not reflected in the table above.
[3] The number of Remuneration Committee meetings included four scheduled meetings and one ad hoc meeting to consider executive remuneration.
[4] All the independent non-executive directors have a standing invitation to attend Sustainability Committee meetings, at the invitation of the committee chair. Attendance of the non-committee members is not reflected in the table above.
[5] Marcelo Bastos was unable to attend the scheduled Board meeting on 30 April and the Sustainability Committee meeting on 1 May 2024 for medical reasons.
[6] Hixonia Nyasulu was unable to attend one of the ad hoc Board meetings in May 2024 due to the meeting being convened at short notice and conflicting with a longstanding prior commitment. Ahead of the meeting, Hixonia confirmed her support for the proposals under consideration.

Highlights

– In May 2024, non-executive directors Ian Ashby and Magali Anderson visited our Woodsmith project in north east England.

– In July 2024, Marcelo Bastos, non-executive director and chair of Anglo American's Global Workforce Advisory Panel, chaired an in-person meeting of the Panel at the Group's corporate office in Johannesburg.

– In September 2024, the Board held one of its scheduled meetings at our country office in Belo Horizonte, Brazil, and visited our Minas-Rio premium iron ore operation.

– Following her appointment as an independent non-executive director in January 2025, Anne Wade has commenced a tailored and comprehensive onboarding programme, including meetings with the Group's senior leaders and key external advisers.

▶ Further details of the Board's visit to Brazil can be found on **pages 173–174**
▶ For more information on how our Board engages with employees, see **pages 175–176**

Board activity

The Board is responsible for the overall conduct of the Group's business, its strategic direction and its organisational culture, ensuring these are aligned to our Purpose and Values. The chair is responsible for setting the agenda. The agenda of matters discussed by the Board in 2024 is described and explained below.

The Board is scheduled to meet at least six times a year but meets more often when circumstances warrant this. In 2024, the Board held six scheduled meetings and eight special purpose meetings were convened to address urgent matters outside of the routine annual Board calendar. In addition to the scheduled Board meetings, the Board dedicates a full meeting to the discussion of the Group's strategy, addressing critical short, medium and long-term issues. This augments the discussion of strategic topics at every Board meeting. Annually, the leaders and regional directors of the Group's businesses present to the Board in some depth on the key aspects of their business. In between meetings, the Board receives regular updates from the chief executive on operational and business performance, and engages with senior management on specific topic briefings.

Principal activities during the year

Topic and link to pillars of value	Activities | Outcomes/decisions
Safety and health Fatal incidents, total recordable injury frequency rate, health and medical incidents ▶ Further reading pages 31–35 	Safety is the most critical area of focus for the Board and the first topic discussed at Board meetings. The causes of fatal incidents and those causing injury were examined in detail by the Sustainability Committee and the findings discussed with the Board. Management performance in reducing safety incidents was monitored throughout the year. The Board continued to monitor the operational and technical innovation initiatives that have the potential to positively impact the Group's safety performance and make mining safer and more sustainable. The Sustainability Committee considered operational excellence in safety and how Visible Felt Leadership (VFL) is embedded across the business. Rigorous and unremitting focus on oversight of safety performance.
People Inclusion and diversity, talent and performance management, employee engagement ▶ Further reading pages 88–91	People are at the heart of the business and the Board is focused on creating an inclusive and diverse working environment and culture that encourages and supports high performance and innovative thinking. The Board was updated on progress made on Group initiatives to increase female representation and ethnic diversity in the organisation, and ensuring the overall diversity of our talent pipeline. The Board discussed succession plans for senior leadership roles, the health of the Group's talent pipeline and approach to talent management. The Board was updated on the implementation of the Group's revamped approach to performance leadership, aimed at creating the conditions for delivering a high-performance culture at Anglo American. The Board received feedback on discussions and outcomes of three meetings of the Global Workforce Advisory Panel, chaired by one of the independent non-executive directors and participated in formal and informal engagements with a wide range of employees during the Board's site visits. Considered the health of the succession pipeline for senior leadership. Provided input into the topics of discussion for the Global Workforce Advisory Panel.

Topic and link to pillars of value	Activities | Outcomes/decisions
Environment Environmental incidents, energy and climate change, water availability and rehabilitation ► Further reading pages 62–78 	The Board reviewed the steps taken by management to reduce energy and natural resource consumption, and key projects and technologies contributing to energy transition. Climate-related activities, energy efficiency targets and decarbonisation strategies were considered during the year by the Board and the Sustainability Committee. The Board discussed delivery of the Group's carbon reduction pathways and progress on achieving our 2030 and 2040 carbon reduction targets. The Board considered initiatives towards achieving renewable energy in the Group's operations. The Board received updates on the refresh of the Group's Sustainable Mining Plan under way to reflect the Group's future portfolio composition as announced in May 2024. The Board received updates on the Group's conformance and disclosure against the Global Industry Standard on Tailings Management for the Group's managed tailings storage facilities, the ongoing risk measures and dam safety monitoring. After the suspension of production at its Grosvenor mine following a localised ignition event in June 2024, the Board received updates on the emergency response and safe evacuation of workforce, and the comprehensive engagement with local, regional and national stakeholders. The Board approved: – Additional project execution capital for the ultra high dense media separation (UHDMS) processing technology project at Kumba Iron Ore's Sishen mine. – Additional funding (Anglo American's share) for the remaining construction of the Collahuasi desalination plant in Chile.
Socio-political Social incidents and performance, government, media, investor and stakeholder relations ► Further reading pages 78–84 	The Board receives updates on key geopolitical developments in the Group's operating jurisdictions, significant social incidents, and briefings from the Group heads of investor relations and of corporate affairs, at meetings throughout the year. Feedback from meetings held between executive leaders and institutional investors is communicated to the Board. Board members engaged directly with local community representatives during their site visit in 2024 to Brazil. External insights from expert speakers on global geopolitics, and the political and macro-economic environment in Brazil, were shared with the Board during the year. The chief executive and business leaders updated the Board on engagement with the governments of host countries and on local community dialogue. The Board was briefed by management on feedback following the Group's two sustainability performance updates held in 2024.
Economic outlook and commodity price Macro-economic environment and commodity price outlook ► Further reading pages 20–49 	The Board received briefings from internal teams on trends in relevant areas and likely scenarios for global economic growth. The Board received regular updates on commodity markets from Marketing leadership. The Board received in-depth briefings from the Strategy team on the Group's commodity price outlook.
Operations Operational performance by each business and progress of key projects ► Further reading pages 112–144   	The Board received detailed updates on the operational performance, strategy, safety and sustainability performance, people, technological innovation, and key risks of its businesses. The Board was updated throughout the year on the progress of the Crop Nutrients Woodsmith project, Sishen Koketso UHDMS processing technology project and the PGMs' Der Brochen project. The Board approved: – The acquisition and integration of the contiguous Serra da Serpentina high-quality iron ore resource owned by Vale SA into Anglo American's Minas-Rio mine in Brazil. – Additional funding for the Mototolo/Der Brochen life-extension project.

Topic and link to pillars of value | Activities | Outcomes/decisions

Financial

Key financial measures, liquidity and balance sheet strength, cost improvements, dividend

► Further reading pages 92–94



The Board monitored financial performance and discussed progress against the annual budget and five-year plan. Liquidity strategy and balance sheet strength were reviewed.

The Board and Audit Committee considered the Group's dividend policy.

Recommended the 2023 final dividend (approved at the 2024 AGM) and approved the 2024 interim dividend.

The Board approved:

– The Group's 2025 budget, incorporating capital expenditure for critical projects

– A mandate to enable the issuance of bonds in 2024, and the one-year extension of the Group's $4.7 billion revolving credit facility.

Strategy

Portfolio outlook, progress on critical tasks and long-term strategic pathways

► Further reading pages 10–91



The Board considered strategic issues at every meeting in 2024, and held a full day dedicated strategy meeting. The Board discussed progress towards delivery of the Group's strategic priorities of operational excellence, portfolio simplification and growth, supported by a set of strategic enablers; customer solutions, reputation, sustainability, technical competencies and culture. Asset level strategies were considered by the Board in 2024.

The Board considered accelerated value delivery plans and actively engaged with the progress of these plans in accordance with its broader strategic oversight of the Group as it undergoes a period of transformational change to create a far more resilient and valuable business that is set up to fulfil its full value and growth potential.

Gave serious consideration to unsolicited and highly conditional combination proposals from BHP, reviewing them in detail and unanimously rejecting each in turn.

Key decisions made during the year in support of the Group's pathways to carbon neutrality.

The Board approved:

– The Group's critical strategic objectives.

– Plans to implement a number of major structural changes to accelerate delivery against the Group's strategic priorities, and continued oversight of execution of the portfolio strategy.

– The sale of the entirety of the Group's steelmaking coal business for up to $4.8 billion in aggregate gross cash proceeds.

– Two accelerated bookbuild offerings of Anglo American Platinum shares.

Board governance

Reports from committees, legislative and regulatory compliance, succession planning

► Further reading pages 155–223



Each of the committee chairs reported on their respective meetings. Reports were received on the Group's compliance with relevant legislation and regulation, and any actions needed to respond to recent developments.

The Board received updates on material litigation across the Group. The Audit Committee chair provided an update on material whistleblowing reports.

The Board undertook a rigorous, externally facilitated review of its effectiveness and that of its committees and individual directors.

The Board and Nomination Committee reviewed the Board's composition, diversity and succession plans for non-executive and executive directors, and senior leadership.

The Board received updates on regulatory developments, including changes to the UK Corporate Governance Code and the new UK listing regime.

Approved the appointment of Anne Wade as a non-executive director and member of the Audit and Sustainability committees from 1 January 2025.

The chair and executive directors approved increases to the non-executive directors' fees for 2024.

Agreed Board effectiveness priorities for 2024.

Approved Anglo American's 2024 Modern Slavery Act statement.

Board effectiveness in 2024

Each year, the Board undertakes a rigorous review of its own effectiveness and performance, and that of its committees and individual directors. Undertaking regular reviews increases the Board's effectiveness and allows it to identify areas for improvement. At least every three years, the review is externally facilitated. In 2024, an external review was undertaken. The process for how the review was conducted and its findings are illustrated on the following pages.

The last externally facilitated Board effectiveness review was undertaken in 2021, the results of which were reported in the 2021 Integrated Annual Report. In 2022 and 2023, the Board conducted internal reviews, the details of which were reported in the respective Integrated Annual Reports. To allow the Board and its committees to judge progress over the past three years, the reviews explored similar areas on each occasion.

2024 Board effectiveness review process

The 2024 review was facilitated by Lintstock Ltd. Lintstock is an advisory firm that specialises in board reviews. One of the Group's UK companies uses Lintstock's insider list database tool and it has no other connection to the Company or its individual directors. The Nomination Committee, on behalf of the Board, oversaw the process for appointing Lintstock to facilitate the 2024 review.

1. Scoping and tailoring

In Q3 2024, Lintstock engaged with the chair and company secretary to agree the scope and objectives of the review. As well as covering core aspects of governance, such as Board information, composition and dynamics, the review considered people, strategy and risk areas relevant to the performance of the Group. The review had a particular focus on the priorities for the Board ahead of a pivotal year for the business, the Board's strategic alignment, and access to external insights.

2. Observation and survey completion

In December, Lintstock partners observed a Board meeting and reviewed relevant materials. Board members and executives completed bespoke surveys assessing the performance of the Board and each of its committees. Each director also completed a self-assessment of their own performance.

3. Interviews

In January 2025, in-depth interviews were conducted by two Lintstock partners. In addition to the Board, the review team interviewed five members of the Executive Leadership Team (ELT), as well as the lead external audit partner and key external advisers, to gain a broader perspective of the Board's work. The findings from the survey stage enabled Lintstock to focus discussions on the priorities for each interviewee.

4. Analysis and delivery of reports

Lintstock analysed the findings from the surveys and the interviews and delivered focused reports documenting the findings, including a number of recommendations to increase effectiveness. The chair received a report with feedback on individual directors' performance. To complement the review process, the chair holds regular one-to-one meetings with each of the directors.

5. Board discussion

In February, Lintstock's findings were shared with the chair, and discussed at a Board meeting. Taking account of the findings from the review, the Board considered and agreed priority effectiveness areas for 2025. Action plans to address the findings of the review will be monitored during 2025.

Key findings from the review

The 2024 review affirmed that the Board has provided effective stewardship through a significant year for the Company, is well-functioning and is well placed to oversee the next phase of the Group's development. The Board benefits from strong dynamics and effective engagement with the ELT, and there is a high level of interaction between the non-executive directors and the business. The site visit to Brazil received excellent feedback and will serve as a model for the future. The Board believes that meetings are well managed, with high levels of participation from all Board members, underpinned by insightful reporting from management and strong facilitation by the chair.

The review of the chair's performance was led by the senior independent director (SID) and the results discussed at a meeting of the non-executive directors without the chair present. The SID had engaged with the executive directors separately as part of this review. The directors were unanimous in commending the chair on his effective leadership of the Board, noting that he fosters an open and supportive culture that facilitates the contribution of each member and had provided strong and effective leadership during a challenging year. It is the directors' view that the chair continues to have an appropriately strong, constructively challenging, and supportive relationship with the chief executive and his leadership team.

Actions taken in 2024 to address the areas identified by the Board as effectiveness priority areas following the 2023 internal review are summarised below:

Strategy	People	Stakeholder engagement	External insights
Areas identified for action			
Evolve the Board's focus from the making of strategic choices to strategy implementation and supporting executive management in execution of the Group's strategy.	Following the re-organisation of the ELT in 2023, continue the Board's focus on senior leadership succession, and increase visibility of high-potential employees and future leaders in the Group's talent pipeline.	Building on the increased Board-community engagement in 2023, focus the Board's attention on further developing its understanding of stakeholder views, particularly the Group's customers and investors.	Continue to maximise opportunities for the Board to obtain greater external perspectives, particularly in the areas of macro-economic, industry and geopolitical trends.
Actions taken in 2024			
The Board considered strategic issues at every meeting in 2024, and held a full day dedicated strategy meeting. The Board discussed progress towards delivery of the Group's strategic priorities and oversight of the implementation of accelerated value delivery plans for its portfolio transformation.	The Board focused its energies in the year on the health of the Group's talent pipeline and exposure to future potential leaders. High-potential employees presented regularly at Board and committee meetings, and gained additional exposure through one-to-one in-depth specific topic briefings with non-executive directors, and in more informal settings during the Board's site visit.	The chair and chief executive updated the Board at each meeting and throughout the year on engagements with the Company's investors. The Board welcomed the opportunity for the AGM to engage with retail shareholders. The chief executive updated the Board on engagements with the Group's customers, and further opportunities will be developed in 2025.	There was a greater focus on providing external insights to the Board during strategic discussions at Board meetings. Expert external speakers provided insights in macro-economic and geopolitical trends during the year. Senior leaders presented updates to the Board on geopolitics and macro-economic trends.

Building on the priority areas identified and the actions taken during 2024, and taking account of the findings of the 2024 review, the Board has identified the following effectiveness priorities, and has determined that these remain the right priority areas for focus in 2025:

Strategy	People	Stakeholder engagement	External insights
Ensure that the Board's focus is on the most pressing issues that will determine success for Anglo American, including the key factors influencing the delivery of our strategic priorities of operational excellence, portfolio simplification and growth.	Continue its strong focus on people matters as the business restructures and monitor the impact of the changes on the Group's talent pipeline. Further increase Board visibility of the future leaders in the talent pipeline and their development plans.	Continue to enhance the Board's understanding of investor perspectives and dynamics. Continue to build on the successful format of bringing key customer insights into the boardroom.	Build on the Board's understanding of the strategies of industry participants relevant to our commodities. Also ensure that the Board has continued access to expert external insight on key geopolitical, industry and market developments.

Committee effectiveness in 2024

The committee reviews looked at ways in which they could improve their overall effectiveness, their performance, and areas they needed to address in 2025. All Board committees were believed to be performing well and were appropriately constituted.

Audit Committee

The results confirmed that the committee continues to operate effectively and is well led by the committee chair with appropriate input from the members, and is considered to be well placed to discharge new sustainability reporting requirements. A focus area for 2025 will be ensuring more strategic oversight of assurance activities.

Nomination Committee

The results confirmed that the committee is highly effective, transparent and thorough in its oversight of succession processes. A focus area for 2025 will be oversight of senior leadership development needs.

Remuneration Committee

The results confirmed that the committee was highly effective, with inputs from executive and external advisors well-directed and constructive, with good consideration given to stakeholder views. A resulting focus area for 2025 will be the composition of the committee.

Sustainability Committee

The results confirmed that the committee chair is high performing, interfaces well with management and has high levels of engagement from the members, and an appropriate oversight of safety leadership. A focus area for 2025 will be the consideration of further external views on areas of best practice.

The Board's visit to Brazil in 2024

Undertaking regular site visits allows the Board to gain a deeper understanding of the Group's operations and culture, and affords Board members the opportunity to meet and engage with a diverse cross-section of employees and local stakeholders to appreciate, at first-hand, their interests and concerns.

The Board usually meets at least once a year at one of the Group's major operations. In 2024, the full Board and members of the ELT visited our operations in the Brazilian state of Minas Gerais. The Board were able to engage with local leaders and employees, and to experience the impact of the work being done through our sustainability and social programmes in the communities around our operation.

During the trip, the Board visited our country office in Belo Horizonte where they held one of their scheduled Board meetings and spent time with employees in an informal setting to understand their perspectives. The chair, chief executive, regional director Americas, and CEO of Brazil met with the governor of Minas Gerais, and as part of the visit, the chair hosted an evening event for the Board to engage with the Brazil executive committee.

The Board also dedicated a significant amount of time learning about Anglo American's social and sustainability work being undertaken in the communities around our operations in Brazil.

In the municipality of Conceição do Mato Dentro, the Board experienced first-hand a range of our social and sustainability programmes in action, each of which is part of our Sustainable Mining Plan, which is built around three global sustainability pillars – healthy environment, thriving communities, and trusted corporate leader.

In Conceição do Mato Dentro the Board visited a local artisanal cheese producer, supported by Anglo American's Crescer Program (Grow Programme), designed to promote the socio-economic development of the communities around our operations.

The Board also spent time at the Science Station, a cultural heritage and learning hub run by Anglo American, and met with the mayor of Conceição do Mato Dentro, who hosted them on a tour of the 18th century Matriz Church, which has been restored and refurbished with help from investment by Anglo American.

While in Conceição do Mato Dentro, Board members also had an opportunity to meet with local community members – being hosted by families who participate in our voluntary resettlement programme – and to learn more about how Anglo American fosters partnerships in the community to create shared value.



The Board at the Science Station, which has a 25,000 square metre plant nursery dedicated to producing seedlings native to the local area.



Site visits afford rich opportunities for Board members, particularly non-executive directors, to gain insights into the operating environments of our businesses that cannot be fully captured in Board presentations. The visits foster stronger relationships between the Board, our local leaders and employees, and allow direct interaction with community representatives, allowing the Board to assess how we are perceived by host communities."

Richard Price
Legal & corporate affairs director



Members of the Board and ELT in the operation control room during their Minas-Rio site visit.



(Left to right) head of technical Cristiano Cobo and corporate affairs manager Thomas Nemes from our operations in Brazil, along with chief executive Duncan Wanblad, non-executive director Marcelo Bastos, senior independent director Ian Tyler, and non-executive director Ian Ashby, at the historic 18th-century Matriz Church in Conceição do Mato Dentro.

Site visit to Minas-Rio

A focus of the Board visit was to spend time at our premium iron ore operation at Minas-Rio – one of the world's largest iron ore operations – which in 2024 celebrated 10 years since its first shipment.

As one of Anglo American's strategic priorities, operational excellence is a hallmark of our Minas-Rio operation. The fully integrated premium iron ore export operation includes the mine, the beneficiation plant, a 529km pipeline and a dedicated export facility at the Port of Açu – the largest deep-water and private industrial port complex in Latin America.

The site visit also included tours of the cutting-edge operational control room, geotechnical dam and environmental monitoring centre, as well as seeing the progress being made on a new, state-of-the-art filtration plant, which will help to reduce the total waste from the tailings dam by up to 85% and has numerous other sustainability benefits for the operation, including a longer lifespan for the dam.

While on site, the Board and ELT members also had the opportunity to hold roundtable conversations with site-based employees, on topics such as safety, operational excellence, innovation, sustainability, inclusion and diversity, and the future of the mining sector.

As part of the visit, the Board's Sustainability Committee held one of its scheduled meetings at the Science Station.



Projects & development director Alison Atkinson (left) and non-executive director Hilary Maxson with a family member during their visit to a home involved in the Minas-Rio voluntary resettlement programme.

Stakeholder engagement

How the Board has engaged

The Board is committed to ensuring collaboration and partnering with a broad range of stakeholders, both directly and indirectly through reports from senior management. Stakeholder considerations form part of discussions at Board meetings and decision making takes into account potential impacts on our stakeholders, as described in our Section 172 statement on page 25 of the Strategic Report. How the Board interacts directly with certain of its key stakeholders is illustrated below. For further information on reflecting stakeholder views in the Board's decision making, please see page 24.

Creating shared value

Investors	Employees and unions
Communities	Suppliers and contractors
Civil society (NGOs, faith groups and academia)	Customers
Governments and multilateral institutions	Industry associations

Global Workforce Advisory Panel

The purpose of Anglo American's Global Workforce Advisory Panel (the Panel) is to give employees more of a 'voice' in the boardroom so their views can be better understood and considered when decisions are being made about the future of the business. The Panel affords valuable opportunities for the Board to understand how the Group's culture, Purpose and Values are embedded into the organisation. The Panel operates alongside Anglo American's existing employee engagement mechanisms, such as employee engagement surveys and director interaction with employees. In 2024, we marked the fifth anniversary of the Panel's establishment and its effective operation.

Composition of the Panel

The Panel is currently made up of 12 employees, drawn from across the Group from each geography and is chaired by Marcelo Bastos, one of the Board's independent non-executive directors. Panel members are nominated by senior leaders in their part of the business using agreed criteria set out in its terms of reference and selected to ensure representatives, throughout the organisation, are appropriately balanced across the areas of gender, ethnicity, age and seniority. New Panel members undertake an induction to ensure a clear understanding of their role and to support them in being effective employee representatives. The Panel is supported by the Group's Company Secretarial and People & Organisation teams. Panel members meet at least twice a year with the Panel chair.

Panel meetings and discussions in 2024

The Panel met on three occasions in 2024, in March, July and October. The first meeting of the year was held virtually over two sessions, to accommodate members in different global time zones. The second meeting was held in person at the Group's corporate office in Johannesburg. The third was a short informal meeting held virtually.



Members of the Global Workforce Advisory Panel in conversation with non-executive director Marcelo Bastos, the chair of the Panel.

Topics for discussion in 2024 included: feedback on the Group's 2024 performance targets, our new performance leadership and reward approach, and colleague experiences of inclusion and diversity in the workplace. Panel feedback was also sought on the Group's strategy acceleration and ongoing portfolio simplification.

Panel members are provided with briefings in advance on topics for discussion at Panel meetings and asked to actively engage with the workforce populations in their part of the business, in order to provide feedback with their collective views at Panel meetings.

At the Panel's in-person engagement in 2024, in addition to the formal meeting, members engaged in pre- and post-meeting activities, including internally facilitated team effectiveness training, and an educational site visit focusing on sustainability. Panel members had the opportunity to engage at an informal event with the Panel chair, and senior leaders in the Group.

The Panel is scheduled to meet at least twice in 2025, and we anticipate one of these meetings taking place in person.





Being part of the Panel is a great responsibility that we take on with commitment. As workforce representatives, we bring our colleagues' voices to the boardroom, while the Panel chair ensures the messages reach the Board. It is truly gratifying to be part of a company that values this two-way bridge, ensuring that colleagues' perspectives are an integral part of the business strategy."

Pia Garcia
Pia is vice president SHE, IRM & Permitting for Copper Peru, and has been a Panel member since its establishment in 2019

Board and Panel feedback

Following each Panel meeting, Marcelo Bastos discussed the key themes with the Board chair and chief executive. At three Board meetings in 2024, Marcelo provided his reflections from Panel engagements and discussed the key themes with the full Board. The key messages from each meeting were shared and discussed with the ELT. Marcelo provided his reflections and insights at one ELT meeting in 2024. Marcelo shares feedback from the Board meeting discussions with the Panel at its following meeting. Topics for discussion at Panel meetings are proposed equally by Panel members, the Panel chair, members of the Board, and management.





In 2024 we celebrated the fifth anniversary of our Panel's establishment. The dedication and contributions from past and present members have been instrumental in shaping the Panel into a dynamic and effective forum for colleague engagement. Their efforts have facilitated the connection between our Board and the Group's global workforce, ensuring meaningful dialogue."

Marcelo Bastos
Independent non-executive director and Panel chair

Board engagement with employees

In addition to feedback from the Panel, the Board interacted with employees of varying levels of seniority during the year, during Board and director site visits to operations and corporate offices.

In May 2024, non-executive directors Ian Ashby and Magali Anderson visited our Woodsmith project in north east England. During the visit Magali facilitated a roundtable discussion with a group of female colleagues based at Woodsmith focusing on gender diversity in the resources sector.



Non-executive directors Hixonia Nyasulu and Marcelo Bastos meet employees at our office in Belo Horizonte, Brazil.

In September 2024, the full Board and members of the ELT visited our operations in Brazil. During the visit the Board spent time with employees in informal and more formal settings, both at our country office and at our operations. While on site, the Board and ELT members held roundtable conversations with site-based employees, from a range of backgrounds and experience levels, on topics such as safety, operational excellence, innovation, sustainability, inclusion and diversity, and the future of the mining sector. Board members also had an opportunity to engage with our Panel representative in Brazil, who participated in one of the site-based roundtable discussions.

Community engagement

Anglo American is committed to delivering a lasting positive contribution to local communities, beyond the life of our mines. Our Social Way engagement commitment to local accountability that forms part of our Sustainable Mining Plan are at the heart of how we engage with local communities. We aim to always engage proactively, meaningfully and respectfully with all of our stakeholders in relation to impacts and risk and to maximise socio-economic development opportunities.

The Board's Sustainability Committee receives a report on social performance and community issues at each meeting. The Board is also updated via presentations from business leaders and visits operations, which affords opportunities for direct engagement with local community representatives.

During our Board's visit to Brazil in September 2024, Board members engaged directly with local community members, being hosted by families who participate in our voluntary resettlement programme.

▶ For more information on Board site visits
   See pages 173–174

Investor engagement

The Group has an active engagement programme with its key financial audiences, including investors and sell-side analysts, as well as potential shareholders. The Group's investor relations team manages the interactions with these audiences through roadshow meetings, presentations including at the time of the interim and final results and twice yearly sustainability updates, as well as regular attendance at industry conferences organised mainly by investment banks for their institutional investor base.

During the year, the management team, with support from the Board, made the decision to accelerate the delivery of our strategic priorities of operational excellence, portfolio simplification, and growth as being in the best interest of our shareholders, and we announced a portfolio transformation implementing a number of major structural changes to unlock inherent value in the portfolio.

The chief executive, finance director and Group head of investor relations hosted meetings throughout the year with investors, including multiple interactions with the Company's largest shareholders. The chair and senior independent director also hosted a number of meetings with major shareholders during the year.

Key topics covered during the year include market outlooks, financial and operating performance, the delivery of cost savings targets, progress and timing on our portfolio simplification, and updates on our growth projects in copper and premium iron ore, including the pause of the Woodsmith project, as well as sustainability and governance matters. The focus of sustainability discussions included climate change, water, nature and biodiversity, human rights and safety, as well as the potential impact of the portfolio simplification on our Sustainable Mining Plan targets.

In addition to roadshows and industry events, the investor relations and management teams meet with investors and sell-side analysts regularly throughout the year for ad hoc discussions. Significant concerns raised by shareholders in relation to the Company and its affairs are communicated to the Board.

The Board receives regular briefings from the Group head of investor relations and analysts' reports are circulated to the directors. Feedback from meetings held between executive management, or the investor relations team, and institutional shareholders, is also communicated to the Board.

Annual General Meeting

The Board values the AGM as an opportunity for all shareholders, but in particular its retail shareholders, to raise questions and comments to the Board. Shareholders were invited to submit their questions in advance of the AGM and also offered the opportunity to ask questions during the meeting both in person and electronically. The Company's 2024 AGM was held in a hybrid format. Voting levels at the 2024 AGM were approximately 65%, with generally less than 2% being votes withheld. All resolutions submitted to the meeting in 2024 were passed with at least 85% of votes in favour.

Investor engagements in 2024

January
CE and FD investor meetings (following investor update call)
Chair investor meetings (following investor update call)
Closed period
ESG investor meetings (virtual)

March
Investor roadshows: London (virtual and in-person) and South Africa
Conferences: Exane Basic Materials

May
Announced the accelerated delivery of our strategic priorities
CE and FD investor meetings
Chair investor meetings
Nature Action 100 investor meeting (virtual)
ESG investor meetings (virtual)

July
Closed period
Q2 Production Report
2024 interim results
Investor roadshows: London (virtual and in-person)

September
Investor roadshows: London (virtual and in-person), and North America
Conferences: Goldman Sachs Global Mining Conference & Deutsche Copper Conference (virtual)
Climate Action 100+ investor meeting (virtual)
ESG investor meetings (virtual)

November
ESG investor meetings (virtual)

February
Q4 2023 Production Report
2023 full year results
Investor roadshows: London (virtual and in-person)
Conferences: BMO Global Metals & Mining

April
Q1 Production Report
Sustainability Performance update
UBS London Mining Tour
Investor roadshows: London
AGM

June
CE and FD investor meetings (on the delivery of our accelerated strategy)
Conferences: RBC Global Mining & Materials
Investor roadshows: North America
ESG investor meetings (virtual)

August
Investor roadshow: South Africa
ESG investor meetings (virtual)

October
Investor roadshows: Frankfurt, Paris and Edinburgh
Q3 Production Report
Sustainability performance update
ESG investor meetings (virtual)

December
Investor roadshows: Melbourne and Sydney

Sustainability Committee report



Committee members

Ian Ashby – Chair

Magali Anderson

Marcelo Bastos

Stuart Chambers

Nonkululeko Nyembezi

Duncan Wanblad

Anne Wade (from 1 January 2025)

► For further detail on biographies and Board experience: **pages 158–161**

Business regional directors, Group directors of strategy & sustainability, technical & operations, projects & development, and legal & corporate affairs, and the Group heads of safety and sustainability also participate in meetings of the Committee. Other members of senior management are invited to attend when necessary. Other non-executive directors regularly attend Committee meetings at the invitation of the chair.



Sustainability is at the heart of how we do business and embedded in the Group's strategy. The Committee is instrumental in overseeing how Anglo American manages its most salient sustainability issues, including providing guidance to the Board to inform decision making."

Ian Ashby
Committee chair

Role and responsibilities

The Committee oversees, on behalf of the Board, material management policies, processes, and strategies designed to manage safety, health, environment, climate change-related and socio-political risks and opportunities, to achieve compliance with sustainable development responsibilities and commitments and strive to be a global leader in sustainable mining.

The Committee is responsible for reviewing the causes of any fatal or significant sustainability incidents and ensuring learnings are shared across the Group.

The Committee's terms of reference are available to view online.

► For more information
   Visit angloamerican.com/about-us/governance

Committee discussions in 2024

The Committee met four times in 2024, with attendance as described on page 167. At each meeting, the Committee reviews detailed reports covering the Group's performance, risks and opportunities across a range of sustainability areas, including: safety; health and wellness; socio-political trends; human rights; climate change; and environmental and social performance. Significant safety, social, health and environmental incidents are reviewed at each meeting, as are the results from operational risk reviews and operational risk assurance.

The Committee seeks to address the fundamental root causes of all fatal incidents occurring across Anglo American.

In 2024, three members of the workforce lost their lives at the Group's managed operations. The preliminary observations from each of these fatal incidents were reported to the next Committee meeting following their occurrence, noting the factors surrounding the incidents, mitigation steps being taken and the process for formal investigation. Following completion of the independent investigations, findings were presented to the Committee and the learnings shared internally.



Directors listening to social relationship and engagement manager Rosane Amaro during the Board's visit to a family involved in the Minas-Rio voluntary resettlement programme.



Stuart Chambers planting a sapling during the Board visit to Brazil, accompanied by (left to right) sustainability development co-ordinator Claudiana Souza, environmental analyst Josimar Gomes and corporate affairs manager Thomas Nemes from Anglo American in Brazil.

In addition to the Committee's standing agenda items, the following matters were discussed during 2024:

– Operational excellence in safety and how Visible Felt Leadership (leadership time in field) is embedded across the business

– Updates on the pathways to reduce the Group's Scope 3 emissions, with the Committee updated throughout the year on progress against our Scopes 1 and 2 carbon reduction targets

– Climate change trends and the evolution of the climate-related disclosure landscape

– Nature and biodiversity: progress towards achieving our commitment to deliver net-positive impact on biodiversity

– Water management: risks and opportunities relating to water management, and the achievement of sustainability targets

– Sustainable Mining Plan: progress on delivery of our commitments, and updates on the refresh of the plan to reflect Anglo American's future portfolio composition

– The Anglo American Social Way – assessment results and progress on implementation across the Group

– Indigenous Peoples' rights and cultural heritage management in the Group

– Human rights trends and updates on the most salient human rights issues across Anglo American

– Updates on the Group's conformance and disclosure against the Global Industry Standard on Tailings Management

– The management of physical climate change risks and resilience across the Group

– The management of land access, displacement and resettlement across the Group

– Partnerships to sustainably improve public road safety around Group operations

– Review of annual bonus and incentive plan measures proposed to the Remuneration Committee in relation to safety, health and environment (SHE).

– Legacy SHE risks and liabilities

– Anglo American's 2023 Sustainability Report and 2023 Climate Change Report

– Outcome of the 2023 external audit of the Group's safety and sustainability data and scope of the 2024 external assurance process

– Committee effectiveness.

In 2024, the Committee held one of its four meetings outside the UK – at the Science Station, a cultural heritage and learning hub run by Anglo American, in Conceição do Mato Dentro, Minas Gerais during the Board's visit to Brazil. The Committee chair also visited our Woodsmith project in north east England in May 2024.

Nomination Committee report



Committee members

Stuart Chambers – Chair

Ian Ashby

Marcelo Bastos

Hilary Maxson

Hixonia Nyasulu

Ian Tyler

► For further detail on biographies and Board
experience: **pages 158–161**

The chief executive, and the Group directors of people &
organisation, and legal & corporate affairs also participate
in meetings of the Committee, when relevant to do so.
Other non-executive directors may attend Committee
meetings at the invitation of the chair.



The Committee plays a vital role in
ensuring the composition of the Board,
and the leadership needs of the
organisation, reflect an appropriate
mix of capabilities, experience,
diversity and perspectives required to
sustain the Group's long-term success
as we transform our portfolio."

Stuart Chambers
Chair

Role and responsibilities

The role of the Nomination Committee is to assist the Board in regularly reviewing its composition and those of its committees, to lead the process for Board appointments, and ensure effective succession planning for the Board and senior management.

The Committee's terms of reference are available to view online.

► For more information
Visit angloamerican.com/about-us/governance

Committee discussions in 2024

The Committee met four times in 2024, with full attendance by the members as described on page 167. Discussions at the meetings covered the responsibilities outlined above, with particular focus on non-executive succession planning.

The following matters were considered during 2024:

– The composition, structure and size of the Board and its committees, and the leadership needs of the organisation

– Non-executive director succession planning

– Recommending to the Board the appointment of Anne Wade as a non-executive director and member of the Audit and Sustainability committees

– The time commitment expected from the non-executive directors to meet the expectations of their role

– Recommending that the Board support the election or re-election of each of the directors standing at the Annual General Meeting in 2024

– Oversight of succession planning, and the development of a diverse talent pipeline, for executive leadership

– Overseeing the onboarding of an external search consultancy to facilitate Board director recruitment.

– Overseeing the appointment of an external provider to conduct the 2024 externally facilitated Board performance review.

The findings of the externally facilitated 2024 Board and committee effectiveness review are set out on pages 171–172.

Process used in relation to non-executive Board appointment
In 2024, as part of the Board's ongoing cycle of refreshment, the Nomination Committee led a search process to recruit a new non-executive director, to ensure the composition of the Board reflected an appropriate mix of capabilities, experience, diversity and perspectives required in the near and longer term.

Russell Reynolds Associates, an external executive search consultancy with no other relationship to Anglo American or its individual directors, was appointed by the Committee in 2023 to facilitate and support Board succession planning. Russell Reynolds Associates undertook a full and comprehensive onboarding and familiarisation process to enhance their understanding of the Board's requirements. They are accredited under the UK Government's Standard Voluntary Code of Conduct for Executive Search Firms.

Prior to the search commencing, the Nomination Committee agreed the skills and experience it considered necessary for the role. A longlist of gender and ethnically diverse candidates was then identified and discussed with the Committee to agree a shortlist to be interviewed. Shortlisted candidates were interviewed by members of the Committee and other Board members, as relevant.

Following conclusion of the formal process, the Committee concluded that Anne Wade had the requisite skills, attributes and capabilities to take on the role as a non-executive director, and agreed to recommend Ms Wade's appointment to the Board for approval. As announced in December 2024, Ms Wade's appointment was approved by the Board with effect from 1 January 2025.

Board and executive management diversity

The Board's statement on its approach to gender and ethnicity targets, including how it meets the diversity targets set out in the UK Listing Rules, can be found on page 166. The additional numerical data on the diversity of the Board and executive management, in the format prescribed by UK Listing Rule 6.6.6R(10), is set out below as at 31 December 2024. The underlying data was collected directly from the Board and ELT. The definition of executive management for these purposes is the Anglo American ELT (the executive committee and most senior executive body below the Board).

Information on the Group's policy on inclusion and diversity, their aims, details of the gender balance of senior management and their direct reports, and performance against our targets can be found in the People section on page 37. The definition of senior management for these purposes, in accordance with the UK Corporate Governance Code, is the ELT and those reporting to the ELT.

Gender identity

	Number of Board members	Percentage of the Board	Number of senior positions on the Board[1]	Number in executive management[2]	Percentage of executive management[2]
Men	6	60%	4	9	75%
Women	4	40%	0	3	25%

Ethnic background

	Number of Board members	Percentage of the Board	Number of senior positions on the Board[1]	Number in executive management[2]	Percentage of executive management[2]
White British or other White (including minority white groups)	8	80%	4	10	83%
Mixed/Multiple ethnic groups	0	0%	0	1	8%
Asian/Asian British	0	0%	0	0	0%
Black/African/Caribbean/Black British	2	20%	0	1	8%
Other ethnic group	0	0%	0	0	0%
Not specified/prefer not to say	0	0%	0	0	0%

[1] Senior positions are defined under UK Listing Rule 6.6.6R(9)(a) as the chair, the chief executive, the senior independent director, or the chief financial officer.
[2] In accordance with UK Listing Rule 6.6.6R(10), executive management for these purposes is the Anglo American Executive Leadership Team (the executive committee or most senior executive body below the Board). The Group company secretary is a member of the ELT.
[3] The numerical data above is set out as at 31 December 2024. With the appointment to the Board of Anne Wade on 1 January 2025, female representation on the Board increased from four to five (45% of the Board) with effect from that date.

Audit Committee report



Committee members

Hilary Maxson* – Chair
Nonkululeko Nyembezi
Ian Tyler*
Anne Wade* (from 1 January 2025)

*Audit Committee members deemed to have recent and
relevant financial experience in accordance with the UK
Corporate Governance Code. The Committee as a whole
has competence relevant to the sector.

▶ For further detail on biographies and Board
experience: **pages 158–161**

The chair, the chief executive, the finance director, the
Group head of finance and performance management,
the head of financial reporting, the Group head of risk and
assurance, and the legal & corporate affairs director also
participate in meetings of the Committee.



The Audit Committee remains vigilant
in ensuring the Committee continued
to monitor the integrity of our financial
reporting, assessed the effectiveness
of our risk management framework
and our internal controls. In particular,
it focused on assessing the Group's
principal risks ensuring they continue
to remain appropriate during a period
of strategic change."

Hilary Maxson
Committee chair

Role and responsibilities

– Monitoring the integrity of the annual and interim
financial statements

– Making recommendations to the Board concerning the
adoption of the annual and interim financial statements

– Overseeing the Group's relations with the external auditor

– Reviewing the independence, effectiveness and objectivity
of the external auditor

– Reviewing and monitoring the effectiveness of the Group's
risk management and internal control mechanisms

– Approving the terms of reference of the internal audit
function and assessing its effectiveness

– Approving the internal audit plan and reviewing regular
reports from the Group head of risk and assurance on
effectiveness of the internal control system

– Receiving reports from management on the principal risks
of the Group. Details of the principal risks are contained
on pages 98-103

– Reviewing the going concern assumptions

– Overseeing completion of the viability statement

– Reviewing the effectiveness of the Group's Code of
Conduct and the arrangements to counter the risk of bribery
and corruption.

The Committee's terms of reference are available to view online.

▶ For more information
Visit angloamerican.com/about-us/governance

Fair, balanced and understandable

A key requirement of our financial statements is for the report to be fair, balanced, understandable and provide the information necessary for shareholders to assess the Group's and Parent Company's position and performance, business model and strategy. The Audit Committee and the Board are satisfied that the 2024 Integrated Annual Report meets this requirement, as appropriate weight has been given to both positive and negative developments in the year.

In justifying this statement, the Audit Committee has considered the robust processes which operate in creating the 2024 Integrated Annual Report, including:

– Review and approval of management's assessment of the risk of misstatement in financial reporting

– Clear guidance and instruction provided to all contributors

– Regular updating of accounting policies and proactive responses to accounting developments

– Effective month-end procedures alongside a robust internal control environment around financial reporting

– Revisions to regulatory reporting requirements are provided to contributors and monitored on an ongoing basis

– Early-warning meetings focused on accounting matters are conducted between management of each business, Group functions, the Group finance team and the external auditor in advance of the year end reporting process

– A thorough process of review, evaluation and verification of the inputs from businesses is undertaken to ensure the accuracy and consistency of information presented in the 2024 Integrated Annual Report

– External advisers provide advice to management and the Audit Committee on best practice with regard to the creation of the 2024 Integrated Annual Report

– A meeting of the Audit Committee was held in February 2025 to review and recommend the draft 2024 Integrated Annual Report to the Board for final approval. This review included the significant accounting matters explained in the notes to the consolidated financial statements

– The Audit Committee considered the conclusions of the external auditor over the key audit matters that contributed to their audit opinion, specifically impairment charges and impairment reversals and environmental restoration and decommissioning obligations.

The Committee conducts a detailed review of management's disclosure to ensure they meet the fair, balanced and understandable criteria. This includes scrutinising the language used and presentation of information. The Committee actively questions management on their disclosure, seeking clarification and justifications for the inclusion or exclusion of certain information. This process ensures that all disclosures are transparent and comprehensive. Feedback from the Audit Committee is used to refine and improve the disclosures, ensuring that they evolve to meet the highest standards of fairness, balance and understandability.

Committee discussions in 2024

The Committee met four times in 2024, with full attendance as described on page 167. Throughout the course of 2024, and consistent with prior years, the Committee paid particular attention to the valuation of assets, one-off transactions, tax matters, financial controls and the Group's liquidity position. In addition, there were in-depth discussions on ad hoc topics as requested by the Audit Committee; for example marketing, cyber risk and control, artificial intelligence technology risk, marketing governance and compliance, dividend policy, pensions funding and exposures, and sustainability reporting governance and assurance. The Committee reviewed the system of internal control and risk management.

The Audit Committee acknowledges the recently introduced Minimum Standard: Audit Committees and the External Audit by the Financial Reporting Council which will come into effect for reporting periods beginning after 1 January 2025. The Committee has carefully considered its guidelines and principles in preparation for its implementation. We are committed to meeting the requirements of the Minimum Standard and will provide updates on our progress in future reports. The Audit Committee remains dedicated to maintaining high standards of audit quality and corporate governance.

An externally facilitated effectiveness review of the Committee was undertaken. Further details of the outcome can be found on pages 171-172.

The key topics discussed by the Committee during 2024 are set out on the following pages.

Significant accounting issues considered by the Audit Committee in relation to the Group's financial statements

— **Impairment and impairment reversals of assets**

The value of mining operations is sensitive to a range of characteristics unique to each asset. Management is required to apply judgement in the estimation of Ore Reserves, and price and production forecasts which drive cash flow projections.

Response of the Audit Committee

The Committee exercises oversight over the impairment review process. The Committee assessed the identification of impairment and impairment reversal indicators, the impact of climate change on commodity prices and exchange rate assumptions, the review of changes in the valuation of cash generating units (CGUs) and associated sensitivity analysis, and the appropriateness of disclosures made within the 2024 Integrated Annual Report on key sources of estimation uncertainty.

For CGUs where the Group is pursuing an active divestment plan and for which at least indicative offers have been received the Committee considered the recoverable amount of the asset with reference to the fair value of the consideration included in either signed sales agreements or, if relevant, indicative offers received. Part of this assessment considered the likelihood of any transaction completing under the terms and for the value proposed by the respective potential purchaser.

The Committee paid particular attention to the impact of climate change on the Group's impairment analysis. In addition to the linkage to commodity prices, the impact of carbon pricing through carbon cost assumptions was considered for the operations where a valuation was prepared together with the consistency of climate-related assumptions to the Group's wider climate strategy. The Committee reviewed and approved the associated climate-related impairment disclosure.

During 2024, the most significant assets considered were the following:

Natural Diamonds, De Beers
Following a full impairment of the goodwill balance at 31 December 2023 the CGUs within the De Beers business are no longer aggregated for impairment testing purposes.

The annual impairment assessment for the Natural Diamonds CGU indicated a lower valuation than in 2023, primarily driven by lower prices reflecting a reduction in forecast consumer demand and resulted in an impairment charge of $2.9 billion to bring the carrying value into line with the recoverable amount.

The valuation continues to be sensitive to changes in foreign exchange rates and consumer demand, impacting prices. The Committee concluded that the impairment charge recorded at 31 December 2024 was appropriate and carefully considered and approved the proposed disclosure.

Woodsmith, Crop Nutrients
At 30 June 2024, a slowdown in the project development profile and the resultant impact on capital expenditure was identified as an indicator of impairment and the carrying value of the CGU was assessed, resulting in an impairment charge of $1.6 billion. The valuation remains inherently sensitive to changes in economic and operational assumptions, in particular the forecast polyhalite price and discount rate.

The Committee considered the valuation scenarios presented by management and approved the conclusions of the assessment and the proposed disclosure.

The Committee considered the key input assumptions as at 31 December 2024 including the movements in the latest Ore Reserves and Mineral Resources Report and were comfortable with the conclusion that this did not represent an impairment or reversal trigger.

Steelmaking Coal and Nickel CGUs
The Committee considered the impact of the various signed sales agreements for the Steelmaking Coal and Nickel businesses on the carrying value of the relevant CGUs. The Committee was satisfied that the valuations included in these agreements were an appropriate reflection of the fair value of the relevant CGUs as at 31 December 2024. The resultant impairment charge of $0.2 billion for the Moranbah-Grosvenor CGU (Steelmaking Coal) was considered appropriate by the Committee and the related disclosures were approved. The Committee considered the fair value for the Nickel CGUs to be materially in line with their carrying amounts.

Kolomela, Kumba
At 31 December 2024 revisions to the forecast production profile in the latest Life of Asset Plan were considered to be an indicator of impairment reversal and the carrying value of the CGU was assessed, resulting in a full reversal of $0.2 billion. The Committee considered the valuation scenarios presented by management and approved the conclusions reached.

For each of the CGUs noted above the Committee considered disclosures and was satisfied they were appropriate. Particular attention was paid to the significant judgements and estimates made in the course of each assessment and the related disclosures.

Significant accounting issues considered by the Audit Committee in relation to the Group's financial statements

	Other In addition to the assets noted above, the Committee was updated on the valuation drivers of assets that had either previously been impaired and therefore are considered to have an inherent risk of either further impairment or impairment reversal or where other events had prompted a more detailed assessment. An annual assessment of the valuation of CGUs containing goodwill and indefinite life intangible assets was undertaken. The Committee was satisfied with the conclusions reached and disclosure given. Impairment reviews were undertaken and considered by the Committee for certain other smaller CGUs of the Group with the Committee satisfied with the conclusions reached and where applicable the immaterial impairment charges recognised. The Committee gave careful consideration to whether there were indicators of impairment or impairment reversal for other previously impaired assets and was satisfied no other indicators were identified.
— Assets held for sale and discontinued operations Following the strategy announcement in May 2024. The Group commenced its plan to deliver accelerated portfolio changes. When assessing the status of the portfolio transformation judgement was required as to whether any of the business proposed for separation qualifies as assets held for sale or discontinued operations.	**Response of the Audit Committee** The Committee considered the requirements of IFRS 5 in respect of each of the businesses proposed for separation as to whether the sale of each business was highly probable and available for immediate sale at 31 December 2024. **Steelmaking Coal** The Moranbah-Grosvenor (MG) joint operations and Jellinbah associate have been classified as held for sale as regulatory approvals and conditions precedent to the sales are not considered substantive. However, due to increased complexity around pre-emptive rights and required changes to the legal structure of the business the remaining Steelmaking Coal business did not meet the held for sale criteria for accounting purposes at the balance sheet date. The Committee reviewed and were satisfied that management's assessment and conclusion in respect of the Steelmaking Coal businesses was appropriate. The Committee also agreed that since the businesses classified as held for sale do not represent a separate major line of business or geographical area of operation the Steelmaking Coal business did not qualify as a discontinued operation for the year ended 31 December 2024. **Other businesses** The Committee considered the held for sale criteria against the other businesses impacted by the transformation strategy and were satisfied that whilst management remains committed to the divestment of these businesses, there is still uncertainty around the terms of any divestments, the legal structure of such arrangements and regulatory approvals thereon. As such, the Committee approved that as at 31 December 2024 it is not appropriate to include these businesses as held for sale The Committee considered disclosures in respect of the held for sale judgements and was satisfied they were appropriate.
— Taxation The Group's tax affairs are governed by complex domestic tax legislations, international tax treaties between countries and the interpretation of both by tax authorities and courts. Given the many uncertainties that could arise from these factors, judgement is often required in determining the tax that is due. Advice is received from independent experts where required.	**Response of the Audit Committee** The Group head of tax provided the Committee with updates throughout the year on various tax matters, including relevant international and domestic tax policy updates, the implementation and operational outcomes of the tax risk governance framework, the impact of international events and trends on the global tax environment and the future of resource taxation, the status of tax audits, tax reporting, and the status of uncertain tax positions. While all these matters are inherently judgemental, no significant issues arose during 2024.

Significant accounting issues considered by the Audit Committee in relation to the Group's financial statements

— Provision for restoration, rehabilitation and environmental costs

The estimation of environmental restoration and decommissioning liabilities is inherently uncertain, given the long time periods over which these expenditures will be incurred, and the potential for changes in regulatory frameworks and industry practices over time.

Response of the Audit Committee

The Committee reviewed the update provided by management on estimates of environmental and decommissioning liabilities, which are based on the work of external consultants and internal experts.

The Committee considered the changes in liability assumptions, including discount rates, and other drivers of movements in the amounts provided on the balance sheet and concluded that the provisions recorded as at 31 December 2024 appropriately reflected these updates.

— Special items, remeasurements and one-off transactions

The Group's criteria for recognising a special item or remeasurement involves the application of judgement in determining whether an item, owing to its size or nature, should be separately disclosed in the income statement.

Response of the Audit Committee

The Committee reviewed each of the items classified as special items or remeasurements in the financial statements, and the related disclosures, to ensure that the separate disclosure of these items was appropriate.

— Alternative performance measures (APMs)

APMs are used around the Group when discussing and assessing the Group's reported financial performance, financial position and cash flows.

Response of the Audit Committee

The Committee reviewed each of the APMs proposed for inclusion in the 2024 Annual report. It carefully considered and deemed appropriate management's proposed inclusion of operating free cash flow and cash conversion as new APMs being reflective of how business performance is monitored and communicated.

— Retirement benefits

The estimation of retirement benefits requires judgement over the estimation of scheme assets and liabilities. Areas of judgement include assumptions for discount and inflation rates and life expectancy. Changes in the assumptions used would affect the amounts recognised in the financial statements.

Response of the Audit Committee

The Committee reviewed the assumptions behind the calculations of the asset and liability positions of the Group's pension and medical plans and concluded that the amounts recorded as at 31 December 2024 appropriately reflected these updates.

In addition, the Committee reviewed the funding levels of the plans, any additional funding being provided to the plans and the overall expense recognised for the year. The Committee assessed the appropriateness of the Group's overall risk management approach to retirement benefits and was comfortable the recent purchases of insurance policies to settle pension liabilities related to the De Beers UK pension scheme during the year and the Tarmac B, Tarmac UK and Anglo UK pension schemes in January 2025 (the 'buy-ins') were aligned with this approach and appropriately disclosed.

— Legal matters

A provision is recognised where, based on the Group's legal views and, in some cases, independent advice, it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably. This requires the exercise of judgement. The Committee was updated by the legal & corporate affairs director on the status of legal matters over the course of the year.

Response of the Audit Committee

During the year the Committee considered developments with the Kabwe case including with respect to the class certification application which was rejected by the court in December 2023 but is currently on appeal. The litigation is still subject to significant uncertainty, and it was concluded that it is not currently possible to make a reasonable estimate of the outcome, quantum or timing of any potential future determination.

Various other legal matters were reviewed and the Committee considered management's assessment that there were no individually material provisions required with respect to ongoing legal matters and that the disclosures made in respect of contingent liabilities were appropriate. The Committee endorsed management's proposal.

Significant accounting issues considered by the Audit Committee in relation to the Group's financial statements

— Accounting standards and best practice guidance

The impact of new accounting standards, and any elections made in their application, involves judgement to ensure their adoption is managed appropriately.

Response of the Audit Committee
The Committee received updates on new accounting standards (none of which had a material impact on the Group or Company) and the latest guidance and best practice examples issued by relevant regulators. The Committee ensured that appropriate enhancements had been made to disclosures where relevant.

The Committee received updates on developments in environmental, social and governance reporting, including the publication of the International Sustainability Standards Board's first standards and considered the appropriateness of management's plans to conform with these standards in due course.

The Committee received updates on government consultations regarding UK corporate reform which are anticipated to bring wide-ranging changes to the corporate regulatory landscape.

— Going concern basis of accounting in preparing the financial statements

The ability of the Group to continue as a going concern requires judgement in the estimation of future cash flows and compliance with debt covenants in future years.

Response of the Audit Committee
The Committee assessed the forecast levels of net debt, headroom on existing borrowing facilities and compliance with debt covenants. This analysis covered a period of least 12 months from the date of approval of the financial statements, and considered a range of downside sensitivities linked to the Group's principal risks, including a reduction in commodity prices, potential operational incidents and variation in timing of the Group's divestments. The Committee concluded it was appropriate to adopt the going concern basis.

Liquidity management

— Liquidity and debt

Reviewing the application of the debt strategy, funding and capital structure and the Group's forecast cash position. Judgement is required in the estimation of future cash flows and their impact on financing plans and contingencies.

Response of the Audit Committee
The Committee received regular updates on the profile of the Group's debt maturities and liquidity headroom, continued capital expenditure requirements, free cash flow generation and dividend payments.

The Committee reviewed management's debt capital markets and banking plans for 2025, in the context of strategy-defined targets, to ensure the continued sufficiency of financing facilities.

— Payment of the dividend

Reviewing management's recommendation to the Board regarding the level of dividend to be paid for 2024, based on the payout-ratio-driven dividend policy.

Response of the Audit Committee
During 2024, the Committee reviewed the proposals for payments of dividends, in accordance with the payout-ratio-driven dividend policy based on 40% of underlying earnings. Taking into account the Group's liquidity position, the Committee endorsed the proposal by management, and recommended to the Board for approval, the payments of the 2023 final dividend and the 2024 interim dividend.

— Viability statement

The viability statement, and the underlying process to analyse various scenarios that support the development of the viability statement, are found on pages 95–96.

Response of the Audit Committee
The Committee reviewed the time period over which the assessment is made, along with the scenarios that are analysed, the potential financial consequences and assumptions made in the preparation of the statement.

The Committee concluded that the scenarios analysed were sufficiently severe but plausible and the time period of the viability statement was appropriate.

Risk assurance

— Risk management
The Group's risk profile and the process by which risks are identified and assessed.

Response of the Audit Committee
The Committee assessed the Group's risk profile, in particular the principal risks (see pages 98–103). The Committee discussed the key risks, the mitigation plans in place and the appropriate executive management responsibilities. The Committee also considered the process by which the risk profile is generated, the changes in risk definitions and how the risks aligned with the Group's risk appetite. Following discussion and challenge, the risk profile was approved.

— Various risk matters
The Committee oversees the implementation of work to mitigate a variety of key risks.

Response of the Audit Committee
During the course of 2024, the Committee reviewed work to mitigate information technology risk, cyber risk, artificial intelligence risk, and marketing and trading risks. The Committee evaluated the work being performed, progress made and provided challenge to satisfy itself that these risks were being adequately managed.

— Ethical business conduct
The Committee monitors the effectiveness of, and compliance with, the Group's Code of Conduct. The Committee also reviews the Group's whistleblowing arrangements and procedures.

Response of the Audit Committee
The Committee reviewed the ongoing work to enhance the effectiveness of ethical business conduct and compliance across the Group. The Committee received reports on bullying and harassment investigations, anti-corruption initiatives and the Action for Integrity campaign. The Committee considered the activities undertaken to strengthen Code of Conduct and Group policy governance such as implementing a new policy management system, launching a new online training module on the Code of Conduct and implementation of the 2024 Compliance Management Programme.

— Mineral Resources and Ore Reserves statements
The year-on-year changes to Mineral Resources and Ore Reserves for operations and projects across the Group.

Response of the Audit Committee
The Committee reviewed the significant year-on-year changes, satisfying itself that appropriate explanations existed. The Committee also reviewed the ongoing improvements in the process to estimate and report Mineral Resources and Ore Reserves.

— Internal audit work
Reviewing the results of internal audit work and the 2024 plan.

Response of the Audit Committee
The Committee received reports on the results of internal audit work. The Committee discussed areas where control improvement opportunities were identified and reviewed the progress in completion of agreed management actions.

The Committee reviewed the proposed 2025 internal audit plan, assessing whether the plan addressed the key areas of risk for the business units and Group. The Committee approved the plan, having discussed the scope of work and its relationship to the Group's risks.

— External audit
Reviewing the results of the external audit work, evaluating the quality of the external audit and consideration of management letter recommendations.

Response of the Audit Committee
The Committee reviewed the planning report from PwC in July 2024 and approved the final audit plan and fee, having given due consideration to the audit approach, materiality level and audit risks. The Committee received updates during the year on the audit process, including how the auditor had challenged the Group's assumptions on the accounting issues noted in this report. In February 2025, the Committee reviewed the output of the external audit work that contributed to the auditor's opinion. The Committee evaluated the partner rotation and decided to appoint Sonia Copeland as the lead partner, succeeding Mark King at the conclusion of 2024 reporting.

Ensuring the independence and effectiveness of the external auditor

Anglo American's Group policy on External Auditor Independence incorporates the requirements of the FRC's revised Ethical Standard published in 2019.

A key factor that may impair an auditor's independence is a lack of control over non-audit services provided by the external auditor. The external auditor's independence is deemed to be impaired if the auditor provides a service that:

– Results in the auditor acting as a manager or employee of the Group

– Puts the auditor in the role of advocate for the Group

– Creates a mutuality of interest between the auditor and the Group.

Anglo American addresses this issue through the following measures:

– Services performed by PwC are permitted non-audit services. The permitted non-audit services mirrors the 'Whitelist' included in the FRC's revised Ethical Standard

– Prior approval by the Audit Committee of non-audit services where the cost of the proposed service exceeds or is expected to exceed $100,000

– Disclosure of the extent and nature of non-audit services.

Anglo American's approach to the provision of non-audit services is contained within its policy on External Auditor Independence.

Non-audit work is only undertaken where there is commercial sense in using the auditor without jeopardising auditor independence; for example, where the service is related to the assurance provided by the auditor or benefits from the knowledge the auditor has of the business.

Non-audit fees represented 17% of the 2024 audit fee of $15.8 million. A more detailed analysis is provided on page 310.

Other safeguards
– The external auditor is required to adhere to a rotation policy based on best practice and professional standards in the UK. The standard period for rotation of the audit engagement partner and any key audit partners is five years. The audit engagement partner, Mark King, was appointed in 2020 and will rotate off at the end of the 2024 audit in accordance with this requirement.

– Any PwC partner designated as a key audit partner of Anglo American will rotate off the audit after no more than five years and shall not be employed by Anglo American in a key management position unless a period of at least two years has elapsed since the conclusion of the last relevant audit.

– The external auditor is required to assess periodically whether, in their professional judgement, they are independent of the Group.

– The Audit Committee ensures that the scope of the auditor's work is sufficient and that the auditor is fairly remunerated. The Committee agreed an audit fee of $15.8 million (2023: $16.2 million) for statutory audit services in the year.

– The Audit Committee has primary responsibility for making recommendations to the Board on the appointment, re-appointment and removal of the external auditor.

– The Audit Committee has the authority to engage independent counsel and other advisers as they determine necessary to resolve issues on the auditor's independence.

– An annual assessment is undertaken of the auditor's effectiveness through a structured questionnaire and input from all businesses and Group functions covering all aspects of the audit process. The Audit Committee members also participate in this assessment, which evaluates audit planning, execution, communications and reporting. The assessment identifies strengths and areas for improvement, which are discussed with the auditor and action plans agreed. The Committee reviewed the measures taken by PwC to support audit quality, including their significant focus on robust challenge and appropriate scepticism in respect of management's assumptions. The evaluation of the external audit concluded that the external auditor was independent, objective and effective in the delivery of the audit.

Anglo American confirms compliance during the year with the provisions of the Competition and Markets Authority Order on mandatory tendering and audit committee responsibilities.

Conclusions of the Audit Committee for 2024

The Committee has satisfied itself that the external auditor's independence was not impaired.

The Committee held meetings with the external auditor, in the absence of management, on two occasions, and the chair of the Audit Committee held regular meetings with the lead audit engagement partner during the year.

Consideration given to the appointment of the external auditor

Following the conclusion of a formal tender process in 2019, Anglo American appointed PwC as its external auditor with effect from and including the year ending 31 December 2020.

The Audit Committee's assessment of the external auditor's performance and independence underpins its recommendation to the Board to propose to shareholders the re-appointment of PwC as auditor until the conclusion of the AGM in 2026. Resolutions to authorise the Board to re-appoint and determine the remuneration of PwC will be proposed at the AGM on 30 April 2025.

Audit partner rotation

The external auditor must rotate the audit engagement partner for the Company every five years.

After a thorough review process conducted by the Audit Committee in collaboration with the finance director, Sonia Copeland was chosen as the new audit partner. The Audit Committee approved her appointment with effect from the beginning of the 2025 financial year.

Risk management

Risk management is the responsibility of the Board and is integral to the achievement of the Group's objectives. The Board establishes the system of risk management, setting risk appetite and maintaining the system of internal control to manage risk within the Group. The robust process of identifying and evaluating the principal and emerging risks was in place during 2024 and up to the date of this report. The Group's system of risk management and internal control is monitored by the Audit Committee under delegation from the Board. The Board confirms that it has completed a robust assessment of the Company's emerging and principal risks.

The system of risk management is designed to ensure awareness of risks that threaten the achievement of objectives. The controls that mitigate those risks are identified so that assurance can be provided on the effectiveness of those controls. Our risk management approach seeks to embed a culture of risk awareness that supports development of strategic and operational objectives, and decision making in accordance with Anglo American's Values, objectives and risk appetite. As a part of the risk culture journey, risk culture assessments were included in the 2024 internal audit plan, and will continue in 2025.

The process for identification and assessment of the principal risks combines a top-down and bottom-up approach. At the operations level, a process to identify risks that prevent the achievement of objectives is undertaken. Detailed analysis of the material risks at each location is performed to ensure management understanding of the risk and controls that reduce likelihood of occurrence and impact should the risk materialise. These operational risk profiles contribute to the assessment of risks at the business level. Executive management at each business assesses risks that threaten achievement of the business objectives and the status of controls, or actions, that mitigate those risks. At the Group level, risks are identified through assessment of global factors affecting the industry and the Group specifically, as well as the risks arising from the business assessments. Consideration is given to the views and interests of Anglo American stakeholders. Materiality of risk is determined through assessment of the various impacts that may arise and likelihood of occurrence. An exception relates to those risks deemed catastrophic in nature, where the focus of assessment is on impact and status of internal controls, given the very low likelihood of occurrence. When considering the impact of any risk, we assess safety, environmental, financial, legal or regulatory, social and reputational consequences.

Regular reports on the status of risks and controls are presented to executive management teams throughout the year. The Audit Committee reviews reports on the overall Anglo American risk profile on two occasions during the year and conducts in-depth reviews of specific risks during its meetings over the course of the year. Each principal risk is assigned to either the Board or the relevant Board committees to oversee executive management actions in response to that risk. The Audit Committee reviews that oversight process on an annual basis.

Details of the principal risks are provided on pages 98–103.

Risk appetite

We define risk appetite as "the nature and extent of risk that Anglo American is willing to accept in relation to the pursuit of its objectives". Each principal risk is assessed as to whether it is operating within the limit of appetite for the Group. This is based on review of the external factors influencing that risk, the status of management actions to mitigate or control the risk and the potential impact should the risk materialise. For risks operating beyond the limit of appetite, a change in strategy may be required. For risks operating within, but approaching the limit of appetite, specific management actions may be required to ensure the risk remains within the limit of appetite.

Risk management and the system of internal control

Controls either reduce the likelihood or impact of any risk, while the identification of material controls – i.e. those controls that have the most influence in mitigating a risk – is an important input for audit planning.

The system of internal control operates on a collaborative 'three lines' approach, with operating management owning and managing risks and controls on a day-to-day basis, and business or functional management fulfilling a second line role through frequent oversight of implementation of controls, and providing complementary expertise, support and challenge relating to the management of risk.

A centrally managed internal audit department provides the third line role by reviewing the design and operating effectiveness of the internal control framework, which includes the work performed by the first and second lines management teams. External assurance providers sit outside the three lines roles but provide additional assurance to satisfy legislative and regulatory expectations, or requests from management or the Board to complement internal sources of assurance.

The above is reflected in the Anglo American Risk and Assurance Governance (RAG) Model and work has continued in 2024 together with the respective functions and operations to embed this further. The combined assurance calendar developed in 2023 continued to be enhanced and used to develop the combined 2025 assurance plan for the second and third lines. For the first time the development of the second line assurance plan was formally approved in line with the requirements of the non-financial delegations of authority framework which came into effect on 1 January 2024.

Internal audit operated in all the Group's managed businesses in 2024, reporting its work to executive management and the Audit Committee on a regular basis. The internal audit department's mandate and annual audit coverage plans were approved by the Audit Committee.

The scope of internal audit work covers the broad spectrum of risk to which the Group is exposed. The audit of controls associated with major operating/technical risks was undertaken by utilising external technical experts as well as relevant internal experts from the Technical & Operations function, the results of which were shared with the Sustainability and Audit committees.

In determining its opinion that the internal financial controls and internal control and risk management environment was effective during 2024, the Audit Committee considered the following factors:

- The results of internal audit work, including the response of management to completion of actions arising from audit work

- The key risk areas of judgement and estimation uncertainty within financial reporting and mitigating actions taken by management

- The output of risk management work

- The output of external audit work and other assurance providers

- Issues identified by management or reported through whistleblowing arrangements, and the results of investigations into allegations of breaches of our values and business principles.

Reviewing the effectiveness of the system of risk management and internal control

The Board, through the Audit Committee, fulfils its responsibility in reviewing the effectiveness of the system of risk management and internal control through review of reports submitted over the course of the year covering the risk management process, adequacy of the internal control environment, consideration of risk appetite, in-depth reviews of specific risks and the results of external audit work. The Sustainability Committee also reviews safety and sustainability risks in detail and reports its findings to the Board.

Reviewing the effectiveness of internal audit

The Committee assesses the work of internal audit on a regular basis through the receipt of reports on the progress of the internal audit plan and issues arising and through its annual effectiveness review. The resources of internal audit are also monitored to ensure appropriate expertise and experience. The Committee met with the Group head of risk and assurance, in the absence of management on two occasions during 2024. Furthermore, the chair of the Committee held regular one-to-one meetings with the Group head of risk and assurance.

Whistleblowing programme

The Group operates a multilingual whistleblowing facility which uses a reporting platform provided by a third-party service provider. The whistleblowing programme is called YourVoice and continues to facilitate confidential and anonymous reporting of a wide range of concerns about potentially unethical, unlawful or unsafe conduct or practices that conflict with our Values and Code of Conduct.

The YourVoice channel is available to our employees in our managed operations as well as to all external stakeholders, such as suppliers, community members and members of the public affected by our operation.

During 2024, we received 1,376 reports through the YourVoice channel, a similar number to the 1,400 reports received in 2023.

1,430 allegations were closed during this reporting period, which include intakes from prior years. 22% of the 2024 allegations closed were substantiated or partially substantiated.

All YourVoice reports are thoroughly assessed and investigated by a dedicated team across the Group, following a standardised investigation framework. While appropriate actions were taken against substantiated allegations in line with our policies, resulting in 175 sanctions (including 85 exits from the organisation), there were no significant points of note from these investigations.

Steps are taken to address the risks of procurement fraud. These include educating employees and suppliers on procurement policies and ethical standards, implementing strong internal controls such as segregation of duties and approval thresholds, using technology and automation to detect anomalies, promoting ethical procurement practices, and encouraging whistleblowing to report suspicious activities.

The Ethics Compliance and Investigation team continues to enhance awareness and training to reinforce our code of conduct values and the Whistleblowing channel. The promotion of the channel involves multiple Group-wide and local initiatives, other relevant Group-wide initiatives, such as the Action for Integrity month campaign and issuance of relevant policies and programmes.

The current process also facilitates the opportunity to take early remedial action and enables management to address any systemic issues identified. For this purpose, protocols have been agreed with the Group's senior management for early involvement and support in sensitive investigation cases, such as alleged fraud, bullying, harassment, safety and others with the potential for significant reputational damage.

The Audit Committee is responsible for monitoring and advancing the programme on a continuous basis.

Directors' remuneration report



Committee members

Ian Tyler – Chair
Ian Ashby
Hixonia Nyasulu

▶ For further detail on biographies and Board
  experience: **pages 158–161**

The chair of the board, chief executive, people &
organisation director, the Group head of performance &
reward, and external advisers also attend meetings at the
invitation of the Committee chair.



"The management team has
delivered remarkable results for our
shareholders during 2024, and the
entire Board recognises the team's
extraordinary efforts, laying the
groundwork for shareholder value
creation over the longer term. In this
context the Committee considers
the outcomes to be relatively muted,
and looks forward to these efforts
being appropriately rewarded in
future years."

Ian Tyler
Chair

Role and responsibilities

– Establishing and developing the Group's general policy
  on executive and senior management remuneration

– Determining specific remuneration packages for the
  Board chair, executive directors, members of the Executive
  Leadership Team and other senior management

– Input and oversight on the reward policy for the
  broader workforce

– Engaging with shareholders and other stakeholders
  regarding executive remuneration.

The Committee's terms of reference are available to
view online.

▶ For more information
  Visit angloamerican.com/about-us/governance

Changes to Remuneration Committee membership

There were no changes to Remuneration Committee
membership in 2024.

Committee discussions and focus areas in 2024

– Approval of incentive results for the 2023 annual
  bonus and vesting levels of the 2021 LTIP

– Setting of incentive targets for the 2024 annual bonus
  and LTIP

– Consideration of remuneration arrangements in the context
  of the Anglo American transformation strategy

– Approval of remuneration arrangements for Executive
  Leadership Team members

– Updates on broader employee pay

– Review of the updated 2024 UK Corporate Governance
  Code and new guidelines issued by shareholders and proxy
  advisory bodies.

Key areas of focus for 2025

– Development of a new directors' remuneration policy to
  ensure that it continues to support the business in the context
  of the new transformation strategy being implemented and
  consultation with shareholders to be put forward for
  shareholder approval at the 2026 AGM

– Assessment of 2024 incentive outcomes, including for
  the 2024 annual bonus and 2022 LTIP award

– Setting of incentive targets for 2025, including the 2025
  annual bonus and 2025 LTIP award

– Continued focus on embedding ESG priorities into executive
  pay outcomes

– Review of corporate governance in relation to remuneration
  issues, remuneration market trends and any implications for
  the Group.

Remuneration Committee chair's introduction

Dear Shareholders

A key role of the Remuneration Committee is to ensure that the remuneration arrangements for executive directors and Executive Leadership Team members support and encourage the delivery of the Company's strategy, both in the short and longer term, to deliver shareholder value in a fair and responsible manner. The remuneration must be proportionate to and supported by the performance achieved and returns to you as shareholders in the context of the cyclical nature of the sector.

2024 has been an extraordinary year, during which the management team has delivered remarkable results for the long-term benefit of shareholders, with Anglo American's Total Shareholder return (TSR) at 24% compared with the FTSE 100 Index of 10% and negative 12% for the FTSE 350 Mining Index. The team has successfully driven the first, significant stages of our major transformation, taken effective action on operational stability, and delivered material cost savings. The entire Board recognises the extraordinary efforts of the management team in this respect, laying the groundwork for shareholder value creation over the longer term. In this context the Committee considers the outcomes to be relatively muted and looks forward to these efforts being appropriately rewarded in future years.

Decision making

The Committee has taken into consideration: company performance, which includes financial performance; health and safety; and the personal achievements of each executive director linked to the Group's strategic priorities, when making decisions on pay. We also continue to consider the shareholder experience and shareholder views, pay for the wider workforce, and wider societal expectations. As a Committee, we continue to strive to make decisions that strike a balance between incentivising the management team into the future, rewarding strong performance and being equitable in the broader context. To avoid conflicts of interest, no executive director is present when their pay is discussed; likewise, the chair is not present in the meeting when his remuneration is discussed.

2024 outcomes

Safety, health and environment

We continue to make progress towards our goal of zero harm, recording our lowest ever injury rate in 2024. However, it is deeply saddening that three colleagues died during the year following two accidents underground at our PGMs business in South Africa.

We are highly focused on safety and strive continuously to create a workplace where everyone returns home safely. The tragic loss of three colleagues during 2024 reinforces the importance of incentivising safety performance appropriately and meaningfully through our variable pay structures.

The Committee is in no doubt that in order to create an environment in which we can reach our goal of zero fatalities, we must continue to incentivise operational excellence in

safety, by targeting key risk areas, reducing accident frequency and severity, and increasing our leadership visibility. The 2024 annual bonus included measures related to TRIFR, delivery of planned work and leadership time in the field, and these will remain important measures of safety performance into 2025. In order to enhance our focus on driving safety excellence, a new measure related to critical action closure will be introduced into the annual bonus for 2025.

The Committee continues to feel strongly that fatalities must be reflected in executive pay outcomes and therefore continues to apply a safety deductor. The Committee has determined that it is appropriate to apply a 15% deduction to annual bonus payouts for the executive directors for 2024. The Committee considers that this outcome provides an appropriate balance of rewarding the broader performance against the safety measures within the bonus, while recognising the unacceptable losses of life.

Financial performance

Against a backdrop of an unpredictable macro environment, both economically and politically, and with a weakening iron ore price and cyclically low PGMs and diamond prices, Anglo American delivered a stable operational and cost performance that protected margins and delivered stronger free cash flow. Combined with the strategic progress being made with the portfolio and a committed $1.8 billion of cost savings, Anglo American delivered a far stronger return for shareholders in 2024, with a Total Shareholder Return (TSR) for the year of 24% compared with the FTSE 100 Index of 10% and a negative 12% TSR for the FTSE350 Mining Index.

Group underlying EBITDA for the year has decreased by 15% to $8.5 billion, reflecting 10% lower prices, albeit at a healthy EBITDA margin of 30%, reflecting the focus on operational excellence.

Annual bonus outcomes

With the underlying financial performance described, the financial measures within the annual bonus paid out at 64% of maximum. This was driven by the full vesting of the Group Cumulative Sustaining Attributable Free Cash Flow measure and partial vesting of the EPS at fixed and actual price/FX measures. Certain adjustments have been made to the targets to reflect the impact of disposals, corporate transactions and other exceptional events during the year. Please see page 206 for further details.

Performance against our health and environment targets was strong, with these measures paying out at 100% for 2024. Delivery against our safety measures was also strong, although the application of the 15% safety deductor against the whole bonus reflects our recognition that we are not yet where we need to be in our ongoing drive for zero fatalities.

Bonus outcomes for the executive directors after the safety deductor were at 66.1% of maximum for the chief executive and 67.0% of maximum for the finance director.

2022 LTIP outcomes

The shareholder experience over the three-year performance period was mixed, with strong performance in 2022 and a more challenging year in 2023, followed by a year of superior shareholder returns and significant transformation driven by management in 2024. In this context, the overall vesting level of the 2022 LTIP award of 24.5% is felt by the Committee to be low, but we recognise that the measures are designed to reflect shareholder experience over the full period.

TSR measures:

– Shareholders have seen a TSR outcome of -2.1%[1], positioning us below the FTSE 100 median TSR of 11.2% and below the Euromoney/S&P Global Mining Index TSR of 26.6%

– The total TSR weighting within the LTIP is 50%, 17% is based on performance against the FTSE 100 and the remaining 33% is based on TSR performance against the Euromoney/S&P Global Mining Index, with vesting of zero for both measures. In total, 0% of the LTIP has therefore vested based on TSR performance.

Financial measures:

– 15% of the award was dependent on return on capital employed (ROCE). The Committee has assessed ROCE on an average basis (i.e. the average of 2022, 2023 and 2024 performance) in line with changes made as part of our 2023 policy review, as opposed to final year (2024) performance which was the original basis of measurement; this leads to a vesting level of 94.8%. Had the previous, final year approach been applied, the vesting level of the ROCE element would have been 25% and in recognition of this, as well as the need to align management with the broader shareholder experience, the Committee has decided that this element should be reduced by 15%, leading to a vesting level of 80.5% for ROCE

– 15% of the award was based on Group Cumulative Sustaining Attributable Free Cash Flow and this element of the award will lapse, with zero vesting driven by the lower commodity prices over the past two years in particular.

ESG measures:

– 6% of the award was based on renewable energy projects. The threshold for this measure has not been delivered, largely due to unexpected issues with the Envusa project, with a solar project at Mogalakwena ultimately not being viable from a business and financial perspective, resulting in 0% vesting for this measure.

– The 6% of the award based on social responsibility and the number of jobs supported off site for each job on site vested at 100%. By the end of 2024, we had supported 157,199 jobs through socio-economic development programmes since the launch of our Sustainable Mining Plan in 2018. In 2024, we supported 2.9 jobs off site for every job on site (2023: 2.4).

– 8% of the LTIP is focused on achieving a reduction in rolling three-year average freshwater in water stressed operations. The Group average Freshwater Withdrawals for the performance period corresponded to a 10.7% reduction over the baseline, which exceeded target. As a result, the Water Reduction measure vested at 80%.

Considering the performance across the different elements of the scorecard, the 2022 LTIP award therefore vested at 24.5% of maximum.

[1] Based on three-month average prices as at the end of 2024, in line with the TSR calculation methodology for LTIP awards.

Overall assessment of 2024 outcomes

The remuneration policy sets out to incentivise in-year financial, SHE and operational performance, and delivery of the longer term strategy, whilst taking into account the shareholder experience. Having considered the 2024 outcomes through these various lenses, the Committee believes that they are fair and reasonable.

Fairness and wider workforce pay

We care deeply about our workforce and continue to prioritise their safety and well-being. Throughout the year we remained committed in this respect, and our people will continue to be front of mind as we go into 2025.

Workforce engagement on remuneration

Anglo American's Global Workforce Advisory Panel (the Panel) currently comprises 12 employees drawn from across our business, and is chaired by non-executive director Marcelo Bastos. The Panel's purpose is to give the workforce more of a 'voice' in the boardroom so their views can be better understood and considered when decisions are being made about the future of the business. This includes how the Committee takes on board the views of the wider workforce in making decisions on executive remuneration. The Panel operates alongside Anglo American's existing employee engagement mechanisms, such as regular employee engagement surveys and director interaction with employees.

In 2024, the Panel met on three occasions, one of which was in person in South Africa, when our approach to rewarding performance was discussed.

In addition to feedback from the Panel, the Board members engaged in pre- and post-meeting activities, including internally facilitated team effectiveness training, and an educational site visit focusing on sustainability. Panel members had the opportunity to engage at an informal event with the Panel chair, and senior leaders in the Group.

CEO pay ratio

The CEO pay ratio compares the chief executive's remuneration to the pay for an employee at the median, lower quartile and upper quartile of our UK employee population (including De Beers and Crop Nutrients employees).

The median CEO pay ratio for 2024 is 39:1, compared to 35:1 for 2023. The increase compared to the prior year is largely a result of the higher payout of the 2024 annual bonus of 66.1% compared to 38.3% for 2023, which makes up a significant proportion of the chief executive's remuneration package. Further details on the CEO pay ratio can be found on page 220.

Leadership framework

In 2024, the Anglo American Leadership Framework was developed with the Company's leadership teams and implemented across the Group.

The realisation of the Company's strategy is in part reliant on a culture that drives high performance, enabled by strong capable leadership. Together with our Purpose and Values, the Leadership Framework sets out the behaviours that we expect all of our people leaders to role model and be accountable for, which will support the delivery of our long-term strategic goals. It applies to all colleagues from our Executive Leadership Team to supervisory levels who lead people and are accountable for the performance of others – whether indirectly or directly.

Looking ahead

New remuneration policy

In 2025, we will consult with shareholders on the development of the next remuneration policy, a policy which will be of critical importance in supporting the transformation of Anglo American. The policy will be put to a shareholder vote at the AGM in 2026.

Salaries

The Committee approved a 2.5% increase to the executive directors' salaries for 2025, in line with the 2.5% awarded to the Group's UK-based employees.

Implementation of incentives in 2025

Performance measures attached to the 2025 annual bonus and LTIP awards are in line with the terms of the 2023 policy and are designed to drive delivery of both financial returns and the priorities within our Sustainable Mining Plan. The overall performance framework remains broadly the same for 2025. As noted above, in order to enhance focus on leading measures of safety performance, a new measure related to critical action closure will be included in the 2025 annual bonus, subject to a TRIFR underpin. The 2025 LTIP ESG measures will focus on (i) on continued progress with Tailings management; and (ii) on a new measure related to gender representation at senior levels. Further details of these performance conditions can be found in the implementation report that begins on page 199.

Conclusion

In what has been another busy year, underpinned by organisational change across the Group, I am pleased with the engagement of both the Committee and the management team throughout 2024, reinforcing our shared commitment of ensuring the remuneration arrangements for our executive directors and Executive Leadership Team support delivery of the Company's strategy, in order to deliver shareholder value and provide outcomes to management.

I look forward to engaging with shareholders throughout 2025 as we develop the next remuneration policy to support the future of Anglo American, building on the significant progress made over the last 12 months.

Ian Tyler
Chair, Remuneration Committee

At a glance

This section provides a summary of the key information presented across the remuneration report. This includes an overview of the 2023 policy, performance and remuneration outcomes, as well as how our remuneration is linked to strategy.

Summary of our remuneration structure

Summary of 2023-26 remuneration policy components

Link to strategy	Key features	2025	2026	2027	2028	2029

Fixed pay

Salary Recruitment and retention of high-calibre executives	– Reviewed annually by Remuneration Committee – Increases based on Group performance, individual performance, levels of increase for the broader UK population and inflation	
Benefits	– Include car-related benefits, medical insurance, personal-taxation and financial advice, among others	
Pension Aligned with the wider workforce	– 15% of salary	

Annual bonus

		One-year performance	Two-year vesting	Three-year vesting
Cash Rewards delivery of strategic priorities and financial success	– Maximum bonus award of 210% of salary – Outcome based on financial, SHE, strategic and personal measures, subject to a safety deductor – 50% of bonus is paid in cash following determination of performance – Cash bonus subject to malus and clawback			
Deferred shares Encourages sustained performance in line with shareholder interests	– 50% of bonus is deferred into shares (Bonus Shares) – One-third of Bonus Shares will vest after two years, with the remaining Bonus Shares vesting after a further one year – Bonus Shares are subject to malus and clawback			

LTIP

		Three-year performance	Two-year holding
Encourages long-term shareholder return and accomplishment of longer term strategic objectives	– Shares granted with a face value of 350% of salary – Shares vest after a three-year performance period and released after a further two-year holding period – Vesting based on measures linked to strategic priorities – LTIP award is subject to malus and clawback		

Shareholding guidelines

In-post To align with long-term shareholder interests	– Chief executive: 400% of salary – Finance director: 300% of salary
Post employment To align with long-term shareholder interests	– Lower of the in-post requirement at the time of cessation and the actual shareholding at cessation – To be held for two years post-employment

Incentive performance metrics – financial measures

Underlying EPS◊

$1.60/share

2024
$1.60/share
2023
$2.42/share

Three-year shareholder return

(2.1)%

2024
(2.1)%
2023
19.0%

Group attributable ROCE◊

19.4%[(1)]

2024
19.4%
2023
16%

(1) 2024 values reflects ROCE performance based on average over the three-year LTIP performance period (2022, 2023 & 2024). 2023 value reflects ROCE performance in 2023.

2025 Implementation table

Key remuneration element	Implementation		Performance metrics
Salary	Duncan Wanblad John Heasley	£1,385,800 (2.5% increase effective 1 January 2025) £830,250 (2.5% increase effective 1 January 2025)	
Car allowance	Duncan Wanblad John Heasley	£36,912 £34,562	
Pension	15% of base salary (aligned to wider UK workforce)		
Annual bonus	Maximum of 210% of salary 50% paid out as cash 17% paid out as shares deferred for 2 years 33% paid out as shares deferred for 3 years		34% EPS 16% SAFCF 20% SHE 16% Strategic 14% Individual
LTIP	350% of salary 3-year performance period with 2-year post-vesting holding period		50% TSR 15% ROCE 15% SAFCF 20% ESG

Key performance metrics for 2025

Metrics	Pillars of value	Rationale	Annual Bonus weighting	LTIP weighting
Safety and zero harm	Safety and health	– Workforce safety is the Group's first and most important value	10%	
Environmental footprint	Environment	– Reduction in the Group's environmental footprint based on four pillars of ecological health (land, air, water and nature)	10%	
Underlying EPS◊	Financial	– Links reward to delivery of in-year underlying equity returns to shareholders	34%	
Sustaining attributable free cash flow◊	Financial	– Incentivises cash generation for use either as incremental capital investment, for capital returns to shareholders or debt reduction	16%	
TSR	Financial	– Creates a direct link between executive pay and shareholder value – Measure is split between comparison against sector index (S&P Global Mining Index) and comparison against local peers (constituents of FTSE 100 index)		50%
Group attributable ROCE◊	Financial	– ROCE promotes disciplined capital allocation by linking reward to investment return over the performance period		15%
Sustaining attributable free cash flow	Financial	– Incentivises cash generation for use either as incremental capital investment, for capital returns to shareholders or debt reduction		15%
Gender representation	Inclusion & Diversity	– Gender representation at Band 5 and above by the end of 2027		10%
Tailings – GISTM	Environment	– Objective 1 & 2 facilities: Progress vs plan to achieved ALARP and validation of conformance		10%
Total			**70%[(1)]**	**100%**

(1) 30% of annual bonus dependent on achievement of strategic and individual goals.

Executive directors' shareholdings



	Requirement	Shareholding as at 31 Dec 2024	
Duncan Wanblad	400%	851%	400% / 851%
John Heasley	300%	159%	300% / 159%

■ Shareholding requirement   ■ Shareholding as 31 December 2024

Executive directors are expected to build up and hold a percentage of their salary in shares (400% for the chief executive, 300% for other executive directors) within five years of being appointed.

As at 31 December 2024, Duncan Wanblad's executive director shareholdings exceeded the required levels. John Heasley will be expected to meet the requirement of 300% of salary by 1 December 2028.

▶ For more information
See pages 214–215

2024 pay outcomes £'000

Duncan Wanblad



2024	£1,886	£1,878	£622
2023	£1,814	£1,046	£638

John Heasley

2024	£1,005	£1,139
2023	£85	

■ Fixed   ■ Bonus paid   ■ LTIP paid

2024 annual bonus outcome

100%

EPS
34% of overall opportunity
Maximum vesting
actual price: $1.97
fixed price: $1.81

SAFCF
16% of overall opportunity
Fixed price: $1 billion

SHE
20% of overall opportunity

Strategic
11% of overall opportunity

Individual objectives
19% of overall opportunity

Opportunity

66.1%

EPS
15.8% of overall opportunity
actual price: $1.60
fixed price: $1.53

Safety deductor
15% deduction of outcome

SAFCF
16% of overall opportunity
Fixed price: $1.38 billion

SHE
20% of overall opportunity

Strategic
10% of overall opportunity

Individual objectives
Duncan Wanblad: 16%
John Heasley: 17%

Outcome

2022 LTIP vesting outcome



100%

TSR
50% of overall opportunity
S&P Global Mining
TSR: index + 6% p.a.
FTSE 100 TSR:
upper quintile

ROCE
15% of overall opportunity
Maximum vesting
ROCE: 20%

SAFCF
15% of overall opportunity
Maximum vesting
SAFCF: $11.6 billion

ESG
20% of overall opportunity

Opportunity

TSR
0% of overall opportunity
Group TSR: (2.1)%

SAFCF
0% of overall opportunity
SAFCF: $~5.1 billion

24.5%

ROCE
12.1% of overall opportunity
Group ROCE: 19.4%

ESG
12.4% of overall opportunity
achieved

Outcome

Directors' remuneration policy

2023 executive directors' remuneration policy

The 2023 remuneration policy was set out in the 2022 Annual Report and was presented for shareholder approval at the AGM held on 26 April 2023. This policy was approved with 95.92% support. It is intended that this policy will apply until the Company's 2026 AGM.

▶ The full remuneration policy can be found in the 2022 Annual Report available on our Group website
www.angloamerican.com/annual-report-2022

How our remuneration policy addresses UK Corporate Governance Code provision 40 principles

The 2023 remuneration policy was designed taking into consideration the principles of provision 40 of the UK Corporate Governance Code.

The table below outlines how the policy addresses each of those principles:

Principle	How this is addressed in the 2023 remuneration policy
Clarity	Our remuneration structure is clearly defined, and performance-based elements, including metrics and vesting schedules are clearly disclosed.
Simplicity	Our remuneration elements are well-understood and in line with market standards.
Risk	Our policy limits the risk of unfair or excessive remuneration and supports long term sustainable decision making through the following measures: – Clearly defined limits on the maximum opportunities of incentive awards – Operation of deferral on annual bonus awards – Operation of a post-vesting holding period for LTIP awards – The Committee has discretionary powers to adjust formulaic outcomes of incentive awards to ensure payouts are aligned to Group performance and the experience of key stakeholders – Robust malus and clawback provisions on all incentives – Discretion to reduce LTIP awards on grant to protect against potential 'windfall gains'.
Predictability	The policy has defined limits which can be used to determine potential values. Scenario charts are presented in the policy to illustrate potential payout scenarios.
Proportionality	Payouts under incentive awards are linked to the fulfilment of performance measures that support the Group's long-term strategy. Deferral and annual grants ensure long-term alignment with shareholders. The Committee's powers of discretion ensure incentive outcomes are reflective of Company performance.
Alignment to culture	Focus on share ownership and long-term sustainable performance is reflected in the policy. LTIP performance measures support a long term focus for executives, including in relation to our sustainability objectives. Payouts for a significant portion of both the annual bonus and LTIP are dependent on the achievement of ESG and SHE measures, which underlines the importance of safety and sustainability to the Group strategy.

Summary of policy and statement of implementation of policy in 2025

The following pages provide a summary of the key elements of our directors' remuneration policy. The last column of the table states how the remuneration policy will be applied for 2025. For 2025, there are no significant changes in the structure of the remuneration package for directors compared to last year.

Performance measures

Performance measures for 2025 are set out in the table below.

The annual bonus targets for 2025 are considered by the Board to be commercially sensitive; they will be disclosed in the 2025 annual report on remuneration. Specific details of the individual and strategic performance targets for 2025 will also be included in the 2025 report.

In line with the policy, 50% of the annual bonus will be linked to financial performance with the remaining 50% based on safety, health and environment measures (20%), strategic measures (16%) and personal measures (14%).

In 2025, the structure of the LTIP will continue to include a 50% weighting on relative TSR. Financial measures based on ROCE and SAFCF remain unchanged and continue to account for 15% each and the remaining 20% will be focused on ESG, with two measures included for 2025.

At Anglo American, our vision is to promote an inclusive and diverse environment where every colleague is valued and respected for who they are and has the opportunity to fulfil their potential. To recognise this priority, gender representation is a new ESG measure for the 2025 LTIP, and aligns with our gender representation goals.

The Global Industry Standard on Tailings Management (GISTM) continues to be a key priority for the business. In 2025, the GISTM measure proposed will be a continuation of the 2024 measure. Tailings management forms part of the Group's principal risks and compliance with GISTM seeks to improve safety and performance of the tailings facilities, reducing this risk. As a member of the International Council on Mining and Metals (ICMM) that expects its members to demonstrate their levels of conformance to GISTM, the Tailings measure has considered the required pathways towards conformance across the various tailings' storage facilities.

2023 remuneration policy table

Key aspects of the remuneration policy for executive directors

	Operation	Opportunity/performance measures	Implementation for 2025
Basic salary To recruit and retain high calibre executives 	Basic salary levels are reviewed annually by the Committee, taking account of factors including the Group's performance, individual performance, market practice at other companies of a similar size and complexity as well as at other companies in the mining sector, levels of increase for the wider workforce and inflation. The Committee considers the impact of any basic salary increase within the context of the total remuneration package.	Salary increases for executive directors will normally at most be in line with the increase awarded to the Company's wider UK workforce. There may be occasions when the Committee may award a higher annual increase, including (but not limited to): – Where there is a change in role or responsibility – An executive director's development or performance in role (e.g. to align a new appointment's salary with the market over time) – Where there is a significant change in the size and/or complexity of the Group.	Executive directors received a 2.5% increase in salary for 2025. This increase is in line with the increase for the Company's UK employees. The salaries for the executive directors are therefore: – Duncan Wanblad – £1,385,800 – John Heasley – £830,250
Annual bonus To encourage and reward delivery of the Group's strategic priorities for the relevant year. To ensure, through the deferral of a portion into shares, that longer term focus is encouraged and in line with shareholder interests.	The annual bonus is awarded based on a combination of measures, determined by the Committee each year to ensure continued alignment with the Group's financial goals, strategic priorities and business needs. 50% of the annual bonus earned will be deferred into awards/shares under the Bonus Share Plan (BSP), vesting 17% after two years and 33% after three years. Vesting of BSP shares is subject to continued employment. Dividends or dividend equivalents are paid on Bonus Shares. Malus and clawback provisions apply as described below.	The maximum annual bonus opportunity is 210% of salary in respect of a financial year. The bonus earned at threshold performance is normally up to 25% of the maximum. Performance below threshold results in zero payout. The Committee has discretion to adjust the bonus outcome if it is not deemed to reflect the underlying performance of the Group or the experience of key stakeholders during the performance period. Performance measures for the annual bonus for each year must meet the following criteria: – Minimum 50% financial measures – Minimum 15% SHE measures – Maximum 20% personal measures – Remainder of the award to be linked to strategic measures.	The maximum annual bonus opportunity for each of the executive directors remains at 210% of salary. The performance measures for the 2025 award will be as follows: – EPS (34% weighting) – Half on performance at actual prices and FX, and half on performance at fixed prices and FX – SAFCF (16%) – Sustaining attributable free cash flow at fixed prices and FX – SHE measures (20%) – Safety objectives focused on critical action closure (subject to a TRIFR underpin), planned maintenance, Visible Felt Leadership (VFL) and environmental footprint improvement – Strategic measures (16%) and individual measures (14%). The Committee may reduce the bonus outcome in the event of one or more fatalities, taking into consideration all relevant facts and circumstances including the number of fatalities, the cause of such fatalities, any repeat failures in safety and the number of high potential incidents. Targets are deemed to be commercially sensitive and will be disclosed in next year's annual report.

	Operation	Opportunity/performance measures	Implementation for 2025
Long Term Incentive Plan (LTIP) To encourage and reward the achievement of long-term sustainable shareholder returns and the delivery of financial/strategic priorities. To align executive director interests to shareholder interests.	Conditional awards of shares or nil-cost options are granted annually, with a performance period of normally at least three years. Any awards that vest are subject to a holding period so that the overall LTIP time horizon normally is at least five years. Vested awards may not generally be sold during the holding period, other than to cover tax liabilities arising on vesting. Dividend equivalents accrue over the vesting period and are payable in respect of awards that vest. Malus and clawback provisions apply as described below.	The maximum annual LTIP opportunity is 350% of salary in respect of a financial year. The Committee reviews the executive directors' LTIP award sizes annually, prior to grant, to ensure they are appropriate. This includes consideration of the share price at the time of grant in comparison to prior years and the Committee may reduce award sizes where it judges that there has been a material decline in the share price and that a downward adjustment would be appropriate in the circumstances. For each performance element, threshold performance would normally not exceed 25% vesting of the element, rising on a broadly straight-line basis to 100% for achieving stretch targets. Performance below threshold results in zero vesting. Performance measures attached to each award should be linked to the Group's strategic priorities and may include, but are not limited to, TSR, ROCE, SAFCF and other strategic or ESG objectives. The Committee has discretion to adjust the vesting outcome if it is not deemed to reflect the underlying performance of the Group or the experience of key stakeholders during the performance period.	The maximum LTIP opportunity for each of the executive directors remains at 350% of salary. The performance measures for the 2025 LTIP will be as follows: – TSR vs S&P Global Mining Index (33% weighting) – 25% vesting for TSR equal to Index; 100% for Index performance +6% per annum – TSR vs FTSE 100 (17%) – 25% vesting for TSR equal to median performance; 100% vesting for TSR equal to 80th percentile performance – ROCE (15%) – 25% vesting for 12% return; 100% vesting for 20% return – SAFCF (15%) – Sustaining attributable free cash flow at actual prices and FX – Gender representation (10%) – Gender representation at band 5 and above by the end of 2027. 25% vesting for 35% representation and 100% vesting for 37% – Tailings (10%) – Objective 1 & 2 facilities: Progress vs plan to ALARP and maintain conformance. 25% vesting for 85% compliance and 100% vesting for >=95%

	Operation	Opportunity/performance measures	Implementation for 2025
All-employee share plans To encourage eligible employees to build up a shareholding in the Company.	Executive directors are eligible to participate in applicable all-employee share plans on the same basis as other eligible employees in the relevant country they work in. In the UK, these currently comprise the Company's Save As You Earn (SAYE) scheme and Share Incentive Plan (SIP) on identical terms to other UK employees.	In line with the award limits applicable to the share plan, on the same basis that apply to other eligible employees.	SIP free, partnership and matching schemes continue to be operated for 2025. The SAYE scheme also continues to be operated for 2025.

	Operation	Opportunity/performance measures	Implementation for 2025
Pension To provide a market competitive level of pension provision, taking account of the provisions for the wider workforce, to attract and retain high- performing executive directors.	Executive directors participate in defined contribution pension arrangements. Executive directors may request a pension allowance to be paid in place of defined contribution arrangements. Executive directors appointed prior to December 2022 had the choice for contributions which may not be paid to a UK-registered pension scheme as a result of applicable limits (either annual allowance or lifetime allowance) to be treated as if paid to an unregistered unfunded retirement benefit scheme (UURBS). With effect from December 2022, the UURBS was closed to new members. As a result, executive directors are no longer eligible to join this scheme. Instead any pension contributions outside of applicable limits may be paid as a cash equivalent.	Maximum pension contribution or cash allowance is aligned with the contribution levels available for all of the wider UK workforce (currently 15% of salary).	The pension contribution for executive directors for 2025 will be 15% of base salary.
Other benefits To provide market competitive benefits.	Benefits include (but are not limited to): – 28 days' leave, with encashment of any accumulated leave in excess of 20 days – Car and/or travel related benefits – Medical insurance (family) – Death and disability insurance – Directors' liability insurance – Limited personal taxation and financial advice – Club membership – Other ancillary benefits, including attendance at relevant public events. The Committee may introduce other benefits if it is considered appropriate to do so. The Company reimburses all necessary and reasonable business expenses and may pay the tax costs on benefit provisions. The Committee reserves the discretion to award certain situation-specific benefits (such as relocation) either on a one-off or ongoing basis.	The value of benefits is set at a level which the Committee considers to be appropriate, taking into account the overall cost to the Company, individual circumstances, benefits provided to the wider workforce and market practice.	No changes to benefits operated for 2025.

Malus and clawback

Awards under the annual bonus (including both cash and deferred bonus awards under the BSP) and LTIP are subject to malus and clawback provisions over the following time periods:

	Malus	Clawback
Annual bonus	To such time as payment is made	Up to two years following payment
Deferred bonus	To such time as the award vests	Up to two years following vesting
LTIP	To such time as the award vests	Up to two years following vesting

Clawback may be applied in the circumstances below. Malus may be applied in the circumstances below, as well as in other exceptional circumstances, at the Committee's discretion.

– Material misstatement in results

– Misconduct

– Material failing in risk management

– Error in calculation.

No malus and clawback provisions were applied in 2024.

Shareholding guidelines

Executive directors are expected to build up and retain a holding in shares in the Company with a value of four times basic salary in respect of the chief executive and three times basic salary in respect of other executive directors. The Committee takes into consideration achievement against these in-post guidelines when making grants under the Company's various incentive plans.

Executive directors who step down from the Board will normally be required to continue to hold the lower of the in-post requirement or their actual shareholding at the point of stepping down.

The Committee retains discretion to allow exceptions to these guidelines in exceptional circumstances. Full disclosure will be included in the relevant annual report should this discretion be utilised.

Non-executive director fee policy

The full remuneration policy for our non-executive directors (NEDs) is outlined in the 2022 directors' remuneration report. The policy does not set limits for individual fees, but provides that the maximum annual aggregate basic fees for all NEDs (excluding the chair) should not exceed £1.25 million.

Chair of the Board and non-executive director fees: implementation for 2025

For 2025, the Board chair's, NEDs' and senior independent director's base fees were increased by 2.5%, in line with the increase for executive directors and the increase for the wider UK workforce. The remaining Board committee chair and membership fees are unchanged. The 2025 fees are shown in the table below.

Determining the fees paid to NEDs is a matter for the Board, with the NEDs abstaining; therefore, increases were approved by the chair and the executive directors. The Board chair's increase was approved by the Remuneration Committee. No directors were involved in any decision as to their own fees.

Role	2025 Fee (£'000)	2024 Fee (£'000)
Board chair fee	857	836
NED base fee	108.1	105.5
Senior independent director	38.3 (additional to base fee)	37.4 (additional to base fee)
Chair of Audit, Remuneration or Sustainability committees	40 (additional to base fee)	40 (additional to base fee)
Audit, Remuneration or Sustainability committee membership	20 (each committee membership)	20 (each committee membership)
Nomination Committee membership	12.5	12.5
Designated NED to chair Global Workforce Advisory Panel	20	20

(1) Includes service on any Board committees.

Annual report on directors' remuneration

Audited information

Under schedule 8 of the Large and Medium-sized Companies and Groups (accounting and reports) Regulations 2008 (as amended), elements of this section of the report have been audited. The areas of the Accounts and Reports subject to audit are indicated in the headings.

Executive director remuneration in 2024 (audited)

The table below sets out the remuneration paid to the executive directors for 2024 (and 2023).

Single total figure of remuneration for executive directors

	Total basic salary[1] £'000	Benefits in kind £'000	Annual bonus – cash and Bonus Shares £'000	LTIP[2][3] award vesting £'000	Pension[4] £'000	Other[5][6] £'000	Withholding[7]	Total £'000	Total fixed remuneration £'000	Total variable remuneration £'000
Executive directors										
Duncan Wanblad	**1,352**	**206**	**1,878**	**622**	**328**	**5**	**–**	**4,391**	**1,886**	**2,505**
Duncan Wanblad (2023)	1,300	210	1,046	638	304	5	—	3,503	1,814	1,689
John Heasley	**810**	**88**	**1,139**	**—**	**107**	**525**	**(24)**	**2,645**	**1,005**	**1,641**
John Heasley (2023)	68	8	—	—	9	2,078	—	2,163	85	2,078

[1] 2023 salaries, benefits in kind and pension for John Heasley are pro-rated for the period in year served as a director (1 December 2023 to 31 December 2023).
[2] The 2022 LTIP vesting level was confirmed by the Remuneration Committee at its meeting on 17 February 2025. As the awards are due to vest after sign-off of this report, an average share price between 1 October 2024 and 31 December 2024, of £23.87, was used to calculate the value and will be trued up in the 2025 report. The LTIP values shown include dividend equivalent amounts of £90,089 for Duncan Wanblad. The values of LTIP awards that vested in 2024 have been restated using the share price at vesting of £17.37, see page 211 for further details.
[3] For the 2022 LTIP vesting in 2025, between grant and valuation of the award for single figure purposes, the share price decreased from £41.22 to £23.87. For the 2022 LTIP, 0% of the value disclosed in the single figure is therefore attributable to share price. For the 2021 LTIP vesting in 2024, the value disclosed in the 2023 Annual Report was based on the three-month average share price up to 31 December 2023 of £20.98. The value has been restated above based on the share price at the date of vesting of £17.37. For this award, the share price decreased from £29.28 at grant to £17.37 at vesting, equating to a decrease in value of each vesting share of £11.91. The proportion of the value disclosed in the single figure attributable to share price growth is 0%. No discretion has been exercised by the Committee in relation to the 2022 and 2021 LTIP vestings as a result of share price movements over the vesting periods.
[4] Pension figures includes value of notional return on UURBS balances where applicable. Where pension is received as cash allowance, cash allowance in lieu of pension contributions is 13.2%.
[5] For Duncan Wanblad and John Heasley, 'Other' includes the value of free and matching shares awarded under the SIP based on the value of shares at grant. Awards are not subject to performance in line with the scheme terms as applicable for all employees.
[6] For John Heasley, 2024 'Other' includes a cash payment of £366,710 and the value of shares awarded (£157,161) under the Non-cyclical award plan to compensate the cash bonus and shares forfeited as a result of joining Anglo American. See page 198 of the 2023 Annual Report and page 212 of this report for further details.
[7] As detailed on page 198 of the 2023 Annual Report, John Heasley received replacement shares awarded under the Non-cyclical award plan, to compensate the shares forfeited as a result of joining Anglo American. In April 2024, the number of shares that vested under the first tranche of the award was reduced from 26,774 to 25,659 shares, to align with the vesting levels disclosed by his previous employer. The value of this reduction is shown under 'Withholding' and is reflected in the total remuneration for 2024.

Basic salaries for 2024

The basic salaries for 2024 were as follows (in £'000s):

Duncan Wanblad

£1,352

Paid in 2024
(2023: £1,300 – full year equivalent salary)

John Heasley

£810

Paid in 2024
(2023: £810 – full year equivalent salary)

Benefits in kind (audited)

Benefits for executive directors are set out below. During the year, executive directors may receive benefits including travel and car related benefits, accommodation, tax advice, club membership, death and disability insurance, directors' liability insurance, medical insurance and other ancillary benefits.

2024 Benefits	Duncan Wanblad	John Heasley
Travel related benefits (£'000)	140	42
Tax advice (£'000)	16	1
Accommodation (£'000)	43	32
Other (£'000)[1]	7	12

[1] Benefits relating to the provision of medical insurance, professional membership fees and other ancillary benefits.

Annual bonus outcomes for 2024 (audited)

The maximum annual bonus opportunity is 210% of salary in respect of a financial year. 50% of the total 2024 annual bonus is payable in cash, with 50% deferred into shares. One-third of the deferred shares will vest after two years; the remaining two-thirds will vest after three years. The bonus deferred as shares is not subject to further performance but is subject to continued employment.

50% of each executive director's bonus outcome was assessed against financial targets. 11% was assessed against strategic measures and a further 20% was assessed on Safety, Health and Environment (SHE) measures, with the remaining 19% being assessed against the achievement of individual objectives.

Strategic and SHE objectives are shared by the executive directors, with individual objectives being tailored for their specific roles. The key individual performance measures are assessed against the overall operational and financial performance of the business.

In 2024, it was deeply saddening that three colleagues lost their lives in the year, following two accidents underground at our PGMs business South Africa. With these tragic events occurring, it is a stark reminder that keeping our people safe must be at the forefront of everything we do in order to reduce the number of fatalities to zero.

As a result of the three fatalities that have occurred during the year, the Committee judged that there will be a 15% reduction to 2024 executive director bonus outcomes. This reduction was determined following consideration by the Committee, taking into account full details of the incidents.

Discretion

Aside from the utilisation of discretion to apply the safety deductor and the application of certain adjustments to the targets as described on the following page, the Committee did not make any discretionary adjustments to the 2024 bonus outcomes.

Summary of 2024 annual bonus outcome

	Financial metrics (50%)	SHE metrics (20%)	Strategic metrics (11%)	Personal metrics (19%)	Total payout pre-safety deductor (%)	Payout after 15% safety deductor (%)[1]	Annual bonus value
Duncan Wanblad	31.8%	20.0%	10.0%	16.0%	77.8%	66.1%	£1,877,563
John Heasley	31.8%	20.0%	10.0%	17.0%	78.8%	67.0%	£1,139,330

[1] Safety deductor applied on a multiplicative basis against overall annual bonus outcomes.

Annual bonus performance assessment for 2024 (audited)

The financial element of the 2024 annual bonus is measured against underlying EPS and sustaining attributable free cash flow measures.

The EPS elements of the award accounted for 34% of the total annual bonus, split equally between EPS measured at fixed prices and FX rates and EPS measured at actual prices and FX rates. The fixed price and FX rate EPS portion is designed to reflect Group operational performance, excluding the impact of variations in price and currency. Both target ranges are illustrated in the financial performance table, with 25% vesting for performance at threshold. SAFCF, measured at fixed prices and FX rates, accounted for 16% of the total annual bonus.

With the underlying financial performance described, the financial measures within the annual bonus paid out at 64% of maximum. This was driven by the full vesting of the Group Cumulative Sustaining Attributable Free Cash Flow measure and partial vesting of the EPS at fixed and actual price/FX measures. Certain adjustments have been made to the targets to reflect the impact of disposals, corporate transactions and other exceptional events during the year.

Performance against our SHE targets was strong, with these measures paying out at 100% for 2024. The measures are largely leading in nature and designed to support strengthened safety outcomes in future years, which supports our ongoing drive for zero fatalities.

Following the announcement of the accelerated portfolio changes, a review of the shared strategic and individual objectives was undertaken, to ensure the executive directors were appropriately measured on the shift in priorities for the year associated with the transformation. As a result, the Committee approved a new measure relating to the transformation work in H2 2024, and amendments to specific deliverables in relation to the announced divestments.

The changes resulted in a re-weighting of the shared strategic and individual objectives from 10% and 20% of the total award to 11% and 19% respectively.

The shared strategic objectives (11%) reflected the Group's strategic priorities for the year, incorporating a combination of quantitative and qualitative metrics. Following the end of the year, the Committee made a detailed assessment of performance, leading to the evaluations shown in the tables below.

The 19% of the annual bonus weighted to individual performance measures focused on the critical deliverables for each executive director. The following tables detail the achievement against these objectives.

Financial performance

Metric	Threshold (25%)	Maximum (100%)	Achievement	Weighting	Outcome
EPS at actual prices and FX rates[1]	$1.32/share	$1.97/share	$1.60/share	17.0%	9.7%
EPS at fixed prices and FX rates[1]	$1.48/share	$1.81/share	$1.53/share	17.0%	6.1%
SAFCF at fixed prices and FX rates	$0.67 bn	$1.0 bn	$1.38 bn	16.0%	16.0%
Total				50.0%	31.8%

[1] Targets have been adjusted to reflect the impact of disposals, corporate transactions and other exceptional events during the year. The original targets have been adjusted from $1.48 (threshold) to $2.23 (maximum) for EPS at actual prices and $1.67 (threshold) to $2.04 (maximum) for EPS at fixed prices respectively.

SHE performance

Metric	Metric type	Achievement	Weighting	Outcome
Total recordable injury frequency rate (TRIFR) – improvement of 15% on prior three-year Group average	Safety	Managed operations achieved a record performance, with a TRIFR of 1.57, a 12% improvement compared to 2023 and exceeding the stretch target. This is a sustained and strong outcome during a period of significant change for Anglo American, supported by a continued focus on leaders spending time in the field, increased planned work and driving an open reporting culture.	2.5%	2.5%
Planned work – % of maintenance work planned and scheduled	Operations	The Group has demonstrated steady performance in 2024 by achieving 75% at the Group level. A strong commitment from all businesses has led to an increase in equipment availability and fewer exposures to unplanned events, thereby enhancing safety.		
Leadership Time in Field – three high quality visible felt leadership (VFL) per week by all in scope band 4–6 operational employees	Operations	Businesses have consistently achieved and exceeded the stretch target for VFLs. This continues to foster a culture of open conversations that role models the behaviours we want to instil in all our people through a process that sets clear expectations, shows care and respect and builds trust to empower personal ownership of safety.	7.5%	7.5%
Ecological Health – improvement in footprint intensity – expressed as the sum of metrics for Land, Air, Nature and Water	Environment	Targets have been met across the four target areas, delivering full vesting for this measure.	10%	10%
Total			**20%**	**20%**

Shared strategic performance

Metric	Metric type	Achievement	Weighting	Outcome
Transformation – H1 2024 – Embed Future Fit: Deploy new organisation structures & accountabilities; operate within budget cost & headcount; develop succession plans for key roles; deliver gender diversity target (33% among EOR) by end-2025; embed a frugal, accountable culture with commensurate leadership behaviours – H2 2024 – Accelerated Strategy: Accelerate strategy execution during H2 2024; set up the organisation to effectively deliver on the divestments; progress the work to simplify our organisation model in line with the simpler portfolio.	Portfolio	– New organisation structures deployed and succession plans for key roles developed during H1 2024. EoR female representation of 34%. Leadership Framework developed and launched – Updated organisation design developed following accelerated strategy announcement in May 2024. Culture and business model workstreams progressed as per plan.	7%	6%
Cost-out to enhance business competitiveness – Re-set the cost base of the Business in line with December 2023 market communication, reduce costs by $0.8 bn Capex; $500 m Corporate; $500 m Business Opex; develop framework to deliver a further reduction of $0.8 bn in run rate by end-2025 (subject to timing of closing of divestments)	Portfolio	– Run rate cost and capex savings exceeded target. $1.3 bn run rate cost savings delivered in 2024 are $0.3 bn ahead of plan. Plans in place to deliver full $1.8 bn run rate savings by end 2025.	4%	4%
Total			**11%**	**10%**

Personal performance

Duncan Wanblad

	Percentage weighting	2024 outcome
Financial	50%	31.8%
SHE	20%	20.0%
Strategic	11%	10.0%
Personal	19%	16.0%
Total	**100%**	**77.8%**
Safety deductor	A percentage reduction from overall bonus outcome on a multiplicative basis	15%
Overall result		**66.1%**

Details of personal objectives	Achievement	Outcome
Produce to plan (4%) – Group-CuEq production within 5% of plan.	– FY production –5% versus plan.	3%
Excellence in capital allocation (3%) – Centralise Projects function; improve capital allocation via systematic stage-gating; improve on-time/on-budget delivery of projects execution.	– Projects function centralised. Review and baselining of projects portfolio complete, resulting in material reduction in capital requirements and reduction in central overlays. Improvements in on time/on-budget project delivery.	2%
Further portfolio simplification (5%) – Progress the divestment of Anglo American Platinum, Steelmaking Coal, Nickel and De Beers as per execution plan.	– Transactions progressed as per execution plan, with risk of De Beers separation delay due to market conditions.	4%
Deliver growth – Woodsmith (4%) – Define a syndication path forward by the end of 2024. – Progress studies to optimise the business case. – Successfully slowdown construction to match 2024 and 2025 spending request.	– Syndication workstream in progress, impacted by project slowdown. Optimisation studies progressing as per plan. Construction slowdown completed.	4%
Deliver growth – Collahuasi (3%) – Finalise pre-feasibility A phase of the integrated growth studies and commence pre-feasibility B phase.	– Studies progressing to plan.	3%
Overall individual performance	**19% total weighting**	**16%**

John Heasley

	Percentage weighting	2024 outcome
Financial	50%	31.8%
SHE	20%	20.0%
Strategic	11%	10.0%
Personal	19%	17.0%
Total	**100%**	**78.8%**
Safety deductor	A percentage reduction from overall bonus outcome on a multiplicative basis	15%
Overall result		**67.0%**

Details of personal objectives	Achievement	Outcome
Deliver Functional Excellence (5%) – Deliver solutions for management accounting outcomes and tax compliance (Pillar 2), and further the readiness of the Group for compliance with non-financial reporting and attestation of associated controls.	– Pillar 2 reporting on track. Work well progressed for future controls attestation across financial and non-financial controls	4%
Other Operating Cost Management (5%) – Establish Group management information and meeting cadence to allow focused performance management of other operating costs.	– Delivered re-designed Group Management Accounting information and streamlined processes across reporting and performance.	5%
Personal (4%) – Establish a strong personal network and profile across Anglo American and ensure a high-performing and inclusive culture across the finance community.	– Quickly established as a strong financial leader and strategic partner. Significantly strengthened the financial focus across the organisation, driving tangible value creation.	3%
Create Financial Value (5%) – Deliver $200 m of value through projects which either improve below the line (i.e. below EBITDA) financial performance and/or net debt.	– Value delivery above $200 m target.	5%
Overall individual performance	**19% total weighting**	**17%**

2022 LTIP award vesting (audited)

In 2022, Duncan Wanblad received an LTIP grant of 90,978 conditional shares, which was the first LTIP grant awarded following his appointment as chief executive.

Vesting of 2022 LTIP conditional share awards was therefore subject to:

– The Group's TSR performance relative to:

– Euromoney Global Mining Index (from 1 January 2022 to 31 July 2023) and S&P Global Mining Index (from 1 August 2023 to 31 December 2024)

– FTSE 100 constituents over the three-year period to 31 December 2024

– Group attributable ROCE to 31 December 2024

– Group cumulative sustaining attributable FCF at actual price and FX rates over the three-year period to 31 December 2024

– Renewable energy projects

– Number of off-site jobs supported for each on-site job

– Freshwater reduction in water stressed operations.

Shareholders have seen a TSR outcome of -2.1%, positioning us below the FTSE 100 median TSR of 11.2% and below the S&P Global Mining Index TSR of 26.6%, resulting in zero vesting for this element.

As part of the last Policy review, we changed the operation of the ROCE performance metric within LTIP awards granted from 2023, whereby ROCE is measured on an average basis over the three-year performance period. This change reflected the Committee's strong belief that in the context of the nature of the impact of commodity price cycles on performance, ROCE is best measured and rewarded for over the long term (rather than based on a single year's performance) and the change received strong support from shareholders.

The 2022 LTIP award was granted prior to this change and ROCE performance is therefore, technically, to be assessed based on final year (2024) performance. After careful consideration, the Committee has chosen to assess ROCE performance for the 2022 LTIP award on an average basis as opposed to final year (2024) performance.

This gives a vesting outcome of 94.8% against the ROCE measure. Had the previous, final year approach been applied, the vesting level of the ROCE element would have been 25% and in recognition of this, as well as the need to align management with the broader shareholder experience, the Committee has decided that this element should be reduced by 15%, leading to a vesting level of 80.5% for this element. The Committee believes that this revised outcome more fairly reflects management's performance and contribution during the performance period, particularly in relation to the delivery of the new strategy which is positioning Anglo American well for future success and has been positively received by shareholders.

The cumulative cash flow measure vested at 0%, largely driven by prices.

8% of the LTIP is focused on achieving a reduction in rolling three-year average freshwater in water stressed operations. The Group average Freshwater Withdrawals for the performance period corresponded to a 10.7% reduction over the baseline, which exceeded target. As a result, this measure vested at 80%.

6% of the award was based on renewable energy projects. The threshold for this measure has not been delivered, largely due to unexpected issues with the Envusa project, resulting in a 0% vesting for this measure.

The 6% of the LTIP for social responsibility and the number of jobs supported off site for each job on site also vested at 100%. By the end of 2024, we had supported 157,199 jobs through socio-economic development programmes since the launch of our Sustainable Mining Plan in 2018. In 2024, we supported 2.9 jobs off site for every job on site job (2023: 2.4).

The LTIP awards will therefore vest at 24.5% of maximum.

Discretion
The Committee applied a discretionary adjustment to the vesting of the ROCE element of the 2022 LTIP, as described above. No further discretionary adjustments were made to the LTIP targets or outcomes.

Performance assessment for 2022 LTIP awards

Measure	Weighting	Threshold performance (25% vesting)	Stretch performance (100% vesting)	Actual performance	Vesting outcome
S&P Global Mining Index TSR[1][2]	33%	Index performance (26.6%)	Index +6% p.a. (48.8%)	(2.1%)	—%
FTSE 100 constituents TSR[3]	17%	Median TSR performance (11.2%)	80th percentile TSR performance (58.0%)	(2.1%)	—%
Group attributable ROCE[4]	15%	12%	20%	19.4%	80.5%
Group sustaining attributable free cash flow (cumulative)	15%	$7.7 bn	$11.6 bn	~$5.1 bn	—%
Water reduction	8%	8.5%	11.5%	10.7%	80%
Renewable energy projects	6%	150 MW	250 MW	0 MW	—%
Number of off-site jobs supported for each on-site job	6%	2 jobs	2.5 jobs	2.9 jobs	100%

[1] The Euromoney (EMIX) Global Mining Index ceased on 31 July 2023. In July 2023, the Remuneration Committee approved the replacement of the EMIX Global Mining Index with the S&P Global Mining Index from the date of cessation to the end of the performance period.

[2] 25% of the award will vest if Anglo American's TSR performance is equal to the Index (threshold). 100% of the award will vest if Anglo American's TSR performance is equal to or above the Index + 6% p.a. (stretch). Between threshold and stretch, vesting will be applied on a straight-line basis by reference to Anglo American's TSR performance relative to the Index and Index + 6% p.a.

[3] 25% of the award will vest if, based on its TSR performance, Anglo American is ranked at the median of the comparator group (threshold). 100% of the award will vest if, based on its TSR performance, Anglo American is ranked at or above the upper quintile of the comparator group (stretch). Between threshold and stretch, vesting will be applied on a straight-line basis by reference to Anglo American's ranking relative to the median and upper quintile ranking of the comparator group. With 93 constituents the median rank is 47, and upper quintile rank is 19.4; Anglo is ranked 62.

[4] As outlined on page 210, the three-year average Group attributable ROCE across the performance period (2022, 2023 and 2024) was 19.4%, resulting in a vesting outcome of 94.8%. The Committee has applied a 15% reduction to the vesting outcome, resulting in an overall vesting of 80.5% for the ROCE measure.

Total outcome of the 2022 LTIP

	Number of shares granted	Number of shares vesting at 24.5%	Dividend equivalents on vested value	Value based on vesting at 24.5%[1]	Total value[1]
Duncan Wanblad	90,978	22,289	£90,089	£532,161	£622,249

[1] As the awards are due to vest after publication of this report, an average share price between 1 October 2024 and 31 December 2024, of £23.87, was used to calculate the value and will be trued up in the 2025 report.

Restatement of value of 2021 LTIP

	Number of shares vesting	Dividend equivalents value	2023 estimated value[1] (ex dividends)	2023 estimated total value	Actual value of award at vesting[2] (ex dividends)	Restated 2021 LTIP value
Duncan Wanblad	27,645	£158,339	£580,109	£738,448	£480,063	£638,402

[1] 2023 estimated value uses three-month average share price up to 31 December 2023 of £20.98 as stated in the 2023 Annual Report.
[2] The share price on vesting was £17.37.

Pension (audited)

The pension contribution amounts in the table below should be read in conjunction with the following information:

– The total amounts of pension contributions treated as having been paid into the UURBS for the executive directors are:

  – Duncan Wanblad – £198,804

– Contributions treated as being paid into the UURBS earn a fixed return of 5.125%. The total return earned in 2024 was £124,912 for Duncan Wanblad.

– As at 31 December 2024, the total balance due to executive directors in relation to the UURBS was £2,666,129.

– Retirement benefits can only be drawn from the UURBS if a member has attained age 55 and has left Group service.

– As detailed in the 2023 remuneration policy, the UURBS was closed to new members and future executive directors are not eligible to join the scheme. As such, John Heasley is not a participant of the UURBS.

Total pension for 2024

	Duncan Wanblad	John Heasley
DC contribution (£'000)	£4	—
UURBS contribution (£'000)	£199	—
UURBS Notional Increase (£'000)	£125	—
Pension allowance (£'000)	—	£107
Total (£'000)	**£328**	**£107**

External directorships

Executive directors are not permitted to hold external directorships or offices without the prior approval of the Board. If approved, they may each retain the fees payable from only one such appointment.

Until 31 August 2024, John Heasley held a voluntary role as non-executive director and honorary treasurer of the Royal Scottish National Orchestra (RSNO), a charitable organisation, for which he did not not receive a fee.

Payments for past directors (audited)

Former executive directors
In addition to retirement benefits, the Company provides six former executive directors with private medical insurance arrangements. The total annual cost to the Company is £14,943.

The Committee continues to meet these longstanding commitments, but no new commitments have been made during the year or will be made in future.

Stephen Pearce
Stephen Pearce stepped down from the Board on 1 December 2023. He remained an employee of the Company to facilitate a smooth transition for the finance director until 29 February 2024.

The details of his salary, pension and benefits for that period are outlined on page 199 of the 2023 directors' remuneration report. In addition, Stephen Pearce received a pro-rated bonus for 2024 up to his date of cessation of employment of 29 February 2024. The value of the bonus is £208,224, to be paid fully in cash.

Remuneration arrangements for the appointment of John Heasley (audited)

John Heasley was appointed as finance director and joined the Board on 1 December 2023. As outlined on page 198 of the 2023 Annual Report, his remuneration package included compensation for incentives forfeited from his previous employer.

As part of these incentive arrangements, the Committee agreed to buy out the 2023 annual bonus that he would have received, calculated by reference to his previous employer's disclosed performance against the relevant objectives, as well as the original opportunity level. The awards are outlined below:

Cash bonus
In April 2024, John Heasley received, following the publication of his previous employer's 2023 annual report and accounts, a cash payment of £366,710 in respect of the cash portion (70% of the total) of the annual bonus.

Share awards
On 15 April 2024, John Heasley was granted an award over 7,264 Anglo American shares (with a grant value of £157,161) to compensate for the Deferred Bonus Shares (30% of the total) which would have been granted in respect of the forfeited 2023 annual bonus. The award will vest in full in April 2027, which aligns to the vesting date and terms that would have been applied by his previous employer.

As detailed on page 198 of the 2023 Annual Report, John Heasley received replacement shares awarded under the Non-cyclical award plan, to compensate the shares forfeited as a result of joining Anglo American. In April 2024, the number of shares that vested under the first tranche of the award was reduced from 26,774 to 25,659, to align with the vesting levels disclosed by his previous employer.

Payments for loss of office (audited)

Stephen Pearce
In addition to the payments for past directors outlined opposite, Stephen Pearce also received the following payments in 2024:

– On cessation of employment (for the period between 1 March 2024 and 31 May 2024), Stephen Pearce received payments in lieu of notice, paid in monthly instalments, as per his service agreement. The value of the payments in lieu of notice was £293,481.

– Stephen Pearce also received a payment of £38,205 for unused holiday days at his date of cessation of employment.

Other director remuneration in 2024 (audited)

Non-executive director remuneration

The table below sets out the remuneration paid to the NEDs in 2024. Fees shown include any additional fees paid in respect of chairing or being a member of one of the Board's committees or acting as the senior independent director.

Fees for the chair and NEDs are reviewed annually.

Role	Fee (£'000)
Chair fee	836[1]
NED base fee	105.5
Senior independent director	37.4 (additional to base fee)
Chair of Audit, Remuneration or Sustainability committees	40 (additional to base fee)
Audit, Remuneration or Sustainability committee membership	20 (each committee membership)
Nomination Committee membership	12.5
Designated NED to chair Global Workforce Advisory Panel	20

[1] Includes service on any Board committees.

Chair of the board non-monetary benefits

In line with the remuneration policy for our non-executive directors, additional benefits may be introduced and/or provided if considered appropriate.

Private medical cover is offered to all UK employees, including executive directors and members of the Executive Leadership Team. Given the time commitment to the Group and the associated travel requirements, the Committee considered and deemed it appropriate that the provision of medical cover should be extended as a non-monetary benefit for the chair of the board in 2024 to maintain a competitive benefits offering.

Full disclosure of non-monetary benefits provided to non-executive directors can be viewed in the single figure table below.

Single-total figure of remuneration for non-executive directors

	Total fees 2024 £'000	Non-monetary benefits 2024 £'000[2][3]	Total 2024 £'000	Total fees 2023 £'000	Non-monetary benefits 2023 £'000[3]	Total 2023 £'000
Non-executive directors						
Stuart Chambers	836	19	855	804	5	809
Magali Anderson[1][4]	125	8	133	91	3	94
Ian Ashby[4]	178	10	188	174	4	178
Marcelo Bastos[4]	158	7	165	147	11	158
Hilary Maxson[4]	158	5	163	154	4	158
Hixonia Nyasulu[4]	138	13	151	134	12	146
Nonkululeko Nyembezi[4]	145	14	159	141	15	156
Ian Tyler[4]	215	1	216	206	1	207

[1] Magali Anderson joined the Board on 1 April 2023; her 2023 fees are a part-year figure.
[2] Stuart Chambers' benefits in kind figure includes the provision of medical cover provision in 2024.
[3] NED non-monetary benefits include reimbursements for travel and accommodation expenses during the year as well as the settlement of tax relating to the reimbursement.
[4] For 2023, the Company previously omitted non-monetary benefits from the disclosure, due to an administrative oversight. These have been included within the 2023 taxable non-monetary benefits figure cited above.

Scheme interests granted during 2024 (audited)

The table below summarises the BSP, NCA and LTIP share awards granted to executive directors during 2024.

The BSP award granted in 2024 was granted in the form of forfeitable shares and is included in the applicable total annual bonus values as set out in the applicable single figure table.

The LTIP is granted in the form of conditional shares and vesting is dependent on the Group's performance over 2024–2026 based on the performance metrics detailed.

The non-cyclical award is granted in the form of conditional shares.

Summary of conditional share awards and options granted in 2024

Type of award	Performance measure	Vesting schedule	Performance period end	Director	Basis of award	Number of shares awarded	Face value at grant[(1)(2)]
Bonus Share Plan				Duncan Wanblad	50% of bonus	30,198	£523,078
LTIP share awards	TSR vs. S&P Global Mining Index (33%)	25% for TSR equal to the Index; 100% for the Index +6% p.a. or above	31/12/2026	Duncan Wanblad	325% of salary	253,671	£4,393,988
				John Heasley	325% of salary	151,977	£2,632,485
	TSR vs. FTSE 100 constituents (17%)	25% for TSR equal to median; 100% for 80th percentile or above					
	Balanced Scorecard 50%	ROCE (15%) 25% for 12%; 100% for 20%					
		SAFCF at actual prices and FX rates (15%)					
		Greenhouse gas reduction (10%) 25% for 0.4 MtCO$_2$e reduction 100% for 1.34 MtCO$_2$e reduction					
		Tailings – Objective 1 (5%) Full conformance to Global Industry Standard on Tailings Management (GISTM) 25% for 85% vs plan 100% for >=95% vs plan					
		Tailings – Objective 2 (5%) Full conformance to Global Industry Standard on Tailings Management (GISTM) based on self-assessment and third party verification initiated. 25% for 80% vs plan 100% for >=95% vs plan					
Non-cyclical awards	—	—	—	John Heasley	Replacement award	7,264	£157,161

[1] The face values of the BSP and LTIP awards have been calculated using a grant share price of £17.32. This share price has been calculated based on the average closing share prices between 26 February 2024 and 1 March 2024. As receipt of the LTIP awards is conditional on performance, the actual value of these awards may be nil. Vesting outcomes will be disclosed in the remuneration report for 2026.

[2] The face values of the non-cyclical awards for John Heasley have been calculated using a grant share price of £21.63. This share price has been calculated based on the average closing share prices between 8 April and 12 April 2024. The awards were granted to compensate the incentives forfeited as a result of joining Anglo American as detailed on page 198.

Total interests in shares (audited)

The table below summarises the total interests of the directors (including any share interests held by connected persons) in shares of Anglo American plc as at 31 December 2024. These include beneficial and conditional interests.

Executive director shareholding requirements

As per the 2023 remuneration policy, within five years of being appointed, the chief executive is expected to hold interests in shares to a value of four times basic salary, and other executive directors are expected to hold shares to a value of three times salary. For the purposes of calculating progress against the shareholding requirement, the following shares are included:

– Beneficially owned shares

– Vested incentive shares in a holding period

– In-flight BSP shares on a net of tax basis

– In-flight NCA shares which are not subject to performance measures on a net of tax basis

– SIP shares.

LTIP share awards with performance conditions are not included.

At the date of preparation of this report, Duncan Wanblad has met his shareholding requirements and has net shareholdings (including Bonus Shares) equal to 851% of basic salary. John Heasley has net shareholdings equal to 159% of basic salary. Under the policy, John Heasley is expected to meet his shareholding requirement of three times salary by 1 December 2028. These holdings are calculated using the average share price between 1 October and 31 December 2024 of £23.87.

Differences from 31 December 2024 to 19 February 2025

Duncan Wanblad and John Heasley's interests increased by 20 and 24 shares respectively during the period between 31 December 2024 to 19 February 2025, as a result of the acquisition of shares under the SIP. Their total holdings therefore increased to 1,012,145 and 243,156 respectively. There have been no other changes in the interests of the directors in shares between 31 December 2024 and 19 February 2025.

Shares in Anglo American plc at 31 December 2024

Directors	Beneficial	Within a holding period	NCA	BSP Bonus Shares	SIP	SAYE (options over shares)	LTIP	NCA	Total
				Conditional (no performance conditions)				Conditional (with performance conditions)	
Duncan Wanblad	388,912	50,402		66,955	6,887	—	498,969	—	1,012,125
John Heasley	—	13,574	7,264	—	78	1,726	151,977	68,513	243,132
Stuart Chambers	22,537	—		—	—	—	—	—	22,537
Magali Anderson	1,875	—		—	—	—	—	—	1,875
Ian Ashby[1]	7,699	—		—	—	—	—	—	7,699
Marcelo Bastos	3,048	—		—	—	—	—	—	3,048
Hilary Maxson	500	—		—	—	—	—	—	500
Hixonia Nyasulu	2,564	—		—	—	—	—	—	2,564
Nonkululeko Nyembezi	5,275	—		—	—	—	—	—	5,275
Ian Tyler	701	—		—	—	—	—	—	701

[1] Included in the beneficial interests of Ian Ashby are shares held via unsponsored ADRs.

Fairness

Introduction

This dedicated fairness section incorporates disclosures that demonstrate the Committee's belief that our remuneration structures are fair and appropriate.

Workforce engagement on remuneration

The Committee takes into account a wide range of internal and external considerations when making decisions on executive remuneration, including engaging with relevant stakeholders.

Anglo American's Global Workforce Advisory Panel (the Panel) met on three occasions during the year. The Panel's purpose is to give the workforce more of a 'voice' in the boardroom so their views can be better understood and considered when decisions are being made about the future of the business, including how the Committee takes aboard the views of the wider workforce in making decisions on executive remuneration. The Panel operates alongside Anglo American's existing employee engagement mechanisms, such as regular employee engagement surveys and director interaction with employees.

▶ For more information on our People and workforce culture
See pages 88-91

▶ For more information on the operation of the Panel and the ways in which we currently engage with our workforce culture
See pages 175-176

MyShare

MyShare is a global employee share plan designed to facilitate employee share ownership, create greater equity in wealth creation opportunities across the wider global workforce and enhance employee engagement. The plan enables employees to share in the success of the Company and encourage employees to act as owners. It operates alongside our existing all-employee share ownership plans, including SIP and SAYE in the UK and the ESOPs in South Africa, promoting share ownership for all employees across the globe.

The MyShare offering consists of two elements:

– An annual award of free shares of £1,000 to all eligible employees

– The opportunity to participate in a purchase and match scheme through the deduction of a portion of their salary. Individuals can purchase up to £150 worth of shares per month. The Company matches all share purchases on a 1 to 1 basis.

Free shares and matched shares carry a two-year vesting period before they are released to individuals.

In September 2024, the annual grant of free shares was made to all eligible employees. In total, awards were made to 13,018 employees across participating countries.

For the 2024 cycle of the related purchase and match scheme, the total take-up was 26% of participants eligible to enrol, which is an increase from 15% in 2023. The feedback received from employees continues to be positive.

Remuneration arrangements elsewhere in the Group

The remuneration arrangements for the executive directors outlined on pages 200-202 are broadly aligned with those for other executives serving on the Executive Leadership Team, although opportunity levels vary. The arrangements are also broadly aligned with the arrangements for the wider workforce, dependent on seniority within the business. For further details of the cascade of pay elements through employee population, please see the table below.

Consideration of the views of the wider workforce and shareholders

In reviewing and developing the 2023 remuneration policy, the Committee took into account:

– The internal context for remuneration policy design at Anglo American, including the remuneration arrangements that apply for other employee groups

– Developments in the governance landscape for executive remuneration in UK-listed companies

– The views of shareholders.

As a standing item in the annual agenda, the Committee reviews in detail how the remuneration arrangements for the executive directors compare to those other members of the Executive Leadership Team, to ensure an appropriate balance between internal alignment and line of sight to an executive's own areas of responsibility. A further standing item presents the Committee with information on wider employee pay. The Committee welcomes feedback on the remuneration policy, which the Company facilitates through the wider engagement of employees on corporate matters as described elsewhere in this report (see pages 175-176). In addition, many of the Company's employees are shareholders, through the global employee share ownership arrangements, and many of them, like other shareholders, are able to express their views on directors' remuneration at each general meeting.

Leadership framework

In 2024, the Anglo American Leadership Framework was developed with the Company's leadership teams and implemented across the Group.

The realisation of the Company's strategy is in part reliant on a culture that drives high performance, enabled by strong capable leadership. Together with our Purpose and Values, the Leadership Framework sets out the behaviours all of our people leaders are expected to role model and be accountable for, which will enable the delivery of our long-term strategic goals. It applies to all colleagues from our Executive Leadership Team to supervisory levels who lead people and are accountable for the performance of others – either indirectly or directly.

Living wage

Anglo American has been an accredited Living Wage employer in the UK since 2014 via the Living Wage Foundation. In January 2023, we strengthened our commitment by receiving global Living Wage certification with the Fair Wage Network, formalising our status as a committed global employer. The Fair Wage Network is a trusted organisation that has developed an online database that covers Living Wage reference values for every country in the world and is considered an expert in this field.

A Living Wage analysis forms part of our annual pay review process so that we continue to pay workers above living wage thresholds for the localities in which they operate.

Additionally, we are an active member of the Business Fights Poverty 'Living Wage Peer Circle', which is a forum to collaborate, engage and share Living Wage insights with peers from across multiple industries.

Cascade of pay elements through employee population

The following table represents the cascade of our remuneration elements across our UK employee population.

Our key SHE and ESG commitments flow through to the incentives for all eligible employees. The annual bonus scheme outcomes for all eligible employees are determined by team-based goals that include SHE measures, financial metrics and critical strategic measures. All eligible employees are incentivised to work collectively on key priorities in these areas, and are subject to a safety deductor. The LTIP awards granted to management and senior management include the performance measures applicable to our executive directors, which for 2025 include ESG measures relating to Gender representation and Tailings.

Population	Remuneration element	Details
All UK employees	Salary	Salaries are determined based on the role and market rates; regular benchmarking exercises are taken to ensure salaries remain competitive against the market.
		We are an accredited Living Wage employer and all employees are paid at least the Real Living Wage.
	Pension	All employees are able to participate in the Company's Defined Contribution scheme.
	Benefits	All employees are eligible to participate in our range of benefits ranging from private medical coverage, occupational health services, and life assurance to a range of well-being and shopping benefits.
	SAYE	All employees are eligible to participate in the Company's SAYE scheme, which encourages employee share ownership and the opportunity to share in the value created in the Company.
	SIP	All employees who have been in employment for three months or more are eligible to participate in the Company's SIP scheme of partnership and matching shares. The Company matches the number of partnership shares bought on a 1:1 basis.
		All employees are also eligible to receive discretionary annual awards of free shares.
	Annual Bonus	Our UK permanent employees are eligible to participate in our annual bonus scheme. Whilst performance for the bonus is determined on a team basis, ensuring that everyone is working towards the company's collective goals, leaders have the ability to differentiate bonus outcomes by a maximum of +/- 20% based on a holistic view of what individuals have delivered and how they have delivered.
Management and senior management	LTIP	LTIP performance measures for the management population are the same as those for the executive directors, providing appropriate alignment. The LTIP ensures the focus of the decision-making population is on long-term value creation.
Executive directors and Executive Leadership Team members	Shareholding requirements	The executive director shareholding requirements ensure greater alignment with interests of shareholders. Executive Leadership Team members are also subject to a shareholding requirement.

Gender pay gap

Introduction

Inclusion and Diversity is a priority for us and as part of this, closing our Gender Pay Gap continues to be a focus. Creating a workplace where women are fully recognised for their significant contribution is something we strive for.

We value women in every part of our organisation and aim to create environments where women can thrive as part of our wider diversity and inclusion approach. We know that our business will be better performing and sustainable long-term where women can reach their full potential.

We had renewed focus on gender diversity in 2024, agreeing stretching targets for gender representation sponsored by our Executive Leadership Team. Along with policies which support women in our workplaces, ensuring fair and equitable practices to support and develop women is key to ensuring fair representation in leadership roles and throughout our organisation. We continue to measure and address issues which are barriers to women's progression.

During 2023 and early 2024, we underwent a reorganisation, during which we monitored women's representation to ensure we maintain a strong gender balance. In April 2024 we maintained this balance, with women making up 55% of our UK HQ employees, the same as in 2023.

By focusing on areas such as talent acquisition, development, succession planning and mentoring, we have continued to see an increase in women's representation across our management population. We surpassed our target to achieve 33% female representation across our Executive Committee and those that report to it, with 37% female representation in 2024. This has increased significantly from 18% in 2017 when UK gender pay gap legislation took effect.

As we continue to make progress, we are designing even better ways to support and enable women's development from early careers programmes through to senior leadership initiatives. Along with ensuring that we continually improve the everyday lived experience of women, this will allow everyone in our inclusive workplace to be themselves and perform at their very best.

Summary

Anglo American Services (UK) Limited is the UK company that employs the majority of Anglo American's UK workforce and is predominantly engaged in the provision of head office corporate services to Anglo American's global operations. The following sets out the information required by the UK regulation for Anglo American Services (UK) Limited, as at 5 April 2024.

Our mean UK hourly pay gap of 31% is down 1.43% from 2023 representing improvement in closing the gap in addition to the fall of 6.6% in 2023. While there has been improvement, the gap remains primarily a function of the representation of men in the most senior management roles in our UK head office, as shown most clearly in the quartile analysis. On a global basis, our gender pay gap[1] of c.14.2% reflects the far greater balance across the full breadth of our business activities and is an improvement on 16.4% for 2023.

Hourly pay

Anglo American is a global mining business, headquartered in the UK, and the majority of the senior leadership team is UK-based. The gaps shown below are largely attributable to the fact that more men than women are working in more highly paid, senior roles.

At the snapshot date of 5 April 2024, Anglo American Services (UK) Ltd comprised of:

– A UK workforce of 458 employees, of which 45% were men and 55% were women

– Despite the restructure, there has been an improvement in gender balance year-on-year. Still the senior management population was made up of a substantially higher proportion of men (63%) than women (37%)

– A 31% mean and 24% median UK hourly pay gap (2023: 32% mean and 23% median).

Hourly pay gap ratios

The table below ranks Anglo American's 458 UK employees' hourly pay from lowest to highest and then splits the number of employees into equally sized groups.

This chart shows that there has been a marginal decrease in the lower quartile with increases in the remaining quartiles of pay for women since 2023. Proportionally there remains more male employees than female employees in the higher pay quartiles.

Hourly pay quartiles

Hourly pay quartiles	2024 Percentage males in Quartile	2024 Percentage females in Quartile	2023 Percentage males in Quartile	2023 Percentage females in Quartile
Lower	25%	75%	25%	75%
Lower Middle	45%	55%	46%	54%
Upper Middle	44%	56%	45%	55%
Upper	64%	36%	65%	35%

Proportion of employees awarded a bonus for 2024

Anglo American's UK performance pay schemes operate irrespective of gender, with the majority of UK employees eligible to receive variable bonus pay during the year. 2024 saw 89% of male and 90% of female employees receive a bonus.

% awarded a bonus	2024	2023
Male	89%	85%
Female	90%	86%

The population for which bonus pay relates to was 463, reflecting the different rules for the statutory reporting of hourly rate and bonus figures.

[1] Weighted average gender pay gap of the basic pay of those employees in Australia, Brazil, Chile, Peru, Singapore, South Africa and the UK who are subject to the Anglo American Group-wide reward structures.

Bonus pay gap

The factors driving the bonus pay gap are the same as for the hourly pay gap shown in metrics 1 and 2, being the imbalanced gender composition across the more senior roles in our UK headquarters. Variable performance pay structures for the most senior employees differ from those of the wider workforce, thereby further widening the gap. The continuing trend of a decreasing mean and median bonus pay gap for 2024 reflects the increasing proportion of female employees in more senior roles recognising there will be a lag given the vesting period for bonuses.

Bonus pay gap	2024	2023
Mean	49%	64%
Median	36%	53%

The UK Gender Pay Gap requirement

The UK Gender Pay Gap reporting requirement is a regulation under The Equality Act 2010 (Gender Pay Gap Information) Regulations 2017 that is designed to provide public transparency in relation to the difference between men's and women's earnings within a company.

This regulation came into effect on 6 April 2017 and all UK registered companies that employ, in the UK, 250 or more people are required to disclose the specifically defined information by 4 April 2025. The source data for the required information must be at the 'snapshot date' of 5 April 2024. Anglo American is confident that it complies with the UK's Equal Pay legislation, which governs the right to equal pay between men and women for equal work.

Remuneration disclosures

10-year remuneration and returns

The TSR chart shows the Group's TSR performance against the performance of the FTSE 100 index from 1 January 2015 to 31 December 2024. The FTSE 100 index was chosen as this is a widely recognised broad index of which Anglo American has been a long-term constituent. In comparison to the FTSE 100, the Company's TSR performance over this period is positive.

TSR is calculated in US dollars, and assumes all dividends are reinvested. The TSR level shown as at 31 December each year is the average of the closing daily TSR levels for the five-day period up to and including that date.

The table opposite shows the total remuneration earned by the incumbent chief executive over the same 10-year period, along with the proportion of maximum opportunity earned in relation to each type of incentive.

The total amounts are based on the same methodology as for the single figure table for executive directors on page 204 of this report.



10-year TSR performance

Source: Datastream

10-year CEO remuneration

Financial year ending	31 December 2015	31 December 2016	31 December 2017	31 December 2018	31 December 2019	31 December 2020	31 December 2021	31 December 2022	31 December 2023	31 December 2024
Duncan Wanblad										
Total remuneration (single figure, £'000)								4,393	3,503[1]	**4,391**
Annual bonus (% of maximum)								42.6%	38.3%	**66.1%**
LTIP (% of maximum)								62.2%	40.3%	**24.5%**
Mark Cutifani										
Total remuneration (single figure, £'000)	3,462	3,996	6,693	15,636	10,745	9,331	11,928	5,134		
Annual bonus (% of maximum)	36.5%	87.5%	76.9%	63.4%	58%	54.6%	75.2%	42.6%		
LTIP (% of maximum)	50.0%	—%	50.0%	100%	92.5%	83.8%	90.0%	62.2%		

[1] Duncan Wanblad's 2023 total remuneration figure has been restated with updated LTIP value based on actual share price at vesting and as outlined on page 211.

CEO pay ratio

The table shows our CEO pay ratio for 2024 based on our total UK population, and the methodology used for the calculation. At 39:1, the CEO pay ratio at the median has increased from the median ratio of 35:1 (restated) in 2023. This is as a result of the following:

– In line with our executive director remuneration strategy, our chief executive pay comprises a higher proportion of incentive pay compared to the wider employee population. The chief executive's total remuneration has increased from £3.5 million to £4.4 million in 2024. This is largely due to the higher payout of the 2024 annual bonus of 66.1% compared to 38.3% in 2023.

– Although the LTIP vesting outcome is lower compared to 2023, the vesting relates to the first grant of LTIPs awarded to the chief executive following his appointment to the Board (which were at a higher level than he was eligible for in his previous role). This, alongside a rise in share price in 2024, has partly offset the lower vesting outcome of the LTIP award.

The total remuneration of the median employee has increased from £101,277 to £113,308. This is due in part to the increased bonus pay-outs for 2024 across the bonus eligible population.

Option A has been used to calculate the ratio, being the most comprehensive methodology of the three prescribed methods. This methodology uses the full-time equivalent pay and benefits data for all UK employees during the year and compares the single-figure number for employees at the 25th,

50th and 75th percentiles against the chief executive at the snapshot date of 31 December 2024, the last day of the financial year.

The salary, benefits and share plan data has been taken on a full-time equivalent basis, however, the annual bonus and LTIP values have been taken on an estimated basis. All other elements were calculated in line with the methodology used for the chief executive.

The employee at the 50th percentile does not participate in a long-term incentive plan and does not receive all benefits applicable to the chief executive. Therefore, the ratio is not a direct comparison with the total remuneration of the chief executive. Having reviewed the reasons for the change in the median pay ratio, the Company is satisfied that the ratio is appropriate.

Financial year ending	Method used	25th percentile	Median percentile	75th percentile
2024	**Option A**	**64:1**	**39:1**	**22:1**
2023[1]	Option A	58:1	35:1	19:1
2022	Option A	122:1	72:1	41:1
2021	Option A	225:1	141:1	79:1
2020	Option A	188:1	126:1	74:1
2019	Option A	205:1	133:1	60:1

[1] 2023 numbers have been restated in line with the updated LTIP value based on actual share price at vesting as outlined on page 211.

CEO pay ratio	Salary					
	2024	2023	2022	2021	2020	2019
25th percentile employee	**£53,274**	£47,520	£41,738	£44,761	£45,039	£41,706
Median percentile employee	**£80,834**	£83,838	£70,637	£60,029	£64,080	£54,810
75th percentile employee	**£86,486**	£107,555	£110,452	£99,176	£91,350	£108,200

CEO pay ratio	Total remuneration					
	2024	2023	2022	2021	2020	2019
25th percentile employee	**£68,148**	£60,088	£58,523	£53,027	£49,805	£52,301
Median percentile employee	**£113,308**	£101,277	£98,541	£84,452	£74,193	£80,811
75th percentile employee	**£199,626**	£189,059	£173,168	£150,876	£126,812	£178,416

Change in directors' remuneration compared to UK employees

The following table sets out the directors' basic salary, benefits and annual bonus amounts between 2024 and 2020 and the year-on-year changes. We show the average change in each element for UK-based Anglo American Services (UK) Ltd and Anglo American Technical & Sustainability Services Ltd employees below Executive Leadership Team level (this excludes the De Beers and crop nutrients businesses' employees). This population is being used, as Anglo American plc does not have any direct employees. The chosen population is considered to be the most relevant employee comparator group, given the Group-wide nature of roles performed at the corporate head office.

The results show that the average UK employee salary has increased; the comparable salaries for employees who have been employed for both years show a 6% rise from 2023. This is due to a combination of promotions and a 4% salary increase having been applied for all employees. Benefits have increased by 7% on a like-for-like basis. Bonus levels for employees on a like-for-like basis have increased by 62%.

		2024[1] Salaries/fees	2024[2] Benefits	2024 Bonus	2023[1] Salaries/fees	2023[2] Benefits	2023 Bonus	2022[1] Salaries/fees	2022[2] Benefits	2022 Bonus	2021[1] Salaries/fees	2021[2] Benefits	2021 Bonus	2020[1] Salaries/fees	2020[2] Benefits	2020 Bonus
Executive directors																
Duncan Wanblad	£'000	1,352	206	1,878	1,300	210	1,046	1,250	179	1,117	0	0	0	0	0	0
	% change	4%	(2%)	79%	4%	17%	(6%)	–%	–%	–%	–%	–%	–%	–%	–%	–%
John Heasley[3]	£'000	810	88	1,139	810	98		0	0	0	0	0	0	0	0	0
	% change	–%	(11%)	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Non-executive directors[4]																
Stuart Chambers[5]	£'000	836	19	0	804	5	0	773	8	0	714	9	0	700	7	0
	% change	4%	256%	–%	4%	–%	–%	8%	(12%)	–%	2%	18%	–%	–%	46%	–%
Magali Anderson[6]	£'000	125	8	0	121	4	0	0	0	0	0	0	0	0	0	0
	% change	3%	108%	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%	–%
Ian Ashby	£'000	178	10	0	174	4	0	170	0	0	145	0	0	145	0	0
	% change	2%	137%	–%	2%	–%	–%	17%	–%	–%	–%	–%	–%	10%	–%	–%
Marcelo Bastos	£'000	158	7	0	147	11	0	130	0	0	113	0	0	105	0	0
	% change	7%	(37%)	–%	13%	–%	–%	15%	–%	–%	8%	–%	–%	2%	–%	–%
Hilary Maxson	£'000	158	5	0	154	4	0	132	0	0	105	0	0	0	0	0
	% change	3%	13%	–%	17%	–%	–%	25%	–%	–%	–%	–%	–%	–%	–%	–%
Hixonia Nyasulu	£'000	138	13	0	134	12	0	130	0	0	113	0	0	100	0	0
	% change	3%	14%	–%	3%	–%	–%	15%	–%	–%	13%	–%	–%	11%	–%	–%
Nonkululeko Nyembezi	£'000	145	14	0	141	15	0	137	0	0	120	0	0	115	0	0
	% change	3%	(4%)	–%	3%	–%	–%	15%	–%	–%	–%	–%	–%	–%	–%	–%
Ian Tyler	£'000	215	1	0	206	1	0	183	0	0	0	0	0	145	0	0
	% change	4%	(20%)	–%	13%	–%	–%	–%	–%	–%	–%	–%	–%	4%	–%	–%
UK employees	£'000	115	27	59	112	26	63	111	24	77	105	21	98	106	19	92
	% change[7]	6%	7%	62%	9%	25%	(4%)	6%	18%	(16%)	6%	28%	42%	5%	11%	7%

[1] The Chair and NED base fees increased in 2024 by 4%. The SID fee increased by 15%.
[2] Benefits for UK employees comprise pension and car allowances (where applicable), these being the most material.
[3] John Heasley joined the Board on 1 December 2023; 2023 values shown represent his full-year equivalent remuneration for comparability.
[4] Non-executive director benefit figures relate to non-monetary benefits received in relation to travel and accommodation expenses during the year, as well as the settlement of tax in relation to the reimbursements. These benefits were not previously reported due to an administration oversight and have been included in the 2023 benefits figures onwards. Prior year figures have not been updated, hence, the percentage change is not applicable where the prior year was zero. Please see page 213 for further details.
[5] Stuart Chambers' 2024 benefit figure includes the provision of medical insurance. This non-monetary benefit was introduced in 2024, hence, the large percentage increase in 2024. Please see page 213 for further details.
[6] Magali Anderson joined the Board on 1 April 2023; 2023 values are full-year equivalents for comparability.
[7] Annual salary increase for UK employees was 2%, 3%, 8% and 4% for 2021, 2022, 2023 and 2024 respectively; increases shown include pay uplifts from promotions.

Distribution statement for 2024

The table below sets out the total expenditure on employee reward over 2024, compared to profit generated by the Company and the dividends received by investors. Underlying earnings are shown, as this is one of the Group's key measures of performance, while employee numbers help put the payroll costs of employees into context.

Distribution statement		2024	2023
Underlying earnings[1]	$m	1,937	2,932
	% change	(34)	(51)
Dividends payable for year to company shareholders	$m	1,026	1,564
	% change	(34)	(56)
Distributions payable for year to non-controlling interests	$m	542	957
	% change	(43)	(39)
Payroll costs for all employees	$m	3,998	4,096
	% change	(2)	6
Share buybacks	$m	—	—
	% change	—	—
Employee numbers	'000	54	58
	% change	(7)	2

[1] See page 241 for details on how underlying earnings are calculated.

Results of AGM shareholder votes on remuneration aspects

	Number of votes		
Vote	For	Against	Abstain
2023 Annual Report on Remuneration (at 2024 AGM)	831,120,003	32,374,463	8,752,536
	(96.25%)	(3.75%)	
2023 Remuneration Policy (at 2023 AGM)	867,857,873	36,937,576	19,226,745
	(95.92%)	(4.08%)	

External advisers and fees

Advisers		Fees for Committee assistance
Deloitte LLP	Appointed by the Committee as external advisors from November 2020 following a competitive tender process. Support during 2024 includes attendance and advice at Remuneration Committee meetings as well as other advice on matters related to remuneration policy and implementation.	£157,850
	The Committee is comfortable that the Deloitte engagement team that provides remuneration advice to the Committee does not have connections with the Company or its directors that may impair its independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts. The Committee is satisfied that the advice received was objective and independent.	
	Other services provided to the Company Corporate tax advisory services; risk advisory services including cyber, governance and ethics; financial advisory services in relation to transformation, mergers and acquisitions and capital restructuring; legal managed services; and consulting services including, human capital, enterprise and legal technology, operational and strategy and management consulting.	

Directors' service agreements

The terms of employment are set out in the executive directors' service agreements which are rolling contracts with no fixed term. Notice periods for both executive directors are 12 months.

The dates of the executive directors' service agreements are set out below.

	Date of appointment
Duncan Wanblad	19 April 2022
John Heasley	1 December 2023

The chair and NEDs are appointed by the Company under letters of appointment and do not have service agreements. The dates of appointment for each NED are set out below.

	Date of appointment
Stuart Chambers	1 September 2017
Magali Anderson	1 April 2023
Ian Ashby	25 July 2017
Marcelo Bastos	1 April 2019
Hilary Maxson	1 June 2021
Hixonia Nyasulu	1 November 2019
Nonkululeko Nyembezi	1 January 2020
Ian Tyler	1 January 2022

The Company's policy on termination is consistent with provisions relating to termination of employment in the executive directors' service agreements and with provisions in the incentive plan rules. Also set out are the key terms relating to change in control, where there is no termination. There are no provisions for enhanced payments in the event of a change in control of the Company.

Non-executive directors

All NEDs have letters of appointment with the Company and are expected to serve for an initial period of three years, subject to annual re-appointment by shareholders. The Company chair's appointment may be terminated by either side giving six months' notice. All other NEDs have a notice period of one month. The appointment letters for the chair and NEDs provide that no compensation is payable on termination, other than any accrued fees and expenses.

Remuneration Committee in 2024

Membership

The Committee comprised the independent NEDs listed on page 192 as at 31 December 2024.

External advisers to the Committee

The table on the previous page details the external advisers to the Committee and the fees paid for services provided during 2024. The fees for external advisers are charged on a time and expenses basis and are in accordance with the terms and conditions set out in each relevant engagement letter. Deloitte is one of the founding members of the Remuneration Consulting Group.

The Committee is satisfied that the Deloitte engagement team, which provides remuneration advice to the Committee, does not have connections with Anglo American plc or its directors that may impair its independence. The Committee reviewed the potential for conflicts of interest and judged that there were appropriate safeguards against such conflicts.

Approval

This directors' remuneration report has been approved by the Board of directors of Anglo American plc.

Signed on behalf of the Board of directors.

Ian Tyler
Chair, Remuneration Committee

19 February 2025

Statement of directors' responsibilities

The directors are responsible for preparing the Integrated Annual Report and the financial statements in accordance with applicable law and regulation.

Company law requires the directors to prepare financial statements for each financial year. Under that law the directors have prepared the Group financial statements in accordance with UK-adopted International Accounting Standards and the Parent Company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 "Reduced Disclosure Framework", and applicable law).

Under company law, directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Parent Company and of the profit or loss of the Group for that period. In preparing the financial statements, the directors are required to:

– Select suitable accounting policies and then apply them consistently

– State whether applicable UK-adopted International Accounting Standards have been followed for the Group financial statements and United Kingdom Accounting Standards, comprising FRS 101 have been followed for the Parent Company financial statements,

subject to any material departures disclosed and explained in the financial statements

– Make judgements and accounting estimates that are reasonable and prudent

– Prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Parent Company will continue in business.

The directors are responsible for safeguarding the assets of the Group and Parent Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The directors are also responsible for keeping adequate accounting records that are sufficient to show and explain the Group's and Parent Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and Parent Company and enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Act 2006.

The directors are responsible for the maintenance and integrity of the Parent Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' confirmations
for the year ended 31 December 2024

The directors consider that the Integrated Annual Report and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's and Parent Company's position and performance, business model and strategy.

We confirm that, to the best of our knowledge:

– the Group financial statements, which have been prepared in accordance with UK-adopted international accounting standards, give a true and fair view of the assets, liabilities, financial position and profit of the Group

– the Parent Company financial statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101, give a true and fair view of the assets, liabilities and financial position of the Parent Company and

– the Strategic Report includes a fair review of the development and performance of the business and the position of the Group and Parent Company, together with a description of the principal risks and uncertainties that it faces.

By order of the Board

Duncan Wanblad
Chief Executive

19 February 2025

John Heasley
Finance Director

Financial statements and other financial information

Contents

Independent auditors' report to the members of Anglo American plc

Report on the audit of the financial statements

Opinion
In our opinion:

– Anglo American plc's Group financial statements and Parent Company financial statements (the "financial statements") give a true and fair view of the state of the Group's and of the Parent Company's affairs as at 31 December 2024 and of the Group's loss and the Group's cash flows for the year then ended;

– the Group financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006;

– the Parent Company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework", and applicable law); and

– the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Integrated Annual Report 2024 (the "Annual Report"), which comprise: the Consolidated and Parent Company balance sheets as at 31 December 2024; the Consolidated income statement, the Consolidated statement of comprehensive income, the Consolidated cash flow statement and the Consolidated and Parent Company statements of changes in equity for the year then ended; and the notes to the financial statements, comprising material accounting policy information and other explanatory information.

Our opinion is consistent with our reporting to the Audit Committee.

Basis for opinion
We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence
We remained independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC's Ethical Standard, as applicable to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

To the best of our knowledge and belief, we declare that non-audit services prohibited by the FRC's Ethical Standard were not provided.

Other than those disclosed in note 39, we have provided no non-audit services to the Parent Company or its controlled undertakings in the period under audit.

Our audit approach

Context
During the year, the Group announced the acceleration of its value delivery strategy which included plans to divest or demerge its Steelmaking Coal, Nickel, Anglo American Platinum and De Beers businesses. By the end of the year, the Group had progressed on its strategy to focus on copper, premium iron ore and crop nutrients. Our audit considered how these events impacted the financial statements and our audit risk assessment. In particular, we focussed on the judgements associated with the presentation of businesses subject to demerger or disposal.

Overview
Audit scope
– Our audit included full scope audits, audit of specific account balances or specified procedures at each of the Group's eleven in scope businesses, joint ventures and associates ("components").

– Taken together, the components at which audit work was performed accounted for 96% of consolidated revenue, 90% of consolidated loss before tax (on an absolute basis) and 94% of consolidated profit before tax, special items and remeasurements (on an absolute basis).

Key audit matters
– Assessment of impairment and impairment reversals for intangible assets, property, plant and equipment (Group) and investments in subsidiaries (Parent Company)

– Judgements associated with the classification of assets as held for sale and discontinued operations (Group)

– Provisions for environmental restoration and decommissioning (Group)

Materiality
– Overall Group materiality: $350 million (2023: $400 million) based on approximately 4.8% of the Group's three year-average consolidated profit before tax, special items and remeasurements.

– Overall Parent Company materiality: $300 million (2023: $300 million) based on approximately 1% of the Parent Company's total assets.

– Performance materiality: $260 million (2023: $300 million) (Group) and $225 million (2023: $225 million) (Parent Company).

The scope of our audit
As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements.

Key audit matters
Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

Judgements associated with the classification of assets as held for sale and discontinued operations (Group) is a new key audit matter this year. Otherwise, the key audit matters below are consistent with last year.

Anglo American plc
Integrated Annual Report 2024

Financial statements and other financial information
Independent auditors' report to the members of Anglo American plc

227

Key audit matter	How our audit addressed the key audit matter
Assessment of impairment and impairment reversals for intangible assets, property, plant and equipment (Group) and investments in subsidiaries (Parent Company)	

As at 31 December 2024, the Group has intangible assets of $940 million (2023: $1,479 million) and property, plant and equipment of $40,844 million (2023: $43,949 million). All of these asset categories require review for indicators of impairment, and where relevant, impairment reversal.	For all material finite-lived intangible assets and property, plant and equipment, we undertook the following to test management's assessment for indicators of impairment/impairment reversal:
The determination of whether an impairment or impairment reversal indicator exists can be judgemental. Management must determine the recoverable amount when impairment indicators or indicators of impairment reversal are identified.	– we understood management's processes and evaluated the design and implementation of controls in respect of the impairment indicator assessment process;
Goodwill and assets that are deemed to have indefinite useful lives are required to be tested for impairment at least annually. As at 31 December 2024, the Group had goodwill of $219 million (2023: $270 million) and indefinite useful life intangible assets of $240 million (2023: $496 million), predominantly associated with brands in the De Beers business.	– we assessed the appropriateness of management's identification of the Group's CGUs; and – we evaluated and challenged management's assessment and judgements in respect of impairment/impairment reversal indicators, including ensuring that the impact of climate change, and continued commodity price and foreign exchange volatility, were appropriately considered in management's impairment indicator assessment and conclusions.
The determination of the recoverable amount, being the higher of value-in use ("VIU") and fair value less costs of disposal ("FVLCD"), requires judgement and estimation on the part of management in identifying and then determining the recoverable amounts for the relevant cash generating units ("CGUs").	Where detailed cash flow models were prepared, our procedures included:
The fair value less cost of disposal is estimated with reference to the share price of listed subsidiaries, to signed sales agreements or indicative offers where relevant and available for CGUs in the process of divestment and discounted cashflows for other assets.	– verifying the integrity of formulae and the mathematical accuracy of management's valuation models; – consideration of the impact of the latest life of asset plan assumptions and ensuring that the valuation model reflects the latest plans and, where relevant, sufficient value has been attributed to residual reserves and resources to the extent this would be undertaken by a third party market participant. This included assessing the competence and objectivity of management's internal technical experts in preparing the plan as well as reviewing the supporting information underpinning the internal expert's report, where appropriate;
Where a discounted cash flow model has been used, estimation uncertainty is considered to be significant due to the long lives of the majority of assets and uncertainty in the quantum and timing of cash flows, including the uncertain impact of climate change on the Group's operations, as described in note 7 to the financial statements.	– assessing the reliability of management's forecast capital and operating expenses with reference to comparing budgeted results with actual performance in prior periods;
As the assumptions underpinning forecast cash flows are derived from observable data available to a market participant as required under IFRS, they are not necessarily aligned with a 1.5C scenario.	– with the support of our valuations experts, assessing the discount rate used in each model and whether it fell within a reasonable range taking into account external market data. Our assessment of discount rates also included consideration of country and asset specific risks and challenging management to ensure that these had been appropriately captured in either the discount rate or underlying cash flow forecasts;
Impairment indicators were identified in the year for Moranbah-Grosvenor (Steelmaking Coal). Indicators for impairment reversal were identified for Kolomela (Kumba). Impairment, and impairment reversal, indicators were also identified for certain other assets for which immaterial impairment amounts were recorded.	– benchmarking management's forecast commodity price and foreign exchange assumptions against our own collated consensus data to assess whether they fell within an external analyst range. Specifically in respect of De Beers, we engaged our economics experts to challenge and assess the appropriateness of the methodology and assumptions used in deriving forecast diamond prices;
In addition, an indicator of impairment at the Woodsmith (Crop Nutrients) CGU was identified as at 30 June 2024, which resulted in an impairment being recognised of $1.6 billion. There were no further indicators for impairment identified at 31 December 2024.	– challenging and verifying that the cash flow forecasts appropriately captured and considered the impact of carbon emissions on price, mine plan costs and cost of capital, where material;
Management's analysis over those CGUs with indicators for impairment determined that an impairment loss during the year had occurred within the Moranbah-Grosvenor CGU of $0.2 billion. An impairment reversal was recognised within the Kolomela CGU of $0.2 billion.	– verifying that costs and benefits of the implementation of projects to mitigate physical climate risk were appropriately included in cash flow forecasts, where such costs and benefits have been incorporated into the approved life of asset plan;
Separately, the Group holds goodwill or indefinite useful life intangible assets associated with the Natural Diamonds (De Beers) CGU, Los Bronces – Chagres (Copper Chile) CGU and Platinum Group Metals segment and so annual impairment tests were performed for these assets. Management's analysis over those assets determined that an impairment loss was required at the Natural Diamonds (De Beers) CGU of ($2.9 billion).	– assessing whether the assumptions had been determined and applied on a consistent basis, where relevant, across the Group; and – assessing the disclosure made over the impairment charges and sensitivities within note 8 to the financial statements and challenging management where any inconsistencies were noted.
Refer to notes 7 and 8 for management conclusions and the Audit Committee's views on page 184.	Where signed sales agreements were utilised as a basis for determining the recoverable amount, our procedures included: – examining key terms and timelines in the executed agreements;

228 **Anglo American plc**
Integrated Annual Report 2024

Financial statements and other financial information
Independent auditors' report to the members of Anglo American plc

Key audit matter	How our audit addressed the key audit matter
At 31 December 2024, the Parent Company holds investments in subsidiaries amounting to $33,257 million (2023: $33,113 million). Investments in subsidiaries are accounted for at historical cost less accumulated impairment. Judgement is required to assess if impairment indicators exist and where indicators are identified, if the investment carrying value is supported by the recoverable amount. In forming this assessment, management compares the underlying net assets of the investments to their carrying amount and any other relevant facts and circumstances, including the impact of any impairments recorded in the Group financial statements. Refer to note 1 to the Parent Company's financial statements.	– assessing management's allocation of the total consideration within the relevant agreements to the individual CGUs; – understanding the various elements of the total consideration as set out in the agreements, including any deferred consideration and consideration that is contingent on future events; and – with the support of our valuations experts, evaluating the key assumptions utilised in the determination of the fair value of the total consideration. This included price assumptions, discount rates and disposal costs. Based on the procedures performed, we noted no material issues arising from our work. In respect of investments in subsidiaries in the Parent Company, we undertook the following to test management's assessment for indicators of impairment: – evaluated and challenged management's assessment and judgements, including ensuring that consideration had been given to the results of the Group's impairment assessment in respect of intangible assets and property, plant and equipment; – verified the mathematical accuracy of management's assessment including that the net assets of the subsidiaries being assessed agreed to the respective subsidiary balance sheet at 31 December 2024; and – examined management's assessment of other internal and external impairment indicators, including considering the market capitalisation of the Group with reference to the carrying value of investments in subsidiaries in the Parent Company to identify other possible impairment indicators. Based on the procedures performed, we noted no material issues arising from our work.

Judgements associated with the classification of assets as held for sale and discontinued operations (Group)

As a result of the Group's announcement to accelerate its strategy and to divest or demerge the Steelmaking Coal, Nickel, Anglo American Platinum and De Beers businesses, judgement was required as to whether any of the business should be classified as held for sale and, where applicable, presented as discontinued operations at 31 December 2024.

This judgement requires management to consider whether the carrying amount of a non-current asset (or disposal group) will be recovered principally through a sales transaction rather than continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable.

Where the Group intends to distribute a disposal group to its shareholders, management must assess whether the assets are available for available for immediate distribution in their present condition and the distribution must be highly probable. This includes consideration of the likelihood of significant changes to the distribution and the probability of shareholder approval.

The Group has determined that the investment in Jellinbah, as well as the Moranbah-Grosvenor and Peace River Coal disposal groups (all within the Steelmaking Coal business) meet the criteria to be presented as held for sale. As such, the Group has recognised assets held for sale of $2,530 million (2023: $nil) and liabilities of $363 million (2023: $nil) as at 31 December 2024.

As the disposal groups identified as being classified as held for sale are not considered to represent a separate major line of business or geographical location, management has not presented discontinued operations.

Refer to notes 7 and 34 for management's conclusions and the Audit Committee's views on page 185.

Where management has plans to sell an asset (or disposal group), we undertook the following procedures:

– inquired with management as to the status of the transaction;

– examined minutes of the Board of Directors;

– examined key terms, timelines, and conditions precedent in the executed agreements;

– evaluated the nature and progress of each condition precedent, including review of communications where relevant with counterparties and regulators;

– considered the disposal units against the requirements for a sale to be "highly probable" and available for immediate sale; and

– assessed the disclosure made over the judgements made within note 7 to the financial statements and challenging management where any inconsistencies were noted.

Based on the procedures performed, we noted no material issues arising from our work.

Anglo American plc
Integrated Annual Report 2024

Financial statements and other financial information   **229**
Independent auditors' report to the members of Anglo American plc

Key audit matter	How our audit addressed the key audit matter
Provisions for environmental restoration and decommissioning (Group)	

The Group has provisions for environmental restoration and decommissioning of $2,537 million as at 31 December 2024 (2023: $2,801 million).

The calculation of these provisions requires management to estimate the quantum and timing of future costs, taking into account the unique nature of each site, the long timescales involved and the potential associated obligations. These calculations also require management to determine an appropriate rate to discount future costs to their net present value.

Management reviews the environmental restoration and decommissioning obligations at each reporting period, using experts to provide support in its assessment where appropriate. This review incorporates the effects of any changes in local regulations, mining disturbance and rehabilitation activities that have taken place during the year, and management's anticipated approach to restoration and rehabilitation.

The Group continues to refine designs and all material costs of conformance with the Global Industry Standard on Tailings Management ('GISTM') have been recorded within decommissioning and environmental restoration provisions.

Refer to note 16 for management's conclusions and the Audit Committee's views on page 186.

We assessed management's process for the review of environmental restoration and decommissioning provisions and, for those estimates we consider to be material, performed detailed testing in respect of the cost estimates.

We validated the existence of legal and/or constructive obligations with respect to the provision and considered whether the intended method of restoration and rehabilitation was appropriate. We evaluated the competence and objectivity of management's experts who produced cost estimates. We read correspondence between management and management's experts, as well as with mining regulatory bodies, where applicable, and also held meetings with the experts, where relevant, to understand their methodology and inputs. We considered whether any risks associated with climate change impacted either the timing or extent of remediation activities.

For certain of the Group's environmental restoration and decommissioning provisions, we engaged our own internal experts to assess the work performed by management's expert. This assessment included a review of any potential contingent liabilities which are not provided for, and identification of any other potential costs requiring recognition or disclosure that could be material.

In assessing the appropriateness of cost estimates, we focused on validating that costs underpinning the accounting provision represent management's and the experts' best estimate of expenditure, based on the current extent of mine disturbance as well as any risk adjustments included in the estimate. In respect of claims that have been made by regulatory authorities or government bodies regarding closure estimates, we met with legal counsel, where relevant, to assess the probable outcomes in relation to ongoing claims and exposure and areas where legal requirements are open to interpretation. We assessed the timing of the cash flows and discount rates applied to calculate the present value of estimated costs by comparing the rates applied by management to the yields on government bonds with maturities approximating the timing of cash flows for each territory and currency.

Specifically in relation to the Group's conformance with GISTM, we obtained the assessments performed by management to ensure cost estimates had been included for any material expenditure required with respect to the tailings facilities.

We validated the integrity of formulae and mathematical accuracy of management's calculations.

Based on the procedures performed, we noted no material issues arising from our work.

230   **Anglo American plc**
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Financial statements and other financial information
Independent auditors' report to the members of Anglo American plc

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the Group and the Parent Company, the accounting processes and controls, and the industry in which they operate.

The Group is organised into eight reportable segments – De Beers, Copper, Platinum Group Metals, Iron Ore, Steelmaking Coal, Nickel, Manganese and Crop Nutrients, as well as a Corporate function. Each segment is further divided into businesses which align to discrete country or joint venture operations. We have identified each business as a component, with each component typically representing a consolidation of a number of discrete country operations.

The Group's accounting processes for managed operations are structured around a local finance function at each component, which is supported by the Group's central functions including: i) one of the Group's three shared service centres in South Africa, Brazil or Australia; and ii) with the exception of De Beers and Steelmaking Coal, the Group's Marketing business in Singapore where the majority of the Group's commodity sales are transacted and processed. Each component reports to the Group through an integrated consolidation system.

Based on our risk and materiality assessments, we determined which components required an audit of their complete financial information having consideration to the relative significance of each component to the Group, locations with significant inherent risks and the overall coverage obtained over each material line item in the consolidated financial statements.

We scoped in nine components requiring an audit of their complete financial information. In addition, one component was scoped in for an audit of specific account balances and one component was scoped in for specified procedures.

Recognising that not every operation or business in a component is included in our Group audit scope, we considered as part of our Group audit oversight responsibility what audit coverage had been obtained in aggregate by our component teams by reference to operations or businesses at which audit work had been undertaken. For other components where we did not undertake audit procedures, the Group team performed targeted risk assessment analytics.

Where the work was performed by component audit teams or at a central function, we determined the level of involvement we needed to have in the audit work at those components to be able to conclude whether sufficient appropriate audit evidence had been obtained as a basis for our opinion on the Group financial statements as a whole.

The Group audit team visited component teams and local operations in South Africa, Singapore and Chile during the 2024 audit. We also visited the Woodsmith project in the United Kingdom. This is in addition to site visits to component teams and local operations in South Africa, Singapore and Brazil in the prior year. Furthermore, our oversight procedures included the issuance of formal, written instructions to component auditors setting out the work to be performed at each location and regular communication throughout the audit cycle including regular component calls through video conferencing, review of component auditor workpapers and participation in audit clearance meetings.

Taken together, the components where we performed our audit work accounted for 96% of consolidated revenue, 90% of consolidated loss before tax (on an absolute basis) and 94% of consolidated profit before tax, special items and remeasurements (on an absolute basis). This was before considering the contribution to our audit evidence from performing audit work at the Group level, including disaggregated analytical review procedures and our evaluation of entity level controls, which covers a significant portion of the Group's smaller and lower risk components that were not directly included in our Group audit scope.

The financial statements of the Parent Company are prepared using the same accounting processes as the Group's central functions and were audited by the Group audit team.

The impact of climate risk on our audit

Climate change is one of the Group's principal risks. As part of our audit, we made enquiries of management to understand its process to assess the extent of the potential impact of climate change risks on the Group and its financial statements. Management has explained how it has considered the impact of climate change on the financial statements, including specifically in respect of cash flow projections for impairment testing, in note 7 to the financial statements. This includes its consideration of risks and opportunities that could impact the financial statements.

We used our knowledge of the Group to consider the risk assessment performed by management, including its assessment of the strategic and financial resilience of the Group's portfolio under various scenarios. Management remains committed to achieving its previously stated 2040 climate ambitions. During 2022, management engaged the Carbon Trust to conduct an independent assessment to provide external verification regarding the alignment of the Group's Scope 1 and 2 ambitions with a well-below 2° scenario. As a result of this assessment, and recognising that with forecasts of any type there is a margin of error, management has confidence that capital deployment in accordance with the Group's operational carbon neutrality ambitions is capital aligned with a contribution to achieving the goals of the Paris Agreement. For financial statement reporting purposes, as detailed in note 7, no specific climate scenario is used when determining asset valuations as no single scenario is representative of management's best estimate of the likely assumptions that would be used by a market participant when valuing the Group's assets. The forecasts for determining asset valuations also include an adjustment for the cost of unabated future Scope 1 and 2 emissions irrespective of whether each jurisdiction currently has a carbon tax or similar regime in place.

We considered management's financial statement reporting risk assessment in respect of climate change, focusing on those areas considered to be most heavily impacted such as management's impairment assessment over non-current assets. Whilst the impact is uncertain, we particularly considered the impact of both physical and transition risks arising due to climate change, as well as related opportunities and climate targets made by the Group, including any incremental capital expenditure and/or operating costs, on the recoverable value of the Group's assets.

The Group has set climate targets, which include a commitment to be carbon neutral (Scopes 1 and 2) by 2040. Whilst a pathway has been set out to achieve this commitment, further project studies are required to determine how specific categories of emissions can be managed effectively. As a result, not all costs and benefits associated with the projects that will be required to achieve this commitment are included in forward looking estimates including those used to determine the recoverable amount of the Group's assets. However, this is factored into asset valuations through the application of a carbon cost as described above. Where the Group has a high degree of confidence that projects supporting the achievement of these targets are technically feasible, the related costs and benefits are included in the relevant Life of Asset Plan and relevant forward looking estimates.

The useful lives of the Group's mines are reassessed annually and changes could impact depreciation charges and timing of mine restoration activities. Based on the current life of asset plans there were no indications that useful lives had been materially impacted by climate change. Our work on impairment is further described in the relevant Key Audit Matter. We have also read the disclosures made in relation to climate change, in the other information within the Annual Report, and considered their consistency with the financial statements and our knowledge from our audit.

Anglo American plc
Integrated Annual Report 2024

Financial statements and other financial information   **231**
Independent auditors' report to the members of Anglo American plc

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Financial statements – Group	Financial statements – Parent Company
Overall materiality	$350 million (2023: $400 million).	$300 million (2023: $300 million).
How we determined it	approximately 4.8% (2023: 3.4%) of the Group's three year-average consolidated profit before tax, special items and remeasurements	approximately 1% (2023: 1%) of the Parent Company's total assets
Rationale for benchmark applied	Profit before tax, special items and remeasurements is used as the materiality benchmark. The directors use this measure as they believe that it reflects the underlying performance of the Group. We consider that it is most appropriate to calculate materiality based on a three-year average of profit before tax, special items and remeasurements to respond to longer-term trends in commodity markets and to dampen the impact of short-term price volatility. We used judgement to cap our materiality at $350 million.	We considered total assets to be an appropriate benchmark for the Parent Company, given that it is the ultimate holding company and holds material investments in subsidiary undertakings. We used judgement to cap our materiality at $300 million.

For each component in the scope of our Group audit, we allocated a materiality that is less than our overall Group materiality. The range of materiality allocated across components was $60 million to $110 million.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (2023: 75%) of overall materiality, amounting to $260 million (2023: $300 million) for the Group financial statements and $225 million (2023: $225 million) for the Parent Company financial statements.

In determining the performance materiality, we considered a number of factors – the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls – and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with the Audit Committee that we would report to them misstatements identified during our audit above $17.5 million (Group audit) (2023: $20 million) and $15 million (Parent Company audit) (2023: $15 million) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the directors' assessment of the Group's and the Parent Company's ability to continue to adopt the going concern basis of accounting included:

– Obtaining and examining management's base case forecast and downside scenarios, which include pricing and production downsides alongside a significant operational incident and considering variation in timing of the Group divestments, and checking that the forecasts have been subject to board review and approval;

– Considering the historical reliability of management forecasting for cash flow and net debt by comparing budgeted results to actual performance;

– Checking the key inputs into the models, such as commodity prices and production forecasts, to ensure that these were consistent with our understanding and the inputs used in other key accounting judgements in the financial statements;

– Performing our own independent sensitivity analysis to understand the impact of changes in cash flow and net debt on the resources available to the Group;

– Checking the covenants applicable to the Group's borrowings and examining whether management's assessment supports ongoing compliance with those covenants; and

– Reading management's paper to the Audit Committee in respect of going concern, and agreeing the forecasts set out in this paper to the underlying base case cash flow model.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and the Parent Company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the Group's and the Parent Company's ability to continue as a going concern.

In relation to the directors' reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or

232   **Anglo American plc**
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Financial statements and other financial information
Independent auditors' report to the members of Anglo American plc

otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic report and Directors' report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic report and Directors' report
In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic report and Directors' report for the year ended 31 December 2024 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the Group and Parent Company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic report and Directors' report.

Directors' Remuneration
In our opinion, the part of the Directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

Corporate governance statement
The Listing Rules require us to review the directors' statements in relation to going concern, longer-term viability and that part of the corporate governance statement relating to the Parent Company's compliance with the provisions of the UK Corporate Governance Code specified for our review. Our additional responsibilities with respect to the corporate governance statement as other information are described in the Reporting on other information section of this report.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement, included within the Directors' report is materially consistent with the financial statements and our knowledge obtained during the audit, and we have nothing material to add or draw attention to in relation to:

– The directors' confirmation that they have carried out a robust assessment of the emerging and principal risks;

– The disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated;

– The directors' statement in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the Group's and Parent Company's ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements;

– The directors' explanation as to their assessment of the Group's and Parent Company's prospects, the period this assessment covers and why the period is appropriate; and

– The directors' statement as to whether they have a reasonable expectation that the Parent Company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Our review of the directors' statement regarding the longer-term viability of the Group and Parent Company was substantially less in scope than an audit and only consisted of making inquiries and considering the directors' process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the financial statements and our knowledge and understanding of the Group and Parent Company and their environment obtained in the course of the audit.

In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit:

– The directors' statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for the members to assess the Group's and Parent Company's position, performance, business model and strategy;

– The section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and

– The section of the Annual Report describing the work of the Audit Committee.

We have nothing to report in respect of our responsibility to report when the directors' statement relating to the Parent Company's compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors.

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements
As explained more fully in the Statement of directors' responsibilities, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group's and the Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the financial statements
Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the Group and industry, we identified that the principal risks of non-compliance with laws and regulations related to the failure to comply with environmental regulations, health and safety regulations and anti-bribery and corruption laws, and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such

Anglo American plc
Integrated Annual Report 2024

Financial statements and other financial information   **233**
Independent auditors' report to the members of Anglo American plc

as the Companies Act 2006 and applicable tax legislation in the jurisdictions in which the Group has material operations. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to posting inappropriate journal entries and management bias in accounting estimates. The Group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the Group engagement team and/or component auditors included:

– Understanding and evaluating the design and implementation of controls designed to prevent and detect irregularities and fraud;

– Inquiry of management, Internal Audit and the Group's legal advisors regarding their consideration of known or suspected instances of non-compliance with laws and regulations and fraud;

– Identifying and testing journal entries, in particular any journal entries posted with unusual account combinations; and

– Challenging assumptions and judgements made by management in respect of significant accounting judgements and estimates, and assessing these judgements and estimates for management bias.

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors' report.

Use of this report
This report, including the opinions, has been prepared for and only for the Parent Company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting
Under the Companies Act 2006 we are required to report to you if, in our opinion:

– we have not obtained all the information and explanations we require for our audit; or

– adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

– certain disclosures of directors' remuneration specified by law are not made; or

– the Parent Company financial statements and the part of the Directors' remuneration report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Appointment
Following the recommendation of the Audit Committee, we were appointed by the members on 5 May 2020 to audit the financial statements for the year ended 31 December 2020 and subsequent financial periods. The period of total uninterrupted engagement is five years, covering the years ended 31 December 2020 to 31 December 2024.

Other matter
The company is required by the Financial Conduct Authority Disclosure Guidance and Transparency Rules to include these financial statements in an annual financial report prepared under the structured digital format required by DTR 4.1.15R – 4.1.18R and filed on the National Storage Mechanism of the Financial Conduct Authority. This auditors' report provides no assurance over whether the structured digital format annual financial report has been prepared in accordance with those requirements.

Mark King (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London
19 February 2025

Consolidated income statement
for the year ended 31 December 2024

US$ million	Note	**Before special items and remeasurements**	**Special items and remeasurements (note 9)**	**Total**	Before special items and remeasurements	Special items and remeasurements (note 9)	Total
		2024					2023
Revenue	2	**27,354**	**(64)**	**27,290**	30,656	(4)	30,652
Operating costs		**(22,342)**	**(5,176)**	**(27,518)**	(24,100)	(2,648)	(26,748)
Operating (loss)/profit	1, 2	**5,012**	**(5,240)**	**(228)**	6,556	(2,652)	3,904
Non-operating special items	9	**—**	**(79)**	**(79)**	—	(100)	(100)
Net income from associates and joint ventures	2, 14	**134**	**—**	**134**	378	—	378
(Loss)/profit before net finance costs and tax		**5,146**	**(5,319)**	**(173)**	6,934	(2,752)	4,182
Investment income		**426**	**—**	**426**	427	—	427
Interest expense		**(1,172)**	**—**	**(1,172)**	(990)	—	(990)
Other net financing gains/(losses)		**36**	**(41)**	**(5)**	7	(31)	(24)
Net finance costs	4	**(710)**	**(41)**	**(751)**	(556)	(31)	(587)
(Loss)/profit before tax		**4,436**	**(5,360)**	**(924)**	6,378	(2,783)	3,595
Income tax (expense)/credit	5	**(1,762)**	**(102)**	**(1,864)**	(2,337)	86	(2,251)
(Loss)/profit for the financial year		**2,674**	**(5,462)**	**(2,788)**	4,041	(2,697)	1,344
Attributable to:							
Non-controlling interests	27	**737**	**(457)**	**280**	1,109	(48)	1,061
Equity shareholders of the Company		**1,937**	**(5,005)**	**(3,068)**	2,932	(2,649)	283
(Loss)/earnings per share (US$)							
Basic	3	**1.60**	**(4.13)**	**(2.53)**	2.42	(2.19)	0.23
Diluted	3	**1.60**	**(4.13)**	**(2.53)**	2.40	(2.17)	0.23

Consolidated statement of comprehensive income
for the year ended 31 December 2024

US$ million	**2024**	2023
(Loss)/profit for the financial year	**(2,788)**	1,344
Items that will not be reclassified to the income statement (net of tax)[1]		
Remeasurement of net retirement benefit obligation	**(46)**	(53)
Net revaluation loss on equity investments	**(17)**	(40)
Items that have been or may subsequently be reclassified to the income statement (net of tax)[1]		
Net exchange differences:		
Net loss (including associates and joint ventures)	**(469)**	(938)
Cumulative loss transferred to the income statement on disposal of foreign operations	**—**	9
Fair value movement on cash flow hedges:		
Net revaluation gain/(loss) (including associates and joint ventures)	**134**	(11)
Other comprehensive loss for the financial year (net of tax)	**(398)**	(1,033)
Total comprehensive (loss)/income for the financial year (net of tax)	**(3,186)**	311
Attributable to:		
Non-controlling interests	**185**	850
Equity shareholders of the Company	**(3,371)**	(539)

[1] Tax amounts are shown in note 5C.

Consolidated balance sheet
as at 31 December 2024

US$ million	Note	2024	2023
ASSETS			
Non-current assets			
Intangible assets	11	940	1,479
Property, plant and equipment	12	40,844	43,949
Environmental rehabilitation trusts	16, 24	151	108
Investments in associates and joint ventures	14	587	1,066
Financial asset investments	15	292	391
Inventories	18	1,192	847
Trade and other receivables	19	432	467
Deferred tax assets	17	294	262
Derivative financial assets	24	116	238
Pension asset surplus and other non-current assets		358	410
Total non-current assets		**45,206**	49,217
Current assets			
Inventories	18	5,247	6,387
Trade and other receivables	19	3,228	4,516
Current tax assets		266	170
Derivative financial assets	24	186	118
Financial asset investments	15	36	48
Cash and cash equivalents	21	8,167	6,088
Total current assets		**17,130**	17,327
Assets classified as held for sale	34	2,530	—
Total assets		**64,866**	66,544
LIABILITIES			
Current liabilities			
Trade and other payables	20	(6,092)	(6,511)
Short term borrowings	21, 22	(2,019)	(1,740)
Provisions for liabilities and charges	16	(740)	(684)
Current tax liabilities		(191)	(326)
Derivative financial liabilities	24	(191)	(94)
Total current liabilities		**(9,233)**	(9,355)
Non-current liabilities			
Trade and other payables	20	(190)	(189)
Medium and long term borrowings	21, 22	(16,191)	(15,172)
Royalty liability	24	(478)	(578)
Retirement benefit obligations	29	(503)	(531)
Deferred tax liabilities	17	(6,061)	(5,580)
Derivative financial liabilities	24	(740)	(648)
Provisions for liabilities and charges	16	(2,574)	(2,874)
Total non-current liabilities		**(26,737)**	(25,572)
Liabilities directly associated with assets classified as held for sale	34	(363)	—
Total liabilities		**(36,333)**	(34,927)
Net assets		**28,533**	31,617
EQUITY			
Called-up share capital	26	734	734
Share premium account		2,558	2,558
Own shares	26	(6,188)	(6,275)
Other reserves		(13,088)	(12,820)
Retained earnings		36,744	40,860
Equity attributable to equity shareholders of the Company		**20,760**	25,057
Non-controlling interests	27	7,773	6,560
Total equity		**28,533**	31,617

The financial statements of Anglo American plc, registered number 03564138, were approved by the Board of directors on 19 February 2025 and signed on its behalf by:

Duncan Wanblad
Chief Executive

John Heasley
Finance Director

Consolidated cash flow statement
for the year ended 31 December 2024

US$ million	Note	2024	2023
Cash flows from operating activities			
(Loss)/profit before tax		(924)	3,595
Net finance costs including financing special items and remeasurements	4	751	587
Net income from associates and joint ventures	14	(134)	(378)
Non-operating special items	9	79	100
Operating (loss)/profit	1	(228)	3,904
Revenue and operating special items and remeasurements	9	5,240	2,652
Cash element of special items		(331)	(89)
Depreciation and amortisation	1	3,072	2,685
Share-based payment charges		189	175
(Decrease)/increase in provisions and net retirement benefit obligations		(204)	25
Decrease in inventories		779	2
Decrease/(increase) in operating receivables		989	(384)
Increase/(decrease) in operating payables		19	(785)
Other adjustments		(163)	(70)
Cash flows from operations		9,362	8,115
Dividends from associates and joint ventures	14	315	379
Dividends from financial asset investments		—	3
Income tax paid		(1,574)	(2,001)
Net cash inflows from operating activities		8,103	6,496
Cash flows from investing activities			
Expenditure on property, plant and equipment	13	(5,532)	(5,876)
Cash flows used in derivatives related to capital expenditure	13	(1)	(3)
Proceeds from disposal of property, plant and equipment	13	13	16
Investments in associates and joint ventures	14	(62)	(15)
Expenditure on intangible assets		(80)	(133)
Net disposal/(issuance) of financial asset investments	15	6	(63)
Interest received and other investment income		378	377
Net cash outflow on acquisitions		—	(10)
Net cash inflow on disposals	35	177	210
Other investing activities		(34)	(63)
Net cash used in investing activities		(5,135)	(5,560)
Cash flows from financing activities			
Interest paid		(851)	(701)
Cash flows used in derivatives related to financing activities	21	(479)	(605)
Dividends paid to Company shareholders	6	(1,026)	(1,564)
Distributions paid to non-controlling interests	27	(549)	(978)
Proceeds from issuance of bonds		2,853	1,950
Proceeds from other borrowings		2,442	1,113
Capital repayment of lease obligations		(412)	(309)
Repayments of bonds and borrowings		(3,463)	(1,650)
Purchase of shares by Group companies		(135)	(274)
Movements in non-controlling interests	27	965	—
Other financing activities		(185)	(205)
Net cash used in financing activities		(840)	(3,223)
Net increase/(decrease) in cash and cash equivalents		2,128	(2,287)
Cash and cash equivalents at start of year	21	6,074	8,400
Cash movements in the year		2,128	(2,287)
Effects of changes in foreign exchange rates		(68)	(39)
Cash and cash equivalents at end of year	21	8,134	6,074

Consolidated statement of changes in equity
for the year ended 31 December 2024

US$ million	Total share capital[1]	Own shares[2]	Retained earnings	Cumulative translation adjustment reserve	Other reserves (note 26)	Total equity attributable to equity shareholders of the Company	Non-controlling interests[3]	Total equity
At 1 January 2023	3,292	(6,272)	42,368	(12,659)	589	27,318	6,635	33,953
Profit for the year	—	—	283	—	—	283	1,061	1,344
Other comprehensive loss	—	—	(45)	(730)	(47)	(822)	(211)	(1,033)
Dividends	—	—	(1,564)	—	—	(1,564)	(957)	(2,521)
Equity settled share-based payment schemes	—	272	(137)	—	25	160	(3)	157
Treasury shares purchased[4]	—	(275)	—	—	—	(275)	—	(275)
Change in ownership interest in subsidiaries	—	—	(38)	—	—	(38)	37	(1)
Other	—	—	(7)	—	2	(5)	(2)	(7)
At 31 December 2023	3,292	(6,275)	40,860	(13,389)	569	25,057	6,560	31,617
(Loss)/profit for the year	—	—	(3,068)	—	—	(3,068)	280	(2,788)
Other comprehensive (loss)/income	—	—	(42)	(382)	121	(303)	(95)	(398)
Dividends	—	—	(1,026)	—	—	(1,026)	(542)	(1,568)
Equity settled share-based payment schemes	—	185	3	—	(37)	151	3	154
Treasury shares purchased[4]	—	(98)	—	—	—	(98)	—	(98)
Change in ownership interest in subsidiaries	—	—	31	—	(14)	17	1,570	1,587
Other	—	—	(14)	—	44	30	(3)	27
At 31 December 2024	**3,292**	**(6,188)**	**36,744**	**(13,771)**	**683**	**20,760**	**7,773**	**28,533**

[1] Includes share capital and share premium.
[2] Own shares comprise shares of Anglo American plc held by the Company, its subsidiaries and employee benefit trusts (note 26).
[3] During the year, the Group sold approximately 11.9% of its holding in Anglo American Platinum, and transferred 15% of its holding in Minas-Rio. Refer to note 27 for further details.
[4] Shares purchased by controlled trusts and subsidiaries.

Notes to the financial statements

Financial performance

Profit attributable to equity shareholders decreased to a $3,068 million loss (2023: $283 million profit). Underlying earnings decreased by 34% to $1.9 billion (2023: $2.9 billion).

The 2024 financial performance was primarily impacted by unfavourable price environments, as the Group basket price fell 10%. Strong cost savings performance across the Group helped broadly maintain the Group's EBITDA margin at 30%, and resulted in a total EBITDA of $8.5 billion for the period. As a consequence, underlying earnings were $1.9 billion (2023: $2.9 billion).

Despite lower earnings, management actions to support the release of $1.8 billion of working capital, as well as two accelerated bookbuild offerings in Anglo American Platinum, partly offset by restructuring costs associated with our organisational change programme, ensured that net debt remained flat in 2024 at $10.6 billion.

Loss attributable to equity shareholders

$3.1 bn

(2023: profit of $0.3 bn)

The following disclosures provide further information about the drivers of the Group's financial performance in the year. This includes analysis of the respective contribution of the Group's reportable segments along with information about its operating cost base, net finance costs and tax. In addition, disclosure on earnings per share and the dividend is provided.

1.   Operating profit from subsidiaries and joint operations

Overview

US$ million	Note	2024	2023
Revenue before special items and remeasurements		27,354	30,656
Operating costs:			
Employee costs	28	(3,747)	(3,839)
Depreciation of property, plant and equipment		(2,954)	(2,623)
Amortisation of intangible assets		(118)	(62)
Third-party commodity purchases[(1)]		(3,289)	(4,488)
Consumables, maintenance and production input costs		(6,976)	(7,464)
Logistics, marketing and selling costs		(2,766)	(2,749)
Royalties		(774)	(971)
Exploration and evaluation		(269)	(319)
Net foreign exchange (losses)/gains		(42)	45
Other operating income		192	190
Other operating expenses		(1,599)	(1,820)
Operating profit before special items and remeasurements		5,012	6,556
Revenue special items and remeasurements	9	(64)	(4)
Operating special items and remeasurements	9	(5,176)	(2,648)
Operating (loss)/profit		**(228)**	**3,904**

(1)   Third-party commodity purchases principally relate to the purchase of concentrate (POC) at Platinum Group Metals and purchases from joint operation partners within De Beers.

Royalties exclude items which meet the definition of income tax on profit and which have been accounted for as taxes. Exploration and evaluation excludes associated employee costs. The full exploration and evaluation expenditure (including associated employee costs) is presented in the table below:

Operating profit before special items and remeasurements is stated after charging:

US$ million	2024	2023
Exploration expenditure	(118)	(145)
Evaluation expenditure	(183)	(197)
Research and development expenditure	(78)	(147)

Accounting policy
See note 40C for the Group's accounting policy on revenue and exploration and evaluation expenditure.

Financial performance

2. Financial performance by segment

Overview

The Group's operating segments are aligned to those businesses that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. Operating segments with similar economic characteristics are aggregated into reportable segments.

The Group aggregates the following operating segments into reportable segments:

– Kumba Iron Ore and Iron Ore Brazil are aggregated into Iron Ore.

– Copper Chile, Copper Peru and Sakatti are aggregated into Copper.

Shipping revenue related to shipments of the Group's products is shown within the relevant operating segment. Revenue from other marketing and trading activities from shipping, energy solutions and other ancillary products within the Marketing business is presented within the 'Corporate and other' segment, which also includes unallocated corporate costs and exploration costs.

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 334.

Segment results

| | | | | | | | 2024 |
US$ million	Group revenue	Underlying EBITDA	Depreciation and amortisation	Underlying EBIT	Net finance costs and income tax expense	Non-controlling interests	Underlying earnings
Copper	7,572	3,805	(1,001)	2,804	(1,261)	(207)	1,336
Iron Ore	6,573	2,655	(520)	2,135	(543)	(482)	1,110
Platinum Group Metals	5,962	1,106	(438)	668	(183)	(129)	356
De Beers	3,292	(25)	(324)	(349)	5	56	(288)
Steelmaking Coal[1]	3,519	924	(444)	480	(124)	—	356
Nickel	646	92	(12)	80	46	—	126
Manganese	359	116	(85)	31	(29)	(2)	—
Crop Nutrients	188 [2]	(34)	(1)	(35)	8	—	(27)
Corporate and other	471	(179)	(350)	(529)	(528)	25	(1,032)
	28,582	8,460	(3,175)	5,285	(2,609) [3]	(739)	1,937
Less: associates and joint ventures[1]	(1,228)	(376)	103	(273)	137	2	(134)
Subsidiaries and joint operations	27,354	8,084	(3,072)	5,012	(2,472)	(737)	1,803
Reconciliation:							
Net income from associates and joint ventures				134			134
Special items and remeasurements	(64)			(5,319)			(5,005)
Revenue	27,290						
Loss before net finance costs and tax				(173)			
Loss attributable to equity shareholders of the Company							(3,068)

| | | | | | | | 2023 |
US$ million	Group revenue	Underlying EBITDA	Depreciation and amortisation	Underlying EBIT	Net finance costs and income tax expense	Non-controlling interests	Underlying earnings
Copper	7,360	3,233	(782)	2,451	(1,127)	(225)	1,099
Iron Ore	8,000	4,013	(464)	3,549	(987)	(770)	1,792
Platinum Group Metals	6,734	1,209	(354)	855	(226)	(181)	448
De Beers	4,267	72	(324)	(252)	(113)	51	(314)
Steelmaking Coal	4,153	1,320	(498)	822	(138)	—	684
Nickel	653	133	(71)	62	3	—	65
Manganese	670	231	(86)	145	(77)	(2)	66
Crop Nutrients	225 [2]	(60)	(1)	(61)	(14)	—	(75)
Corporate and other	440	(193)	(210)	(403)	(447)	17	(833)
	32,502	9,958	(2,790)	7,168	(3,126) [3]	(1,110)	2,932
Less: associates and joint ventures	(1,846)	(717)	105	(612)	233	1	(378)
Subsidiaries and joint operations	30,656	9,241	(2,685)	6,556	(2,893)	(1,109)	2,554
Reconciliation:							
Net income from associates and joint ventures				378			378
Special items and remeasurements	(4)			(2,752)			(2,649)
Revenue	30,652						
Profit before net finance costs and tax				4,182			
Profit attributable to equity shareholders of the Company							283

[1] No income has been recognised from the Jellinbah associate after the agreement of the disposal transaction in November 2024 when the associate was reclassified as an asset held for sale. See notes 14 and 34 for further details.

[2] Group revenue in respect of Crop Nutrients principally relates to revenue from its associate, The Cibra Group, a fertiliser distributor based in Brazil.

[3] Comprises net finance costs of $741 million (2023: $593 million) and income tax expense of $1,868 million (2023: $2,533 million).

The segment results are stated after elimination of inter-segment interest and dividends and include an allocation of corporate costs.

240   Anglo American plc
Integrated Annual Report 2024

Financial statements and other financial information
Notes to the financial statements

Financial performance

2. Financial performance by segment continued

Further information

Group revenue by product

Segments predominantly derive revenue as follows – Copper: copper concentrate and cathodes; Iron Ore: iron ore; Platinum Group Metals: platinum group metals and nickel; De Beers: rough and polished diamonds; Steelmaking Coal: steelmaking coal; Nickel: nickel; Manganese: manganese ore. Revenue reported within Corporate and other includes net margins from marketing and trading activities in the Group's energy solutions activities, shipping services provided to third parties and sale of ancillary products. See note 40C for the Group's accounting policy on revenue recognition.

Other revenue principally relates to iridium, gold, ruthenium and molybdenum. The revenue analysis below includes the Group's share of revenue in equity accounted associates and joint ventures up to the point of being classified as held for sale (see note 34) excluding special items and remeasurements. See note 14.

| | 2024 | | | 2023 | | |
US$ million	Revenue from contracts with customers	Revenue from other sources	Group revenue	Revenue from contracts with customers	Revenue from other sources	Group revenue
Copper	7,008	(60)	6,948	6,824	86	6,910
Iron ore	5,810	(356)	5,454	6,548	606	7,154
Platinum	1,765	11	1,776	1,723	8	1,731
Palladium	1,249	8	1,257	1,681	9	1,690
Rhodium	1,148	3	1,151	1,509	22	1,531
Diamonds	3,262	30	3,292	4,198	69	4,267
Steelmaking coal	2,774	505	3,279	3,155	755	3,910
Thermal coal[1]	200	53	253	213	169	382
Nickel	1,045	30	1,075	1,046	47	1,093
Manganese ore	—	359	359	—	670	670
Shipping	1,541	—	1,541	1,115	—	1,115
Other	1,899	298	2,197	1,770	279	2,049
	27,701	881	28,582	29,782	2,720	32,502
Reconciliation:						
Less: Revenue from associates and joint ventures	—	(1,228)	(1,228)	—	(1,846)	(1,846)
Special items and remeasurements	—	(64)	(64)	—	(4)	(4)
Revenue	27,701	(411)	27,290	29,782	870	30,652

[1] For the year ended 31 December 2024, thermal coal represents 1% of Group revenue and comprises sales volumes of 14.2Mt. These arise from transitional marketing support provided to Thungela Resources, purchases from other third parties included within the Marketing business' energy solutions activities, and secondary product sales from the Steelmaking Coal business.

Revenue from other sources for subsidiaries and joint operations loss of $411 million (2023: gain of $870 million) comprises net fair value losses relating to derivatives of $151 million (2023: net fair value gains of $880 million), net fair value losses relating to provisionally priced contracts of $196 million and revenue remeasurements losses of $64 million (2023: loss of $6 million and loss of $4 million respectively). Derivative net losses include both financial derivatives and the net margin arising on contracts for the physical sale and purchase of third-party material (third-party sales) where these contracts are accounted for as derivatives prior to settlement and are entered into to generate a trading margin.

Group revenue by destination

The Group's geographical analysis of segment revenue is allocated based on the customer's port of destination. Where the port of destination is not known, revenue is allocated based on the customer's country of domicile.

| | 2024 | | 2023 | |
	US$ million	%	US$ million	%
China	9,428	34%	9,891	30%
India	1,754	6%	2,275	7%
Japan	3,005	11%	3,783	12%
Other Asia	4,566	16%	5,710	18%
South Africa	523	2%	833	3%
Other Africa	1,195	4%	1,403	4%
Brazil	689	2%	923	3%
Chile	989	3%	882	3%
Other South America	45	—	63	—
North America	1,159	4%	1,230	4%
Australia	102	—	103	—
United Kingdom[1]	1,739	6%	1,902	6%
Other Europe	3,388	12%	3,504	10%
	28,582	100%	32,502	100%

[1] United Kingdom is Anglo American plc's country of domicile.

Financial performance

3. Earnings per share

Overview

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 334.

US$	2024	2023
(Loss)/earnings per share		
Basic	**(2.53)**	0.23
Diluted	**(2.53)**	0.23
Underlying earnings per share		
Basic	**1.60**	2.42
Diluted	**1.60**	2.40
Headline earnings per share		
Basic	**0.72**	2.06
Diluted	**0.72**	2.05

Further information

The calculation of basic and diluted earnings per share is based on the following data:

	(Loss)/profit attributable to equity shareholders of the Company		Underlying earnings		Headline earnings	
	2024	2023	**2024**	2023	**2024**	2023
Earnings (US$ million)						
Basic and diluted earnings	**(3,068)**	283	**1,937**	2,932	**875**	2,496
Weighted average number of shares (million)						
Basic number of ordinary shares outstanding	**1,212**	1,214	**1,212**	1,214	**1,212**	1,214
Effect of dilutive potential ordinary shares	**—**	6	**—**	6	**—**	6
Diluted number of ordinary shares outstanding	**1,212**	1,220	**1,212**	1,220	**1,212**	1,220

The weighted average number of ordinary shares in issue is the weighted number of shares in issue throughout the year, and excludes shares held by employee benefit trusts and Anglo American plc shares held by Group companies.

In the year ended 31 December 2024, basic loss per share is equal to diluted loss per share as all potential ordinary shares are anti-dilutive. In the year ended 31 December 2024 there were 329,554 (2023: 345,152) share options that were potentially dilutive but not included in the calculation of diluted earnings because they were anti-dilutive.

Headline earnings, a Johannesburg Stock Exchange defined performance measure, is reconciled from profit attributable to equity shareholders of the Company as follows, and the reconciling items below are shown gross and net of tax and non-controlling interests:

	2024		2023	
US$ million	**Gross**	**Net**	Gross	Net
(Loss)/profit attributable to equity shareholders of the Company		**(3,068)**		283
Special items and remeasurements		**5,005**		2,649
Underlying earnings for the financial year		**1,937**		2,932
Revenue remeasurements	**(64)**	**(34)**	(4)	(3)
Operating special items – restructuring	**(295)**	**(227)**	(142)	(131)
Other operating special items	**(100)**	**(91)**	—	—
Operating remeasurements	**(49)**	**(40)**	(86)	(82)
Non-operating special items – remeasurement of deferred consideration	**(21)**	**(14)**	(17)	(14)
Other non-operating special items	**(7)**	**97**	8	6
Financing special items and remeasurements	**(41)**	**(41)**	(31)	(31)
Tax special items and remeasurements	**—**	**(772)**	—	(183)
Other reconciling items	**81**	**60**	(4)	2
Headline earnings for the financial year		**875**		2,496

Other reconciling items principally comprise of impairments and write-off of assets in De Beers and Platinum Group Metals (2023: principally comprise of adjustments relating to business combinations in prior years partially offset by impairments in De Beers).

Financial performance

4. Net finance costs

Overview

US$ million	2024	2023
Investment income		
Interest income from cash and cash equivalents	344	345
Interest income from associates and joint ventures	7	15
Net interest income on defined benefit arrangements	25	24
Other interest income	50	43
Investment income	**426**	**427**
Interest expense		
Interest and other finance expense	(1,450)	(1,322)
Lease liability interest expense	(83)	(62)
Net interest cost on defined benefit arrangements	(42)	(42)
Unwinding of discount relating to provisions and other liabilities	(89)	(79)
	(1,664)	(1,505)
Less: Interest expense capitalised	492	515
Interest expense	**(1,172)**	**(990)**
Other net financing gains/(losses)		
Net foreign exchange gains/(losses)	58	(51)
Other net fair value (losses)/gains	(22)	58
Other net financing gains before special items and remeasurements	**36**	**7**
Financing remeasurements	(41)	(31)
Other net financing losses	**(5)**	**(24)**
Net finance costs	**(751)**	**(587)**

Further information

Interest income recognised on financial assets at amortised cost is $186 million (2023: $183 million) and interest expense recognised on financial liabilities at amortised cost is $984 million (2023: $769 million).

Interest expense capitalised predominantly relates to US dollar denominated borrowings which were capitalised at a weighted average interest rate of 7.3% (2023: 7.1%).

Revaluation of deferred consideration balances are classified as special items and remeasurements only when the original gain or loss on disposal or acquisition has been classified as a special item.

5. Income tax expense

Overview

	(Loss)/profit before tax US$ million	Tax (charge) /credit US$ million	2024 Effective tax rate
Calculation of effective tax rate (statutory basis)	(924)	(1,864)	(201.7%)
Adjusted for:			
Special items and remeasurements	5,360	102	
Associates' and joint ventures' tax and non-controlling interests	108	(106)	
Calculation of effective tax rate (underlying)	**4,544**	**(1,868)**	**41.1%**

The underlying effective tax rate was 41.1% for the year ended 31 December 2024. This is higher than the underlying effective tax rate of 38.5% for the year ended 31 December 2023. The underlying effective tax rate in 2024 was mainly impacted by the relative level of profits arising in the Group's operating jurisdictions.

Financial performance

5. Income tax expense continued

Uncertainty and changes to tax regimes can materialise in any country in which we operate and the Group has no control over political acts, actions of regulators, or changes in local tax regimes. Global and local economic and social conditions can have a significant influence on governments' policy decisions and these have the potential to change tax and other political risks faced by the Group.

In line with our published Tax Strategy, the Group actively monitors tax developments at a national level, as well as global themes and international policy trends, on a continuous basis, and has active engagement strategies with governments, regulators and other stakeholders within the countries in which the Group operates, or plans to operate, as well as at an international level. This includes global tax reforms such as those being agreed through the OECD's Digitalisation of the Economy Project which seeks to reallocate taxing rights for large profitable groups ('Pillar 1') and has already effectively implemented a minimum effective tax rate of 15% on profits of large multinational groups in each country in which they operate ('Pillar 2').

The Group continues to review proposals and announced legislation to evaluate the potential impact and is engaging with policymakers in efforts to ensure that guidance and any required additional legislation is aligned to the stated policy objectives and that the Group is well placed to comply. The Pillar 2 rules applied to the Group from 1 January 2024 onwards, and the Group has put in place procedures to ensure compliance.

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 334.

A. Analysis of charge for the year

US$ million	2024	2023
United Kingdom tax	110	165
South Africa tax	425	585
Chile tax	561	415
Peru tax	215	317
Brazil tax	138	77
Other overseas tax	142	265
Prior year adjustments	(201)	(76)
Current tax	**1,390**	1,748
Deferred tax	**372**	589
Income tax expense before special items and remeasurements	**1,762**	2,337
Special items and remeasurements tax (note 9)	102	(86)
Income tax expense	**1,864**	2,251

Current tax includes royalties which meet the definition of income tax and are in addition to royalties recorded in operating costs.

Current tax includes Pillar 2 taxes of $nil.

The Group has applied the mandatory temporary exception under IAS 12 *Income Tax* in relation to the accounting for deferred taxes related to Pillar 2 income taxes.

Financial performance

5. Income tax expense continued

B. Factors affecting tax charge for the year
The reconciling items between the United Kingdom corporation tax rate and the income tax expense are:

US$ million	2024	2023
(Loss)/profit before tax	**(924)**	3,595
Less: Net income from associates and joint ventures	**(134)**	(378)
(Loss)/profit before tax (excluding associates and joint ventures)	**(1,058)**	3,217
Tax calculated at United Kingdom corporation tax rate of 25% (2023: 23.5%)	**(265)**	756
Tax effects of:		
Items non-deductible/taxable for tax purposes	**76**	61
Temporary difference adjustments		
Current year losses and temporary differences not recognised	**487**	523
Recognition of losses and temporary differences not previously recognised	**(82)**	(96)
Utilisation of losses and temporary differences not previously recognised	**(9)**	(25)
Write-off of losses and temporary differences previously recognised	**21**	33
Other temporary differences	**(20)**	105
Special items and remeasurements		
Functional currency remeasurements (note 9)	**159**	(119)
Other special items and remeasurements	**1,284**	687
Other adjustments		
Withholding taxes	**86**	108
Effect of differences between local and United Kingdom tax rates	**430**	396
Prior year adjustments	**(73)**	(76)
Other adjustments	**(230)**	(102)
Income tax expense	**1,864**	2,251

The special items and remeasurements reconciling charge of $1,443 million (2023: $568 million) relates to the net tax impact of total special items and remeasurements before tax calculated at the United Kingdom corporation tax rate less the associated tax recorded against these items and tax special items and remeasurements.

Included within withholding taxes for the year ended 31 December 2024 is a charge of $15 million (2023: $2 million) due to a reassessment of future dividend distributions.

Associates' and joint ventures' tax included within net income from associates and joint ventures for the year ended 31 December 2024 is a charge of $106 million (2023: $196 million). Excluding special items and remeasurements, this remains a charge of $106 million (2023: $196 million).

C. Tax amounts included in other comprehensive income
The Consolidated statement of comprehensive income includes a tax charge relating to an embedded derivative, recognised directly in OCI that will not be reclassified to the income statement, of $20 million (2023: credit of $18 million on remeasurement of net retirement benefit obligations).

D. Tax amounts recognised directly in equity
In 2024, deferred tax of $20 million was credited directly to equity (2023: charge of $6 million) mainly in relation to share-based payments.

Accounting judgement
The Group's tax affairs are governed by complex domestic tax legislations, international tax treaties between countries and the interpretation of these by tax authorities and courts. Given the many uncertainties that could arise from these factors, judgement is often required in determining the tax that is due. Where management is aware of potential uncertainties, and where it is judged not probable that the taxation authorities would accept the uncertain tax treatment, a provision is made following the appropriate requirements set out in IFRIC 23 *Uncertainty Over Income Tax Treatments*, and determined with reference to similar transactions and, in some cases, reports from independent experts.

Accounting policy
See note 40G for the Group's accounting policy on tax.

Financial performance

6. Dividends

	2024	2023
Proposed final ordinary dividend per share (US cents)	22	41
Proposed final ordinary dividend (US$ million)	268	500

These financial statements do not reflect the proposed final ordinary dividend as it is still subject to shareholder approval.

Dividends paid during the year are as follows:

US$ million	2024	2023
Final ordinary dividend for 2023 – 41 US cents per ordinary share (2022: 74 US cents per ordinary share)	503	905
Interim ordinary dividend for 2024 – 42 US cents per ordinary share (2023: 55 US cents per ordinary share)	523	659
	1,026	1,564

As at the dividend record date, there are forecasted to be 1,220,323,552 (2023: 1,219,991,762) dividend bearing shares in issue.

Significant items

Special items and remeasurements are a net charge of $5.0 billion and include impairment charges of $1.6 billion at the Woodsmith project (Crop Nutrients) and $2.9 billion at the De Beers Natural Diamonds CGU and restructuring costs linked to strategic change programmes across the Group of $0.3 billion.

Special items and remeasurements loss

$5.0 bn

(2023: $2.6 bn)

During 2024, the significant accounting judgements and estimates made by management included:

– The assessment of impairment and impairment reversal indicators
– The estimation of recoverable amount for impairment testing
– Classification of disposal groups as held for sale

7. Significant accounting matters

Management necessarily makes judgements and estimates that can have a significant impact on the financial statements. The significant judgements and key sources of estimation uncertainty that affect the results for the year ended 31 December 2024 are set out below. These relate to: the impairment and impairment reversal of assets and the classification of disposal groups as held for sale and discontinued operations. In addition to these items, information about other judgements and estimates determined by management is provided, where applicable, in the relevant note to the financial statements. The Group also considers the impact of climate change on judgements and estimates. Although not a key judgement or estimate in itself, climate change potentially impacts a number of judgements and estimates made by the Group, particularly where these are reliant on longer term forecasts.

Significant accounting judgements and estimates
Impairment and impairment reversal of assets

Significant accounting judgement – identification of impairment and impairment reversal indicators
The Group assesses at each reporting date whether there are any indicators that its assets and cash generating units (CGUs) may be impaired, or that an impairment reversal is required for previously impaired assets and CGUs (other than goodwill). Assets which have previously been impaired are generally carried on the balance sheet at a value close to their recoverable amount at the last assessment date. Therefore in principle any change in operational assumptions or economic parameters could result in further impairment or impairment reversal if an indicator is identified. The assessment considers a wide range of potential indicators, including revisions to forecast operating performance, changes to capital projects, the impact of external factors such as tax rates for relevant geographies and both the Group's internal long term economic forecasts and external market data. Judgement is required to determine whether the updates represent significant changes in the service potential of an asset or CGU, and are therefore indicators of impairment or impairment reversal. Particular judgement may be required to determine whether multiple changes are linked to the same underlying factor and hence should be assessed together, for example where inflationary pressures lead to offsetting increases in both forecast revenues and costs. The

Group uses quantitative data and sensitivity analysis using discounted cashflow models to inform these judgements where relevant.

For certain previously impaired assets where an impairment or impairment reversal trigger has not been identified at 31 December 2024, it is reasonably possible that an impairment or reversal trigger, and hence a potential material adjustment to the carrying value, may arise within the next twelve months. Further information about these assets is provided below:

Woodsmith
The Woodsmith polyhalite project is currently under construction and has recognised previous impairments of $1.7 billion prior to the start of 2024, which remain eligible for potential impairment reversal. During the year, a full impairment assessment was undertaken (see note 8) due to the announced project development slowdown which resulted in a further impairment charge of $1.6 billion recognised at 30 June 2024. The valuation remains inherently sensitive to changes in economic and operational assumptions, in particular the forecast polyhalite price and discount rate. The Group has reassessed key input assumptions as at 31 December 2024 including a consideration of the movements in the latest Ore Reserves and Mineral Resources Report. Given detailed technical reviews are ongoing, the Group believes the assumptions for these key inputs used in the valuation prepared at 30 June 2024 remain appropriate at 31 December 2024 and hence no further indicators of impairment or reversal have been identified.

Minas-Rio
The Minas-Rio CGU includes the Minas-Rio iron ore mine and the Ferroport joint venture, which provides port services to ship the mine's production. The CGU has been previously impaired, of which $5.7 billion remains eligible for potential reversal. The valuation is inherently sensitive to changes in economic and operational assumptions, particularly the iron ore price and the BRL/USD exchange rate. The Group has reviewed operational and macroeconomic developments in the year, and concluded that there are no indicators of impairment or impairment reversal.

Significant items

7. Significant accounting matters continued

Significant accounting estimate – estimation of recoverable amount
Where indicators of impairment or impairment reversal are identified (or at least annually for goodwill and indefinite life assets), or prior to when assets are classified as held for sale, the Group performs impairment reviews to assess the recoverable amount of the relevant operating assets. The recoverable amount is assessed with reference to fair value less costs of disposal, as this is higher than the value in use model for the Group's assets. The fair value less cost of disposal is estimated with reference to the share price of listed subsidiaries, to signed sales agreements or indicative offers where relevant and available for CGUs in the process of divestment and discounted cashflows for other assets. The expected future cash flows used in these models are inherently uncertain and could materially change over time. They may be significantly affected by a number of factors including Ore Reserves and Mineral Resources, together with economic factors such as commodity prices, exchange rates, discount rates and estimates of production costs and future capital expenditure. Where discounted cash flow models based on management's assumptions are used, the resulting fair value measurements are considered to be at level 3 in the fair value hierarchy, as defined in IFRS 13 *Fair Value Measurement*, as they depend, to a significant extent, on unobservable valuation inputs.

Cash flow projections are based on financial budgets and Life of Asset Plans or, for non-mine assets, an equivalent appropriate long term forecast, incorporating key assumptions as detailed below:

– Ore Reserves and Mineral Resources
  Ore Reserves and, where considered appropriate, Mineral Resources are incorporated in projected cash flows, based on Ore Reserves and Mineral Resources statements and exploration and evaluation work undertaken by appropriately qualified persons. Mineral Resources are included where management has a high degree of confidence in their economic extraction, despite additional evaluation still being required prior to meeting the required confidence to convert to Ore Reserves. Risk adjustments are applied to the inclusion of these Mineral Resources where appropriate. For further information, refer to the unaudited Ore Reserves and Mineral Resources Report 2024.

– Commodity and product prices
  Commodity and product prices are based on latest internal forecasts, benchmarked with external sources of information such as the range of available analyst forecasts and for the short term, spot prices where applicable. In estimating the forecast cash flows, management also takes into account the expected realised price from existing contractual arrangements. Price forecasts are made with reference to the impact of climate change on supply and demand fundamentals for each commodity but are not aligned to any particular emissions scenario.

– Foreign exchange rates
  Foreign exchange rates are based on latest internal forecasts, benchmarked with external sources of information for relevant countries of operation or directly from external forecasts.

– Discount rates
  Cash flow projections used in fair value less costs of disposal impairment models are discounted based on real post-tax discount rates, assessed annually. Adjustments to the rates are made for any risks that are not reflected in the underlying cash flows, including the risk profile of the individual asset and country risk.

– Operating costs, capital expenditure and other operating factors
  Operating costs and capital expenditure are based on the most recently approved financial budgets. Cash flow projections beyond the budget period are based on Life of Asset Plans, as applicable, and internal management forecasts. Cost assumptions incorporate

management experience and expectations, as well as the nature and location of the operation and the risks associated therewith (for example, the grade of Ore Reserves varying significantly over time and unforeseen operational issues). Underlying input cost assumptions are consistent with related output price assumptions. Other operating factors, such as the timelines of granting licences and permits, are based on management's best estimate of the outcome of uncertain future events at the balance sheet date.

Where an asset has potential for future development through capital investment, to which a market participant would attribute value, and the costs and economic benefits can be estimated reliably, this development is included in the recoverable amount (with appropriate risk adjustments).

For CGUs where the Group is pursuing an active divestment plan and for which at least indicative offers have been received, the Group will assess the recoverable amount of the asset with reference to the fair value of the consideration included in either signed sales agreements or, if relevant, indicative offers received. Part of this assessment will consider the likelihood of any transaction completing under the terms and for the value proposed by the respective potential purchaser. Where such sales agreements are used, the resulting fair value measurements are considered to be at level 3 in the fair value hierarchy, as defined in IFRS 13 *Fair Value Measurement*, as they depend to a significant extent on unobservable valuation inputs.

Significant estimate – sensitivity disclosures
The recoverable amounts of the following assets are considered to be significant accounting estimates as a material impairment or an impairment reversal could arise within the next twelve months due to a realistic change in assumptions:

– De Beers
– Woodsmith

Key input and sensitivity information for these assets is provided in note 8.

Significant accounting judgement – classification of disposal groups as held for sale and discontinued operations
The Group's accounting policy for disposal groups held for sale is detailed in note 40I.

Areas of particular judgement in respect of the held for sale classification during the year ended 31 December 2024 were as follows:

Steelmaking Coal
The Moranbah-Grosvenor (MG) joint operations and Jellinbah associate have been classified as held for sale following agreement of the respective sales agreements as regulatory approvals and conditions precedent to the sales are not considered substantive. The relevant assets and liabilities are therefore considered to be available for immediate sale as at 31 December 2024. However, for the remaining Steelmaking Coal (SMC) business that is subject to a separate Share Purchase Agreement, changes to the legal structure of the business are required which can only occur following the MG completion. Furthermore, there is increased complexity around pre-emptive rights that could cause potential changes to the timing and structure of the sale. Therefore, as a result of the uncertainties and interdependencies around this business, this has resulted in the conclusion that the remaining SMC business did not meet the held for sale criteria for accounting purposes at the balance sheet date.

As Moranbah-Grosvenor and Jellinbah by themselves do not represent a separate major line of business or geographical area of operation, the Steelmaking Coal business was recognised as part of the continuing operations of the Group for the year ended 31 December 2024. Should the remainder of the SMC business have met the criteria as held for sale the results of the SMC segment (refer to note 2) would have been classified as discontinued operations and the assets and liabilities classified as held for sale at 31 December 2024 would have increased by $1.5 billion and $0.7 billion respectively.

Significant items

7. Significant accounting matters continued

Other

As at 31 December 2024, other businesses impacted by the planned divestments as part of the wider implementation of the accelerated strategy announced earlier in the year, including Platinum, De Beers and Nickel have been assessed against the held for sale criteria as per the Group's accounting policy. Whilst management remains committed to the divestment or demerger of these businesses, there is still uncertainty around the terms of any divestments or demergers, the legal structure of such arrangements and regulatory approvals thereon. As such, as at 31 December 2024 these businesses did not meet the criteria to be classified as held for sale.

Climate change

Tackling climate change is the defining challenge of our time and understanding and addressing the implications of climate change for our business is embedded in our strategy. The Group's response to climate change is implemented at an asset-level through the Group's Sustainable Mining Plan and related Life of Asset Plans.

Climate change potentially impacts judgements and estimates made when preparing the Group's financial statements. Potential impacts arise in three principal areas; physical risk such as extreme weather events or long term changes in climate patterns, transition risk as demand shifts between commodities and the Group's climate ambitions as the financial impact of climate targets is reflected in operational decisions and cost structures.

The estimation of recoverable amounts for the Group's non-current assets is currently the only judgement or estimate which is materially impacted by climate change. Further information about this estimate, together with additional information in other areas which may be impacted in the medium to long term, is provided below:

Judgement/Estimate	Physical Risk	Transition Risk
Estimation of recoverable amounts	⭡	⭡
Useful economic lives of non-current assets	–	⭡
Net realisable value of inventory	–	–
Measurement of rehabilitation and decommissioning provisions	⭡	⭡

⭡ Significant impact on judgement/estimate
⭡ Moderate impact on judgement/estimate
— Limited impact on judgement/estimate

Estimation of recoverable amounts

Physical risk

The cashflow forecasts used to determine the recoverable amount of the Group's assets reflect our current best-estimate of the impact of material physical risks. The most significant impacts generally relate to managing either an excess or scarcity of water resources and the resulting impact on production levels. Cashflow forecasts also include the costs (and benefits) of risk mitigation actions included in the Life of Asset Plan, such as water purchases and the cost of new infrastructure. These forecasts may be revised in future periods as the Group continues its programme of detailed site-specific monitoring and assessments.

Transition risk

Transition risk may impact the recoverable amount of the Group's assets as forecast commodity prices are a key input in the discounted cashflow models which are used to calculate the recoverable amount. The Group's discounted cashflow models are prepared on a fair value less cost of disposal basis, which requires input assumptions to be determined from the perspective of a market participant. While the Group has confirmed the strategic and financial resilience of its portfolio under a 1.5°C scenario as part of its Task Force on Climate-

Related Financial Disclosures (TCFD) reporting, this scenario is not used for financial reporting purposes as it is not representative of management's best estimate of the likely assumptions that would be used by a market participant when valuing the Group's assets.

The Group has not performed a full assessment of the implications of any resilience scenario on asset valuations used for financial reporting purposes. While there is a wide range of possible transition impacts for each level of warming depending on the assumptions made, we anticipate that prices for the majority of the Group's commodities would be higher than existing forecasts in the short and medium term under a 1.5°C scenario, driven by growing investment in infrastructure associated with the transition to a low carbon economy while carbon prices are also likely to be higher than existing forecasts.

In the longer term, the more rapid decarbonisation of the steel value chain under a 1.5°C scenario through higher steel recycling rates and technological change would be expected to lead to lower benchmark prices for both iron ore and steelmaking coal, although we anticipate that for iron ore this may largely be offset by higher product premiums for the Group's high quality lump and high grade pellet-feed products given these are particularly well-suited to less carbon intensive steelmaking technologies. The valuation of the Group's steelmaking coal assets is less sensitive to changes in the long term price than other operations given the remaining asset lives.

Increased demand for battery electric vehicles in a 1.5°C scenario may also pose a downside risk to demand for the PGM-containing catalytic converters used in internal combustion engine (ICE) vehicles, although this is expected to be partly offset by hybrids, which require similar quantities of PGMs, and in the longer term, fuel cell electric vehicles. The recoverable amount of the Group's PGM assets is currently significantly in excess of their accounting carrying values, which makes these carrying values less sensitive to changing valuation input assumptions than other assets.

Climate ambitions and targets

The Group has a number of climate targets, which are disclosed on pages 70–75.

When preparing valuation models on a fair value less cost of disposal basis the Group generally assumes that any purchaser would retain similar climate targets and ambitions. The Group therefore includes the cost and commercial benefits of achieving its emissions reduction ambitions and targets once the Group has a high degree of confidence that a project is technically feasible and it is included in the Life of Asset Plan, which typically aligns with the related capital project being internally approved. This is consistent with the approach taken for other key assumptions such as forecasted operating costs and capital expenditures as outlined above.

Some projects relating to the Group's climate targets and ambitions are not included in the Life of Asset Plans, generally because it is not yet possible to reliably estimate the costs and benefits or technical feasibility has not been demonstrated. While the costs and benefits of such projects are not included in cashflow forecasts (other than study costs within the next five years), the Group includes an adjustment within the forecast for the cost of unabated future Scope 1 and 2 emissions irrespective of whether each jurisdiction currently has a carbon tax or similar regime in place. When new emissions reduction projects are included in the Life of Asset Plan, the valuation impact of including the related project's cost is therefore offset by the removal of the cost of the emissions.

Carbon prices are used both as an input into our commodity price forecasts and in our forecast carbon cost for each operation. Carbon costs included in the valuation of each asset are based on the forecast carbon price per tonne/CO_2e, multiplied by estimated Scope 1 and 2 emissions for the relevant operation. Short term carbon prices are incorporated based on currently enacted legislation (where relevant). Short term carbon prices for jurisdictions without currently enacted legislation and long term prices for all jurisdictions are based on the

Significant items

7. Significant accounting matters continued

latest internal views of what a market participant would assess, formed with reference to external forecasts. Separate carbon prices are used for each region in which the Group operates. These internal prices range between $0 and $128 per tonne (2024 real basis) by 2030.

The Group has an ambition to reduce its Scope 3 emissions by 50% (against a 2020 baseline) by 2040. The Group has signed a number of agreements with steel producers to explore how the Group's high quality iron ore and steelmaking coal products can facilitate the decarbonisation of the steel value chain. The financial cost of these agreements is incurred centrally and is not expected to be material to the Group. It is therefore not included in asset-level valuation models.

Useful economic lives of non-current assets
Physical risk
Physical risk is not expected to have a material impact on the useful economic lives of the Group's assets based on the risk assessments conducted to date, given the risk mitigation strategies in place.

Transition risk
Transition risk may impact the useful economic lives of the Group's mining properties if changing commodity prices extend or reduce the period in which resources can be extracted from an orebody economically. This would in turn impact the depreciation charge.

The depreciation charge relating to mining properties is $867 million. Considering the alignment of the Group's portfolio to future-enabling products, we believe any impact of transition risk is not likely to be material.

The useful economic lives of other assets are generally shorter and therefore less exposed to transition risk than mining properties.

Climate ambitions and targets
Any impact is not currently expected to be material as new technologies will be phased in as existing equipment or other infrastructure naturally come to the end of their life. The introduction of dual-fuelled LNG vessels into the Group's shipping fleet has not significantly impacted asset lives as vessels have previously been leased for relatively short periods of up to two years.

Net realisable value of inventory
Physical risk
Any impact is not currently expected to be material.

Transition risk
Transition risk could result in the recognition of an impairment if falling commodity prices mean that the net realisable value is lower than the production cost at which inventory balances are generally recorded.

Notwithstanding this, the majority of the Group's inventory is expected to be used within one year and is therefore less exposed to transition risk, which will principally impact prices in the medium and long term. The Group's long term inventory balances principally relate to the Iron Ore and Nickel reportable segments. These commodities are future-enabling for a more sustainable world and hence the carrying value of related inventory is less likely to be impacted by climate change.

Climate ambitions and targets
Any impact is not currently expected to be material.

Measurement of rehabilitation and decommissioning provisions
Physical risk
Physical risk may impact the cost of rehabilitating the Group's sites, for example higher average rainfall may impact the water management strategies required for the tailings storage facilities. Changing weather patterns may also lead to increased rates of soil erosion and reduced vegetation rates. Cashflow forecasts include the Group's current best estimate of the impact of such changes.

Transition risk
Transition risk may impact the useful economic lives of the Group's mines and hence the present value of rehabilitation and decommissioning provisions by changing the period over which the future costs are discounted. The Group has reviewed the sensitivity of its provisions to changing asset lives and concluded that this does not represent an area of material estimation uncertainty.

Climate ambitions and targets
Any impact is not expected to be material.

Significant items

8. Impairment and impairment reversals

Overview

The Group has recognised the following impairments as special items in the year ended 31 December 2024:

US$ million	2024 Before tax	2024 Tax	2024 Non-controlling interests	2024 Net	2023 Before tax	2023 Net
Impairments						
De Beers (Diamonds)	(2,882)	486	360	(2,036)	(1,601)	(1,558)
Woodsmith (Crop Nutrients)	(1,554)	—	—	(1,554)	—	—
Barro Alto (Nickel)	—	—	—	—	(779)	(544)
Moranbah-Grosvenor (Steelmaking Coal)	(226)	68	—	(158)	—	—
Other[1]	(277)	12	40	(225)	(40)	(40)
Impairments recognised as special items	(4,939)	566	400	(3,973)	(2,420)	(2,142)
Impairment reversals						
Kolomela (Kumba)	217	(57)	(74)	86	—	—
Steelmaking Coal[2]	104	(5)	—	99	—	—
Impairment reversals recognised as special items	321	(62)	(74)	185	—	—
Net impairments recognised as special items	(4,618)	504	326	(3,788)	(2,420)	(2,142)

(1) Other includes exploration assets within De Beers and other operations within Corporate (2023: Codemin (Nickel)).
(2) Steelmaking Coal reversals relate to Capcoal and Peace River Coal.

Further information

Additional information is provided for each of the Group's assets where an impairment or impairment reversal has been recorded. Additional sensitivity disclosures are also provided for CGUs or groups of CGUs containing the most significant goodwill balances and for other assets where the recoverable amount is considered to be a significant estimate (see note 7).

US$ million	2024 Impairments	2024 Impairment reversals	2023 Impairments
Allocated as:			
Intangible assets	(481)	—	(1,438)
Property, plant and equipment	(4,563)	321	(1,044)
Other	(9)	—	(10)
Total	(5,053)	321	(2,492)
Recognised before tax:			
As special items	(4,939)	321	(2,420)
Within operating costs before special items	(114)	—	(72)
Total	(5,053)	321	(2,492)

Anglo American plc
Integrated Annual Report 2024

Financial statements and other financial information
Notes to the financial statements
251

Significant items

8. Impairment and impairment reversals continued

Impairments and impairment reversals recorded

De Beers (Diamonds)
Overview
Following a full impairment of the goodwill balance at 31 December 2023, the CGUs within the De Beers business are no longer aggregated for impairment testing purposes.

The De Beers business is separated into the Natural Diamonds CGU and other CGUs, including Element Six, Lightbox and De Beers Jewellers. The Natural Diamonds CGU contains an indefinite life brand and therefore an annual impairment assessment is required.

The recoverable amount of De Beers Natural Diamonds CGU was assessed as at 31 December 2024 and an impairment of $2.9 billion ($2.0 billion after tax and non-controlling interest) was recorded to bring the carrying value in line with the recoverable amount of $4.1 billion, calculated using a discount rate of 8% (2023: 7.5%). The impairment has been allocated primarily to property, plant and equipment: $2.5 billion and intangibles assets: $0.4 billion.

Changes in 2024
The reduction in the recoverable amount is primarily driven by lower prices than previous forecasts reflecting a reduction in forecast consumer demand and lower diamond content assumptions due to forecast changes in consumer trends. This reflects macroeconomic uncertainty mainly in China where there has been a general fall in demand for luxury goods, as well as the strengthening of the US dollar against consumer country currencies which has had an adverse impact on demand in US dollar terms. Management has updated its best estimates for the timing of differentiation between lab grown and natural diamonds, which although has already started, will now take longer to embed. Management has also increased its assumption for the residual impact on the natural diamond market in the medium to long term.

The model continues to incorporate the financial impact of revised contractual terms relating to De Beers' longstanding mutually beneficial relationship with the Government of the Republic of Botswana (negotiations were successfully concluded on 3 February 2025) and remain substantively aligned with the prior year assumptions.

Inputs to the valuation
The following are key inputs in the consumer demand forecast which in turn drives forecast prices:

- It is still assumed that lab grown diamonds (LGD) will become clearly established as a product distinct from natural diamonds. The model forecasts a bifurcation between lab grown and natural diamond product offerings which, given the price differential between the products has started, but will take time to fully embed, with an increased residual impact on the natural diamond market in the medium to long term, compared to the prior year.

- The model assumes real GDP growth, weighted by the markets in which the business operates, of 3% (2023: 3.3%) over the next five years and starting from a lower base in 2024.

- The external foreign exchange medium term forecast against the US dollar in our end consumer markets is annual US dollar depreciation of 1.3% against the Chinese renminbi, 2.9% against the Japanese yen and 1.4% against the euro compared to 2024 actual average rates. The US dollar is forecasted to appreciate by 0.2% against the Indian rupee.

- It is assumed that due to changes in consumer preferences, there will be a shift towards branded jewellery. Whilst this would generate future category growth for Natural Diamonds, the diamond content per dollar spent is expected to be lower.

Forecast producer currencies are also a key input to the model as the forecasts impact operating costs in US dollar terms. In the medium term, it is assumed that the Southern African producer currencies exchange rates depreciate by 2% for the Botswana pula and 1.8% for the South African rand per annum against the US dollar compared to the 2024 actual rates. Thereafter, purchasing power parity is assumed against the US dollar.

Sensitivities
The valuation remains sensitive to reasonably possible changes in the key inputs. Sensitivities are presented below on the basis that all other assumptions remain constant, although in reality changes may not occur independently of each other:

- A 0.5 percentage point increase or decrease in consumer countries GDP growth rate results in a change in the impairment charge of $0.6 billion.

- A 5% appreciation or depreciation of the US dollar against consumer countries' currencies results in a change in the impairment charge of $0.3 billion.

- A 5% appreciation or depreciation of producer country currencies against our assumed US dollar results in a change in the impairment charge of $0.7 billion.

- A 1 year delay in bifurcation of natural diamonds and lab grown diamonds or a 1 percentage point increase in the long term LGD residual impact would result in an increase in the impairment charge of $0.2 billion.

- A 0.5% change in the discount rate would result in a change in the impairment charge of $0.2 billion.

$3.1 billion remains eligible for reversal in future periods.

Woodsmith (Crop Nutrients)
The Woodsmith project was previously impaired as at 31 December 2022, of which $1.7 billion remains eligible for reversal. During the year, the Group announced a slowdown in the development of the project in order to support balance sheet deleveraging within the context of broader portfolio simplification. This slowdown and the resultant impact on the production schedule and capital expenditure was identified as an indicator of impairment at 30 June 2024. This resulted in an impairment of $1.6 billion ($1.6 billion after tax) to bring the carrying value in line with the recoverable amount of $0.9 billion. The impairment was allocated primarily to property, plant and equipment.

The valuation is inherently sensitive to changes in economic and operational assumptions and there is a wide range of potential outcomes given the early stage of project development:

- The June model used a long term forecast price for polyhalite of $199/tonne (2024 real basis), which is calculated using a probabilistic average of a number of pricing methodologies (including a blend substitution approach) due to the immaturity of the existing polyhalite sector and the pricing uncertainty that this brings. This long term forecast price was the same as the price used in the 2022 model, adjusted for inflation. If prices were increased or decreased by $10/tonne throughout the model, the valuation would change by $0.4 billion.

- The June model used a discount rate of 9.58%, which is also unchanged from the 2022 model and included a development stage premium. If the discount rate were reduced by 0.5 percentage points, the valuation would increase by $0.4 billion.

- The June model assumed first saleable production occurs in 2030 (2022 model: 2027) subject to ongoing development activities and completion of critical studies with a measured future ramp-up to 13 Mt p.a. (2022 model: 13 Mt p.a.). If first production were delayed by a further six months with no changes to the ramp-up profile or other assumptions, the valuation would decrease by $0.3 billion.

Significant items

8. Impairment and impairment reversals continued

Capital expenditure is expected to be $0.3 billion in 2025 and nil in 2026. The forecast for subsequent years was based on the latest internal estimates. Any changes to forecast capital expenditure have a direct impact on the recoverable amount of the asset (assuming all other inputs remain the same) given the nearer term nature of the expenditure.

There were no further triggers for impairment or reversal identified at 31 December 2024.

Moranbah-Grosvenor (Steelmaking Coal)

The Moranbah-Grosvenor CGU within the Steelmaking Coal segment has previously been impaired, of which $0.1 billion remains eligible for reversal. The signing of the sales agreement and reclassification of the CGU to held for sale were considered to be triggers for impairment and therefore a valuation model was completed with reference to the signed Share and Asset Purchase Agreement (SAPA), which provided an indicative fair value.

The valuation as at 31 December 2024 resulted in an impairment of $0.2 billion ($0.2 billion after tax) against property, plant and equipment to bring the carrying value of the disposal group to $1.8 billion. The SAPA included elements of deferred consideration, including price-linked contingent consideration and consideration linked to the Grosvenor mine restart. For the purposes of the impairment valuation these elements of the consideration were discounted at rates between 7.1% and 11.6% depending on the risk profile of the payments. For the valuation of the price-linked consideration, the model uses forecast steelmaking coal prices that fall within the last quartile of the analyst price range throughout the model. The Grosvenor restart consideration was valued based on management's best estimate of the timing of the mine's restart. In addition to the CGU valuation, an immaterial write-down of property, plant and equipment was recognised for the physical damage caused by the Grosvenor fire.

The valuation is not materially sensitive to reasonably possible changes in key assumptions.

Kolomela (Kumba)

At 31 December 2024, following revisions to the forecast production profile in the latest Life of Asset Plan, the valuation of the Kolomela mine was assessed, and the previous impairment has been reversed to the carrying value of $0.9 billion that would have been determined had no impairment loss previously been recognised, resulting in a gain of $0.2 billion ($0.1 billion after tax and non-controlling interests), calculated using a discount rate of 9.3%.

The latest valuation is inherently sensitive to changes in economic and operational assumptions. The model uses forecast iron ore prices that fall within the analyst range throughout the model. The price in the model from 2029 onwards falls within the last quartile of the analyst price range of $85/tonne to $92/tonne (Platts 62% CFR reference basis, 2024 real basis). The model uses a forecast for the average South African rand to US dollar nominal exchange rate which falls within the analyst range of 17 ZAR/$ to 20 ZAR/$.

The carrying value of the CGU is not materially sensitive to reasonably possible changes in key assumptions.

Other

Impairments of $277 million (2023: $40 million) relate to individually immaterial amounts in the Corporate and other, and De Beers (2023: Nickel) reportable segments. These amounts are not materially sensitive to reasonably possible changes in key assumptions.

2023

Impairments and impairment reversals recorded

De Beers

At 31 December 2023, following revisions to price forecasts due to lower customer demand, the valuation of De Beers was assessed and an impairment of $1.6 billion ($1.6 billion after tax and non-controlling interest) was recorded against goodwill and property, plant and equipment to bring the carrying value in line with the recoverable amount of $7.6 billion for the De Beers Group, calculated using a discount rate of 7.5%.

Barro Alto

At 31 December 2023, following changes in the long term cost profile, an impairment of $0.8 billion ($0.5 billion after tax and non-controlling interest) was recorded against property, plant and equipment.

Accounting judgements

Impairment testing involves a number of significant accounting judgements and estimates, which are set out in note 7.

CGU assessment

As set out in note 7, the Group regularly assesses each of its cash generating units (CGUs) for indicators of impairment or impairment reversal. The Group applies judgement when allocating its assets to CGUs, which are defined as the smallest group of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Where an operation is vertically integrated so that each activity/process feeds into the next one until a final product is produced, particular judgement may be required to determine whether there is an active market for any intermediate product.

The Group's platinum group metals mining, smelting and processing business is considered to be a single CGU on the basis that there is only an active market for the final refined product and hence none of the preceding stages in the production process would be capable of generating independent cash inflows.

Significant items

9. Special items and remeasurements

Overview

US$ million	Before tax	Tax	Non-controlling interests	2024 Net	2023 Net
Revenue remeasurements	(64)	4	26	(34)	(3)
Impairments	(4,939)	566	400	(3,973)	(2,142)
Impairment reversals	321	(62)	(74)	185	—
Restructuring costs	(295)	37	31	(227)	(131)
Other operating special items	(214)	38	25	(151)	—
Operating remeasurements	(49)	6	3	(40)	(82)
Operating special items and remeasurements	(5,176)	585	385	(4,206)	(2,355)
Disposals of businesses and investments	(77)	6	11	(60)	(29)
Adjustments relating to business combinations	(14)	—	—	(14)	(26)
Adjustments relating to former operations	12	104	6	122	(22)
Non-operating special items	(79)	110	17	48	(77)
Financing special items and remeasurements	(41)	—	—	(41)	(31)
Tax special items and remeasurements	—	(801)	29	(772)	(183)
Total	(5,360)	(102)	457	(5,005)	(2,649)

Special items

Special items are those items of financial performance that, due to their size and nature, the Group believes should be separately disclosed on the face of the income statement. The Group classifies subsequent adjustments to items classified as special items on initial recognition in subsequent periods as special items. These items, along with related tax and non-controlling interests, are excluded from underlying earnings, which is an Alternative Performance Measure (APM). For more information on the APMs used by the Group, including definitions, please refer to page 334.

– Operating special items are those that relate to the operating performance of the Group and principally include impairment charges and reversals, and restructuring costs relating to significant reorganisation programmes.

– Non-operating special items are those that relate to changes in the Group's asset portfolio. This category principally includes profits and losses on disposals of businesses and investments or closure of operations, adjustments relating to business combinations, and adjustments relating to former operations of the Group, such as changes in the measurement of deferred consideration receivable or provisions recognised on disposal or closure of operations in prior periods. This category also includes charges relating to Black Economic Empowerment (BEE) transactions.

– Financing special items are those that relate to financing activities and include realised gains and losses on early repayment of borrowings, and the unwinding of the discount on material provisions previously recognised as special items.

– Tax special items are those that relate to tax charges or credits where the associated cash outflow or inflow is anticipated to be significant due to its size and nature, principally including resolution of tax enquiries.

Remeasurements

Remeasurements are items that are excluded from underlying earnings in order to reverse timing differences in the recognition of gains and losses in the income statement in relation to transactions that, whilst economically linked, are subject to different accounting measurement or recognition criteria. Remeasurements include mark-to-market movements on derivatives that are economic hedges of transactions not yet recorded in the financial statements, in order to ensure that the overall economic impact of such transactions is reflected within the Group's underlying earnings in the period in which they occur. When the underlying transaction is recorded in the income statement, the realised gains or losses are recorded in underlying earnings within either revenue, operating costs or net finance costs, as appropriate. If the underlying transaction is recorded in the balance sheet, for example capital expenditure, the realised amount remains in remeasurements on settlement of the derivative.

– Revenue remeasurements, presented within revenue from other sources, include gains and losses on unsettled derivatives relating to revenue.

– Operating remeasurements include unrealised gains and losses on derivatives relating to operating costs or capital expenditure transactions. They also include the reversal through depreciation and amortisation of a fair value gain or loss, arising on revaluation of a previously held equity interest in a business combination.

– Financing remeasurements include unrealised gains and losses on financial assets and liabilities that represent economic hedges, including accounting hedges, related to financing arrangements.

– Tax remeasurements include foreign exchange impacts arising in US dollar functional currency entities where tax calculations are generated based on local currency financial information and hence tax is susceptible to currency fluctuations.

Significant items

9. Special items and remeasurements continued

Revenue remeasurements
The loss of $64 million ($34 million after tax and non-controlling interests) (2023: loss of $3 million) relates to remeasurements on derivatives presented in revenue from other sources. For further details see note 2.

Operating special items

Impairments
Impairments of $4,939 million ($3,973 million after tax and non-controlling interests) recognised for the year ended 31 December 2024 primarily relate to impairments on Natural Diamonds (De Beers) of $2,882 million ($2,036 million after tax and non-controlling interests) and Crop Nutrients of $1,554 million ($1,554 million after tax and non-controlling interests).

Further information on significant accounting matters relating to impairments is provided in note 8.

2023
Impairments of $2,142 million recognised for the year ended 31 December 2023 primarily related to impairments within De Beers: $1,558 million and Barro Alto (Nickel): $544 million.

Impairment reversals
Impairment reversals of $321 million ($185 million after tax and non-controlling interests) recognised for the year ended 31 December 2024 relate to impairment reversals recognised in Kumba and Steelmaking Coal.

Further information on significant accounting matters relating to impairment reversals is provided in note 8.

2023
There were no impairment reversals recognised for the year ended 31 December 2023.

Restructuring costs
Restructuring costs associated with an organisational change programme of $295 million ($227 million after tax and non-controlling interests) have been recognised for the year ended 31 December 2024 (2023: $131 million).

Other operating special items
Other operating special items of $214 million recognised for the year ended 31 December 2024 ($151 million after tax and non-controlling interests) primarily relate to individual asset write-offs.

2023
There were no other operating special items recognised for the year ended 31 December 2023.

Operating remeasurements
Operating remeasurements reflect a loss of $49 million ($40 million after tax and non-controlling interests) (2023: $82 million) which principally relates to a $52 million (2023: $82 million) depreciation and amortisation charge arising due to the fair value uplift on the Group's pre-existing 45% shareholding in De Beers, which was required on acquisition of a controlling stake in 2012.

Non-operating special items

Disposals of businesses and investments
The $77 million loss ($60 million after tax and non-controlling interests) relates to transaction costs associated with divestments across the Group.

2023
The $29 million loss related to the disposal of Kroondal (Platinum Group Metals).

Adjustments relating to business combinations
The $14 million loss ($14 million after tax and non-controlling interests) (2023: $26 million) relates to adjustments in respect of business combinations in prior years.

Adjustments relating to former operations
The net gain of $12 million ($122 million after tax and non-controlling interests) (2023: loss of $22 million) principally relates to foreign exchange movements on balances related to former operations (2023: principally related to Rustenburg and Union (Platinum Group Metals). The Rustenburg consideration was received in full in March 2023).

Financing special items and remeasurements
Financing special items and remeasurements comprise a net fair value loss of $41 million (2023: $31 million) in respect of fair value adjustments in relation to cross currency and interest rate swap derivatives and the related bonds.

Tax associated with special items and remeasurements
Tax associated with special items and remeasurements includes a tax remeasurement charge of $159 million (2023: credit of $119 million) principally arising on Brazilian deferred tax, a tax on special items and remeasurement credit of $699 million (2023: credit of $267 million) and a tax special items charge of $642 million, the most significant of which relates to deferred tax adjustments arising from the planned Platinum demerger (2023: charge of $300 million, principally related to deferred tax reassessment at Nickel, following impairment).

Of the total tax charge of $102 million (2023: credit of $86 million), there is a net current tax credit of $20 million (2023: charge of $34 million) and a net deferred tax charge of $122 million (2023: credit of $120 million).

Capital base

We have a value-focused approach to capital allocation with clear prioritisation: maintain asset integrity; pay dividends to our shareholders while ensuring a strong balance sheet. Discretionary capital is then allocated based on a balanced approach.

Value-disciplined capital allocation throughout the cycle is critical to protecting and enhancing our shareholders' capital, given the long term and capital intensive nature of our business.

The Group uses attributable return on capital employed (ROCE) to monitor how efficiently assets are generating profit on invested capital for the equity shareholders of the Company. Attributable ROCE is an Alternative Performance Measure (APM). For more information on the APMs used by the Group, including definitions, please refer to page 334.

Attributable ROCE decreased to 12% (2023: 16%). Attributable underlying EBIT decreased to $3.8 billion (2023: $5.4 billion), reflecting the impact of lower realised prices for the Group's products and challenging diamond market conditions. Average attributable capital employed decreased to $31.7 billion (2023: $33.2 billion), primarily due to De Beers, Woodsmith and Steelmaking Coal impairments.

	Attributable ROCE %	
	2024	2023
Copper	**23**	20
Iron Ore	**20**	34
Platinum Group Metals	**10**	15
De Beers	**(6)**	(3)
Steelmaking Coal	**15**	27
Nickel	**14**	6
Manganese	**16**	81
Crop Nutrients	**n/a**	n/a
Corporate and other	**n/a**	n/a
	12	16

10. Capital by segment

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 334.

Capital employed by segment
Capital employed is the principal measure of segment assets and liabilities reported to the Executive Leadership Team. Capital employed is defined as net assets excluding net debt, vessel lease contracts that are priced with reference to a freight index, the debit valuation adjustment attributable to derivatives hedging net debt and financial asset investments.

	Capital employed	
US$ million	**2024**	2023
Copper	**13,877**	14,309
Iron Ore	**9,644**	9,044
Platinum Group Metals	**5,167**	5,175
De Beers	**4,909**	7,257
Steelmaking Coal	**3,106**	3,364
Nickel	**588**	588
Manganese	**210**	141
Crop Nutrients	**947**	1,309
Corporate and other	**553**	1,240
Capital employed	**39,001**	42,427
Reconciliation to Consolidated balance sheet:		
Net debt	**(10,623)**	(10,615)
Net debt transferred to held for sale	**(16)**	—
Variable vessel leases excluded from net debt (see note 21)	**(179)**	(637)
Debit valuation adjustment attributable to derivatives hedging net debt	**22**	3
Financial asset investments	**328**	439
Net assets	**28,533**	31,617

Capital base

10. Capital by segment continued

Non-current assets by location

US$ million	Intangible assets, Property, plant and equipment 2024	2023	Total non-current assets 2024	2023
South Africa	10,222	10,352	11,106	10,986
Botswana	867	2,025	876	2,031
Other Africa	633	844	638	848
Brazil	8,334	7,112	9,063	7,817
Chile	8,834	8,253	8,955	8,330
Peru	8,740	8,654	8,742	8,693
Other South America	—	—	1	1
North America	263	630	300	642
Australia and Asia	1,456	4,357	1,533	4,838
United Kingdom[(1)]	2,345	3,102	2,465	3,291
Other Europe	90	99	90	99
Non-current assets by location	**41,784**	**45,428**	**43,769**	**47,576**
Unallocated assets			1,437	1,641
Total non-current assets			**45,206**	**49,217**

[(1)] United Kingdom is Anglo American plc's country of domicile.

Total non-current assets by location primarily comprise intangible assets, property, plant and equipment and Investments in associates and joint ventures.

11. Intangible assets

Overview
Intangible assets comprise goodwill acquired through business combinations, brands, contracts and other non-mining assets.

US$ million	2024 Brands	Contracts and other intangibles	Goodwill	Total	2023 Brands	Contracts and other intangibles	Goodwill	Total
Net book value								
At 1 January	496	713	270	1,479	517	640	1,671	2,828
Acquired through business combinations	—	—	—	—	—	—	50	50
Additions	—	79	—	79	—	191	—	191
Amortisation charge for the year	—	(131)	—	(131)	—	(76)	—	(76)
Impairments	(256)	(175)	(50)	(481)	(21)	(27)	(1,390)	(1,438)
Transfers to held to sale	—	(3)	—	(3)	—	—	—	—
Currency movements	—	(2)	(1)	(3)	—	(15)	(61)	(76)
At 31 December	**240**	**481**	**219**	**940**	496	713	270	1,479
Cost	517	1,384	1,689	3,590	517	1,258	1,732	3,507
Accumulated amortisation and impairment	(277)	(903)	(1,470)	(2,650)	(21)	(545)	(1,462)	(2,028)

Brands, contracts and other intangibles include $404 million (2023: $822 million) relating to De Beers, principally comprising assets that were recognised at fair value on acquisition of a controlling interest in De Beers in August 2012. At 31 December 2024, $240 million (2023: $496 million) of intangible assets that are deemed to have indefinite useful lives relating to the De Beers brand.

Further information
Goodwill relates to the following cash generating units (CGUs) or groups of CGUs:

US$ million	2024	2023
Copper Chile	124	124
Platinum Group Metals	95	96
Other	—	50
	219	270

Accounting judgements and estimates
Goodwill and brands are tested at least annually for impairment by assessing the recoverable amount of the related CGU or group of CGUs. Management believe that any reasonably possible change in a key assumption, on which the recoverable amount of goodwill allocated to the Los Bronces – Chagres CGU (Copper Chile) and Platinum Group Metals is based, would not cause the carrying values to exceed their recoverable amounts. Further details about how the recoverable amounts have been determined are set out in notes 7 and 8.

Accounting policy
See note 40D for the Group's accounting policies on intangible assets.

Capital base

12. Property, plant and equipment

Overview
Property, plant and equipment comprises the physical assets that make up the Group's operations. These include acquired mineral rights, capitalised waste stripping and mine development costs, processing plants and infrastructure, vehicles and other equipment.

							2024
						Owned and leased assets	
US$ million	**Mining properties – Owned**	**Land and buildings – Owned**	**Land and buildings – Right-of-use assets**	**Plant and equipment – Owned**	**Plant and equipment – Right-of-use assets**	**Capital works in progress**	**Total**
Net book value							
At 1 January	11,529	5,601	443	16,006	934	9,436	43,949
Additions	1,460	98	67	17	367	5,313	7,322
Depreciation charge for the year	(867)	(202)	(55)	(1,576)	(327)	—	(3,027)
Impairments	(1,614)	(31)	(38)	(213)	(1)	(2,799)	(4,696)
Impairment reversals	99	41	—	93	—	88	321
Revaluation of shipping leases	—	—	—	—	(355)	—	(355)
Disposals	(3)	(2)	(4)	(17)	—	(40)	(66)
Transfer to assets held for sale	(952)	(52)	(11)	(570)	(2)	(490)	(2,077)
Reclassifications	1,096	170	22	2,120	(22)	(3,386)	—
Currency movements	(231)	(21)	(3)	(129)	(4)	(139)	(527)
At 31 December	**10,517**	**5,602**	**421**	**15,731**	**590**	**7,983**	**40,844**
Cost	24,688	7,107	709	34,667	1,299	12,454	80,924
Accumulated depreciation and impairment	(14,171)	(1,505)	(288)	(18,936)	(709)	(4,471)	(40,080)

							2023
						Owned and leased assets	
US$ million	Mining properties – Owned	Land and buildings – Owned	Land and buildings – Right-of-use assets	Plant and equipment – Owned	Plant and equipment – Right-of-use assets	Capital works in progress	Total
Net book value							
At 1 January	10,032	1,655	464	13,999	312	14,663	41,125
Additions	307	12	53	258	536	6,162	7,328
Depreciation charge for the year	(859)	(147)	(52)	(1,437)	(240)	—	(2,735)
Impairments	(283)	(310)	(11)	(268)	(34)	(138)	(1,044)
Revaluation of shipping leases	—	—	—	—	362	—	362
Disposals	(20)	(11)	—	(88)	(1)	(1)	(121)
Reclassifications	2,825	4,453	—	3,689	—	(10,967)	—
Currency movements	(473)	(51)	(11)	(147)	(1)	(283)	(966)
At 31 December	**11,529**	**5,601**	**443**	**16,006**	**934**	**9,436**	**43,949**
Cost	25,913	7,052	682	35,130	1,471	11,381 [1]	81,629
Accumulated depreciation and impairment	(14,384)	(1,451)	(239)	(19,124)	(537)	(1,945) [1]	(37,680)

[1] Prior year restated to reflect the impact of leased vessels which were returned at the end of the lease.

Additions include $492 million (2023: $515 million) of net interest expense incurred on borrowings which fund the construction of qualifying assets that have been capitalised during the year, principally for the Woodsmith project in the UK (2023: Quellaveco copper project in Peru and Woodsmith project in the UK).

Depreciation includes $2,954 million (2023: $2,623 million) of depreciation within operating profit, $39 million (2023: $68 million) of depreciation arising due to the fair value uplift on the pre-existing 45% shareholding in De Beers which has been included within operating remeasurements (see note 9), and $7 million (2023: $44 million) of pre-commercial production depreciation on assets used in capital projects which has been capitalised.

The impairment charge for the year relates principally to De Beers and Crop Nutrients reportable segments.

Disposals includes disposals of assets and businesses.

Accounting judgements and estimates
Impairment testing
Impairment testing involves a number of significant accounting judgements and estimates, which are set out in note 7.

Depreciation
Depreciation is calculated with reference to the Group's best estimate of useful economic lives of assets. Useful economic lives of mining properties are generally limited to the expected life of the related orebody. The life of the orebody, in turn, is estimated on the basis of the Life of Asset Plan. Where an asset is not dependent on the life of a related orebody, management applies judgement in estimating the remaining useful economic life of the asset. Climate change may impact the useful economic lives of the Group's mining properties if changing commodity prices extend or reduce the period in which resources can be extracted from an orebody economically.

Capital base

12. Property, plant and equipment continued

Deferred stripping

In certain mining operations, rock or soil overlying a mineral deposit, known as overburden, and other waste materials must be removed to access the orebody. The process of removing overburden and other mine waste materials is referred to as stripping.

The Group defers stripping costs onto the balance sheet where they are considered to improve access to ore in future periods. Where the amount to be capitalised cannot be specifically identified because stripping activities and production occur simultaneously, the amount to be capitalised is calculated based on the waste moved in excess of the life of mine average for the component. Determining the average strip ratio for the mine is an accounting estimate. The identification of components is an area of judgement, reflecting the design of each mine. Both accounting judgements and estimates are made with reference to the Life of Asset Plan.

Accounting policy

See note 40D for the Group's accounting policies on property, plant and equipment.

13. Capital expenditure

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 334.

Capital expenditure by segment

US$ million	2024	2023
Copper	1,598	1,684
Iron Ore	945	909
Platinum Group Metals	1,013	1,108
De Beers	536	623
Steelmaking Coal	468	619
Nickel	74	91
Crop Nutrients	834	641
Corporate and other	22	59
Capital expenditure	**5,490**	5,734
Reconciliation to Consolidated cash flow statement:		
Cash flows used in derivatives related to capital expenditure	(1)	(3)
Proceeds from disposal of property, plant and equipment	13	16
Direct funding for capital expenditure received from non-controlling interests	30	129
Expenditure on property, plant and equipment	**5,532**	5,876

Direct funding for capital expenditure from non-controlling interests related to the Quellaveco project was fully drawn in April 2023. No Mitsubishi funding for the coarse particle recovery project was received in 2024 as the full amount of the committed shareholder facility was received in 2023.

Capital expenditure by category

US$ million	2024	2023
Growth projects	1,155	1,330
Life-extension projects	636	598
Stay-in-business	2,699	2,902
Development and stripping	1,013	920
Proceeds from disposal of property, plant and equipment	(13)	(16)
	5,490	5,734

Growth projects and life-extension projects capital expenditure includes the cash flows from derivatives related to capital expenditure and is net of direct funding for capital expenditure received from non-controlling interests.

Capital base

14. Investments in associates and joint ventures

Overview

Investments in associates and joint ventures represent businesses the Group does not control, but instead exercises significant influence or joint control. These include (within the respective businesses) the joint ventures Ferroport (port operations in the Iron Ore segment) and Samancor (manganese mining in the Manganese segment) and the associate Jellinbah (steelmaking coal production in the Steelmaking Coal segment). The Group's other investments in associates and joint ventures arise primarily in the Platinum Group Metals segment and Crop Nutrients segment.

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 334.

On 2 November 2024, the Group agreed the sale of its 33.3% minority interest in Jellinbah Group Pty Ltd (Jellinbah), an associate that owns a 70% interest in the Jellinbah East and Lake Vermont steelmaking coal mines in Australia, to Zashvin Pty Limited (Zashvin). The Jellinbah associate met the criteria to be classified as held for sale on signing the sales agreement. In accordance with the requirements of the accounting standard, the investment value of $298 million was transferred to assets held for sale and the Group ceased recognition of its share of income from the associate from the date of the agreement. See note 34 for further details.

US$ million	2024			2023		
	Associates	**Joint ventures**	**Total**	Associates	Joint ventures	Total
At 1 January	**456**	**610**	**1,066**	416	640	1,056
Net income/(loss) from associates and joint ventures	**165**	**(31)**	**134**	248	130	378
Dividends received	**(253)**	**(62)**	**(315)**	(203)	(184)	(387)
Investments in equity and capitalised loans	**—**	**62**	**62**	4	11	15
Impairments	**—**	**—**	**—**	(10)	—	(10)
Transfer to assets held for sale	**(298)**	**—**	**(298)**	—	—	—
Other movements	**—**	**(33)**	**(33)**	2	(2)	—
Currency movements	**(30)**	**1**	**(29)**	(1)	15	14
At 31 December	**40**	**547**	**587**	456	610	1,066

Further information

The Group's total investments in associates and joint ventures include long term loans of $124 million (2023: $125 million), which in substance form part of the Group's net investment. These loans are not repayable in the foreseeable future.

The Group's share of the results of associates and joint ventures is as follows:

Income statement

US$ million	2024	2023
Group revenue	**1,228**	1,846
Operating costs (before special items and remeasurements)	**(955)**	(1,234)
Associates' and joint ventures' underlying EBIT	**273**	612
Net finance costs	**(31)**	(37)
Income tax expense	**(106)**	(196)
Non-controlling interests	**(2)**	(1)
Net income from associates and joint ventures	**134**	378

Balance sheet

US$ million	Associates	Joint ventures	Total
Non-current assets	**72**	**895**	**967**
Current assets	**89**	**437**	**526**
Current liabilities	**(75)**	**(165)**	**(240)**
Non-current liabilities	**(46)**	**(620)**	**(666)**
Net assets as at 31 December 2024	**40**	**547**	**587**
Net assets as at 31 December 2023	456	610	1,066

Capital base

14. Investments in associates and joint ventures continued

Further information

The Group's share of the results of associates and joint ventures is as follows:

					2024
US$ million	Group revenue	Underlying EBITDA	Underlying EBIT	Share of net income	Dividends received
Ferroport	103	72	64	44	49
Samancor	359	116	31	—	10
Jellinbah[1]	553	247	237	158	247
Other	213	(59)	(59)	(68)	9
	1,228	376	273	134	315

					2023
US$ million	Group revenue	Underlying EBITDA	Underlying EBIT	Share of net income	Dividends received
Ferroport	105	82	74	50	55
Samancor	670	231	145	66	127
Jellinbah	779	373	360	244	198
Other	292	31	33	18	7
	1,846	717	612	378	387

	Aggregate investment	
US$ million	2024	2023
Ferroport	244	290
Samancor	215	147
Jellinbah[1]	—	415
Other	128	214
	587	1,066

(1) On 2 November 2024, the Group entered into a binding sales agreement with Zashvin Pty Limited in relation to the sale of its 33.3% minority interest in Jellinbah Group Pty Ltd. No income has been recognised from the date of the agreement when the associate was reclassified as an asset held for sale. See note 34 for further details.

Accounting judgements

Impairment

No indicators of impairment were identified for the Group's material investments in associates and joint ventures during 2024. The key assumptions used in determining the recoverable amounts, and the classification of Jellinbah as held for sale are set out in note 7.

Accounting policy

See note 40I for the Group's accounting policy on associates and joint arrangements, which includes joint ventures.

Capital base

15. Financial asset investments

Overview

Financial asset investments include three categories. Financial assets at amortised cost principally comprise loans to and deposits with third parties including the Group's associates and joint ventures. Assets classified at fair value through other comprehensive income principally comprise investments in equities of other companies. Financial assets held at fair value through profit or loss comprise financial assets that do not meet the criteria to be classified under either of the other two categories.

US$ million	2024				2023			
	Financial assets at amortised cost	At fair value through profit or loss	At fair value through other comprehensive income	Total	Financial assets at amortised cost	At fair value through profit or loss	At fair value through other comprehensive income	Total
At 1 January	234	73	132	439	226	35	167	428
Additions	—	1	4	5	—	6	50	56
Interest receivable	4	4	—	8	6	2	—	8
Net loans (repaid)/advanced	(17)	(21)	—	(38)	(1)	39	—	38
Disposals	—	(3)	(6)	(9)	—	—	(5)	(5)
Fair value and other movements	(47)	(9)	(19)	(75)	—	(9)	(76)	(85)
Currency movements	(2)	—	—	(2)	3	—	(4)	(1)
At 31 December	**172**	**45**	**111**	**328**	234	73	132	439
Current	—	36	—	36	17	31	—	48
Non-current	172	9	111	292	217	42	132	391

Accounting policy

See note 40D for the Group's accounting policies on financial asset investments.

16. Provisions for liabilities and charges

Overview

US$ million	Environmental restoration	Decommissioning	Employee benefits	Onerous contracts	Legal	Restructuring	Other	Total
At 1 January	(1,888)	(913)	(180)	(23)	(229)	(54)	(271)	(3,558)
Additional provisions charged to income statement	(132)	(12)	(94)	(18)	(41)	(237)	(47)	(581)
Changes in discount rate	60	31	—	—	—	—	—	91
Capitalised	(8)	(55)	—	—	(9)	—	(116)	(188)
Unwinding of discount	(55)	(26)	(3)	(1)	—	—	—	(85)
Amounts applied	65	21	63	5	50	143	28	375
Unused amounts reversed	75	29	11	13	45	17	34	224
Transfer to held for sale	31	90	51	—	—	—	—	172
Currency movements	108	42	14	3	32	6	31	236
At 31 December	**(1,744)**	**(793)**	**(138)**	**(21)**	**(152)**	**(125)**	**(341)**	**(3,314)**
Current	(113)	(24)	(121)	(9)	(24)	(120)	(329)	(740)
Non-current	(1,631)	(769)	(17)	(12)	(128)	(5)	(12)	(2,574)

Further information

Environmental restoration

The Group has an obligation to undertake restoration, rehabilitation and environmental work when environmental disturbance is caused by the development or ongoing production of a mining property. A provision is recognised for the present value of such costs, based on management's best estimate of the legal and constructive obligations incurred. Changes in legislation could result in changes in provisions recognised. It is anticipated that the majority of these costs will be incurred over a period in excess of 20 years.

Decommissioning

Provision is made for the present value of costs relating to the decommissioning of plant or other site restoration work. It is anticipated that the majority of these costs will be incurred over a period in excess of 20 years.

The pre-tax, real discount rates that have been used in calculating the environmental restoration and decommissioning liabilities as at 31 December 2024, in the principal currencies in which these liabilities are denominated and with matching maturities to the timelines are as follows: US dollar: 2.0%–2.2% (2023: 1.7%–1.9%); South African rand: 4.9%–5.0% (2023: 4.9%–5.0%); Australian dollar: 1.9%–2.4% (2023: 1.5%–1.8%); Chilean peso: 2.0%–2.9% (2023: 2.2%–2.6%); and Brazilian real: 7.0%–7.1% (2023: 5.5%–5.9%).

Capital base

16. Provisions for liabilities and charges continued

Movements in environmental restoration and decommissioning provisions resulted in a net credit of $77 million within operating profit (2023: net charge of $219 million). In addition, the Group is required to provide guarantees in several jurisdictions in respect of environmental restoration and decommissioning obligations. These have not resulted in the recognition of any additional liabilities.

At 31 December 2024, deferred tax assets (before offsetting) of $541 million (2023: $557 million) have been recognised within the financial statements in respect of environmental restoration and decommissioning liabilities.

Decommissioning and environmental restoration provisions also includes management's best estimates of all material costs of conformance with Global Industry Standard for Tailing Management (GISTM). Although the Group targets conformance with Anglo American equivalent standards for independently managed operations, there is no constructive obligation in respect of GISTM where the partner is not an ICMM member, unless a public commitment has been made by that partner.

Employee benefits
Provision is made for statutory or contractual employee entitlements where there is significant uncertainty over the timing or amount of settlement. It is anticipated that these costs will be incurred when employees choose to take their benefits.

Onerous contracts
Provision is made for the present value of certain long term contracts where the unavoidable cost of meeting the Group's obligations is expected to exceed the benefits to be received.

Other
Other provisions relate to social commitments and other claims and liabilities.

Environmental rehabilitation trusts
The Group makes contributions to controlled funds that were established to meet the cost of some of its restoration and environmental rehabilitation liabilities in South Africa. The funds comprise the following investments, which with the exception of some cash balances, are held in unit trusts:

US$ million	2024	2023
Equity	88	76
Bonds	44	14
Cash and cash equivalents	19	18
	151	108

These assets are primarily denominated in South African rand. Where not held in a unit trust, cash and cash equivalents are held in short term fixed deposits or earn interest at floating inter-bank rates. Bonds held in unit trusts earn interest at a weighted average fixed rate of 4.3% (2023: 10.0%) for an average period of four years (2023: eight years).

These funds are not available for the general purposes of the Group (see note 24). All income from these assets is reinvested to meet specific environmental obligations. These obligations are included in provisions as stated above.

Accounting judgements and estimates
Environmental restoration and decommissioning provisions
The recognition and measurement of environmental restoration and decommissioning provisions requires judgement and is based on assumptions and estimates, including the required closure and rehabilitation costs, the timing of future cash flows, and the discount rates applied. Future cash flows used to determine environmental restoration and decommissioning provisions are risk adjusted to reflect potential changes in relation to the key assumptions made in the mine closure plan. Discount rates applied to determine environmental restoration and decommissioning provisions represent a market assessment of the time value of money only, i.e. a risk-free rate. These rates are calculated on a real basis with reference to the yield for government bonds of the appropriate currency and duration. The Group has considered reasonably possible changes to discount rates and if the discount rates at 31 December 2024 were decreased by 1.0%, then the total environmental restoration and decommissioning provisions would increase by $0.5 billion. Increase in discount rates by 1.0% would decrease the total restoration and decommissioning provisions by $0.3 billion.

The Group considers the impact of climate change on environmental restoration and decommissioning provisions, specifically the timing of future cash flows, and has concluded that it does not currently represent a key source of estimation uncertainty. Changes to legislation, including in relation to climate change, are factored into the provisions when the legislation becomes enacted.

Accounting policy
See note 40D for the Group's accounting policy on environmental restoration and decommissioning obligations.

Capital base

17. Deferred tax

Overview
The movement in net deferred tax liabilities during the year is as follows:

US$ million	2024	2023
At 1 January	(5,318)	(5,051)
Charged to the income statement	(494)	(469)
Charged to statement of comprehensive income	(19)	—
Credited to equity	20	13
Currency movements	44	189
At 31 December	**(5,767)**	(5,318)

Further information
Where there is a right of offset of deferred tax balances within the same tax jurisdiction, IAS 12 *Income Taxes* requires these to be presented after such offset in the Consolidated balance sheet. The closing deferred tax balances before this offset are as follows:

US$ million	2024	2023
Deferred tax assets before offset		
Tax losses	786	706
Post employment benefits	22	—
Depreciation in excess of capital allowances	178	240
Other temporary differences[1]	681	638
	1,667	1,584
Deferred tax liabilities before offset		
Capital allowances in excess of depreciation	(4,176)	(4,410)
Fair value adjustments	(339)	(548)
Withholding tax	(340)	(22)
Other temporary differences[2]	(2,579)	(1,922)
	(7,434)	(6,902)

[1] Other temporary differences include $541 million (2023: $557 million) of deferred tax assets related to environmental restoration and decommissioning provisions.

[2] Other temporary differences primarily arise in relation to functional currency differences and deferred stripping costs.

The closing deferred tax balances after offset are as follows:

US$ million	2024	2023
Deferred tax assets	294	262
Deferred tax liabilities	(6,061)	(5,580)
	(5,767)	(5,318)

The amount of deferred tax charged to the Consolidated income statement is as follows:

US$ million	2024	2023
Capital allowances in excess of depreciation	177	(252)
Fair value adjustments	159	67
Tax losses	61	(92)
Provisions	36	(123)
Other temporary differences	(927)	(69)
	(494)	(469)

Deferred tax charged to the income statement includes a charge of $159 million (2023: credit of $119 million) relating to deferred tax remeasurements, a deferred tax on special items and remeasurement credit of $633 million (2023: credit of $301 million) and a deferred tax special items charge of $596 million (2023: charge of $300 million).

Deferred tax assets are recognised to the extent that the business has forecast taxable profits against which the assets can be recovered. While the Group is in an overall net deferred tax liability (2023: liability) position, some deferred tax assets remain unrecognised in jurisdictions where no taxable profits are forecast and no right of offset against the Group's deferred tax liabilities exists.

Capital base

17. Deferred tax continued

The Group has the following temporary differences for which no deferred tax assets have been recognised:

US$ million	Tax losses – revenue	Tax losses – capital	Other temporary differences	Total	Tax losses – revenue	Tax losses – capital	Other temporary differences	Total
	2024				2023 (restated)[1]			
Expiry date								
Less than five years	175	—	190	365	155	—	139	294
Greater than five years	621	—	839	1,460	864	—	898	1,762
No expiry date	12,634	2,056	9,929	24,619	9,767	2,394	5,982	18,143
	13,430	2,056	10,958	26,444	10,786	2,394	7,019	20,199

[1] The 2023 comparative figures have been restated to exclude $612 million of other temporary differences.

No deferred tax has been recognised in respect of temporary differences associated with investments in subsidiaries, branches, associates and interests in joint ventures and joint operations where the Group is in a position to control the timing of the reversal of the temporary differences and it is probable that such differences will not reverse in the foreseeable future. The aggregate amount of temporary differences associated with such investments in subsidiaries, branches, associates and interests in joint ventures and joint operations is represented by the contribution of those investments to the Group's retained earnings and amounted to $13,012 million (2023: $20,969 million).

Accounting judgements and estimates

Recognition of deferred tax

In accordance with the requirements of IAS 12 *Income Taxes*, the Group reassesses the recognition and recoverability of deferred tax assets at the end of each reporting period. The assessment of deferred tax balances includes giving due consideration to the expected manner of recovery of the carrying value of assets and liabilities. Consistent with the Group's impairment testing, the Group uses the Board approved forecasts as the basis for the profits expected to arise in the foreseeable future. These forecasts consider the potential impact of climate change (see note 7 for further information).

Accounting policy

See note 40G for the Group's accounting policy on tax.

Working capital

This section includes analysis of inventories, receivables and payables. These balances principally relate to current assets and liabilities held to support operating activities.

US$ million	2024	2023
Inventories	6,439	7,234
Trade and other receivables	3,660	4,983
Trade and other payables	(6,282)	(6,700)
	3,817	5,517

Net working capital decreased in 2024 led by a decrease in trade receivables driven by a lower iron ore price, coupled with lower copper sales volumes more than offsetting the higher copper price and a decrease in inventory was driven by a drawdown of work-in-progress stockpiles at PGMs to support sales, a revaluation of finished goods at Kumba and a slight reduction in diamond inventory.

18. Inventories

Overview
Inventories represent goods held for sale in the ordinary course of business (finished products), ore being processed into a saleable condition (work in progress) and spares, raw materials and consumables to be used in the production process (raw materials and consumables).

	2024			2023		
US$ million	Expected to be used within one year	Expected to be used after more than one year	Total	Expected to be used within one year	Expected to be used after more than one year	Total
Raw materials, consumables and other	1,024	7	1,031	1,100	8	1,108
Work in progress	1,312	1,165	2,477	2,138	822	2,960
Finished products	2,911	20	2,931	3,149	17	3,166
	5,247	1,192	6,439	6,387	847	7,234

Further information
The cost of inventories recognised as an expense and included in operating costs amounted to $14,254 million (2023: $15,457 million). The write-down of inventories to net realisable value (net of revaluation of provisionally priced purchases) amounted to $331 million (2023: $357 million).

Accounting estimates
Accounting for inventory involves the use of judgements and estimates, particularly in relation to the measurement and valuation of work in progress inventory within the production process. Certain estimates, including expected metal recoveries and work in progress volumes, are calculated by engineers using available industry, engineering and scientific data. Estimates used are periodically reassessed taking into account technical analysis, historical performance and physical counts.

Accounting policy
See note 40E for the Group's accounting policy on inventories.

Working capital

19. Trade and other receivables

Overview
Trade receivables are amounts due from the Group's customers for commodities and services the Group has provided. Many of the Group's sales are provisionally priced, which means that the price is finalised at a date after the sale takes place. When there is uncertainty about the final amount that will be received, the receivable is marked to market based on the forward price.

Trade and other receivables also includes amounts receivable for VAT and other indirect taxes, prepaid expenses and deferred consideration.

	2024			2023		
US$ million	Due within one year	Due after one year	Total	Due within one year	Due after one year	Total
Trade receivables	1,540	54	1,594	2,468	43	2,511
Tax receivables	816	190	1,006	974	214	1,188
Accrued income	179	—	179	182	—	182
Prepayments	268	17	285	391	22	413
Contract assets	76	—	76	67	—	67
Other receivables	349	171	520	434	188	622
	3,228	432	3,660	4,516	467	4,983

Further information
The Group applies the simplified expected credit loss model for its trade receivables measured at amortised cost, as permitted by IFRS 9 *Financial Instruments*. The expected credit losses on trade receivables are estimated using a provision matrix by reference to past default experience, credit profiles and financial metrics, adjusted as appropriate for current observable data.

As part of its approach to working capital management, the Group uses debtor discounting arrangements. These arrangements are on a non-recourse basis and hence the related receivables are derecognised from the Consolidated balance sheet.

Of the year end trade receivables balance $51 million (2023: $82 million) were past due, stated after an associated impairment provision of $28 million (2023: $33 million). Given the use of payment security instruments and the nature of the related counterparties, these amounts are considered recoverable. The historical level of customer default is minimal and there is no current observable data to indicate a material future default. As a result, the credit quality of year end trade receivables is considered to be high.

Trade receivables do not incur any interest as they are principally short term in nature and therefore are measured at their nominal value (with the exception of receivables relating to provisionally priced sales, as set out in the revenue recognition accounting policy, see note 40C), net of appropriate provisions for estimated irrecoverable amounts.

20. Trade and other payables

Overview
Trade and other payables include amounts owed to suppliers, tax authorities and other parties that are typically due to be settled within 12 months. The total also includes contract liabilities, which represents monies received from customers but for which we have not yet delivered the associated goods or service. These amounts are recognised as revenue when the goods are delivered or the service is provided. All revenue relating to performance obligations which were incomplete as at 31 December 2023 was recognised during the year. Other payables include deferred consideration in respect of business combinations and dividends payable to non-controlling interests.

US$ million	2024	2023
Trade payables	2,523	2,716
Accruals	2,127	2,504
Contract liabilities and deferred income	901	719
Tax and social security	169	198
Other payables	562	563
	6,282	6,700

Further information
Trade payables are non-interest bearing and are measured at their nominal value (with the exception of payables relating to provisionally priced commodity purchases which are marked to market using the appropriate forward price) until settled. $190 million (2023: $189 million) of trade and other payables are included within non-current liabilities.

Contract liabilities and deferred income include $743 million (2023: $608 million) for payments received in advance that mainly relate to metal expected to be delivered within six months and $93 million (2023: $80 million) in respect of freight and performance obligations which are expected to be completed within 30 to 45 days.

Net debt and financial risk management

Net debt stayed flat at $10.6 billion during the year, which includes a working capital cash inflow of $1.8 billion, primarily due to a reduction in receivables and inventory. Gearing has increased from 25% at 31 December 2023 to 27% at 31 December 2024.

US$ million	2024	2023
Net assets	28,533	31,617
Net debt including related derivatives (note 21)	10,623	10,615
Variable vessel leases	179	637
Total capital	39,335	42,869
Gearing	27%	25%

Net debt is calculated as total borrowings excluding variable vessel lease contracts that are priced with reference to a freight index, less cash and cash equivalents (including derivatives that provide an economic hedge of net debt but excluding the impact of the debit valuation adjustment on these derivatives). Total capital is calculated as 'Net assets' (as shown in the Consolidated balance sheet) excluding net debt and variable vessel leases.

21. Net debt

Overview
The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 334.

Movement in net debt

US$ million	Short term borrowings	Medium and long term borrowings	Total financing activity liabilities	Removal of variable vessel leases	Cash and cash equivalents	Derivatives hedging net debt	Net debt including derivatives
At 1 January 2023	(1,408)	(12,945)	(14,353)	127	8,400	(1,092)	(6,918)
Cash flow	1,538	(1,941)	(403)	(133)	(2,287)	610	(2,213)
Interest accrued on borrowings	(719)	(75)	(794)	12	—	—	(782)
Reclassifications	(847)	847	—	—	—	—	—
Movement in fair value	14	(293)	(279)	—	—	54	(225)
Other movements	(329)	(622)	(951)	631	—	—	(320)
Currency movements	25	(143)	(118)	—	(39)	—	(157)
At 31 December 2023	(1,726)	(15,172)	(16,898)	637	6,074	(428)	(10,615)
Cash flow	2,036	(2,605)	(569)	(211)	2,128	463	1,811
Interest accrued on borrowings	(847)	(37)	(884)	17	—	—	(867)
Reclassifications	(1,454)	1,454	—	—	—	—	—
Movement in fair value	(4)	45	41	—	—	(794)	(753)
Other movements	12	(85)	(73)	(264)	—	—	(337)
Currency movements	(3)	209	206	—	(68)	—	138
At 31 December 2024	(1,986)	(16,191)	(18,177)	179	8,134	(759)	(10,623)

Other movements within financing activity liabilities include $454 million relating to leases entered into in the year ended 31 December 2024 (2023: $576 million) and a downward revaluation of $331 million (2023: upward revaluation of $362 million) relating to variable vessel leases, refer to note 23.

Further information

Reconciliation to the Consolidated balance sheet

US$ million	Cash and cash equivalents 2024	Cash and cash equivalents 2023	Short term borrowings 2024	Short term borrowings 2023	Medium and long term borrowings 2024	Medium and long term borrowings 2023
Balance sheet	8,167	6,088	(2,019)	(1,740)	(16,191)	(15,172)
Bank overdrafts	(33)	(14)	33	14	—	—
Net cash/(debt) classifications	8,134	6,074	(1,986)	(1,726)	(16,191)	(15,172)

Other
Debit valuation adjustments of $22 million (2023: $3 million) reduce the valuation of derivative liabilities hedging net debt reflecting the impact of the Group's own credit risk. These adjustments are excluded from the Group's definition of net debt.

Cash and cash equivalents includes $598 million which is restricted (2023: $532 million). This primarily relates to cash which is held in joint operations where the timing of dividends is jointly controlled by the joint operators.

Accounting policy
See note 40F for the Group's accounting policy on cash and debt.

Net debt and financial risk management

22. Borrowings

Overview

The Group borrows mostly in the capital markets through bonds issued in the US markets and under the Euro Medium Term Note (EMTN) programme. The Group uses interest rate and cross currency swaps to ensure that the majority of the Group's borrowings are exposed to floating US dollar interest rates.

As part of its routine financing activities, in March 2024, the Group issued €500 million 3.75% Senior Notes due June 2029 and €750 million 4.125% Senior Notes due March 2032, and in April 2024, $1 billion 5.75% Senior Notes due April 2034 and $500 million 6% Senior Notes due April 2054.

At 31 December 2024 and 31 December 2023, the following bonds were retained as fixed rate exposure: $193 million 5.375% due April 2025 and $99 million 5% due May 2027, and the following bonds had been swapped into floating rates until March 2033: $500 million 3.95% due September 2050 and $750 million 4.75% due March 2052. All other bonds as at 31 December 2024 and 31 December 2023 were swapped to floating rate exposures for the entirety of their remaining term.

| | | | | 2024 | | | | 2023 |
US$ million	Short term borrowings	Medium and long term borrowings	Total borrowings	Contractual repayment at hedge rates	Short term borrowings	Medium and long term borrowings	Total borrowings	Contractual repayment at hedge rates
Secured								
Bank loans and overdrafts	48	44	92	92	43	71	114	114
Leases	237	924	1,161	1,161	408	1,107	1,515	1,515
	285	968	1,253	1,253	451	1,178	1,629	1,629
Unsecured								
Bank loans and overdrafts	128	498	626	626	239	503	742	742
Bank sustainability linked loans	—	66	66	66	—	66	66	66
Bonds issued under EMTN programme								
1.625% €600m bond due September 2025	616	—	616	714	—	637	637	714
1.625% €500m bond due March 2026	—	508	508	566	—	523	523	566
4.5% €500m bond due September 2028	—	537	537	528	—	570	570	528
3.375% £300 million bond due March 2029	—	333	333	395	—	341	341	395
3.75% €500m bond due June 2029	—	530	530	546	—	—	—	—
5% €500m bond due March 2031	—	545	545	528	—	578	578	528
4.125% €750m bond due March 2032	—	796	796	819	—	—	—	—
4.75% €745m sustainability linked bond due September 2032	—	784	784	745	—	825	825	745
US bonds								
3.625% $650m bond due September 2024	—	—	—	—	635	—	635	650
5.375% $193m bond due April 2025	193	—	193	193	—	193	193	193
4.875% $339m bond due May 2025	336	—	336	339	—	326	326	339
4.75% $700m bond due April 2027	—	669	669	700	—	664	664	700
5% $99m bond due May 2027[1]	—	136	136	159	—	128	128	159
4% $650m bond due September 2027	—	613	613	650	—	609	609	650
2.25% $500m bond due March 2028	—	453	453	500	—	448	448	500
4.5% $650m bond due March 2028	—	620	620	650	—	622	622	650
3.875% $500m bond due March 2029	—	461	461	500	—	464	464	500
5.625% $750m bond due April 2030	—	734	734	750	—	753	753	750
2.625% $1bn bond due September 2030	—	811	811	1,000	—	811	811	1,000
2.875% $500m bond due March 2031	—	425	425	500	—	430	430	500
5.5% $900m bond due May 2033	—	841	841	900	—	874	874	900
5.75% $1bn bond due April 2034	—	987	987	1,000	—	—	—	—
3.95% $500m bond due September 2050	—	478	478	500	—	499	499	500
4.75% $750m bond due March 2052	—	718	718	750	—	749	749	750
6% $500m bond due April 2054	—	479	479	500	—	—	—	—
Mitsubishi facility	—	2,106	2,106	2,106	—	2,381	2,381	2,381
Anglo American Sur bank facilities	200	—	200	200	250	—	250	250
Vale facility[2]	55	95	150	150	—	—	—	—
Interest payable and other loans	206	—	206	206	165	—	165	165
	1,734	15,223	16,957	17,786	1,289	13,994	15,283	15,821
Total borrowings	2,019	16,191	18,210	19,039	1,740	15,172	16,912	17,450

[1] Bond acquired as part of the acquisition of Sirius Minerals plc (Crop Nutrients). At maturity the bond will be redeemed at 160% of par value.

[2] The Vale facility relates to a shareholder loan for the Group's Minas-Rio operation transferred as part of Group's acquisition of the Serpentina iron ore resource, see note 27.

Net debt and financial risk management

22. Borrowings continued

Covenants

Medium and long term borrowings, as detailed in the above table, are governed by various financial and procedural covenants, in line with the standard terms of such agreements. If these covenants are not met, this may result in the borrowings becoming repayable on demand. For all outstanding loan balances, the Group has complied with all covenants that were required to be met on, or before 31 December 2024, and has the right to defer settlement for a period of at least twelve months.

Drawn facilities presented within unsecured bank loans and overdrafts included in medium and long term borrowings include a syndicated term loan at Collahuasi with a carrying value of $440 million. Collahuasi is required to comply with financial covenants typical of such arrangements, including maintaining a Consolidated Net Worth greater than $1 billion, and not exceeding an Indebtedness to Net Worth ratio of 1.25. These covenants have been met as at 31 December 2024, and there are no indications that there would be any difficulties in complying with these covenants through 2025.

Accounting policy

See note 40F for the Group's accounting policies on bank borrowings and lease liabilities.

Net debt and financial risk management

23. Leases

Overview
Leases relate principally to shipping vessels, corporate offices, employee accommodation and diamond jewellery retail outlets. Leases for shipping vessels typically run for 1 to 10 years and the majority are priced with reference to a freight index and the lease liability is therefore revalued to the spot freight rate at the end of each period. These leases are tradeable in nature, representing a lower risk profile due to their inherent liquidity. The leases for office space typically run for 5 to 25 years, employee accommodation up to 25 years and leases of retail stores for 5 to 25 years. Some longer leases incorporate fixed increases in rentals or provide for annual uplifts based upon an index, typically a measure of inflation.

Further information
Amounts recognised in the Consolidated balance sheet
Lease agreements give rise to the recognition of a right-of-use asset (see note 12) and a related liability for future lease payments (see note 22).

Lease liabilities balance and maturity analysis:

US$ million	2024	2023
Amount due for repayment within one year	**273**	450
Greater than one year, less than two years	**193**	266
Greater than two years, less than three years	**174**	176
Greater than three years, less than four years	**126**	153
Greater than four years, less than five years	**104**	124
Greater than five years	**737**	806
Total due for repayment after more than one year	**1,334**	1,525
Total	**1,607**	1,975
Effect of discounting	**(446)**	(460)
Lease liabilities	**1,161**	1,515

Amounts recognised in the statement of profit or loss

US$ million	2024	2023
Depreciation of right-of-use assets (see note 12)	382	292
Interest expense for lease liabilities (included in finance costs, see note 4)	83	62
Expense relating to short term leases less than 12 months, variable leasing costs and leases of low value	87	145

Amounts recognised in the Consolidated cash flow statement
In the Consolidated cash flow statement for the year ended 31 December 2024, the total amount of cash paid in respect of leases recognised on the Consolidated balance sheet are split between repayments of principal of $412 million (2023: $309 million) and repayments of interest of $72 million (2023: $53 million), both included within cash flows from financing activities. The repayment of principal forms part of the Operating free cash flow Alternative Performance Measure (APM), and the repayment of both principal and interest forms part of the Attributable free cash flow and Sustaining attributable free cash flow Alternative Performance Measures. For more information on the APMs used by the Group, including definitions, please refer to page 334.

Further disclosures
At 31 December 2024, the Group has no lease commitments in relation to leases not yet commenced (2023: $204 million).

Accounting judgements
At the date of inception of a new contract or significant modification of an existing contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the asset for a period of time in exchange for consideration. To identify lease arrangements, the Group assesses whether:

– The contract specifies the use of an identified asset or collection of assets

– The Group has the right to obtain substantially all of the economic benefits from the use of the identified asset(s)

– The Group has the right to direct the use of the asset(s).

The Group has paid particular attention to the judgement over whether the lessor has a substantive right to substitute the specified assets for alternatives:

– Many assets used by the Group are highly specialised in nature and are purpose-built or modified to meet the Group's specification. Judgement is required to assess whether the assets can be substituted and used for other purposes without significant additional modification.

– The remote location of some of the Group's operations presents practical difficulties to the substitution of assets. Judgement is required to determine whether assets in remote locations can be relocated to other locations within a reasonable timeframe and cost.

– At some locations, high levels of security restrict the movement of assets to alternative locations, limiting the ability to substitute assets.

Net debt and financial risk management

23. Leases continued

– The Group's health and safety standards exceed statutory requirements in some jurisdictions. This places limitations on the ability to substitute certain assets, such as vehicles. Judgement is required to assess whether equivalent assets meeting the Group's requirements can be sourced within required operational timeframes.

Accounting policy

Accounting policies applied to lease liabilities and corresponding right-of-use assets are set out respectively in notes 40F and 40D.

Net debt and financial risk management

24. Financial instruments and derivatives

Financial instruments overview

For financial assets and liabilities which are traded on an active market, such as listed investments or listed debt instruments, fair value is determined by reference to market value. For non-traded financial assets and liabilities, fair value is calculated using discounted cash flows, considered to be reasonable and consistent with those that would be used by a market participant, and based on observable market data where available (for example forward exchange rate, interest rate or commodity price curve), unless carrying value is considered to approximate fair value.

Where discounted cash flow models based on management's assumptions are used, the resulting fair value measurements are considered to be at level 3 in the fair value hierarchy, as defined in IFRS 13 *Fair Value Measurement*, as they depend to a significant extent on unobservable valuation inputs.

All derivatives that have been designated into hedge relationships have been separately disclosed.

						2024
US$ million	**At fair value through profit and loss**	**Financial assets at amortised cost**	**At fair value through other comprehensive income**	**Designated into hedges**	**Financial liabilities at amortised cost**	**Total**
Financial assets						
Trade and other receivables	1,291	1,020	—	—	—	2,311
Derivative financial assets	208	—	—	94	—	302
Cash and cash equivalents	5,163	3,004	—	—	—	8,167
Financial asset investments	45	172	111	—	—	328
Environmental rehabilitation trusts[1]	143	8	—	—	—	151
	6,850	4,204	111	94	—	11,259
Financial liabilities						
Trade and other payables	(657)	—	—	—	(4,555)	(5,212)
Derivative financial liabilities	(288)	—	—	(643)	—	(931)
Royalty liability	—	—	—	69	(547)	(478)
Borrowings	—	—	—	(13,471)	(4,739)	(18,210)
	(945)	—	—	(14,045)	(9,841)	(24,831)
Net financial assets/(liabilities)	5,905	4,204	111	(13,951)	(9,841)	(13,572)

						2023
US$ million	At fair value through profit and loss	Financial assets at amortised cost	At fair value through other comprehensive income	Designated into hedges	Financial liabilities at amortised cost	Total
Financial assets						
Trade and other receivables	2,247	1,082	—	—	—	3,329
Derivative financial assets	241	—	—	115	—	356
Cash and cash equivalents	4,359	1,729	—	—	—	6,088
Financial asset investments	73	234	132	—	—	439
Environmental rehabilitation trusts[1]	103	5	—	—	—	108
	7,023	3,050	132	115	—	10,320
Financial liabilities						
Trade and other payables	(668)	—	—	—	(5,115)	(5,783)
Derivative financial liabilities	(172)	—	—	(570)	—	(742)
Royalty liability	—	—	—	(91)	(487)	(578)
Borrowings	—	—	—	(11,509)	(5,403)	(16,912)
	(840)	—	—	(12,170)	(11,005)	(24,015)
Net financial assets/(liabilities)	6,183	3,050	132	(12,055)	(11,005)	(13,695)

[1] These funds are not available for the general purposes of the Group. All income from these assets is reinvested to meet specific environmental obligations. These obligations are included in provisions as per note 16.

The Group's cash and cash equivalents at 31 December 2024 include $5,163 million (2023: $4,359 million) held in high grade money market funds. These funds are selected to ensure compliance with the minimum credit rating requirements and counterparty exposure limits set out in the Group's Treasury policy.

Net debt and financial risk management

24. Financial instruments and derivatives continued

Fair value hierarchy

An analysis of financial assets and liabilities carried at fair value is set out below:

US$ million	2024 Level 1	Level 2	Level 3	Total	2023 Level 1	Level 2	Level 3	Total
Financial assets								
At fair value through profit and loss								
Provisionally priced trade receivables	—	1,180	—	1,180	—	2,113	—	2,113
Other receivables	—	67	44	111	—	12	122	134
Derivatives hedging net debt	—	14	—	14	—	119	—	119
Other derivatives	—	194	—	194	—	122	—	122
Cash and cash equivalents	5,163	—	—	5,163	4,359	—	—	4,359
Financial asset investments	—	41	4	45	—	68	5	73
Environmental rehabilitation trusts[1]	—	143	—	143	—	103	—	103
Designated into hedges								
Derivatives hedging net debt	—	94	—	94	—	115	—	115
At fair value through other comprehensive income								
Financial asset investments	30	—	81	111	46	—	86	132
	5,193	1,733	129	7,055	4,405	2,652	213	7,270
Financial liabilities								
At fair value through profit and loss								
Provisionally priced trade payables	—	(365)	—	(365)	—	(426)	—	(426)
Other payables	—	(95)	(197)	(292)	—	—	(242)	(242)
Derivatives hedging net debt	—	(224)	—	(224)	—	(92)	—	(92)
Other derivatives	—	(85)	(1)	(86)	—	(82)	(1)	(83)
Debit valuation adjustment to derivative liabilities	—	22	—	22	—	3	—	3
Designated into hedges								
Derivatives hedging net debt	—	(643)	—	(643)	—	(570)	—	(570)
Royalty liability	—	—	69	69	—	—	(91)	(91)
	—	(1,390)	(129)	(1,519)	—	(1,167)	(334)	(1,501)
Net assets carried at fair value	5,193	343	—	5,536	4,405	1,485	(121)	5,769

[1] These funds are not available for the general purposes of the Group. All income from these assets is reinvested to meet specific environmental obligations. These obligations are included in provisions as per note 16.

Fair value hierarchy	Valuation technique
Level 1	Valued using unadjusted quoted prices in active markets for identical financial instruments. This category includes cash and cash equivalents held in money market funds, listed equity shares and quoted futures.
Level 2	Instruments in this category are valued using valuation techniques where all of the inputs that have a significant effect on the valuation are directly or indirectly based on observable market data. This category includes provisionally priced trade receivables and payables and over-the-counter derivatives.
Level 3	Instruments in this category have been valued using a valuation technique where at least one input (which could have a significant effect on the instrument's valuation) is not based on observable market data. Where inputs can be observed from market data without undue cost and effort, the observed input is used. Otherwise, management determines a reasonable estimate for the input. This category includes deferred consideration, receivables relating to disposals, unlisted equity investments and the embedded derivative relating to the royalty liability.

The movements in the fair value of the level 3 financial assets and liabilities are shown as follows:

US$ million	Assets 2024	2023	Liabilities 2024	2023
At 1 January	213	418	(334)	(447)
Net (loss)/profit recorded in the income statement	(15)	(22)	(25)	9
Net (loss)/profit recorded in the statement of comprehensive income	(9)	(12)	161	(11)
Reclassification (from)/to level 3 financial assets/(liabilities)	—	(7)	—	(23)
Additions	6	94	—	—
Settlements and disposals	(66)	(233)	70	119
Currency movements	—	(25)	(1)	19
At 31 December	129	213	(129)	(334)

Net debt and financial risk management

24. Financial instruments and derivatives continued

Further information on financial instruments

Borrowings designated in fair value hedges represent listed debt which is held at amortised cost, adjusted for the fair value of the hedged interest rate and foreign currency risk. The fair value of these borrowings is $13,459 million (2023: $11,546 million), which is measured using quoted indicative broker prices and consequently categorised as level 2 in the fair value hierarchy. The carrying value of the remaining borrowings at amortised cost includes bonds which are not designated into hedge relationships, bank borrowings and lease liabilities. The carrying value of these bonds is $331 million (2023: $323 million) and the fair value is $330 million (2023: $330 million). The carrying value of the remaining borrowings at amortised cost is considered to approximate the fair value.

Offsetting of financial assets and liabilities

The Group offsets financial assets and liabilities and presents them on a net basis in the Consolidated balance sheet only where there is a legally enforceable right to offset the recognised amounts, and the Group intends to either settle the recognised amounts on a net basis or to realise the asset and settle the liability simultaneously.

At 31 December 2024, certain over-the-counter derivatives entered into by the Group and recognised at fair value through profit and loss are both subject to enforceable ISDA master netting arrangements and intended to be settled on a net basis. In accordance with the requirements of IAS 32 *Financial Instruments: Presentation*, the positions of these derivatives have been offset; those in a liability position totalling $32 million (2023: $9 million) were offset against those in an asset position totalling $306 million (2023: $281 million). The net asset position of $274 million (2023: $272 million) is presented within derivative assets (2023: within derivative assets) in the Consolidated balance sheet.

If certain credit events (such as default) were to occur, additional derivative instruments would be settled on a net basis under ISDA agreements. Derivative instruments (including interest rate, currency and commodity derivatives) in an asset position totalling $152 million (2023: $142 million) would be offset against those in a liability position totalling $900 million (2023: $713 million). These instruments are presented on a gross basis in the Consolidated balance sheet as the Group does not have a legally enforceable right to offset the amounts in the absence of a credit event occurring.

Royalty liability

When the Group acquired the Woodsmith project, the Hancock royalty liability and related embedded derivative were recognised. The royalty liability and associated derivative does not form part of borrowings on the basis that obligations to make cash payments against this liability only arise when the Woodsmith project generates revenues, and that otherwise the Group is not currently contractually liable to make any payments under this arrangement (other than in the event of Anglo American Crop Nutrients Limited's insolvency). The related embedded derivative which forms part of the total royalty liability was an asset as at 31 December 2024 (31 December 2023: liability) and is designated as a cash flow hedge of future revenue from the Woodsmith project as described further below.

Derivatives overview

The Group utilises derivative instruments to manage certain market risk exposures; however, it may choose not to designate certain derivatives as hedges for accounting purposes. Such derivatives are classified as 'Held for trading' and fair value movements are recorded in the Consolidated income statement.

The use of derivative instruments is subject to limits and the positions are regularly monitored and reported to senior management.

Fair value hedges

In accordance with the Group's policy, interest rate swaps are taken out to swap the Group's fixed rate borrowings to floating rate. For certain non-USD denominated bonds, cross currency interest rate swaps are taken out to mitigate exposure both to interest rate and foreign currency risk. These have been designated as fair value hedges. The carrying value of the hedged debt is adjusted at each balance sheet date to reflect the impact on its fair value of changes in market interest rates and currency movement. At 31 December 2024, this adjustment was to decrease the carrying value of borrowings by $550 million (2023: $508 million decrease). Changes in the fair value of the hedged debt are offset against fair value changes in the swap instrument and recognised in the Consolidated income statement as financing remeasurements. The following table summarises the impacts in the Consolidated income statement:

| | 2024 | | | | | 2023 |
| | Change in fair value of hedged item used to calculate ineffectiveness Gains/(losses) | Change in fair value of hedging instrument used to calculate ineffectiveness Gains/(losses) | Hedge ineffectiveness Gains/(losses) | Change in fair value of hedged item used to calculate ineffectiveness Gains/(losses) | Change in fair value of hedging instrument used to calculate ineffectiveness Gains/(losses) | Hedge ineffectiveness Gains/(losses) |
US$ million						
Interest rate risk	68	(63)	5	(279)	274	(5)
Interest rate and foreign currency risk	37	(53)	(16)	—	—	—

Cash flow hedges

Cash flow hedges primarily relate to the royalty liability, which contains an embedded derivative, as future payments are linked directly to future revenues. The Group has designated this embedded derivative as a cash flow hedge of future revenue from the Woodsmith project. During the year the Group recognised a gain within other comprehensive income of $160 million (2023: loss of $11 million) and an asset of $69 million (2023: liability of $91 million) within the royalty liability in respect of this derivative.

Held for trading

The Group may choose not to designate certain derivatives as hedges. This may occur where the Group is economically hedged but IFRS 9 *Financial Instruments* hedge accounting cannot be achieved or where gains and losses on both the derivative and hedged item naturally offset in the Consolidated income statement, as is the case for certain cross currency swaps of non-US dollar debt. A fair value loss of $223 million in respect of these cross currency swaps has been recognised in the Consolidated income statement (2023: gain of $149 million) and is presented within financing remeasurements net of foreign exchange gains on the related borrowings of $192 million (2023: loss of $149 million). Fair value changes on held for trading derivatives are recognised in the Consolidated income statement as remeasurements or within underlying earnings in accordance with the policy set out in note 9.

Net debt and financial risk management

24. Financial instruments and derivatives continued

Further information on derivatives

Fair value of derivative positions

The fair value of the Group's open derivative positions at 31 December (excluding normal purchase and sale contracts held off balance sheet) recorded within 'Derivative financial assets' and 'Derivative financial liabilities', is as follows:

	Current				Non-current			
	2024		2023		**2024**		2023	
US$ million	**Asset**	**Liability**	Asset	Liability	**Asset**	**Liability**	Asset	Liability
Derivatives hedging net debt								
Fair value hedge								
Interest rate swaps	—	(11)	—	(11)	94	(606)	115	(559)
Cross currency interest rate swaps	—	—	—	—	—	(26)	—	—
Held for trading								
Cross currency swaps	—	(94)	—	—	14	(130)	119	(92)
Debit valuation adjustment to derivative liabilities	—	—	—	—	—	22	—	3
	—	(105)	—	(11)	108	(740)	234	(648)
Other derivatives	186	(86)	118	(83)	8	—	4	—
Total derivatives	186	(191)	118	(94)	116	(740)	238	(648)

Other derivatives primarily relate to forward foreign currency contracts hedging capital expenditure, forward commodity contracts and other commodity contracts that are accounted for as 'Held for trading'. These marked to market valuations are not predictive of the future value of the hedged position, nor of the future impact on the profit of the Group. The valuations represent the cost of closing all hedge contracts at 31 December, at market prices and rates available at the time.

Fair value of financial instruments

Certain of the Group's financial instruments, principally derivatives, are required to be measured on the balance sheet at fair value. Where a quoted market price for an identical instrument is not available, a valuation model is used to estimate the fair value based on the net present value of the expected cash flows under the contract. Valuation assumptions are usually based on observable market data (for example forward foreign exchange rate, interest rate or commodity price curves) where available.

Accounting policies

See notes 40D and 40F for the Group's accounting policies on financial asset investments, impairment of financial assets, derivative financial instruments and hedge accounting.

Net debt and financial risk management

25. Financial risk management

Overview
The Board approves and monitors the risk management processes, including documented treasury policies, counterparty limits and controlling and reporting structures. The risk management processes of the Group's independently listed subsidiaries are in line with the Group's own policies.

The types of risk exposure, the way in which such exposure is managed and quantification of the level of exposure in the Consolidated balance sheet at 31 December is as follows:

– Liquidity risk

– Credit risk

– Commodity price risk

– Foreign exchange risk

– Interest rate risk

A. Liquidity risk
The Group ensures that there are sufficient committed loan facilities, including refinancing existing facilities where necessary, in order to meet short term business requirements, after taking into account cash flows from operations and its holding of cash and cash equivalents, as well as any Group distribution restrictions that exist. In addition, certain projects may be financed by means of limited recourse project finance, if appropriate.

Certain borrowing facilities within the Group are the subject of financial covenants that vary from facility to facility, but which would be considered normal for such facilities, such as the ratio of debt to tangible net worth. The respective borrowers were not in breach with these financial covenants as at 31 December 2024.

The expected undiscounted cash flows of the Group's financial liabilities, by remaining contractual maturity, based on conditions existing at the balance sheet date, are as follows:

							2024
US$ million	Amount due for repayment within one year	Greater than one year, less than two years	Greater than two years, less than three years	Greater than three years, less than four years	Greater than four years, less than five years	Greater than five years	Total
Net financial liabilities							
Borrowings	(1,826)	(1,207)	(1,701)	(3,908)	(1,547)	(8,545)	(18,734)
Expected future interest payments	(622)	(605)	(565)	(498)	(435)	(2,959)	(5,684)
Derivatives hedging debt – net settled	(197)	(138)	(125)	(87)	(59)	(95)	(701)
Derivatives hedging debt – gross settled:							
– gross inflows	1,100	637	113	630	975	1,425	4,880
– gross outflows	(1,283)	(743)	(170)	(712)	(1,044)	(1,500)	(5,452)
Other financial liabilities	(5,068)	(11)	(11)	(12)	(13)	(424)	(5,539)
Total	(7,896)	(2,067)	(2,459)	(4,587)	(2,123)	(12,098)	(31,230)

							2023
US$ million	Amount due for repayment within one year	Greater than one year, less than two years	Greater than two years, less than three years	Greater than three years, less than four years	Greater than four years, less than five years	Greater than five years	Total
Net financial liabilities							
Borrowings	(1,590)	(1,523)	(1,166)	(1,651)	(1,805)	(9,726)	(17,461)
Expected future interest payments	(547)	(491)	(460)	(430)	(359)	(2,140)	(4,427)
Derivatives hedging debt – net settled	(257)	(122)	(73)	(67)	(45)	(61)	(625)
Derivatives hedging debt – gross settled:							
– gross inflows	496	721	578	20	19	387	2,221
– gross outflows	(560)	(801)	(595)	(22)	(22)	(400)	(2,400)
Other financial liabilities	(5,651)	—	(11)	(8)	(14)	(445)	(6,129)
Total	(8,109)	(2,216)	(1,727)	(2,158)	(2,226)	(12,385)	(28,821)

The table above does not include cash flows in relation to the Woodsmith royalty financing on the basis that cash flows under this arrangement are not contractually defined, but instead are wholly dependent upon Woodsmith revenue in future years. However, should the Woodsmith primary subsidiary, Anglo American Crop Nutrients Limited, enter insolvency, then it would be required to repay Hancock the principal value of $250 million upon its request.

Net debt and financial risk management

25. Financial risk management continued

The Group had the following undrawn committed borrowing facilities at 31 December:

US$ million	2024	2023
Expiry date		
Within one year	1,261	1,383
Greater than one year, less than two years	243	691
Greater than two years, less than three years	1,522	789
Greater than three years, less than four years	44	547
Greater than four years, less than five years	4,094	3,747
Greater than five years	—	1
	7,164	7,158

During the year, the Group extended its $3.7 billion facility now maturing in November 2029 and $1 billion facility now maturing in November 2025. Both facilities were undrawn at 31 December 2024.

B. Credit risk
Credit risk is the risk that a counterparty to a financial instrument will cause a loss to the Group by failing to pay its obligation.

The Group's principal financial assets are cash, trade and other receivables, investments and derivative financial instruments. The Group's maximum exposure to credit risk primarily arises from these financial assets and is as follows:

US$ million	2024	2023
Cash and cash equivalents	8,167	6,088
Trade and other receivables	2,311	3,329
Financial asset investments	217	307
Derivative financial assets	302	356
Environmental rehabilitation trust	151	108
	11,148	10,188

The Group limits credit risk on liquid funds and derivative financial instruments through diversification of exposures with a range of financial institutions. Counterparty limits are set for each financial institution with reference to credit ratings assigned by Standard & Poor's, Moody's and Fitch Ratings, shareholder equity (in the case of relationship banks) and fund size (in the case of asset managers).

Given the diverse nature of the Group's operations (both in relation to commodity markets and geographically), and the use of payment security instruments (including letters of credit from financial institutions), it does not have significant concentration of credit risk in respect of trade receivables, with exposure spread over a large number of customers.

The classification of trade and other receivables excludes prepayments and tax receivables. The classification of financial asset investments excludes equity investments held at fair value through other comprehensive income.

C. Commodity price risk
The Group's earnings are exposed to movements in the prices of the commodities it produces.

The Group's policy is to sell its products at prevailing market prices and is generally not to hedge commodity price risk, although some hedging may be undertaken for strategic reasons. In such cases, the Group generally uses forward contracts and other derivative instruments to economically hedge the price risk.

Certain of the Group's sales and purchases are provisionally priced, meaning that the selling price is determined normally between 30 to 180 days after delivery to the customer, based on quoted market prices stipulated in the contract, and as a result are susceptible to future price movements. The exposure of the Group's financial assets and liabilities to commodity price risk is as follows:

	2024				2023			
	Commodity price linked				Commodity price linked			
US$ million	**Subject to price movements**	**Fixed price**	**Not linked to commodity price**	**Total**	Subject to price movements	Fixed price	Not linked to commodity price	Total
Total net financial instruments (excluding derivatives)	327	127	(13,397)	(12,943)	1,691	67	(15,067)	(13,309)
Derivatives	83	—	(712)	(629)	42	—	(428)	(386)
	410	127	(14,109)	(13,572)	1,733	67	(15,495)	(13,695)

Commodity price linked financial instruments subject to price movements include provisionally priced trade receivables and trade payables.

Commodity price linked financial instruments at fixed price include receivables and payables for commodity sales and purchases no longer subject to price adjustment at the balance sheet date.

D. Foreign exchange risk
As a global business, the Group is exposed to many currencies principally as a result of non-US dollar operating costs and, to a lesser extent, from non-US dollar revenue.

Net debt and financial risk management

25. Financial risk management continued

The South African rand, Australian dollar, Chilean peso, and Brazilian real are the most significant non-US dollar currencies influencing costs. A strengthening of the US dollar against the currencies to which the Group is exposed has a positive effect on the Group's earnings. The Group's policy is generally not to hedge such exposures given the correlation, over the longer term, with commodity prices and the diversified nature of the Group, although exceptions can be approved by a committee with delegated authority from the Executive Leadership Team.

In addition, currency exposures exist in respect of non-US dollar capital expenditure projects and non-US dollar borrowings in US dollar functional currency entities. The Group's policy is to evaluate whether or not to hedge its non-US dollar capital expenditure on a case-by-case basis, taking into account the estimated foreign exchange exposure, liquidity of foreign exchange markets and the cost of executing a hedging strategy. Further detail with respect to the Group's non-US dollar borrowings approach is included in note 22.

Net other financial liabilities (excluding net debt related balances, variable vessel leases and cash in disposal groups, but including the debit valuation adjustment attributable to derivatives hedging net debt) of $2,770 million (2023: $2,443 million) are primarily non-interest bearing. This includes net liabilities of $492 million denominated in US dollar, $584 million denominated in Brazilian real, $85 million denominated in Australian dollars, $394 million denominated in Chilean peso and $901 million denominated in South African rand.

E. Interest rate risk

Interest rate risk arises due to fluctuations in interest rates which impact the value of short term investments and financing activities. The Group is principally exposed to US and South African interest rates.

The Group uses interest rate derivatives to convert the majority of its fixed rate borrowings to floating rates of interest.

In respect of financial assets, the Group's policy is to invest cash at floating rates of interest and to maintain cash reserves in short term investments (less than one year) in order to maintain liquidity.

Analysis of interest rate risk associated with net debt balances and the impact of derivatives to hedge against this risk is included within the table below.

The table below reflects the exposure of the Group's net debt to currency and interest rate risk:

US$ million	Cash and cash equivalents	Floating rate borrowings	Fixed rate borrowings	Derivatives hedging net debt	Impact of currency derivatives not designated as hedge	**2024** Total
US dollar	5,942	(2,867)	(9,626)	(759)	(4,744)	(12,054)
Euro	27	—	(4,417)	—	4,401	11
South African rand	1,554	(113)	(154)	—	—	1,287
Brazilian real	167	—	(187)	—	—	(20)
Australian dollar	80	—	(83)	—	—	(3)
Sterling	47	—	(642)	—	343	(252)
Other	317	(4)	(84)	—	—	229
Impact of interest rate derivatives	—	(13,471)	13,471	—	—	—
Total	**8,134**	**(16,455)**	**(1,722)**	**(759)**	**—**	**(10,802)**
Reconciliation:						
Variable vessel leases						179
Net debt						**(10,623)**

US$ million	Cash and cash equivalents	Floating rate borrowings	Fixed rate borrowings	Derivatives hedging net debt	Impact of currency derivatives not designated as hedge	**2023** Total
US dollar	5,058	(3,049)	(9,432)	(428)	(3,534)	(11,385)
Euro	22	—	(3,185)	—	3,183	20
South African rand	280	(240)	(150)	—	—	(110)
Brazilian real	16	—	(38)	—	—	(22)
Australian dollar	254	—	(43)	—	—	211
Sterling	95	(7)	(663)	—	351	(224)
Other	349	(3)	(88)	—	—	258
Impact of interest rate derivatives	—	(11,509)	11,509	—	—	—
Total	**6,074**	**(14,808)**	**(2,090)**	**(428)**	**—**	**(11,252)**
Reconciliation:						
Variable vessel leases						637
Net debt						**(10,615)**

Based on the net foreign currency and interest rate risk exposures detailed above, and taking into account the effects of the hedging arrangements in place, management considers that earnings and equity are not materially sensitive to reasonable foreign exchange or interest rate movements in respect of the financial instruments held as at 31 December 2024 or 2023.

Equity

Equity represents the capital of the Group attributable to Company shareholders and non-controlling interests, and includes share capital, share premium and reserves.

Total equity

$28.5 bn

(2023: $31.6 bn)

Total equity has decreased from $31.6 billion to $28.5 billion in the year, driven by losses for the year of $3.2 billion and dividends to Company shareholders and non-controlling interests of $1.6 billion.

26. Called-up share capital and consolidated equity analysis

Called-up share capital

	2024		2023	
	Number of shares	**US$ million**	Number of shares	US$ million
Ordinary shares of $54^{86}/_{91}$ US cents each:				
At 1 January	**1,337,577,913**	**734**	1,337,577,913	734
At 31 December	**1,337,577,913**	**734**	1,337,577,913	734

The number and carrying value of called-up, allotted and fully paid ordinary shares as at 31 December 2024 (including the shares held by the Group in other structures, as outlined below) was 1,337,577,913 and $734 million (2023: 1,337,577,913 and $734 million).

At general meetings, every member who is present in person has one vote on a show of hands and, on a poll, every member who is present in person or by proxy has one vote for every ordinary share held.

Own shares

	2024		2023	
	Number of shares	**US$ million**	Number of shares	US$ million
Own shares				
Own shares held by subsidiaries and employee benefit trusts	**124,185,005**	**6,188**	125,245,665	6,275
Total	**124,185,005**	**6,188**	125,245,665	6,275

Included in Own shares are 112,300,129 (2023: 112,300,129) Anglo American plc shares held by Epoch Investment Holdings (RF) Proprietary Limited, Epoch Two Investment Holdings (RF) Proprietary Limited and Tarl Investment Holdings (RF) Proprietary Limited, which are consolidated by the Group by virtue of their contractual arrangements with Tenon Investment Holdings Proprietary Limited, a wholly owned subsidiary of Anglo American South Africa Proprietary Limited. Further details of these arrangements are provided in note 40B.

Included in the calculation of the dividend payable are 5,085,905 ($151 million) shares held in the Employee Benefit Trust in respect of forfeitable share awards granted to certain employees. Under the terms of these awards, the shares are beneficially owned by the respective employees, who are entitled to receive dividends in respect of the shares. The shares are released to the employees on vesting of the awards, and any shares that do not vest are returned to the Company or the Employee Benefit Trust. These shares are recognised on the Consolidated balance sheet within Own shares and are excluded from the calculation of basic earnings per share. They are included in the calculation of diluted earnings per share to the extent that the related share awards are dilutive (see note 3).

Equity

26. Called-up share capital and consolidated equity analysis continued

Consolidated equity analysis
Fair value and other reserves comprise:

US$ million	Share-based payment reserve	Financial asset revaluation reserve	Other reserves	Total fair value and other reserves
At 1 January 2023	457	30	102	589
Other comprehensive loss	—	(36)	(11)	(47)
Equity settled share-based payment schemes	25	—	—	25
Other	(3)	4	1	2
At 31 December 2023	479	(2)	92	569
Other comprehensive (loss)/income	—	(12)	133	121
Equity settled share-based payment schemes	(37)	—	—	(37)
Change in ownership	(14)	—	—	(14)
Other	(1)	26	19	44
At 31 December 2024	427	12	244	683

Other reserves comprise a capital redemption reserve of $153 million (2023: $153 million) and other reserves.

27. Non-controlling interests

Overview
Non-controlling interests that are material to the Group relate to the following subsidiaries:

– Anglo American Sur S.A. (Anglo American Sur) is a company incorporated in Chile. Its principal operations are the Los Bronces and El Soldado copper mines and the Chagres smelter, which are located in Chile. Non-controlling interests hold a 49.9% (2023: 49.9%) interest in Anglo American Sur.

– Anglo American Quellaveco S.A. (Anglo American Quellaveco) is a company incorporated in Peru. Its principal operation is the Quellaveco copper mine, which is located in Peru. Non-controlling interests hold a 40.0% (2023: 40.0%) interest in Anglo American Quellaveco.

– Anglo American Minério de Ferro Brasil S.A. is a company incorporated in Brazil. Its principal operation is the Minas-Rio iron ore mine, which is located in Brazil. Non-controlling interests hold a 15.0% (2023: 0.0%) interest in Minas-Rio. In February 2024, the Group announced an agreement to acquire and integrate the contiguous Serpentina high quality iron ore resource owned by Vale into the Minas-Rio resource. The transaction was subject to regulatory approvals in Brazil, which were obtained in October with the transaction closing on 2 December 2024. In exchange for the Serpentina asset and $30 million of cash, the Group transferred 15% of its existing holding in Minas-Rio to Vale. As control is retained by the Group, the ownership change was accounted for as an equity transaction with $853 million of non-controlling interest recognised at the closing date and a $73 million loss from the sale recognised directly through equity. Serpentina assets acquired are accounted for as an asset acquisition and are valued at $750 million. As part of the transaction Vale assumed its proportion of a shareholder loan that is now recognised as an external borrowing (see note 22).

– Kumba Iron Ore Limited (Kumba Iron Ore) is a company incorporated in South Africa and listed on the Johannesburg Stock Exchange (JSE). Its principal mining operations are the Sishen and Kolomela iron ore mines, which are located in South Africa. Non-controlling interests hold an effective 46.6% (2023: 46.6%) interest in the operations of Kumba Iron Ore, comprising the 30.0% (2023: 30.0%) interest held by other shareholders in Kumba Iron Ore and the 23.7% (2023: 23.7%) of Kumba Iron Ore's principal operating subsidiary, Sishen Iron Ore Company Proprietary Limited, that is held by shareholders outside the Group.

– Anglo American Platinum Limited (Anglo American Platinum) is a company incorporated in South Africa and listed on the JSE. Its principal mining operations are the Mogalakwena and Amandelbult platinum group metals mines, which are located in South Africa. During the year, the Group disposed of approximately 11.9% of its total holding in Anglo American Platinum as part of an 'accelerated bookbuild offering' to institutional investors driven by its revised strategic plan. Non-controlling interests hold an effective 32.7% (2023: 20.8%) interest in the operations of Anglo American Platinum, which represents the whole of the Platinum Group Metals reportable segment. Total cash consideration received was $935 million.

– De Beers plc (De Beers) is a company incorporated in Jersey. It is one of the world's leading diamond companies with operations across all key parts of the diamond value chain. Non-controlling interests hold a 15.0% (2023: 15.0%) interest in De Beers, which represents the whole of the Diamonds reportable segment.

The disclosures in this note include certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 334.

								2024
US$ million	Anglo American Sur	Quellaveco	Minas Rio	Kumba Iron Ore	Anglo American Platinum	De Beers	Other	Total
Underlying earnings attributable to non-controlling interests	34	173	27	448	129	(60)	(14)	737
Profit/(loss) attributable to non-controlling interests	16	171	13	489	88	(468)	(29)	280
Distributions paid to non-controlling interests	—	—	(4)	(457)	(80)	(2)	(6)	(549)
Balance sheet information:								
Equity attributable to non-controlling interests	1,549	1,158	880	1,676	1,834	715	(39)	7,773

Equity

27. Non-controlling interests continued

								2023
US$ million	Anglo American Sur	Quellaveco	Minas Rio	Kumba Iron Ore	Anglo American Platinum	De Beers	Other	Total
Underlying earnings attributable to non-controlling interests	(92)	317	n/a	757	181	(56)	2	1,109
(Loss)/profit attributable to non-controlling interests	(93)	319	n/a	753	170	(89)	1	1,061
Distributions paid to non-controlling interests[1]	—	(320)	n/a	(420)	(149)	(46)	(43)	(978)
Balance sheet information:								
Equity attributable to non-controlling interests	1,532	987	n/a	1,668	1,148	1,210	15	6,560

[1] Includes payment of $320 million related to share buy-backs at Quellaveco and dividend payments of $658 million.

Further information

Summarised financial information on a 100% basis and before inter-company eliminations for Anglo American Sur, Quellaveco, Minas-Rio, Kumba Iron Ore, Anglo American Platinum and De Beers is as follows:

						2024
US$ million	Anglo American Sur	Quellaveco	Minas Rio	Kumba Iron Ore	Anglo American Platinum	De Beers
Non-current assets	5,077	8,874	8,306	3,540	6,838	3,619
Current assets	884	1,077	374	1,755	3,119	3,345
Current liabilities	(885)	(693)	(893)	(649)	(2,404)	(951)
Non-current liabilities	(1,954)	(6,364)	(2,045)	(933)	(1,478)	(1,915)
Net assets	**3,122**	**2,894**	**5,742**	**3,713**	**6,075**	**4,098**
Revenue	2,293	2,797	2,156	3,737	5,962	3,262
Profit/(loss) for the financial year[1]	49	426	419	1,044	398	(3,122)
Total comprehensive income/(loss)	48	426	(420)	1,004	334	(3,287)
Net cash inflow/(outflow) from operating activities	479	1,583	1,144	1,592	1,533	(198)

						2023
US$ million	Anglo American Sur	Quellaveco	Minas Rio	Kumba Iron Ore	Anglo American Platinum	De Beers
Non-current assets	5,154	8,831	n/a	3,229	6,249	6,422
Current assets	891	1,306	n/a	2,129	3,758	4,585
Current liabilities	(1,003)	(869)	n/a	(798)	(2,531)	(939)
Non-current liabilities	(1,968)	(6,800)	n/a	(858)	(1,416)	(2,808)
Net assets	**3,074**	**2,468**	**n/a**	**3,702**	**6,060**	**7,260**
Revenue	2,382	2,722	n/a	4,674	6,734	4,198
(Loss)/profit for the financial year[1]	(186)	798	n/a	1,604	692	(1,989)
Total comprehensive (loss)/income	(195)	798	n/a	1,423	261	(2,328)
Net cash inflow/(outflow) from operating activities	318	1,704	n/a	1,584	899	(513)

[1] Stated after special items and remeasurements.

Employees

This section contains information about the Group's employee numbers and associated costs as well as the post employment benefits incurred by the Group.

Employees[1]

54,000

(2023: 58,000)

[1] Excluding contractors and associates' and joint ventures' employees and including a proportionate share of employees within joint operations

28. Employee numbers and costs

Employee numbers

The average number of employees, excluding contractors and associates' and joint ventures' employees and including a proportionate share of employees within joint operations, by segment was:

Thousand	2024	2023
Copper	5	5
Iron Ore	9	9
Platinum Group Metals	23	27
De Beers	9	9
Steelmaking Coal	3	3
Nickel	1	1
Crop Nutrients	1	1
Corporate and other	3	3
	54	58

The average number of employees, excluding contractors and associates' and joint ventures' employees and including a proportionate share of employees within joint operations, by principal location of employment was:

Thousand	2024	2023
South Africa	32	36
Other Africa	5	4
South America	9	10
North America	1	1
Australia and Asia	4	4
Europe	3	3
	54	58

Employee costs
Payroll costs in respect of the employees included in the tables above were:

US$ million	2024	2023
Wages and salaries	3,259	3,357
Social security costs	188	181
Post employment benefits	360	365
Share-based payments	191	193
Total payroll costs	3,998	4,096
Reconciliation:		
Less: Employee costs capitalised	(139)	(160)
Less: Employee costs included within special items	(112)	(97)
Employee costs included in operating costs before special items and remeasurements	3,747	3,839

Post employment benefits include contributions to defined contribution pension and medical plans, current and past service costs related to defined benefit pension and medical plans and other benefits provided to certain employees during retirement.

Employees

28. Employee numbers and costs continued

Key management

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Group, directly or indirectly, including any director (executive and non-executive) of the Group. Key management comprises members of the Board and the Executive Leadership Team.

Compensation for key management was as follows:

US$ million	2024	2023
Salaries and short term employee benefits	23	31
Social security costs	4	10
Termination benefits	5	3
Post employment benefits	3	2
Share-based payments	17	18
	52	64

Disclosure of directors' emoluments, pension entitlements, share options and long term incentive plan awards required by the Companies Act 2006 and those specified for audit by Part 3 and Schedule 8 of the Large and Medium-Sized Companies and Groups (Accounts and Reports) (Amendment) Regulations 2013 are included in the Remuneration report.

29. Retirement benefits

Overview

The Group operates a number of defined contribution and defined benefit pension plans with the most significant plans being in South Africa and the United Kingdom. It also operates post employment medical plans, the majority of which are unfunded, principally in South Africa. The post employment medical plans provide health benefits to retired employees and certain dependants.

During the year, the Group purchased an insurance policy to settle the defined benefit pension liabilities related to the De Beers UK Pension Scheme (a 'buy-in'). This resulted in the reduction of corporate and government bonds and the recognition of an insurance policy asset. In January 2025, the Group purchased buy-ins to settle the defined benefit pension liabilities related to the UK Corporate pension schemes. Refer to note 31 for further details.

Defined contribution plans

The charge for the year for defined contribution pension plans (net of amounts capitalised) was $161 million (2023: $171 million) and for defined contribution medical plans (net of amounts capitalised) was $65 million (2023: $68 million).

Defined benefit pension plans and post employment medical plans
Characteristics of plans

The majority of the defined benefit pension plans are funded. The assets of these plans are held separately from those of the Group, in independently administered funds, in accordance with statutory requirements or local practice in the relevant jurisdiction. The responsibility for the governance of the funded retirement benefit plans, including investment and funding decisions, lies with the Trustees of each scheme. The unfunded liabilities are principally in relation to termination indemnity plans in Chile.

South Africa

The defined benefit pension plan in South Africa is in surplus. It is closed to new members and closed to future benefit accrual except for a small number of members. As the plan is in surplus no employer contributions are currently being made. The Group's provision of anti-retroviral therapy to HIV positive staff does not significantly impact the post employment medical plan liability.

United Kingdom

The Group operates a number of funded pension plans in the United Kingdom. These plans are closed to new members and to the future accrual of benefits. The Group is committed to make payments to certain United Kingdom pension plans under deficit funding plans agreed with the respective Trustees.

Other

Other pension and post employment medical plans primarily comprise obligations in Chile where legislation requires employers to provide for a termination indemnity, entitling employees to a cash payment made on the termination of an employment contract.

Contributions

Employer contributions are made in accordance with the terms of each plan and may vary from year to year. Employer contributions made to funded pension plans in the year ended 31 December 2024 were $5 million (2023: $6 million). In addition, $25 million (2023: $17 million) of benefits were paid in relation to unfunded pension plans and $13 million (2023: $13 million) of benefits were paid in relation to post employment medical plans. The Group expects to contribute $19 million to its pension plans and $14 million to its post employment medical plans in 2025.

Employees

29. Retirement benefits continued

Income statement
The amounts recognised in the Consolidated income statement are as follows:

	2024			2023		
US$ million	Pension plans	Post employment medical plans	Total	Pension plans	Post employment medical plans	Total
Charged to operating costs	18	1	19	18	1	19
Net charge/(credit) to net finance costs	(3)	20	17	(2)	20	18
Total net charge to the income statement	**15**	**21**	**36**	16	21	37

Net charge/(credit) to net finance costs includes interest expense on surplus restriction of $9 million (2023: $11 million).

Comprehensive income
The pre-tax amounts recognised in the Consolidated statement of comprehensive income are as follows:

	2024			2023		
US$ million	Pension plans	Post employment medical plans	Total	Pension plans	Post employment medical plans	Total
Return on plan assets, excluding interest income	(355)	(2)	(357)	(32)	(2)	(34)
Actuarial gains/(losses) on plan liabilities	283	11	294	(64)	9	(55)
Movement in surplus restriction	(3)	—	(3)	18	—	18
Remeasurement of net defined benefit obligation	**(75)**	**9**	**(66)**	(78)	7	(71)

Actuarial gains on plan liabilities comprise net gains from changes in financial and demographic assumptions as well as experience on plan liabilities. The tax amounts arising on remeasurement of the net defined benefit obligations are disclosed in note 5.

Balance sheet
A summary of the movements in the net pension plan assets and retirement benefit obligations on the Consolidated balance sheet is as follows:

US$ million	2024	2023
Net liability recognised at 1 January	(126)	(56)
Net income statement charge before special items	(36)	(37)
Remeasurement of net defined benefit obligation	(66)	(71)
Employer contributions to funded pension plans	5	6
Benefits paid to unfunded plans	37	30
Effects of curtailments/settlements	1	2
Other	9	(32)
Currency movements	27	32
Net liability recognised at 31 December	**(149)**	**(126)**
Amounts recognised as:		
Defined benefit pension plans in surplus	291	339
Retirement benefit obligation – pension plans	(267)	(285)
Retirement benefit asset – medical plans	63	66
Retirement benefit obligation – medical plans	(236)	(246)
	(149)	(126)

The Group, in consultation with scheme and legal advisers, has determined that once all beneficiaries of the schemes have been settled the full economic benefit of the surplus of each of the schemes would become payable to the relevant Group company. Therefore, defined benefit pension plans and post retirement medical plans assets are included in pension asset surplus and other non-current assets on the Consolidated balance sheet.

Employees

29. Retirement benefits continued

Further information

Movement analysis

The changes in the fair value of plan assets are as follows:

US$ million	2024 Pension plans	2024 Post employment medical plans	2024 Total	2023 Pension plans	2023 Post employment medical plans	2023 Total
At 1 January	3,332	75	3,407	3,315	84	3,399
Interest income	183	7	190	190	7	197
Return on plan assets, excluding interest income[1]	(355)	(2)	(357)	(32)	(2)	(34)
Contributions paid by employer to funded pension plans	4	1	5	5	1	6
Benefits paid	(201)	(8)	(209)	(198)	(7)	(205)
Effects of curtailments/settlements	—	—	—	(33)	—	(33)
Other	15	—	15	(19)	—	(19)
Currency movements	(51)	1	(50)	104	(8)	96
As at 31 December	**2,927**	**74**	**3,001**	**3,332**	**75**	**3,407**

[1] Includes revaluation of qualifying insurances assets.

The changes in the present value of defined benefit obligations are as follows:

US$ million	2024 Pension plans	2024 Post employment medical plans	2024 Total	2023 Pension plans	2023 Post employment medical plans	2023 Total
At 1 January	(3,183)	(255)	(3,438)	(3,068)	(278)	(3,346)
Current service costs	(18)	(1)	(19)	(18)	(1)	(19)
Interest costs	(171)	(27)	(198)	(177)	(27)	(204)
Actuarial gains/(losses)	283	11	294	(64)	9	(55)
Benefits paid	225	21	246	215	20	235
Effects of curtailments/settlements	—	1	1	35	—	35
Other	(6)	—	(6)	(13)	—	(13)
Currency movements	73	3	76	(93)	22	(71)
As at 31 December	(2,797)	(247)	(3,044)	(3,183)	(255)	(3,438)

The most significant actuarial gain arose from changing financial assumptions totalling $245 million (2023: $78 million actuarial loss).

Pension plan assets and liabilities by geography

The split of the present value of funded and unfunded obligations in defined benefit pension plans and the fair value of pension assets at 31 December is as follows:

US$ million	2024 South Africa	2024 United Kingdom	2024 Other	2024 Total	2023 South Africa	2023 United Kingdom	2023 Other	2023 Total
Corporate bonds	93	839	4	936	96	1,427	1	1,524
Government bonds	321	485	46	852	326	1,313	66	1,705
Debt (Repurchase Agreements)	(28)	(14)	—	(42)	(39)	(452)	—	(491)
Equity	64	—	5	69	77	1	5	83
Cash	29	157	—	186	14	448	—	462
Qualifying Insurance Assets	—	885	—	885	—	—	—	—
Other	11	30	—	41	12	37	—	49
Fair value of pension plan assets	**490**	**2,382**	**55**	**2,927**	**486**	**2,774**	**72**	**3,332**
Active members	(2)	—	(5)	(7)	(3)	—	(6)	(9)
Deferred members	(1)	(461)	(3)	(465)	(1)	(629)	(3)	(633)
Pensioners	(381)	(1,657)	(48)	(2,086)	(387)	(1,832)	(66)	(2,285)
Present value of funded obligations	**(384)**	**(2,118)**	**(56)**	**(2,558)**	**(391)**	**(2,461)**	**(75)**	**(2,927)**
Present value of unfunded obligations	**—**	**(23)**	**(216)**	**(239)**	**—**	**(32)**	**(224)**	**(256)**
Net surplus/(deficit) in pension plans	106	241	(217)	130	95	281	(227)	149
Surplus restriction	(106)	—	—	(106)	(95)	—	—	(95)
Recognised retirement benefit assets/(liabilities)	**—**	**241**	**(217)**	**24**	**—**	**281**	**(227)**	**54**
Non-current assets – pension asset surplus	—	287	4	291	—	338	1	339
Retirement benefit obligation – pension plans	—	(46)	(221)	(267)	—	(57)	(228)	(285)

Other assets principally comprise debt backed securities and property.

The fair value of assets is used to determine the funding level of the plans. The fair value of the assets of the funded plans was sufficient to cover 114% (2023: 114%) of the benefits that had accrued to members after allowing for expected increases in future earnings and pensions. The present value of unfunded obligations includes $221 million (2023: $234 million) relating to active members. With the exception of insurance assets, all material investments are quoted.

In South Africa, the asset recognised is restricted to the amount in the Employer Surplus Account. The Employer Surplus Account is the amount that the Group is entitled to by way of a refund, taking into consideration any contingency reserves as recommended by the funds' actuaries.

Employees

29. Retirement benefits continued

Actuarial assumptions

The principal assumptions used to determine the actuarial present value of benefit obligations and pension charges and credits are detailed below (shown as weighted averages):

	2024			2023		
	South Africa	United Kingdom	Other	South Africa	United Kingdom	Other
Defined benefit pension plans						
Average discount rate for plan liabilities	10.4%	5.5%	5.8%	11.4%	4.6%	5.6%
Average rate of inflation	5.1%	3.1%	3.1%	6.4%	3.0%	3.0%
Average rate of increase of pensions in payment	5.1%	3.3%	2.8%	6.4%	3.3%	2.6%
Post employment medical plans						
Average discount rate for plan liabilities	10.4%	n/a	11.4%	11.4%	n/a	11.3%
Average rate of inflation	5.1%	n/a	6.3%	6.4%	n/a	6.9%
Expected average increase in healthcare costs	7.8%	n/a	8.5%	9.1%	n/a	9.4%

The weighted average duration of the South African plans is 7 years (2023: 7 years), United Kingdom plans is 12 years (2023: 13 years) and plans in other regions is 13 years (2023: 13 years). This represents the average period, weighted by discounted value, over which future benefit payments are expected to be made.

Mortality assumptions are determined based on standard mortality tables with adjustments, as appropriate, to reflect experience of conditions locally. In South Africa the PA90 tables are used. The main plans in the United Kingdom use CMI tables or Club Vita models with plan specific adjustments based on mortality investigations. The mortality tables used imply that a male or female aged 60 at the balance sheet date has the following future life expectancy (shown as weighted averages):

	Male		Female	
Years	2024	2023	2024	2023
South Africa	18.7	18.7	23.4	23.4
United Kingdom	27.4	27.4	29.4	29.2
Other	25.3	26.0	29.3	30.2

The table below summarises the expected life expectancy from the age of 60 for a male or female aged 45 at the balance sheet date. When viewed together with the respective life expectancy at age 60 in the table above, this indicates the anticipated improvement in life expectancy (shown as weighted averages):

	Male		Female	
Years	2024	2023	2024	2023
South Africa	18.7	18.7	23.4	23.4
United Kingdom	28.7	28.1	29.7	30.3
Other	26.8	27.8	30.7	31.7

Risk of plans

The Group has identified the main risk to its defined benefit pension schemes as being interest rate risk due to the impact on the UK discount rate assumption:

Risk	Description	Mitigation
Interest rate risk	An increase in longer term real and nominal interest rates expectations causes gilt yields and corporate bond yields to increase, which results in a higher discount rate being applied to the UK pension liabilities and so, with all else being held equal, the value of the pension scheme liabilities decreases. If the pension scheme assets decrease by more than the decrease in the pension scheme liabilities (caused by the increase in interest rates) then, all else being equal, this will result in a worsening of the pension scheme funding position.	The Trustees' investment strategies vary by plan for the UK and include investing, with the intention of counter-balancing the movements in the liabilities, in fully owned (fully funded) physical credit and gilts, and by gaining unfunded exposure to gilts (via gilt repurchase agreements) and other fixed income based derivatives to match the real and nominal interest rate sensitivity of the pension scheme liabilities. Buy-in strategies also hedge interest rate risk for the schemes by passing this onto the insurance company. Approximately 90-100% (depending on the scheme) of the pension scheme liabilities are currently hedged against movements in real and nominal interest rates. The Trustees' hedging strategies are typically designed to protect the respective schemes' funding plans against volatility in market yields. The discount rate used to calculate any funding requirement for the schemes is linked to gilt yields rather than to corporate bond yields as required under IAS 19 *Employee Benefits*. Consequently the valuation of the net retirement benefit obligation for accounting purposes remains susceptible to movements in value due to the difference between corporate bond and gilt yields. In addition, since corporate bond yields are typically higher than gilt yields, this can result in the recognition of accounting surpluses in respect of schemes where cash contributions continue to be made to meet funding shortfalls.

Employees

29. Retirement benefits continued

Sensitivity analysis

Significant actuarial assumptions for the determination of pension and medical plan liabilities are the discount rate, inflation rate and mortality. The sensitivity analysis below has been provided by local actuaries on an approximate basis based on changes in the assumptions occurring at the end of the year, assuming that all other assumptions are held constant and the effect of interrelationships is excluded. The effect on plan liabilities is as follows:

US$ million	South Africa	United Kingdom	Other	2024 Total
Discount rate – 1% decrease	(45)	(256)	(17)	(318)
Inflation rate – pension plans – 0.5% increase	(14)	(43)	(9)	(66)
Inflation rate – medical plans – 0.5% increase	(8)	—	(2)	(10)
Life expectancy – increase by 1 year	(20)	(76)	(1)	(97)

Independent qualified actuaries carry out full valuations at least every three years using the projected unit credit method. The actuaries have updated the valuations to 31 December 2024. Assumptions are set after consultation with the qualified actuaries. While management believes the assumptions used are appropriate, a change in the assumptions used would impact the Group's other comprehensive income.

Accounting judgements and estimates

Recoverability of pension asset surplus and estimation of retirement benefit obligations

The value of the Group's obligations for defined benefit schemes and post employment medical plans is dependent on the present value of the amount of benefits that are expected to be paid. The most significant assumption used in the calculation of this accounting estimate is the discount rate. The discount rate used is based on AA rated corporate bonds of a suitable duration and currency or, where there is no deep market for such bonds, is based on government bonds.

The Group does not believe that a reasonably possible change in the assumptions used to estimate retirement benefit obligations will have a material impact on the carrying value to the net deficit position within the next year given the hedging arrangements in place. The sensitivity of the gross liability value to reasonably possible changes in discount rate is presented above.

Management apply judgement in determining how much of any surplus is recoverable considering the arrangements in place for each scheme.

Accounting policy

See note 40H for the Group's accounting policy on retirement benefits.

Employees

30. Share-based payments

Overview

During the year ended 31 December 2024, the Group had share-based payment arrangements with employees relating to shares of the Company. All of these Company schemes, as well as any non-cyclical awards, are equity settled either by award of ordinary shares (BSP, LTIP, MyShare, SIP and Non-cyclical) or award of options to acquire ordinary shares (SAYE). The awards are conditional on employment. LTIPs vest in accordance with the achievement of relative TSR targets and a balanced scorecard of operational and financial measures.

The total share-based payment charge relating to Anglo American plc shares for the year is split as follows:

US$ million	2024	2023
BSP	90	123
LTIP	30	23
Other schemes	42	22
Share-based payment charge relating to Anglo American plc shares	**162**	168

In addition there are equity settled share-based payment charges of $7 million (2023: $11 million) relating to Kumba Iron Ore Limited shares and $19 million (2023: $13 million) relating to Anglo American Platinum Limited shares. Certain entities also operate cash settled employee share-based payment schemes.

Further information

The movements in the number of shares for the more significant share-based payment arrangements are as follows:

Bonus Share Plan

Ordinary shares of $54^{86}/_{91}$ US cents may be awarded under the terms of this scheme for no consideration.

Number of awards	2024	2023
Outstanding at 1 January	6,008,945	8,210,594
Conditionally awarded in year	4,224,409	2,782,466
Vested in year	(3,038,660)	(4,765,627)
Forfeited or expired in year	(330,105)	(218,488)
Outstanding at 31 December	**6,864,589**	6,008,945

Further information in respect of the BSP, including vesting conditions, is shown in the Remuneration report.

Long Term Incentive Plan

Ordinary shares of $54^{86}/_{91}$ US cents may be awarded under the terms of this scheme for no consideration.

Number of awards	2024	2023
Outstanding at 1 January	8,182,952	10,461,665
Conditionally awarded in year	5,888,740	3,880,609
Vested in year	(1,210,572)	(3,081,508)
Forfeited or expired in year	(2,589,393)	(3,077,814)
Outstanding at 31 December	**10,271,727**	8,182,952

The early vesting of share awards is permitted at the discretion of the Company upon, *inter alia*, termination of employment, ill health or death. Further information in respect of the LTIP, including performance conditions, is shown in the Remuneration report.

Accounting policy

See note 40H for the Group's accounting policy on share-based payments.

Unrecognised items and uncertain events

This section includes disclosure of items and transactions that are not reflected in the Group's results because they are uncertain or have been incurred after the end of the year. These disclosures are considered relevant to an understanding of the Group's financial position and the effect of expected or possible future events.

31. Events occurring after end of year

On 29 January 2025, the Group completed the sale of its interest in Jellinbah, receiving the final balance of approximately $870 million. In line with the agreement, the initial cash consideration of $1,019 million was reduced by $149 million of cash dividends received in 2024 post agreement of the sale.

On 18 February 2025, the Group announced that it had entered into a definitive agreement to sell its Nickel business to MMG Singapore Resources Pte. Ltd, a wholly owned subsidiary of MMG Limited, for a cash consideration of up to $500 million comprising upfront, price-linked earn out and contingent elements linked to project milestones. The sales agreement includes the Barro Alto and Codemin operations together with associated sales agreements and two greenfield growth projects. The Group is comfortable the agreement does not impact the classification or materially impact the valuation of the associated assets and liabilities within the Group financial statements at 31 December 2024.

The trustees of the Tarmac B scheme and the Anglo UK scheme (on 13 January 2025), and the Tarmac UK scheme ('the schemes') (on 14 January 2025), purchased respective insurance policies for the schemes' pension liabilities (known as a 'buy-in'). At the date of the insurance policy purchase the respective schemes had plan assets valued at $1.3 billion and benefit obligations of $1.0 billion, which closely matched the purchase price of the insurance policies.

The Group has proposed a final dividend for 2024 (see note 6).

32. Commitments

Overview
A commitment is a contractual obligation to make a payment in the future which is not provided for in the Consolidated balance sheet. The Group also has purchase obligations relating to take or pay agreements which are legally binding and enforceable.

Capital commitments (including cancellable and non-cancellable contracts) for subsidiaries and joint operations relating to the acquisition of property, plant and equipment are $2,565 million (2023: $3,055 million), of which 56% (2023: 67%) relates to expenditure to be incurred within the next year.

The Group's outstanding commitments relating to take or pay agreements are $11,692 million (2023 *restated*: $13,982 million), of which 9% (2023 *restated*: 8%) relate to expenditure to be incurred within the next year.

33. Contingent assets and liabilities

Overview
The assessment of risk and estimation of future outflows in respect of contingent liabilities is inherently uncertain and hence a material outflow may arise in future periods in relation to these matters.

Contingent assets
Steelmaking Coal
In 2014, the Steelmaking Coal business was granted an arbitration award of $94 million (Group's share) against MMTC Limited in respect of a contractual dispute. The award has since been challenged in the Indian courts, during which time interest has continued to accrue. On 17 December 2020, the Indian Supreme Court found in favour of the Steelmaking Coal business. The award, inclusive of interest, is currently valued at approximately $137 million (Group's share). The precise timing and value of receipt remains uncertain and hence no receivable has been recognised on the Consolidated balance sheet as at 31 December 2024. Receipt of the final amount is independent of any potential sale of the Steelmaking Coal business.

Unrecognised items and uncertain events

33. Contingent assets and liabilities continued

Contingent liabilities

De Beers

Guarantees provided in respect of environmental restoration and decommissioning obligations involve judgements in terms of the outcome of future events. In one of the territories in which De Beers operates, conditions exist, or are proposed, with respect to backfilling pits on closure. A formal appeal has been lodged to remove the existing backfilling condition and no provision has been raised on the basis that it is not probable that this condition will be enforced. Should the appeal not be successful the estimated cost of backfilling is $215 million.

Anglo American South Africa Proprietary Limited (AASA)

In October 2020, an application was initiated against Anglo American South Africa Proprietary Limited (AASA). The application sought the certification of class action litigation to be brought on behalf of community members residing in the Kabwe area in Zambia in relation to alleged lead-related health impacts. The certification hearing was held late in January 2023.

On 15 December 2023, the High Court of South Africa issued a judgement dismissing the claimants' application for certification and ruled that the applicants pay the costs incurred by AASA in responding to the application. In its judgement, the Court recognised the multiple legal and factual flaws in the claims made against AASA and deemed that it is not in the interests of justice for the class action to proceed.

The claimants have filed an appeal against the December 2023 ruling. In light of the pending appeal lodged by the claimants, the outcome of this litigation is still subject to significant uncertainty, and no provision is recognised for this matter.

Accounting judgement

The Group operates in a number of jurisdictions and, from time to time, is subject to commercial disputes, tax matters, litigation and other claims. The resolution of disputes is inherently unpredictable and the Group may in the future incur judgements or enter into settlements of claims that could lead to material cash outflows. A provision is recognised where it is considered probable that an outflow of resources will be required to settle a present obligation that can be measured reliably. Where payment is not probable or cannot be reliably estimated, the Group has not provided for such matters. Based on the information currently available, it is not expected that any of these matters will have a materially adverse impact on our financial position.

Where the existence of an asset is contingent on uncertain future events which are outside the Group's control, the asset is only recognised once it becomes virtually certain that the Group will receive future economic benefits.

Determining the likelihood of a future event is an accounting judgement. These judgements are based on the Group's legal views and, in some cases, independent advice.

Group structure

This section includes details about the composition of the Group and how this is reflected in the Consolidated financial statements. It also includes disclosures of significant corporate transactions such as acquisitions, disposals and assets and liabilities held for sale.

34. Assets and liabilities held for sale

Moranbah-Grosvenor
On 25 November 2024, a share and asset purchase agreement was signed for the sale of Moranbah-Grosvenor. The conditions precedent, including regulatory approvals and pre-emptive rights, were not considered substantive and therefore the operation met the criteria to be classified as held for sale from this date. An impairment of $226 million was recorded based on the terms of the sales agreement (see note 8). Net assets of $1,835 million in relation to Moranbah-Grosvenor were classified as held for sale at 31 December 2024.

Jellinbah
On 2 November 2024, the Group agreed the sale of its 33.3% interest in the Jellinbah associate to Zashvin. The conditions precedent, including approvals from authorities, were not considered to be substantive and the Jellinbah associate therefore met the criteria to be classified as held for sale from this date. From the date of the agreement the Group ceased recognition of its share of income from the associate (see note 14). Assets of $295 million in relation to Jellinbah were classified as held for sale at 31 December 2024.

On 29 January 2025, the Group completed the disposal and received the remaining consideration of $870 million. In line with the agreement, the initial cash consideration of $1,019 million was reduced by $149 million cash dividends received post agreement of the sale.

Other
The remaining balances classified as held for sale at 31 December 2024 relate to Peace River Coal (Steelmaking Coal) for which a sale was agreed in September 2024 and completed on 11 February 2025.

The major classes of assets and liabilities classified as held for sale as at 31 December are as follows:

US$ million	2024
ASSETS	
Intangible assets	3
Property, plant and equipment	2,128
Investments in associates and joint ventures	295
Financial asset investments	1
Inventories	36
Trade and other receivables	67
Assets held for sale	**2,530**
LIABILITIES	
Trade and other payables	(170)
Borrowings	(15)
Provisions for liabilities and charges	(178)
Liabilities held for sale	**(363)**
Net assets directly associated with disposal group	**2,167**

2023
There were no assets or liabilities classified as held for sale as at 31 December 2023.

Group structure

35.   Acquisitions and disposals

Acquisitions
No material acquisitions in the year. Details on the Serpentina transaction and associated impacts on non-controlling interest are included within note 27.

Disposals
Cash received of $177 million in respect of disposals principally relates to proceeds of a non-diamond royalty right at De Beers and the receipt of deferred consideration receivable at Platinum.

2023
On 1 November 2023, the Platinum Group Metals business completed the disposal of its 50% interest in the Kroondal pool-and-share agreement (Kroondal PSA) and the Marikana pool-and-share agreement (Marikana PSA) (collectively the PSAs), to Sibanye-Stillwater Limited (Sibanye-Stillwater), the other 50% owner of the PSAs.

The gross assets and liabilities disposed of amounted to $161 million and $51 million, respectively. Estimated deferred consideration of $70 million was recognised within receivables. A loss on disposal of $40 million was recognised as a non-operating special item, refer to note 9.

Cash received of $210 million in respect of disposals principally related to the settlement of deferred consideration balances relating to the sale of the Rustenburg operations (Platinum Group Metals) completed in November 2016.

Group structure

36. Basis of consolidation

Overview

The principal subsidiaries, joint operations, joint ventures and associates of the Group and the Group percentage of equity capital are set out below. All these interests are held indirectly by the Parent Company and are consolidated within these financial statements.

A complete list of the Group's related undertakings can be found in note 37.

Segment and asset	Location	Accounting treatment	Percentage of equity owned 2024	2023
Copper				
Copper Chile				
Los Bronces	Chile	Full consolidation	**50.1%**	50.1%
El Soldado	Chile	Full consolidation	**50.1%**	50.1%
Chagres	Chile	Full consolidation	**50.1%**	50.1%
Collahuasi	Chile	Joint operation	**44%**	44%
Copper Peru				
Quellaveco	Peru	Full consolidation	**60%**	60%
Iron Ore				
Kumba Iron Ore	South Africa	Full consolidation	**69.7%**	69.7%
Sishen[1]	South Africa	Full consolidation	**76.3%**	76.3%
Kolomela[1]	South Africa	Full consolidation	**76.3%**	76.3%
Minas-Rio	Brazil	Full consolidation	**85%**	100%
Ferroport[2]	Brazil	Equity accounted joint venture	**50%**	50%
Platinum Group Metals[3]			**67%**	79%
Mogalakwena Mine	South Africa	Full consolidation	**100%**	100%
Amandelbult complex[4]	South Africa	Full consolidation	**100%**	100%
Twickenham Mine	South Africa	Full consolidation	**100%**	100%
Unki Mine	Zimbabwe	Full consolidation	**100%**	100%
Platinum Refining	South Africa	Full consolidation	**100%**	100%
Modikwa Platinum Joint Operation	South Africa	Joint operation	**50%**	50%
Mototolo	South Africa	Full consolidation	**100%**	100%
De Beers[5]			**85%**	85%
Debswana[6], comprising:	Botswana	Joint operation	**19.2%**	19.2%
Jwaneng				
Orapa regime				
Namdeb Holdings[7], comprising:	Namibia	Joint operation	**50%**	50%
Namdeb Diamond Corporation				
Debmarine Namibia				
De Beers Consolidated Mines[8], comprising:	South Africa	Full consolidation	**100%**	100%
Venetia				
De Beers Canada, comprising:				
Snap Lake	Canada	Full consolidation	**100%**	100%
Victor	Canada	Full consolidation	**100%**	100%
Gahcho Kué	Canada	Joint operation	**51%**	51%
Sales, comprising:				
De Beers Global Sightholder Sales	Botswana	Full consolidation	**100%**	100%
De Beers Sightholder Sales South Africa	South Africa	Full consolidation	**100%**	100%
Auction Sales[9]	Singapore	Full consolidation	**—**	100%
Auction Sales[10]	Botswana	Full consolidation	**100%**	—
DTC Botswana	Botswana	Joint operation	**50%**	50%
Namibia DTC	Namibia	Joint operation	**50%**	50%
Element Six, comprising:				
Element Six Technologies	Global	Full consolidation	**100%**	100%
Element Six Abrasives	Global	Full consolidation	**60%**	60%
Brands, comprising:				
Forevermark	Global	Full consolidation	**100%**	100%
De Beers Jewellers	Global	Full consolidation	**100%**	100%

See page 294 for footnotes.

Group structure

36. Basis of consolidation continued

Segment and asset	Location	Accounting treatment	Percentage of equity owned	
			2024	2023
Steelmaking Coal				
Coal Australia and Canada, comprising:				
Moranbah[11]	Australia	Joint operation	**88%**	88%
Grosvenor[11]	Australia	Joint operation	**88%**	88%
Capcoal[11]	Australia	Joint operation	**70%**	70%
Dawson[11]	Australia	Joint operation	**51%**	51%
Jellinbah[12][13]	Australia	Equity accounted associate	**33.3%**	33.3%
Dalrymple Bay Coal Terminal Pty Ltd	Australia	Equity accounted associate	**24%**	25.3%
Peace River Coal	Canada	Full consolidation	**100%**	100%
Nickel				
Barro Alto	Brazil	Full consolidation	**100%**	100%
Manganese				
Samancor[13][14]	South Africa and Australia	Equity accounted joint venture	**40%**	40%
Crop Nutrients				
Woodsmith	United Kingdom	Full consolidation	**100%**	100%
Corporate and other				
Envusa Energy Proprietary Limited	South Africa	Equity accounted joint venture	**50%**	50%

[1] Sishen and Kolomela are divisions fully owned by Sishen Iron Ore Company Proprietary Limited (SIOC). Kumba Iron Ore Limited has a 76.3% interest in SIOC (2023: 76.3%). Including shares held by Kumba Iron Ore in relation to its own employee share schemes, the Group's effective interest in Kumba Iron Ore is 69.97% (2023: 69.97%). Consequently, the Group's effective interest in SIOC is 53.4% (2023: 53.4%).

[2] Ferroport owns and operates the iron ore handling and shipping facilities at the port of Açu. Joint operations, joint ventures and associates: all equity interests shown are ordinary shares.

[3] The Group's effective interest in Anglo American Platinum is 67.35% (2023: 79.2%), which excludes shares issued as part of a community empowerment deal, treated as treasury shares. The reduction in shareholding is due to two accelerated bookbuilds sales of Anglo American Platinum shares in the open market.

[4] Amandelbult complex comprises Tumela mine and Dishaba mine.

[5] 85% should be applied to all holdings within De Beers to determine the Group's attributable share of the asset.

[6] De Beers owns 50% of equity in Debswana, but consolidates 19.2% of Debswana on a proportionate basis, reflecting the economic interest. The Group's effective interest in Debswana is 16.3% (taking into account the Group's 85% interest in De Beers Group).

[7] The 50% interest in Namdeb Holdings is held indirectly through De Beers. The Group's effective interest in Namdeb Holdings is 42.5%.

[8] De Beers' legal ownership of De Beers Consolidated Mines (DBCM) and its subsidiaries is 74%. For accounting purposes De Beers consolidates 100% of DBCM as it is deemed to control the BEE entity, Ponahalo, which holds the remaining 26%. The Group's effective interest in DBCM is 85%.

[9] Auction Sales Singapore branch closed in 2024.

[10] Auction Sales Botswana branch opened in 2024.

[11] The wholly owned subsidiary Anglo American Steelmaking Coal Holdings Limited holds the proportionately consolidated joint operations. These operations are unincorporated and jointly controlled.

[12] The Group's effective interest in the Jellinbah operation is 23.3%.

[13] These entities have a 30 June year end.

[14] Samancor is comprised of investments in Groote Eylandt Mining Company Proprietary Limited, Samancor Marketing Pte. Limited and Samancor Holdings Proprietary Limited. Samancor Holdings Proprietary Limited is the parent company of Hotazel Manganese Mines Proprietary Limited (HMM) and the Metalloys Smelter. BEE shareholders hold a 26% interest in HMM and therefore, the Group's effective ownership interest in HMM is 29.6%.

Accounting judgements

Joint arrangements

Joint arrangements are classified as joint operations or joint ventures according to the rights and obligations of the parties, as described in note 40I. Judgement is required in determining this classification through an evaluation of the facts and circumstances arising from each individual arrangement. When a joint arrangement has been structured through a separate vehicle, consideration has been given to the legal form of the separate vehicle, the terms of the contractual arrangement and, when relevant, other facts and circumstances. When the activities of an arrangement are primarily designed for the provision of output to the parties and, the parties are substantially the only source of cash flows contributing to the continuity of the operations of the arrangement, this indicates that the parties to the arrangement have rights to the assets and obligations for the liabilities. Certain joint arrangements that are structured through separate vehicles including Collahuasi, Debswana and Namdeb Holdings are accounted for as joint operations. These arrangements are primarily designed for the provision of output to the parties sharing joint control, indicating that the parties have rights to substantially all the economic benefits of the assets. The liabilities of the arrangements are in substance satisfied by cash flows received from the parties; this dependence indicates that the parties effectively have obligations for the liabilities. It is primarily these facts and circumstances that give rise to the classification as joint operations.

Functional currency

The Group presents its financial statements in US dollars, the currency in which its business is primarily conducted. The functional currency for each subsidiary, joint operation, joint venture and associate is the currency of the primary economic environment in which it operates. The Group applies judgement in determining the functional currency of its operations, particularly where businesses primarily incur costs in local currencies and earn revenue in US dollars. Where the functional currency is unclear from analysis of the revenue and costs, particular attention is paid to the currency in which financing activities are conducted. The determination of functional currency affects the measurement of non-current assets such as property, plant and equipment and intangible assets and therefore the depreciation and amortisation charge for those assets. It also impacts the presentation of exchange gains and losses included in the income statement and in equity.

Group structure

37. Related undertakings of the Group

The Group consists of the Parent Company, Anglo American plc, incorporated in the United Kingdom and its subsidiaries, joint operations, joint ventures and associates. In accordance with section 409 of the Companies Act 2006 a full list of related undertakings, the country of incorporation and the effective percentage of equity owned as at 31 December 2024 is disclosed below. Unless otherwise disclosed, all entities with an indirect equity holding of greater than 50% are considered subsidiary undertakings. See note 36 for the Group's principal subsidiaries, joint operations, joint ventures and associates.

As disclosed in the Group's published tax strategy, the Group does not use tax haven jurisdictions to manage taxes. There remain a small number of undertakings in the Group which are registered in tax haven jurisdictions and have remained so for other business purposes. The Group is well advanced in our strategy to remove legacy undertakings from tax haven jurisdictions, and, where possible, these entities are resident for tax purposes in the United Kingdom regardless of where they are registered. Where the tax residency of a related undertaking is different from its country of incorporation, this is referenced in the notes to the list below.

Country of incorporation[1][2]	Name of undertaking	Percentage of equity owned[3]	Share class	Registered address
See page 309 for footnotes.				
Angola	Anglo American Discovery (Moxico) - Prospeccao E Exploracao Mineira (SU), LDA	100%	Quota	Edifício One Metropolis, 3rd Floor, N03.3 Avenida Luanda Sul, Talatona, Luanda
Angola	Anglo American Discovery (Cunene) - Prospeccao E Exploracao Mineira (SU), LDA	100%	Quota	Edifício One Metropolis, 3rd Floor, N03.3 Avenida Luanda Sul, Talatona, Luanda
Angola	De Beers Angola Holdings LDA	85%	Quota	Rua Rainha Ginga 87, 9th Floor, Luanda
Angola	De Beers Angola Lunda Norte, Limitada	77%	Quota	Rua Rainha Ginga 87, 9th Floor, Luanda
Angola	De Beers Angola Lunda Sul, Limitada	77%	Quota	Rua Rainha Ginga 87, 9th Floor, Luanda
Argentina	Minera Anglo American Argentina S.A.U	100%	Ordinary Nominative Non-Endorsable	Esteban Echeverría 1776, Piso 2, Godoy Cruz, Mendoza
Australia	Anglo American Australia Finance Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo American Australia Holdings Pty Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo American Australia Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo American Energy Solutions (Australia) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo American Exploration (Australia) Pty Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane QLD 4000
Australia	Anglo American Steelmaking Coal Assets Eastern Australia Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo American Steelmaking Coal Assets Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo American Steelmaking Coal Finance Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo American Steelmaking Coal Holdings Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo American Steelmaking Coal Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo Coal (Capcoal Management) Pty Limited	100%	A Class Ordinary B Class Ordinary C Class Ordinary D Class Ordinary E Class Ordinary F Class Ordinary G Class Ordinary H Class Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo Coal (Dawson Management) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo Coal (Dawson Services) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo Coal (Dawson South Management) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000

Group structure

37. Related undertakings of the Group continued

Country of incorporation[(1)(2)]	Name of undertaking	Percentage of equity owned[(3)]	Share class	Registered address
See page 309 for footnotes.				
Australia	Anglo Coal (Dawson South) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo Coal (Dawson) Holdings Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo Coal (Dawson) Limited	100%	Limited by guarantee	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo Coal (German Creek) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo Coal (Grasstree Management) Pty Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo Coal (Grosvenor Management) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo Coal (Grosvenor) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo Coal (Jellinbah) Holdings Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo Coal (Moranbah North Management) Pty Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo Coal (Roper Creek) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo Coal (Theodore South) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Anglo Operations (Australia) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Bowen Basin Coal Pty. Ltd.	23%	Ordinary	Level 20, 66 Eagle Street, Brisbane, QLD 4000
Australia	Capricorn Coal Developments Joint Venture	70%	N/A	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Dalrymple Bay Coal Terminal Pty. Ltd.	24%	Ordinary	Martin Armstrong Drive, Hay Point via Mackay, QLD 4741
Australia	Dawson Coal Processing Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Dawson Joint Venture	51%	N/A	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Dawson Sales Pty Ltd	51%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Dawson South Exploration Joint Venture	51%	N/A	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Dawson South Joint Venture	51%	N/A	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Dawson South Sales Pty Ltd	51%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	First Mode Pty Ltd	81%	Ordinary	165-169 Aberdeen Street, Northbridge, 6003
Australia	German Creek Coal Pty. Limited	70%	B Class Ordinary C Class Ordinary D Class Ordinary E Class Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Groote Eylandt Mining Company Proprietary Limited	40%	Ordinary	Level 35, 108 St Georges Terrace, Perth, WA 6000
Australia	Jellinbah East Joint Venture	23%	N/A	Level 20, 66 Eagle Street, Brisbane, QLD 4000
Australia	Jellinbah Group Pty Ltd	33%	Ordinary A Class Ordinary E Class Ordinary F Class Ordinary	Level 20, 66 Eagle Street, Brisbane, QLD 4000
Australia	Jellinbah Mining Pty Ltd	33%	Ordinary	Level 20, 66 Eagle Street, Brisbane, QLD 4000
Australia	Jellinbah Resources Pty Ltd	33%	Ordinary	Level 20, 66 Eagle Street, Brisbane, QLD 4000
Australia	Jena Pty. Limited	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Jena Unit Trust	100%	N/A	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	JG Land Company Pty Ltd	23%	Ordinary	Level 20, 66 Eagle Street, Brisbane, QLD 4000
Australia	Lake Vermont Joint Venture	23%	N/A	Level 20, 66 Eagle Street, Brisbane, QLD 4000
Australia	Lake Vermont Marketing Pty Ltd	33%	Ordinary	Level 20, 66 Eagle Street, Brisbane, QLD 4000
Australia	Lake Vermont Resources Pty Ltd	33%	Ordinary	Level 20, 66 Eagle Street, Brisbane, QLD 4000
Australia	Moranbah North Coal (No2) Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Moranbah North Coal (Sales) Pty Ltd	88%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Moranbah North Coal Joint Venture	88%	N/A	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Moranbah North Coal Pty Ltd	100%	Ordinary	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Moranbah South Exploration Joint Venture	50%	N/A	Level 11, 201 Charlotte Street, Brisbane, QLD 4000

Group structure

37. Related undertakings of the Group continued

Country of incorporation[1][2]	Name of undertaking	Percentage of equity owned[3]	Share class	Registered address
See page 309 for footnotes.				
Australia	QCMM (Lake Vermont Holdings) Pty Ltd	33%	Ordinary	Level 20, 66 Eagle Street, Brisbane, QLD 4000
Australia	QCMM Finance Pty Ltd	33%	Ordinary	Level 20, 66 Eagle Street, Brisbane, QLD 4000
Australia	Roper Creek Joint Venture	86%	N/A	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Theodore South Joint Venture	51%	N/A	Level 11, 201 Charlotte Street, Brisbane, QLD 4000
Australia	Tremell Pty. Ltd.	33%	Ordinary	Level 20, 66 Eagle Street, Brisbane, QLD 4000
Belgium	De Beers Auction Sales Belgium NV	85%	Ordinary	21 Schupstraat, 2018 Antwerp
Belgium	International Institute of Diamond Grading and Research (Belgium) NV	85%	Ordinary	21 Schupstraat, 2018 Antwerp
Bermuda	Coromin Insurance Limited	100%	Common	Wellesley House, 90 Pitts Bay Road, Hamilton
Bermuda	Holdac Insurance Limited	100%	Common	Wellesley House, 90 Pitts Bay Road, Hamilton
Botswana	Anglo American Corporation Botswana (Services) Limited	100%	Ordinary	Plot 67977,Fairground Office Park, Gaborone
Botswana	Broadhurst Primary School (Proprietary) Limited	45%	Ordinary	Plot 113, Unit 28 Kgale Mews, Gaborone International Finance Park, Gaborone
Botswana	De Beers Auctions Botswana Proprietary Limited	85%	Ordinary	DTCB Building, Plot 63016, Airport Road, Gaborone
Botswana	De Beers Global Sightholder Sales (Pty) Ltd	85%	Ordinary	3rd Floor, DTCB Building, Plot 63016, Block 8, Airport Road, Gaborone
Botswana	De Beers Holdings Botswana (Pty) Ltd	85%	Ordinary	5th Floor, Debswana House, Main Mall, Gaborone
Botswana	Debswana Diamond Company (Proprietary) Limited[4]	42%	Ordinary	First Floor Debswana Corporate Centre, Plot 64288 Airport Road, Block 8, Gaborone
Botswana	Debswana Wellness Fund	43%	N/A	First Floor Debswana Corporate Centre, Plot 64288 Airport Road, Block 8, Gaborone
Botswana	Diamond Trading Company Botswana (Proprietary) Limited	43%	Ordinary	Plot 63016, Airport Road, Block 8, Gaborone
Botswana	Naledi Mining Services Company (Proprietary) Limited	43%	Ordinary	First Floor Debswana Corporate Centre, Plot 64288, Airport Road, Block 8, Gaborone
Botswana	Sesiro Insurance Company (Proprietary) Limited	43%	Ordinary	First Floor Debswana Corporate Centre, Plot 64288, Airport Road, Block 8, Gaborone
Botswana	The Diamond Trust	85%	N/A	Debswana House, The Mall, Gaborone
Botswana	Tokafala (Proprietary) Limited	57%	Ordinary	3rd Floor, DTCB Building, Plot 63016, Block 8, Airport Road, Gaborone
Brazil	Anglo American Comercializadora E Exportadora Ltda.	100%	Membership interest	Rua Maria Luiza Santiago, n.200, 16º andar, parte, bairro Santa Lúcia, CEP 30360-740
Brazil	Anglo American Holding Patrimonial Ltda.	100%	Membership interest	Rua Maria Luiza Santiago, n.200, 16º andar, parte, bairro Santa Lúcia, CEP 30360-740
Brazil	Anglo American Investimentos - Minério de Ferro Ltda.	100%	Membership interest	Rua Maria Luiza Santiago, n.200, 16º andar, sala 1603, bairro Santa Lúcia, CEP 30360-740
Brazil	Anglo American Minério de Ferro Brasil S.A	85%	Ordinary	Rua Maria Luiza Santiago, nº 200, 16º andar, sala 1601, bairro Santa Lucia, CEP 30360-740, Belo Horizonte, Minas Gerais
Brazil	Anglo American Niquel Brasil Ltda.	100%	Membership interest	Rua Maria Luiza Santiago, n.200, 8º andar, parte, bairro Santa Lúcia, CEP 30360-740
Brazil	Anglo Ferrous Brazil Participações S.A.	100%	Ordinary	Rua Maria Luiza Santiago, n.200, 16º andar, parte, bairro Santa Lúcia, CEP 30360-740
Brazil	Ferroport Logística Comercial Exportadora S.A.	50%	Ordinary	Rua da Passagem, nº 123, 11º andar, sala 1101, Botafogo, CEP 22290-030, Rio de Janeiro/RJ
Brazil	Guaporé Mineração Ltda.	49%	Membership interest	Rua Maria Luiza Santiago, nº. 200, 8º andar (parte), bairro Santa Lúcia, CEP 30.360-740, Belo Horizonte, Minas Gerais

Group structure

37. Related undertakings of the Group continued

Country of incorporation[1][2]	Name of undertaking	Percentage of equity owned[3]	Share class	Registered address
See page 309 for footnotes.				
Brazil	Mineração Tanagra Ltda.	49%	Membership interest	Rua Maria Luiza Santiago, nº. 200, 8º andar (parte), bairro Santa Lúcia, CEP 30.360-740, Belo Horizonte, Minas Gerais
Brazil	Ventos de Santa Alice Energias Renováveis S/A	98%	Ordinary	Rodovia Doutor Mendel Steinbruch, nº 10.800, sala 236, Distrito Industrial, Maracanaú/CE, CEP 61939-906
Brazil	Ventos de Santa Alice Holding S/A	98%	Ordinary	Rodovia Doutor Mendel Steinbruch, nº 10.800, sala 241, Distrito Industrial, Maracanaú/CE, CEP 61939-906
Brazil	Ventos de Santa Sara Energias Renováveis S/A	98%	Ordinary	Rodovia Doutor Mendel Steinbruch, nº 10.800, sala 226, Distrito Industrial, Maracanaú/CE, CEP 61939-906
Brazil	Ventos de Santa Sara Holding S/A	98%	Ordinary	Rodovia Doutor Mendel Steinbruch, nº 10.800, sala 246, Distrito Industrial, Maracanaú/CE, CEP 61939-906
Brazil	Ventos de São Felipe Energias Renováveis S/A	98%	Ordinary	Rodovia Doutor Mendel Steinbruch, nº 10.800, sala 290, Distrito Industrial, Maracanaú/CE, CEP 61939-906
Brazil	Ventos de São Felipe Holding S/A	98%	Ordinary	Rodovia Doutor Mendel Steinbruch, nº 10.800, sala 244, Distrito Industrial, Maracanaú/CE, CEP 61939-906
British Virgin Islands	De Beers Centenary Angola Properties Ltd	85%	Ordinary	Craigmuir Chambers, Road Town, Tortola, VG1110
British Virgin Islands	Delibes Holdings Limited[5]	85%	A Ordinary	Craigmuir Chambers, Road Town, Tortola, VG1110
British Virgin Islands	Loma de Niquel Holdings Limited[5]	94%	Class A1 Class A2 Class B Class C	Craigmuir Chambers, Road Town, Tortola, VG1110
Canada	0912055 B.C. Ltd.	100%	Common	c/- McCarthy Tetrault, Suite 2400, 745 Thurlow Street, Vancouver, BC, V6E 0C5
Canada	Anglo American Exploration (Canada) Ltd.	100%	Common Class B Preference Class C Preference	Suite 620 – 650 West Georgia Street, Vancouver, BC, V6B 4N8
Canada	Auspotash Corporation	100%	Common	333 Bay Street, Suite 2400, Toronto, ON, M5H2T6
Canada	De Beers Canada Holdings Inc.	85%	A Ordinary B Ordinary	2400-333 Bay St, Toronto, ON, M5H2T6
Canada	De Beers Canada Inc.	85%	Preference	2400-333 Bay St, Toronto, ON, M5H2T6
Canada	Lion Battery Technologies Inc.	32%	Class A Preferred	Suite 2600, Three Bentall Centre, 595 Burrard Street, P.O. Box 49314, Vancouver, BC, V7X 1L3
Canada	Peace River Coal Inc.	100%	Common Class A Non-Voting Preference	c/- McCarthy Tetrault, Suite 2400, 745 Thurlow Street, Vancouver, BC, V6E 0C6
Canada	Peregrine Diamonds Ltd	85%	Common Preference	2400-333 Bay St, Toronto, ON, M5H2T6
Chile	Anglo American Chile Limitada	100%	Ordinary	Isidora Goyenechea 2800, piso 46, Las Condes, Santiago
Chile	Anglo American Copper Finance SpA	100%	Ordinary	Isidora Goyenechea 2800, piso 46, Las Condes, Santiago
Chile	Anglo American Marketing Chile SpA	100%	Ordinary	Isidora Goyenechea 2800, piso 46, Las Condes, Santiago
Chile	Anglo American Sur S.A.	50%	Ordinary	Isidora Goyenechea 2800, piso 46, Las Condes, Santiago
Chile	Compañía Minera Dona Ines De Collahuasi SCM	44%	Ordinary	Av. Andrés Bello 2457 Piso 39 Providencia, Santiago, Región Metropolitana
Chile	Compañía Minera Westwall S.C.M	50%	Ordinary	Isidora Goyenechea 2800, piso 46, Las Condes, Santiago
Chile	First Mode Chile SpA	81%	Nominative shares and without par value	Alonso De Cordova, 4355, og 1503, Vitacura

Group structure

37. Related undertakings of the Group continued

Country of incorporation[1][2]	Name of undertaking	Percentage of equity owned[3]	Share class	Registered address
See page 309 for footnotes.				
Chile	Inversiones Anglo American Norte SpA	100%	Ordinary	Isidora Goyenechea 2800, piso 46, Las Condes, Santiago
Chile	Inversiones Anglo American Sur SpA	100%	Ordinary	Isidora Goyenechea 2800, piso 46, Las Condes, Santiago
Chile	Inversiones Minorco Chile SpA	100%	Ordinary	Isidora Goyenechea 2800, piso 46, Las Condes, Santiago
China	Anglo American Resources Trading (China) Co., Ltd.	100%	Equity interest	Units 01, 02A, 07A, 08, Floor 32, No. 1198 Century Avenue, Pudong New Area, Shanghai
China	De Beers Jewellers Commercial (Shanghai) Co., Ltd	85%	Equity interest	Suite 4607, The Park Place, No.1601 Nan Jing West Road, Shanghai
China	Element Six Trading (Shanghai) Co., Ltd	51%	Equity interest	Room 807, Floor 8, No 390-408 East Beijing Road, Huangpu District, Shanghai
China	Forevermark Marketing (Haikou) Co. Ltd.	85%	Interest	Room 303-7, International Commercial Centre, Cross-Border E-Commerce Industrial Park, Haikou Comprehensive Free Trade Zone, Haikou, Hainan
China	Forevermark Marketing (Shanghai) Company Limited	85%	Equity interest	Suite 4601, 4602 and 4608, The Park Place, No.1601 Nan Jing West Road, Shanghai
China	Platinum Guild International (Shanghai) Co., Limited	65%	Ordinary	Room 601, L'avenue, 99 XianXia Road, Shanghai 200051
China	Suzhou Yibai Environmental Protection Technologies Co., Ltd	20%	N/A	No. 558, Fenhu Avenue, Lili Town, Wujiang District, Suzhou
Colombia	Anglo American Colombia Exploration S.A.	100%	Ordinary	Carrera 7 No. 71-52 Torre B, Piso 9, Bogotá
Democratic Republic of Congo	Ambase Exploration Africa (DRC) SPRL	100%	Ordinary	c/o KPMG, 500b. Av. Mpala/Quartier Golf, Lubumbashi
Ecuador	Anglo American Ecuador S.A.	100%	Ordinary	Avda. 6 de Diciembre 32-312 y Boussingault, Edif.T6 oficina 803, Quito. EC 170517
Finland	AA Sakatti Mining Oy	100%	Ordinary	AA Sakatti Mining Oy, Tuohiaavantie 2, 99600, Sodankylä
Gabon	Samancor Gabon SA	40%	Ordinary	C/- Fiduge SARL, Battery IV, Soraya Building, PO Box 15.950, Liberville
Germany	Element Six GmbH	51%	Ordinary	Staedeweg 18, 36151, Burghaun
Germany	Kupfer Copper Germany GmbH	80%	Ordinary	Alfred-Herrhausen-Allee 3-5, 65760 Eschborn, Deutschland
Germany	Anglo American Exploration Germany GmbH	100%	Ordinary	Alfred-Herrhausen-Allee 3-5, 65760 Eschborn, Deutschland
Greenland	NAIP West Exploration A/S	75%	Ordinary	Qullilerfik 2, 6., Postboks 59, 3900 Nuuk
Hong Kong	De Beers Auction Sales Holdings Limited	85%	Ordinary	2602-2606, 26/F, Kinwick Centre, 32 Hollywood Road, Central
Hong Kong	De Beers Jewellers (Hong Kong) Limited	85%	Ordinary	RM 02B&03-06 26/F, Kinwick Centre, 32 Hollywood Road, Central
Hong Kong	Forevermark Limited	85%	Ordinary	RM 02B&03-06 26/F, Kinwick Centre, 32 Hollywood Road, Central
Hong Kong	Platinum Guild International Hong Kong Limied	65%	Ordinary	Suites 2901-2, Global Trade Square, No.21 Wong Chuk Hang Road
India	Anglo American Crop Nutrients (India) Private Limited	100%	Ordinary	Regus Elegance, 2F, Elegance, Jasola Districe Centre Old Mathura Road, New Delhi, 110025
India	Anglo American Services (India) Private Limited	100%	Equity	A- 1/292, Janak Puri, New Delhi, 110058
India	De Beers India Private Ltd	85%	Ordinary Equity Preference Equity	601, 6th floor, TCG Financial Centre, C-53, G Block, Bandra Kurla Complex, Bandrar (East), Mumbai, 400 058

Group structure

37. Related undertakings of the Group continued

Country of incorporation[1][2]	Name of undertaking	Percentage of equity owned[3]	Share class	Registered address
See page 309 for footnotes.				
India	Hindustan Diamond Company Private Limited	43%	Ordinary Equity	Office No. 12, 14th Floor, Navjivan Society Building, No.3, Lamington Road, Mumbai, 400 008
India	Platinum Guild India Private Limited	65%	Ordinary	Notan Classic, 3rd Floor, 114 Turner Road, Bandra, West Mumbai, 400 050
Indonesia	PT Anglo American Indonesia	100%	Ordinary	Treasury Tower, 11th Floor Unit A & B, District 8, SCBD Lot. 28 Jl. Jend. Sudirman Kav. 52-53, RT/RW 5/3, Kel. Senayan, Kec. Kebayoran Baru, South Jakarta 12190
Indonesia	PT Minorco Services Indonesia	100%	Ordinary	Treasury Tower, 11th Floor Unit A & B, District 8, SCBD Lot. 28 Jl. Jend. Sudirman Kav. 52-53, RT/RW 5/3, Kel. Senayan, Kec. Kebayoran Baru, South Jakarta 12190
Ireland	Coromin Insurance (Ireland) DAC	100%	Ordinary	Charlotte House, Charlemont Street, Dublin 2, D02 NV26
Ireland	Element Six (Holdings) Limited	51%	Ordinary	Shannon Airport, Shannon, Co.Clare
Ireland	Element Six (Trade Marks) Limited	51%	Ordinary A Ordinary	Shannon Airport, Shannon, Co.Clare
Ireland	Element Six Abrasives Treasury Limited	51%	Ordinary	Shannon Airport, Shannon, Co.Clare
Ireland	Element Six Limited	51%	Ordinary	Shannon Airport, Shannon, Co.Clare
Ireland	Element Six Technologies Limited	85%	Ordinary	Shannon Airport, Shannon, Co.Clare
Ireland	Element Six Treasury Limited	85%	Ordinary	Shannon Airport, Shannon, Co.Clare
Isle of Man	Element Six (Legacy Pensions) Limited	85%	Ordinary A Ordinary	1st Floor, 18-20 North Quay, Douglas, IM1 4LE
Israel	De Beers Auction Sales Israel Ltd	85%	Ordinary	11th Floor, Yahalom (Diamond) Building, 21 Tuval Street Ramat Gan 5252236
Italy	Forevermark Italy S.R.L.	85%	Ordinary	Via Burlamacchi Francesco 14, 20135, Milan
Japan	De Beers Jewellers Japan K.K.	85%	Common stock	New Otani Garden Court 7th Floor, 4-1 Kioi-cho, Chiyoda-ku, Tokyo
Japan	De Beers K.K.	43%	Common stock	New Otani Garden Court, 7th Floor, 4-1 Kioi-cho, Chiyoda-ku, Tokyo
Japan	Forevermark KK	85%	Common stock	New Otani Garden Court, 7th Floor, 4-1 Kioi-cho, Chiyoda-ku, Tokyo
Japan	Furuya Eco-Front Technology Co., Ltd	27%	Common	MSB-21 Minami Otsuka Building, 2-37-5 Minami Otsuka, Toshima-ku, Tokyo
Japan	PGI KK	65%	Ordinary	Imperial Hotel Tower 17F, 1-1-1 Uchisaiwai-cho, Chiyoda-ku,Tokyo, 100-8575
Jersey	A.R.H. Investments Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	A.R.H. Limited[5]	100%	Class A Class B Class C	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Ambras Holdings Limited[5][6]	100%	Repurchaseable Class A Ordinary Repurchaseable Class B Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Ammin Coal Holdings Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo African Exploration Holdings Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Amcoll UK Ltd[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Buttercup Company Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Chile Investments UK Ltd[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Clarent UK Ltd[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Corporation de Chile Holdings Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Exploration Colombia Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG

Group structure

37. Related undertakings of the Group continued

Country of incorporation[1][2]	Name of undertaking	Percentage of equity owned[3]	Share class	Registered address
See page 309 for footnotes.				
Jersey	Anglo American Exploration Overseas Holdings Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Finland Holdings 2 Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Midway Investment Limited[5]	100%	A Shares	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo American Overseas Limited[5][7]	100%	Repurchaseable Class A Ordinary Repurchaseable Class B Ordinary Repurchaseable Class C Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo Australia Investments Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo Diamond Investments Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo Iron Ore Investments Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo Operations (International) Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo Peru Investments Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo Quellaveco Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo South American Investments Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Anglo Venezuela Investments Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Aval Holdings Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Cheviot Holdings Limited[5]	85%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	De Beers Centenary Limited[5]	85%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	De Beers Exploration Holdings Limited[5]	85%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	De Beers Holdings Investments Limited[5]	85%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	De Beers Investments plc[5]	85%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	De Beers plc[5]	85%	A Ordinary B Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Highbirch Limited[5]	100%	Class A Class B	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Kumba International Trading Limited[5]	53%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Minorco Overseas Holdings Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Minorco Peru Holdings Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Minpress Investments Limited[5]	100%	Ordinary	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Sirius Minerals Finance Limited[5]	100%	Ordinary Preference	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Jersey	Sirius Minerals Finance No.2 Limited[5]	100%	Ordinary Preference	3rd Floor, 44 Esplanade, St Helier, JE4 9WG
Luxembourg	Kumba Iron Ore Holdings S.à r.l.	53%	Ordinary	58 rue Charles Martel, L-2134
Macau	De Beers Jewellers (Macau) Company Limited	85%	Ordinary	Avenida da Praia Grande No. 409, China Law Building 16/F – B79
Macedonia	Anglo American Exploration West Tethyan Skopje	100%	Ordinary	Str. Risto Ravanovski no. 13A, 1000, Skopje, Municipality of Karpos
Mauritius	Anglo American International Limited[5]	100%	Normal Class A Ordinary Ordinary B Repurchaseable Class A Ordinary	C/o AXIS Fiduciary Ltd, 2nd Floor, The AXIS, 26 Bank Street, Cybercity Ebene, 72201
Mexico	Anglo American Mexico S.A. de C.V.	100%	Common	c/o Sanchez Mejorada, Velasco y Ribe, S.C. Bosque de los Ciruelos 186, Oficina 201, Colonia Bosque de las Lomas, Ciudad de Mexico, 11700

Group structure

37. Related undertakings of the Group continued

Country of incorporation[1][2]	Name of undertaking	Percentage of equity owned[3]	Share class	Registered address
See page 309 for footnotes.				
Mexico	Servicios Anglo American Mexico S.A. de C.V.	100%	Common	c/o Sanchez Mejorada, Velasco y Ribe, S.C. Bosque de los Ciruelos 186, Oficina 201, Colonia Bosque de las Lomas, Ciudad de Mexico, 11700
Mozambique	Anglo American Corporation Mocambique Servicos Limitada	100%	Quota	PricewaterhouseCoopers, Ltda. Avenida Vladimir Lenine, No 174, 4o andar, Edifício Millennium Park, Maputo
Namibia	Ambase Prospecting (Namibia) (Pty) Ltd	100%	Ordinary	c/o SGA, 24 Orban Street, Klein Windhoek, Windhoek
Namibia	De Beers Marine Namibia (Pty) Ltd	43%	Ordinary	4th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	De Beers Namibia Holdings (Pty) Ltd	85%	Ordinary	6th floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Debmarine Namdeb Foundation	43%	N/A	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	DTC Valuations Namibia (Pty) Ltd	85%	Ordinary	4th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Exclusive Properties (Pty) Ltd	43%	Ordinary	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Kerbehuk Ridge Wind Energy Facility (Pty) Ltd	85%	Ordinary	7th Floor Namdeb Centre, 10 Frans Indongo Street, CBD, Windhoek, 0000
Namibia	Longboat Trading (Pty) Ltd	100%	Ordinary	24 Orban Street, Klein Windhoek, Windhoek
Namibia	Mamora Mines & Estates Limited	28%	Ordinary	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Namdeb Diamond Corporation (Pty) Ltd	43%	Ordinary	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Namdeb Holdings (Pty) Ltd	43%	Ordinary	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Namdeb Properties (Pty) Ltd	43%	Ordinary	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Namibia Diamond Trading Company (Pty) Ltd	43%	Ordinary	9th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	OMDis Town Transformation Agency	43%	N/A	Unit 6, Gold Street Business Park, Gold Street, Prosperita, Windhoek
Namibia	Oranjemund Private Hospital (Proprietary) Limited	43%	Ordinary	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Oranjemund Town Management Company (Pty) Ltd	43%	Ordinary	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Namibia	Namdeb Hospital Pharmacy (Pty) Ltd	43%	Ordinary	10th Floor, Namdeb Centre, 10 Dr Frans Indongo Street, Windhoek
Netherlands	Anglo American (TIH) B.V.[5]	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Netherlands	Anglo American Europe B.V.	100%	Ordinary	151, Kingsfordweg, Amsterdam, 1043GR
Netherlands	Anglo American Exploration B.V.[5]	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Netherlands	Anglo American Exploration (Philippines) B.V.[5]	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Netherlands	Anglo American International B.V.[5]	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Netherlands	Anglo American Marketing B.V.	100%	Ordinary	151, Kingsfordweg, Amsterdam, 1043GR
Netherlands	Anglo American Netherlands B.V.[5]	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Netherlands	Anglo Operations (Netherlands) B.V.[5]	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Netherlands	Erabas B.V.[5]	65%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Netherlands	Loma de Niquel Holdings B.V.[5]	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Netherlands	Minorco Exploration (Indonesia) B.V.[5]	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
Papua New Guinea	Anglo American (Star Mountain) Limited	100%	Ordinary	c/o BDO Accountants, Section 15 Lot 15, Bernal Street, PO Box 569 Port Moresby, NCD 121

Group structure

37. Related undertakings of the Group continued

Country of incorporation[1][2]	Name of undertaking	Percentage of equity owned[3]	Share class	Registered address
See page 309 for footnotes.				
Papua New Guinea	Anglo American Exploration (PNG) Limited	100%	Ordinary	c/o BDO Accountants, Section 15 Lot 15, Bernal Street, PO Box 569 Port Moresby, NCD 121
Peru	Anglo American Marketing Peru S.A.	100%	Ordinary	Calle Esquilache 371 Piso 10 San Isidro, Lima 27
Peru	Anglo American Peru S.A.	100%	Ordinary	Calle Esquilache 371 Piso 10 San Isidro, Lima 27
Peru	Anglo American Quellaveco S.A.	60%	Class A Ordinary Class B Non-Voting	Calle Esquilache 371, Piso 10, San Isidro, Lima 27
Peru	Anglo American Servicios Perú S.A. en Liquidación	100%	Ordinary	Calle Esquilache 371 Piso 10 San Isidro, Lima 27
Peru	Asociación Quellaveco	100%	N/A	Calle Esquilache 371 Piso 10 San Isidro, Lima 27
Peru	Cobre del Norte S.A.	100%	Ordinary	Calle Esquilache 371 Piso 10 San Isidro, Lima 27
Philippines	Anglo American Exploration (Philippines) Inc.	100%	Ordinary	c/o SyCipLaw Center, 105 Paseo de Roxas, Makati City 1226, Metro Manila
Sierra Leone	Gemfair (SL) Limited	85%	Ordinary	31 Lightfoot Boston Street, Freetown
Singapore	Anglo American Crop Nutrients (Singapore) Pte Ltd	100%	Ordinary	9 Raffles Place, #26-01 Republic Plaza, 048619
Singapore	Anglo American Shipping Pte. Limited	100%	Ordinary	10 Collyer Quay, #38-00 Ocean Financial Centre, 049315
Singapore	De Beers Auction Sales Singapore Pte. Ltd.	85%	Ordinary	10 Collyer Quay, #03-04 Ocean Financial Centre, 049315
Singapore	Kumba Singapore Pte. Ltd.	53%	Ordinary	10 Collyer Quay, #38-00 Ocean Financial Centre, 049315
Singapore	MR Iron Ore Marketing Services Singapore Pte. Ltd.	50%	Ordinary	10 Collyer Quay, #38-00 Ocean Financial Centre, 049315
Singapore	Samancor Marketing Pte.Ltd.	40%	Ordinary	16 Collyer Quay #18-00 Collyer Quay Centre, 049318
Singapore	Sulista Forte Pte. Ltd.	100%	Ordinary	77 Robinson Road, #13-00 Robinson 77, 068896
South Africa	Peglerae Hospital (Pty) Ltd	26%	Ordinary	21 Oxford Manor, Rudd & Chaplin Roads, Illovo, Johannesburg, 2196
South Africa	Africa Pipe Industries North (Pty) Ltd	33%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Amandelbult Solar Pv (Pty) Ltd	67%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Amaprop Townships Ltd	100%	Ordinary	61 Katherine Street, Sandton, 2196
South Africa	Ambase Investment Africa (Botswana) (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Ambase Investment Africa (DRC) (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Ambase Investment Africa (Tanzania) (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Ambase Investment Africa (Zambia) (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Anglo American Corporation of South Africa (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Anglo American EMEA Shared Services (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Anglo American Farms (Pty) Ltd	100%	Ordinary	Vergelegen Wine Farm, Lourensford Road, Somerset West, 7130
South Africa	Anglo American Farms Investment Holdings (Pty) Ltd	100%	Ordinary	Vergelegen Wine Farm, Lourensford Road, Somerset West, 7130
South Africa	Anglo American Group Employee Shareholder Nominees (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196
South Africa	Anglo American Marketing South Africa (Pty) Ltd	77%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Anglo American Platinum Limited	67%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196

Group structure

37. Related undertakings of the Group continued

Country of incorporation[1][2]	Name of undertaking	Percentage of equity owned[3]	Share class	Registered address
See page 309 for footnotes.				
South Africa	Anglo American Properties Ltd	100%	Ordinary	61 Katherine Street, Sandton, 2196
South Africa	Anglo American Prospecting Services (Pty) Ltd	100%	Ordinary	55 Marshall Street, Johannesburg, 2001
South Africa	Anglo American SA Finance Proprietary Limited	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Anglo American SEFA Mining Fund (Pty) Ltd	50%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Anglo American South Africa Investments Proprietary Limited	100%	Ordinary Preference	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Anglo American South Africa Proprietary Limited	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Anglo American Zimele (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Anglo American Zimele Loan Fund (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Anglo Corporate Enterprises (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Anglo Corporate Services South Africa Proprietary Limited	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Anglo Platinum Management Services (Pty) Ltd	67%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Anglo South Africa (Pty) Ltd	100%	Ordinary Redeemable Preference	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Anglo South Africa Capital (Pty) Ltd	100%	Ordinary Redeemable Preference	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Atomatic Trading (Pty) Limited	48%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Balgo Nominees (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Blinkwater Farms 244KR (Pty) Ltd	67%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	DBCM Holdings (Pty) Ltd	62%	Ordinary Redeemable Preference	36 Stockdale Street, Kimberley, 8301
South Africa	De Beers Consolidated Mines (Pty) Ltd[8]	63%	Ordinary Redeemable Preference	36 Stockdale Street, Kimberley, 8301
South Africa	De Beers Group Services (Pty) Ltd	85%	Ordinary Redeemable Preference	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	De Beers Marine (Pty) Ltd	85%	Ordinary	DMB Gardens Golf Park, 2 Raapenberg Road, Cape Town, Western Cape, 7405
South Africa	Dido Nominees (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Dingleton Home-Owners Resettlement Trust	53%	N/A	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Element Six (Production) Proprietary Limited	51%	Ordinary	Debid Road, Nuffield, Springs, 1559
South Africa	Envusa Development Company (Pty) Ltd	50%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Envusa Energy Capital (Pty) Ltd	50%	Ordinary	Fernhood House, The Oval, 1st Floor, 1 Oakdale Road, Newlands, Western Cape, 7700
South Africa	Envusa Energy Proprietary Limited	50%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	First Mode SA (Pty) Ltd	81%	Ordinary No Par Value	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	First Mode SA Holdings (Pty) Ltd	81%	Ordinary No Par Value	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Hartebeesthoek Midco (Pty) Ltd	50%	Ordinary	Fernhood House, The Oval, 1st Floor, 1 Oakdale Road, Newlands, Western Cape, 7700
South Africa	Hartebeesthoek Wind Power (Pty) Ltd	39%	Ordinary	Fernhood House, The Oval, 1st Floor, 1 Oakdale Road, Newlands, Western Cape, 7700

Group structure

37. Related undertakings of the Group continued

Country of incorporation[1][2]	Name of undertaking	Percentage of equity owned[3]	Share class	Registered address
See page 309 for footnotes.				
South Africa	HMM Rehabilitation Trust Fund	30%	N/A	6 Hollard Street, Marshalltown, 2107
South Africa	Hotazel Manganese Mines Proprietary Limited	30%	Ordinary Preference	39 Melrose Boulevard, Melrose Arch, Johannesburg, 2076
South Africa	Khongoni Haaskraal Coal (Pty) Ltd	20%	Ordinary	Unit 3, Bauhinia Street, Highveld Technopark, Centurion, 0157
South Africa	KIO Investment Holdings (Pty) Ltd	70%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Kroondal UJV	33%	N/A	29 Impala Road, Chislehurston, Sandton, 2196
South Africa	Kumba BSP Trust	53%	N/A	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Kumba Iron One Rehabilitation Trust	70%	N/A	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Kumba Iron Ore Limited	70%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Lexshell 49 General Trading (Pty) Ltd	29%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Longboat (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Main Place Holdings Limited	39%	Ordinary	Suite 801, 76 Regent Road, Sea Point, Western Cape 8005
South Africa	Marikana Ferrochrome Limited	100%	Ordinary	44 Main Street, Johannesburg, 2001
South Africa	Marikana Minerals (Pty) Ltd	100%	Ordinary	55 Marshall Street, Johannesburg, 2001
South Africa	Matthey Rustenburg Refiners (Pty) Ltd	67%	A Ordinary Shares B Ordinary Shares	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Metalloys Manganese Smelter Proprietary Limited	40%	Ordinary NPV	39 Melrose Boulevard, Melrose Arch, Johannesburg, 2076
South Africa	Micawber 146 (Pty) Ltd	67%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Modikwa Mining Personnel Services (Pty) Ltd	33%	Ordinary	29 Impala Road, Chislehurston, Standton, 2196
South Africa	Modikwa Platinum Mine (Pty) Ltd	33%	Ordinary	16 North Road, Dunkeld Court, Dunkeld West, 2196
South Africa	Modikwa Platinum Mine UJV	33%	N/A	29 Impala Road, Chislehurston, Sandton, 2196
South Africa	Mogalakwena Platinum Limited	67%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Mooi Plaats Midco (Pty) Ltd	50%	Ordinary	Fernhood House, The Oval, 1st Floor, 1 Oakdale Road, Newlands, Western Cape, 7700
South Africa	Mooi Plaats Solar Power (Pty) Ltd	39%	Ordinary	Fernhood House, The Oval, 1st Floor, 1 Oakdale Road, Newlands, Western Cape, 7700
South Africa	Newshelf 480 (Pty) Ltd	55%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Norsand Holdings (Pty) Ltd	67%	Ordinary B Ordinary Non-Cumulative Redeemable Preference	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Platmed (Pty) Ltd	67%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Platmed Properties (Pty) Ltd	67%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Polokwane Iron Ore Company (Pty) Ltd	27%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Precious Metals Refiners Proprietary Limited	65%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Resident Nominees (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Rustenburg Base Metals Refiners Proprietary Limited	67%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Rustenburg Platinum Mines Limited	65%	Ordinary	144 Oxford Road, Rosebank, Melrose 2196
South Africa	Samancor Holdings Proprietary Limited	40%	Ordinary	39 Melrose Boulevard, Melrose Arch, Johannesburg, 2076
South Africa	Samancor Manganese Proprietary Limited	40%	Ordinary NPV	39 Melrose Boulevard, Melrose Arch, Johannesburg, 2076
South Africa	Samancor Manganese Rehabilitation Trust	40%	N/A	6 Hollard Street, Marshalltown, 2107
South Africa	Sheba's Ridge Platinum (Pty) Ltd	23%	Ordinary	Harrowdene Office Park Building 5, Woodmead, 2128
South Africa	Sibelo Resource Development (Pty) Ltd	53%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196

Group structure

37. Related undertakings of the Group continued

Country of incorporation[1][2]	Name of undertaking	Percentage of equity owned[3]	Share class	Registered address
See page 309 for footnotes.				
South Africa	SIOC Employee Benefit Trust (Karolo)	53%	N/A	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	SIOC Employee Share Ownership Plan Trust (Semela)	53%	N/A	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	SIOC Solar SPV (Pty) Ltd	53%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Sishen Iron Ore Company (Pty) Ltd	53%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Spectrem Air Pty Ltd	93%	Ordinary no par value	144 Oxford Road, Rosebank, Melrose 2196
South Africa	Tenon Investment Holdings (Pty) Ltd	100%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Terra Nominees Proprietary Limited	40%	Ordinary	39 Melrose Boulevard, Melrose Arch, Johannesburg, 2076
South Africa	The ASADAS Trust	N/A	N/A	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	The Village of Cullinan (Pty) Ltd	63%	Ordinary	36 Stockdale Street, Kimberley, 8301
South Africa	The Work Expert (Pty) Ltd	39%	Ordinary	17 Du Plooy Street, FH Building, Potchefstroom, North West, 2530
South Africa	Umsobomvu Midco (Pty) Ltd	50%	Ordinary	Fernhood House, The Oval, 1st Floor, 1 Oakdale Road, Newlands, Western Cape, 7700
South Africa	Umsobomvu Wind Power (Pty) Ltd	39%	Ordinary	Fernhood House, The Oval, 1st Floor, 1 Oakdale Road, Newlands, Western Cape, 7700
South Africa	Venetia Solar Project Pty Ltd	64%	Ordinary	De Beers House, Corner Diamond Drive and Crownwood Road, Theta, Johannesburg, 2013
South Africa	Vergelegen Wine Estate (Pty) Ltd	100%	Ordinary	Vergelegen Wine Farm, Lourensford Road, Somerset West, 7130
South Africa	Vergelegen Wines (Pty) Ltd	100%	Ordinary	Vergelegen Wine Farm, Lourensford Road, Somerset West, 7130
South Africa	Whiskey Creek Management Services (Pty) Ltd	67%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	WPIC Holdings Pty Ltd	33%	Ordinary	Rosebank Towers, 19 Biermann Ave, Rosebank, Johannesburg, 2196 (previously 5 Hollard Street, Johannesburg, 1627
South Africa	Zero Emissions Hydrogen Solutions	67%	Ordinary	144 Oxford Road, Rosebank, Melrose, 2196
South Africa	Main Street 1252 Proprietary Limited	63%	Ordinary	De Beers House, Corner Diamond Drive and Crownwood Road, Theta, Johannesburg, 2013
Sweden	Element Six AB	51%	Ordinary	c/o Advokatbyrån Kaiding, Box 385, 931 24 Skellefteå, Sweden
Switzerland	De Beers Centenary AG[5]	85%	Ordinary	c/o Telemarketing, Plus AG, Sonnenplatz 6, 6020, Emmenbrücke
Switzerland	PGI SA	65%	Ordinary	Avenue Mon- Repos 24, Case postale 656, CH- 1001 Lausanne
Switzerland	Synova S.A.	28%	Ordinary	13 Route de Genolier; 1266 Duillier
Tanzania	Ambase Prospecting (Tanzania) Ltd	100%	Ordinary	c/o Mawalla Advocates, Mawalla Road, Mawalla Heritage Park, Plot No. 175/20, Arusha
United Arab Emirates	De Beers DMCC	85%	Ordinary	Office 4D, Almas Tower, Jumeirah Lakes Towers, Dubai
United Kingdom	Anglo American Australia Investments Limited[9]	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Capital Australia Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Capital plc[9]	100%	Ordinary 3% Cumulative Preference	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American CMC Holdings Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Corporate Secretary Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Crop Nutrients Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA

Group structure

37. Related undertakings of the Group continued

Country of incorporation[1][2]	Name of undertaking	Percentage of equity owned[3]	Share class	Registered address
See page 309 for footnotes.				
United Kingdom	Anglo American Diamond Holdings Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Energy Solutions Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Finance (UK) Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Holdings Limited	100%	Ordinary 8% Preference 8.3% Preference B shares	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American International Holdings Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Investments (UK) Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Marketing Limited	100%	Ordinary Preference	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Medical Plan Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Medical Plan Trust	100%	N/A	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Prefco Limited[9]	100%	Ordinary Capital Preference Preference	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Rand Capital Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American REACH Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Services (UK) Ltd.[9]	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Technical & Sustainability Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Technical & Sustainability Services Ltd	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Woodsmith Limited	100%	Ordinary B Preference Non-voting	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo American Woodsmith MTS Limited	100%	N/A	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo Base Metals Marketing Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo Platinum Marketing Limited	65%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Anglo UK Pension Trustee Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	AP Ventures Fund I LP	33%	N/A	16 Littleworth Lane, Esher, Surrey, KT10 9PF
United Kingdom	Birchall Gardens LLP	50%	N/A	Bardon Hall, Copt Oak Road, Markfield, Leicestershire, LE67 9PJ
United Kingdom	Charterhouse CAP Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Curtis Fitch Limited	21%	Ordinary B	108 Eagle Tower, Montpellier Drive, Cheltenham GL50 1TA
United Kingdom	De Beers Capital Southern Africa Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	De Beers Corporate Secretary Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	De Beers Jewellers Limited	85%	A Ordinary B Ordinary Deferred Share Special Dividend Share	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	De Beers Jewellers Trade Mark Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	De Beers Jewellers UK Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	De Beers UK Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Debcore Limited	43%	Ordinary A	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Ebbsfleet Property Limited	50%	Ordinary	Bardon Hall, Copt Oak Road, Markfield, Leicestershire, LE67 9PJ
United Kingdom	Element Six (UK) Limited	51%	Ordinary	Global Innovation Centre, Fermi Avenue, Harwell, Oxford, Didcot, Oxfordshire, OX11 0QR

Group structure

37. Related undertakings of the Group continued

Country of incorporation[1][2]	Name of undertaking	Percentage of equity owned[3]	Share class	Registered address
See page 309 for footnotes.				
United Kingdom	Element Six Abrasives Holdings Limited	51%	Ordinary Preference	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Element Six Holdings Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Element Six Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Element Six Technologies Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Ferro Nickel Marketing Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	First Mode IPP Limited	81%	Ordinary	12 New Fetter Lane, London, EC4A 1JP,
United Kingdom	Forevermark Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Gemfair Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	IIDGR (UK) Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Lightbox Jewelry Ltd.	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Rhoanglo Trustees Limited[10]	N/A	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Sach 1 Ltd	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Sach 2 Ltd	100%	Ordinary Redeemable Preference	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Security Nominees Limited[10]	N/A	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Sirius Minerals Holdings Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	Swanscombe Development LLP	50%	N/A	Bardon Hall, Copt Oak Road, Markfield, Leicestershire, LE67 9PJ
United Kingdom	The Diamond Trading Company Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	TRACR Limited	85%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United Kingdom	YPF Limited	100%	Ordinary	17 Charterhouse Street, London, EC1N 6RA
United States of America	Anglo American Crop Nutrients (USA), LLC	100%	Membership interest	7700 E Arapahoe Road, Suite 220, Centennial Colorado, 80112
United States of America	Anglo American US Holdings Inc.	100%	Common shares	c/o Corporation Service Company, 112 S. French Street, Suite 105A, Wilmington, Delaware, 19801
United States of America	De Beers Jewellers US, Inc.	85%	Common shares	300 First Stamford place, Stamford, CT 06902
United States of America	Element Six Technologies (OR) Corp.	85%	Ordinary	Cogency Global Inc., 850 New Burton Road, Suite 201, Dover, DE 19904
United States of America	Element Six Technologies US Corporation	85%	Ordinary	3901 Burton Drive, Santa Clara, CA 95054
United States of America	Element Six US Corporation	51%	Common stock	24900 Pitkin Road, Suite 250, Spring TX 77386
United States of America	First Mode Holdings Inc.	81%	Ordinary	1209 Orange Street, City of Wilmington, Delaware, 19801
United States of America	Forevermark US Inc.	85%	Common	300 First Stamford Place, Stamford, CT, 06902
United States of America	Lightbox Jewelry Inc.	85%	Ordinary	Cogency Global Inc., 850 New Burton Road, Suite 201, Dover, DE 19904
United States of America	Platinum Guild International (U.S.A.) Jewelry Inc.	65%	Ordinary	125 Park Avenue, 25th Floor, New York, New York 10017
United States of America	Synchronous LLC	81%	Membership Units	C/O Corpserve, Inc., 1001 Fourht Avenue, Ste. 4400, Seattle, WA 98154
Venezuela	Minera Loma de Niquel C.A.	100%	Class A	Torre Humboldt, floor 9, office 09-07, Rio Caura Street, Prados del Este. Caracas 1080
Zambia	Afrimin Resources Limited	70%	Ordinary	May Building, The Gallery Office Park, Stand 4015a, Lagos Road, Rhodespark, Lusaka Province
Zambia	Anglo Exploration (Zambia) Limited	100%	Ordinary	May Building, The Gallery Office Park, Stand 4015A, Lagos Rod, Rhodespark, Lusaka

Group structure

37. Related undertakings of the Group continued

Country of incorporation[(1)(2)]	Name of undertaking	Percentage of equity owned[(3)]	Share class	Registered address
See page 309 for footnotes.				
Zambia	HANDA Resources Limited	70%	Ordinary	May Building, The Gallery Office Park, Stand 4015A, Lagos Rod, Rhodespark, Lusaka
Zambia	ZACO Investment Limited	70%	Ordinary	May Building, The Gallery Office Park, Stand 4015A, Lagos Rod, Rhodespark, Lusaka
Zimbabwe	Amzim Holdings Limited	79%	Ordinary	28 Broadlands Road, Emerald Hill, Harare
Zimbabwe	Southridge Limited	79%	Ordinary	28 Broadlands Road, Emerald Hill, Harare
Zimbabwe	Unki Mines (Private) Limited	79%	Ordinary	28 Broadlands Road, Emerald Hill, Harare
Zimbabwe	Unki Solar PV (Private) Limited	79%	Ordinary	28 Broadlands Road, Emerald Hill, Harare

[(1)] All the companies with an incorporation in the United Kingdom are registered in England and Wales.
[(2)] The country of tax residence is disclosed where different from the country of incorporation.
[(3)] All percentages have been rounded.
[(4)] The interest in Debswana Diamond Company (Pty) Ltd is held indirectly through De Beers and is consolidated on a 19.2% proportionate basis, reflecting economic interest. The Group's effective interest in Debswana Diamond Company (Pty) Ltd is 16.3%.
[(5)] Tax resident in the United Kingdom.

[(6)] 0.3% direct holding by Anglo American plc.
[(7)] 0.03% direct holding by Anglo American plc.
[(8)] A 74% interest in De Beers Consolidated Mines (Pty) Ltd (DBCM) and its subsidiaries is held indirectly through De Beers. The 74% interest represents De Beers' legal ownership share in DBCM. For accounting purposes De Beers consolidates 100% of DBCM as it is deemed to control the BEE entity, Ponahalo, which holds the remaining 26%. The Group's effective interest in DBCM is 85%.
[(9)] 100% direct holding by Anglo American plc.
[(10)] Entity is held by individuals on behalf of the Group.

Other items

This section includes disclosures about related party transactions, auditors' remuneration and accounting policies.

38. Related party transactions

The Group has related party relationships with its subsidiaries, joint operations, associates and joint ventures (see notes 36 and 37). Members of the Board and the Executive Leadership Team are considered to be related parties.

The Company and its subsidiaries, in the ordinary course of business, enter into various sale, purchase and service transactions with joint operations, associates, joint ventures and others in which the Group has a material interest. These transactions are under terms that are no more or less favourable to the Group than those arranged with third parties.

	Associates		Joint ventures		Joint operations	
US$ million	**2024**	2023	**2024**	2023	**2024**	2023
Transactions with related parties						
Sale of goods and services	**—**	—	**—**	3	**152**	118
Purchase of goods and services	**—**	—	**(198)**	(204)	**(1,712)**	(2,980)
Balances with related parties						
Trade and other receivables from related parties	**—**	—	**19**	2	**38**	18
Trade and other payables to related parties	**—**	—	**(34)**	(18)	**(46)**	(86)
Loans receivable from related parties	**2**	2	**156**	163	**—**	1

Balances and transactions with joint operations or joint operation partners represent the portion that the Group does not have the right to offset against the corresponding amount recorded by the respective joint operations. These amounts primarily relate to purchases by De Beers and Platinum Group Metals from their joint operations in excess of the Group's attributable share of their production.

Loans receivable from related parties are included in Financial asset investments on the Consolidated balance sheet.

Remuneration and benefits received by directors are disclosed in the Remuneration report. Remuneration and benefits of key management personnel, including directors, are disclosed in note 28. Information relating to pension fund arrangements is disclosed in note 29.

39. Auditors' remuneration

	2024				2023			
	Paid/payable to PwC			Paid/payable to auditor (if not PwC)	Paid/payable to PwC			Paid/payable to auditor (if not PwC)
US$ million	**United Kingdom**	**Overseas**	**Total**	**United Kingdom and overseas**	United Kingdom	Overseas	Total	United Kingdom and overseas
Paid to the Company's auditor for audit of the Anglo American plc Annual Report[1]	**4.9**	**3.5**	**8.4**	**—**	4.9	2.7	7.6	—
Paid to the Company's auditor for other services to the Group								
Audit of the Company's subsidiaries	**2.5**	**4.9**	**7.4**	**0.3**	1.6	7.0	8.6	0.4
Total audit fees	**7.4**	**8.4**	**15.8**	**0.3**	6.5	9.7	16.2	0.4
Audit related assurance services	**0.9**	**0.7**	**1.6**	**—**	1.0	0.7	1.7	—
Other assurance services	**0.7**	**0.4**	**1.1**	**—**	0.4	0.2	0.6	—
Total non-audit fees	**1.6**	**1.1**	**2.7**	**—**	1.4	0.9	2.3	—

[1]   In addition there is $0.6 million of audit fees paid in 2024 related to the audit for the year ended 31 December 2023.

Audit related assurance services includes $1.6 million (2023: $1.7 million) for the interim review.

Other items

40. Accounting policies

A. Basis of preparation

Basis of preparation
The financial statements have been prepared in accordance with the requirements of the Companies Act 2006, UK-adopted International Accounting Standards and those parts of the Companies Act 2006 applicable to companies reporting under those standards and the requirements of the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority in the United Kingdom as applicable to periodic financial reporting. The financial statements have been prepared under the historical cost convention as modified by the revaluation of pension assets and liabilities and certain financial instruments. A summary of the material Group accounting policies is set out below.

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Although these estimates are based on management's best knowledge of the amount, event or actions, actual results ultimately may differ from those estimates.

The Group's results are presented in US dollars, the currency in which its business is primarily conducted.

Changes in accounting policies, estimates and disclosures
The accounting policies applied are consistent with those adopted and disclosed in the Group financial statements for the year ended 31 December 2024 with the exception of new accounting pronouncements, which became effective on 1 January 2024 and have been adopted by the Group.

– Amendments to IFRS 16 *Leases*

– Amendments to IAS 1 *Presentation of Financial Statements*

– Amendments to IAS 7 *Statement of Cash Flows* and IFRS 7 *Financial Instruments: Disclosures – Supplier Finance Arrangements*

The adoption of these new accounting pronouncements has not had a significant impact on the accounting policies, methods of computation or presentation applied by the Group.

Going concern
The financial position of the Group, its cash flows, liquidity position and borrowing facilities are set out in the Group financial review on pages 108–109. Further details of our policy on financial risk management are set out in note 25 to the financial statements on pages 276–278. The Group's net debt (including related hedges) at 31 December 2024 was $10.6 billion (2023: $10.6 billion). As part of its routine financing activities, in March 2024, the Group issued €500 million 3.75% Senior Notes due June 2029 and €750 million 4.125% Senior Notes due March 2032, and in April 2024, $1 billion 5.75% Senior Notes due April 2034 and $500 million 6% Senior Notes due April 2054. The Group's liquidity position (defined as cash and undrawn committed facilities) of $15.3 billion at 31 December 2024 remains strong. Further details of borrowings and facilities are set out in note 22 and note 25, and net debt is set out in note 21.

The directors have considered the Group's cash flow forecasts for the period to the end of December 2026 under base and downside scenarios, with reference to the Group's principal risks as set out within the Group viability statement on pages 95–96. In the downside scenarios modelled (including pricing and production downsides, alongside a significant operational incident and considering variation in timing of the Group divestments), the Group maintains sufficient liquidity throughout the period of assessment without the use of mitigating actions.

The Board is satisfied that the Group's forecasts and projections, taking into account reasonably possible changes in trading performance, show that the Group will be able to operate within the level of its current facilities for a period of at least 12 months from the date of approval of the financial statements. For this reason the Group continues to adopt the going concern basis in preparing its financial statements.

New IFRS accounting standards, amendments and interpretations not yet adopted
The Group has not early adopted any other amendment, standard or interpretation that has been issued but is not yet effective. It is expected that where applicable, these standards and amendments will be adopted on each respective effective date.

The following new or amended IFRS accounting standards, amendments and interpretations effective in the next 24 months, not yet adopted are not expected to have a significant impact on the Group:

– Amendments to IAS 21 *Lack of exchangeability* (effective 1 January 2025)

– Amendments to IFRS 7 *Financial Instruments: Disclosures* (effective 1 January 2026)

– Amendments to IFRS 9 *Financial Instruments* (effective 1 January 2026)

– Annual improvements to IFRS Accounting standards (2024 cycle effective 1 January 2026)

The following new IFRS accounting standards issued but not yet effective are expected to have a significant impact on the Group:

– IFRS 18 *Presentation and Disclosure in Financial Statements* (effective 1 January 2027)

The Group has begun its impact assessment on the new standard. The most significant impact on the Group financial statements is expected to be on the presentation of the Consolidated income statement, and disclosure of Management Performance Measures (MPMs). The Group will apply the standard from its mandatory effective date of 1 January 2027. Retrospective application is required, and so comparative information for the financial year ending 31 December 2026 will be restated. A more detailed impact analysis and associated transition activities will be undertaken during 2025.

B. Basis of consolidation

Basis of consolidation
The financial statements incorporate a consolidation of the financial statements of the Company and entities controlled by the Company (its subsidiaries). Control is achieved where the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

The results of subsidiaries acquired or disposed of during the year are included in the income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Where necessary, adjustments are made to the results of subsidiaries, joint arrangements and associates to bring their accounting policies in line with those used by the Group. Intra-group transactions, balances, income and expenses are eliminated on consolidation, where appropriate.

Other items

40. Accounting policies continued

For non-wholly owned subsidiaries, non-controlling interests are presented in equity separately from the equity attributable to shareholders of the Company. Profit or loss and other comprehensive income are attributed to the shareholders of the Company and to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in ownership interest in subsidiaries that do not result in a change in control are accounted for in equity. The carrying amounts of the controlling and non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interest is adjusted and the fair value of the consideration paid or received is recorded directly in equity and attributed to the shareholders of the Company.

Foreign currency transactions and translation

Foreign currency transactions by Group companies are recognised in the functional currencies of the companies at the exchange rate ruling on the date of the transaction. At each reporting date, monetary assets and liabilities that are denominated in foreign currencies are retranslated at the rates prevailing on the reporting date. Gains and losses arising on retranslation are included in the income statement for the period and are classified in the income statement according to the nature of the monetary item giving rise to them.

Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

On consolidation, the assets and liabilities of the Group's foreign operations are translated into the presentation currency of the Group at exchange rates prevailing on the reporting date. Income and expense items are translated at the average exchange rates for the period where these approximate the rates at the dates of the transactions. Any exchange differences arising are classified within the statement of comprehensive income and transferred to the Group's cumulative translation adjustment reserve. Exchange differences on foreign currency balances with foreign operations for which settlement is neither planned nor likely to occur in the foreseeable future, and therefore form part of the Group's net investment in these foreign operations, are offset in the cumulative translation adjustment reserve.

Cumulative translation differences are recycled from equity and recognised as income or expense on disposal of the operation to which they relate.

Goodwill and fair value adjustments arising on the acquisition of foreign entities are treated as assets of the foreign entity and translated at the closing rate.

Tenon

Tenon Investment Holdings Proprietary Limited (Tenon), a wholly owned subsidiary of Anglo American South Africa Proprietary Limited (AASA), has entered into agreements with Epoch Investment Holdings (RF) Proprietary Limited (Epoch), Epoch Two Investment Holdings (RF) Proprietary Limited (Epoch Two) and Tarl Investment Holdings (RF) Proprietary Limited (Tarl) (collectively the Investment Companies), each owned by independent charitable trusts whose trustees are independent of the Group. Under the terms of these agreements, the Investment Companies have purchased Anglo American plc shares on the market and have granted to Tenon the right to nominate a third party (which may include Anglo American plc but not any of its subsidiaries) to take transfer of the Anglo American plc shares each has purchased on the market. Tenon paid the Investment Companies 80% of the cost of the Anglo American plc shares including associated costs for this right to nominate, which together with subscriptions by Tenon for non-voting participating redeemable preference shares in the Investment Companies, provided all the funding required to

acquire the Anglo American plc shares through the market. These payments by Tenon were sourced from the cash resources of AASA. Tenon is able to exercise its right of nomination at any time up to 31 December 2050 (extended from 31 December 2025 during 2024) against payment of an average amount of $2.90 per share to Epoch, $4.51 per share to Epoch Two and $3.74 per share to Tarl which will be equal to 20% of the total costs respectively incurred by Epoch, Epoch Two and Tarl in purchasing shares nominated for transfer to the third party. These funds will then become available for redemption of the preference shares issued by the Investment Companies. The amount payable by the third party on receipt of the Anglo American plc shares will accrue to Tenon and, as these are own shares of the Company, any resulting gain or loss recorded by Tenon will not be recognised in the Consolidated income statement of Anglo American plc.

Under the agreements, the Investment Companies will receive dividends on the shares they hold and have agreed to waive the right to vote on those shares. The preference shares issued to the charitable trusts are entitled to a participating right of up to 10% of the profit after tax of Epoch and 5% of the profit after tax of Epoch Two and Tarl. The preference shares issued to Tenon will carry a fixed coupon of 3% plus a participating right of up to 80% of the profit after tax of Epoch and 85% of the profit after tax of Epoch Two and Tarl. Any remaining distributable earnings in the Investment Companies, after the above dividends, are then available for distribution as ordinary dividends to the charitable trusts.

The structure effectively provides Tenon with a beneficial interest in the price risk on these shares together with participation in future dividend receipts. The Investment Companies will retain legal title to the shares until Tenon exercises its right to nominate a transferee.

At 31 December 2024 the Investment Companies together held 112,300,129 (2023: 112,300,129) Anglo American plc shares, which represented 8.4% (2023: 8.4%) of the ordinary shares in issue (excluding treasury shares) with a market value of $3,330 million (2023: $2,818 million). The Investment Companies are not permitted to hold more than an aggregate of 10% of the issued share capital of Anglo American plc at any one time.

The Investment Companies are considered to be structured entities. Although the Group has no voting rights in the Investment Companies and cannot appoint or remove trustees of the charitable trusts, the Group considers that the agreement outlined above, including Tenon's right to nominate the transferee of the Anglo American plc shares held by the Investment Companies, results in the Group having control over the Investment Companies as defined under IFRS 10 *Consolidated Financial Statements*. Accordingly, the Investment Companies are required to be consolidated by the Group.

C. Financial performance

Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognised in a manner that depicts the pattern of the transfer of goods and services to customers. The amount recognised reflects the amount to which the Group expects to be entitled in exchange for those goods and services. Sales contracts are evaluated to determine the performance obligations, the transaction price and the point at which there is transfer of control. The transaction price is the amount of consideration due in exchange for transferring the promised goods or services to the customer, and is allocated against the performance obligations and recognised in accordance with whether control is transferred over a defined period or at a specific point in time.

Revenue is derived principally from commodity sales. A sale is recognised when control has been transferred. This is usually when title and insurance risk have passed to the customer and the goods have been delivered to a contractually agreed location. Revenue from contracts with customers is measured at the fair value of consideration received or receivable as at the date control is transferred, after deducting discounts, volume rebates, value added tax and other sales

Other items

40. Accounting policies continued

taxes. Some sales are provisionally priced such that the price is not settled until a predetermined future date and is based on the market price at that time or a specified period to that date. For these sales, revenue from contracts with customers is recognised on the date control is transferred to the customer using the relevant forward price at that date. Sales of metal concentrate are stated at their invoiced amount which is net of treatment and refining charges.

Revenues from the sale of material by-products are recognised within revenue from contracts with customers at the point control passes. Where a by-product is not regarded as significant, revenue may be credited against operating costs.

Revenue from services is recognised over time in line with the policy above. For contracts which contain separate performance obligations for the sale of commodities and the provision of freight services, the portion of the revenue representing the obligation to perform the freight service is deferred and recognised over time as the obligation is fulfilled. In situations where the Group is acting as an agent, amounts billed to customers are offset against the relevant costs.

Revenue from other sources

Revenue from other sources principally relates to gains and losses on financial instruments which are intrinsically linked to the delivery of commodities to customers or to the Group's commodity trading activities.

Sales of commodities which are provisionally priced are marked to market at each reporting date using the forward price for the period equivalent to that outlined in the contract. Mark-to-market adjustments arising after control of the goods transfers to the customer are recognised in revenue from other sources.

Physically-settled contracts relating to the purchase and sale of material produced by third parties (third-party sales) are presented on a net basis within revenue from other sources where these contracts are entered into and managed collectively to generate a trading margin as part of the Group's Marketing business and are accounted for as derivatives prior to settlement. This includes third-party material purchased for blending activities conducted to benefit from short term pricing differentials (usually of less than twelve months). The sale and purchase of third-party material to mitigate shortfalls in the Group's own production are shown on a gross basis with sales reported within revenue from contracts with customers as such contracts are used to maintain customer relationships and fulfil physical sale commitments rather than to generate a trading margin.

Revenue from other sources also includes fair value gains and losses arising from mark-to-market adjustments to inventory purchased from third parties as part of trading activities and accounted for at fair value less costs to sell under the broker-trader exemption of IAS 2 *Inventories*.

Contracts with a right to repurchase

Where the Group enters into commodity sale or purchase agreements in the course of its commodity trading activities in which the seller has a right to repurchase, consideration is given to whether the risks and rewards of ownership have been transferred as a result of the sale. This assessment is made with reference to the criteria in IFRS 9 *Financial Instruments*. Key considerations in this assessment include whether the purchaser has a practical ability to use the commodity and whether price risk has been transferred.

Where risks and rewards have been transferred, the sale or purchase contract is accounted for separately from the repurchase obligation (which is recorded as a derivative financial instrument). Where risks and rewards have not been transferred or the arrangements do not relate to the Group's commodity trading activities, any consideration received or paid is recorded as a liability or asset as appropriate and no adjustment is made to revenue or inventory.

Interest income

Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Dividend income

Dividend income from investments is recognised when the shareholders' rights to receive payment have been established.

Exploration and evaluation expenditure

Exploration and evaluation expenditure is expensed in the year in which it is incurred.

Exploration expenditure is the cost of exploring for Mineral Resources other than that occurring at existing operations and projects and comprises geological and geophysical studies, exploratory drilling and sampling and Mineral Resource development.

Evaluation expenditure includes the cost of conceptual and pre-feasibility studies and evaluation of Mineral Resources at existing operations.

When a decision is taken that a mining project is technically feasible and commercially viable, usually after a pre-feasibility study has been completed, subsequent directly attributable expenditure, including feasibility study costs, are considered development expenditure and are capitalised within property, plant and equipment.

Exploration properties acquired are recognised on the balance sheet when management considers that their value is recoverable. These properties are measured at cost less any accumulated impairment losses.

Short term and low value leases

Leases with a term of less than 12 months at inception or those with committed payments of less than $5,000 are not recognised in the balance sheet. The Group recognises payments for these leases as an expense on a straight-line basis over the lease term within operating costs in underlying EBITDA.

Borrowing costs

Interest on borrowings directly relating to the financing of qualifying assets in the course of construction is added to the capitalised cost of those projects under 'Capital works in progress', until such time as the assets are substantially ready for their intended use or sale.

Where funds have been borrowed specifically to finance a project, the amount capitalised represents the actual borrowing costs incurred. Where the funds used to finance a project form part of general borrowings, the amount capitalised is calculated using a weighted average of rates applicable to relevant general borrowings of the Group during the period. All other borrowing costs are recognised in the income statement in the period in which they are incurred.

All cash flows relating to interest on borrowings are presented within interest paid in the cash flow statement.

D. Capital base

Business combinations and goodwill arising thereon

The identifiable assets, liabilities and contingent liabilities of a subsidiary, a joint arrangement or an associate, which can be measured reliably, are recorded at their provisional fair values at the date of acquisition. The estimation of the fair value of identifiable assets and liabilities is subjective and the use of different valuation assumptions could have a significant impact on financial results. Goodwill is the fair value of the consideration transferred (including contingent consideration and previously held non-controlling interests) less the fair value of the Group's share of identifiable net assets on acquisition.

Where a business combination is achieved in stages, the Group's previously held interests in the acquiree are remeasured to fair value at the acquisition date and the resulting gain or loss is recognised in the income statement.

Amounts arising from interests in the acquiree prior to the acquisition date that have previously been recognised in other comprehensive

Other items

40. Accounting policies continued

income are reclassified to the income statement, where such treatment would be appropriate if that interest were disposed of.

Transaction costs incurred in connection with the business combination are expensed. Provisional fair values are finalised within 12 months of the acquisition date.

Goodwill in respect of subsidiaries and joint operations is included within intangible assets. Goodwill relating to associates and joint ventures is included within the carrying value of the investment.

Where the fair value of the identifiable net assets acquired exceeds the cost of the acquisition, the surplus, which represents the discount on the acquisition, is recognised directly in the income statement in the period of acquisition.

For non-wholly owned subsidiaries, non-controlling interests are initially recorded at the non-controlling interests' proportion of the fair values of net assets recognised at acquisition.

Impairment of goodwill, intangible assets and property, plant and equipment

Goodwill arising on business combinations is allocated to the group of cash generating units (CGUs) that is expected to benefit from synergies of the combination, and represents the lowest level at which goodwill is monitored by the Group's Board of directors for internal management purposes. The recoverable amount of the CGU, or group of CGUs, to which goodwill has been allocated is tested for impairment annually, or when events or changes in circumstances indicate that it may be impaired.

Any impairment loss is recognised immediately in the income statement. Impairment of goodwill is not subsequently reversed.

At each reporting date, the Group reviews the carrying amounts of its property, plant and equipment and intangible assets to determine whether there is any indication that those assets are impaired. If such an indication exists, the recoverable amount of the asset is estimated in order to determine the extent of any impairment. Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the CGU to which the asset belongs. An intangible asset with an indefinite useful life is tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs of disposal and value in use (VIU) assessed using discounted cash flow models, as explained in note 7. In assessing VIU, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset or CGU is estimated to be less than its carrying amount, the carrying amount of the asset or CGU is reduced to its recoverable amount. An impairment loss is recognised in the income statement.

Where an impairment loss is subsequently reversed, the carrying amount of the asset or CGU is increased to the revised estimate of its recoverable amount, to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment been recognised for the asset or CGU.

A reversal of an impairment loss is recognised in the income statement.

In addition, in making assessments for impairment, management necessarily applies its judgement in allocating assets, including goodwill, that do not generate independent cash inflows to appropriate CGUs.

Subsequent changes to the CGU allocation, timing of cash flows or assumptions used to determine the cash flows could impact the carrying value of the respective assets.

Non-mining licences and other intangible assets

Non-mining licences and other intangible assets are measured at cost less accumulated amortisation and accumulated impairment losses. Intangible assets acquired as part of an acquisition of a business are capitalised separately from goodwill if the asset is separable or arises from contractual or legal rights and the fair value can be measured reliably on initial recognition. Intangible assets are amortised over their estimated useful lives, usually between 3 and 20 years, except goodwill and those intangible assets that are considered to have indefinite lives. For intangible assets with a finite life, the amortisation period is determined as the period over which the Group expects to obtain economic benefits from the asset, taking account of all relevant facts and circumstances including contractual lives and expectations about the renewal of contractual arrangements without significant incremental costs. An intangible asset is deemed to have an indefinite life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate cash flows for the Group. Indefinite lived intangible assets are principally brands for which there is global recognition with no foreseeable timeframe of expected contribution that the Group is continuing to invest and actively market. Amortisation methods, residual values and estimated useful lives are reviewed at least annually.

Deferred stripping

The removal of rock or soil overlying a mineral deposit, overburden and other waste materials is often necessary during the initial development of an open pit mine site, in order to access the orebody. The process of removing overburden and other mine waste materials is referred to as stripping. The directly attributable cost of this activity is capitalised in full within 'Mining properties – owned', until the point at which the mine is considered to be capable of operating in the manner intended by management. This is classified as growth or life-extension capital expenditure, within investing cash flows.

The removal of waste material after the point at which depreciation commences is referred to as production stripping. When the waste removal activity improves access to ore extracted in the current period, the costs of production stripping are charged to the income statement as operating costs in accordance with the principles of IAS 2 *Inventories*.

Where production stripping activity both produces inventory and improves access to ore in future periods the associated costs of waste removal are allocated between the two elements. The portion that benefits future ore extraction is capitalised within 'Mining properties – owned'. This is classified as stripping and development capital expenditure, within investing cash flows. If the amount to be capitalised cannot be specifically identified, it is determined based on the volume of waste extracted compared with expected volume for the identified component of the orebody. This determination is dependent on an individual mine's design and Life of Asset Plan and therefore changes to the design or Life of Asset Plan will result in changes to these estimates. Identification of the components of a mine's orebody is made by reference to the Life of Asset Plan. The assessment depends on a range of factors including each mine's specific operational features and materiality.

In certain instances, significant levels of waste removal may occur during the production phase with little or no associated production. This may occur at both open pit and underground mines, for example longwall development.

The cost of this waste removal is capitalised in full to 'Mining properties – owned'.

All amounts capitalised in respect of waste removal are depreciated using the unit of production method for the component of the orebody

Other items

40. Accounting policies continued

to which they relate, consistent with depreciation of property, plant and equipment.

The effects of changes to the Life of Asset Plan on the expected cost of waste removal or remaining Ore Reserves for a component are accounted for prospectively as a change in estimate.

Property, plant and equipment
Property, plant and equipment is stated at cost, less accumulated depreciation and accumulated impairment losses. Cost is the fair value of consideration required to acquire and develop the asset and includes the purchase price, acquisition of mineral rights, costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, the initial estimate of any decommissioning obligation and, for assets that take a substantial period of time to get ready for their intended use, borrowing costs. Revenue and costs arising from assets before they are capable of operating in the manner intended by management are recognised in the income statement.

Gains or losses on disposal of property, plant and equipment are determined by comparing the net proceeds from disposal with the carrying amount. The gain or loss is recognised in the income statement.

Depreciation of property, plant and equipment
Mining properties are depreciated to their residual values using the unit of production method based on Proved and Probable Ore Reserves and, in certain limited circumstances, other Mineral Resources included in the Life of Asset Plan. These other Mineral Resources are included in depreciation calculations where, taking into account historical rates of conversion to Ore Reserves, there is a high degree of confidence that they will be extracted in an economic manner. This is the case principally for diamond operations, where depreciation calculations are based on Diamond Reserves and Diamond Resources included in the Life of Asset Plan. This reflects the unique nature of diamond deposits where, due to the difficulty in estimating grade, Life of Asset Plans frequently include significant amounts of Inferred Resources.

Buildings and items of plant and equipment for which the consumption of economic benefit is linked primarily to utilisation or to throughput rather than production, are depreciated to their residual values at varying rates on a straight-line basis over their estimated useful lives, or the Reserve Life, whichever is shorter. Estimated useful lives normally vary from up to 20 years for items of plant and equipment to a maximum of 50 years for buildings. Under limited circumstances, items of plant and equipment may be depreciated over a period that exceeds the Reserve Life by taking into account additional Mineral Resources other than Proved and Probable Reserves included in the Life of Asset Plan, after making allowance for expected production losses based on historical rates of Mineral Resource to Ore Reserve conversion.

'Capital works in progress' are measured at cost less any recognised impairment. Depreciation commences when the assets are capable of operating in the manner intended by management, at which point they are transferred to the appropriate asset class.

Land is not depreciated.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components).

Depreciation methods, residual values and estimated useful lives are reviewed at least annually.

Leased right-of-use assets
Leased right-of-use assets are included within property, plant and equipment, and on inception of the lease are recognised at the amount of the corresponding lease liability, adjusted for any lease payments made at or before the lease commencement date, plus any direct costs incurred and an estimate of costs for dismantling, removing, or restoring the underlying asset and less any lease incentives received.

The right-of-use asset is depreciated on a straight-line basis over the term of the lease, or, if shorter, the useful life of the asset. The useful lives of right-of-use assets are estimated on the same basis as those of owned property, plant and equipment.

Financial assets
Investments, other than investments in subsidiaries, joint arrangements and associates, are financial asset investments and are initially recognised at fair value. The Group's financial assets are classified into the following measurement categories: debt instruments at amortised cost, equity instruments and debt instruments designated at fair value through other comprehensive income (OCI), and debt instruments, derivatives and equity instruments at fair value through profit and loss. Financial assets are classified as at amortised cost only if the asset is held within a business model whose objective is to collect the contractual cash flows and the contractual terms of the asset give rise to cash flows that are solely payments of principal and interest.

At subsequent reporting dates, financial assets at amortised cost are measured at amortised cost less any impairment losses. Other investments are classified as either at fair value through profit or loss (which includes investments held for trading) or at fair value through OCI. Both categories are subsequently measured at fair value. Where investments are held for trading purposes, unrealised gains and losses for the period are included in the income statement within other gains and losses.

The Group has elected to measure equity instruments, which are neither held for trading nor are contingent consideration in a business combination, at fair value through OCI as this better reflects the strategic nature of the Group's equity investments. For equity instruments at fair value through OCI, changes in fair value, including those related to foreign exchange, are recognised in other comprehensive income and there is no subsequent reclassification of fair value gains and losses to profit or loss.

Impairment of financial assets
A financial asset not measured at fair value through profit or loss is assessed at each reporting date to determine whether there is any objective evidence that it is impaired. The Group assesses on a forward-looking basis the expected credit losses, defined as the difference between the contractual cash flows and the cash flows that are expected to be received, associated with its assets carried at amortised cost and fair value through OCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk. For trade receivables only, the simplified approach permitted by IFRS 9 is applied, which requires expected lifetime losses to be recognised from initial recognition of the receivables.

Losses are recognised in the income statement. When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through the income statement.

Impairment losses relating to equity instruments at fair value through OCI are not reported separately from other changes in fair value.

Derecognition of financial assets and financial liabilities
Financial assets are derecognised when the right to receive cash flows from the asset has expired, the right to receive cash flows has been retained but an obligation to on-pay them in full without material delay has been assumed or the right to receive cash flows has been transferred together with substantially all the risks and rewards of ownership.

Financial liabilities are derecognised when the associated obligation has been discharged, cancelled or has expired.

Other items

40. Accounting policies continued

Environmental restoration and decommissioning obligations

An obligation to incur environmental restoration, rehabilitation and decommissioning costs arises when disturbance is caused by the development or ongoing production of a mining asset. Costs for restoration of site damage, rehabilitation and environmental costs are estimated using either the work of external consultants or internal experts. Such costs arising from the decommissioning of plant and other site preparation work, discounted to their net present value, are provided for and capitalised at the start of each project, as soon as the obligation to incur such costs arises.

These costs are recognised in the income statement over the life of the operation, through the depreciation of the asset and the unwinding of the discount on the provision. Costs for restoration of subsequent site damage which is created on an ongoing basis during production are provided for at their net present values and recognised in the income statement as ore extraction progresses.

The amount recognised as a provision represents management's best estimate of the consideration required to complete the restoration and rehabilitation activity, the application of the relevant regulatory framework and timing of expenditure. These estimates are inherently uncertain and could materially change over time. Changes in the measurement of a liability relating to the decommissioning of plant or other site preparation work (that result from changes in the estimated timing or amount of the cash flow or a change in the discount rate), are added to or deducted from the cost of the related asset in the current period. If a decrease in the liability exceeds the carrying amount of the asset, the excess is recognised immediately in the income statement. If the asset value is increased and there is an indication that the revised carrying value is not recoverable, an impairment test is performed in accordance with the accounting policy set out above.

For some South African operations, annual contributions are made to dedicated environmental rehabilitation trusts to fund the estimated cost of rehabilitation during and at the end of the life of the relevant mine. The Group exercises full control of these trusts and therefore the trusts are consolidated. The trusts' assets are disclosed separately on the balance sheet as non-current assets.

The trusts' assets are measured based on the nature of the underlying assets in accordance with accounting policies for similar assets.

Carbon credits

Carbon credits held for future sale as part of the Group's trading activities, to meet obligations in compliance markets and those expected to be surrendered for the production of 'green' or 'carbon neutral' products are accounted for under the Group's inventory accounting policy.

Carbon credits used for other purposes such as to satisfy the Group's voluntary carbon emission targets or for capital appreciation over an extended period are accounted for under the Group's accounting policy for intangible assets.

Where carbon credits are required to meet obligations in compliance markets, provisions are recognised which reflect the cost of carbon credits needed to settle the obligation relating to emissions recorded to date.

E. Working capital

Inventories

Inventory and work in progress are measured at the lower of cost and net realisable value, except for inventory held by commodity broker-traders which is measured at fair value less costs to sell and are disclosed separately to the extent that they are material. The production cost of inventory includes an appropriate proportion of depreciation and production overheads. Cost is determined on the following basis:

- Raw materials and consumables are measured at cost on a first in, first out (FIFO) basis or a weighted average cost basis
- Work in progress and finished products are measured at raw material cost, labour cost and a proportion of production overhead expenses
- Metal and coal stocks are included within finished products and are measured at average cost.

At precious metals operations that produce 'joint products', cost is allocated among precious metal products according to production volumes.

Inventory is recognised as a current asset where it is expected to be consumed in the next 12 months. Stockpiles are classified as non-current where stockpiles are not expected to be processed in the next 12 months and there is no market to sell the product in its current state.

Metal leasing

Where the Group enters into metal leasing arrangements and metal is received or provided to counterparties for a specific period of time in return for a lease fee, consideration is given to the purpose of the arrangement and whether control of the metal inventory has been transferred.

Key considerations in this assessment include whether the lessee has a practical ability to use the commodity and whether price risk has been transferred.

Where control of the inventory has been transferred to the counterparty, inventory is derecognised and a financial receivable is recorded for the future receipt of metal. The financial receivable forms part of trade and other receivables where the purpose of the arrangement is to generate a trading margin and is otherwise presented within financial asset investments.

Where the Group receives control of inventory as a result of a lease arrangement, inventory is recognised and a payable is recorded to reflect the future return obligation. This liability forms part of trade and other payables where the purpose of the arrangement is to generate a trading margin or manage physical delivery requirements and is otherwise presented within financing liabilities.

Where control of the inventory is not transferred, the arrangement has no impact on the value of inventory recorded.

Trade and other payables

The majority of the Group's trade and other payables are measured at amortised cost, using the effective interest method.

Payables related to the purchase of provisionally priced third party PGM concentrate as part of the Group's processing activities are recognised at amortised cost on delivery. Any changes in pricing between the delivery date and the date that prices are confirmed is recognised as an embedded derivative. Changes in the fair value of the embedded derivative is capitalised to inventory as it forms part of the cost directly related to bringing the inventory to its present location and condition.

Provisionally priced payables arising from the Group's commodity trading activities are recognised at fair value and subsequent fair value movements form part of the net margin reported within revenue from other sources.

F. Net debt and financial risk management

Cash and debt

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand and on demand deposits, together with short term, highly liquid investments that are readily convertible to a known amount of cash and that are subject to an insignificant risk of changes in value. Initial margin relating to the Group's commodity trading activities is presented within cash and cash equivalents as the terms of the agreement allow the Group to request closure of the open positions and return of the margin within

Other items

40. Accounting policies continued

three days. Bank overdrafts are shown within short term borrowings in current liabilities on the balance sheet.

Cash and cash equivalents in the cash flow statement are shown net of overdrafts. Cash and cash equivalents are measured at amortised cost except for money market fund investments which are held at fair value as they are redeemed through the sale of units in the funds and not solely through the recovery of principal and interest.

Financial liabilities and equity instruments
Financial liabilities and equity instruments are classified and accounted for as debt or equity according to the substance of the contractual arrangements entered into.

Borrowings
Interest bearing borrowings and overdrafts are initially recognised at fair value, net of directly attributable transaction costs. Finance charges, including premiums payable on settlement or redemption and direct issue costs, are recognised in the income statement using the effective interest method. They are added to the carrying amount of the instrument to the extent that they are not settled in the period in which they arise.

Where interest or principal payments are linked to non-financial ESG targets, the best estimate of the future payment is included in the calculation of the effective interest rate at inception. If this best estimate changes in subsequent periods, the carrying value of the borrowing is adjusted to reflect the revised forecast, discounted using the effective interest rate determined at inception and any resulting gain or loss is recognised in the income statement.

Lease liabilities
Lease liabilities recognised on balance sheet are recognised within borrowings, and with the exception of variable vessel leases are recognised as part of net debt. On inception, the lease liability is recognised as the present value of the expected future lease payments, discounted using the Group's incremental borrowing rate, adjusted to reflect the length of the lease and country of location. For a minority of leases where it is possible to determine the interest rate implicit in the lease, it is used in place of the Group's incremental borrowing rate.

Lease payments included in the lease liability consist of each of the following:

– Fixed payments, including in-substance fixed payments

– Payments whose variability is dependent only upon an index or a rate, measured initially using the index or rate at the lease commencement date. The lease liability is revalued when there is a change in future lease payments arising from a change in an index or rate

– Any amounts expected to be payable under a guarantee of residual value

– The exercise price of a purchase option that the Group is reasonably certain to exercise, the lease payments after the date of a renewal option if the Group is reasonably certain to exercise its option to renew the lease, and penalties for exiting a lease agreement unless the Group is reasonably certain not to exit the lease early.

Variable leasing costs (other than those referred to above) and the costs of non-lease components are not included in the lease liability and are charged to operating costs in underlying EBITDA as they are incurred.

The lease liability is measured at amortised cost using the effective interest method. It is remeasured when there is a change to the forecast lease payments. When the lease liability is remeasured, an adjustment is made to the corresponding right-of-use asset.

Derivative financial instruments and hedge accounting
In order to hedge its exposure to foreign exchange, interest rate and commodity price risk, the Group enters into forward, option and swap contracts. Commodity based (own use) contracts that meet the scope exemption in IFRS 9 are recognised in earnings when they are settled by physical delivery. Commodity contracts which do not meet the own use criteria are accounted for as derivatives.

All derivatives are held at fair value in the balance sheet within 'Derivative financial assets' or 'Derivative financial liabilities' except if they are linked to settlement and delivery of an unquoted equity instrument and the fair value cannot be measured reliably, in which case they are carried at cost. A derivative cannot be measured reliably where the range of reasonable fair value estimates is significant and the probabilities of various estimates cannot be reasonably assessed. Derivatives are classified as current or non-current depending on the contractual maturity of the derivative.

Changes in the fair value of derivative financial instruments that are designated and effective as hedges of future cash flows (cash flow hedges) are recognised directly in equity. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. If the cash flow hedge of a firm commitment or forecast transaction results in the recognition of a non-financial asset or liability, then, at the time the asset or liability is recognised, the associated gains or losses on the derivative that had previously been recognised in equity are included in the initial measurement of the asset or liability. For hedges that do not result in the recognition of a non-financial asset or liability, amounts deferred in equity are recognised in the income statement in the same period in which the hedged item affects profit or loss.

For an effective hedge of an exposure to changes in fair value, the hedged item is adjusted for changes in fair value attributable to the risk being hedged. The corresponding entry and gains or losses arising from remeasuring the associated derivative are recognised in the income statement within financing remeasurements.

Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. The Group's material hedging instruments are interest rate swaps that have similar critical terms to the related debt instruments, such as payment dates, maturities and notional amount. As all critical terms matched during the year, there was no material hedge ineffectiveness. The Group also uses cross currency swaps to manage foreign exchange risk associated with borrowings denominated in foreign currencies. These are not designated in an accounting hedge as there is a natural offset against foreign exchange movements on associated borrowings.

The Group has designated the embedded derivative component of the royalty liability (see note 24) as a cash flow hedge of future revenue cash flows from the Woodsmith project. In future periods, assuming the hedge remains effective, fair value derivative gains and losses as a result of changing forecast price and production forecasts will be recorded within other comprehensive income and recycled to revenue as the related revenue is recognised.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised, revoked, or no longer qualifies for hedge accounting. At that time, any cumulative gain or loss on the hedging instrument recognised in equity is retained until the forecast transaction occurs. If a hedge transaction is no longer expected to occur, the net cumulative gain or loss previously recognised in equity is recycled to the income statement for the period.

Changes in the fair value of any derivative instruments that are not designated in a hedge relationship are recognised immediately in the income statement.

Other items

40. Accounting policies continued

Derivatives embedded in other financial instruments or non-financial host contracts (other than financial assets in the scope of IFRS 9) are treated as separate derivatives when their risks and characteristics are not closely related to those of their host contracts and the host contracts themselves are not carried at fair value with unrealised gains or losses reported in the income statement.

Derivatives embedded in contracts which are financial assets in the scope of IFRS 9 are not separated and the whole contract is accounted for at either amortised cost or fair value.

The Group uses interest rate derivatives to swap the majority of its Euro, Sterling and US dollar bonds from fixed interest rates to EURIBOR, SONIA and SOFR rates respectively. Any non-USD interest rate derivatives are swapped to SOFR using cross currency interest rate swaps which are not designated into accounting hedges. The interest rate derivatives are designated into accounting fair value hedges.

G. Taxation

Tax

The tax expense includes the current tax and deferred tax charge recognised in the income statement.

Current tax payable is based on taxable profit for the year. Taxable profit differs from profit before tax as reported in the income statement because it excludes items of income or expense that are taxable or deductible in other years and it further excludes items that are not taxable or deductible. The Group's liability for current tax is calculated using tax rates that have been enacted or substantively enacted by the reporting date.

Deferred tax is recognised in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilised. Probable taxable profits are based on evidence of historical profitability and taxable profit forecasts limited by reference to the criteria set out in IAS 12 *Income Taxes*. Such assets and liabilities are not recognised if the temporary differences arise from the initial recognition of goodwill or of an asset or liability in a transaction (other than in a business combination) that affects neither taxable profit nor accounting profit, and does not give rise to equal taxable and deductible temporary differences.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries, joint arrangements and associates except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the period when the liability is settled or the asset is realised, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax is charged or credited to the income statement, except when it relates to items charged or credited directly to equity, in which case the deferred tax is also taken directly to equity.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis with that taxation authority.

H. Employees

Retirement benefits

The Group's accounting policy involves the use of 'best estimate' assumptions in calculating the schemes' valuations in accordance with the accounting standard. This valuation methodology differs from that applied in calculating the funding valuations, which require the use of 'prudent' assumptions, such as lower discount rates, higher assumed rates of future inflation expectations and greater improvements in life expectancy, leading to a higher value placed on the liabilities. The funding valuations are carried out every three years, using the projected unit credit method, by independent qualified actuaries and are used to determine the money that must be put into the funded schemes. The Group operates both defined benefit and defined contribution pension plans for its employees as well as post employment medical plans. For defined contribution plans the amount recognised in the income statement is the contributions paid or payable during the year.

For defined benefit pension and post employment medical plans, full actuarial valuations are carried out at least every three years using the projected unit credit method and updates are performed for each financial year end. The average discount rate for the plans' liabilities is based on AA-rated corporate bonds of a suitable duration and currency or, where there is no deep market for such bonds, is based on government bonds. Pension plan assets are measured using year end market values.

Remeasurements comprising actuarial gains and losses, movements in asset surplus restrictions and the return on scheme assets (excluding interest income) are recognised immediately in the statement of comprehensive income and are not recycled to the income statement. Any increase in the present value of plan liabilities expected to arise from employee service during the year is charged to operating profit. The net interest income or cost on the net defined benefit asset or liability is included in investment income or interest expense respectively.

The retirement benefit obligation recognised on the balance sheet represents the present value of the deficit or surplus of the defined benefit plans. Any recognised surplus is limited to the present value of available refunds or reductions in future contributions to the plan.

Share-based payments

The Group makes equity settled share-based payments to certain employees, which are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Group's estimate of shares that will eventually vest. For those share schemes with market related vesting conditions, the fair value is determined using the Monte Carlo model at the grant date. The fair value of share options issued with non-market vesting conditions has been calculated using the Black Scholes model.

For all other share awards, the fair value is determined by reference to the market value of the shares at the grant date. For all share schemes with non-market vesting conditions, the likelihood of vesting has been taken into account when determining the relevant charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.

I. Group structure

Associates and joint arrangements

Associates are investments over which the Group has significant influence, which is the power to participate in the financial and operating policy decisions of the investee, but without the ability to exercise control or joint control. Typically the Group owns between 20% and 50% of the voting equity of its associates.

Joint arrangements are arrangements in which the Group shares joint control with one or more parties. Joint control is the contractually agreed sharing of control of an arrangement, and exists only when decisions about the activities that significantly affect the

Other items

40. Accounting policies continued

arrangement's returns require the unanimous consent of the parties sharing control.

Judgement is required in determining this classification through an evaluation of the facts and circumstances arising from each individual arrangement. Joint arrangements are classified as either joint operations or joint ventures based on the rights and obligations of the parties to the arrangement. In joint operations, the parties have rights to the assets and obligations for the liabilities relating to the arrangement, whereas in joint ventures, the parties have rights to the net assets of the arrangement.

Joint arrangements that are not structured through a separate vehicle are always joint operations. Joint arrangements that are structured through a separate vehicle may be either joint operations or joint ventures depending on the substance of the arrangement. In these cases, consideration is given to the legal form of the separate vehicle, the terms of the contractual arrangement and, where relevant, other facts and circumstances. When the activities of an arrangement are primarily designed for the provision of output to the parties, and the parties are substantially the only source of cash flows contributing to the continuity of the operations of the arrangement, this indicates that the parties to the arrangements have rights to the assets and obligations for the liabilities.

Certain joint arrangements that are structured through separate vehicles including Collahuasi, Debswana and Namdeb are accounted for as joint operations. These arrangements are primarily designed for the provision of output to the parties sharing joint control, indicating that the parties have rights to substantially all the economic benefits of the assets. The liabilities of the arrangements are in substance satisfied by cash flows received from the parties; this dependence indicates that the parties effectively have obligations for the liabilities. It is primarily these facts and circumstances that give rise to the classification as joint operations.

The Group accounts for joint operations by recognising the assets, liabilities, revenue and expenses for which it has rights or obligations, including its share of such items held or incurred jointly.

Investments in associates and joint ventures are accounted for using the equity method of accounting except when classified as held for sale. The Group's share of associates' and joint ventures' net income is based on their most recent audited financial statements or unaudited interim statements drawn up to the Group's balance sheet date.

The total carrying values of investments in associates and joint ventures represent the cost of each investment including the carrying value of goodwill, the share of post-acquisition retained earnings, any other movements in reserves and any long term debt interests which in substance form part of the Group's net investment, less any cumulative impairments. The carrying values of associates and joint ventures are reviewed on a regular basis and if there is objective evidence that an impairment in value has occurred as a result of one or more events during the period, the investment is impaired. Investments which have been previously impaired are regularly reviewed for indicators of impairment reversal.

The Group's share of an associate's or joint venture's losses in excess of its interest in that associate or joint venture is not recognised unless the Group has an obligation to fund such losses. Unrealised gains arising from transactions with associates and joint ventures are eliminated against the investment to the extent of the Group's interest in the investee. Unrealised losses are eliminated in the same way, but only to the extent that there is no evidence of impairment.

Non-current assets and disposal groups held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is met only when a sale is highly probable within one year from the date of classification, management is committed to the sale and the asset or disposal group is available for immediate sale in its present condition. Furthermore, actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn.

Non-current assets and disposal groups are classified as held for sale from the date these conditions are met and are measured at the lower of carrying amount and fair value less costs to sell. Any resulting impairment loss is recognised in the income statement. Costs to sell are the incremental costs directly attributable to the disposal of an asset (disposal group), excluding finance costs and income tax expense.

On classification as held for sale the assets are no longer depreciated. Comparative amounts are not adjusted.

Component of the Group classified as held for sale or disposed of in the period is presented as discontinued operations where it either represents a separate major line of business or geographical area of operations or is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations. A discontinued operation is presented as a single amount in the income statement and as a single amount in each category of cash flows in the statement of cash flows. Comparative amounts are re-presented.

Black Economic Empowerment (BEE) transactions

Where the Group disposes of a portion of a South African based subsidiary or operation to a BEE company at a discount to fair value, the transaction is considered to be a share-based payment (in line with the principle contained in South Africa interpretation AC 503 *Accounting for Black Economic Empowerment (BEE) Transactions*).

The discount provided or value given is calculated in accordance with IFRS 2 *Share-based Payments* and the cost, representing the fair value of the BEE credentials obtained by the subsidiary, is recorded in the income statement.

Financial statements of the Parent Company

Balance sheet of the Parent Company, Anglo American plc, as at 31 December 2024

US$ million	Note	**2024**	2023
Fixed assets			
Investment in subsidiaries	1	**33,257**	33,113
		33,257	33,113
Current assets			
Cash at bank and in hand		**1**	—
		1	—
Creditors due within one year			
Amounts owed to Group undertakings		**(1,904)**	(2,239)
		(1,904)	(2,239)
Net current liabilities		**(1,903)**	(2,239)
Total assets less current liabilities		**31,354**	30,874
Net assets		**31,354**	30,874
Capital and reserves			
Called-up share capital	2	**734**	734
Share premium account	2	**2,558**	2,558
Capital redemption reserve	2	**153**	153
Other reserves	2	**1,955**	1,955
Retained earnings	2	**25,954**	25,474
Total shareholders' funds		**31,354**	30,874

Statement of changes in equity of the Parent Company

US$ million	Called-up share capital	Share premium account	Capital redemption reserve	Other reserves	Retained earnings	Total
At 1 January 2023	734	2,558	153	1,955	25,706	31,106
Profit for the financial year	—	—	—	—	1,061	1,061
Dividends[1]	—	—	—	—	(1,213)	(1,213)
Equity settled share-based payments schemes	—	—	—	—	2	2
Treasury shares purchased	—	—	—	—	(254)	(254)
Capital contribution to Group undertakings	—	—	—	—	168	168
Other	—	—	—	—	4	4
At 31 December 2023	734	2,558	153	1,955	25,474	30,874
Profit for the financial year	—	—	—	—	1,182	1,182
Dividends[1]	—	—	—	—	(782)	(782)
Treasury shares purchased	—	—	—	—	(82)	(82)
Capital contribution to Group undertakings	—	—	—	—	162	162
At 31 December 2024	**734**	**2,558**	**153**	**1,955**	**25,954**	**31,354**

[1] Dividends relate only to shareholders on the United Kingdom principal register excluding dividends waived by Wealth Nominees Limited as nominees for Estera Trust (Jersey) Limited, the trustee for the Anglo American employee share scheme. Dividends paid to shareholders on the Johannesburg branch register are distributed by a South African subsidiary in accordance with the terms of the Dividend Access Share Provisions of Anglo American plc's Articles of Association. The directors are proposing a final dividend in respect of the year ended 31 December 2024 of 22 US cents per share (see note 6 to the Consolidated financial statements). The profit after tax for the year of the Parent Company amounted to $1,182 million (2023: $1,061 million).

The financial statements of Anglo American plc, registered number 03564138, were approved by the Board of directors on 19 February 2025 and signed on its behalf by:

Duncan Wanblad
Chief Executive

John Heasley
Finance Director

1. Investment in subsidiaries

US$ million	2024	2023
Cost		
At 1 January	33,113	32,971
Capital contributions[1]	144	142
At 31 December	33,257	33,113
Provisions for impairment		
At 1 January	—	—
Impairment reversal	—	—
At 31 December	—	—
Net book value	33,257	33,113

[1] This amount represents the Group share-based payment charge and is net of $18 million (2023: $26 million) of intra-group recharges.

Further information about subsidiaries is provided in note 37 to the Consolidated financial statements.

2. Accounting policies: Anglo American plc (the Company)

The Parent Company balance sheet and related notes have been prepared under the historical cost convention and in accordance with Financial Reporting Standard 100 *Application of Financial Reporting Requirements* (FRS 100) and Financial Reporting Standard 101 *Reduced Disclosure Framework* (FRS 101).

The Parent Company financial statements have been prepared in accordance with the requirements of the Companies Act 2006 and The Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 (SI 2008/410).

A summary of the material accounting policies is set out below.

The preparation of financial statements in compliance with FRS 101 requires the use of certain critical accounting estimates. It also requires management to exercise judgement in applying the Parent Company's accounting policies.

As permitted by section 408 of the Companies Act 2006, the statement of comprehensive income of the Parent Company is not presented as part of these financial statements.

The Parent Company has taken advantage of the following disclosure exemptions under FRS 101:

– the requirements of paragraphs 45(b) and 46-52 of IFRS 2 *Share-based Payments*

– the requirements of IFRS 7 *Financial Instruments: Disclosures*

– the requirements of paragraphs 91-99 of IFRS 13 *Fair Value Measurement*

– the requirement in paragraph 38 of IAS 1 *Presentation of Financial Statements* to present comparative information in respect of paragraph 79(a)(iv) of IAS 1

– the requirements of paragraphs 10(d), 10(f), 16, 38A, 38B, 38C, 38D, 40A, 40B, 40C, 40D, 111 and 134-136 of IAS 1 *Presentation of Financial Statements*

– the requirements of IAS 7 *Statement of Cash Flows*

– the requirements of paragraphs 30 and 31 of IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*

– the requirements of paragraphs 17 and 18A of IAS 24 *Related Party Disclosures*

– the requirements in IAS 24 *Related Party Disclosures* to disclose related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such a member.

Material accounting policies
Investments
Investments represent equity holdings in subsidiaries and are measured at cost less accumulated impairment.

Financial instruments
The Parent Company recognises financial instruments when it becomes a party to the contractual arrangements of the instrument. Financial instruments are derecognised when they are discharged or when the contractual terms expire.

Dividends
Interim equity dividends are recognised when declared. Final equity dividends are recognised when approved by the shareholders at an Annual General Meeting.

Share-based payments
The Parent Company has applied the requirements of IFRS 2 *Share-based Payments*.

2. Accounting policies: Anglo American plc (the Company) continued

The Parent Company makes equity settled share-based payments to the directors, which are measured at fair value at the date of grant and expensed on a straight-line basis over the vesting period, based on the Parent Company's estimate of shares that will eventually vest. For those share schemes with market related vesting conditions, the fair value is determined using the Monte Carlo model at the grant date. The fair value of share options issued with non-market vesting conditions has been calculated using the Black Scholes model. For all other share awards, the fair value is determined by reference to the market value of the shares at the grant date. For all share schemes with non-market vesting conditions, the likelihood of vesting has been taken into account when determining the relevant charge. Vesting assumptions are reviewed during each reporting period to ensure they reflect current expectations.

The Parent Company also makes equity settled share-based payments to certain employees of certain subsidiary undertakings. Equity settled share-based payments that are made to employees of the Parent Company's subsidiaries are treated as increases in equity over the vesting period of the award, with a corresponding increase in the Parent Company's investments in subsidiaries, based on an estimate of the number of shares that will eventually vest.

Any payments received from subsidiaries are applied to reduce the related increases in Investments in subsidiaries.

Taxation
Current and deferred tax is recognised in the statement of comprehensive income of the Parent Company, except that a charge attributable to an item of income and expense recognised as other comprehensive income or to an item recognised directly in equity is also recognised in other comprehensive income or directly in equity respectively.

The only income of the Parent Company is dividend income from subsidiaries. This income is non-taxable and there is no tax charge for the year (2023: nil).

Significant accounting judgements and estimates
In the course of preparing financial statements, management necessarily makes judgements and estimates that can have a significant impact on the financial statements. The critical judgements that affect the results for the year ended 31 December 2024 are set out below.

Impairment of investments in subsidiaries
Judgement is required to determine whether there are indicators that the Company's equity investments in subsidiaries may be impaired. When making this judgement, consideration is given to various factors, including the market capitalisation of the Group, the net asset value of the Company's direct subsidiaries and the recoverable amount of operating assets based on the Group's impairment and impairment reversal assessments (see note 7 and note 8 to the Consolidated financial statements for further information).

If an impairment indicator were identified, estimation would be required to determine the recoverable amount of the investments. Recoverable amount is the higher of fair value less costs of disposal and value in use.

If the recoverable amount of an investment is estimated to be less than its carrying amount, the carrying amount of the investment is reduced to its recoverable amount and an impairment loss is recognised in the statement of comprehensive income.

There were no impairment indicators identified.

3. Fees for non-audit services

Fees payable to PwC for non-audit services to the Parent Company are not required to be disclosed because they are included within the consolidated disclosure in note 39 to the Consolidated financial statements.

Summary by operation

This section includes certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 334.

Marketing activities are allocated to the underlying operation to which they relate.

US$ million (unless otherwise stated)	Sales volume	Realised price	Unit cost	Group revenue[1]	Underlying EBITDA	Underlying EBIT	Underlying earnings	2024 Capital expenditure
	kt	c/lb	c/lb					
Copper	769 [2]	416 [3]	151 [4]	7,572	3,805	2,804	1,336	1,598
Copper Chile	463 [2]	416 [3]	181	4,668	2,049	1,398	n/a	1,161
Los Bronces[5]	174	n/a	273 [4]	1,535	467	189	n/a	277
Collahuasi[6]	242	n/a	120 [4]	2,293	1,447	1,175	747	837
Other operations[7]	47	n/a	n/a	840	135	34	n/a	47
Copper Peru (Quellaveco)[8]	306	415	105 [4]	2,904	1,756	1,406	622	437
	Mt	$/t	$/t					
Iron Ore	60.9 [9]	89 [10]	35 [11]	6,573	2,655	2,135	1,110	945
Kumba Iron Ore[12]	36.2 [9]	92 [10]	39 [11]	3,796	1,581	1,260	450	527
Iron Ore Brazil (Minas-Rio)	24.7 [9]	84 [10]	30 [11]	2,777	1,074	875	660	418
	koz	$/PGM oz	$/PGM oz					
Platinum Group Metals	4,078 [13]	1,468 [14]	957 [15]	5,962	1,106	668	356	1,013
Mogalakwena	1,061 [13]	1,484 [14]	845 [15]	1,567	602	368	n/a	558
Amandelbult	676 [13]	1,651 [14]	1,217 [15]	1,110	198	137	n/a	58
Processing and trading[16]	1,575 [13]	n/a	n/a	2,198	373	324	n/a	n/a
Other[17]	766	1,353	1,022	1,087	(67)	(161)	n/a	397
	'000 cts	$/ct	$/ct					
De Beers	17,883 [18]	152 [19]	93 [20]	3,292 [21]	(25)	(349)	(288)	536
Mining								
Botswana	n/a	143 [19]	39 [20]	n/a	241	185	n/a	83
Namibia	n/a	426 [19]	295 [20]	n/a	121	82	n/a	41
South Africa	n/a	85 [19]	115 [20]	n/a	(54)	(126)	n/a	312
Canada	n/a	79 [19]	56 [20]	n/a	45	11	n/a	63
Trading	n/a	n/a	n/a	n/a	(50)	(54)	n/a	1
Other[22]	n/a	n/a	n/a	n/a	(328)	(447)	n/a	36
	Mt	$/t	$/t					
Steelmaking Coal	14.4 [23]	232 [24]	124 [25]	3,519	924	480	356	468
	kt	$/lb	c/lb					
Nickel	39	6.82	481 [26]	646	92	80	126	74
	Mt	$/t	$/t					
Manganese (Samancor)	1.9	n/a	n/a	359	116	31	—	—
Crop Nutrients	n/a	n/a	n/a	188	(34)	(35)	(27)	834
Woodsmith	n/a	n/a	n/a	n/a	n/a	n/a	n/a	834
Other[27]	n/a	n/a	n/a	188	(34)	(35)	(27)	—
Corporate and other[28]	n/a	n/a	n/a	471	(179)	(529)	(1,032)	22
Exploration	n/a	n/a	n/a	n/a	(118)	(118)	(116)	1
Corporate activities and unallocated costs	n/a	n/a	n/a	471	(61)	(411)	(916)	21
	n/a	n/a	n/a	28,582	8,460	5,285	1,937	5,490

See page 324 for footnotes.

US$ million (unless otherwise stated)	Sales volume	Realised price	Unit cost	Group revenue[1]	Underlying EBITDA	Underlying EBIT	Underlying earnings	2023 Capital expenditure
	kt	c/lb	c/lb					
Copper	843 [2]	384 [3]	166 [4]	7,360	3,233	2,451	1,099	1,684
Copper Chile	505 [2]	384 [3]	200	4,615	1,452	893	n/a	1,268
Los Bronces[5]	217	n/a	304 [4]	1,724	114	(94)	n/a	552
Collahuasi[6]	248	n/a	113 [4]	2,197	1,372	1,124	760	678
Other operations[7]	40	n/a	n/a	694	(34)	(137)	n/a	38
Copper Peru (Quellaveco)[8]	339	384	111 [4]	2,745	1,781	1,558	578	416
	Mt	$/t	$/t					
Iron Ore	61.5 [9]	114 [10]	38 [11]	8,000	4,013	3,549	1,792	909
Kumba Iron Ore[12]	37.2 [9]	117 [10]	41 [11]	4,680	2,415	2,136	772	538
Iron Ore Brazil (Minas-Rio)	24.3 [9]	110 [10]	33 [11]	3,320	1,598	1,413	1,020	371
	koz	$/PGM oz	$/PGM oz					
Platinum Group Metals	3,925 [13]	1,657 [14]	968 [15]	6,734	1,209	855	448	1,108
Mogalakwena	1,011 [13]	1,718 [14]	884 [15]	1,740	778	601	n/a	519
Amandelbult	668 [13]	1,934 [14]	1,189 [15]	1,294	323	276	n/a	75
Processing and trading[16]	1,352 [13]	n/a	n/a	2,247	(138)	(173)	n/a	n/a
Other[17]	894	1,587	973	1,453	246	151	n/a	514
	'000 cts	$/ct	$/ct					
De Beers	24,682 [18]	147 [19]	71 [20]	4,267 [21]	72	(252)	(314)	623
Mining								
Botswana	n/a	168 [19]	31 [20]	n/a	412	349	n/a	74
Namibia	n/a	515 [19]	246 [20]	n/a	159	123	n/a	35
South Africa	n/a	109 [19]	97 [20]	n/a	26	5	n/a	403
Canada	n/a	85 [19]	48 [20]	n/a	35	(6)	n/a	63
Trading	n/a	n/a	n/a	n/a	(104)	(111)	n/a	2
Other[22]	n/a	n/a	n/a	n/a	(456)	(612)	n/a	46
	Mt	$/t	$/t					
Steelmaking Coal	14.9 [23]	261 [24]	121 [25]	4,153	1,320	822	684	619
	kt	$/lb	c/lb					
Nickel	40	7.71	541 [26]	653	133	62	65	91
	Mt	$/t	$/t					
Manganese (Samancor)	3.7	n/a	n/a	670	231	145	66	—
Crop Nutrients	n/a	n/a	n/a	225	(60)	(61)	(75)	641
Woodsmith	n/a	n/a	n/a	n/a	n/a	n/a	n/a	641
Other[27]	n/a	n/a	n/a	225	(60)	(61)	(75)	—
Corporate and other[28]	n/a	n/a	n/a	440	(193)	(403)	(833)	59
Exploration	n/a	n/a	n/a	n/a	(107)	(107)	(97)	3
Corporate activities and unallocated costs	n/a	n/a	n/a	440	(86)	(296)	(736)	56
	n/a	n/a	n/a	32,502	9,958	7,168	2,932	5,734

[1] Group revenue is shown after deduction of treatment and refining charges (TC/RCs).

[2] Shown on a contained metal basis. Excludes 422 kt third-party sales (2023: 444 kt).

[3] Represents realised copper price and excludes impact of third-party sales.

[4] C1 unit cost includes by-product credits.

[5] Figures on a 100% basis (Group's share: 50.1%).

[6] 44% share of Collahuasi sales and financials.

[7] Other operations form part of the results of Copper Chile. Sales are from El Soldado mine (figures on a 100% basis, Group's share: 50.1%). Financials include El Soldado and Chagres (figures on a 100% basis, Group's share: 50.1%), third-party trading, projects, including Sakatti, and corporate costs. El Soldado mine C1 unit costs decreased by 26% to 233c/lb (31 December 2023: 316c/lb).

[8] Figures on a 100% basis (Group's share: 60%).

[9] Sales volumes are reported as wet metric tonnes. Product is shipped with c.1.6% moisture from Kumba and c.9% moisture from Minas-Rio.

[10] Prices for Kumba Iron Ore are the average realised export basket price (FOB Saldanha) (wet basis). Prices for Minas-Rio are the average realised export basket price (FOB Brazil) (wet basis). Prices for total iron ore are a blended average.

[11] Unit costs are reported on an FOB wet basis. Unit costs for total iron ore are a blended average.

[12] Sales volumes, stock and realised price could differ to Kumba's stand-alone reported results due to sales to other Group companies.

[13] PGM sales volumes exclude tolling and third-party trading activities.

[14] Price for a basket of goods per PGM oz. The dollar basket price is the net sales revenue from all metals sold (PGMs, base metals and other metals) excluding trading and foreign exchange translation impacts, per PGM 5E + gold ounces sold (own mined and purchase of concentrate) excluding trading.

[15] Total cash operating costs (includes on-mine, smelting and refining costs only) per own mined PGM ounce of production.

[16] Includes purchase of concentrate from joint operations and third parties for processing into refined metals, tolling and third-party trading activities, with the exception of production and sales volumes which exclude tolling and trading. The disposal of our 50% interest in Kroondal was completed and effective on 1 November 2023. This resulted in Kroondal moving to a 100% third-party POC arrangement, until it transferred to a toll arrangement. As expected, from 1 September 2024, Kroondal transitioned to a 4E toll arrangement on the same terms as other Sibanye-Stillwater tolled volumes.

[17] Includes Mototolo, Unki, our 50% share of Modikwa (joint operation), and our 50% share of Kroondal until the disposal of our interest in the joint operation on 1 November 2023.

[18] Total sales volumes on a 100% basis were 19.4 million carats (2023: 27.4 million carats). Total sales volumes (100%) include De Beers Group's joint arrangement partners' 50% proportionate share of sales to entities outside De Beers Group from Diamond Trading Company Botswana and Namibia Diamond Trading Company.

[19] Pricing for the mining businesses is based on 100% selling value post-aggregation of goods. Realised price includes the price impact of the sale of non-equity product and, as a result, is not directly comparable to the unit cost.

[20] Unit cost is based on consolidated production and operating costs, excluding depreciation and operating special items, divided by carats recovered.

[21] Includes rough diamond sales of $2.7 billion (2023: $3.6 billion).

[22] Other includes Element Six, brands and consumer markets, and corporate.

[23] Sales volumes exclude thermal coal sales of 2.0 Mt (2023: 1.7 Mt). Includes sales relating to third-party product purchased and processed by Anglo American. Sales volumes from Jellinbah post 1 November 2024, after the sale was agreed, have been excluded.

[24] Realised price is the weighted average hard coking coal and PCI export sales price achieved at managed operations.

[25] FOB unit cost comprises managed operations and excludes royalties.

[26] C1 unit cost.

[27] Other comprises projects and corporate costs as well as the share in associate results from The Cibra Group, a fertiliser distributor based in Brazil.

[28] Revenue within Corporate activities and unallocated costs primarily relates to third-party shipping activities, as well as the Marketing business' energy solutions activities. Refer to note 2 for more details.

Key financial data

This section includes certain Alternative Performance Measures (APMs). For more information on the APMs used by the Group, including definitions, please refer to page 334.

US$ million (unless otherwise stated)	2024	2023	2022 (restated)	2021	2020 (restated)	2019 (restated)	2018	2017	2016	2015
Income statement measures										
Group revenue[(1)]	28,582	32,502	37,391	43,258	26,883	31,825	30,196	28,650	23,142	23,003
Underlying EBIT	5,285	7,168	11,963	17,790	7,050	7,010	6,377	6,247	3,766	2,223
Underlying EBITDA	8,460	9,958	14,495	20,634	9,802	10,006	9,161	8,823	6,075	4,854
Revenue[(1)]	27,290	30,652	35,118	41,554	25,447	29,870	27,610	26,243	21,378	20,455
Net finance costs (before special items and remeasurements)	(710)	(556)	(342)	(277)	(775)	(420)	(380)	(473)	(209)	(458)
(Loss)/profit before tax	(924)	3,595	9,480	17,629	5,464	6,146	6,189	5,505	2,624	(5,454)
(Loss)/profit for the financial year	(2,788)	1,344	6,024	11,699	3,328	4,582	4,373	4,059	1,926	(5,842)
Non-controlling interests	(280)	(1,061)	(1,510)	(3,137)	(1,239)	(1,035)	(824)	(893)	(332)	218
(Loss)/profit attributable to equity shareholders of the Company	(3,068)	283	4,514	8,562	2,089	3,547	3,549	3,166	1,594	(5,624)
Underlying earnings	1,937	2,932	6,036	8,925	3,135	3,468	3,237	3,272	2,210	827
Balance sheet measures										
Capital employed[(2)]	39,001	42,427	40,541	38,312	37,970	35,576	32,269	32,813	31,904	32,842
Net assets[(2)]	28,533	31,617	33,953	34,770	32,766	31,385	29,832	28,882	24,325	21,342
Non-controlling interests[(2)]	(7,773)	(6,560)	(6,635)	(6,945)	(6,942)	(6,590)	(6,234)	(5,910)	(5,309)	(4,773)
Equity attributable to equity shareholders of the Company[(2)]	20,760	25,057	27,318	27,825	25,824	24,795	23,598	22,972	19,016	16,569
Cash flow measures										
Cash flows from operations	9,362	8,115	11,889	20,588	7,998	9,260	7,782	8,375	5,838	4,240
Capital expenditure	(5,490)	(5,734)	(5,738)	(5,193)	(4,125)	(3,840)	(2,818)	(2,150)	(2,387)	(4,177)
Net debt[(3)]	(10,623)	(10,615)	(6,918)	(3,842)	(5,530)	(4,535)	(2,848)	(4,501)	(8,487)	(12,901)
Metrics and ratios										
Underlying earnings per share (US$)	1.60	2.42	4.97	7.22	2.53	2.75	2.55	2.57	1.72	0.64
Earnings per share (US$)	(2.53)	0.23	3.72	6.93	1.69	2.81	2.80	2.48	1.24	(4.36)
Ordinary dividend per share (US cents)	22	96	198	289	100	109	100	102	—	32
Ordinary dividend cover (based on underlying earnings per share)	7.3	2.5	2.5	2.5	2.5	2.5	2.6	2.5	—	2.0
Underlying EBIT margin	18.5%	22.1%	32.0%	41.1%	26.2%	22.0%	21.1%	21.8%	16.3%	9.7%
Underlying EBIT interest cover[(4)]	7.4	15.5	31.8	45.2	11.2	18.0	19.9	16.5	16.7	10.1
Underlying effective tax rate	41.1%	38.5%	34.0%	31.4%	31.2%	30.8%	31.3%	29.7%	24.6%	31.0%
Gearing (net debt to total capital)[(5)]	27%	25%	17%	10%	14%	13%	9%	13%	26%	38%

[(1)] Third-party trading amounts restated from a gross to a net presentation in 2020. Amounts prior to 2020 have not been restated.

[(2)] 2022 figures are restated for the adoption of the amendment to IAS 12 *Income Taxes*.

[(3)] The Group amended the definition of net debt in 2021 to exclude variable vessel leases. The amounts for 2020 and 2019 were therefore restated from $5,575 million to $5,530 million in 2020 and from $4,626 million to $4,535 million in 2019. Amounts prior to 2019 have not been restated.

[(4)] Underlying EBIT interest cover is underlying EBIT divided by net finance costs, excluding net foreign exchange gains and losses, unwinding of discount relating to provisions and other liabilities, financing special items and remeasurements, and including the Group's attributable share of associates' and joint ventures' net finance costs.

[(5)] Net debt to total capital is calculated as net debt divided by total capital (being 'Net assets' as shown in the Consolidated balance sheet excluding net debt and variable vessel leases). The 2020 figures were restated to exclude variable vessel leases. Amounts prior to 2020 have not been restated.

Exchange rates and commodity prices

US$ exchange rates		**2024**	2023
Year end spot rates			
South African rand		**18.73**	18.52
Brazilian real		**6.18**	4.86
Sterling		**0.80**	0.79
Australian dollar		**1.61**	1.47
Euro		**0.96**	0.90
Chilean peso		**990**	885
Botswanan pula		**13.94**	13.43
Peruvian sol		**3.76**	3.70
Average rates for the year			
South African rand		**18.32**	18.46
Brazilian real		**5.38**	4.99
Sterling		**0.78**	0.80
Australian dollar		**1.52**	1.51
Euro		**0.92**	0.92
Chilean peso		**944**	840
Botswanan pula		**13.56**	13.35
Peruvian sol		**3.75**	3.74

Commodity prices		**2024**	2023
Year end spot prices			
Copper[1]	US cents/lb	**395**	384
Nickel[1]	US$/lb	**6.85**	7.39
Platinum[2]	US$/oz	**914**	1,006
Palladium[2]	US$/oz	**909**	1,119
Rhodium[3]	US$/oz	**4,575**	4,425
Iron ore (62% Fe CFR)[4]	US$/tonne	**100**	141
Iron ore (65% Fe Fines CFR)[5]	US$/tonne	**115**	152
Hard coking coal (FOB Australia)[4]	US$/tonne	**197**	324
PCI (FOB Australia)[4]	US$/tonne	**150**	176
Manganese ore (44% CIF China)[5]	US$/dmtu	**4.08**	4.17
Average market prices for the year			
Copper[1]	US cents/lb	**415**	385
Nickel[1]	US$/lb	**7.63**	9.74
Platinum[2]	US$/oz	**956**	965
Palladium[2]	US$/oz	**984**	1,336
Rhodium[3]	US$/oz	**4,637**	6,611
Iron ore (62% Fe CFR)[4]	US$/tonne	**109**	120
Iron ore (65% Fe Fines CFR)[5]	US$/tonne	**123**	132
Hard coking coal (FOB Australia)[4]	US$/tonne	**240**	296
PCI (FOB Australia)[4]	US$/tonne	**165**	219
Manganese ore (44% CIF China)[5]	US$/dmtu	**5.56**	4.75

[1] Source: London Metal Exchange (LME).
[2] Source: London Platinum and Palladium Market (LPPM).
[3] Source: Johnson Matthey.
[4] Source: Platts.
[5] Source: Metal Bulletin.

Ore Reserves and Mineral Resources
as at 31 December 2024

The Ore Reserve and Mineral Resource estimates presented in this report were prepared in accordance with the Anglo American Group Ore Reserves and Mineral Resources Reporting Policy. This policy stipulates that the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code), 2012 edition, be used as a minimum standard. This section should be read in conjunction with the Ore Reserves and Mineral Resources Report 2024.

Some Anglo American subsidiaries have a primary listing in South Africa where public reporting is carried out in accordance with the South African Code for Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the SAMREC Code), 2016 edition. The SAMREC Code is similar to the JORC Code and the Ore Reserve and Mineral Resource terminology appearing in this section follows the definitions in both the JORC (2012) and SAMREC (2016) Codes. Ore Reserves in the context of this report have the same meaning as 'Mineral Reserves'.

The Anglo American Mineral Resources and Reserves (MinRes) team is responsible for ensuring the implementation of the Ore Reserve and Mineral Resource Reporting Policy and associated requirements document by all Anglo American businesses. This team provides technical assurance, through the Technical & Operations director, to the Anglo American Audit Committee and the Anglo American Board of directors on the integrity of the published estimates. MinRes's role is to plan and manage the annual reporting process, to validate the information supplied by the businesses and from that, compile the Ore Reserves and Mineral Resources Report. Anglo American has well-established governance processes and internal controls to support the generation and publication of Ore Reserves and Mineral Resources, including a series of peer reviews.

The information on Ore Reserves and Mineral Resources was prepared by or under the supervision of Competent Persons (CPs) as defined in the JORC or SAMREC Codes. All CPs have sufficient experience relevant to the style of mineralisation and type of deposit under consideration and to the activity which they are undertaking. All the CPs consent to the inclusion of the information in this report, in the form and context in which it appears. The names of the CPs, along with their Recognised Professional Organisation (RPO) affiliation and years of relevant experience, are listed in the Ore Reserves and Mineral Resources Report 2024.

The Anglo American Group of companies is subject to reviews aimed at providing assurance in respect of Ore Reserve and Mineral Resource estimates. The reviews are conducted by suitably qualified CPs from within the Group or independent consultants. The frequency and depth of review are a function of the perceived risks and/or uncertainties associated with a particular Ore Reserve and Mineral Resource. Those operations/projects subjected to independent third-party reviews during the year are indicated in explanatory notes to the tables in the Ore Reserves and Mineral Resources Report 2024.

Both the JORC and SAMREC Codes require due consideration of reasonable prospects for eventual economic extraction for Mineral Resource definition. The estimation of Ore Reserves and Mineral Resources is based on long-term price assumptions, which include long-range commodity price forecasts that are prepared by in-house specialists using projections of future supply and demand and long-term economic outlooks. Ore Reserves are dynamic and likely to be affected by fluctuations in the prices of commodities, uncertainties in production costs, processing costs and other mining, infrastructure, legal, environmental, social and governmental factors which may impact the financial condition and prospects of the Group. Mineral Resource estimates also change in time and tend to be mostly influenced by new information pertaining to the understanding of the deposit, as well as by conversion to Ore Reserves.

Mineral Resource classification defines the confidence associated to the reliability of estimates of grade and tonnage. This includes considering the quality of the underlying sample data, the demonstrated continuity of the geology and the likely precision of grade and density estimates that collectively affect confidence in the Mineral Resource. Most businesses have developed commodity-specific approaches to the classification of their Mineral Resources. The appropriate Mineral Resource classification is determined by the appointed CPs.

Anglo American makes use of a web-based Group reporting system called Resource Disclosure (RD) for the capture, review and approval of Ore Reserve and Mineral Resource data. The system allows the CPs to capture the estimates, year-on-year reconciliations and other supplementary information, thus supporting this Ore Reserves and Mineral Resources publication. RD enhances the compliance and governance of reporting and is underpinned by comprehensive audit trails, a centralised, encrypted database and is workflow enabled.

The estimates of Ore Reserves and Mineral Resources are stated as at 31 December 2024. The tabulated estimates are rounded and, if used to derive totals and averages, minor differences may result. Unless stated otherwise, Mineral Resources are additional to (i.e. exclusive of) those resources converted to Ore Reserves and are reported on a dry tonnes basis. Mineral Resources should not be added to Ore Reserves, as Modifying Factors have been applied to Ore Reserves.

Reserve Life reflects the scheduled extraction or processing period in years for the total Ore Reserves (*in situ* and stockpiles) in the approved Life of Asset Plan. It is accepted that mine planning may include some Inferred Mineral Resources, which are described as 'Inferred (in LoAP)' separately from the remaining Inferred Mineral Resources described as 'Inferred (ex. LoAP)', as required. These resources are declared without application of Modifying Factors and are excluded from the Ore Reserves.

The ownership (attributable) percentage that Anglo American holds in each operation and project is presented beside the name of each entity and reflects the Group's share of equity owned. The reported estimates represent 100% of the Ore Reserves and Mineral Resources. Operations and projects which fall below the internal threshold for reporting (25% attributable interest) are not reported.

Ore Reserves and Mineral Resources are reported for properties over which mineral tenure has been granted and is valid, or where applications have been submitted or will be submitted at the appropriate time and there is a reasonable expectation that the rights will be granted in due course (any associated comments appear in the Ore Reserves and Mineral Resources Report 2024).

The effective management of risk is integral to good management practice. Anglo American is committed to an effective, robust system of risk identification and an appropriate response to such risks, in order to support the achievement of our objectives. Risk registers related to Ore Reserves and Mineral Resources are maintained for each operation, covering key risks pertaining to, but not limited to, technical, environmental, social, health, safety, economic and political aspects. Mitigation measures are identified and actioned to address the material risks at each operation.

▶ The detailed Ore Reserve and Mineral Resource estimates, Ore Reserve and Mineral Resource reconciliation overview, Definitions and Glossary are contained in the separate Ore Reserves and Mineral Resources Report 2024, which is available in the Annual Reporting Centre on the Anglo American website.

Estimated Ore Reserves[(1)]
as at 31 December 2024

Detailed Proved and Probable estimates appear on the referenced pages in the Ore Reserves and Mineral Resources Report 2024.

		Ownership %	Mining Method	Reserve Life[(2)] (years)	**Total Proved and Probable**		
COPPER OPERATIONS (See pages 26 & 27 in R&R Report for details)					Contained Copper (kt)	ROM Tonnes (Mt)	Grade (%TCu)
Collahuasi	Sulphide (direct feed)	44.0	OP	67	25,560	2,656.5	0.96
	Low-grade sulphide (incl. stockpile)				7,308	1,501.8	0.49
El Soldado	Sulphide – flotation (incl. stockpile)	50.1	OP	4	176	24.4	0.72
Los Bronces	Sulphide – flotation	50.1	OP	36	6,528	1,296.3	0.50
	Sulphide – dump leach				1,228	465.2	0.26
Quellaveco	Sulphide – flotation (incl. stockpile)	60.0	OP	33	7,935	1,556.1	0.51

		Ownership %	Mining Method	Reserve Life[(2)] (years)		Saleable Product (Mt)	Grade (%Fe)
KUMBA IRON ORE OPERATIONS (See page 37 in R&R Report for details)							
Kolomela	Haematite (incl. stockpile)	52.5	OP	16		115.7	63.0
Sishen	Haematite (incl. stockpile)	52.5	OP	16		424.6	64.0

		Ownership %	Mining Method	Reserve Life[(2)] (years)		Saleable Product[(3)] (Mt)	Grade[(3)] (%Fe)
IRON ORE BRAZIL OPERATION (See page 41 in R&R Report for details)							
Serra do Sapo	Friable itabirite & haematite	85.0	OP	49		589.8	67.0
	Itabirite					1,058.7	67.0

		Ownership %	Mining Method	Reserve Life[(2)] (years)	Contained Metal (4E Moz)	ROM Tonnes (Mt)	Grade (4E g/t)
PLATINUM GROUP METALS[(4)] OPERATIONS (See page 46 in R&R Report for details)							
Amandelbult	MR & UG2 Reefs	66.7	UG	32	13.0	88.8	4.54
Mogalakwena	Platreef (incl. stockpile)	66.7	OP	86	114.6	1,192.0	2.99
Modikwa	UG2 Reef	33.4	UG	24	4.9	36.2	4.21
Mototolo	UG2 Reef	66.7	UG	50	13.1	124.2	3.28
Unki	Main Sulphide Zone	66.7	UG	18	4.4	42.1	3.25

		Ownership %	Mining Method	LoA[(6)] (years)	Saleable Carats (Mct)	Treated Tonnes (Mt)	Recovered Grade (cpht)
DIAMOND[(5)] OPERATION – DBCi (See page 53 in R&R Report for details)							
Gahcho Kué	Kimberlite (incl. stockpile)	43.4	OP	7	30.4	21.3	142.7

		Ownership %	Mining Method	LoA[(6)] (years)	Saleable Carats (Mct)	Treated Tonnes (Mt)	Recovered Grade (cpht)
DIAMOND[(5)] OPERATION – DBCM (See page 57 in R&R Report for details)							
Venetia	Kimberlite	62.9	UG	22	59.5	79.7	74.6

		Ownership %	Mining Method	LoA[(6)] (years)	Saleable Carats (Mct)	Treated Tonnes (Mt)	Recovered Grade (cpht)
DIAMOND[(5)] OPERATIONS – Debswana (See page 61 in R&R Report for details)							
Jwaneng	Kimberlite (incl. stockpile)	42.5	OP	12	111.9	88.0	127.2
Letlhakane	TMR & ORT	42.5	n/a	19	5.4	25.2	21.6
Orapa	Kimberlite (incl. stockpile)	42.5	OP	15	130.8	87.6	149.4

		Ownership %	Mining Method	LoA[(6)] (years)	Saleable Carats (kct)	Treated Tonnes (kt)	Recovered Grade (cpht)
DIAMOND[(5)] OPERATIONS – Namdeb (See pages 67 & 70 in R&R Report for details)							
Mining Area 1	Beaches	42.5	OC	13	11	286	3.82
Orange River	Fluvial placers	42.5	OC	2	50	7,700	0.65

		Ownership %	Mining Method	LoA[(6)] (years)	Saleable Carats (kct)	Area k (m²)	Recovered Grade (cpm²)
Atlantic 1	Marine placers	42.5	MM	33	9,580	165,703	0.06

Operations = mines in steady-state or projects in ramp-up phase.
Mining method: OP = open pit, UG = underground, OC = opencast/cut, MM = marine mining. TMR = Tailings Mineral Resource. ORT = Old Recovery Tailings.
Mt = Million tonnes. kt = thousand tonnes. Moz = Million troy ounces. Mct = Million carats. kct = thousand carats. k (m²) = thousand square metres.
ROM = run of mine.
TCu = total copper.
4E is the sum of platinum, palladium, rhodium and gold. g/t = grams per tonne. MR = Merensky Reef.
Diamond Recovered Grade is quoted as carats per hundred metric tonnes (cpht) or as carats per square metre (cpm²).

Estimated Ore Reserves continued

Total Proved and Probable

STEELMAKING COAL OPERATIONS (See page 75 in R&R Report for details)		Ownership %	Mining Method	Reserve Life[2] (years)		Saleable Tonnes[7] (Mt)	Saleable Quality[7]
Capcoal (OC)*	Metallurgical – coking	77.3	OC	16		30.6	5.0 CSN
	Metallurgical – other					37.2	6,760 kcal/kg
	Thermal – export					11.0	4,930 kcal/kg
Capcoal (UG) – Aquila*	Metallurgical – coking	70.0	UG	8		25.4	9.0 CSN
Dawson	Metallurgical – coking	51.0	OC	23		101.6	6.5 CSN
	Thermal – export					67.3	6,190 kcal/kg
Grosvenor	Metallurgical – coking	88.0	UG	12		61.7	8.0 CSN
Moranbah North	Metallurgical – coking	88.0	UG	25		161.5	7.5 CSN

NICKEL OPERATIONS (See page 82 in R&R Report for details)		Ownership %	Mining Method	Reserve Life[2] (years)	Contained Nickel (kt)	ROM Tonnes (Mt)	Grade (%Ni)
Barro Alto	Saprolite (incl. stockpile)	100	OP	17	646	50.1	1.29
Niquelândia	Saprolite	100	OP	12	68	5.4	1.26

SAMANCOR MANGANESE[8] OPERATIONS (See page 88 in R&R Report for details)		Ownership %	Mining Method	Reserve Life[2] (years)		Tonnes (Mt)	Grade (%Mn)
GEMCO[9]	ROM	40.0	OP	5		43	42.2
	Sands					5.4	40.0
Mamatwan		29.6	OP	12		36	36.1
Wessels		29.6	UG	44		55	41.8

CROP NUTRIENTS PROJECT (See page 92 in R&R Report for details)		Ownership %	Mining Method	Reserve Life[2] (years)		ROM Tonnes (Mt)	Grade (%Pht)
Woodsmith	Shelf Seam	100	UG	19		251.6	88.2

Operations = mines in steady-state or projects in ramp-up phase.
Mining method: OP = open pit, UG = underground, OC = opencast/cut.
Mt = Million tonnes. kt = thousand tonnes.
ROM = run of mine.
*Capcoal comprises opencast operations at Lake Lindsay and Oak Park, with an underground longwall operation at Aquila.

[1] Estimated Ore Reserves are the sum of Proved and Probable Ore Reserves (Mineral Resources are reported as additional to Ore Reserves unless stated otherwise). Refer to the detailed Ore Reserve estimate tables in the Anglo American Ore Reserves and Mineral Resources Report for the individual Proved and Probable Ore Reserve estimates. The Ore Reserve estimates are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code, 2012) as a minimum standard. Ore Reserve estimates for operations in southern Africa are reported in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the SAMREC Code, 2016), unless stated otherwise. The figures reported represent 100% of the Ore Reserves. Anglo American ownership is stated separately and reflects the Group's share of equity owned in each operation. Rounding of figures may cause computational discrepancies.

[2] Reserve Life = The scheduled extraction or processing period in years for the total Ore Reserves (*in situ* and stockpiles) in the approved LoAP.

[3] Iron Ore Brazil Saleable Product tonnes are reported on a wet basis (average moisture content is 9.5 weight % of the wet mass) with grade stated on a dry basis.

[4] Details of the per reef estimates appear in the Platinum Group Metals section of the Anglo American Ore Reserves and Mineral Resources Report.

[5] DBCi = De Beers Canada, DBCM = De Beers Consolidated Mines, Debswana = Debswana Diamond Company, Namdeb = Namdeb Holdings. Reported Diamond Reserves are based on a bottom cut-off (BCO), which refers to the bottom screen size aperture and varies between 1.00 mm and 3.00 mm (nominal square mesh). Specific BCOs applied to derive estimates are included in the detailed Diamond Reserve tables in the Anglo American Ore Reserves and Mineral Resources Report.

[6] LoA = Life of Asset is the scheduled extraction or processing period in years of Probable Diamond Reserves, including some Inferred Diamond Resources, considered in the LoAP.

[7] Total Saleable Tonnes represents the product tonnes quoted as metric tonnes on a product moisture basis. The coal quality for Coal Reserves is quoted as either kilocalories per kilogram (kcal/kg) or Crucible Swell Number (CSN). Kilocalories per kilogram represent Calorific Value (CV) on a Gross As Received (GAR) basis. CV is rounded to the nearest 10 kcal/kg and CSN to the nearest 0.5 index.

[8] The Ore Reserve estimates are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code, 2012) for Australian and South African operations.

[9] GEMCO Ore Reserve manganese grades are reported as expected product and should be read together with their respective mass yields, ROM: 56%, Sands: 20%.

Estimated Mineral Resources[1]
as at 31 December 2024

Detailed Measured, Indicated and Inferred estimates appear on the referenced pages in the Ore Reserves and Mineral Resources Report 2024.

				Total Measured and Indicated			Total Inferred[2]		
COPPER OPERATIONS (See pages 28, 29, 30 & 32 in R&R Report for details)		Ownership %	Mining Method	Contained Copper (kt)	Tonnes (Mt)	Grade (%TCu)	Contained Copper (kt)	Tonnes (Mt)	Grade (%TCu)
Collahuasi	Oxide and mixed leach	44.0	OP	553	77.8	0.71	554	108.2	0.51
	Sulphide – flotation (direct feed)			9,452	1,051.5	0.90	25,818	2,864.3	0.90
	Low-grade sulphide			2,074	440.2	0.47	9,881	2,116.8	0.47
El Soldado	Sulphide – flotation (incl. stockpile)	50.1	OP	1,126	198.4	0.57	75	18.9	0.39
Los Bronces	Sulphide – flotation	50.1	OP	12,301	2,910.0	0.42	3,313	800.7	0.41
	Sulphide – dump leach			173	101.8	0.17	29	13.4	0.22
Quellaveco	Sulphide – flotation	60.0	OP	2,899	751.6	0.39	4,628	1,137.7	0.41
Sakatti	Massive sulphide	100	UG	219	5.6	3.90	209	5.2	4.00
	Stockwork			78	8.0	0.97	155	17.4	0.89
	Disseminated			140	27.4	0.51	375	93.7	0.40

					Tonnes (Mt)	Grade (%Fe)		Tonnes (Mt)	Grade (%Fe)
KUMBA IRON ORE OPERATIONS (See page 37 in R&R Report for details)		Ownership %	Mining Method						
Kolomela	Haematite (incl. stockpile)	52.5	OP		107.8	62.1		11.2	62.4
Sishen	Haematite (incl. stockpile)	52.5	OP		332.9	54.5		19.1	39.7

					Tonnes[3] (Mt)	Grade[3] (%Fe)		Tonnes[3] (Mt)	Grade[3] (%Fe)
IRON ORE BRAZIL OPERATION (See page 41 in R&R Report for details)		Ownership %	Mining Method						
Serra do Sapo	Friable itabirite & haematite	85.0	OP		268.1	33.0		41.5	36.1
	Itabirite				1,376.4	31.0		362.6	31.0

				Contained Metal (4E Moz)	Tonnes (Mt)	Grade (4E g/t)	Contained Metal (4E Moz)	Tonnes (Mt)	Grade (4E g/t)
PLATINUM GROUP METALS[4] OPERATIONS (See pages 47 & 48 in R&R Report for details)		Ownership %	Mining Method						
Amandelbult	MR & UG2 Reefs	66.7	UG	49.7	259.2	5.97	23.4	114.9	6.32
Mogalakwena	Platreef (incl. stockpile)	66.7	OP, UG	110.3	1,395.7	2.46	35.7	421.0	2.64
Modikwa	MR & UG2 Reefs	33.4	UG	32.6	206.3	4.91	26.5	203.5	4.05
Mototolo	MR & UG2 Reefs	66.7	UG	28.5	207.3	4.28	26.6	197.1	4.20
Twickenham	MR & UG2 Reefs	66.7	UG	60.7	335.7	5.62	56.0	313.9	5.55
Unki	Main Sulphide Zone	66.7	UG	17.0	127.4	4.16	4.1	32.6	3.96

				Carats (Mct)	Tonnes (Mt)	Grade (cpht)	Carats (Mct)	Tonnes (Mt)	Grade (cpht)
DIAMOND[5] OPERATION – DBCi (See page 53 in R&R Report for details)		Ownership %	Mining Method						
Gahcho Kué	Kimberlite	43.4	OP	3.5	2.4	143.5	23.8	13.1	181.0

				Carats (Mct)	Tonnes (Mt)	Grade (cpht)	Carats (Mct)	Tonnes (Mt)	Grade (cpht)
DIAMOND[5] OPERATION – DBCM (See page 57 in R&R Report for details)		Ownership %	Mining Method						
Venetia	Kimberlite	62.9	UG	—	—	—	53.4	60.1	88.8

				Carats (Mct)	Tonnes (Mt)	Grade (cpht)	Carats (Mct)	Tonnes (Mt)	Grade (cpht)
DIAMOND[5] OPERATIONS – Debswana (See pages 61 & 62 in R&R Report for details)		Ownership %	Mining Method						
Damtshaa	Kimberlite (incl. stockpile)	42.5	OP	5.5	25.2	21.9	6.6	28.8	22.9
Jwaneng	Kimberlite (incl. stockpile)	42.5	OP, UG	54.5	68.3	79.8	78.4	104.7	74.9
	TMR & ORT		n/a	—	—	—	14.9	17.6	84.4
Letlhakane	TMR & ORT	42.5	n/a	0.6	0.0	6,644.4	11.4	42.5	26.9
Orapa	Kimberlite (incl. stockpile)	42.5	OP	267.1	271.3	98.4	83.5	121.2	68.9

Operations = mines in steady-state or projects in ramp-up phase.
Mining method: OP = open pit, UG = underground. TMR = Tailings Mineral Resource. ORT = Old Recovery Tailings.
Mt = Million tonnes. kt = thousand tonnes. Moz = Million troy ounces. Mct = Million carats.
TCu = total copper.
4E is the sum of platinum, palladium, rhodium and gold. g/t = grams per tonne. MR = Merensky Reef.
Diamond Grade is quoted as carats per hundred metric tonnes (cpht) or as carats per square metre (cpm²).
Values reported as 0.0 represent estimates less than 0.05.

Estimated Mineral Resources continued

DIAMOND[5] OPERATIONS – Namdeb (See pages 67, 68 & 70 in R&R Report for details)		Ownership %	Mining Method	**Total Measured and Indicated**			**Total Inferred[2]**		
				Carats (kct)	Tonnes (kt)	Grade (cpht)	Carats (kct)	Tonnes (kt)	Grade (cpht)
Mining Area 1	Beaches (incl. stockpile)	42.5	OC	208	16,740	1.24	3,666	227,520	1.61
Orange River	Fluvial placers	42.5	OC	86	20,633	0.42	195	70,620	0.28

		Ownership %	Mining Method	Carats (kct)	Area k (m²)	Grade (cpm²)	Carats (kct)	Area k (m²)	Grade (cpm²)
Atlantic 1	Marine placers	42.5	MM	15,483	226,847	0.07	58,520	751,913	0.08
Midwater	Marine	42.5	MM	881	3,888	0.23	496	2,667	0.19

STEELMAKING COAL OPERATIONS (See page 76 in R&R Report for details)	Ownership %	Mining Method	Tonnes[6] (Mt)	Coal Quality[6] (kcal/kg)	Tonnes[6] (Mt)	Coal Quality[6] (kcal/kg)
Capcoal (OC)*	77.3	OC	177.7	6,810	184.8	6,790
Capcoal (UG) – Aquila*	70.0	UG	31.5	6,660	2.5	6,320
Dawson	51.0	OC	754.6	6,630	253.3	6,560
Grosvenor	88.0	UG	279.4	6,420	90.3	6,370
Moranbah North	88.0	UG	159.2	6,680	18.8	6,430

NICKEL OPERATIONS (See pages 82 & 83 in R&R Report for details)		Ownership %	Mining Method	Contained Nickel (kt)	Tonnes (Mt)	Grade (%Ni)	Contained Nickel (kt)	Tonnes (Mt)	Grade (%Ni)
Barro Alto	Saprolite (incl. stockpile)	100	OP	100	8.6	1.17	127	10.8	1.17
	Ferruginous laterite (incl. stockpile)			12	1.0	1.28	109	9.0	1.20
Niquelândia	Saprolite	100	OP	23	1.9	1.23	13	1.0	1.29
	Ferruginous laterite			—	—	—	38	3.6	1.07

SAMANCOR MANGANESE[7] OPERATIONS (See page 88 in R&R Report for details)		Ownership %	Mining Method	Tonnes (Mt)	Grade (%Mn)	Tonnes (Mt)	Grade (%Mn)
GEMCO[8]	ROM	40.0	OP	104	43.4	21	44.3
	Sands			11	19.8	—	—
Mamatwan		29.6	OP	65	34.6	—	—
Wessels		29.6	UG	115	41.8	16	41.7

CROP NUTRIENTS PROJECT (See page 92 in R&R Report for details)		Ownership %	Mining Method	Tonnes (Mt)	Grade (%Pht)	Tonnes (Mt)	Grade (%Pht)
Woodsmith	Shelf Seam	100	UG	90.0	86.5	810.0	82.3
	Basin Seam			—	—	960.0	86.2

Operations = mines in steady-state or projects in ramp-up phase.

Mining method: OP = open pit, UG = underground, OC = opencast/cut, MM = marine mining.

Mt = Million tonnes. kt = thousand tonnes. kct = thousand carats. k (m²) = thousand square metres.

Diamond Grade is quoted as carats per hundred metric tonnes (cpht) or as carats per square metre (cpm²).

*Capcoal comprises opencast operations at Lake Lindsay and Oak Park, with an underground longwall operation at Aquila.

[1] Estimated Mineral Resources are presented on an exclusive basis, i.e. Mineral Resources are reported as additional to Ore Reserves unless stated otherwise. Refer to the detailed Mineral Resource estimate tables in the Anglo American Ore Reserves and Mineral Resources Report for the individual Measured, Indicated and Inferred Resource estimates. The Mineral Resource estimates are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code, 2012) as a minimum standard. The Mineral Resource estimates for operations in southern Africa are reported in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves (the SAMREC Code, 2016), unless stated otherwise. The figures reported represent 100% of the Mineral Resources. Anglo American ownership is stated separately and reflects the Group's share of equity owned in each operation. Rounding of figures may cause computational discrepancies.

[2] Total Inferred is the sum of 'Inferred (in LoAP)', the Inferred Resources within the scheduled LoAP and 'Inferred (ex. LoAP)', the portion of Inferred Resources with reasonable prospects for eventual economic extraction not considered in the LoAP as relevant. Due to the uncertainty attached to Inferred Mineral Resources, it cannot be assumed that all or part of an Inferred Mineral Resource will necessarily be upgraded to an Indicated or Measured Mineral Resource after continued exploration.

[3] Iron Ore Brazil Mineral Resource tonnes and grade are reported on a dry basis.

[4] Merensky Reef, UG2 Reef and Main Sulphide Zone Mineral Resources are estimated over a 'resource cut' which takes cognisance of the mining method, potential economic viability and geotechnical aspects in the hanging wall or footwall of the reef.

[5] DBCi = De Beers Canada, DBCM = De Beers Consolidated Mines, Debswana = Debswana Diamond Company, Namdeb = Namdeb Holdings. Reported Diamond Resources are based on a bottom cut-off (BCO), which refers to the bottom screen size aperture and varies between 1.00 mm and 3.00 mm (nominal square mesh). Specific BCOs applied to derive estimates are included in the detailed Diamond Resource tables in the Anglo American Ore Reserves and Mineral Resources Report.

[6] Coal Resources are quoted on a Mineable Tonnes In Situ (MTIS) basis in million tonnes, which are in addition to those Coal Resources that have been modified to produce the reported Coal Reserves. Dawson, Grosvenor and Moranbah North operations have been reported on a Gross Tonnes In Situ (GTIS) basis in million tonnes. Coal Resources are reported on an in situ moisture basis. The coal quality for Coal Resources is quoted on an in situ heat content as kilocalories per kilogram (kcal/kg), representing Calorific Value (CV) on a Gross As Received (GAR) basis. CV is rounded to the nearest 10 kcal/kg.

[7] The Mineral Resource estimates are reported in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the JORC Code, 2012) for Australian and South African operations. Manganese Mineral Resources are quoted on an inclusive basis and must not be added to the Ore Reserves.

[8] GEMCO ROM Mineral Resource tonnes are stated as in situ, manganese grades are given as per washed ore samples and should be read together with their respective mass recovery expressed as yield. GEMCO Sands Mineral Resource tonnes and manganese grades are stated as in situ.

Glossary of terms

Ore Reserves
An 'Ore Reserve' is the economically mineable part of a Measured and/or Indicated Mineral Resource. It includes diluting materials and allowances for losses, which may occur when the material is mined or extracted and is defined by studies at pre-feasibility or feasibility level as appropriate that include application of Modifying Factors. Such studies demonstrate that, at the time of reporting, extraction could reasonably be justified. 'Modifying Factors' are (realistically assumed) considerations used to convert Mineral Resources to Ore Reserves. These include, but are not restricted to, mining, processing, metallurgical, infrastructure, economic, marketing, legal, environmental, social and governmental factors. Ore Reserves are subdivided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

A 'Proved Ore Reserve' is the economically mineable part of a Measured Mineral Resource. A Proved Ore Reserve implies a high degree of confidence in the Modifying Factors.

A 'Probable Ore Reserve' is the economically mineable part of an Indicated, and in some circumstances, a Measured Mineral Resource. The confidence in the Modifying Factors applying to a Probable Ore Reserve is lower than that applying to a Proved Ore Reserve. A Probable Ore Reserve has a lower level of confidence than a Proved Ore Reserve but is of sufficient quality to serve as the basis for a decision on the development of the deposit.

Mineral Resources
A 'Mineral Resource' is a concentration or occurrence of solid material of economic interest in or on the Earth's crust in such form, grade (or quality), and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade (or quality), continuity and other geological characteristics of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge, including sampling. Mineral Resources are subdivided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

A 'Measured Mineral Resource' is that part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with confidence sufficient to allow the application of Modifying Factors to support detailed mine planning and final evaluation of the economic viability of the deposit. Geological evidence is derived from detailed and reliable exploration, sampling and testing gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and is sufficient to confirm geological and grade (or quality) continuity between points of observation where data and samples are gathered.

A Measured Mineral Resource has a higher level of confidence than that applying to either an Indicated Mineral Resource or an Inferred Mineral Resource. It may be converted to a Proved Ore Reserve or under certain circumstances to a Probable Ore Reserve.

An 'Indicated Mineral Resource' is that part of a Mineral Resource for which quantity, grade (or quality), densities, shape and physical characteristics are estimated with sufficient confidence to allow the application of Modifying Factors in sufficient detail to support mine planning and evaluation of the economic viability of the deposit. Geological evidence is derived from adequately detailed and reliable exploration, sampling and testing gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes, and is sufficient to assume geological and grade (or quality) continuity between points of observation where data and samples are gathered.

An Indicated Mineral Resource has a lower level of confidence than that applying to a Measured Mineral Resource and may only be converted to a Probable Ore Reserve.

An 'Inferred Mineral Resource' is that part of a Mineral Resource for which quantity and grade (or quality) are estimated on the basis of limited geological evidence and sampling. Geological evidence is sufficient to imply, but not verify, geological and grade (or quality) continuity. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

An Inferred Mineral Resource has a lower level of confidence than that applying to an Indicated Mineral Resource and must not be converted to an Ore Reserve. It is reasonably expected that the majority of Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration.

Life of Asset Plan (LoAP)
Life of Asset Plan is the most recent annual plan summarising a forecast of the development, operation and maintenance of the asset based on realistically assumed Modifying Factors. This plan shall cover a detailed mine design and schedule for ore tonnes and grade, waste movements, treatment schedule, production of saleable product, capital, operating and reclamation costs, together with reasonable estimates of cash flows and other costs and expenses (including corporate costs), in sufficient detail to demonstrate at the time of reporting that extraction is reasonably justified.

Reserve Life
The scheduled extraction or processing period in years for the total Ore Reserves (*in situ* and stockpiles) in the approved LoAP.

Inferred (in LoAP)
Inferred Resources within the scheduled LoAP.

Inferred (ex. LoAP)
The portion of Inferred Resources with reasonable prospects for eventual economic extraction not considered in the LoAP.

Endowment
Total mineral endowment refers to the entirety of a potentially economic mineralised system for which a plausible geological case can be constructed. This must be based upon plausible geological evidence (regional mapping, geochronology, geochemistry, geophysics, etc.), and should involve cognisance of potential to economically extract in the future. Total mineral endowment is inclusive of the Ore Reserves and Exclusive Mineral Resources that are declared in the Ore Reserves and Mineral Resources Report.

Fatal-injury frequency rate (FIFR)[1]
FIFR is the number of employee or contractor deaths resulting from a work-related injury, per 1,000,000 hours worked.

Lost time injury frequency rate (LTIFR)[1]
LTIFR is the number of lost time injuries (LTIs) for both employees and contractors per 1,000,000 hours worked. An LTI is a work-related injury resulting in the person being unable to attend work or perform the routine functions of his/her job, on the next calendar day after the day of the injury, whether a scheduled workday or not. Restricted work cases are therefore counted as LTIs.

Total recordable injury frequency rate (TRIFR)[1]
TRIFR is the number of fatal injuries, lost time injuries and medical treatment cases for both employees and contractors per 1,000,000 hours worked.

New cases of occupational disease (NCOD)[1]
NCOD is the sum of all recorded, irreversible occupational diseases. An occupational disease is a health condition or disorder (e.g., noise-induced hearing loss, silicosis, coal-workers' pneumoconiosis, chronic

obstructive airways disease, occupational cancers, sensitisation to platinum or rhodium salts, work-related mental disorders, etc.) that is caused by the work environment or activities related to work.

Total energy consumed[1]
Total amount of energy consumed is the sum of total energy from electricity purchased, total energy from fossil fuels and total energy from renewable fuels and is measured in million gigajoules (GJ).

Total water withdrawals[1]
Total water withdrawals by source, reported in line with International Council on Metals and Mining (ICMM) guidance, includes: surface water; groundwater; seawater, and third-party water, and is measured in million m^3. Operational water withdrawals is reported as the water that enters the operational water system used to meet the operational water demand.

Fresh water withdrawals in water scarce areas[1]
Naturally occurring water that meets the criteria of the Minerals Council of Australia's Water Accounting Framework (WAF) Category 1, excluding precipitation and run-off, which reasonably cannot effectively be prevented from entry into our operational processes in million m^3.

Greenhouse gases (GHGs)[1]
The Intergovernmental Panel on Climate Change 2006 report (as updated in 2011) factors are applied as defaults for all carbon dioxide-equivalent (CO_2e) and energy calculations. Where emission factors are available for specific countries or sub-regions from government and regulatory authorities, these are applied. Australian operations apply conversion factors required by the government for regulatory reporting and operations in Brazil apply local factors for biomass and biofuel. Factors for CO_2e from electricity are based on local grid factors.

Based on a self-assessment, Anglo American believes it reports in accordance with the WRI/WBCSD GHG Protocol, as issued prior to the 2015 revision on Scope 2 emissions reporting. In line with the GHG Protocol's 'management control' boundary, 100% of the direct and indirect emissions for managed operations are accounted for while zero emissions for associates, joint ventures and other investments are included in the reporting scope.

Level 3, 4 and 5 environmental incidents[1]
We classify environmental incidents on a scale of 1 to 5 based upon increasing severity, in accordance with the Anglo American 5x5 risk matrix, which plots potential incidents against their likelihood of occurring and the severity of their consequence.

A Level 1 incident will have a minor impact on the environment, while at the other extreme, a Level 5 incident will have a major impact on the environment. Correct classification of incidents is important as it determines the level of response, investigation and reporting required.

The following components are taken into consideration when rating the severity of environmental incidents:

– Scale: How significant is the size/scale of the impact relative to the size/scale of the receiving environment?

– Sensitivity: How sensitive is the receiving environment to the impact? How special or unique is the area that has been impacted?

– Remediation and clean-up: How difficult is the impact to contain, remediate and/or clean up? How much time and/or resources are required to manage the incident?

The classification criteria for environmental incidents match the potential complexity of actual environmental incidents. They were developed by our global environmental leadership team, with input from practitioners and piloted in two sites, before being approved by the Sustainability Committee.

Total amount spent on community social investment
Categories for community social investment (CSI) expenditure include charitable donations, community investment and community commercial initiatives. CSI contributions can take the form of cash donations, contributions in kind and employees' working hours spent on charity and volunteering projects during work hours. Not included is expenditure that is necessary for the development of an operation (e.g. resettlement of families) or receiving a licence. Training expenditure for individuals who will be employed by the Company following completion of training is not included. CSI is reported in US dollars and converted from the currency of the operations at the average foreign exchange rate applied by Anglo American for financial reporting purposes.

Charitable donations include charitable and philanthropic gifts and contributions that tend to be ad hoc and one-offs.

Community investment includes the funding of community projects/programmes which address social issues, the costs of providing public facilities to community members who are not employees or dependents, the marginal value of land or other assets transferred to community ownership, and income creation schemes or mentoring/volunteering initiatives that do not have a principally commercial justification.

Commercial initiatives include enterprise development and other community initiatives/partnerships that can also directly support the success of the Company (such as supplier development). There must, however, be a clear and primary element of public benefit.

We prohibit the making of donations for political purposes to any politician, political party or related organisation, an official of a political party or candidate for political office in any circumstances either directly or through third parties.

Jobs supported through livelihoods' initiatives
Anglo American supports jobs through various community livelihoods' initiatives. This includes, but is not limited to, enterprise and supplier development, local procurement, training, mentoring and capacity development, agriculture programmes and collaborative regional development initiatives. The number of jobs supported includes existing jobs through activities to support increased resilience and quality of those jobs, as well as newly created jobs through a range of development programmes and projects. Jobs supported are measured as full time equivalent jobs.

Inclusive procurement measurement
Our Inclusive Procurement Policy provides a framework for supporting development outcomes through targeted procurement interventions. This policy is further strengthened by region specific regulations and processes where it relates to host community procurement. Inclusive procurement strategies take into account the regions and communities within which our operations are located.

The measurement of performance against our inclusive procurement strategy is informed by a combination of development outcomes and legal requirements. Inclusive procurement encompasses a combination of multiple factors, including procurement from local (or in country/region), host and designated entities.

– **Host communities:** includes suppliers who have their main place of business in the direct vicinity of the operation, as defined per region.

– **Designated groups:** include First Nation-owned companies (Canada region), Aboriginal owned supplier businesses (Australia) and BEE entities (South Africa).

– **Local companies:** businesses that are registered and based in the country of the operation, also referred to as in-country suppliers.

Our inclusive procurement initiatives are aimed at ensuring maximum impact on host communities.

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[1] Data relates to subsidiaries and joint operations over which Anglo American has management control. See Anglo American plc Sustainability Report 2024 for the full list of entities within the reporting scope.

Alternative performance measures

Introduction

When assessing and discussing the Group's reported financial performance, financial position and cash flows, management makes reference to Alternative Performance Measures (APMs) of historical or future financial performance, financial position or cash flows that are not defined or specified under International Financial Reporting Standards (IFRS).

The APMs used by the Group fall into two categories:

– Financial APMs: These financial measures are usually derived from the financial statements, prepared in accordance with IFRS. Certain financial measures cannot be directly derived from the financial statements as they contain additional information, such as financial information from earlier periods or profit estimates or projections. The accounting policies applied when calculating APMs are, where relevant and unless otherwise stated, substantially the same as those disclosed in the Group's Consolidated financial statements for the year ended 31 December 2023 with the exception of the new accounting pronouncements disclosed in note 40A.

– Non-financial APMs: These measures incorporate certain non-financial information that management believes is useful when assessing the performance of the Group.

APMs are not uniformly defined by all companies, including those in the Group's industry. Accordingly, the APMs used by the Group may not be comparable with similarly titled measures and disclosures made by other companies.

APMs should be considered in addition to, and not as a substitute for or as superior to, measures of financial performance, financial position or cash flows reported in accordance with IFRS. Measures used by the Group exclude the impact of certain items, which impact the financial performance and cash flows, in order to aid comparability of financial information reported. The adjustments performed to defined IFRS measures and rationale for adjustments are detailed on pages 334 to 336.

Purpose

The Group uses APMs to improve the comparability of information between reporting periods and businesses, either by adjusting for uncontrollable factors or special items which impact upon IFRS measures or, by aggregating measures, to aid the user of the Annual Report in understanding the activity taking place across the Group's portfolio.

Their use is driven by characteristics particularly visible in the mining sector:

1. Earnings volatility: The Group mines and markets commodities, precious metals and minerals. The sector is characterised by significant volatility in earnings driven by movements in macro-economic factors, primarily price and foreign exchange. This volatility is outside the control of management and can mask underlying changes in performance. As such, when comparing year-on-year performance, management excludes certain items (such as those classed as 'special items') to aid comparability and then quantifies and isolates uncontrollable factors in order to improve understanding of the controllable portion of variances.

2. Nature of investment: Investments in the sector typically occur over several years and are large, requiring significant funding before generating cash. These investments are often made with partners and the nature of the Group's ownership interest affects how the financial results of these operations are reflected in the Group's results e.g. whether full consolidation (subsidiaries), consolidation of the Group's attributable assets and liabilities (joint operations) or equity accounted (associates and joint ventures). Attributable metrics are therefore presented to help demonstrate the financial performance and returns available to the Group, for investment and financing activities, excluding the effect of different accounting treatments for different ownership interests.

3. Portfolio complexity: The Group operates in a number of different, but complementary commodities, precious metals and minerals. The cost, value of and return from each saleable unit (e.g. tonne, pound, carat, ounce) can differ materially between each business. This makes understanding both the overall portfolio performance, and the relative performance of its constituent parts on a like-for-like basis, more challenging. The Group therefore uses composite APMs to provide a consistent metric to assess performance at the portfolio level.

Consequently, APMs are used by the Board and management for planning and reporting. A subset is also used by management in setting director and management remuneration, such as attributable free cash flow prior to growth capital expenditure. The measures are also used in discussions with the investment analyst community and credit rating agencies.

Updates to APMs

Included in the current year are two new APMs 'Operating Free Cash Flow' and 'Cash Conversion'. These measures have been included as they are used by management in order to evaluate and communicate business results, including how cash is generated within the business, and how efficient the business is at generating cash flows from income. 'Mining EBITDA margin' is also replaced by 'EBITDA margin', representing a simplified measure to show earning margin on the total cost base of the business. Further details on each measure are provided in the table below:

Financial APMs

Group APM	Closest equivalent IFRS measure	Adjustments to reconcile to primary statements	Rationale for adjustments
Income statement			
Group revenue	Revenue	– Revenue from associates and joint ventures – Revenue special items and remeasurements	– Exclude the effect of different basis of consolidation to aid comparability – Exclude the impact of certain items due to their size and nature to aid comparability
Underlying EBIT	Profit/(loss) before net finance income/(costs) and tax	– Revenue, operating and non-operating special items and remeasurements – Underlying EBIT from associates and joint ventures	– Exclude the impact of certain items due to their size and nature to aid comparability – Exclude the effect of different basis of consolidation to aid comparability

Group APM	Closest equivalent IFRS measure	Adjustments to reconcile to primary statements	Rationale for adjustments
Underlying EBITDA	Profit/(loss) before net finance income/(costs) and tax	– Revenue, operating and non-operating special items and remeasurements – Depreciation and amortisation – Underlying EBITDA from associates and joint ventures	– Exclude the impact of certain items due to their size and nature to aid comparability – Exclude the effect of different basis of consolidation to aid comparability
Underlying earnings	Profit/(loss) for the financial year attributable to equity shareholders of the Company	– Special items and remeasurements	– Exclude the impact of certain items due to their size and nature to aid comparability
Underlying effective tax rate	Income tax expense	– Tax related to special items and remeasurements – The Group's share of associates' and joint ventures' profit before tax, before special items and remeasurements, and tax expense, before special items and remeasurements	– Exclude the impact of certain items due to their size and nature to aid comparability – Exclude the effect of different basis of consolidation to aid comparability
Basic underlying earnings per share	Earnings per share	– Special items and remeasurements	– Exclude the impact of certain items due to their size and nature to aid comparability
EBITDA margin	Operating profit margin, defined by IFRS	– Revenue from associates and joint ventures – Revenue, operating and non-operating special items and remeasurements – Underlying EBIT from associates and joint ventures	– To show earnings margin on the total cost base of the business – To align metric to reported targets for our strategy
Balance sheet			
Net debt	Borrowings less cash and related hedges	– Debit valuation adjustment – Borrowings are adjusted to exclude vessel lease contracts that are priced with reference to a freight index – Borrowings do not include the royalty liability (note 24) on the basis that obligations to make cash payments against this liability only arise when the Woodsmith project generates revenues, and that otherwise the Group is not currently contractually liable to make any payments under this arrangement (other than in the event of the Anglo American Crop Nutrients Limited's insolvency)	– Exclude the impact of accounting adjustments from the net debt obligation of the Group – Exclude the volatility arising from vessel lease contracts that are priced with reference to a freight index. These liabilities are required to be remeasured at each reporting date to the latest spot freight rate, which means that the carrying value of the lease liability is not necessarily consistent with the average lease payments which are expected to be made over the lease term
Attributable ROCE	No direct equivalent	– Non-controlling interests' share of capital employed and underlying EBIT – Average of opening and closing attributable capital employed	– Exclude the effect of different basis of consolidation to aid comparability

Group APM	Closest equivalent IFRS measure	Adjustments to reconcile to primary statements	Rationale for adjustments
Cash flow			
Capital expenditure (capex)	Expenditure on property, plant and equipment	– Cash flows from derivatives related to capital expenditure – Proceeds from disposal of property, plant and equipment – Direct funding for capital expenditure from non-controlling interests	– To reflect the net attributable cost of capital expenditure taking into account economic hedges
Operating free cash flow	Cash flow from operations	– Cash element of special items – Dividends from associates, joint ventures – Capital repayment of lease obligations – Sustaining capital expenditure	– To measure the net cash generated by the business after capital expenditure, matching the cash flows of those items included within Underlying EBIT
Sustaining attributable free cash flow	Cash flows from operations	– Cash tax paid – Dividends from associates, joint ventures and financial asset investments – Net interest paid – Dividends to non-controlling interests – Capital repayment of lease obligations – Sustaining capital expenditure – Capitalised operating cash flows relating to life extension projects	– To measure the amount of cash available to finance returns to shareholders or growth after servicing debt, providing a return to minority shareholders and meeting the capex commitments needed to sustain the current production base of existing assets. It is calculated as attributable free cash flow prior to growth capex and expenditure on non-current intangible assets (excluding goodwill)
Attributable free cash flow	Cash flows from operations	– Capital expenditure – Cash tax paid – Dividends from associates, joint ventures and financial asset investments – Net interest paid – Dividends to non-controlling interests – Capital repayment of lease obligations – Expenditure on non-current intangible assets (excluding goodwill)	– To measure the amount of cash available to finance returns to shareholders or growth after servicing debt, providing a return to minority shareholders and meeting existing capex commitments
Cash conversion	No direct equivalent	– Cash element of special items – Dividends from associates, joint ventures – Capital repayment of lease obligations – Sustaining capital expenditure – Revenue, operating and non-operating special items and remeasurements – Underlying EBIT from associates and joint ventures	– Cash conversion is a ratio used to measure the efficiency of the business in generating cash from accounting profits. It is calculated as a ratio of operating free cash flow and Underlying EBIT

Group revenue

Group revenue includes the Group's attributable share of associates' and joint ventures' revenue and excludes revenue special items and remeasurements. A reconciliation to 'Revenue', the closest equivalent IFRS measure to Group revenue, is provided within note 2 to the Consolidated financial statements.

Underlying EBIT

Underlying EBIT is 'Operating profit/(loss)' presented before special items and remeasurements[1] and includes the Group's attributable share of associates' and joint ventures' underlying EBIT. Underlying EBIT of associates and joint ventures is the Group's attributable share of associates' and joint ventures' revenue less operating costs before special items and remeasurements[1] of associates and joint ventures.

A reconciliation to 'Profit/(loss) before net finance income/(costs) and tax', the closest equivalent IFRS measure to underlying EBIT, is provided within note 2 to the Consolidated financial statements.

Underlying EBITDA

Underlying EBITDA is underlying EBIT before depreciation and amortisation and includes the Group's attributable share of associates' and joint ventures' underlying EBIT before depreciation and amortisation.

A reconciliation to 'Profit/(loss) before net finance income/(costs) and tax', the closest equivalent IFRS measure to underlying EBITDA, is provided within note 2 to the Consolidated financial statements.

Underlying earnings

Underlying earnings is 'Profit/(loss) for the financial year attributable to equity shareholders of the Company' before special items and remeasurements[1] and is therefore presented after net finance costs, income tax expense and non-controlling interests.

A reconciliation to 'Profit/(loss) for the financial year attributable to equity shareholders of the Company', the closest equivalent IFRS measure to underlying earnings, is provided within note 2 to the Consolidated financial statements.

Underlying effective tax rate

The underlying effective tax rate equates to the income tax expense, before special items and remeasurements[1] and including the Group's share of associates' and joint ventures' tax before special items and remeasurements[1], divided by profit before tax before special items and remeasurements[1] and including the Group's share of associates' and joint ventures' profit before tax before special items and remeasurements[1].

A reconciliation to 'Income tax expense', the closest equivalent IFRS measure to underlying effective tax rate, is provided within note 5 to the Consolidated financial statements.

[1]   Special items and remeasurements are defined in note 9 to the Consolidated financial statements.

Underlying earnings per share

Basic and diluted underlying earnings per share are calculated as underlying earnings divided by the basic or diluted shares in issue. The calculation of underlying earnings per share is disclosed within note 3 to the Consolidated financial statements.

EBITDA margin

The EBITDA margin is derived from the Group's underlying EBITDA as a percentage of Group revenue. This is to reflect the profit margin of the business as a whole (including all costs) and aligns to the targets that were reported for our strategy.

US$ million (unless otherwise stated)	2024	2023
Underlying EBITDA	8,460	9,958
Group revenue	28,582	32,502
EBITDA margin	**30%**	31%

Net debt

Net debt is calculated as total borrowings less variable vessel lease contracts that are priced with reference to a freight index, and cash and cash equivalents (including derivatives that provide an economic hedge of net debt, see note 24, but excluding the impact of the debit valuation adjustment on these derivatives, explained in note 21). A reconciliation to the Consolidated balance sheet is provided within note 21 to the Consolidated financial statements.

Capital expenditure (capex)

Capital expenditure is defined as cash expenditure on property, plant and equipment, including related derivatives, and is presented net of proceeds from disposal of property, plant and equipment and includes direct funding for capital expenditure from non-controlling interests in order to match more closely the way in which it is managed. A reconciliation to 'Expenditure on property, plant and equipment', the closest equivalent IFRS measure to capital expenditure, is provided within note 13 to the Consolidated financial statements.

Sustaining capital

Sustaining capital is calculated as stay-in-business, stripping and development, life-extension projects and proceeds from disposals of property, plant and equipment. The Group uses sustaining capital as a measure to provide additional information to understand the capital needed to sustain the current production base of existing assets.

Attributable return on capital employed (ROCE)

ROCE is a ratio that measures the efficiency and profitability of a company's capital investments. Attributable ROCE displays how effectively assets are generating profit on invested capital for the equity shareholders of the Company. It is calculated as attributable underlying EBIT divided by average attributable capital employed.

Attributable underlying EBIT excludes the underlying EBIT of non-controlling interests.

Capital employed is defined as net assets excluding net debt, vessel lease contracts that are priced with reference to a freight index, the debit valuation adjustment attributable to derivatives hedging net debt and financial asset investments. Attributable capital employed excludes capital employed of non-controlling interests. Average attributable capital employed is calculated by adding the opening and closing attributable capital employed for the relevant period and dividing by two.

Attributable ROCE is also used as an incentive measure in executives' remuneration and is predicated upon the achievement of ROCE targets in the final year of a three year performance period.

A reconciliation to 'Profit/(loss) before net finance income/(costs) and tax', the closest equivalent IFRS measure to underlying EBIT, is provided within note 2 to the Consolidated financial statements. A reconciliation to 'Net assets', the closest equivalent IFRS measure to capital employed, is provided within note 10 to the Consolidated financial statements. The table below reconciles underlying EBIT and capital employed to attributable underlying EBIT and average attributable capital employed by segment.

	Attributable ROCE %	
	2024	2023
Copper	23	20
Iron Ore	20	34
Platinum Group Metals	10	15
De Beers	(6)	(3)
Steelmaking Coal	15	27
Nickel	14	6
Manganese	16	81
Crop Nutrients	n/a	n/a
Corporate and other	n/a	n/a
	12	16

2024

US$ million	Underlying EBIT	Less: Non-controlling interests' share of underlying EBIT	Attributable underlying EBIT	Opening attributable capital employed	Closing capital employed	Less: Non-controlling interests' share of closing capital employed	Closing attributable capital employed	Average attributable capital employed
Copper	2,804	(651)	2,153	9,293	13,877	(4,685)	9,192	9,243
Iron Ore	2,135	(625)	1,510	7,653	9,644	(2,386)	7,258	7,456
Platinum Group Metals	668	(261)	407	4,215	5,167	(1,504)	3,663	3,939
De Beers	(349)	46	(303)	6,076	4,909	(797)	4,112	5,094
Steelmaking Coal	480	—	480	3,364	3,106	—	3,106	3,235
Nickel	80	—	80	588	588	—	588	588
Manganese	31	(2)	29	141	210	—	210	176
Crop Nutrients	(35)	—	(35)	1,309	947	—	947	1,128
Corporate and other	(529)	28	(501)	1,224	553	(17)	536	879
	5,285	(1,465)	3,820	33,863	39,001	(9,389)	29,612	31,738

2023

US$ million	Underlying EBIT	Less: Non-controlling interests' share of underlying EBIT	Attributable underlying EBIT	Opening attributable capital employed	Closing capital employed	Less: Non-controlling interests' share of closing capital employed	Closing attributable capital employed	Average attributable capital employed
Copper	2,451	(608)	1,843	8,909	14,309	(5,016)	9,293	9,101
Iron Ore	3,549	(1,044)	2,505	7,245	9,044	(1,391)	7,653	7,449
Platinum Group Metals	855	(227)	628	3,915	5,175	(960)	4,215	4,065
De Beers	(252)	29	(223)	7,089	7,257	(1,181)	6,076	6,583
Steelmaking Coal	822	—	822	2,837	3,364	—	3,364	3,101
Nickel	62	—	62	1,393	588	—	588	991
Manganese	145	(2)	143	210	141	—	141	176
Crop Nutrients	(61)	—	(61)	489	1,309	—	1,309	899
Corporate and other	(403)	34	(369)	492	1,240	(16)	1,224	858
	7,168	(1,818)	5,350	32,579	42,427	(8,564)	33,863	33,223

Operating free cash flow

Operating free cash flow is used to measure the amount of cash available to the business after sustaining capital expenditure, matching the cash flows with those items included within Underlying EBIT. It is defined as 'Cash flows from operations', including dividends from associates and joint ventures, less sustaining capital expenditure and the capital repayment of lease obligations and excludes the cash element of special items.

US$ million	2024	2023
Cash flows from operations	**9,362**	8,115
Adjustments for:		
Dividends from associates and joint ventures [(1)]	166	379
Sustaining capital expenditure	(4,335)	(4,404)
Capital repayment of lease obligations	(412)	(309)
Cash element of special items	331	89
Operating free cash flow	**5,112**	3,870

[(1)] Excludes dividends received from Jellinbah subsequent to signing the sales agreement of $149 million now presented within 'other net debt movements'.

Sustaining attributable free cash flow

Sustaining attributable free cash flow is used to measure the amount of cash available to finance returns to shareholders or growth after servicing debt, providing a return to minority shareholders and meeting the capex commitments needed to sustain the current production base of existing assets. Sustaining attributable free cash flow is also used as an incentive measure in executives' remuneration. It is calculated as attributable free cash flow prior to growth capex and expenditure on non-current intangible assets (excluding goodwill).

A reconciliation of 'Cash flows from operations', the closest equivalent IFRS measure, is provided on page 110 of the Group financial review.

Attributable free cash flow

Attributable free cash flow is calculated as 'Cash flows from operations' plus dividends received from associates, joint ventures and financial asset investments, less capital expenditure, less expenditure on non-current intangible assets (excluding goodwill), less tax cash payments excluding tax payments relating to disposals, less net interest paid including interest on derivatives hedging net debt, less dividends paid to non-controlling interests.

A reconciliation of 'Cash flows from operations', the closest equivalent IFRS measure, is provided on page 110 of the Group financial review.

Cash conversion

Cash conversion is a ratio used to measure the efficiency of the business in generating cash from accounting profits. It is calculated as a ratio of operating free cash flow and Underlying EBIT.

US$ million	2024	2023
Operating free cash flow	5,112	3,870
Underlying EBIT	5,285	7,168
Cash Conversion (Operating Free Cashflow : Underlying EBIT)	**97%**	54%

Non-financial APMs

Some of our measures are not reconciled to IFRS either because they include non-financial information, there is no meaningful IFRS comparison or the purpose of the measure is not typically covered by IFRS.

Copper equivalent production

Copper equivalent production, expressed as copper equivalent tonnes, shows changes in underlying production volume. It is calculated by expressing each commodity's volume as revenue, subsequently converting the revenue into copper equivalent units by dividing by the copper price (per tonne). Long term forecast prices (and foreign exchange rates where appropriate) are used, in order that period-on-period comparisons exclude any impact for movements in price.

When calculating copper equivalent production, sales from non-mining activities are excluded. Volume from projects in pre-commercial production are included.

Unit cost

Unit cost is the direct cash cost including direct cash support costs incurred in producing one unit of saleable production. Unit cost relates to equity production only.

For iron ore and coal, unit costs shown are FOB i.e. cost on board at port. For copper and nickel, they are shown at C1 i.e. after inclusion of by-product credits and logistics costs. For PGMs and diamonds, unit costs include all direct expensed cash costs incurred i.e. excluding, among other things, market development activity, corporate overhead etc. Royalties are excluded from all unit cost calculations.

Copper equivalent unit cost

Copper equivalent unit cost is the cost incurred to produce one tonne of copper equivalent. Only the cost incurred in mined output from subsidiaries and joint operations is included, representing direct costs in the Consolidated income statement controllable by the Group. Costs and volumes from associates and joint ventures are excluded, as are those from operations that are not yet in commercial production, that deliver domestic production, and those associated with third-party volume purchases of diamonds and PGMs concentrate.

When calculating copper equivalent unit cost, unit costs for each commodity are multiplied by relevant production, combined and then divided by the total copper equivalent production, to get a copper equivalent unit cost i.e. the cost of mining one tonne of copper equivalent. The metric is in US dollars and, where appropriate, long term foreign exchange rates are used to convert from local currency to US dollars.

Volume and cash cost improvements

The Group uses an underlying EBITDA waterfall to understand its year-on-year underlying EBITDA performance. The waterfall isolates the impact of uncontrollable factors in order that the real year-on-year improvement in performance can be seen by the user.

Three variables are normalised, in the results of subsidiaries and joint operations, for:

– Price: The movement in price between comparative periods is removed by multiplying current year sales volume by the movement in realised price for each product group.

– Foreign exchange: The year-on-year movement in exchange is removed from the current year non-US dollar cost base i.e. costs are restated at prior year foreign exchange rates. The non-US dollar cash cost base excludes costs which are price linked (e.g. purchase of concentrate from third-party PGMs providers, third-party diamond purchases).

– Inflation: CPI is removed from cash costs, restating these costs at the pricing level of the base year.

The remaining variances in the underlying EBITDA waterfall are in real US dollar terms for the base year i.e. for a waterfall comparing 2024 with 2023, the sales volume and cash cost variances exclude the impact of price, foreign exchange and CPI and are hence in real 2023 terms. This allows the user of the waterfall to understand the underlying real movement in sales volumes and cash costs on a consistent basis.

Production statistics

The figures below include the entire output of consolidated entities and the Group's attributable share of joint operations, associates and joint ventures where applicable, except for De Beers' joint operations which are quoted on a 100% basis.

	2024	2023
Copper (tonnes)[1]		
Copper production	**772,700**	826,200
Copper sales	**768,900**	843,300
Copper Chile		
Los Bronces mine[2]		
Ore mined	**43,497,700**	50,430,300
Ore processed – Sulphide	**37,020,500**	43,763,800
Ore grade processed – Sulphide (% TCu)[3]	**0.47**	0.51
Production – Copper in concentrate	**145,200**	184,800
Production – Copper cathode	**27,200**	30,700
Total production	**172,400**	215,500
Collahuasi 100% basis (Anglo American share 44%)		
Ore mined	**48,413,800**	60,577,500
Ore processed – Sulphide	**60,047,600**	57,351,800
Ore grade processed – Sulphide (% TCu)[3]	**1.15**	1.17
Production – Copper in concentrate	**558,600**	573,200
Anglo American's 44% share of copper production for Collahuasi	**245,800**	252,200
El Soldado mine[2]		
Ore mined	**8,234,300**	7,656,200
Ore processed – Sulphide	**6,476,200**	6,799,500
Ore grade processed – Sulphide (% TCu)[3]	**0.94**	0.72
Production – Copper in concentrate	**48,200**	39,500
Chagres Smelter[2]		
Ore smelted[4]	**105,700**	113,500
Production	**101,700**	110,100
Total copper production[5]	**466,400**	507,200
Total payable copper production	**448,000**	487,600
Total copper sales volumes	**463,100**	504,800
Total payable sales volumes	**444,300**	485,000
Third party sales[6]	**422,400**	443,700
Copper Peru		
Quellaveco mine[7]		
Ore mined	**44,087,900**	42,047,000
Ore processed – Sulphide	**49,900,400**	39,764,900
Ore grade processed – Sulphide (% TCu)[3]	**0.76**	0.96
Total copper production	**306,300**	319,000
Total payable copper production	**296,000**	308,400
Total copper sales volumes	**305,800**	338,500
Total payable copper sales volumes	**294,600**	327,000
Nickel (tonnes)[8]		
Barro Alto		
Ore mined	**3,015,900**	4,300,800
Ore processed	**2,475,000**	2,476,400
Ore grade processed – %Ni	**1.46**	1.45
Production	**32,300**	31,800
Codemin		
Ore mined	**200**	27,800
Ore processed	**563,200**	599,500
Ore grade processed – %Ni	**1.43**	1.41
Production	**7,100**	8,200
Total nickel production	**39,400**	40,000
Nickel sales volumes	**38,500**	39,800

See page 342 for footnotes.

	2024	2023
Platinum Group Metals		
Produced PGMs ('000 oz)[9]	**3,553.1**	3,806.1
Own-mined	**2,191.8**	2,460.2
Mogalakwena	**953.4**	973.5
Amandelbult	**579.8**	634.2
Unki	**240**	243.8
Mototolo	**276.5**	288.7
Modikwa – joint operation[10]	**142.1**	145.4
Kroondal – joint operation[11]	**—**	174.6
Purchase of concentrate	**1,361.3**	1,345.9
Modikwa – joint operation[10]	**142.1**	145.4
Kroondal – joint operation[11]	**—**	174.6
Third parties	**1,219.2**	1,025.9
Refined production[9][12]		
Platinum ('000 oz)	**1,845.7**	1,749.1
Palladium ('000 oz)	**1,248.5**	1,268.6
Rhodium ('000 oz)	**248.4**	225.6
Other PGMs and Gold ('000 oz)	**573.7**	557.3
Nickel (tonnes)	**25,700**	21,800
Tolled material ('000 oz)[13]	**629.7**	620.6
4E Head grade (g/tonne milled)[14]	**3.20**	3.22
PGMs sales – own-mined and purchase of concentrate[9]	**4,077.8**	3,925.3
PGMs sales – third party trading[9][15]	**7,742.7**	4,336.4
De Beers[16]		
Carats recovered ('000 carats) 100% basis		
Jwaneng	**6,779**	13,329
Orapa[17]	**11,156**	11,371
Botswana	**17,935**	24,700
Debmarine Namibia	**1,625**	1,859
Namdeb (land operations)	**609**	468
Namibia	**2,234**	2,327
Venetia	**2,166**	2,004
South Africa	**2,166**	2,004
Gahcho Kué (51% basis)	**2,377**	2,834
Canada	**2,377**	2,834
Total carats recovered	**24,712**	31,865
Sales volumes		
Total sales volume (100%) (Mct)[18]	**19.4**	27.4
Consolidated sales volume (Mct)[18]	**17.9**	24.7
Number of Sights (sales cycles)[18]	**10**	10
Iron Ore ('000 tonnes)		
Iron Ore production[19]	**60,768**	59,926
Iron Ore sales[19]	**60,909**	61,488
Kumba production[19]	**35,731**	35,715
Lump	**23,755**	23,290
Fines	**11,976**	12,425
Kumba production by mine		
Sishen	**25,661**	25,421
Kolomela	**10,070**	10,294
Kumba sales volumes[19][20]		
Export iron ore[20]	**36,199**	37,172
Minas-Rio production		
Pellet feed[19]	**25,037**	24,211
Minas-Rio sales		
Export – pellet feed (wet basis)[19]	**24,710**	24,316

See page 342 for footnotes.

	2024	2023
Steelmaking Coal ('000 tonnes)		
Steelmaking Coal production[21][22][23]	**14,544**	16,001
Hard coking coal[22]	**10,822**	12,239
PCI/SSCC	**3,722**	3,762
Export thermal coal	**1,111**	1,083
Steelmaking Coal sales by product[22]	**14,433**	14,940
Hard coking coal[22]	**11,059**	11,566
PCI/SSCC	**3,374**	3,374
Export thermal coal	**1,966**	1,673
Steelmaking Coal production by operation[21][22][23]	**14,544**	16,001
Moranbah[22]	**2,777**	3,132
Grosvenor	**2,373**	2,797
Capcoal (including Aquila)[22]	**3,767**	4,138
Dawson[23]	**2,907**	2,902
Jellinbah[24]	**2,720**	3,032
Manganese (tonnes)		
Samancor production		
Manganese ore[25]	**2,287,700**	3,670,600
Sales volumes		
Manganese ore	**1,887,700**	3,725,000

[1] Excludes copper production from the Platinum Group Metals business.

[2] Anglo American ownership interest of Los Bronces, El Soldado and the Chagres Smelter is 50.1%. Production is stated at 100% as Anglo American consolidates these operations.

[3] TCu = total copper. Includes third-party concentrate.

[4] Copper contained basis.

[5] Total copper production includes Anglo American's 44% interest in Collahuasi.

[6] Relates to sales of copper not produced by Anglo American operations.

[7] Anglo American ownership interest of Quellaveco is 60%. Production is stated at 100% as Anglo American consolidates this operation.

[8] Excludes nickel production from the Platinum Group Metals business.

[9] Ounces refer to troy ounces. PGMs consists of 5E+gold (platinum, palladium, rhodium, ruthenium and iridium plus gold).

[10] Modikwa is a 50% joint operation. The 50% equity share of production is presented under 'Own mined' production. Anglo American Platinum purchases the remaining 50% of production, which is presented under 'Purchase of concentrate'.

[11] Kroondal was a 50% joint operation until 1 November 2023. Up until this date, the 50% equity share of production was presented under 'Own mined' production and the remaining 50% of production, that Anglo American Platinum purchased, was presented under 'Purchase of concentrate'. The disposal of our 50% interest in Kroondal was completed and effective on 1 November 2023. This resulted in Kroondal moving to a 100% third-party POC arrangement, until it transferred to a toll arrangement. As expected, from 1 September 2024, Kroondal transitioned to a 4E toll arrangement on the same terms as other Sibanye-Stillwater tolled volumes..

[12] Refined production excludes toll material.

[13] Tolled volume measured as the combined content of platinum, palladium, rhodium and gold, reflecting the tolling agreements in place.

[14] 4E: the grade measured as the combined content of: platinum, palladium, rhodium and gold, excludes tolled material. Minor metals are excluded due to variability.

[15] Relates to sales of metal not produced by Anglo American operations, and includes metal lending and borrowing activity.

[16] De Beers Group production is on a 100% basis, except for the Gahcho Kué joint operation which is on an attributable 51% basis.

[17] Orapa constitutes the Orapa Regime which includes Orapa, Letlhakane and Damtshaa.

[18] Consolidated sales volumes exclude De Beers Group's JV partners' 50% proportionate share of sales to entities outside De Beers Group from the Diamond Trading Company Botswana and the Namibia Diamond Trading Company, which are included in total sales volume (100% basis).

[19] Total iron ore is the sum of Kumba and Minas-Rio and reported in wet metric tonnes. Kumba product is shipped with ~1.6% moisture and Minas-Rio product is shipped with ~9% moisture.

[20] Sales volumes could differ to Kumba's standalone results due to sales to other Group companies.

[21] Anglo American's attributable share of saleable production.

[22] Includes production relating to third-party product purchased and processed at Anglo American's operations.

[23] Steelmaking coal production figures may include some product sold as thermal coal.

[24] Production volumes from Jellinbah post 1 November 2024, after the sale was agreed, have been excluded.

[25] Anglo American's 40% attributable share of saleable production.

Quarterly production statistics

	31 December 2024	30 September 2024	30 June 2024	31 March 2024	Quarter ended 31 December 2023	% Change (Quarter ended) 31 December 2024 v 30 September 2024	31 December 2024 v 31 December 2023
Copper (tonnes)[1]	197,500	181,300	195,700	198,100	229,900	9 %	(14)%
Copper Chile	107,300	112,600	120,400	126,100	136,200	(5)%	(21)%
Copper Peru	90,200	68,700	75,300	72,000	93,700	31 %	(4)%
Nickel (tonnes)[2]	10,000	9,900	10,000	9,500	11,100	1 %	(10)%
PGMs M&C ('000 oz)[3]	875.7	922.3	921.0	834.1	932.2	(5)%	(6)%
PGMs refined ('000 oz)[3][4]	1,027.9	1,106.9	1,153.5	628.0	1,191.1	(7)%	(14)%
Platinum ('000 oz)	482.1	536.9	554	272.7	565.2	(10)%	(15)%
Palladium ('000 oz)	327.9	341.7	372.5	206.4	400	(4)%	(18)%
Rhodium ('000 oz)	67.8	70.2	70.8	39.6	61.3	(3)%	11 %
Other PGMs and gold ('000 oz)[3]	150.1	158.1	156.2	109.3	164.6	(5)%	(9)%
Nickel (tonnes)	6,300	7,400	7,300	4,700	7,000	(15)%	(10)%
De Beers[5]							
Carats recovered ('000 carats)							
100% basis							
Diamonds	5,834	5,566	6,449	6,863	7,937	5 %	(26)%
Iron Ore ('000 tonnes)[6]	14,299	15,746	15,580	15,143	13,806	(9)%	4 %
Iron ore – Kumba	7,826	9,446	9,184	9,275	7,234	(17)%	8 %
Iron ore – Minas-Rio	6,473	6,300	6,396	5,868	6,572	3 %	(2)%
Steelmaking Coal ('000 tonnes)[7]	2,424	4,102	4,238	3,780	4,756	(41)%	(49)%
Hard Coking Coal	1,561	3,019	3,321	2,921	3,804	(48)%	(59)%
PCI/SSCC	863	1,083	917	859	952	(20)%	(9)%
Export thermal Coal	396	249	142	324	34	59 %	1,065 %
Manganese (tonnes)							
Manganese ore[8]	742,400	405,500	356,000	783,800	847,800	83 %	(12)%

[1] Copper production shown on a contained metal basis. Reflects copper production from the Copper operations in Chile and Peru only (excludes copper production from the Platinum Group Metals business).

[2] Excludes nickel production from the Platinum Group Metals business.

[3] Ounces refer to troy ounces. PGMs consists of 5E+gold (platinum, palladium, rhodium, ruthenium and iridium plus gold).

[4] Refined production excludes toll refined material.

[5] De Beers Group production is on a 100% basis, except for the Gahcho Kué joint operation which is on an attributable 51% basis.

[6] Total iron ore is the sum of Kumba and Minas-Rio and reported in wet metric tonnes. Kumba product is shipped with ~1.6% moisture and Minas-Rio product is shipped with ~9% moisture.

[7] Anglo American's attributable share of saleable production. Steelmaking coal production may include some product sold as thermal coal and includes production relating to third-party product purchased and processed at Anglo American's operations.

[8] Anglo American's 40% attributable share of saleable production.

Non-financial data

	2024	2023	2022	2021	2020
Anglo American plc data					
Safety[1]					
Work-related fatalities[2][3]	**3**	3	2	2	2
Fatal-injury frequency rate (FIFR)[2][3]	**0.013**	0.010	0.008	0.008	0.010
Total recordable injury frequency rate (TRIFR)[2]	**1.57**	1.78	2.19	2.24	2.14
Lost-time injury frequency rate (LTIFR)[2]	**1.06**	1.23	1.40	1.52	1.34
Occupational health[1]					
New cases of occupational disease (NCOD)[2]	**19**	15	5	16	30
Environment[1]					
Total greenhouse gas (GHG) emissions – Scopes 1 and 2 (Mt CO_2e)[2]	**11.6**	12.5	13.3	14.5	15.4
Total energy consumed (million GJ)[2]	**87**	89	83	84	78
Fresh water withdrawals (million m^3)	**35**	38	36	37	37
People					
Number of employees ('000)[4]	**55**	60	59	64	65
Women in senior management[5]	**34%**	29%	29%	29%	27%
Historically Disadvantaged South Africans in management[6]	**86%**	85%	71%	73%	68%
Voluntary turnover (%)[7]	**4.3%**	3.5%	3.6%	3.5%	2.8%
Social					
Community Social Investment spend (total in US$ million)[8]	**145**	148	175	138	125
Community Social Investment spend (% of underlying EBIT)[8]	**3**	2	2	1	2
Number of jobs supported off site[9]	**157,199**	144,004	114,534	104,860	92,397
Select Business data					
Safety[1]					
Work-related fatalities – Copper Chile	**—**	2	—	—	—
Work-related fatalities – Copper Peru	**—**	—	—	1	—
Work-related fatalities – Nickel	**—**	—	—	—	—
Work-related fatalities – PGMs	**3**	—	—	1	1
Work-related fatalities – De Beers	**—**	—	1	—	—
Work-related fatalities – Iron Ore – Kumba	**—**	1	—	—	—
Work-related fatalities – Iron Ore – IOB	**—**	—	—	—	—
Work-related fatalities – Coal – Steelmaking Coal	**—**	—	1	—	—
Work-related fatalities – Coal – Thermal Coal South Africa	**n/a**	n/a	n/a	—	1
Work-related fatalities – Crop Nutrients[10]	**—**	—	—	—	—
Work-related fatalities – Corporate and Other	**—**	—	—	—	—
TRIFR – Copper Chile	**1.08**	1.14	1.42	1.55	1.58
TRIFR – Copper Peru	**0.96**	1.47	2.23	2.93	2.20
TRIFR – Nickel	**2.73**	5.65	3.67	1.26	1.51
TRIFR – PGMs	**1.67**	1.61	2.34	2.60	2.40
TRIFR – De Beers	**1.54**	2.05	2.19	2.03	2.18
TRIFR – Iron Ore – Kumba	**0.76**	0.98	1.55	0.80	1.74
TRIFR – Iron Ore – IOB	**1.37**	1.32	1.60	2.24	1.87
TRIFR – Coal – Steelmaking Coal	**3.73**	4.39	5.63	4.12	4.72
TRIFR – Coal – Thermal Coal South Africa	**n/a**	n/a	n/a	1.49	1.55
TRIFR – Crop Nutrients[10]	**2.67**	1.96	1.90	2.59	0.81
TRIFR – Corporate and Other	**1.27**	1.58	0.37	2.04	0.37

See next page for footnotes.

	2024	2023	2022	2021	2020
Environment[1]					
GHG emissions – Mt CO_2e – Copper Chile	0.4	0.4	0.4	0.4	0.3
GHG emissions – Mt CO_2e – Copper Peru	0.2	0.2	0.2	0.1	0.0
GHG emissions – Mt CO_2e – Nickel	1.2	1.1	1.1	1.3	1.3
GHG emissions – Mt CO_2e – PGMs	4.2	4.3	4.1	4.5	4.0
GHG emissions – Mt CO_2e – De Beers	0.4	0.4	0.5	0.4	0.4
GHG emissions – Mt CO_2e – Iron Ore – Kumba	0.8	1.0	1.0	1.0	0.9
GHG emissions – Mt CO_2e – Iron Ore – IOB	0.2	0.2	0.2	0.3	0.3
GHG emissions – Mt CO_2e – Coal – Steelmaking Coal	4.1	4.9	5.8	6.4	7.5
GHG emissions – Mt CO_2e – Coal – Thermal Coal South Africa	n/a	n/a	n/a	0.8	0.8
GHG emissions – Mt CO_2e – Crop Nutrients[10]	0.0	0.0	0.0	0.0	0.0
GHG emissions – Mt CO_2e – Corporate and Other	0.0	0.0	0.0	0.0	0.0
Energy consumption – million GJ – Copper Chile	11.4	12.6	13.0	12.8	11.3
Energy consumption – million GJ – Copper Peru	7.6	6.3	3.4	1.6	0.6
Energy consumption – million GJ – Nickel	20.9	20.6	20.3	20.8	21.3
Energy consumption – million GJ – PGMs	19.9	20.6	18.9	20.8	18.0
Energy consumption – million GJ – De Beers	3.7	3.8	4.2	4.2	3.9
Energy consumption – million GJ – Iron Ore – Kumba	7.1	8.9	9.0	8.7	8.1
Energy consumption – million GJ – Iron Ore – IOB	5.8	5.4	5.1	5.1	5.2
Energy consumption – million GJ – Coal – Steelmaking Coal	10.1	10.2	9.2	9.3	9.2
Energy consumption – million GJ – Coal – Thermal Coal South Africa	n/a	n/a	n/a	3.1	3.5
Energy consumption – million GJ – Crop Nutrients[10]	0.2	0.3	0.1	0.2	0.1
Energy consumption – million GJ – Corporate and Other	0.1	0.2	0.1	0.1	0.1
Total water withdrawals – million m^3 – Copper Chile	29.3	32.6	34.9	33.5	35.8
Total water withdrawals – million m^3 – Copper Peru	22.3	20.0	8.7	0.7	1.5
Total water withdrawals – million m^3 – Nickel	7.8	6.9	7.0	7.0	8.0
Total water withdrawals – million m^3 – PGMs	35.9	37.5	42.2	42.6	43.9
Total water withdrawals – million m^3 – De Beers	8.7	7.3	7.2	11.6	10.1
Total water withdrawals – million m^3 – Iron Ore – Kumba	9.2	9.9	11.4	11.2	10.6
Total water withdrawals – million m^3 – Iron Ore – IOB	22.0	27.5	41.4	32.2	35.3
Total water withdrawals – million m^3 – Coal – Steelmaking Coal	20.5	32.8	31.8	20.9	21.0
Total water withdrawals – million m^3 – Coal – Thermal Coal South Africa	n/a	n/a	n/a	14.9	31.0
Total water withdrawals – million m^3 – Crop Nutrients[10]	0.1	0.1	0.1	0.1	0.2
Total water withdrawals – million m^3 – Corporate and Other	0.0	0.0	1.9	1.8	0.0
People[4]					
Number of employees – Copper Chile	3,900	4,000	4,400	4,300	3,800
Number of employees – Copper Peru	1,200	1,000	1,000	750	400
Number of employees – Nickel	1,400	1,000	1,400	1,400	1,400
Number of employees – PGMs	22,400	27,000	26,500	31,400	31,500
Number of employees – De Beers	10,800	10,900	10,500	10,000	10,700
Number of employees – Iron Ore – Kumba	6,600	6,700	6,700	6,100	6,200
Number of employees – Iron Ore – IOB	2,900	2,600	2,600	2,600	2,500
Number of employees – Coal – Steelmaking Coal	2,600	2,500	2,000	1,900	2,000
Number of employees – Coal – Thermal Coal South Africa	n/a	n/a	n/a	n/a	4,600
Number of employees – Crop Nutrients[10]	300	300	500	600	300
Number of employees – Corporate and Other	3,300	3,200	3,000	4,700	6,900

[1] Data relates to subsidiaries and joint operations over which Anglo American has management control. Data excludes De Beers' joint operations in Namibia and Botswana. See page 132 of the Anglo American plc Sustainability Report 2024 for the full list of entities within the reporting scope. Divested businesses are included up until the point of divestment, with the exception of total Group GHG emissions, energy consumed and total water withdrawals where current and historical data has been adjusted to exclude Thermal Coal South Africa, which was divested in May 2021.

[2] See pages 332–333 for definitions and basis of calculation.

[3] The work-related fatal injuries and FIFR figures presented for 2021 have been restated to reflect the death of an employee in April 2022, following a fall-related injury in November 2021.

[4] Average number of employees for 2023–2020 excludes contractors and associates and joint ventures employees, and includes a share of employees within joint operations, based on shareholding. Data for 2019 is presented on the same basis, with the exception of Debswana (De Beers), where employee numbers are included at 19.2%, reflecting Anglo American's economic interest. PGMs employee numbers for 2022 have been restated to exclude contractors.

[5] Female representation within the Executive Leadership Team and those reporting to them.

[6] Historically Disadvantaged South African employees within bands seven and above divided by the total number of South African employees in bands seven and above.

[7] The number of people who resigned as a percentage of the total work force, excluding contractors.

[8] CSI spend is the sum of donations for charitable purposes and community investment (which includes cash and in-kind donations and staff time) as well as investments in commercial initiatives with public benefit (such as enterprise development).

[9] The number of jobs supported includes existing jobs (in activities supported by the intervention) and newly created jobs through Anglo American's various community Livelihoods' programmes. Jobs supported are measured as full time equivalent jobs. In 2023, we understated the number of off-site jobs supported at our Brazil operations.

[10] Comparative data for Crop Nutrients prior to 2020 is not presented as the acquisition of Sirius Minerals Plc was completed in 2020.

Directors' report

This section includes certain disclosures which are required by law to be included in the Directors' report.

In accordance with the Companies Act 2006 (Companies Act), the following items have been reported in other sections of the Integrated Annual Report and are included in this Directors' report by reference:

– Details of the directors of the Company can be found on pages 158–161

– Directors' interests in shares at 31 December 2024 and any changes thereafter, can be found on pages 214–215 of the directors' remuneration report

– Events occurring after the end of the year are set out in note 31 to the financial statements on page 289

– The Strategic Report on pages 2–154 gives a fair review of the business and an indication of likely future developments and fulfils the requirements set out in section 414C of the Companies Act

– Details of the Group's governance arrangements and its compliance with the UK Corporate Governance Code (the Code) can be found on pages 155–223

– Comprehensive details of the Group's approach to financial risk management are given in note 25 to the financial statements on pages 276–278

– The Group's disclosure of its greenhouse gas emissions can be found on page 71. The Group's Streamlined Energy and Carbon Reporting (SECR) disclosures can be found on page 154

– The Group's disclosures related to the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) can be found on pages 148–153

– Details of employee engagement can be found on pages 88–91 and 175–176

– Details of stakeholder engagement can be found on pages 16–19 and 175–177.

Going concern
The financial position of the Group, its cash flows, liquidity position and borrowing facilities are set out in the Group financial review on pages 108–111. The Group's net debt (including related hedges) at 31 December 2024 was $10.6 billion (2023: $10.6 billion). As part of its routine financing activities, in March 2024, the Group issued €500 million 3.75% Senior Notes due June 2029 and €750 million 4.125% Senior Notes due March 2032, and in April 2024, $1 billion 5.75% Senior Notes due April 2034 and $500 million 6% Senior Notes due April 2054. The Group's liquidity position (defined as cash and undrawn committed facilities) of $15.3 billion at 31 December 2024 remains strong. Further details of borrowings and facilities are set out in note 22 and note 25, and net debt is set out in note 21.

The directors have considered the Group's cash flow forecasts for the period to the end of December 2026 under base and downside scenarios, with reference to the Group's principal risks as set out within the Group viability statement on pages 95–96. In the downside scenarios modelled (including pricing and production downsides, alongside a significant operational incident and considering variation in timing of the Group divestments), the Group maintains sufficient liquidity throughout the period of assessment without the use of mitigating actions.

The Board is satisfied that the Group's forecasts and projections, taking into account reasonably possible changes in trading performance, show that the Group will be able to operate within the level of its current facilities for a period of at least 12 months from the date of approval of the financial statements. For this reason the Group continues to adopt the going concern basis in preparing its financial statements.

Dividends
An interim dividend of US$0.42 per ordinary share was paid on 27 September 2024. The directors are recommending that a final dividend of US$0.22 per ordinary share be paid on 7 May 2025 to ordinary shareholders on the register at the close of business on 14 March 2025 subject to shareholder approval at the AGM to be held on 30 April 2025. This would bring the total dividend in respect of 2024 to US$0.64 per ordinary share. In accordance with the UK-adopted International Accounting Standards, the final dividend will be accounted for in the financial statements for the year ended 31 December 2025.

The Anglo American Employee Benefit Trust (EBT) holds shares to facilitate the operation of certain of the Group's share option and share incentive schemes (share plans). The EBT has waived the right to receive dividends on all unallocated shares not allocated to dividend bearing share awards.

Share capital
The Company's issued share capital as at 31 December 2024 is set out in note 26 on pages 279–280.

Significant shareholdings
Taking into account the information available to the Company as at 19 February 2025, the table below shows the Company's understanding of interests in 3% or more of the Total Voting Rights attaching to its issued ordinary share capital:

Company	Number of shares	Percentage of voting rights
Public Investment Corporation	93,551,783	6.86
BlackRock Inc.	84,968,927	6.05
The Capital Group Companies, Inc.	67,318,070	5.03
Tarl Investment Holdings (RF) Proprietary Limited[1]	47,275,613	3.37
Epoch Two Investment Holdings (RF) Proprietary Limited[1]	42,166,686	3.01

[1] Epoch Two Investment Holdings (RF) Proprietary Limited (Epoch Two) and Tarl Investment Holdings (RF) Proprietary Limited (Tarl) are two of the independent companies that have purchased shares as part of Anglo American's 2006 share buyback programme. Epoch Two and Tarl have waived their right to vote all the shares they hold, or will hold, in Anglo American plc.

Sustainable development
The Sustainability Report 2024 will be published on the Group's website on 3 March 2025.

This report focuses on the safety, health, sustainable development and environmental performance of the Group's managed operations, its performance with regard to our Code of Conduct, and the operational dimensions of its social programmes.

Audit information
The directors confirm that, so far as they are aware, there is no relevant audit information of which the auditor is unaware, that all directors have taken all reasonable steps to make themselves aware of any relevant audit information and to establish that the auditor is aware of that information.

Disclosure table pursuant to UK Listing Rule 6.6.1

Listing Rule	Information to be included	Disclosure
6.6.1(1)	Interest capitalised by the Group	See note 4, page 242
6.6.1(2)	Unaudited financial information (UKLR 6.2.23R)	None
6.6.1(3)	Long term incentive scheme only involving a director (UKLR 9.3.3R)	None
6.6.1(4)	Directors' waivers of emoluments	None
6.6.1(5)	Directors' waivers of future emoluments	None
6.6.1(6)	Non pro rata allotments for cash (issuer)	None
6.6.1(7)	Non pro rata allotments for cash (major subsidiaries)	None
6.6.1(8)	Listed company is a subsidiary of another company	Not applicable
6.6.1(9)	Contracts of significance involving a director	None
6.6.1(10)	Contracts of significance involving a controlling shareholder	Not applicable
6.6.1(11)	Waivers of dividends	See 'Dividends' paragraph on page 346
6.6.1(12)	Waivers of future dividends	See 'Dividends' paragraph on page 346
6.6.1(13)	Agreement with a controlling shareholding (UKLR 6.2.3R)	Not applicable

Employment and other policies

The Group's key operating businesses are empowered to manage within the context of the different legislative and social demands of the diverse countries in which those businesses operate, subject to the standards embodied in Anglo American's Code of Conduct. Within all the Group's businesses, the safe and effective performance of employees and the maintenance of positive employee relations are of fundamental importance. Managers are charged with ensuring that the following key principles are upheld:

– Adherence to national legal standards on employment and workplace rights at all times

– Adherence to the International Labour Organization's core labour rights, including: prohibition of child labour; prohibition of inhumane treatment of employees and any form of forced labour, physical punishment or other abuse; recognition of the right of our employees to freedom of association and the promotion of workplace equality; and the elimination of all forms of unfair discrimination

– Continual promotion of safe and healthy working practices

– Provision of opportunities for employees to enhance their work related skills and capabilities

– Adoption of fair and appropriate procedures for determining terms and conditions of employment.

It is the Group's policy that everybody should have full and fair consideration for all vacancies. Employment is considered on merit and with regard only to the ability of any applicant to carry out the role. We endeavour to retain the employment of, and arrange suitable retraining, for any employees in the workforce who become disabled during their employment. Where possible we will adjust a person's working environment to enable them to stay in our employment.

The Group promotes an inclusive and diverse environment where every colleague is valued and respected for who they are, and has the opportunity to fulfil their potential. The Group is focused on providing a workplace where everyone can thrive and has introduced a number of Group-wide policies to encourage this. The Group's inclusion and diversity policy reflects its commitment as a signatory to the United Nations Global Compact and is aligned both to the labour rights principles set out in the International Labour Organization core conventions and with the United Nations Sustainable Development Goals. The Group has also introduced policies related to bullying, harassment and victimisation and recognising and responding to domestic violence, which clearly states its zero tolerance to such behaviours, along with a Group-wide flexible working policy and family friendly and carer policy recognising changing societal needs.

Further, the Group is committed to treating employees at all levels with respect and consideration, to investing in their development and to ensuring that their careers are not constrained by discrimination or arbitrary barriers.

Our Code of Conduct is supported by several policies, procedures and standards which provide specific guidance to employees on the behaviour required to reinforce the Group's Values and uphold the Group's commitments to prioritise safety, health and the environment; treat people with care and respect, conduct business with integrity and protect its physical assets and information. The Code of Conduct can be accessed via the Group's website.

The Conducting Business with Integrity Policy sets out the Group's anti-bribery and corruption commitment by clearly stating that the Group will neither give nor accept bribes, nor permit others to do so in its name. The Policy sets out the standards of ethical business conduct that we require at every level within our business, including our subsidiaries and managed joint operations, to combat corrupt practices. The Policy is supported by procedures and standards which have been translated into the main languages that are used across the Group's operations. We expect all suppliers to Anglo American to meet legal requirements of the conditions outlined within the Responsible Sourcing Standard for Suppliers, which is available on the Group's website and referenced in contracts. The Standard includes a dedicated pillar which provides unambiguous guidance for suppliers to conduct business fairly, transparently and with integrity.

A dedicated team, operating within a broader risk management and business assurance team, oversees the implementation of the Conducting Business with Integrity Policy. Working closely with other corporate functions, senior managers and compliance structures in the businesses, the team provides guidance and support on the implementation and monitoring of the Policy. The team also assists on bribery and corruption risk identification and management, and providing online and face-to-face training for relevant employees, including those in high-risk roles. The internal audit team regularly provides risk based assurance on the implementation of the anti-bribery and corruption controls framework.

The Group's whistleblowing facility, YourVoice, is available to employees and external stakeholders to confidentially and, if they choose, anonymously report concerns about behaviour which might be unethical, unlawful or unsafe, or contrary to the Group's Values and Code of Conduct.

Political donations

No political donations were made during 2024. Anglo American has an established policy of not making donations to, or incurring expenses for the benefit of, any political party in any part of the world, including any political party or political organisation as defined in the Political Parties, Elections and Referendums Act 2000.

Additional information for shareholders

Set out below is a summary of certain provisions of the Company's current Articles of Association (Articles) and applicable English law concerning companies (the Companies Act) required as a result of the implementation of the Takeover Directive in English law. This is a summary only and the relevant provisions of the Articles or the Companies Act should be consulted if further information is required.

Dividends and distributions

Subject to the provisions of the Companies Act, the Company may, by ordinary resolution, from time to time declare final dividends not exceeding the amount recommended by the Board. The Board may pay interim dividends whenever the financial position of the Company, in the opinion of the Board, justifies such payment.

The Board may withhold payment of all, or any part of any dividends or other monies payable in respect of the Company's shares, from a person with a 0.25% interest or more (as defined in the Articles) if such a person has been served with a notice after failing to provide the Company with information concerning interests in those shares required to be provided under the Companies Act.

Rights and obligations attaching to shares

The rights and obligations attaching to the shares are set out in the Articles.

The Articles may only be changed by a special resolution passed by the shareholders.

Voting

Subject to the Articles generally and to any special rights or restrictions as to voting attached by or in accordance with the Articles to any class of shares, on a show of hands every member who is present in person at a general meeting shall have one vote and, on a poll, every member who is present in person or by proxy shall have one vote for every share of which he/she is the holder. It is, and has been for some years, the Company's practice to hold a poll on every resolution at shareholder meetings.

Where shares are held by trustees/nominees in respect of the Group's employee share plans and the voting rights attached to such shares are not directly exercisable by the employees, it is the Company's practice that such rights are not exercised by the relevant trustee/nominee.

Under the Companies Act, members are entitled to appoint a proxy, who need not be a member of the Company, to exercise all or any of their rights to attend and to speak and vote on their behalf at a general meeting or class meeting.

A member may appoint more than one proxy in relation to a general meeting or class meeting provided that each proxy is appointed to exercise the rights attached to a different share or shares held by that member. A member that is a corporation may appoint one or more individuals to act on its behalf at a general meeting or class meeting as a corporate representative. Where a shareholder appoints more than one corporate representative in respect of its shareholding, but in respect of different shares, those corporate representatives can act independently of each other, and validly vote in different ways.

Restrictions on voting

No member shall, unless the directors otherwise determine, be entitled in respect of any share held by him/her to vote either personally or by proxy at a shareholders' meeting, or to exercise any other right conferred by membership in relation to shareholders' meetings, if any call or other sum presently payable by him/her to the Company in respect of that share remains unpaid. In addition, no member shall be entitled to vote if he/she has been served with a notice after failing to provide the Company with information concerning interests in those shares required to be provided under the Companies Act.

Issue of shares

Subject to the provisions of the Companies Act relating to authority and pre-emption rights and of any resolution of the Company in a UK general meeting, all unissued shares of the Company shall be at the disposal of the directors and they may allot, grant options over, or otherwise dispose of them to such persons at such times, and on such terms, as they think proper.

Shares in uncertificated form

Any share or class of shares of the Company may be issued or held (including any shares or class of shares held on the South African Branch Register or any other overseas branch register of the members of the Company) on such terms, or in such a way, that: title to it or them is not, or must not be, evidenced by a certificate; or it or they may or must be transferred wholly or partly without a certificate. The directors have power to take such steps as they think fit in relation to: the evidencing of and transfer of title to uncertificated shares (including in connection with the issue of such shares); any records relating to the holding of uncertificated shares; the conversion of certificated shares into uncertificated shares; or the conversion of uncertificated shares into certificated shares. The Company may by notice to the holder of a share require that share: if it is uncertificated, to be converted into certificated form; and if it is certificated, to be converted into uncertificated form, to enable it to be dealt with in accordance with the Articles.

If the Articles give the directors power to take action, or require other persons to take action, in order to sell, transfer or otherwise dispose of shares; and uncertificated shares are subject to that power, but the power is expressed in terms which assume the use of a certificate or other written instrument, the directors may take such action as is necessary or expedient to achieve the same results when exercising that power in relation to uncertificated shares. The directors may take such action as they consider appropriate to achieve the sale, transfer, disposal, forfeiture, re-allotment or surrender of an uncertificated share or otherwise to enforce a lien in respect of it. This may include converting such share to certificated form. Unless the directors resolve otherwise, shares which a member holds in uncertificated form must be treated as separate holdings from any shares which that member holds in certificated form. A class of shares must not be treated as two classes simply because some shares of that class are held in certificated form and others are held in uncertificated form.

Deadlines for exercising voting rights

Votes are exercisable at a general meeting of the Company in respect of which the business being voted upon is being heard. Votes may be exercised in person, by proxy, or in relation to corporate members, by corporate representative. The Articles provide a deadline for submission of proxy forms of not less than 48 hours before the time appointed for the holding of the meeting or adjourned meeting.

Variation of rights

Subject to statute, the Articles specify that rights attached to any class of shares may be varied with the written consent of the holders of not less than three-quarters in nominal value of the issued shares of that class, or with the sanction of an extraordinary resolution passed at a separate general meeting of the holders of those shares. At every such separate general meeting the quorum shall be two persons holding, or representing by proxy, at least one-third in nominal value of the issued shares of the class (calculated excluding any shares held as treasury shares). The rights conferred upon the holders of any shares shall not, unless otherwise expressly provided in the rights attaching to those shares, be deemed to be varied by the creation or issue of further shares ranking *pari passu* with them.

Transfer of shares

All transfers of shares that are in certificated form may be effected by transfer in writing in any usual or common form or in any other form acceptable to the directors and may be under hand only. The instrument of transfer shall be signed by, or on behalf of, the transferor and (except in the case of fully paid shares) by or on behalf of the transferee. The transferor shall remain the holder of the shares concerned until the name of the transferee is entered in the register of shareholders. All transfers of shares registered on the main register of members that are in uncertificated form may be effected by means of the CREST system. All transfers of uncertified shares registered on the branch register of members in South Africa may be effected via the Transfer Secretary.

The directors may decline to recognise any instrument of transfer relating to shares in certificated form unless it:

(a) Is in respect of only one class of share

(b) Is lodged at the transfer office (duly stamped if required) accompanied by the relevant share certificate(s) and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his/her behalf, the authority of that person so to do).

The directors may decline to register any transfer of shares in certificated form unless: the instrument of transfer is in respect of only one class of share; the instrument of transfer is lodged (duly stamped if required) at the Transfer Office accompanied by the relevant share certificate(s) or such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer or, if the instrument of transfer is executed by some other person on the transferor's behalf, the authority of that person to do so; and it is fully paid. The directors may also refuse to register an allotment or transfer of shares (whether fully paid or not) in favour of more than four persons jointly.

If the directors refuse to register an allotment or transfer, they shall send the refusal to the allottee or the transferee within two months after the date on which the letter of allotment or transfer was lodged with the Company.

A shareholder does not need to obtain the approval of the Company, or of other shareholders of shares in the Company, for a transfer of shares to take place.

Directors

Directors shall not be fewer than five nor more than 18 in number. A director is not required to hold any shares of the Company by way of qualification. The Company may by ordinary resolution increase or reduce the maximum or minimum number of directors.

Powers of directors

Subject to the Articles, the Companies Act and any directions given by special resolution, the business of the Company will be managed by the Board who may exercise all the powers of the Company.

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge any of its undertaking, property and uncalled capital and to issue debentures and other securities, whether outright or as collateral security, for any debt, liability or obligation of the Company or of any third party.

The Company may by ordinary resolution declare dividends, but no dividend shall be payable in excess of the amount recommended by the directors.

Subject to the provisions of the Articles and to the rights attaching to any shares, any dividends or other monies payable on or in respect of a share may be paid in such currency as the directors may determine. The directors may deduct from any dividend payable to any member all sums of money (if any) presently payable by him/her to the Company on account of calls or otherwise in relation to shares of the Company. The directors may retain any dividends payable on shares on which the Company has a lien, and may apply the same in or towards satisfaction of the debts, liabilities or engagements in respect of which the lien exists.

Appointment and replacement of directors

The directors may from time to time appoint one or more directors. The Board may appoint any person to be a director (so long as the total number of directors does not exceed the limit prescribed in the Articles). Any such director shall hold office only until the next AGM and shall then be eligible for election.

The Articles provide that at each AGM all those directors who have been in office for three years or more since their election, or last re-election, shall retire from office. In addition, a director may at any AGM retire from office and stand for re-election. However, in accordance with the Code, all directors will be subject to annual re-election.

Stock Exchange Listings

The Company's ordinary shares are listed on the London Stock Exchange (the primary listing), the JSE Limited, the SIX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange.

Significant agreements: change of control

At 31 December 2024, Anglo American had committed bilateral and syndicated borrowing facilities totalling $9.8 billion with a number of relationship banks which contain change of control clauses. $13.5 billion of the Group's bond issues also contain change of control provisions. In aggregate, this financing is considered significant to the Group and in the event of a takeover (change of control) of the Company, these contracts may be terminated, become immediately payable or be subject to acceleration.

In the ordinary course of its business the Group's subsidiaries enter into a number of other commercial agreements, some of which may alter or be terminated upon a change of control of the Company. None of these are considered by the Group to be significant to the Group as a whole.

Purchases of own shares

At the AGM held on 30 April 2024, authority was given for the Company to purchase, in the market, up to 200.5 million ordinary shares of $54^{86}/_{91}$ US cents each. The Company did not purchase any of its own shares under this authority during 2024. This authority will expire at the 2025 AGM and, in accordance with usual practice, a resolution to renew it for another year will be proposed.

Indemnities

To the extent permitted by law and the Articles, the Company has made qualifying third-party indemnity provisions for the benefit of its directors during the year, which remain in force at the date of this report. Copies of these indemnities are open for inspection at the Company's registered office.

By order of the Board

Richard Price
Legal & Corporate Affairs Director (Company Secretary)
19 February 2025

Shareholder information

Annual General Meeting (AGM)

Our AGM will be held at 11:00 on Wednesday, 30 April 2025, at The Mermaid London, Puddle Dock, London EC4V 3DB and online via the Lumi platform.

Further details on how to access the AGM electronically or attend in person, ask questions and vote, can be found in the Notice of 2025 AGM which will be available on our website.

Investors holding shares through a nominee service should arrange with that nominee service for them to be appointed as a proxy in respect of their shareholding to attend and vote at the meeting electronically.

Shareholding enquiries

Enquiries relating to shareholdings should be made to the Company's UK Registrars, or the South African Transfer Secretaries, at the relevant address below:

UK Registrars

Equiniti
Aspect House, Spencer Road, Lancing
West Sussex BN99 6DA, England

Telephone:
In the UK: 0371 384 2026
From overseas: +44 (0) 371 384 2026

Transfer Secretaries in South Africa

Computershare Investor Services (Pty) Limited
Rosebank Towers, 15 Biermann Avenue
Rosebank, Johannesburg, 2196, South Africa
Private Bag X9000, Saxonwold, 2132, South Africa

Telephone: +27 (0) 11 370 5000

Enquiries on other matters should be addressed to the company secretary at the following address:

Registered and Head Office

Anglo American plc
17 Charterhouse Street
London EC1N 6RA
England

Telephone: +44 (0) 20 7968 8888
Registered number: 03564138

www.angloamerican.com
CoSec.Admin@angloamerican.com

On the Investors section of the Group website a range of useful information for shareholders can be found, including: Investor calendar and presentations; share price and tools; dividend information; AGM information; FAQs.

Electronic communication

Shareholders may elect to receive, electronically, notification of the availability on the Group's website of future shareholder correspondence, e.g. Integrated Annual Reports and Notices of AGMs.

By registering for this service, UK shareholders can also vote online in respect of future AGMs and access information on their shareholding including, for example, dividend payment history, sales and purchases and indicative share prices. In order to register for these services, UK shareholders should contact the UK Registrars or log on to **www.shareview.co.uk** and follow the on-screen instructions. It will be necessary to have a shareholder reference number when registering, which is shown on share certificates, dividend tax vouchers and proxy cards.

Dividends

Dividends are declared and paid in US dollars to shareholders with registered addresses in all countries except the UK, eurozone countries, Botswana and South Africa where they are paid in sterling, euros, Botswanan pula and South African rand respectively. Shareholders outside Botswana and South Africa may elect to receive their dividends in US dollars.

Shareholders with bank accounts in the UK or South Africa can have their cash dividends credited directly to their own accounts. Shareholders should contact the relevant Registrar or Transfer Secretary to make use of this facility. South African branch register shareholders would need South African exchange control approval to mandate their dividends to an account outside South Africa.

The Company operates a dividend reinvestment plan (DRIP) in the UK and South Africa, which enables shareholders to reinvest their cash dividends into purchasing Anglo American shares. Details of the DRIP and how to join are available from Anglo American's UK Registrars and South African Transfer Secretaries and on the Group's website.

ShareGift

The Company supports ShareGift, the charity share donation scheme administered by The Orr Mackintosh Foundation (registered charity number 1052686). Through ShareGift, shareholders with very small numbers of shares which might be considered uneconomic to sell are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, the proceeds being passed on to a wide range of charities. For those shareholders who wish to use ShareGift, transfer forms are available from the Registrars and further details of the scheme can be found on the website **www.sharegift.org**.

Shareview dealing service

Telephone and internet share dealing services have been arranged through Equiniti, providing a simple way for UK residents to buy or sell Anglo American shares. For telephone transactions, call 0345 603 7037 (or +44 (0) 345 603 7037 from overseas) during normal office hours. For internet dealing, log on to **www.shareview.co.uk/dealing**. You will need your shareholder reference number, found on share certificates, dividend tax vouchers, and proxy cards.

Postal dealing service

For further details on the postal dealing service, which is available to all residents, call 0371 384 2248 (or +44 (0) 371 384 2248 from overseas).

Unsolicited mail

Under the Companies Act, the Company is obliged to make the share register available upon request on payment of the appropriate fee. Because of this, some shareholders may receive unsolicited mail. If you wish to limit the receipt of addressed marketing mail you can register with the Mailing Preference Service (MPS). The quickest way to register with the MPS is via the website: **www.mpsonline.org.uk**. Alternatively you can register by telephone on: 020 7291 3310, or by email to: mps@dma.org.uk, or by writing to MPS Freepost LON20771, London W1E 0ZT.

Other Anglo American publications

- Sustainability Report
- Ore Reserves and Mineral Resources Report
- Tax and Economic Contribution Report
- Transformation Report
- Our Code of Conduct
- The Safety, Health and Environment (SHE) Way
- The Social Way
- Climate Change Report 2023
- Notice of 2025 AGM
- www.facebook.com/angloamerican
- www.x.com/angloamerican
- www.linkedin.com/company/anglo-american
- www.youtube.com/angloamerican
- www.flickr.com/angloamerican
- www.slideshare.com/angloamerican

Financial and other reports may be found at:
www.angloamerican.com/reporting

A printed copy of the Anglo American Integrated Annual Report can be ordered online at:
www.angloamerican.com/site-services/contact-us

©Anglo American plc 2025. All rights reserved.

Group terminology
In this document, references to "Anglo American", the "Anglo American Group", the "Group", "we", "us", and "our" are to refer to either Anglo American plc and its subsidiaries and/or those who work for them generally, or where it is not necessary to refer to a particular entity, entities or persons. The use of those generic terms herein is for convenience only, and is in no way indicative of how the Anglo American Group or any entity within it is structured, managed or controlled. Anglo American subsidiaries, and their management, are responsible for their own day-to-day operations, including but not limited to securing and maintaining all relevant licences and permits, operational adaptation and implementation of Group policies, management, training and any applicable local grievance mechanisms. Anglo American produces Group-wide policies and procedures to ensure best uniform practices and standardisation across the Anglo American Group but is not responsible for the day to day implementation of such policies. Such policies and procedures constitute prescribed minimum standards only. Group operating subsidiaries are responsible for adapting those policies and procedures to reflect local conditions where appropriate, and for implementation, oversight and monitoring within their specific businesses.

Disclaimer
This document is for information purposes only and does not constitute, nor is to be construed as, an offer to sell or the recommendation, solicitation, inducement or offer to buy, subscribe for or sell shares in Anglo American or any other securities by Anglo American or any other party. Further, it should not be treated as giving investment, legal, accounting, regulatory, taxation or other advice and has no regard to the specific investment or other objectives, financial situation or particular needs of any recipient.

Forward-looking statements and third party information
This document includes forward-looking statements. All statements other than statements of historical facts included in this document, including, without limitation, those regarding Anglo American's financial position, business, acquisition and divestment strategy, dividend policy, plans and objectives of management for future operations, prospects and projects (including development plans and objectives relating to Anglo American's products, production forecasts and Ore Reserve and Mineral Resource positions) and sustainability performance related (including environmental, social and governance) goals, ambitions, targets, visions, milestones and aspirations, are forward-looking statements. By their nature, such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Anglo American or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

Such forward-looking statements are based on numerous assumptions regarding Anglo American's present and future business strategies and the environment in which Anglo American will operate in the future. Important factors that could cause Anglo American's actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, levels of actual production during any period, levels of global demand and product prices, unanticipated downturns in business relationships with customers or their purchases from Anglo American, resource exploration and project development capabilities and delivery, recovery rates and other operational capabilities, safety, health or environmental incidents, the effects of global pandemics and outbreaks of infectious diseases, the impact of attacks from third parties on our information systems, natural catastrophes or adverse geological conditions, climate change and extreme weather events, the outcome of litigation or regulatory proceedings, the availability of mining and processing equipment, the ability to obtain key inputs in a timely manner, the ability to produce and transport products profitably, the availability of necessary infrastructure (including transportation) services, the development, efficacy and adoption of new or competing technology, challenges in realising resource estimates or discovering new economic mineralisation, the impact of foreign currency exchange rates on market prices and operating costs, the availability of sufficient credit, liquidity and counterparty risks, the effects of inflation, terrorism, war, conflict, political or civil unrest, uncertainty, tensions and disputes and economic and financial conditions around the world, evolving societal and stakeholder requirements and expectations, shortages of skilled employees, unexpected difficulties relating to acquisitions or divestitures, competitive pressures and the actions of competitors, activities by courts, regulators and governmental authorities such as in relation to permitting or forcing closure of mines and ceasing of operations or maintenance of Anglo American's assets and changes in taxation or safety, health, environmental or other types of regulation in the countries where Anglo American operates, conflicts over land and resource ownership rights and such other risk factors identified in Anglo American's most recent Annual Report. Forward-looking statements should, therefore, be construed in light of such risk factors and undue reliance should not be placed on forward-looking statements. These forward-looking statements speak only as of the date of this document. Anglo American expressly disclaims any obligation or undertaking (except as required by applicable law, the City Code on Takeovers and Mergers, the UK Listing Rules, the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, the Listings Requirements of the securities exchange of the JSE Limited in South Africa, the SIX Swiss Exchange, the Botswana Stock Exchange and the Namibian Stock Exchange and any other applicable regulations) to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in Anglo American's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Nothing in this document should be interpreted to mean that future earnings per share of Anglo American will necessarily match or exceed its historical published earnings per share. Certain statistical and other information included in this document is sourced from third-party sources (including, but not limited to, externally conducted studies and trials). As such it has not been independently verified and presents the views of those third parties, but may not necessarily correspond to the views held by Anglo American and Anglo American expressly disclaims any responsibility for, or liability in respect of, such information.

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Anglo American plc
17 Charterhouse Street
London
EC1N 6RA
United Kingdom

Tel   +44 (0)20 7968 8888
Registered number 3564138

www.angloamerican.com

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